Form 10-K, Exhibit 13
period 1993-12-26
MEDIA GENERAL INC
filed 1994-03-25
CIK 216539

BUSINESS IN BRIEF

Media General is a diversified communications company with major interests in newspapers, broadcast television and cable television, newsprint production, commercial printing and publications.

Newspapers

Wholly owned newspaper operations include morning and Sunday newspapers in Richmond, Virginia; Tampa, Florida; and Winston-Salem, North Carolina, with a combined average daily circulation approaching 575,000. The Company also holds a 40 percent interest in a group of 12 medium-sized daily newspapers totaling 460,000 in circulation in addition to a number of weekly newspapers.


Television

The television division operates three network-affiliated television stations in the Southeastern Sun Belt: Tampa and Jacksonville, Florida, and Charleston, South Carolina; two growing cable networks in Northern Virginia with more than 220,000 subscribers; and a cable advertising agency.

Newsprint

The newsprint division is a major producer of 100 percent recycled newsprint, with a wholly owned mill in Garfield, New Jersey, and a jointly owned mill in Dublin, Georgia. An affiliated mill is in Mexico.

Auxiliary

Auxiliary operations include financial publishing products drawn from a comprehensive database of more than 10,000 stocks, bonds, mutual funds and financial markets; a statewide business magazine; and commercial printing -- all three located in Richmond, Virginia.

                                        4

NEWSPAPERS

Media General's wholly owned newspaper operations consist of daily and Sunday newspapers in Richmond, Virginia; Tampa, Florida; and Winston-Salem, North Carolina. These newspapers had a combined average daily circulation of 573,800 in 1993 and combined average Sunday circulation exceeding 723,700.

In addition, Media General publishes 14 weekly and semiweekly newspapers and shoppers covering the Tampa and West Central Florida region. Newspaper revenues increased to $307.1 million in 1993 from $299 million in 1992. Operating profit was $19.6 million for the year, up from $16.4 million in 1992.

Since the beginning of the recession in 1989, the newspaper industry has encountered a series of challenges unparalleled in recent history. Widespread consolidations and mergers in the retail industry, the emergence of mass discounters, direct-response video shopping and mail order businesses have combined to put pressure on the traditional retail advertising base long enjoyed by newspapers.

Corporate downsizing and plant closings have additionally changed the retail landscape as consumers have altered -- at least temporarily -- their buying patterns with a shift from goods to services.

Media General's newspapers have responded to these and other challenges on several fronts:

     We have sharply refined our efforts to make newspaper advertising more productive to advertisers in terms of cost-effectiveness and in the products and services we provide.

     From a news and editorial standpoint, Media General's newspapers have increased coverage through expanded zones and special sections with particular emphasis on local news coverage.

     With the completion of Winston-Salem's new press facility in mid-1994, the Company's newspapers will have some of the most modern production facilities in the world.

While the modernization programs have been capital intensive, they also have been essential long-term investments which will provide operating efficiencies, lower costs and improved profit margins.

As indicated in the Chairman's letter, the Company's newspapers continue to develop new, non-traditional sources of revenues. Because many of the ventures will not require the addition of full-time staff, profit margins should benefit.

With the digital convergence of all media rapidly becoming a reality, the vast potential of the Company's newspapers' databases is being explored. Projects include a joint venture with Cox Newspapers and BellSouth to produce local, interactive classified advertising, as well as an agreement with the Prodigy computer network to develop electronic access to The Tampa Tribune in 1994 and, eventually, to the Richmond Times-Dispatch and the Winston-Salem Journal.

While it is difficult to determine precisely what the electronic future will bring, the outlook for Media General's newspapers remains bright.

Tampa

The past year was a transitional one for The Tampa
Tribune, a year in which cost-cutting, tighter              Picture contained
budgetary controls and the planned elimination of           here in lower right
inefficient and unprofitable circulation bases              corner. See Appendix
resulted in significant improvement in the                  to this document.
newspaper's operating profits.  The Tribune's 17-
zoned editions
                                        6

were reduced to 13, increasing concentration on the paper's 11-county area of dominant influence.

After eliminating zones and home delivery in some areas, circulation declined as expected and caused at least a temporary pause in The Tribune's record as Florida's fastest-growing newspaper over the last five years. A comprehensive subscriber renewal/retention program was implemented by year-end, and a special payment program was initiated allowing subscribers to pay monthly rather than for the typical three-month period.

The Tribune's promotional efforts were expanded and in 1993 involved annual sponsorship of more than 280 Tampa Bay events. The Tribune also entered into multi-year marketing agreements with various sports organizations, including the Tampa Bay Buccaneers, the Tampa Bay Lightning, the Hall of Fame Bowl, the GTE Suncoast Seniors Golf Classic, the Gasparilla Distance Marathon, the University of South Florida and the University of Tampa.

New technology also played a larger role in bringing new revenues to The Tribune. Databased marketing and address-specific delivery were merged effectively with the successful test of the delivery of a major local retailer's catalog to six Hillsborough County ZIP codes.

As The Tribune enters its centennial year, prospects for both the newspaper and the Tampa Bay area appear to be increasingly positive.

Richmond

Paced by strong gains in the classified and circulation categories, revenues at the Richmond Times-Dispatch in 1993 increased five percent from those of 1992, a year that included five months of revenues from The Richmond News Leader, which was merged into the Times-Dispatch on June 1, 1992.

A series of changes occurred in the Richmond market in 1993 as several retail advertisers said good-bye and others moved in. Hess's, Hechingers and Ames closed their doors, and locally owned Standard Drug was sold to a national chain. Safeway groceries also exited the market, and one of two area Builders Square stores closed. In addition, two Herman's Sporting Goods stores announced their Richmond departure effective early in 1994.

Fortunately, other major retailers either moved into the market or expanded their existing operations.

Richmond Sports and Sports Town, both sporting goods "megastores", opened outlets. Hecht's opened a new store in Richmond's newest mall and its Richmond advertising schedule continued on par with its larger Washington and Baltimore markets.

Leggett added another store in 1993, filling a space vacated by Hess's, and Proffitt's, based in Knoxville, Tennessee, took over the two remaining locations left by Hess's.

Newcomer Service Merchandise moved into the Richmond market with two stores and additional openings are planned in 1994 by Wal-Mart, J.C. Penney and Sears.

From a production standpoint, the color, speed and cost-effectiveness of the new presses installed in mid-1992 have produced the anticipated results. The suburban Hanover County production facility began printing 220,000 inserts weekly for a major electronics retailer, as well as a weekly four-page, four-color section for an advertiser who formerly used direct mail. Other printing jobs included work ranging from the Virginia State lottery to the United Way, and these efforts will be expanded in 1994.

Based upon fourth quarter 1993 operations, it
appears that the Richmond economy may be on the             Picture contained
mend as advertising revenues reflected growth in            here in lower right
essentially all categories in last year's final             corner. See Appendix
quarter, including a more than five percent gain            to this document.
in the retail sector.

Winston-Salem

Winston-Salem's economy began to show indications of improvement in 1993, sparked by several announcements of industrial growth and job creation.

In early spring, Pepsi-Cola said some 1,000 jobs may result from a new telemarketing operation to be located in the former headquarters building of RJR Nabisco.

That announcement was followed in the summer by the move to Winston-Salem of two Sara Lee divisions, which created 340 additional jobs. Siecor, which manufactures fiber-optic cable, intends to build a $30 million plant employing over 200 people, and Chesapeake Display will construct a new facility with some 110 jobs.

While these economic development successes bode well for the future, they have not yet been realized fully in the retail economy. Adjusted for inflation, retail sales in the Winston-Salem market have been down or flat four of the last five years, and this lack of retail growth has had a significant impact on the Winston-Salem Journal.

Run-of-press retail advertising declined at the Journal in 1993, the result of overall retail sluggishness and the decision by a major advertiser to switch to preprints.

Revenues from the classified and general advertising categories improved from year-earlier levels, however, and circulation revenues rose nearly nine percent.

The sharpest revenue gains resulted from the Journal's targeted niche product publications. Included in this category is the Journal's "Star Watch" publication, which was launched late in 1992 and now is being syndicated in 26 other newspapers across the country with a combined weekly circulation of more than 1.3 million.

Progress was made also on the Journal's database marketing effort to produce and deliver targeted print information through niche products, other publishers' magazines, product catalogs, samples and related information. One such example, launched in 1993, was "K-12," a publication strictly for homes with children in the public schools. "K-12" is popular with both readers and advertisers and is indicative of the potential for such custom sections to be expanded in 1994.

Construction of the Journal's new production and distribution facility continued on schedule during the year. At a cost of $44 million, the 140,000-square-foot plant will house a new press, mailing room, circulation distribution center and newsprint storage space. Production is scheduled to begin at the new plant in mid-1994.

The improved press capacity and mail room capability and a more positive advertising climate should result in revenue gains at the Journal in 1994.


In summarizing the year, we would indeed be remiss in failing to acknowledge the achievements of three individuals who retired in 1993 and whose careers have contributed substantially to the success of Media General's newspapers.

H. Doyle Harvill, chairman and publisher of The Tampa Tribune; Joseph C. Doster, Jr., president and publisher of the Winston-Salem Journal; and Alf Goodykoontz, senior vice president and executive editor of the Richmond Times-Dispatch, all made 1993 their last year in helping to guide their respective newspapers to new levels of success. Their vision, leadership and advice have been invaluable.

Fortunately for Media General we have highly
qualified and able successors in Jack Butcher,              Picture contained
Jonathon H. Witherspoon and William H. Millsaps,            here in lower right
Jr., who, respectively, have assumed the critical           corner. See Appendix
leadership positions vacated by their                       to this document.
predecessors.

TELEVISION

Revenues and operating profit in Media General's television segment improved in 1993, as revenues increased 5.6 percent to $179.5 million, from $169.9 million in 1992, and operating income rose 35.8 percent to $35.2 million in 1993, from $25.9 million in 1992.

Media General's television operations consist of network-affiliated television stations in Tampa and Jacksonville, Florida, and Charleston, South Carolina, along with two cable television systems in Virginia, one in Fairfax County and another in Fredericksburg.

BROADCAST TELEVISION

For the Company's broadcast television operations, the year's beginning was not encouraging. National advertising was particularly weak, and local advertisers also assumed a wait-and-see attitude with respect to President Clinton's proposed budget and economic recovery package. But as the second quarter progressed, prospects began to brighten. Some local advertisers returned to television and others stepped up their schedules. This trend continued through the remainder of the year, and revenues were further buoyed with the return of much-needed national advertising during the second half.

As a result, the year ended with overall revenue improvement at the Company's stations, despite the absence of more than $1.3 million in political advertising the stations had enjoyed in 1992.

WFLA-TV, Tampa

At WFLA-TV in Tampa, 1993 resulted in significant progress in implementing an ambitious strategic program to increase the station's audience share and demographic performance.

     Improved national time sales were realized, in part, through the selection of MMT Sales, Inc., the station's national sales representative.

     WFLA's "Live at Five News Hour" was reformatted into two separate half-hour programs, which produced immediate audience gains.

     Its news set and graphics look were updated and station identity reinforced.

     Joint efforts with The Tampa Tribune resulted in expanded marketing and new business development opportunities.

NBC's 1994 carriage of the Super Bowl, its continued carriage of National Basketball Association games, and the return of Major League Baseball to the network, combined with a strengthening national and local economy, augur well for continued growth at WFLA-TV.

WCBD-TV, Charleston

In 1993 the Base Realignment and Closure Commission announced the closing of the Charleston Naval Shipyard and the Charleston Navy Base. Initial reports suggested that the projected loss in military-related jobs could be potentially catastrophic to the area's economy -- possibly as high as one-fourth of the entire local workforce.

Although the effect of the closings now appears to have been substantially overstated, the impact on local advertising spending was both real and immediate.

At WCBD-TV, Media General's ABC affiliate in Charleston, local advertising billings trailed those of 1992's by 4.4 percent during the first three quarters before rebounding in the year's last quarter.

Despite an overall decline in local time sales,
strong national advertising revenues, coupled with          Picture contained
effective cost cutting, produced a positive year-           here in lower right
to-year revenue gain and a four-fold improvement            corner. See Appendix
in operating results.  The station also made                to this document.
important progress in terms of both ratings and revenues in several time periods and ended the year as number one in virtually every local time period.

Emphasis continued to be placed on WCBD-TV's news operations, resulting in the receipt of nine major broadcast news awards, including "The Best of Show Award" involving every major Southeast television market.

With renewed local economic growth, WCBD-TV's revenue base and operating income should continue to improve this year.

WJKS-TV, Jacksonville

By whatever measure -- revenues, profits, or expense controls -- 1993 was a highly successful year for WJKS-TV, Media General's ABC affiliate in Jacksonville.

Paced by a strong return of the automotive business, revenues at WJKS-TV in 1993 rose more than nine percent, and solid gains were made in both national and local advertising time sales.

Concurrently, the station maintained its aggressive cost-control programs, which produced expense reductions of more than three percent for the year.

For the past two years, WJKS has produced a 10 p.m. weekday newscast for the local Fox network affiliate. The newscast's profitability increased significantly following substantial ratings improvements in the first half of 1993, and the program subsequently has been expanded to seven nights a week.

In 1993 WJKS renewed efforts to create additional revenues and profits from its existing asset base. These programs included marketing its satellite uplink truck for teleconferencing, leasing its computerized editing suite during off-hours, and aggressively selling space on its transmitting tower.

With a resurgence in the Jacksonville economy, the as-yet-undetermined benefits of being a new National Football League franchise city, and continued attention to expense controls, 1994 should be another year of growth.

CABLE TELEVISION

Despite the cumbersome time and administrative burdens imposed by the reregulation of cable television, Media General's two Northern Virginia franchises registered continued growth in 1993.

Combined cable-related revenues rose nearly seven percent in 1993 to $125.4 million, with accompanying sharp gains in operating profitability. Subscriber growth also continued, and the two systems served 220,400 customers at year-end, with a joint penetration percentage rate of 68.1.

Media General Cable of Fairfax County

Revenues, operating income, total subscriber count and penetration levels rose to record highs in 1993 at Media General's flagship cable system in Fairfax County.

     Revenues rose to $115.3 million, from $108.9 million in 1992.

     Year-end subscriber count was 206,228, up from 201,789 a year earlier.

     Monthly revenue per home passed was $30.39, compared with $29.47 in 1992, and monthly average revenue per subscriber increased to $45.15 from $44.18 in 1992.

Faced with new regulations that impose significant restrictions on so-called basic tier pricing, Fairfax Cable reemphasized efforts to expand the unregulated segments of its business.

Pay-per-view revenue increased more than 16 percent during the year, representing nearly 900,000 transactions for movies, concerts and special events.

To increase the sales of premium units to subscribers, Fairfax Cable negotiated agreements with Cinemax, The Movie Channel, Disney and Home Team Sports to market those channels at reduced prices, while maintaining overall pay-per-view profit margins.

As 1993 drew to a close, Fairfax Cable began
conducting a test which could lead to further pay-          Picture contained
per-view gains.  By using the cable system's                here in lower right
unique two-way capabilities, a test group of                corner. See Appendix
subscribers is able to order pay-per-view through           to this document.
their television remote con-

trols.  This program is expected to be expanded to other customers in 1994.

Fairfax's Media General Productions also enjoyed a strong year. Developed initially to provide for Fairfax Cable's own production needs, the unit has grown into a successful stand-alone operation, producing video projects for a number of major clients, including National Geographic and GTE Spacenet.

Cable programming activities also were accelerated as Fairfax launched "Prevue Guide" and "The Dating Network," both new advertising-supported channels. Additionally, ethnic group target marketing was expanded with the addition of "The International Channel" to full-service subscribers and "HBO en Espanol" to the premium lineup.

Mega Advertising successfully expanded its rapidly growing sales interconnect program during the year. Now representing five Washington-area cable companies with more than 520,000 total subscribers, Mega is ranked ninth nationally among other interconnects in gross billings.

Media General Cable of Fredericksburg

Media General Cable of Fredericksburg also turned in a successful year.

Revenues increased more than 14 percent from 1992, and operating profit jumped sharply.

Subscribers at the Fredericksburg system increased to more than 14,100, a gain of nearly six percent, and year-end penetration rose to 75.7 percent.

Pay-per-view revenues grew more than 42 percent during the year, and buying rates doubled to 22 percent from 11 percent of addressable subscribers the previous year.

Outlook

Media General Cable of Fairfax plans to launch an aggressive three-year plan to further upgrade its system with the latest fiber-optic technology.

Beginning in 1994, Fairfax Cable also will begin providing interactive services with the activation of 75,000 converter boxes already installed in subscribers' homes, enabling Fairfax County subscribers to be among the first in the world to "interact" and communicate through their television sets.

NEWSPRINT

Media General's newsprint operations include Garden State Paper Company's wholly owned recycling mill in Garfield, New Jersey, with a rated annual capacity of 235,000 short tons, and minority interests in two affiliated recycling newsprint mills. Those include a one-third interest in Southeast Paper Manufacturing Company in Dublin, Georgia, with a rated capacity of more than 460,000 short tons, and a 49 percent interest in Pronapade, located in San Luis Potosi, Mexico, a joint affiliate with the Mexican government, with a capacity of 155,000 short tons.

Newsprint revenue increased to $100.4 million in 1993 from $96.5 million in 1992, and operating income rose to $5.7 million from $1.3 million the previous year. Despite the improvement, prices remained under pressure throughout much of the year.

Newsprint industry pricing had grown in a fairly predictable pattern for a number of years, but prices peaked in 1988 and then began a general decline after several new newsprint machines -- with their attendant higher production levels -- came on line just as the economy and newsprint demand began to weaken.

Newsprint selling prices then began to erode
almost steadily until late October 1992, when               Picture contained
customer inventories began to increase in                   here in lower right
anticipation of a Canadian newsprint industry               corner. See Appendix
strike.  Inventories rose for nine consecutive              to this document.
months before peaking in mid-1993.

In line with the inventory build-up, selling prices for Media General's newsprint improved gradually during the first half of 1993, then began to decline almost monthly as newspapers were able to take advantage of the oversupply position throughout the newsprint industry. While the resultant effect on newsprint profitability was substantial, the potential impact was significantly reduced because of continued cost-reduction efforts at Garden State Paper (GSP).

Of particular benefit was the continuing contribution of GSP's fiber fuel project, which was essentially completed in mid-1992. The system captures a significant portion of the 100 tons of fiber daily that are not usable in the production of fresh newsprint, and the recaptured material is then thickened and burned as an alternate fuel. Burning the material, rather than disposing of it through the regional sewer system, resulted in effluent disposal costs savings in 1993 of approximately $4 million compared with 1992 charges. Recovery of the fuel value from the fiber mix also aided fuel costs.

Affiliated Operations

Media General, Knight-Ridder, Inc., and Cox Enterprises are the three partners in Southeast Paper Manufacturing Company.

Southeast Paper, which sells its recycled newsprint principally in 10 Southeastern states, was also affected by the roller coaster pricing which characterized the newsprint industry in 1993.

Looking toward a period of renewed price stability and increased demand, Southeast Paper announced in mid-year a $25 million expansion program that would boost its production of newsprint by 20,000 tons annually, to a total of 480,000 tons. Financing for the expansion will be facilitated through tax-exempt industrial revenue bonds.

During the second half of 1993, the Mexican government announced its intention to privatize the newsprint operation in which Media General has a 49 percent interest. The Company anticipates that such a sale or some other form of divestiture will end Media General's involvement at Pronapade in 1994 as previously planned.

Outlook

It now appears that the newsprint oversupply situation will shrink over the course of 1994, but not to the degree that newsprint producers should anticipate a return to sharply higher profits.

In the longer term, however, increased newspaper advertising linage and accompanying newsprint demand, coupled with the ongoing shutdown of older newsprint machines or their conversion to the production of other paper grades, should once again presage improved newsprint profitability.

AUXILIARY

Media General operates three relatively small companies related to its major businesses of information and communications. Each of these operations -- commercial printing, targeted regional business publishing, and an electronic financial database publishing unit -- experienced solid revenue gains in 1993 and shares the potential for improved longer-term growth and profitability.

Financial Publishing

Media General Financial Services (MGFS) had a record year in 1993, the result of growth and stability in its existing businesses as well as the successful introduction of two new products during the year.

Media General Financial Services is a diversified
financial data publisher with more than 20 years            Picture contained
of experience in serving the information needs of           here in lower right
institutional investors, corporations,                      corner. See Appendix
universities, publications and others.                      to this document.

Its first new product opportunity in 1993 occurred when the Securities and Exchange Commission introduced regulations that required publicly held companies to provide detailed performance graphs in their proxy material. The new graph was required to show a five-year return comparison of the company stock against a related peer group and a broad equity market index. With the depth of its database, MGFS quickly notified 7,000 companies of its capability. Of the six firms offering this service today, MGFS is one of the principal providers.

Another successful new product offering involved the American Association of Individual Investors (AAII) and the joint development of Stock Investor, a quarterly software/data product provided on diskettes. MGFS provides financial data on 7,000 companies and AAII markets, produces and distributes the product. The product was introduced in June 1993, and sales were brisk throughout the rest of the year.

Additionally, The Associated Press began developing a lineup of facsimile-delivered financial information services designed for private investors. MGFS data are at the heart of the new service, which is marketed by newspapers.

Other new products and joint ventures are planned this year to complement and expand MGFS's successes in 1993.

Business Publishing

Media General Business Communications, publisher of Virginia Business magazine, made a substantial improvement in its operating performance in 1993.

Revenues increased eight percent which, in combination with a nearly four percent expense reduction, resulted in a significant year-over-year improvement.

Since its founding eight years ago, Virginia Business has strengthened its market position among readers and advertisers. The magazine has been a leader in covering the state's economic policy, the economics of health care and other business issues of statewide importance. The Virginia Press Association recognized its efforts this past year with five awards for editorial and graphics excellence.

A series of in-depth reports on regions and industries within Virginia has bolstered the magazine's normal editorial content while generating strong advertising support.

Virginia Business is well-positioned to benefit from an economic recovery. Costs are under control, and the advertising base is increasingly diversified.

Commercial Printing

Against a national backdrop of increased competition and static pricing in the commercial printing industry, Beacon Press had a highly successful year in 1993. Boosted by several new accounts, sales increased 15.6 percent during the year, and operating profit doubled.

Periodicals accounted for some 65 percent of Beacon's revenues during the year, and new customers ranged from a gospel music publication to an art catalog.

Increasingly, there is a trend for Beacon's customers to provide their material on a computer disk. Customers representing 56 percent of Beacon's sales now supply all or part of their material by this process, which was virtually non-existent in 1991. The result was a four-fold increase in Beacon's desktop publishing sales in 1993.

For the fourth consecutive time, Beacon was selected to print the daily newspaper for the National Boy Scout Jamboree at Fort A. P. Hill, Virginia. The newspaper was provided nightly to Beacon on a computer disk. Beacon then printed 40,000 copies for distribution the following morning.

Beacon continued to implement a series of cost-reduction and productivity improvements during the year, and successfully negotiated new two-year pressroom and bindery employee contracts.

Looking forward, there appear to be opportunities
for additional revenue growth in 1994, but,                 Picture contained
because of sharp price competition in the                   here in lower right
industry, profit gains will again be determined             corner. See Appendix
largely by increased productivity and expense               to this document.
reductions.

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                            Fiscal Years Ended
                                                December 26,   December 27,   December 29,
                                                    1993           1992           1991
- ------------------------------------------------------------------------------------------
Revenues                                           $600,824       $577,659       $585,900
Operating costs:
  Production costs                                  321,422        316,477        325,208
  Selling, distribution and
    administrative                                  162,252        164,019        163,108
  Depreciation and amortization                      56,847         54,550         49,943
  Special charges                                       ---            ---         11,300
- ------------------------------------------------------------------------------------------
    Total operating costs                           540,521        535,046        549,559
- ------------------------------------------------------------------------------------------
Operating income                                     60,303         42,613         36,341
- ------------------------------------------------------------------------------------------
Other income (expense):
  Interest expense                                  (21,274)       (17,559)       (16,056)
  Equity in net loss of unconsolidated
    affiliates                                         (990)        (4,926)       (75,640)
  Other, net                                            835          6,131          2,659
- ------------------------------------------------------------------------------------------
    Total other income (expense)                    (21,429)       (16,354)       (89,037)
- ------------------------------------------------------------------------------------------
Income (loss) before income taxes and cumulative
  effect of changes in accounting principles         38,874         26,259        (52,696)
- ------------------------------------------------------------------------------------------
Income taxes                                         13,166          7,946          9,395
- ------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of
  changes in accounting principles                   25,708         18,313        (62,091)
Cumulative effect of changes in accounting
  principles:
    Income taxes                                        ---         15,066            ---
    Postretirement benefits (net of $8,434
      income tax benefit)                               ---        (14,379)           ---
- ------------------------------------------------------------------------------------------
Net income (loss)                                  $ 25,708       $ 19,000       $(62,091)
==========================================================================================
Earnings (loss) per common share and equivalent:
  Before cumulative effect of changes in
    accounting principles                          $   0.98       $   0.70       $  (2.39)
  Cumulative effect of changes in
    accounting principles                               ---           0.03            ---
- ------------------------------------------------------------------------------------------
  Net income (loss)                                $   0.98       $   0.73       $  (2.39)
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.  Weighted average common shares and equivalents were 26,152, 26,056 and
25,996 for 1993, 1992 and 1991, respectively.





Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)


ASSETS
                                                                December 26,   December 27,
                                                                    1993           1992
- ------------------------------------------------------------------------------------------
Current assets:
  Cash                                                            $  2,942       $  2,791
  Accounts receivable (less allowances for
    discounts and doubtful accounts
    1993 -- $3,698; 1992 -- $3,732)                                 62,122         58,733
  Inventories                                                       10,290          9,222
  Other                                                             17,003         19,052
                                                                  ---------      ---------
    Total current assets                                            92,357         89,798
- ------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                            46,675         50,515
- ------------------------------------------------------------------------------------------

Other assets                                                        45,561         60,358
- ------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
  Land                                                              21,805         21,600
  Buildings                                                        135,170        132,498
  Machinery and equipment                                          730,550        720,885
  Construction in progress                                          15,581          9,122
  Accumulated depreciation                                        (387,881)      (344,347)
                                                                  ---------      ---------
    Net property, plant and equipment                              515,225        539,758
- ------------------------------------------------------------------------------------------

Excess of cost of businesses acquired over equity
 in net assets (less accumulated amortization
  1993 -- $7,593; 1992 -- $7,143)                                   45,424         46,996
- ------------------------------------------------------------------------------------------





Total assets                                                      $745,242       $787,425
==========================================================================================

Notes to Consolidated Financial Statements begin on page 28.









LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                December 26,   December 27,
                                                                    1993           1992
- ------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                                $ 20,994       $ 23,066
  Accrued expenses and other liabilities                            60,560         57,032
  Income taxes payable                                                 746             43
  Current portion of long-term debt                                    506            ---
                                                                  ---------      ---------
    Total current liabilities                                       82,806         80,141
- ------------------------------------------------------------------------------------------

Long-term debt                                                     261,250        320,506
- ------------------------------------------------------------------------------------------

Deferred income taxes                                               88,679         94,380
- ------------------------------------------------------------------------------------------

Other liabilities and deferred credits                              87,073         82,457
- ------------------------------------------------------------------------------------------

Commitments (note 10)
- ------------------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock ($5 cumulative convertible),
    par value $5 per share:
      Authorized 5,000,000 shares; none outstanding
  Common stock, par value $5 per share:
    Class A, authorized 75,000,000 shares; issued
      25,695,000 and 25,541,413 shares                             128,475        127,707
    Class B, authorized 600,000 shares; issued
      557,154 shares                                                 2,786          2,786
  Additional paid-in capital                                         5,967          4,052
  Unearned compensation                                             (3,108)        (1,744)
  Retained earnings                                                 91,314         77,140
                                                                  ---------      ---------
      Total stockholders' equity                                   225,434        209,941
- ------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                        $745,242       $787,425
==========================================================================================

Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)
                                                          Additional   Unearned
                                          Common Stock      Paid-in     Compen-   Retained
                                       Class A    Class B   Capital     sation    Earnings
Balance at December 31, 1990         $126,585   $  2,787   $  1,297   $    ---   $143,149
  Net loss ($2.39 per share)              ---        ---        ---        ---    (62,091)
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,440)
  Exercise of options on 31,652
    Class A shares                        158        ---        (80)       ---        ---
  Issuance of 158,400 Class A shares
    under restricted stock plan           792        ---      2,406     (3,198)       ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        195        ---        ---
  Issuance of 6,308 Class A shares
    under dividend reinvestment plan       32        ---         91        ---        ---
  Amortization of unearned
    compensation                          ---        ---        ---      1,185        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 29, 1991          127,567      2,787      3,909     (2,013)    69,618
  Net income ($0.73 per share)            ---        ---        ---        ---     19,000
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,478)
  Exercise of options on 25,000
    Class A shares                        125        ---        (62)       ---        ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        179        ---        ---
  Issuance of 7,153 Class A shares
    under dividend reinvestment plan       36        ---         92        ---        ---
  Exchange of 200 Class B shares
    for Class A shares                      1         (1)       ---        ---        ---
  Amortization and forfeitures
    of unearned compensation              (22)       ---        (66)       269        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 27, 1992          127,707      2,786      4,052     (1,744)    77,140
  Net income ($0.98 per share)            ---        ---        ---        ---     25,708
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,534)
  Exercise of options on 57,632
    Class A shares                        288        ---        169        ---        ---
  Issuance of 107,600 Class A shares
    under restricted stock plan           538        ---      1,520     (2,058)       ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        392        ---        ---
  Issuance of 4,995 Class A shares
    under dividend reinvestment plan       25        ---         87        ---        ---
  Amortization and forfeitures
    of unearned compensation              (83)       ---       (253)       694        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 26, 1993         $128,475   $  2,786   $  5,967   $ (3,108)  $ 91,314
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                            Fiscal Years Ended
                                                ------------------------------------------
                                                December 26,   December 27,   December 29,
                                                    1993           1992           1991
- ------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                $ 25,708       $ 19,000       $(62,091)
  Adjustments to reconcile net income (loss):
    Depreciation and amortization                    56,847         54,550         49,943
    Deferred income taxes                               473        (20,922)        (4,246)
    Change in accounting for post-
      retirement benefits                               ---         22,813            ---
    Provision for doubtful accounts                   3,488          5,377          6,193
    Equity in net loss of unconsolidated
      affiliates                                        990          4,926         75,640
    Distributions from unconsolidated
      newsprint affiliate                               ---            ---          5,000
    Special charges                                     ---            ---         11,300
    Change in assets and liabilities:
      Accounts receivable and inventories            (7,946)          (261)        (2,294)
      Other current assets                            2,015          6,347         (1,237)
      Accounts payable, accrued expenses
         and other liabilities                        1,320        (14,964)        (2,758)
      Other, net                                      2,270         (8,296)        (4,892)
                                                   ---------      ---------      ---------
Net cash provided by operating activities            85,165         68,570         70,558
- ------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                              (32,837)       (92,319)      (115,383)
  Change in restricted bond proceeds held
    in trust                                          4,115        (10,699)           ---
  Collection of note receivable                       8,918            750            500
  Proceeds from dispositions                            ---            ---          3,030
  Other, net                                          3,905         (2,868)         9,474
                                                   ---------      ---------      ---------
Net cash used in investing activities               (15,899)      (105,136)      (102,379)
- ------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net cash proceeds from long-term borrowings           ---         47,000         43,000
  Payment of long-term debt                         (58,750)        (3,696)          (363)
  Cash dividends paid                               (11,534)       (11,478)       (11,440)
  Other, net                                          1,169          2,986          2,050
                                                   ---------      ---------      ---------
Net cash provided (used) by financing activities    (69,115)        34,812         33,247
- ------------------------------------------------------------------------------------------
Net increase (decrease) in cash                         151         (1,754)         1,426
Cash at beginning of year                             2,791          4,545          3,119
                                                   ---------      ---------      ---------
Cash at end of year                                $  2,942       $  2,791       $  4,545
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1:  Principles of Consolidation
- --------------------------------------------------------------------------------

The accompanying financial statements include the accounts of the Company and subsidiaries more than 50% owned. All significant intercompany balances and transactions have been eliminated.

The Company's fiscal year ends on the last Sunday in December.

Cost in excess of net assets acquired through 1970 is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years.


Note 2:  Inventories
- --------------------------------------------------------------------------------

Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.


Note 3:  Investments in Unconsolidated Affiliates
- --------------------------------------------------------------------------------

The Company has a one-third partnership interest in Southeast Paper Manufacturing Company (SEPCO), a domestic newsprint manufacturer which pays licensing and other fees to the Company. The Company also has a 40% interest in Garden State Newspapers (GSN), a domestic daily and weekly newspaper company.

Summarized financial information for these investments accounted for by the equity method follows:

Southeast Paper Manufacturing Company:
(In thousands)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------

Current assets                                     $ 71,503       $ 69,219       $ 79,102
Noncurrent assets                                   378,414        380,956        407,359
Current liabilities                                  55,238         40,744         45,087
Noncurrent liabilities                              255,947        263,874        284,889
==========================================================================================
Net sales                                          $185,784       $178,253       $205,700
==========================================================================================
Gross profit                                       $ 33,403       $ 27,778       $ 54,225
==========================================================================================
Net income (loss)                                  $ (6,436)      $(10,928)      $  9,096
==========================================================================================
Company's equity in net income (loss)              $   (990)      $ (4,926)      $  3,032
==========================================================================================

The 1993 net loss of SEPCO includes a charge of approximately $3.6 million relating to its adoption of Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company's share of this charge was included in the Company's equity in the net loss of SEPCO in 1992, the year in which the Company adopted SFAS 106.

In addition to the equity in net income (loss) from SEPCO, the Company also recognized license and other fees from another newsprint company and the above affiliate aggregating $3.9 million in 1993, $3.6 million in 1992, and $5.9 million in 1991. Retained earnings at December 26, 1993, includes $10.6 million related to undistributed earnings of SEPCO.

Garden State Newspapers:
(In thousands)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------
Current assets                                     $ 35,513       $ 34,300       $ 33,683
Noncurrent assets                                   220,079        213,398        261,465
Current liabilities                                  28,404         22,390         37,021
Noncurrent liabilities                              238,421        226,538        271,392
Redeemable preferred stock                           97,553         91,281         85,009
==========================================================================================
Net sales                                          $181,490       $163,155       $179,203
==========================================================================================
Gross profit                                       $ 63,037       $ 56,948       $ 43,063
==========================================================================================
Net income (loss)                                  $(10,649)      $ 12,036       $(90,384)
==========================================================================================
Company's equity in net income (loss)              $    ---       $    ---       $(78,672)
==========================================================================================

The above summarized information for GSN includes results for the twelve months ended September 30 of each year. The prior years' information has been revised to conform with the current year's presentation. The redeemable preferred stock of GSN is owned by the Company.

The Company's 1991 operations include a loss of $78.7 million ($78.3 million after-tax; $3.01 per share) from GSN which largely resulted from GSN management's decision to write down the carrying value of certain assets, mostly intangibles, in light of depressed market conditions. The 1991 loss reduced the Company's investment in GSN to zero. Although GSN's net income for the twelve months ended September 30, 1992, was $12 million, such net income was due entirely to a nonrecurring gain from the sale of a newspaper property, net of operating losses. Consequently, in 1992 the Company did not recognize any equity in GSN's 1992 net income, nor has it since, because it is unlikely to realize any dividends or cash distributions from GSN operations.

Subsequent to December 26, 1993, GSN failed to redeem the Series A and Series C Preferred Stock that previously had been issued to the Company and which was mandatorily redeemable on January 1, 1994. However, the Company has signed a Letter Agreement (Agreement) with GSN and a GSN affiliate whereby it has agreed to a process through which it would sell its 40% common equity interest in GSN, along with its GSN Series A and Series C Preferred Stock, for approximately $62.7 million. Under the terms of the Agreement, the Company would simultaneously exchange its GSN Series B Preferred Stock for the 9% Preferred Stock of Denver Newspapers, Inc., currently owned by GSN. The Company would continue to hold a warrant to purchase 40% of the common equity of Denver Newspapers, Inc. The Agreement, which will terminate if the contemplated transactions have not occurred by April 29, 1994 (unless extended by mutual agreement of the parties), is subject to various conditions, including the buyer's ability to arrange financing. Consequently, there is no assurance that the transactions will be consummated and, in light of these contingencies, the Company continues to evaluate its options.


Note 4:  Long-term Debt
- --------------------------------------------------------------------------------

Long-term debt at December 26, 1993, and December 27, 1992, was as follows:

(In thousands)                                                      1993           1992
- ------------------------------------------------------------------------------------------

Revolving credit agreements                                       $ 70,000       $110,000
9.27% notes due annually through 1996                              106,250        125,000
8.62% senior notes due annually from 1998 to 2002                   65,000         65,000
7.125% revenue bonds due 2022                                       20,000         20,000
Other                                                                  506            506
                                                                  --------- --------------
                                                                   261,756        320,506
Less current portion of long-term debt                                 506            ---
                                                                  --------- --------------
Long-term debt                                                    $261,250       $320,506
==========================================================================================

The Company has revolving credit agreements which commit five banks and financial institutions to lend the Company up to $160 million. In general, the agreements bear interest at current market rates, none of which exceeds prime. Under the agreements, the Company is obligated to pay commitment fees equal to 1/4 of 1% per annum on unused balances. The agreements remain in effect until 13 months notice is given by the lenders.

In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to 3/4 of 1% per annum on outstanding bond principal and interest payable. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds are restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey. At December 26, 1993, and December 27, 1992, $6.6 million and $10.7 million, respectively, of unused restricted bond proceeds held in trust were invested in U.S. Treasury bills classified in other noncurrent assets. The carrying amount of these investments approximated fair value at those dates.

In December 1991, the Company entered into an agreement with an insurance company to issue senior notes under a three year $150 million shelf facility. The notes can have average lives and maturities of three to fifteen years with interest rates determined by market conditions at the time of issuance. In March 1992, the Company issued $65 million of its senior notes, at a fixed interest rate of 8.62%.

The Company's bond, note and credit agreements require the maintenance of a minimum net worth of $180 million and impose certain limitations on debt to equity ratios or debt to earnings ratios, as defined, subject to certain exceptions. At December 27, 1992, $18.8 million due in 1993 under the 9.27% notes was classified as long-term debt in accordance with the Company's intention and ability to refinance the obligation on a long-term basis. The repayment of $18.8 million was made in 1993 and was funded with borrowings from the revolving credit agreements. At December 26, 1993, $18.8 million due in 1994 under the 9.27% notes was classified as long-term debt in accordance with the Company's intention and ability to refinance such obligation on a long-term basis. Excluding the $70 million of borrowings under revolving credit agreements and the $18.8 million of 9.27% notes referred to above, long-term debt maturities during the five years subsequent to December 26, 1993, aggregating $101,006,000, are as follows: 1994 - $506,000; 1995 - $43,750,000;
1996 - $43,750,000; 1997 - none; and 1998 - $13,000,000.

At December 26, 1993, the Company had an interest rate swap agreement of $50 million which, combined with the favorable effect of the 1991 termination of a counter swap agreement, effectively converts the variable interest rate on $50 million of revolving debt to a fixed interest rate approximating 8%. To the extent that variable interest rates are below 9%, the Company is unable to take advantage of such lower rates on the above-mentioned $50 million. The swap agreement expires in June 1995. In 1992, the Company entered into interest rate swap agreements of $65 million which effectively convert the $65 million senior notes with a fixed rate of 8.62% into variable rate debt. This swap was terminated in 1993, at a gain, which is being amortized over the original life of the terminated swap, effectively lowering the interest rate of the 8.62% senior notes to 8.4%. Also in 1992, the Company entered into interest rate swap agreements in amounts which matched the maturities of the Company's 9.27% notes. These swaps were terminated in 1992, at a gain, which is being amortized over the remaining life of the 9.27% notes, likewise lowering their interest rate to 8.4%.

The following information is provided solely in connection with the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The borrowings under the Company's revolving credit agreements approximate their fair value. The fair value of the Company's remaining debt of $191.8 million at December 26, 1993, and $210.5 million at December 27, 1992, was approximately $214 million and $228 million, respectively. The fair value of this remaining debt was estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The fair value of the $50 million swap at December 26, 1993, and the $50 million and $65 million swaps at December 27, 1992, approximated $3 million and $5 million, respectively, based on the estimated cost to the Company to terminate these swaps.

Note 5:  Business Segments
- --------------------------------------------------------------------------------

The Company is a diversified communications company with three principal business segments. The Newspaper segment currently includes three daily (four, prior to the June 1992, merger of The Richmond News Leader into the Richmond Times-Dispatch), and 14 weekly, semiweekly and triweekly newspapers and shoppers, ten of which were acquired in December 1990. Prior to their sale in April 1990, the Newspaper segment also included 30 weekly newspapers located on the West Coast. Television operations consist of three television stations, two cable television operations, and a cable advertising interconnect. The Newsprint segment includes the Company's recycled newsprint operations. Intersegment sales (principally newsprint) comprise less than 2% of consolidated totals and are not shown separately. Corporate assets are principally property, plant and equipment and investments in unconsolidated affiliates.

Other income, net, for 1992 includes $2.9 million of insurance proceeds related to a 1991 fire at the Company's Garden State Paper newsprint mill in Garfield, New Jersey, and $2.1 million resulting from the termination of obligations previously established upon the disposition of certain operations.

Operations for 1991 include special charges of $11.3 million ($7.1 million after-tax), $10.6 million of which relates to the Newspaper segment, for costs associated with the Company's 1991 early retirement program ($8.8 million) and the planned merger, which was consummated in June 1992, of the Company's two Richmond newspapers ($2.5 million).

Newspaper segment revenues and operating profit for 1990 include a $5.3 million pretax gain from the sale of the Company's West Coast weekly newspapers. Television segment operating profit for 1990 includes a $5.3 million favorable impact of reductions to loss estimates provided in connection with the 1988 discontinuance of media placement operations. The 1990 operating profits of the Newsprint and Auxiliary segments include losses of $1.9 million and $5.7 million, respectively, accrued in connection with the sales, concluded during the first-half of 1991, of certain recycling center, publishing and other assets.

Operations for 1989 include a $10.3 million ($6.5 million after-tax) special charge involving the write-off of unrecovered costs and expenses relating to the Company's lawsuit against William B. Tanner and others.

Information as to revenues, profitability and assets is as follows:


(In thousands)                         1993       1992       1991       1990       1989
- ------------------------------------------------------------------------------------------

Revenues
  Newspaper                          $307,058   $299,038   $299,173   $302,010   $298,138
  Television                          179,477    169,946    159,596    153,427    139,399
  Newsprint                           100,371     96,540    116,717    132,915    131,310
  Auxiliary                            13,918     12,135     10,414     25,315     26,285
- ------------------------------------------------------------------------------------------
    Total                            $600,824   $577,659   $585,900   $613,667   $595,132
==========================================================================================

(In thousands)                         1993       1992       1991       1990       1989
- ------------------------------------------------------------------------------------------
Operating profit
  Newspaper                          $ 19,610   $ 16,382   $    681   $ 26,760   $ 24,725
  Television                           35,178     25,912     18,406     24,622     16,181
  Newsprint                             5,725      1,277     18,527     21,109     18,179
  Auxiliary                              (210)      (958)    (1,273)    (8,666)    (4,671)
- ------------------------------------------------------------------------------------------
                                       60,303     42,613     36,341     63,825     54,414
Interest expense                      (21,274)   (17,559)   (16,056)   (19,831)   (25,385)
Equity in net income (loss) of
  unconsolidated affiliates              (990)    (4,926)   (75,640)    (1,303)    10,562
Other, net                                835      6,131      2,659        814        684
Corporate special charge                  ---        ---        ---        ---    (10,275)
- ------------------------------------------------------------------------------------------
    Income(loss) before income taxes $ 38,874   $ 26,259   $(52,696)  $ 43,505   $ 30,000
==========================================================================================

Identifiable assets
  Newspaper                          $330,613   $344,255   $306,754   $240,347   $206,162
  Television                          228,952    243,382    262,349    274,109    278,676
  Newsprint                            84,329     86,315     81,495     76,534     83,276
  Auxiliary                            24,592     24,606     23,954     15,108     19,805
  Corporate                            77,090     89,587     88,059    170,218    195,018
  Segment eliminations                   (334)      (720)      (300)      (372)      (280)
- ------------------------------------------------------------------------------------------
    Total assets                     $745,242   $787,425   $762,311   $775,944   $782,657
==========================================================================================

Capital expenditures
  Newspaper                          $ 12,259   $ 63,631   $ 90,165   $ 38,800   $ 30,038
  Television                           15,337     13,314     14,352     26,595     28,032
  Newsprint                             4,413     14,899     10,558      7,815      8,793
  Auxiliary                               226         59         95         94        477
  Corporate                               602        416        213        382      1,777
- ------------------------------------------------------------------------------------------
    Total                            $ 32,837   $ 92,319   $115,383   $ 73,686   $ 69,117
==========================================================================================

Depreciation and amortization
  Newspaper                          $ 21,623   $ 19,337   $ 14,528   $ 11,874   $ 11,716
  Television                           25,969     26,701     27,465     26,927     25,124
  Newsprint                             6,837      6,161      5,638      6,215      6,276
  Auxiliary                               859        864        880      1,063      1,080
  Corporate                             1,559      1,487      1,432      1,468      1,439
- ------------------------------------------------------------------------------------------
    Total                            $ 56,847   $ 54,550   $ 49,943   $ 47,547   $ 45,635
==========================================================================================

Note 6:  Income Taxes
- --------------------------------------------------------------------------------

In 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this "liability" method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

The cumulative effect (for years prior to 1992) of SFAS 109, which was adopted at the beginning of fiscal 1992, was to increase 1992 net income by $15.1 million ($0.58 per share), which represents the net decrease in the Company's deferred tax liability as of that date.

In accordance with SFAS 109, the Company recognized an increase in the deferred tax liability in 1993 to reflect the increase in the federal statutory tax rate, from 34% to 35%. At the date of enactment, the cumulative effect of the increased tax rate, which was made retroactively to January 1, 1993, was a decrease in 1993 net income of $2.3 million ($0.09 per share). This decrease in net income was substantially offset by the effects of resolving various tax examinations.

Prior to 1992, the provision for income taxes was determined under the "deferred" method, based on income and expenses included in the consolidated statements of operations. Differences between taxes so computed and taxes payable under applicable statutes and regulations were classified as deferred taxes arising from timing differences.

Investment tax credits are accounted for as a reduction of income taxes in the year realized. Prior to January 1, 1983, federal investment tax credits were deferred and are being amortized over the estimated useful lives of related assets.

Significant components of income taxes are as follows:
                                                                                  Deferred
                                                       Liability Method            Method
                                                       ----------------            ------
(In thousands)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------
Current:
  Federal                                          $ 10,956       $  4,015       $ 11,158
  State                                               1,990          1,601          3,272
    Investment tax credits -- flow-through
      method                                           (253)          (248)          (789)
                                                   ---------      ---------      ---------
                                                     12,693          5,368         13,641
                                                   ---------      ---------      ---------
Deferred:
  Federal                                            (1,697)         3,323         (3,185)
    Change in enacted tax rates                       2,262            ---            ---
    Investment tax credits amortized                   (579)          (601)          (614)
  State                                                 487           (144)          (447)
                                                   ---------      ---------      ---------
                                                        473          2,578         (4,246)
                                                   ---------      ---------      ---------
                                                   $ 13,166       $  7,946       $  9,395
==========================================================================================

Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets as of December 26, 1993, and December 27, 1992, are as follows:

(In thousands)                                        1993           1992
- ------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation                       $126,367       $119,366
  Other                                              13,111         21,809
                                                   ---------      ---------
Total deferred tax liabilities                      139,478        141,175
                                                   ---------      ---------

Deferred tax assets:
  Employee benefits                                 (27,112)       (25,110)
  Alternative minimum tax credit                    (14,892)       (12,119)
  Other                                             (15,435)       (14,866)
                                                   ---------      ---------
Total deferred tax assets                           (57,439)       (52,095)
                                                   ---------      ---------

Deferred tax liabilities, net                        82,039         89,080
Deferred tax assets included in other
  current assets                                      6,640          5,300
                                                   ---------      ---------
Deferred tax liabilities                           $ 88,679       $ 94,380
==========================================================================================

The components of deferred income taxes are as follows:
                                                                                  Deferred
                                                                                   Method
(In thousands)                                                                      1991
- ------------------------------------------------------------------------------------------
Excess of tax over book depreciation                                             $  3,141
Alternative minimum tax                                                            (1,600)
Deferred costs                                                                       (785)
Asset dispositions                                                                    953
Employee benefits                                                                  (1,508)
Special charges and related adjustments                                            (3,976)
Tax reform adjustments                                                               (538)
Deferred interest                                                                   2,150
Insurance reserves                                                                 (1,841)
Other                                                                                (242)
                                                                                 ---------
                                                                                 $ (4,246)
==========================================================================================

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:
                                                                                  Deferred
                                                       Liability Method            Method
                                                       ----------------            ------
(In thousands)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------
Income taxes computed at federal statutory
  tax rate                                         $ 13,606       $  8,928       $(17,917)
Increase (reduction) in income taxes
    resulting from:
  State income taxes, net of federal
    income tax benefit                                1,446            798          1,344
  Equity in net loss of unconsolidated
    affiliates                                          ---            ---         26,314
  Life insurance plans                               (1,756)        (1,820)          (654)
  Change in enacted tax rates                         2,068            ---            ---
  Tax examination adjustments and settlements        (2,085)           ---            ---
  Other                                                (113)            40            308
                                                   ---------      ---------      ---------
                                                   $ 13,166       $  7,946       $  9,395
==========================================================================================

Income taxes paid during 1993, 1992 and 1991, net of refunds from prior years, were $11.6 million, $7.2 million and $30.1 million, respectively. In 1991, the Company paid $20.4 million of contested tax and interest in connection with certain adjustments proposed by the Internal Revenue Service (IRS) relating to an examination of the Company's income tax returns for the years 1982 through 1985. In 1992, the Company reached a settlement with the IRS concerning the contested deficiency. In 1993, the Company reached a settlement with the IRS relating to examinations of the Company's income tax returns for the years 1986 through 1989. As a result of these two settlements with the IRS, the Company will receive refunds of approximately $10 million.

The Company's income tax returns for the years 1990 and 1991 are currently under examination by the IRS. The Company believes that adjustments, if any, arising from this examination will not be material to its results of operations or financial position.

Note 7:  Common Stock and Stock Options
- --------------------------------------------------------------------------------

Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, also are entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. Both classes of common stock receive the same dividends per share.

The Company has two nonqualified stock option plans under which options to purchase Class A common stock may be granted to key employees. The plans are administered by the Compensation & Stock Option Committee of the Board of Directors. The Committee sets option prices and determines when options become exercisable. The option price for the 1976 plan is presently not less than $2.50 per share, while the 1987 plan stipulates option prices equal to the fair market value on the date of grant. Every option must become exercisable on or before the fifth anniversary of its grant. In general, portions of the options vest and become exercisable in each of the first three to five years after their grant. Options under the plans are then exercisable during the continued employment of the optionee, and for a period of not greater than three years after termination of employment, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan. The plans continue until terminated by the Company.

                                                                                   Price
Nonqualified Option Shares                       Outstanding    Exercisable      Per Share
- ------------------------------------------------------------------------------------------
Balance at December 31, 1990                        593,522        373,802        $  2-46
  Became exercisable                                    ---         75,280          32-46
  Exercised                                         (31,652)       (31,652)             2
  Issued                                            242,100         97,500             20
  Canceled/forfeited                                (50,400)       (20,400)          2-46
                                                   ---------      ---------
Balance at December 29, 1991                        753,570        494,530           2-46
  Became exercisable                                    ---        113,480          20-46
  Exercised                                         (25,000)       (25,000)             2
  Issued                                            165,000            ---             19
                                                   ---------      ---------
Balance at December 27, 1992                        893,570        583,010           2-46
  Became exercisable                                    ---        152,134          19-32
  Exercised                                         (57,632)       (57,632)          2-20
  Issued                                            200,000            ---             19
  Canceled/forfeited                                (87,355)       (74,144)          2-46
                                                   ---------      ---------
Balance at December 26, 1993                        948,583        603,368           2-46
==========================================================================================

Number of shares reserved for future grants:
  At December 29, 1991                              987,970
  At December 27, 1992                              765,350
  At December 26, 1993                              584,385

Under the terms of the Company's restricted stock plan, adopted in 1991, certain key employees were granted 107,600 and 158,400 restricted shares of the Company's Class A stock in 1993 and 1991, respectively. Shares were awarded in the name of each of the participants, who have all the rights of other Class A stockholders, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of award, or earlier if certain performance targets are met.

Unearned compensation was recorded at the date of award based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over the ten year vesting period, or in certain circumstances upon normal retirement. The amount amortized to expense in 1993, 1992 and 1991 was $358,000, $181,000 and
$1,185,000, respectively. Shares reserved for future grants at the end of 1993, 1992 and 1991 were 155,000, 245,900 and 241,600, respectively.

Note 8:  Retirement Plans
- --------------------------------------------------------------------------------

The Company has a non-contributory defined benefit retirement plan which covers substantially all employees. Benefits are based on salary and years of service. The Company's funding policy is to contribute annually the tax-deductible amounts required by statute. Plan assets include marketable securities, U.S. government obligations and cash equivalents. The Company also has a non-contributory unfunded executive supplemental retirement plan which supplements the coverage available to certain executives under the defined benefit retirement plan.

Certain employees of the Company's newsprint operations participate in multi-employer defined benefit and contribution pension plans. The plans provide benefits to substantially all union employees.

Net pension cost for 1993, 1992 and 1991 is summarized below. The increase in 1991 pension expense resulted from early retirement arrangements.

(In thousands)                                        1993           1992           1991
- ------------------------------------------------------------------------------------------
Benefits earned during the year                    $  3,786       $  3,408       $  4,076
Interest cost on projected benefit
  obligations                                        10,507          9,703          8,141
Actual return on plan assets                        (18,103)       (10,700)       (23,980)
Net amortization and deferral                         2,857         (3,811)        10,552
Early retirement cost                                   ---            ---          8,795
                                                   --------- -------------- --------------
Defined benefit plan expense (credit)                  (953)        (1,400)         7,584
Supplemental retirement plan expense                  1,814          1,923          2,506
Multi-employer plans expense                            623            622            599
                                                   --------- -------------- --------------
    Total expense                                  $  1,484       $  1,145       $ 10,689
==========================================================================================
The non-contributory defined benefit retirement plan's status was as follows:

                                                December 26,   December 27,   December 29,
(In thousands)                                      1993           1992           1991
- ------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                           $113,896       $ 86,646       $ 77,959
  Non-vested                                          4,379          2,807          5,472
                                                   --------- -------------- --------------
    Total accumulated benefit obligations          $118,275       $ 89,453       $ 83,431
- ------------------------------------------------------------------------------------------
Plan assets at fair value                          $154,555       $145,119       $142,092
Projected benefit obligations                       145,623        113,683        109,268
                                                   --------- -------------- --------------
Plan assets in excess of projected
  benefit obligations                                 8,932         31,436         32,824
Unrecognized net gain                               (20,047)       (43,223)       (45,574)
Unrecognized prior service costs                      6,702          7,278          7,853
Unrecognized net asset from transition               (7,085)        (8,098)        (9,110)
                                                   --------- -------------- --------------
Net pension liability                              $(11,498)      $(12,607)      $(14,007)
==========================================================================================





Assumptions used in determining the funded status of the non-contributory defined benefit retirement plan are as follows:

                                                      1993        1992        1991
                                                      ----        ----        ----
Discount rate                                         7.25%       9.00%       9.00%
Average rate of increase in compensation levels       4.75%       6.50%       6.50%
Expected long-term rate of return on plan assets     10.00%      10.00%      10.00%

At December 26, 1993, and December 27, 1992, the projected benefit obligation of the supplemental retirement plan totaled $12 million, of which $10.4 million and $10 million in 1993 and 1992, respectively, was included as a liability in the accompanying balance sheet.

The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of employee contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $3.5 million, $3.4 million and $3.5 million in 1993, 1992 and 1991, respectively.

Note 9:  Postretirement Benefits
- --------------------------------------------------------------------------------

The Company provides certain health and life insurance benefits for retired employees. Substantially all of the Company's full-time employees hired before 1992 may become eligible for all or a portion of those benefits if they retire after age 55 with at least ten years of service. Employees hired after 1991 are not eligible for Company paid health care and life insurance benefits at retirement. The postretirement health care plan for participants retiring after December 31, 1991, is contributory and contains cost-sharing features. The annual health care benefit paid by the Company is fixed and determined by years of service and retirement age and is limited to $4,500 per employee. Company paid life insurance benefits are based on age and compensation, with a maximum insurance coverage limitation of $50,000 for post-1991 retirees. The Company's policy is to fund postretirement benefits as claims and premiums are paid.

In 1992, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires the cost of providing postretirement health care and life insurance benefits to be accrued over the service period of employees. The Company recognized, at the beginning of fiscal 1992, the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share) as the cumulative effect of a change in accounting principle. The effect of adopting the new standard increased 1992 net periodic postretirement benefit cost by approximately $.6 million and decreased net income by approximately $.4 million. Postretirement benefit cost for 1991 approximated $1 million based on annual claims incurred and insurance premiums.

The following table sets forth components of the accumulated postretirement benefit obligation included in the accompanying balance sheet at December 26, 1993, and December 27, 1992:


                                                   Medical              Life Insurance
(In thousands)                                      Plans                    Plans
- ------------------------------------------------------------------------------------------
                                               1993        1992        1993        1992
                                               ----        ----        ----        ----

Retirees                                     $ 12,589    $ 11,961    $  5,860    $  5,444
Fully eligible plan participants                  158         169         142         136
Other active plan participants                  5,510       4,295       1,688       1,434
                                             ---------   ---------   ---------   ---------
Accumulated postretirement benefit
  obligation                                   18,257      16,425       7,690       7,014
Unrecognized accumulated net loss               1,478         ---         524         ---
                                             ---------   ---------   ---------   ---------
Accrued postretirement benefit cost          $ 16,779    $ 16,425    $  7,166    $  7,014
==========================================================================================

Net periodic postretirement benefit cost for 1993 and 1992 includes the following components:

                                                   Medical              Life Insurance
(In thousands)                                      Plans                    Plans
- ------------------------------------------------------------------------------------------
                                               1993        1992        1993        1992
                                               ----        ----        ----        ----

Service cost                                 $    333    $    303    $    133    $    117
Interest cost                                   1,359       1,334         573         525
                                             ---------   ---------   ---------   ---------
Net periodic postretirement benefit cost     $  1,692    $  1,637    $    706    $    642
==========================================================================================

The annual assumed rate of increase in the health care cost trend rate is 14.25% for 1994 (15% for 1993), and is assumed to decrease gradually to 6.25% in 2009 and thereafter for pre-65 benefits, and to 5.25% in 2011 and thereafter for post-65 benefits. Increasing the health care cost trend rate assumption by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 26, 1993, and December 27, 1992, by $1.1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 and 1992 by $.1 million.

The discount rate used to determine the accumulated postretirement benefit obligation was 7.25% and 8.0% for 1993 and 1992, respectively. The average rate of increase in compensation levels used to determine life insurance benefits was 4.75% and 6.0% for 1993 and 1992, respectively.

Note 10:  Other
- --------------------------------------------------------------------------------

Interest
- --------
The Company incurred interest costs of $21.6 million, $22.3 million and $22.1 million in 1993, 1992 and 1991. Included in these amounts is interest capitalized in those years of $.3 million, $4.7 million and $6 million. Interest payments, net of amounts capitalized, made during 1993, 1992 and 1991 were $23.5 million, $19.6 million and $16.6 million, respectively.

Depreciation and amortization
- -----------------------------
Plant and equipment are depreciated over their estimated useful lives primarily by use of the straight-line method. Depreciation deductions are computed by accelerated methods for income tax purposes.

Amortization of excess of cost of businesses acquired over equity in net assets and other intangibles was $1,883,000, $1,875,000 and $1,974,000 in 1993, 1992
and 1991, respectively.

Revenue recognition
- -------------------
Advertising revenue is recognized when ads are published or aired, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Newsprint revenue is recognized upon shipment of newsprint.

Accrued expenses and other liabilities
- --------------------------------------

Accrued expenses and other liabilities consist of the following:

(In thousands)                                                       1993           1992
- ------------------------------------------------------------------------------------------
Payroll                                                           $ 14,301       $ 13,385
Advances from unconsolidated newsprint affiliate                     6,667          6,667
Unearned revenue                                                     5,323          5,027
Employee medical claims                                              4,290          3,456
Other                                                               29,979         28,497
                                                                  ---------      ---------
  Total                                                           $ 60,560       $ 57,032
==========================================================================================

Lease obligations
- -----------------
The Company and its subsidiaries rent certain facilities and equipment under operating leases. These leases extend for varying periods of time up to 11 years and in most cases contain renewal options. Total rental expense amounted to $7 million in 1993, $7.1 million in 1992 and $7.2 million in 1991. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows:


                                                                  Machinery
                                                   Land and          and
(In thousands)                                     Buildings      Equipment        Total
- ------------------------------------------------------------------------------------------
  1994                                             $  4,894       $  1,599       $  6,493
  1995                                                3,737          1,232          4,969
  1996                                                2,926          1,058          3,984
  1997                                                2,598          1,054          3,652
  1998                                                2,323            258          2,581
  Subsequent years                                    5,167            ---          5,167
                                                   ---------      ---------      ---------
    Total minimum required                         $ 21,645       $  5,201       $ 26,846
==========================================================================================

Concentration of credit risk
- ----------------------------
Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the eastern United States. The Company's trade receivables result primarily from its newspaper, television and newsprint operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Commitments
- -----------
The Company has outstanding commitments for capital expenditures of approximately $36 million at December 26, 1993, approximately $34 million of which relates to the acquisition of new presses and the construction of a new production facility for the Winston-Salem Journal. The construction is expected to be completed in 1994.

The Company entered into a stock redemption agreement in November 1985, which was amended in January 1988, with Mr. D. Tennant Bryan, Chairman of the Executive Committee of the Board of Directors. Under the terms of the agreement, the Company will purchase some of the Class A shares of the Company which are owned by Mr. Bryan at his death. The number of shares covered by this agreement is determined by reference to certain taxes and other expenses which would be incurred by Mr. Bryan's estate. The price for shares purchased under this agreement would be 90% of the market price of the shares during a period immediately preceding the date of death. At December 26, 1993, the Company would have been obligated to purchase approximately 1,459,000 Class A shares, and the discounted price per share would have been $25.26.

Media General, Inc.

Management Statement

Primary responsibility for the integrity and objectivity of the Company's financial statements rests with Management. The financial statements report on Management's stewardship of Company assets. They are prepared in conformity with generally accepted accounting principles and accordingly include amounts that are based on Management's best estimates and judgments. Nonfinancial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

Media General, Inc., maintains an accounting system and related controls designed to provide reasonable assurance that there is proper authorization and accounting for all transactions, that financial records are reliable for preparing financial statements, and that assets are safeguarded against loss or unauthorized use. The system is supported by written policies and guidelines, a program of internal audit and the selection and training of qualified personnel.

The Audit Committee of the Board of Directors is composed of outside directors. The Committee meets periodically with Management, internal auditors and the independent auditors.

January 25, 1994



J. Stewart Bryan III                         Marshall N. Morton
Chairman, President and                      Senior Vice President and
Chief Executive Officer                      Chief Financial Officer

- --------------------------------------------------------------------------------

Media General, Inc.
Report of Independent Auditors


The Board of Directors and Stockholders, Media General, Inc.:


We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 26, 1993, and December 27, 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 26, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 26, 1993, and December 27, 1992, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 26, 1993, in conformity with generally accepted accounting principles.

In 1992, the Company adopted new methods of accounting for income taxes and postretirement benefits other than pensions to comply with the accounting provisions of Statements of Financial Accounting Standards Nos. 109 and 106, respectively. See Notes 6 and 9 to the accompanying consolidated financial statements.




January 25, 1994                                       Ernst & Young
Richmond, Virginia

                    FINANCIAL REVIEW AND MANAGEMENT ANALYSIS



This discussion, which addresses the principal factors affecting the Company's operations during the past three years, should be read in conjunction with the Company's financial statements, the Ten Year Summary, and discussions of operations for the Company's major operating segments which appear elsewhere in this report.


                             RESULTS OF OPERATIONS
                             ---------------------

REVENUES
- --------

1993 Compared to 1992

Consolidated revenues for 1993 rose 4% to $600.8 million from $577.7 million in 1992. Led by its Television and Newspaper operations, all of the Company's business segments contributed to the revenue growth.

Newspaper Segment revenues for 1993 were $307.1 million, up 2.7% from $299 million in 1992. Within the three daily newspapers (four, prior to the June 1992 merger of The Richmond News Leader into the Richmond Times-Dispatch) which comprise the Company's metropolitan newspaper group, advertising revenues increased 1.8%, reflecting a 5.8% average rate increase which more than offset a 3.8% decline in advertising inches. Classified advertising revenues, particularly in the automotive and employment categories, improved meaningfully from 1992 levels. However, retail advertising declined from the prior year due to persistent weakness in the department store category, combined with a continued trend toward the use of preprinted newspaper inserts by retail advertisers. Circulation revenues rose 5.4% in 1993, the result of an 11.5% average rate increase which more than offset a 5.5% combined decrease in circulation volume. The volume decline was primarily attributable to the previously mentioned 1992 merger of the Company's Richmond newspapers; to the selective pull-back of circulation by The Tampa Tribune in the more distant districts it serves; and to the effect of rate increases implemented by all three daily newspapers during the year.

Television Segment revenues increased to $179.5 million in 1993, up 5.6% from $169.9 million in 1992. All of the Company's broadcast and cable TV operations experienced revenue growth from 1992 levels. The Company's Fairfax County, Virginia, cable system (Fairfax Cable) generated 1993 revenue growth of $6.4 million, up 5.9% from 1992. Most of the growth was attributable to the effect of the 2.2% increase in the number of subscribers, to 206,200 at December 26, 1993, combined with a 16.1% ($.8 million) increase in pay-per-view revenue. The growth in revenue per subscriber (excluding pay-per-view) moderated significantly during the current year, increasing only 1.8% in 1993, compared to a 5.2% rise in 1992, evidencing the impact of the Cable Television Consumer Protection Act of 1992 (Cable Act). On September 1, 1993, Fairfax Cable implemented new rates to comply with the rate regulation provisions of the Cable Act. The new rates resulted in increased bills for some subscribers, and decreased bills for others, but had an essentially revenue-neutral effect when viewed in terms of the total average monthly rate charged all subscribers as a group. On February 22, 1994, the Federal Communications Commission (FCC) announced the adoption of further rules intended to govern rates which cable operators may charge subscribers. Although the specific rules have not yet been published by the FCC, the Company's preliminary evaluation of the general provisions indicates that the effect should not be material to the Company's financial position or results of operations. Cable rates are subject to local franchise authority and Federal Communications Commission (FCC) review, and further rate regulation by the FCC is possible. Revenues for the Company's three broadcast TV stations rose $1.5 million (2.9%) in 1993. Local and national advertising revenues increased 8.8% and 4.7%, respectively, during the year, aided in large part by expanded automotive advertising. Together, these increases more than offset the 1993 decline in political advertising revenues, down due to the absence of any significant political campaign activity in the Company's franchise areas. Pursuant to the Cable Act, during 1993, all of the Company's broadcast and cable TV operations successfully negotiated "must carry/retransmission consent" agreements which provide for continued carriage of local broadcast TV station programming on cable TV systems within their respective markets. The combined financial effect of these agreements on the Company is expected to be negligible.

Newsprint Segment revenues increased to $100.4 million in 1993, up 4% from $96.5 million in 1992. The increase was primarily attributable to the Company's Garden State Paper newsprint mill, located in Garfield, New Jersey, where a 3.8% increase in the 1993 average realized selling price per ton of newsprint more than offset a .9% (1,900 ton) decline in tons sold. Average newsprint selling prices moved through a broad range throughout 1993, beginning the year at an average of $414 per ton, rising to a high of $430 per ton during the second quarter on the combined effect of announced selling price discount reductions and increased demand by newspaper customers in anticipation of a Canadian newsprint strike, and falling to $397 per ton by December, when the anticipated Canadian shortage did not occur and customers worked-down their inventory levels. Despite the year-end low in realized prices, the average realized price for 1993 improved to $416 per ton from $400 per ton in 1992. Realized newsprint prices are expected to remain soft during the early part of 1994.
Even though newsprint supply and demand may not come back into balance in 1994, there are indications that the severity of the oversupply situation is lessening. The average realized selling price for 1994 is not, however, expected to rise to the level achieved in 1993. Newsprint Segment revenues for 1993 include $3.5 million ($3.3 million in 1992) of license and other fees received from a Mexican newsprint affiliate. Under the terms of the Company's Option Agreement with that affiliate, the Company will continue to receive such fees (expected to aggregate $2.9 million in 1994) through October 15, 1994. Unless some other form of divestiture is agreed to, on that date, the affiliate's majority owner is expected to exercise its option to buy the Company's capital stock investment in the affiliate for $3.6 million, after which no further fees would be paid to the Company.


1992 Compared to 1991

Consolidated revenues for 1992 decreased 1.4% to $577.7 million from $585.9 million in 1991. The decrease was wholly attributable to the Company's Newsprint Segment, where the steep newsprint price decline experienced in 1992 more than offset increased revenues in the Company's cable TV operations. Newspaper and broadcast television revenues in 1992 were essentially level with 1991.

Newspaper Segment revenues for 1992 were $299 million, down nominally from $299.2 million in 1991. Within the three daily newspapers (four, prior to the June 1, 1992, merger of The Richmond News Leader into the Richmond Times-

Dispatch) which comprise the Company's metropolitan newspaper group, advertising revenues decreased .2%, reflecting a 6.5% decline in advertising inches which more than offset the effect of a 6.6% average rate increase. Classified advertising revenues improved from 1991 levels, particularly in the automotive and, to a lesser degree, in the employment categories. Retail advertising revenues declined from the prior year, however, the result of continued weakness in that segment of the nation's economy, as well as the effect on revenues of the merger of the Company's two Richmond newspapers and the continued trend toward the use of preprints by retail advertisers. Circulation revenues increased 1% in 1992, the result of a 1.5% average rate increase which more than compensated for a .5% drop in circulation. Among the members of the group, circulation revenues at the Company's Tampa and Winston-Salem newspapers rose 6.2% and 4.0%, respectively, from 1991, while those of the Company's Richmond newspaper declined 4.6%, principally the result of the previously mentioned merger.

Television Segment revenues of $169.9 million in 1992 were up $10.3 million (6.5%) from $159.6 million in 1991. Revenues of the Company's Fairfax County, Virginia, cable system reflected a 3.3% growth in subscribers to 201,800 at December 27, 1992. This increase in subscribers, combined with a 5.2% growth in revenue per subscriber, resulted in a 1992 Fairfax revenue increase of $8.8 million, up 8.8% from 1991. Approximately 51% of the increase resulted from subscriber growth and the balance from a January 1992 rate increase. Revenues for the Company's three broadcast TV stations rose slightly (.5%) in 1992. Increased political advertising revenues more than offset declines, due to the sluggish national economy, in the local and national retail advertising and network compensation categories.

Newsprint Segment revenues decreased to $96.5 million in 1992 from $116.7 million in 1991. This $20.2 million (17.3%) decline, $2.5 million of which resulted from reduced management and other fees earned by the Company from its unconsolidated newsprint affiliate, was the direct result of the precipitous newsprint price decreases experienced throughout the industry during the year. At the Company's Garden State Paper newsprint mill, located in Garfield, New Jersey, newsprint prices fell to the lowest levels since 1980, beginning the year averaging $422 per ton, but dropping to a 1992 low of $390 per ton in May. Although the average selling price recovered somewhat later in the year, to $408 per ton in December 1992, the full-year 1992 average selling price of $400 per ton was 16.2% less than that realized in 1991. During 1992, the mill produced a record 235,886 tons, up 2.4% from the previous record production of 230,291 tons in 1991. Tons sold rose a similar 2.3%, to 235,014 tons in 1992, also a new record, thus mitigating to some extent the effect of the decline in average selling price. While significant competitive price discounting continued as a result of weak demand nationally, user demand for Garden State's 100% recycled newsprint remained high at year end, and the mill continued to operate at full capacity.


OPERATING COSTS
- ---------------

1993 Compared to 1992

Total 1993 operating costs of $540.5 million increased $5.5 million (1%) from the previous year (excluding the cumulative effect of changes in accounting principles related to postretirement benefits and income taxes discussed in the following 1992 to 1991 comparison). The following discussion focuses on the direct operating costs of each of the Company's significant business segments, excluding consolidated depreciation and amortization expense which is addressed separately.

Newspaper Segment operating costs increased $1.6 million (.6%) in 1993 from the comparable 1992 amount. Contributing to the increase were employee compensation and benefit cost increases of $2.3 million, up 1.9%; the cost of newsprint, up $1.4 million (2.8%) due to average 1993 price increases of 5.6% (which more than offset a 2.7% decrease in tons consumed); and a $.4 million increase in property taxes and utility costs. Together, these increases more than offset the benefit of decreased bad debt expense, down $1.5 million (37.1%) as a result of improved collection experience and receivables aging, and reduced circulation promotion incentives of $1.5 million, down 9.7% relating primarily to The Tampa Tribune.

Operating costs for the Television Segment rose $1.2 million (1.1%) in 1993 over 1992. While 1993 costs at the Company's three broadcast TV stations declined by $1.1 million (3.1%), operating costs for the Company's cable TV operations, including its cable advertising interconnect, rose by $2.3 million, or 3.1%.
For the Segment as a whole, employee compensation and benefit costs rose $2 million (4.8%), reflecting normal compensation increases as well as moderate growth in the employee complement at the Company's cable advertising interconnect due to expanded operations. In addition, franchise fees, insurance, and repairs and maintenance costs increased $.4 million, $.4 million and $.2 million, respectively, in 1993, principally the result of the expanded subscriber base and support services at the Company's Fairfax Cable system, and $.3 million of new costs were incurred (principally legal and consulting) in connection with the provisions of the Cable Act. Together, these increases were offset somewhat by a $2.1 million decline in overall programming costs, the result of program line-up changes and lower program rates at both the Company's broadcast and cable TV operations.

Newsprint Segment operating costs declined $1.6 million (1.9%) in 1993 from the comparable 1992 amount. At the Company's Garden State Paper subsidiary, a $4.3 million (41%) decrease in waste treatment expense, primarily attributable to the Garfield mill's new (in August 1992) fiber fuel burning system, more than offset increases in energy costs, up $1.3 million (9%) due to both fuel price and consumption increases, insurance costs, up $.8 million principally as a result of increased worker compensation claims, repairs and maintenance, up $.7 million primarily as a result of increased first-half repairs to certain power house equipment, replaced later in 1993, and employee compensation and benefit costs, up $.2 million.

Consolidated depreciation and amortization expense increased $2.3 million (4.2%) in 1993 from the comparable 1992 amount. Increased depreciation of $2.9 million at Richmond Newspapers' production facility, which was placed in service in June 1992, and of $.7 million at the Company's Garfield newsprint mill (principally attributable to the fiber fuel burning system), more than offset depreciation declines in the Company's television and other newspaper operations, the result of a reduced level of new capital assets placed in service combined with the effect of certain assets, particularly electronic broadcast equipment, becoming fully depreciated during the year.

1992 Compared to 1991

Total 1992 operating costs of $535 million (which exclude the cumulative effect of changes in accounting principles relating to postretirement benefits and income taxes discussed later) decreased $14.5 million (2.6%) from 1991.

Operating costs for 1991 included special charges of $11.3 million for costs associated with an early retirement program ($8.8 million) and the merger, which was consummated in June 1992, of the Company's two Richmond newspapers ($2.5 million). Excluding the effects of the 1991 special charges, consolidated operating costs decreased $3.2 million (.6%) in 1992 when compared to 1991. The following discussion focuses on the direct operating costs of each of the Company's significant business segments, excluding both the 1991 special charges and the consolidated depreciation and amortization expense which is discussed separately.

Newspaper Segment operating costs decreased $6.2 million (2.4%) in 1992 from the comparable 1991 amount. Contributing to the decrease were broadly based expense reductions at the Company's Richmond Newspapers, Inc., subsidiary, which resulted from the merger of its two newspapers in June 1992, an $8.3 million decrease in the cost of newsprint ($11.1 million of which was due to an average 20% newsprint price decrease, offset by $2.8 million due to a 6.2% rise in consumption) at the Company's metropolitan newspapers, and the continuation of extensive cost control measures. Together, these reductions more than offset promotion and circulation expense increases (up $1.6 million) related primarily to The Tampa Tribune's circulation growth, and increases in insurance, fuel and utilities, and employee benefit costs, up $.6 million, $.5 million and $1 million, respectively.

Operating costs for the Television Segment rose 5.7% in 1992 over 1991. While operating costs at the Company's three broadcast TV stations rose nominally (2.2%), a large increase was experienced at the Company's Fairfax County, Virginia, cable system. That system, which had a growth of 6,500 subscribers during 1992, experienced increases in program costs of $1.9 million, in payroll and employee benefit costs of $.7 million, in insurance costs of $.5 million, and in municipal franchise fees of $.4 million. These cost increases were primarily the result of the growth in subscribers, programming rate increases, and expansion of the system and its support services during the year.

Newsprint Segment operating costs declined $.9 million (1.1%) in 1992 from the comparable 1991 amount. At the Company's Garfield mill, a $1.3 million (11.7%) increase in waste treatment costs and a $.3 million increase in energy costs was more than offset by lower negotiated chemical and waste news costs, down 17.3% and 6% in the year, respectively. During the latter half of 1992 the mill's new fiber fuel burning system became operational, serving to moderate the significant waste treatment cost increases experienced during the previous two years.

Total depreciation and amortization expense increased $4.6 million (9.2%) in 1992. The majority of the increase ($4.2 million) was attributable to the new Richmond Newspapers' production facility which was placed in service in June 1992.


OTHER INCOME (EXPENSE)
- ----------------------

The principal components of other income (expense) are interest on Company indebtedness, the Company's equity in the net income or loss of its unconsolidated affiliates, and income from other sources.

1993 Compared to 1992

Interest expense increased $3.7 million (21.2%) to $21.3 million in 1993 from $17.6 million in 1992. The increase was primarily attributable to a $4.4 million comparative decrease in the amount of interest capitalized, principally the result of the June 1992 completion of the Richmond Newspapers' production facility. Offsetting this somewhat were the beneficial effects of a $14 million decrease in average debt outstanding during 1993, and a slight drop in the Company's average 1993 borrowing rate.

The Company's equity in the net loss of unconsolidated affiliates declined to $1 million in 1993 from $4.9 million in 1992. The decline was wholly attributable to the decreased current year loss of the Company's affiliate, Southeast Paper Manufacturing Company (SEPCO). The improvement in SEPCO's performance was primarily the result of the increased average newsprint selling price realized for the year, up 5.3% from 1992, which more than offset a 4,700 ton (1%) reduction in tons sold. SEPCO's realized newsprint selling price, which averaged $398 per ton at the beginning of 1993, rose to $422 per ton in the second quarter. However, for reasons similar to those mentioned previously in connection with Garden State Paper, SEPCO's realized newsprint prices declined to $390 per ton in late 1993, and are expected to remain soft in early 1994. As discussed more fully in Note 3 to the accompanying consolidated financial statements, the Company's investment in its 40% owned Garden State Newspapers
(GSN) affiliate was reduced to zero in 1991, and the Company has not recognized any further equity in that affiliate's operating results since then. As also discussed more fully in Note 3, subsequent to the Company's 1993 year-end, GSN failed to redeem certain preferred stock owned by the Company which was mandatorily redeemable on January 1, 1994. Although a Letter Agreement has been signed by the parties agreeing to a process through which the Company would sell its interest in GSN for $62.7 million, that sale is subject to various conditions including the buyer's ability to arrange financing. There is no assurance that the transaction will be consummated.

Other income, net, decreased to $.8 million in 1993 from $6.1 million in 1992. The decline was primarily due to comparative year-to-year decreases in fire insurance proceeds recognized (down $2.2 million), adjustments of estimated obligations relating to disposed operations (down $2.1 million) and interest income (down $.9 million).

1992 Compared to 1991

Interest expense rose $1.5 million (9.4%) in 1992 from the prior year's level. The increase was primarily attributable to a $61 million rise in average outstanding borrowings during the year, and to a $1.3 million comparative decrease in the amount of interest capitalized. Together, these more than offset the reduction in the Company's average annual borrowing rate, which decreased by .5% (to 7.3%) in 1992, and the comparative increase in interest rate swap income of $1.1 million earned during the year and reflected as a reduction of interest expense.

The Company's equity in the net loss of unconsolidated affiliates declined sharply in 1992, to $4.9 million from $75.6 million in 1991. As discussed more fully in Note 3 to the accompanying consolidated financial statements, the 1991 loss included $78.7 million attributable to the Company's share of the net loss of Garden State Newspapers (GSN), due principally to a GSN management decision to write down the carrying value of certain assets, mostly intangibles, in light of depressed market conditions. The loss reduced the Company's investment in GSN to zero, but without impacting its liquidity or cash flow. The Company's share of the loss of its Southeast Paper Manufacturing Company (SEPCO) affiliate was $4.9 million in 1992, compared to income of $3 million in 1991. The 1992 loss was primarily attributable to the reduced average newsprint selling price realized by SEPCO during the year (down 16.8% from 1991), which more than offset a 3.9% increase in tons sold, and included $1.3 million relating to accounting for postretirement benefits other than pensions.

Other income, net, increased to $6.1 million in 1992 from $2.7 million in 1991. The increase resulted from $2.9 million of insurance proceeds received in 1992 (versus $.8 million received in 1991) related to a 1991 fire at the Company's Garden State Paper newsprint mill in Garfield, New Jersey, and $2.1 million resulting from the termination of previously recognized obligations relating to disposed operations. Together, these more than offset a $.8 million net reduction in income from interest, fixed asset dispositions, and other miscellaneous items.


NET INCOME
- ----------

1993 Compared to 1992

Net income for 1993 was $25.7 million ($0.98 per share), up 35.3% from $19 million ($0.73 per share) in 1992. Net income for 1992 included a $.7 million ($0.03 per share) increase resulting from the (net) cumulative effect of changes in accounting principles related to postretirement benefits and income taxes. See Notes 6 and 9 to the accompanying consolidated financial statements for additional information regarding the 1992 changes in accounting principles.

Following is a discussion and comparison of pretax operating income for each significant business segment, excluding the cumulative effect of the accounting changes discussed above.

Newspaper Segment operating income rose 19.7% in the current year, to $19.6 million from $16.4 million in 1992. The increase resulted from combined growth in both advertising and circulation revenues, up 1.8% and 5.4%, respectively, the effect of which was only slightly offset by a moderate (1.4%) increase in operating costs. A decline in 1993 operating income of the Company's Winston-Salem newspaper was more than offset by improved results of the Company's other metropolitan daily newspapers in Tampa and Richmond, aided largely, in the case of The Tampa Tribune, by circulation cost reductions.

Television Segment operating income increased $9.3 million (35.8%) in 1993, to $35.2 million from $25.9 million in 1992. Though led by the Company's Fairfax Cable system, all of the Company's cable and broadcast TV operations registered increases in both revenues and operating income during 1993. At Fairfax Cable, operating profits rose, principally as a result of an increase in subscribers (up 2.2%, to 206,200 in December 1993), and increased pay-per-view revenue. Revenue per subscriber grew by only 1.8% in 1993 (versus 5.2% in 1992), however, primarily the result of rate regulation imposed by the Cable Act of 1992, discussed previously. Broadcast TV operating income improved as a result of both increased revenues, up a combined 2.9% primarily on the strength of the local and national advertising categories, as well as decreased operating costs, down 3.5%, largely the result of lower program costs.

Operating income for the Newsprint Segment increased to $5.7 million in 1993 from $1.3 million in the prior year. The increase was primarily attributable to the performance of the Company's Garden State newsprint mill, where the average newsprint price realized during the year increased by $16 per ton (to $416 per ton in 1993 from $400 per ton in 1992), and where operating costs declined 1%, principally the result of significantly reduced waste treatment expense. Newsprint prices dropped to their lowest level of the 1993 year (to $397 per ton) in December, and are expected to remain soft during the first half of 1994. As mentioned previously, option fees received by the Company from its Mexican newsprint affiliate are expected to decline by approximately $.6 million (to $2.9 million) in 1994, and to zero thereafter. Unless some other form of divestiture is agreed to, the affiliate's majority owner is expected to exercise an option to buy back the Company's capital stock investment in the affiliate for $3.6 million in late-1994.

Income tax expense for 1993 increased $5.2 million (65.7%) from the prior year, principally the result of the $12.6 million (48%) rise in pretax income. 1993 income taxes include $2.3 million of additional tax expense related to the cumulative effect of the corporate tax rate increase (from 34% to 35%) imposed by the Omnibus Budget Reconciliation Act of 1993, which was signed into law on August 10, 1993. Approximately $2.1 million of the additional tax expense resulted from the application of the increased tax rate to existing deferred tax liabilities in accordance with the provisions of SFAS No. 109, "Accounting For Income Taxes", which was adopted by the Company in 1992. The impact of the tax rate increase was substantially offset by the effects of resolving various tax examinations. The increase in the Company's effective tax rate, to 33.9% in 1993 from 30.3% in 1992 (excluding the effects of the postretirement benefit and income tax accounting changes adopted in that year), resulted principally from the newly enacted corporate tax rate increase and from a comparative decrease in the favorable tax effect of certain insurance programs, net of the effects of resolving various tax examinations. For additional information regarding income taxes, see Note 6.

1992 Compared to 1991

Net income for 1992 was $19 million ($0.73 per share) compared to a net loss of $62.1 million ($2.39 per share) in 1991. Net income for 1992 included a $.7 million ($0.03 per share) increase resulting from the (net) cumulative effect of changes in accounting principles related to the Company's adoption of Statement of Financial Accounting Standards (SFAS) Nos. 106 and 109. SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions", requires that the cost of providing postretirement health care and life insurance benefits be accrued over the service period of employees. The Company recognized, at the beginning of fiscal 1992, the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax, or $0.55 per share) as the cumulative effect of a change in accounting principle. SFAS No. 109 "Accounting for Income Taxes", requires that deferred tax liabilities be determined based on the statutory income tax rates in effect at the balance sheet date. The cumulative effect of this change in accounting principle, also recognized by the Company at the beginning of fiscal 1992, was an increase in net income of $15.1 million ($0.58 per share), which represents the net decrease in the Company's deferred tax liability as of that date. See notes 6 and 9 to the accompanying consolidated financial statements for additional information regarding the 1992 changes in accounting principles. The net loss for 1991 included after-tax amounts of $78.3 million ($3.01 per share) attributable to the Company's share of losses from its unconsolidated affiliate, Garden State Newspapers, a charge of $5.5 million ($0.21 per share) for costs associated with an early retirement program, and a $1.6 million ($0.06 per share) charge accrued in connection with the merger of the Company's two

Richmond newspapers. Excluding the previously mentioned cumulative effect of the 1992 accounting changes and the 1991 nonrecurring charges, net income from continuing comparable operations declined approximately 21% in 1992 from the comparable 1991 level.

Following is a discussion and comparison of pretax operating income for each significant business segment, excluding the cumulative effect of accounting changes and nonrecurring items discussed above.

Newspaper Segment operating income rose 46% in 1992. While revenues were essentially unchanged from the prior year, operating expenses declined, reflecting the results of continued and extensive cost control measures, efficiencies achieved as a result of the Richmond Newspapers' merger, and the reduced cost of newsprint. Operating profits at all three of the Company's metropolitan daily newspapers increased from the prior year as a consequence of these factors.

Television Segment operating income increased $7.1 million (38%) in 1992, on the strength of the Company's cable operations. The significant rise in cable income was primarily attributable to the Company's Fairfax County, Virginia, cable system, which added 6,500 new subscribers during the year and experienced a 5.2% rise in revenue per subscriber. The small decrease in broadcast TV profitability resulted from a 2.2% increase in operating expenses which more than offset a .5% revenue gain. Among the three broadcast TV stations within the group, results of the Jacksonville, Florida (WJKS-TV) and the Charleston, South Carolina (WCBD-TV) stations improved, while those of WFLA-TV in Tampa, Florida, declined.

Newsprint Segment operating income in 1992 decreased sharply (by $17.3 million, or 93.1%) from 1991. At the Company's Garfield mill the average sales price realized during the year declined 16.2%, reflecting the intensified newsprint price discounting experienced throughout the industry during 1992. The price decline had the effect of reducing the mill's realized operating profit per ton by approximately 97% from the 1991 level, despite achieving a production cost decrease of $6 per ton for the year. The steep competitive price discounting did abate somewhat during the last quarter of 1992: the realized sales price rose to $408 per ton in December from its May 1992 low of $390 per ton.

Income tax expense for 1992 (which excludes the effects of the 1992 changes in accounting principles) declined $1.4 million (15.4%) from 1991. However, absent the 1991 GSN loss from which the Company derived virtually no tax benefit, the Company's effective tax rate on normal operations declined from 39.2% in 1991 to 28.1% in 1992. The decrease in effective rate was primarily attributable to the favorable tax effect of certain insurance programs.


                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------

Funds generated by operating activities during 1993 totaled $85.2 million, up $16.6 million from 1992. The increase was due principally to improved profitability and to the comparative reduction in funds applied to reduce accrued expenses and other current liabilities. Together, these more than offset the effect of comparative increases in accounts receivable and inventories which rose in 1993 as a result of increased sales and production demands. The $85.2 million of funds generated by operating activities in 1993, along with a combined $18.1 million from other sources, was used to curtail

$58.8 million of long-term debt, and to fund capital expenditures and dividends to stockholders of $32.8 million and $11.5 million, respectively.

Capital expenditures of $32.8 million made during 1993 included $10.4 million for the continued growth and expansion of the Fairfax Cable system, and $8.7 million for the new Winston-Salem Journal production facility. That facility is expected to be completed in mid-1994, as planned, at a total cost of approximately $44 million.

During 1993, the Company applied excess cash generated from operations and other sources toward the reduction of debt. As a consequence, total debt outstanding declined to $261.8 million at December 26, 1993, a reduction of $58.8 million from the year-ago level of $320.5 million. Although capital expenditures are expected to increase during 1994, to approximately $69 million (including $33 million for the Winston-Salem production facility) from the 1993 level of $32.8 million, barring unforeseen circumstances the Company anticipates that it will be able to reduce its debt level further during 1994. At December 26, 1993, the Company had available unused credit lines of $90 million under revolving credit agreements with five banks. The Company also had an uncommitted credit facility with an insurance company which provides for additional borrowings of up to $85 million at prevailing interest rates. However, the Company anticipates that internally generated funds provided by operations during the coming fiscal year will be more than adequate to finance projected capital expenditures, dividends to stockholders, and working capital needs, and that excess funds will be utilized to pay down debt.


OUTLOOK FOR 1994
- ----------------

Fourth quarter 1993 results indicate that overall economic prospects for 1994 are more favorable than they have been for the past several years, except perhaps with respect to newsprint pricing. The Company enters the new year in a solid financial position, with modern, productive facilities, and with encouraging prospects for growth.

Media General, Inc.
Quarterly Review
(In thousands, except per share amounts)

                                   First          Second           Third          Fourth
                                  Quarter         Quarter         Quarter         Quarter
- ------------------------------------------------------------------------------------------
1993
Revenues                     $    144,190    $    152,583    $    147,527    $    156,524
Operating income                    9,853          16,299          12,611          21,540
Net income                          3,409           8,144           5,095           9,060
Net income per share                 0.13            0.31            0.20            0.34
- ------------------------------------------------------------------------------------------
Shares traded                       1,298           1,096           2,148           2,728
Stock price range            $16.88-21.38    $18.50-22.00    $20.63-25.25    $24.88-30.63
Quarterly dividend           $       0.11    $       0.11    $       0.11    $       0.11
- ------------------------------------------------------------------------------------------
1992
Revenues                     $    141,667    $    147,093    $    139,967    $    148,932
Operating income                    7,106          12,268           6,932          16,307
Net income                          3,337           6,279           1,803           7,581
Net income per share                 0.13            0.24            0.07            0.29
- ------------------------------------------------------------------------------------------
Shares traded                       1,475           1,023             981           2,393
Stock price range            $17.25-22.63    $17.25-20.25    $16.38-20.50    $14.50-19.00
Quarterly dividend           $       0.11    $       0.11    $       0.11    $       0.11
- ------------------------------------------------------------------------------------------

    *     Media General, Inc., Class A common stock is listed on the American Stock Exchange under the symbol MEG.A.  The approximate number of equity security holders of record at December 26, 1993, was:  Class A common - 2,900, Class B common - 19.
    *     First quarter 1993 includes $.8 million ($.4 million after-tax; $0.02 per share) of insurance proceeds related to a 1992 fire at the Company's Garden State Paper newsprint mill in Garfield, N.J.
    *     Second quarter 1993 includes nonoperating income of $.6 million ($.4 million after-tax; $0.01 per share) resulting principally from the termination of obligations previously established upon the disposition of certain operations.
    *     Third quarter 1993 includes a charge of $2.3 million ($0.09 per share) to income tax expense for the effect of the increase in the federal income tax rate from 34% to 35%.  This adjustment was substantially offset by the effects of resolving various tax examinations.
    *     Second quarter 1992 includes approximately $1.5 million ($.9 million after-tax; $0.03 per share) of income from insurance proceeds related to a 1991 fire at the Company's Garden State Paper newsprint mill.
    *     Fourth quarter 1992 includes approximately $1.4 million ($.8 million after-tax; $0.03 per share) of income from insurance proceeds related to a 1991 fire at the Company's Garden State Paper newsprint mill, and $1.3 million ($.9 million after-tax; $0.03 per share) resulting from the termination of obligations previously established upon the disposition of certain operations.


Media General, Inc.
Operating Information
(Dollar amounts in thousands)

Media General Metropolitan Newspapers
- -------------------------------------

                          Richmond (a)                           Tampa                           Winston-Salem
                 ------------------------------      ------------------------------       ----------------------------
                  1993        1992        1991        1993        1992        1991        1993        1992        1991
- ------------------------------------------------------------------------------------------------------------------------
Average
 Circulation
  Daily          212,805     228,272     240,074     269,496     289,091     287,272      91,513      91,515      91,735
  Sunday         253,537     254,636     252,105     364,864     377,249     373,566     105,380     107,417     104,946
- ------------------------------------------------------------------------------------------------------------------------
ROP full run
 (inches)
  Retail         781,884     904,090   1,177,101     662,952     729,879     871,630     719,606     767,869     775,590
  General         58,637      73,533     104,819      74,606      81,212      82,578      34,916      29,841      37,450
  Classified     684,856     774,626     936,249     840,680     827,537     847,347     754,332     734,715     661,592
              ----------------------------------------------------------------------------------------------------------
   Total       1,525,377   1,752,249   2,218,169   1,578,238   1,638,628   1,801,555   1,508,854   1,532,425   1,474,632

ROP part run
 (inches)        202,610     241,638     122,687   4,500,283   4,963,129   2,694,867     131,099     138,668     149,964
 Preprints
 (inches)
  Full run       693,560     819,130     865,029     846,584     708,385     739,038     359,909     358,102     330,198
  Part run        55,055      71,030      99,404     999,444   1,120,102   1,006,939     674,860     600,194     555,695
              ----------------------------------------------------------------------------------------------------------
   Total         748,615     890,160     964,433   1,846,028   1,828,487   1,745,977   1,034,769     958,296     885,893
- ------------------------------------------------------------------------------------------------------------------------
Advertising
 Revenue
  Retail      $   41,566  $   42,089  $   45,957  $   60,632  $   62,105  $   62,624  $   17,446  $   17,913  $   18,166
  General          6,167       6,036       6,084      11,184      11,265      11,612       1,970       1,777       2,007
  Classified      29,967      27,605      25,910      45,205      42,308      41,728      10,527      10,056       9,078
  Other            4,052       3,458       2,372       4,006       3,807       3,604       1,165       1,379       1,195
              ----------------------------------------------------------------------------------------------------------
   Total      $   81,752  $   79,188  $   80,323  $  121,027  $  119,485  $  119,568  $   31,108  $   31,125  $   30,446
- ------------------------------------------------------------------------------------------------------------------------
Circulation
  Revenue     $   26,038  $   23,423  $   24,562  $   23,436  $   23,736  $   22,357  $    7,562  $    6,948  $    6,680
- ------------------------------------------------------------------------------------------------------------------------
Population       721,700     712,600     702,500     871,500     866,700     853,500     273,000     270,700     267,800
Households       283,000     278,500     273,900     340,500     338,000     332,700     110,900     109,600     108,200
Retail Sales  $6,853,367  $5,845,873  $6,102,674  $6,806,996  $6,602,012  $6,646,071  $2,700,871  $2,457,880  $2,454,546
- ------------------------------------------------------------------------------------------------------------------------
(a)  Data for 1991 and the first five months of 1992 includes figures for The Richmond News Leader which was merged into the
Richmond Times-Dispatch on June 1, 1992.

Media General Broadcast Television Group
- ----------------------------------------
(Dollar amounts in thousands)                       1993           1992           1991
                                                 ----------     ----------     -----------
WFLA (NBC) - Tampa, Fla. (a)
  Market Gross Time Sales (b)                    $  169,675     $  163,400     $  157,900
  Population                                      3,173,000      3,150,000      3,133,000
  Homes with TV                                   1,384,150      1,374,300      1,366,000
  Market Rank                                            15             14             14
  Audience % Share*                                      18             17             18
  Station Rank*                                           2              2              2

WJKS (ABC) - Jacksonville, Fla. (c)
  Market Gross Time Sales (b)                    $   65,300     $   57,900     $   57,000
  Population                                      1,226,100      1,235,200      1,223,300
  Homes with TV                                     487,300        475,700        471,500
  Market Rank                                            54             54             54
  Audience % Share*                                      11             11             13
  Station Rank*                                           3              3              3

WCBD (ABC) - Charleston, S.C. (c)
  Market Gross Time Sales (b)                    $   26,968     $   26,000     $   24,100
  Population                                        635,500        624,100        616,300
  Homes with TV                                     230,100        225,700        223,100
  Market Rank                                           106            105            105
  Audience % Share*                                      21             22             23
  Station Rank*                                           2              2              2

(a)  Source:  November Nielsen Rating Books
(b)  Includes local, national
     and political time sales only
(c)  Source:  November Arbitron Rating Books

*  Sign On To Sign Off.

Media General Cable of Fairfax
- ------------------------------
(Dollar amounts in thousands except
  per home and subscriber amounts)
                                                      1993           1992           1991
                                                    --------       --------       --------
Population, Fairfax County                          867,442        856,200        844,600
Subscribers                                         206,228        201,789        195,290
Homes passed                                        304,936        298,785        292,044
Penetration %                                          67.6           67.5           66.9
Pay to basic ratio                                      .89            .94            .96
Cumulative miles of cable installed                   3,939          3,862          3,770
Revenue                                          $  115,315     $  108,898     $  100,103
Monthly revenue per home passed (in dollars)          30.39          29.47          27.87
Monthly average revenue                               45.15          44.18          42.56
  per subscriber (in dollars)
Capital expenditures                                 12,658         12,313         13,977

Media General, Inc.
Ten Year Financial Summary
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

                                               1993        1992        1991        1990
- ------------------------------------------------------------------------------------------
Summary of Operations
  Operating revenues:
    Newspaper                                $307,058    $299,038    $299,173    $302,010
    Television (d)                            179,477     169,946     159,596     153,427
    Newsprint (d)                             100,371      96,540     116,717     132,915
    Auxiliary                                  13,918      12,135      10,414      25,315
                                             ---------   ---------   ---------   ---------
      Total operating revenues               $600,824    $577,659    $585,900    $613,667
- ------------------------------------------------------------------------------------------
  Operating income (a)(d)                    $ 60,303    $ 42,613    $ 36,341    $ 63,825
    Interest expense                          (21,274)    (17,559)    (16,056)    (19,831)
    Equity in net income (loss) of
      unconsolidated affiliates                  (990)     (4,926)    (75,640)     (1,303)
    Other, net                                    835       6,131       2,659         814
                                             ---------   ---------   ---------   ---------
    Income (loss) before income taxes
      and cumulative effect of changes
        in accounting principles               38,874      26,259     (52,696)     43,505
    Income taxes                              (13,166)     (7,946)     (9,395)    (18,025)
    Cumulative effect of changes in
      accounting principles (b)                   ---         687         ---         ---
                                             ---------   ---------   ---------   ---------
    Net income (loss)                        $ 25,708    $ 19,000    $(62,091)   $ 25,480
==========================================================================================
Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles      $   0.98    $   0.70    $  (2.39)   $   0.98
  Cumulative effect of changes in
    accounting principles                         ---        0.03         ---         ---
- ------------------------------------------------------------------------------------------
  Net income (loss)                              0.98        0.73       (2.39)       0.98
  Cash dividends                                 0.44        0.44        0.44        0.44
  Common stock price
    High                                        30.63       22.63       22.88       31.63
    Low                                         16.88       14.50       16.63       15.38
  Stockholders' equity                           8.59        8.04        7.74       10.58
==========================================================================================
Other Financial Data:
  Total assets                               $745,242    $787,425    $762,311    $775,944
  Working capital                               9,551       9,657       3,668      21,333
  Capital expenditures                         32,837      92,319     115,383      73,686
  Total debt                                  261,756     320,506     277,202     234,565
  Stockholders' equity                        225,434     209,941     201,868     273,818
  Total debt/total capital ratio                 53.7%       60.4%       57.9%       46.1%
  Shares outstanding at fiscal
    year-end                                   26,252      26,099      26,071      25,874
==========================================================================================

(a)  Operating income includes the following pretax special charges:  1991-$11,300 for an early retirement program and newspaper merger costs; 1989-$10,275 for the write-off of unrecovered costs related to a lawsuit against William B. Tanner and others; 1988-
$66,316 primarily related to the Company's discontinuance of Broadcast Services operations; 1986-$30,849 related to the write-off of certain newspaper, broadcast television and other assets.
(b)  See notes 6 and 9 for information regarding changes in accounting principles.
(c)  Per share data is restated for 1987 and 1986 stock splits.
(d)  In December 1988, the Company discontinued its Broadcast Services operations and sold its media placement division, and agreed to dispose of its West Coast newsprint mill and related operations.  Television segment information includes revenues of the disposed broadcast operation totaling $62.4 million and operating losses totaling $59.3 million for the year ended December 31,
1988.  Newsprint segment information includes revenues of the disposed newsprint operations totaling $74.3 million and operating profits totaling $14.8 million for the year ended December 31, 1988.

Media General, Inc.
Ten Year Financial Summary - Continued
(In thousands, except per share amounts)

                                               1989        1988        1987        1986         1985        1984
- -------------------------------------------------------------------------------------------------------------------
Summary of Operations
  Operating revenues:
    Newspaper                                $298,138    $298,915    $285,767    $264,136     $251,636    $240,023
    Television (d)                            139,399     198,201     193,544     167,062      128,710      97,589
    Newsprint (d)                             131,310     216,142     194,026     164,621      161,206     170,916
    Auxiliary                                  26,285      25,613      29,811      30,054       30,496      30,811
                                             ---------   ---------   ---------   ---------    ---------   ---------
      Total operating revenues               $595,132    $738,871    $703,148    $625,873     $572,048    $539,339
- -------------------------------------------------------------------------------------------------------------------
  Operating income (a)(d)                    $ 44,139    $ 15,412    $ 77,638    $ 28,959     $ 55,036     $62,151
    Interest expense                          (25,385)    (18,089)    (15,780)    (13,026)     (11,424)     (6,303)
    Equity in net income (loss) of
      unconsolidated affiliates                10,562      16,507      11,898       8,339        6,404       4,319
    Other, net                                    684         369         265         415          108       4,003
                                             ---------   ---------   ---------   ---------    ---------   ---------
    Income (loss) before income taxes
      and cumulative effect of changes
        in accounting principles               30,000      14,199      74,021      24,687       50,124      64,170
    Income taxes                               (9,280)     (5,380)    (31,100)     (7,580)     (17,300)    (24,410)
    Cumulative effect of changes in
      accounting principles (b)                   ---         ---         ---         ---          ---         ---
                                             ---------   ---------   ---------   ---------    ---------   ---------
    Net income (loss)                        $ 20,720    $  8,819    $ 42,921    $ 17,107     $ 32,824    $ 39,760
===================================================================================================================
Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles      $   0.80    $   0.31    $   1.50    $   0.60     $   1.15    $   1.40
  Cumulative effect of changes in
    accounting principles                         ---         ---         ---         ---          ---         ---
- -------------------------------------------------------------------------------------------------------------------
  Net income (loss)                              0.80        0.31        1.50        0.60         1.15        1.40
  Cash dividends                                 0.42        0.39        0.34        0.30         0.29        0.27
  Common stock price
    High                                        40.00       49.00       48.25       24.69        21.63       16.35
    Low                                         30.38       33.75       21.31       18.00        15.88       13.07
  Stockholders' equity                          10.02        9.80       12.34       11.15        10.17        9.34
===================================================================================================================
Other Financial Data:
  Total assets                               $782,657    $852,764    $823,094    $740,485     $688,092    $563,278
  Working capital                              62,210      55,488      60,439      52,459       64,342      43,603
  Capital expenditures                         69,117      77,717      80,593     100,314       90,621      89,681
  Total debt                                  275,928     274,985     234,348     203,711      183,074     112,339
  Stockholders' equity                        258,637     252,419     348,431     314,459      305,351     278,105
  Total debt/total capital ratio                 51.6%       52.1%       40.2%       39.3%        37.5%       28.8%
  Shares outstanding at fiscal
    year-end                                   25,806      25,751      28,233      14,101        7,509       7,447
===================================================================================================================

                                    APPENDIX


Page 6 picture - Richmond Newspapers employee Donna Pinnix at her desk

Page 8 picture - Tampa Tribune employee Ben Strakos standing beside press

Page 10 picture - Winston-Salem employee Michelle Lowe at her desk

Page 12 picture - WFLA-TV, Tampa employee Roger Girson at computer terminal

Page 14 picture - WCBD-TV, Charleston employee Monica Simmons at her desk

Page 16 picture - Media General Cable of Fairfax employee Mickey Frey at his desk

Page 18 picture - Garden State Paper employee Ernie Rosolen standing next to fire pump house

Page 20 picture - Media General Financial Services employee Jim Barron at his desk