Form 10-K405, Exhibit 13
MEDIA GENERAL INC
filed 1995-03-24
CIK 216539

                                    Contents

1 Financial Highlights        2 To Our Stockholders         5 Operating
Locations           6 Newspapers        12 Television       18 Newsprint
20 Auxiliary        22 Financials       54 Directors & Officers


                               Business In Brief


     Media General is a diversified communications company with major interests in newspapers, broadcast television and cable television, newsprint production, commercial printing and publications.

                                   Newspapers
     Wholly owned newspaper operations include morning and Sunday newspapers in Richmond, Virginia; Tampa, Florida; and Winston-Salem, North Carolina, with a combined average daily circulation approaching 570,000. The Company also holds a 40 percent interest in Denver Newspapers, Inc., which publishes The Denver Post in Denver, Colorado, with average daily circulation of 303,000. Media General also owns a group of weekly and semiweekly newspapers and shoppers in West Central Florida.

                                   Television
     The television division operates three network-affiliated television stations in the Southeastern Sun Belt: Tampa and Jacksonville, Florida, and Charleston, South Carolina; two growing cable networks in Northern Virginia with more than 229,000 subscribers; and a cable advertising agency.

                                   Newsprint
     The newsprint division is a major producer of 100 percent recycled newsprint, with a wholly owned mill in Garfield, New Jersey, and a jointly owned mill in Dublin, Georgia.

                                   Auxiliary
     Auxiliary operations include financial publishing products drawn from a comprehensive database of more than 10,000 stocks, bonds, mutual funds and financial markets; a statewide business magazine; and commercial printing--all three located in Richmond, Virginia.

    The cover montage illustrates Media General's diversified businesses.

                               Inside Front Cover


                       Picture of the front pages of the
                       Richmond Times-Dispatch, The Tampa
                     Tribune and the Winston-Salem Journal
                           newspapers contained here.


     Media General's wholly owned daily and Sunday newspapers are located in Richmond, Virginia; Tampa, Florida; and Winston-Salem, North Carolina. Combined average daily and Sunday circulation for the newspaper group in 1994 was 568,000 and 719,000, respectively.

     The Company also owns a 40 percent interest in Denver Newspapers, Inc., which publishes The Denver Post in Denver, Colorado, with average 1994 daily and Sunday circulation of 303,000 and 450,000, respectively.

    Additionally, Media General owns a group of 15 weekly and semiweekly newspapers and shoppers in the Tampa and West Central Florida region. Combined average weekly circulation for this group in 1994 was 390,000.

                                1994 Operations
    The Company's wholly owned newspapers recorded a strong performance in 1994:

        Revenues rose to $324.4 million from $307.1 million a year ago, and,

        Operating income rose sharply to $31.5 million from $19.6 million in 1993.

    Classified advertising revenues remained the driving force behind the newspaper segment's revenue growth, paced by The Tampa Tribune which posted nearly 16 percent year-over-year gains in this increasingly important category.

    The Tribune also reported growth in retail, general and circulation revenues, which, when combined with strict cost controls, produced year-over-year profit improvement of more than 80 percent.

    In Richmond, the Times-Dispatch also produced gains in classified advertising and circulation revenues for the year, but retail and general advertising remained essentially flat.

    The Winston-Salem Journal benefited from double-digit classified and general advertising revenue growth. Retail advertising revenue grew by nearly two percent in 1994, but circulation revenues were essentially flat compared with 1993.

                                 Tampa Tribune
    Tribune readers were introduced to a series of innovative news and entertainment offerings in 1994.

    The news department added new daily entertainment and personal finance pages, as well as a weekly science and technology page.

    The newsroom also planned and executed a 140 page, seven-section special edition that chronicled 100 years of Tampa history. It was the largest edition ever published by The Tampa Tribune.

    Additionally, The Tribune's Tampa Bay Online service with PRODIGY won plaudits for its graphics format and depth. Since its launch last August, Tampa Bay Online has attracted nearly 6,000 subscribers, a number well ahead of original projections. As expected, our WFLA-TV's Doppler Radar weather updates were a particularly popular feature of the new on-line service.

                            Richmond Times-Dispatch
    In Richmond, the Times-Dispatch also enjoyed a successful 1994, and experienced continued growth in the increasingly important area of non-traditional revenue sources.

    Richmond Newspapers' supplementary publications section introduced four new books during the year, including the award-winning Virginia Fairways, as well as

Parents FYI, and Insiders' Guides to Washington, D.C., and The Eastern Theatre of The Civil War.

    Two new sections were introduced in the Times-Dispatch: The first, inSync, is a weekly publication targeted at 11 to 18 year olds; and a weekly Health and

                                       7


                     Picture of the front pages of Winston-
                     Salem Journal's syndicated Star Watch
                        publication, the Richmond Times-
                    Dispatch's Metro Jobs Weekly publication
                    and the centennial edition of The Tampa
                       Tribune newspaper contained here.


Science section, which met with overnight success from readers and advertisers alike.

                             Winston-Salem Journal
    Winston-Salem's new $44 million production and distribution center became fully operational in September. Reaction to the improved appearance of the Journal was immediate. Advertisers began using more color and reported that response to their advertisements improved measurably.

    The Journal also expanded its efforts to reach nonsubscribers with targeted niche product publications. "Star Watch," which was introduced in 1992, continued to gain in popularity with publishers of daily newspapers, and that product was joined in 1994 by its weekly newspaper cousin, "Spotlight."

    Combined, the two publications are syndicated in 51 newspapers with aggregate circulation of 3.2 million.

    The Journal's alternate delivery service also continued to expand last year. Its Piedmont Delivery Service (PDS) sells its delivery skills to other mailers and delivers magazines, catalogs, samples and BellSouth phone books.

    With volume growth, PDS will be structured as a weekly delivery operation, with carriers passing virtually every door in the newspaper's home county.

                              West Central Florida
    Media General's weekly, semiweekly and shopper publications serving Tampa and the West Central Florida region recorded solid progress in 1994.

    For the fifth straight year, Hernando Today was selected as "Best Weekly Newspaper" in its circulation area by the Florida Press Association.

    In mid-November, the South Tampa News made its debut with a 40 page issue. This publication serves a distinct geographical market and will further expand our strategy of providing news products in combination with total market coverage preprints.

    These West Central Florida weeklies and The Tampa Tribune continued to seek opportunities to reduce costs and to increase market coverage. The Tribune's circulation department now has delivery responsibility for several of the weekly publications, and joint advertising sales efforts also have been successful.

    Additional cost-saving joint ventures have been targeted for 1995.

                                Strategic Focus
    While 1994 demonstrated the inherent strength and profit potential of our newspaper group, we continued to refine our sense of mission and to focus on current and future demands throughout our markets where we have unique capabilities.

    These strengths include:

        Information and news gathering: No other organization can provide more detailed coverage of each local market. Our database of information is a valuable asset not easily duplicated.

        Interpretation and editorial: Our newspapers' ability and resources to report and interpret news for the benefit of the local community is unmatched.

        Marketing: The scale of our newspapers' sales organizations and their sophistication with regard to mass delivery, as well as targeted products, is unique to each local market.

        Distribution: The size, scope and timeliness of our distribution force adds a valuable dimension to our ability to disseminate news.

        Production: Our modern facilities represent the latest in production and distribution technology.

                                       9

                    Picture of the front pages of The Tampa
                      Tribune's Tampa Bay Apartments Plus
                 publication; Media General Florida Newspapers'
                   Discover The Nature Coast publication; The
                     Winston-Salem Journal's PAWS, K-12 and
                       syndicated Entertainment Spotlight
                 publications; and The Richmond Times-Dispatch
                       inSync publication contained here.


        And, finally, Innovation: Our newspapers have worked extensively to provide readers and advertisers with targeted, controlled content and distribution publications to complement our broader-based daily offerings.

                              1994 Journalistic Review
    Journalistic excellence continued to be the standard for Media General's newspapers in 1994.

    Our reporters and editors identified major areas of local importance, and provided relevant facts and information to enable readers and lawmakers to better serve their communities. These subjects included:

    A look at why so many young people continue to flow into the pipeline of criminal behavior, despite law enforcement efforts, longer prison terms and the death penalty. In "Seeds of Violence--the Perils of Childhood," 17 Richmond Times-Dispatch staffers tried to provide some answers. They looked in-depth at the lives of children most prone to violence and what was - and was not - being done to reverse the disturbing trend. The seven-day series drew a positive response from readers.

    In Winston-Salem, the Journal published a three-part series which detailed efforts to reclaim certain city neighborhoods from drug dealers, crime and urban decay. In the series, "Block By Block--Saving Our Neighborhoods," Journal reporters interviewed a number of courageous women who led the fight. The leaders did not have financial or political clout, but their determination and the help of police and other city agencies resulted in progress in winning the fight for their streets.

    In "The New Segregation," The Tampa Tribune examined how poverty affects education and how technology, such as computers, is unevenly distributed throughout Hillsborough County, one of the nation's largest school districts. The series also explored the impact of that allocation upon students' education.

    These examples are but a few of the many serious and provocative issues addressed by Media General's newspapers and their staffers in 1994.

                                    Outlook
    Prospects for Media General's newspapers in 1995 are mixed. Advertising revenue growth opportunities remain generally favorable, despite some signs that overall economic activity may begin to slow.

    Of major concern, however, is the potential impact of continuing newsprint price increases. Early indications are that newsprint expenses in 1995 will exceed those of 1994 by a minimum of 35 percent.

    While cost reductions and newsprint conservation strategies are being further intensified, it appears unlikely that we can escape the effect of such dramatic price increases.

    We will continue to take appropriate measures to soften the overall impact on profitability, but we will take no short-term actions which will diminish the long-term value of our newspapers for readers and advertisers alike.

                                       11

                       Picture of the Company's broadcast
                      television stations' channel number
                       logos:  WFLA-TV Channel 8, WJKS-TV
                        Channel 17 and WCBD-TV Channel 2
                                contained here.


    Media General's television operations include three network-affiliated broadcast television stations in Tampa and Jacksonville, Florida, and Charleston, South Carolina, as well as cable television systems in Fairfax County and Fredericksburg, Virginia.

    Influenced by double-digit growth at our broadcast stations, television segment revenues in 1994 rose to $185.7 million from $179.5 million in 1993. Operating income slipped to $34.3 million from $35.2 million in 1993, however, as cable reregulation continued to depress profit margins.

                              BROADCAST TELEVISION
    The past year was an exceptional one for Media General's three television stations. Buoyed by particularly strong automotive advertising and record levels of political time sales, combined revenues at our stations rose by more than 15 percent in 1994, and the group's profit jumped by 40 percent.

    Importantly, each of the Company's stations participated in the year-over-year revenue and profit growth.

                                       Tampa
    At WFLA-TV Channel 8, the Company's flagship NBC affiliate in Tampa, advertising revenues exceeded those of the previous year in every significant category.

    While automotive advertising remained the largest single category of growth in both local and national time sales, significant growth also occurred in appliances, insurance, health, newspaper and radio.

    Political advertising for the year was even stronger than expected, aided by a tight gubernatorial race, a controversial casino issue and record spending levels for statewide congressional offices.

    Competitively, 1994 brought with it a major realignment in the Tampa television market. A May 1994 announcement that New World Communications would sever its relationship with the traditional "Big Three" networks in favor of its stations becoming FOX affiliates set off a domino effect in Tampa: Former CBS affiliate WTVT-TV announced its switch to FOX; WFTS-TV lost its FOX affiliation and signed with ABC; and WTSP-TV, formerly with ABC, moved to CBS.

    By retaining its 40-year affiliation with NBC, WFLA-TV was an immediate beneficiary, and following the affiliation switches that occurred on December 12, 1994, WFLA-TV has been the highest rated station in the market through the February 1995 rating period.

                                  Jacksonville
    ABC affiliate WJKS-TV Channel 17 in Jacksonville also enjoyed a banner year in 1994.

    Although the year began with depressed local advertising sales, a second-half resurgence resulted in a strong year-over-year local revenue gain, paced by automotive advertising.

    National and political revenues also rose sharply from 1993, and WJKS ended 1994 with a 13 percent revenue gain and profit growth of more than 60 percent.

    WJKS continued to produce a 10 p.m. newscast for the FOX affiliate in Jacksonville. The show's ratings increased again in 1994, and associated profits have nearly tripled since 1993.

                                   Charleston
    In Charleston, South Carolina, our ABC affiliate WCBD-TV Channel 2, also enjoyed an excellent year. Revenues increased by nearly 12 percent, paced by strong national time sales and record-breaking political advertising.

    Local advertising sales remained essentially flat with those of 1993, however, largely the result of concerns over the economic impact of the closure in 1995 of the Charleston Navy Base and Charleston Naval Shipyard.

                      Picture of the broadcast television
                       stations' newscast logos:  WFLA-TV
                    Channel 8, Eight's Army; WJKS-TV Channel
                    17, First Coast News and WCBD-TV Channel
                         2, Action News contained here.


    The station continued to emphasize its strong news and community oriented programming during the year and, in addition to numerous other honors, received the Edward R. Murrow Award for Best Newscast in America for the small market category.

                            1994 Journalistic Review
    Media General's television stations continued their tradition of broadcast news excellence in 1994.

    In Tampa, WFLA-TV's 1994 election efforts began with a three-month-long "VoteVan" voter registration project, crested with Florida's only statewide gubernatorial debate, and concluded with strong election night coverage. WFLA teamed with the League of Women Voters to televise the debate, which won its time slot in every Florida market. Lawton Chiles trailed Jeb Bush prior to the meeting, but pulled ahead just afterwards and ultimately won the election with 51 percent of the vote. During the last seven days of the campaign, WFLA-TV was the only Florida television station to provide live coverage of the candidates' final campaign swings.

    In Jacksonville, WJKS-TV continued its commitment to issues affecting families through its "Children First" campaign. The effort included special weekly news segments and the production of four documentaries.

    One of the documentaries, "Bang... Bang... You're Dead!" won an Emmy for children's programming. The program profiled families that had lost children to gunfire. The purpose was to help youngsters understand the dangers of playing with guns by showing a family's suffering when a child is killed.

    Concerns by several local groups that weapons violations in Charleston County schools were being covered-up prompted WCBD-TV's investigative staff to produce a series called "Administrative Silence on Schoolyard Violence." The report indicated that district schools were not accurately reporting the full quantities of weapons detected.

    Following the series, law enforcement officials said the accuracy of the schools' reports of weapons on campus immediately improved.

                                    Outlook
    Although 1994's strong level of political advertising will be missed, we expect continued revenue growth at our broadcast operations in 1995.

    After a decade of declining audience shares, network audiences increased last year and this trend could translate into additional gains in 1995.

    To further expand our stations' viewership, Media General's broadcast operations are committed to a basic strategy:

        Provide the most informative newscasts that the markets and competitive considerations will allow.

        Acquire the best syndicated programming available.

        Produce high quality local programming to attract and retain new audiences.


    The achievement of these goals in 1995 will help build the foundation for even greater growth in the years to follow.

                                     CABLE TELEVISION
    For Media General's cable television subsidiaries, 1994 was a year of mixed results.

    Combined cable revenues were $123.4 million, compared with $125.4 million in 1993, and operating income also declined, largely the result of an inability

                                       15


                   Picture of a satellite dish and the front
                      cover of the Cable Edition, Fairfax
                     Cable's program guide, contained here.


to increase rates, and lower premium pay revenues.

    Demonstrating its inherent strength, however, subscriber growth continued apace at both systems, as did penetration levels and pay-to-basic percentages.

                                    Fairfax
    Media General Cable of Fairfax operates a 120-channel, 900 megahertz system which serves more than 214,000 homes. Some 4,000 miles of two-way dual cable passes more than 311,000 Fairfax homes.

    Fairfax Cable carries 93 full service channels--among the largest selection of cable channels in the nation. In addition, eleven premium channels and eight pay-per-view channels are available.

    To more fully utilize the unique two-way capabilities of its system, Fairfax Cable accelerated its efforts in 1994 to move beyond traditional cable television into the world of interactive services. More than 90,000 two-way converter boxes have been installed in customers' homes. Fairfax began testing impulse pay-per-view capabilities as well as other interactive services.

    In addition, a project is underway to convert a segment of the system's two-way bandwidth into a high-speed network to provide personal computer users in Fairfax with access to PRODIGY and other on-line services at speeds 50 times faster than are currently available through conventional telephone lines.

    Media General Cable also is involved with nonregulated revenue generating businesses. Wholly owned Mega Advertising is the nation's ninth largest cable advertising interconnect, providing advertising sales and service for five Washington area cable systems. Mega is one of the industry's fastest growing interconnects and revenues in 1994 increased by 20 percent.

                                 Fredericksburg
    Media General Cable of Fredericksburg serves more than 14,700 households in that city and in parts of neighboring Stafford and Spotsylvania counties.

    Subscriber growth increased by more than four percent in 1994, and year-end penetration rose to 77.2 percent.

    Media General Cable of Fredericksburg offers its subscribers 55 channels, including six premium and three pay-per-view channels.

                                    Outlook
    Since implemented in 1993, the cumbersome and restrictive burdens imposed by the reregulation of cable television have sharply curtailed the industry's traditional rates of growth and profitability. As the largest cable operator in Virginia, Media General also has been affected, as evidenced by 1994's cable results.

    We believe that 1994 will prove to be the low-water mark for our cable operations, however, and that 1995 will be a year of renewed revenue and profit growth.

    There are several essential standards which ultimately will determine a cable operator's long-term success. Among them:

        A sophisticated two-way interactive communications physical plant.

        Access to robust consumer and business markets which will support advanced communications systems.

        A critical mass of customers to maximize operating efficiencies.

        Acquisition and packaging of the best programming content available.

        Superior customer service.

        Creation of steady new revenue streams.

At Media General, these features are largely in place.

                                       17


                    Picture of the recycling logo and a roll
                        of Garden State Paper Company's
                           newsprint contained here.


     Media General's newsprint operations consist of wholly owned Garden State Paper Company's newsprint mill in Garfield, New Jersey, with a rated annual capacity of 235,000 short tons, and a one-third interest in Southeast Paper Manufacturing Company in Dublin, Georgia, with a rated capacity of more than 460,000 short tons.

    Both facilities utilize the Company's proprietary deinking technology to produce 100 percent recycled, high quality newsprint from recovered old newspapers (ONP).

    Media General's share of the two mills' combined annual capacity of 695,000 short tons is approximately 390,000 short tons, which ranks the Company first in the nation in production of 100 percent recycled newsprint.

    Revenues from newsprint operations increased modestly to $102.4 million in 1994 from $100.4 million in 1993. Operating income fell to $.5 million from $5.7 million the year earlier, however, the result of lower average selling prices and substantially higher ONP costs.

                                  Historical Perspective
    Newsprint historically has been a cyclical industry. Profits peaked at Garden State Paper Company in 1988 and began declining as U.S. newsprint consumption also stalled and demand fell. Even as overall demand for newsprint continued to slip, the North American newsprint industry brought 12 new newsprint machines on-line. Although older, less efficient machines were shut down, available supply far exceeded demand; and, at the low point in 1991, Canadian mills operated at only 87 percent of capacity while U.S. mills fared only somewhat better at 91 percent of capacity.

    This imbalance remained fairly constant until late 1992 when a threatened Canadian newsprint strike resulted in a short period of customer inventory build up--and somewhat improved newsprint prices--until mid-1993, when supply again exceeded demand.

    Newsprint demand again began to increase by mid-1994, followed by higher selling prices toward year-end and operating rates which rose to 96-97 percent of capacity at most mills.

                             Fiber Supply and Price
    During 1994 ONP prices rose dramatically. In addition, virgin fiber supply also became more expensive.

    Because virgin fiber is the primary resource of paper-making, legislative actions concerning conservation and forest harvesting techniques have served to reduce fiber available for the paper and wood products industries, thereby driving fiber costs upwards.

    Similarly, legislative responses to perceived waste disposal problems have led to distorted supply and demand for recovered paper fibers. This is particularly important for Media General's newsprint operations because our fiber is derived solely from old newspapers which are currently being recovered in the United States at a level of more than 60 percent--a recycling rate second only to aluminum.

    Consequently, environmentally driven legislation, which has encouraged the use of recycled paper at a time when practical limits of recovery are close to being realized, has resulted in accelerating ONP costs.

    Media General's strategically located and cost effective recycling facilities help assure adequate ONP supplies, however, and the Company's long-standing expertise in this very specialized market should help to moderate the impact of these costs on overall newsprint profitability.

                                    Outlook
    As we enter 1995 it appears that demand for newsprint will be firm. In keeping with increased demand, additional selling price improvements seem likely this year, which could significantly increase profitability at both Garden State Paper Company and our Southeast Paper Manufacturing Company affiliate.

                        Picture of the front cover of a
                    publication printed by Beacon Press, the
                        front cover of Virginia Business
                        magazine and Financial Services'
                       MegaInsight CD-ROM contained here.


    All located in Richmond, Virginia, Media General's auxiliary operations include commercial printing, targeted regional business publishing, and a sophisticated financial database electronic publishing unit.

                              Commercial Printing
    Beacon Press is a medium-size commercial printer which specializes in publications, newspaper inserts, direct mail and catalogs.

    Despite intense competition and industry-wide excess capacity, revenues at Beacon Press rose to record levels in 1994, and operating income showed significant gains.

    While magazine printing accounts for nearly two-thirds of Beacon's volume, the company successfully expanded its newspaper insert business during the year by attracting additional printing from a major national furniture retailer and from a warehouse home goods chain.

    The majority of Beacon's business is small to medium-size customers who focus on price and delivery along with quality and service.

    These elements will take on particular importance in 1995 as the printing industry faces the double impact of soaring paper prices--up 30 percent from mid-1994--and postal increases of approximately 14 percent and 17 percent, respectively, for second and third class mail.

    To help offset the potential impact of these two factors on 1995 revenues and profitability, Beacon is exploring new printing technology to reach essentially untapped markets with relatively low capital investments.

                        Electronic Financial Publishing
    Media General Financial Services, Inc. (MGFS), is a diversified electronic financial data publisher which serves the needs of a broad range of users, including institutional and individual investors, publications, corporations and universities.

    MGFS set revenue and operating income records in 1994; and, equally important, began implementing plans for significant longer-term expansion and profitability.

    To become a larger competitor in the professional and institutional financial data services market, MGFS has established a new institutional services department and developed new products.

    To be marketed under the brand name "MegaInsight," the first new product is a CD-ROM containing the entire MGFS common stock database, and related application software, which will be available in early 1995. The CD-ROM product will be updated monthly.

    Other new products in development-planning include a PC-resident database research system. This product will be updated daily, and is aimed at key financial professionals in research and money management.

    These new projects, in combination with the ongoing expansion of traditional lines of business, will be the foundation for significant revenue and profit growth for MGFS in the years ahead.

                              Business Publishing
    For Virginia Business, a four-color monthly magazine, 1994 was the best year in its nine-year history.

    Total revenues increased by 15 percent, while expenses remained generally flat with the year-earlier levels.

    Virginia Business continued to successfully develop special advertising-driven sections in 1994 which focused on specific industries, professions, universities and regions of the state. Advertising growth also came from the addition of editorial topics which drew strong support.

    Significant growth also occurred in the number of run-of-book ads not associated with any specific editorial inducement. Several new projects are anticipated to provide additional sources of revenue growth in 1995 and beyond.

                                       21

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
                                                            Fiscal Years Ended
                                                December 25,   December 26,   December 27,
                                                    1994           1993           1992
Revenues                                           $626,247       $600,824       $577,659
Operating costs:
  Production costs                                  332,557        321,422        316,477
  Selling, distribution and administrative          171,989        162,252        164,019
  Depreciation and amortization                      55,450         56,847         54,550
------------------------------------------------------------------------------------------
    Total operating costs                           559,996        540,521        535,046
------------------------------------------------------------------------------------------
Operating income                                     66,251         60,303         42,613
Other income (expense):
  Interest expense                                  (16,948)       (21,274)       (17,559)
  Investment income (loss) -
    unconsolidated affiliates:
      Southeast Paper Manufacturing Co.              (1,647)          (990)        (4,926)
      Denver Newspapers, Inc.:
        Equity in net income                          2,037            ---            ---
        Preferred stock income                        2,545            ---            ---
  Gain on sale of Garden State
    Newspapers investment                            91,520            ---            ---
  Other, net                                           (789)           835          6,131
------------------------------------------------------------------------------------------
    Total other income (expense)                     76,718        (21,429)       (16,354)
------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect
  of changes in accounting principles               142,969         38,874         26,259
------------------------------------------------------------------------------------------
Income taxes                                         25,960         13,166          7,946
------------------------------------------------------------------------------------------
Income before cumulative effect of
  changes in accounting principles                  117,009         25,708         18,313
Cumulative effect of changes in accounting
  principles:
    Income taxes                                        ---            ---         15,066
    Postretirement benefits (net of $8,434
      income tax benefit)                               ---            ---        (14,379)
------------------------------------------------------------------------------------------
Net income                                         $117,009       $ 25,708       $ 19,000
==========================================================================================
Earnings per common share and equivalent:
  Before cumulative effect of changes in
    accounting principles                          $   4.45       $   0.98       $   0.70
  Cumulative effect of changes in
    accounting principles                               ---            ---           0.03
------------------------------------------------------------------------------------------
  Net income                                       $   4.45       $   0.98       $   0.73
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.  Weighted average common shares and equivalents were 26,283, 26,152 and 26,056 for 1994, 1993 and 1992, respectively.




Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)


ASSETS
                                                                December 25,   December 26,
                                                                    1994           1993
------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                       $ 11,663       $  2,942
  Accounts receivable (less allowance for doubtful
    accounts 1994 -- $3,360; 1993 -- $3,698)                        68,901         62,122
  Inventories                                                       11,360         10,290
  Other                                                             22,738         17,003
                                                                  ---------      ---------
    Total current assets                                           114,662         92,357
------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                            83,249         46,675
------------------------------------------------------------------------------------------

Other assets                                                        28,105         45,561
------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
  Land                                                              21,516         21,805
  Buildings                                                        148,760        135,170
  Machinery and equipment                                          771,965        730,550
  Construction in progress                                           7,041         15,581
  Accumulated depreciation                                        (432,238)      (387,881)
                                                                  ---------      ---------
    Net property, plant and equipment                              517,044        515,225
------------------------------------------------------------------------------------------

Excess of cost of businesses acquired over equity
 in net assets (less accumulated amortization
  1994 -- $8,009; 1993 -- $7,593)                                   44,105         45,424
------------------------------------------------------------------------------------------






Total assets                                                      $787,165       $745,242
==========================================================================================

Notes to Consolidated Financial Statements begin on page 28.

                                             24











LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                December 25,   December 26,
                                                                    1994           1993
------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                                $ 26,981       $ 20,994
  Accrued expenses and other liabilities                            61,973         60,560
  Income taxes payable                                               1,875            746
  Current portion of long-term debt                                  9,000            506
                                                                  ---------      ---------
    Total current liabilities                                       99,829         82,806
------------------------------------------------------------------------------------------

Long-term debt                                                     163,500        261,250
------------------------------------------------------------------------------------------

Deferred income taxes                                               97,012         88,679
------------------------------------------------------------------------------------------

Other liabilities and deferred credits                              93,461         87,073
------------------------------------------------------------------------------------------

Commitments and contingencies (note 10)
------------------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock ($5 cumulative convertible),
    par value $5 per share:
      Authorized 5,000,000 shares; none outstanding
  Common stock, par value $5 per share:
    Class A, authorized 75,000,000 shares; issued
      25,739,732 and 25,695,000 shares                             128,699        128,475
    Class B, authorized 600,000 shares; issued
      556,574 and 557,154 shares                                     2,783          2,786
  Additional paid-in capital                                         6,787          5,967
  Unearned compensation                                             (1,676)        (3,108)
  Retained earnings                                                196,770         91,314
                                                                  ---------      ---------
    Total stockholders' equity                                     333,363        225,434
------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                        $787,165       $745,242
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)
                                                          Additional   Unearned
                                          Common Stock      Paid-in     Compen-   Retained
                                       Class A    Class B   Capital     sation    Earnings
Balance at December 29, 1991         $127,567   $  2,787   $  3,909   $ (2,013)  $ 69,618
  Net income ($0.73 per share)            ---        ---        ---        ---     19,000
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,478)
  Exercise of options on 25,000
    Class A shares                        125        ---        (62)       ---        ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        179        ---        ---
  Issuance of 7,153 Class A shares
    under dividend reinvestment plan       36        ---         92        ---        ---
  Exchange of 200 Class B shares
    for Class A shares                      1         (1)       ---        ---        ---
  Amortization and forfeitures
    of unearned compensation              (22)       ---        (66)       269        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 27, 1992          127,707      2,786      4,052     (1,744)    77,140
------------------------------------------------------------------------------------------
  Net income ($0.98 per share)            ---        ---        ---        ---     25,708
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,534)
  Exercise of options on 57,632
    Class A shares                        288        ---        169        ---        ---
  Issuance of 107,600 Class A shares
    under restricted stock plan           538        ---      1,520     (2,058)       ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        392        ---        ---
  Issuance of 4,995 Class A shares
    under dividend reinvestment plan       25        ---         87        ---        ---
  Amortization and forfeitures
    of unearned compensation              (83)       ---       (253)       694        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 26, 1993          128,475      2,786      5,967     (3,108)    91,314
------------------------------------------------------------------------------------------
  Net income ($4.45 per share)            ---        ---        ---        ---    117,009
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,553)
  Exercise of options on 55,554
    Class A shares                        278        ---        684        ---        ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        270        ---        ---
  Issuance of 4,629 Class A shares
    under dividend reinvestment plan       23        ---        100        ---        ---
  Exchange of 580 Class B shares for
    Class A shares                          3         (3)       ---        ---        ---
  Amortization and forfeitures
    of unearned compensation              (80)       ---       (234)     1,432        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 25, 1994         $128,699   $  2,783   $  6,787   $ (1,676)  $196,770
Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                            Fiscal Years Ended
                                                December 25,   December 26,   December 27,
                                                    1994           1993           1992
------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                       $117,009       $ 25,708       $ 19,000
  Adjustments to reconcile net income:
    Depreciation and amortization                    55,450         56,847         54,550
    Deferred income taxes                             4,704            473        (20,922)
    Change in accounting for post-
      retirement benefits                               ---            ---         22,813
    Provision for doubtful accounts                   2,690          3,488          5,377
    Investment (income) loss -
      unconsolidated affiliates                      (2,935)           990          4,926
    Gain on sale of Garden State Newspapers
      investment                                    (91,520)           ---            ---
    Change in assets and liabilities:
      Accounts receivable and inventories           (10,539)        (7,946)          (261)
      Other current assets                            8,010          2,015          6,347
      Accounts payable, accrued expenses
         and other liabilities                       10,042          1,320        (14,964)
      Other, net                                      9,923          2,270         (8,296)
                                                   ---------      ---------      ---------
Net cash provided by operating activities           102,834         85,165         68,570
------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Net proceeds from sale of Garden State
    Newspapers investment                            57,520            ---            ---
  Capital expenditures                              (56,919)       (32,837)       (92,319)
  Change in restricted bond proceeds held
    in trust                                          3,365          4,115        (10,699)
  Collection of note receivable                         ---          8,918            750
  Other, net                                          1,645          3,905         (2,868)
                                                   ---------      ---------      ---------
Net cash provided (used) by investing activities      5,611        (15,899)      (105,136)
------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net cash proceeds from long-term borrowings           ---            ---         47,000
  Payment of long-term debt                         (89,256)       (58,750)        (3,696)
  Cash dividends paid                               (11,553)       (11,534)       (11,478)
  Other, net                                          1,085          1,169          2,986
                                                   ---------      ---------      ---------
Net cash provided (used) by financing activities    (99,724)       (69,115)        34,812
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                         8,721            151         (1,754)
Cash and cash equivalents at beginning of year        2,942          2,791          4,545
                                                   ---------      ---------      ---------
Cash and cash equivalents at end of year           $ 11,663       $  2,942       $  2,791
==========================================================================================
Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1:  Principles of Consolidation
--------------------------------------------------------------------------------

The accompanying financial statements include the accounts of Media General, Inc., and subsidiaries more than 50% owned (the Company). All significant intercompany balances and transactions have been eliminated.

The Company's fiscal year ends on the last Sunday in December.

Cost in excess of net assets acquired through 1970 is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years.


Note 2:  Inventories
--------------------------------------------------------------------------------

Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.


Note 3:  Investments in Unconsolidated Affiliates
--------------------------------------------------------------------------------

The Company has a one-third partnership interest in Southeast Paper Manufacturing Company (SEPCO), a domestic newsprint manufacturer which pays licensing fees to the Company. The Company acquired on September 28, 1994, a 40% interest in Denver Newspapers, Inc. (DNI), the parent company of The Denver Post, a Denver, Colorado, daily newspaper company, by exercising a warrant, held since 1987, for $40,000.

On May 20, 1994, the Company sold its 40% common equity interest in Garden State Newspapers, Inc. (GSN), a domestic daily and weekly newspaper company, along with its GSN Series A and Series C Preferred Stock, for $63 million in cash. Additionally, in exchange for the GSN Series B Preferred Stock previously owned by the Company, the Company received 1,200 shares of $25,000 par, 9% Cumulative Preferred Stock of DNI (previously owned by GSN), which included accumulated and unpaid dividends of approximately $17.4 million. The preferred stock was valued at $34 million, net of an unamortized discount of $27.3 million, based on an imputed discount rate of 12% and a redemption date of June 30, 1999. The sale of GSN resulted in a gain of $91.5 million ($83.3 million after-tax; $3.17 per share).

Summarized financial information for these investments accounted for by the equity method follows:

Southeast Paper Manufacturing Company:
(In thousands)                                                       1994           1993
------------------------------------------------------------------------------------------

Current assets                                                    $ 61,847       $ 71,503
Noncurrent assets                                                  350,700        378,414
Current liabilities                                                 60,528         55,238
Noncurrent liabilities                                             218,229        255,947
------------------------------------------------------------------------------------------



(In thousands)                                        1994           1993           1992
------------------------------------------------------------------------------------------

Net sales                                          $195,599       $185,784       $178,253
==========================================================================================
Gross profit                                       $ 29,497       $ 33,403       $ 27,778
==========================================================================================
Net loss                                           $ (5,331)      $ (6,436)      $(10,928)
==========================================================================================
Company's equity in net loss                       $ (1,647)      $   (990)      $ (4,926)
==========================================================================================

Denver Newspapers, Inc.:
(In thousands)                                                       1994           1993
------------------------------------------------------------------------------------------
Current assets                                                    $ 34,898       $ 35,537
Noncurrent assets                                                   80,914         74,649
Current liabilities                                                 27,438         22,954
Noncurrent liabilities                                              34,300         48,604
Mandatorily redeemable preferred stock                              48,900         50,592
------------------------------------------------------------------------------------------

(In thousands)                                        1994           1993           1992
------------------------------------------------------------------------------------------

Net sales                                          $140,625       $132,611       $123,519
==========================================================================================
Gross profit                                       $ 70,377       $ 60,477       $ 54,147
==========================================================================================
Income (loss) before extraordinary items
  and cumulative effect of a change in
  accounting principle                             $ 12,560       $  6,251       $(22,900)
==========================================================================================
Net income applicable to common stock              $  7,117       $  3,234       $ 44,873
==========================================================================================
Company's equity in net income                     $  2,037       $    ---       $    ---
==========================================================================================

The above summarized information for DNI includes its operating results for the 11 month period ended November 30, 1994, and the 12 month periods ended December 31, 1993, and 1992. Effective with the fourth quarter of 1994, the Company began recognizing, on a one month lag, 40% of DNI's net income applicable to common stockholders. The carrying value of the Company's investment in the DNI mandatorily redeemable preferred stock at December 25, 1994, was $36.5 million, net of an unamortized discount of $24.7 million and is included in investments in unconsolidated affiliates. The fair value of the preferred stock, which the Company intends to hold until maturity, approximated its carrying value at December 25, 1994.

Other:
GSN operating results for the 12 month periods ended September 30, 1993, and 1992, respectively, were (in thousands): net sales- $181,490 and $163,155; gross profit- $63,037 and $56,948; and net (loss) income - ($10,649) and $12,036.
Summary balance sheet information for GSN at September 30, 1993, was (in thousands): current assets- $35,513; noncurrent assets- $220,079; current liabilities- $28,404; noncurrent liabilities- $238,421; and redeemable preferred stock- $97,553.

In 1991, the Company's investment in GSN was reduced to zero as a result of GSN management's decision to write down the carrying value of certain assets, mostly intangibles, in light of depressed market conditions. Although GSN's net income for the 12 month period ended September 30, 1992, was $12 million, such net income was due entirely to a nonrecurring gain from the sale of a newspaper property, net of operating losses. Consequently, in 1992 the Company did not recognize any equity in GSN's 1992 net income, nor did it recognize any further equity through the date of the GSN sale, because it was unlikely to (and did not) receive any dividends or cash distributions from GSN operations.

Retained earnings of the Company at December 25, 1994, includes $11.8 million related to undistributed earnings of unconsolidated affiliates.

In October 1994, the Company revised its agreement with the majority owner of its Mexican newsprint affiliate regarding the sale, for $3.6 million, of the Company's interest in that affiliate which is accounted for by the cost method and has a zero basis. Originally scheduled to occur on October 15, 1994, the date on which the affiliate's royalty payment obligation to the Company ceased, the sale was rescheduled to occur in February 1995. The Company will be paid $3.6 million plus interest from the originally scheduled sale date under an irrevocable letter of credit. Income from this affiliate was $2.9 million in 1994, $3.5 million in 1993 and $3.3 million in 1992.

Note 4:  Long-term Debt
--------------------------------------------------------------------------------

Long-term debt at December 25, 1994, and December 26, 1993, was as follows:









(In thousands)                                                      1994           1993
------------------------------------------------------------------------------------------

Revolving credit agreements                                       $    ---       $ 70,000
9.27% notes due annually through 1996                               87,500        106,250
8.62% senior notes due annually from 1998 to 2002                   65,000         65,000
7.125% revenue bonds due 2022                                       20,000         20,000
Other                                                                  ---            506
                                                                  ---------      ---------
                                                                   172,500        261,756
Less current portion of long-term debt                               9,000            506
                                                                  ---------      ---------
Long-term debt                                                    $163,500       $261,250
==========================================================================================

In December 1994, the Company replaced its revolving credit agreements aggregating $160 million with a five-year revolving credit facility, committing six banks to lend the Company up to $180 million at competitive interest rates based typically on the London Interbank Offered Rate. No borrowings were outstanding under this facility at December 25, 1994.

In early 1995, the Company entered into a three-year agreement with an insurance company which permits the Company to borrow up to an additional $150 million under senior notes on an uncommitted basis. The notes can have a maximum maturity of 15 years with interest rates determined by market conditions at the time of issuance.

In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to 3/4 of 1% per annum on outstanding bond principal and interest payable. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds are restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey. At December 25, 1994, and December 26, 1993, $3.2 million and $6.6 million, respectively, of unused restricted bond proceeds held in trust were invested in U.S. Treasury instruments classified in other noncurrent assets. The carrying amount of these investments approximated fair value at those dates.

The Company's debt covenants contain a minimum net worth requirement ($294 million at December 25, 1994), and require the maintenance of certain debt to equity ratios and debt to cash flow ratios, as defined. At December 25, 1994, $34.8 million of the 9.27% notes due in 1995 was classified as long-term debt in accordance with the Company's intention and ability to refinance the obligation on a long-term basis. At December 26, 1993, $18.8 million due in 1994 under the 9.27% notes was classified as long-term debt in accordance with the Company's intention and ability to refinance such obligation on a long-term basis. The repayment of $18.8 million was made in 1994 with long-term borrowings.
Excluding the $34.8 million of 9.27% notes referred to above, long-term debt maturities during the five years subsequent to December 25, 1994, aggregating $78,750,000, are as follows: 1995 - $9,000,000; 1996 - $43,750,000; 1997 -
none; 1998 - $13,000,000 and 1999 - $13,000,000.

The Company has an interest rate swap agreement of $50 million which, combined with the favorable effect of the 1991 termination of a counter swap agreement, effectively converted the variable interest rate on $50 million of revolving debt to a fixed interest rate which approximated 8% through the second quarter of 1994. To the extent that variable interest rates were below 9%, the Company was unable to take advantage of such lower rates on the above-mentioned $50 million. In 1994, the Company recorded this swap, which expires in June 1995, at its fair value, since the associated debt was retired in 1994. In 1992, the Company entered into interest rate swap agreements totaling $65 million which effectively converted the $65 million senior notes with a fixed rate of 8.62% into variable rate debt. These swaps were terminated in 1993, at a gain, which is being amortized over the original lives of the terminated swaps, effectively lowering the interest rate of the 8.62% senior notes to 8.4%. Also in 1992, the Company entered into interest rate swap agreements in amounts which matched the maturities of the Company's 9.27% notes. These swaps were terminated in 1992, at a gain, which is being amortized over the remaining life of the 9.27% notes, likewise lowering their interest rate to 8.4%.

Estimated fair values of the Company's financial instruments are as follows:

(In thousands)                                       1994                    1993
------------------------------------------------------------------------------------------
                                              Carrying      Fair      Carrying      Fair
                                               Amount       Value      Amount       Value
------------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents (note 10)         $ 11,663    $ 11,663    $  2,942    $  2,942
  Restricted bond proceeds held in trust         3,219       3,219       6,584       6,584
  Investment in DNI
    Preferred Stock (note 3)                    36,545      36,545         ---         ---

Liabilities:
  Interest rate swap agreement                     550         550         ---       3,193

  Long-term debt:
    Revolving credit agreements                    ---         ---      70,000      70,000
    9.27% notes                                 87,500      90,803     106,250     116,039
    8.62% senior notes                          65,000      65,461      65,000      73,502
    7.125% revenue bonds                        20,000      20,190      20,000      23,521
------------------------------------------------------------------------------------------

Fair values of restricted bond proceeds held in trust are based on market quotations or valuations reported by the trustee. The fair value of the Company's investment in DNI Preferred Stock, which is not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The fair values of the interest rate swap are based on the estimated cost to the Company to terminate the swap. Fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings.

Note 5:  Business Segments
--------------------------------------------------------------------------------

The Company is a diversified communications company with three principal business segments. The Newspaper segment currently includes three daily (four, prior to the June 1992, merger of The Richmond News Leader into the Richmond Times-Dispatch), and 15 weekly, semiweekly and triweekly newspapers and shoppers, ten of which were acquired in December 1990. Television operations consist of three television stations, two cable television operations and a cable advertising unit. The Newsprint segment includes the Company's recycled newsprint operations. Intersegment sales (principally newsprint) comprise less than 1% of consolidated totals and are not shown separately. Corporate assets are principally property, plant and equipment and investments in unconsolidated affiliates.

Operations for 1994 include recognition of a gain of $91.5 million ($83.3 million after-tax; $3.17 per share) related to the sale of the Company's investment in Garden State Newspapers, Inc., for $63 million in cash and Denver Newspapers, Inc., preferred stock valued at $34 million. See Note 3 for a further discussion of the GSN sale.

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

Newspaper segment revenues and operating profit for 1990 include a $5.3 million pretax gain from the sale of certain weekly newspapers. Television segment operating profit for 1990 includes a $5.3 million favorable impact of reductions to loss estimates provided in connection with the 1988 discontinuance of media placement operations. The 1990 operating profits of the Newsprint and Auxiliary segments include losses of $1.9 million and $5.7 million, respectively, accrued in connection with the sales, concluded dur-

ing the first-half of 1991, of certain recycling center, publishing and other assets.

Information as to revenues, profitability and assets is as follows:
(In thousands)                         1994       1993       1992       1991       1990
------------------------------------------------------------------------------------------

Revenues
  Newspaper                          $324,366   $307,058   $299,038   $299,173   $302,010
  Television                          185,748    179,477    169,946    159,596    153,427
  Newsprint                           102,411    100,371     96,540    116,717    132,915
  Auxiliary                            13,722     13,918     12,135     10,414     25,315
------------------------------------------------------------------------------------------
    Total                            $626,247   $600,824   $577,659   $585,900   $613,667
==========================================================================================

(In thousands)                         1994       1993       1992       1991       1990
------------------------------------------------------------------------------------------

Operating profit
  Newspaper                          $ 31,543   $ 19,610   $ 16,382   $    681   $ 26,760
  Television                           34,338     35,178     25,912     18,406     24,622
  Newsprint                               470      5,725      1,277     18,527     21,109
  Auxiliary                              (100)      (210)      (958)    (1,273)    (8,666)
------------------------------------------------------------------------------------------
                                       66,251     60,303     42,613     36,341     63,825
Interest expense                      (16,948)   (21,274)   (17,559)   (16,056)   (19,831)
Equity in net income (loss) of
  unconsolidated affiliates               390       (990)    (4,926)   (75,640)    (1,303)
Preferred stock income                  2,545        ---        ---        ---        ---
Gain on sale of Garden State
  Newspapers investment                91,520        ---        ---        ---        ---
Other, net                               (789)       835      6,131      2,659        814
------------------------------------------------------------------------------------------
    Income (loss) before
      income taxes                   $142,969   $ 38,874   $ 26,259   $(52,696)  $ 43,505
==========================================================================================

Identifiable assets
  Newspaper                          $343,804   $330,613   $344,255   $306,754   $240,347
  Television                          221,918    228,952    243,382    262,349    274,109
  Newsprint                            84,042     84,329     86,315     81,495     76,534
  Auxiliary                            23,538     24,592     24,606     23,954     15,108
  Corporate                           114,163     77,090     89,587     88,059    170,218
  Segment eliminations                   (300)      (334)      (720)      (300)      (372)
------------------------------------------------------------------------------------------
    Total                            $787,165   $745,242   $787,425   $762,311   $775,944
==========================================================================================

Capital expenditures
  Newspaper                          $ 34,413   $ 12,259   $ 63,631   $ 90,165   $ 38,800
  Television                           18,223     15,337     13,314     14,352     26,595
  Newsprint                             3,797      4,413     14,899     10,558      7,815
  Auxiliary                               297        226         59         95         94
  Corporate                               189        602        416        213        382
------------------------------------------------------------------------------------------
    Total                            $ 56,919   $ 32,837   $ 92,319   $115,383   $ 73,686
==========================================================================================

Depreciation and amortization
  Newspaper                          $ 21,263   $ 21,623   $ 19,337   $ 14,528   $ 11,874
  Television                           25,338     25,969     26,701     27,465     26,927
  Newsprint                             6,472      6,837      6,161      5,638      6,215
  Auxiliary                               857        859        864        880      1,063
  Corporate                             1,520      1,559      1,487      1,432      1,468
------------------------------------------------------------------------------------------
    Total                            $ 55,450   $ 56,847   $ 54,550   $ 49,943   $ 47,547
==========================================================================================

Note 6:  Income Taxes
--------------------------------------------------------------------------------

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

The cumulative effect (for years prior to 1992) of SFAS 109, which was adopted at the beginning of fiscal 1992, was to increase 1992 net income by $15.1 million ($0.58 per share), which represented the net decrease in the Company's deferred tax liability at that date.

In accordance with SFAS 109, the Company recognized an increase in the deferred tax liability in 1993 to reflect the increase in the federal statutory tax rate, from 34% to 35%. At the date of enactment, the cumulative effect of the increase, which was made retroactively to January 1, 1993, was to decrease 1993 net income by $2.3 million ($0.09 per share). This decrease in net income was substantially offset by the effects of resolving various tax examinations covering prior fiscal years.

Investment tax credits are accounted for as a reduction of income tax in the year realized. Prior to January 1, 1983, federal investment tax credits were deferred and are being amortized over the estimated useful lives of related assets.

Significant components of income taxes are as follows:

(In thousands)                                        1994           1993           1992
------------------------------------------------------------------------------------------
Current:
  Federal                                          $ 18,996       $ 10,956       $  4,015
  State                                               2,301          1,990          1,601
    Investment tax credits -- flow-through
      method                                            (41)          (253)          (248)
                                                   ---------      ---------      ---------
                                                     21,256         12,693          5,368
                                                   ---------      ---------      ---------
Deferred:
  Federal                                             4,185         (1,697)         3,323
    Change in enacted tax rates                         ---          2,262            ---
    Investment tax credits amortized                   (540)          (579)          (601)
  State                                               1,059            487           (144)
                                                   ---------      ---------      ---------
                                                      4,704            473          2,578
                                                   ---------      ---------      ---------
                                                   $ 25,960       $ 13,166       $  7,946
==========================================================================================

Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 25,
1994, and December 26, 1993, are as follows:


(In thousands)                                                       1994           1993
------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation                                      $128,715       $126,367
  Other                                                             11,854         13,111
                                                                  ---------      ---------
Total deferred tax liabilities                                     140,569        139,478
                                                                  ---------      ---------

Deferred tax assets:
  Employee benefits                                                (31,921)       (27,112)
  Alternative minimum tax credit                                    (9,511)       (14,892)
  Other                                                            (12,206)       (15,435)
                                                                  ---------      ---------
Total deferred tax assets                                          (53,638)       (57,439)
                                                                  ---------      ---------

Deferred tax liabilities, net                                       86,931         82,039
Deferred tax assets included in other
  current assets                                                    10,081          6,640
                                                                  ---------      ---------
Deferred tax liabilities                                          $ 97,012       $ 88,679
==========================================================================================

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:
(In thousands)                                        1994           1993           1992
------------------------------------------------------------------------------------------
Income taxes computed at federal statutory
  tax rate                                         $ 50,039       $ 13,606       $  8,928
Increase (reduction) in income taxes
    resulting from:
  State income taxes, net of federal
    income tax benefit                                2,261          1,446            798
  Investment income - unconsolidated
    affiliates                                       (1,283)           ---            ---
  Life insurance plans                               (1,525)        (1,756)        (1,820)
  Gain on sale of investment in
    Garden State Newspapers                         (24,422)           ---            ---
  Change in enacted tax rates                           ---          2,068            ---
  Tax examination adjustments and settlements           ---         (2,085)           ---
  Other                                                 890           (113)            40
                                                   ---------      ---------      ---------
                                                   $ 25,960       $ 13,166       $  7,946
==========================================================================================

The Company's federal income tax returns for years through 1991 have been examined by the Internal Revenue Service (IRS), and the Company reached settlements with the IRS concerning all years examined. As a result of these settlements with the IRS, in 1994 the Company received refunds of previously paid assessments of approximately $10.8 million.

In 1994, the Company paid income taxes of $20 million ($9.2 million net of refunds). Income taxes paid during 1993 and 1992, net of refunds from prior years, were $11.6 million and $7.2 million, respectively.

The Company's federal income tax returns for the years 1992 and 1993, and various state income tax returns, are currently under examination by the IRS and state tax authorities, respectively. The Company believes that adjustments, if any, arising from these examinations will not be material to the results of its operations, financial position or cash flows.

Note 7:  Common Stock and Stock Options
--------------------------------------------------------------------------------
Holders of the Class A common stock are entitled to elect 30% of the Board of Directors and, with the holders of Class B common stock, also are entitled to vote on the reservation of shares for stock awards and on certain specified types of major corporate reorganizations or acquisitions. Class B common stock can be converted into Class A common stock on a share-for-share basis at the option of the holder. Both classes of common stock receive the same dividends per share.

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

Unearned compensation was recorded at the date of award based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period not exceeding ten years, based upon meeting certain performance targets. The amount amortized to expense in 1994, 1993 and 1992 was $1,118,000, $358,000 and
$181,000, respectively. Shares reserved for future grants at the end of 1994, 1993 and 1992 were 171,000, 155,000 and 245,900, respectively.

                                                                                   Price
Nonqualified Option Shares                       Outstanding    Exercisable      Per Share
------------------------------------------------------------------------------------------
Balance at December 29, 1991                        753,570        494,530         $ 2-46
  Became exercisable                                    ---        113,480          20-46
  Exercised                                         (25,000)       (25,000)             2
  Issued                                            165,000            ---             19
                                                  ----------      ---------
Balance at December 27, 1992                        893,570        583,010           2-46
  Became exercisable                                    ---        152,134          19-32
  Exercised                                         (57,632)       (57,632)          2-20
  Issued                                            200,000            ---             19
  Canceled/forfeited                                (87,355)       (74,144)          2-46
                                                  ----------      ---------
Balance at December 26, 1993                        948,583        603,368           2-46
  Became exercisable                                    ---        183,407          19-32
  Exercised                                         (55,554)       (55,554)          2-20
  Issued                                            149,400            ---             28
  Forfeited                                         (19,780)       (19,780)         32-46
                                                  ----------      ---------
Balance at December 25, 1994                      1,022,649        711,441           2-46
==========================================================================================

Number of shares reserved for future grants:
  At December 27, 1992                              765,350
  At December 26, 1993                              584,385
  At December 25, 1994                              434,985

Note 8:  Retirement Plans
--------------------------------------------------------------------------------
The Company has a non-contributory defined benefit retirement plan which covers substantially all employees. Benefits are based on salary and years of service. The Company's funding policy is to contribute annually the tax-deductible amounts required by statute. Plan assets include marketable securities, U.S. government obligations and cash equivalents. The Company also has a non-contributory unfunded executive supplemental retirement plan which supplements the coverage available to certain executives under the defined benefit retirement plan.

Certain employees of the Company's newsprint operations participate in multi-employer defined benefit and contribution pension plans. The plans provide benefits to substantially all union employees.

Net pension cost for 1994, 1993 and 1992 is summarized below.

(In thousands)                                        1994           1993           1992
------------------------------------------------------------------------------------------
Benefits earned during the year                    $  4,632       $  3,786       $  3,408
Interest cost on projected benefit
  obligations                                        10,462         10,507          9,703
Actual return on plan assets                         (1,179)       (18,103)       (10,700)
Net amortization and deferral                       (13,647)         2,857         (3,811)
                                                   ---------      ---------      ---------
Defined benefit plan expense (credit)                   268           (953)        (1,400)
Supplemental retirement plan expense                  2,040          1,814          1,923
Multi-employer plans expense                            593            623            622
                                                   ---------      ---------      ---------
    Total expense                                  $  2,901       $  1,484       $  1,145
==========================================================================================

The non-contributory defined benefit retirement plan's status was as follows:

                                                               December 25,   December 26,
(In thousands)                                                     1994           1993
------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                          $109,642       $113,896
  Non-vested                                                         4,092          4,379
                                                                  ---------      ---------
    Total accumulated benefit obligations                         $113,734       $118,275
------------------------------------------------------------------------------------------
Plan assets at fair value                                         $144,012       $154,555
Projected benefit obligations                                      137,504        145,623
                                                                  ---------      ---------
Plan assets in excess of projected
  benefit obligations                                                6,508          8,932
Unrecognized net gain                                              (18,203)       (20,047)
Unrecognized prior service costs                                     6,420          6,702
Unrecognized net asset from transition                              (6,073)        (7,085)
                                                                  ---------      ---------
Net pension liability                                             $(11,348)      $(11,498)
==========================================================================================

Assumptions used in determining the funded status of the non-contributory defined benefit retirement plan are as follows:

                                                      1994        1993        1992
                                                      ----        ----        ----
Discount rate                                         8.00%       7.25%       9.00%
Average rate of increase in compensation levels       5.00%       4.75%       6.50%
Expected long-term rate of return on plan assets     10.00%      10.00%      10.00%

At December 25, 1994, and December 26, 1993, the projected benefit obligation of the supplemental retirement plan totaled $11.4 million and $12 million, of which $11.4 million and $10.4 million in 1994 and 1993, respectively, was included as a liability in the accompanying balance sheet.

The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of employee contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $3.7 million, $3.5 million and $3.4 million in 1994, 1993 and 1992, respectively.

Note 9:  Postretirement Benefits
--------------------------------------------------------------------------------

The Company provides certain health and life insurance benefits for retired employees. Substantially all of the Company's full-time employees hired before 1992 may become eligible for all or a portion of those benefits if they retire after age 55 with at least ten years of service. Employees hired after 1991 are not eligible for Company paid health care and life insurance benefits at retirement. The postretirement health care plan for participants hired before 1992 and retiring after December 31, 1991, is contributory and contains cost-sharing features. The annual health care benefit paid by the Company is fixed and determined by years of service and retirement age and is limited to $4,500 per employee. Company paid life insurance benefits are based on age and compensation, with a maximum insurance coverage limitation of $50,000 for post-1991 retirees. The Company's policy is to fund postretirement benefits as claims and premiums are paid.

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

The following table sets forth components of the accumulated postretirement benefit obligation included in the accompanying balance sheet at December 25, 1994, and December 26, 1993:

                                                     Medical              Life Insurance
(In thousands)                                        Plans                   Plans
------------------------------------------------------------------------------------------
                                                1994        1993        1994        1993
                                                ----        ----        ----        ----

Retirees                                     $ 13,425    $ 12,589     $ 5,780     $ 5,860
Fully eligible plan participants                  179         158         179         142
Other active plan participants                  4,828       5,510       1,496       1,688
                                             ---------   ---------    --------    --------
Accumulated postretirement benefit
  obligation                                   18,432      18,257       7,455       7,690
Unrecognized accumulated net gain (loss)       (1,757)     (1,478)        340        (524)
                                             ---------   ---------    --------    --------
Accrued postretirement benefit cost          $ 16,675    $ 16,779     $ 7,795     $ 7,166
==========================================================================================

Net periodic postretirement benefit cost for 1994, 1993 and 1992 includes the following components:

                                               Medical                 Life Insurance
(In thousands)                                  Plans                       Plans
------------------------------------------------------------------------------------------
                                        1994     1993     1992     1994     1993     1992
                                        ----     ----     ----     ----     ----     ----

Service cost                         $    388  $   333  $   303  $   133  $   133  $   117
Interest cost                           1,410    1,359    1,334      573      573      525
                                     -----------------------------------------------------
Net periodic postretirement
  benefit cost                       $  1,798  $ 1,692  $ 1,637  $   706  $   706  $   642
==========================================================================================

The annual assumed rate of increase in the health care cost trend rate is 11.25% for 1995 (11.75% for 1994), and is assumed to decrease gradually to 6.25% in 2005 and thereafter for pre-65 benefits, and to 5.25% in 2007 and thereafter for post-65 benefits. Increasing the health care cost trend rate assumption by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 25, 1994, and December 26, 1993, by approximately $1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 and 1993 by approximately $.1 million.

The discount rate used to determine the accumulated postretirement benefit obligation was 8% and 7.25% for 1994 and 1993, respectively. The average rate of increase in compensation levels used to determine life insurance benefits was 5% and 4.75% for 1994 and 1993, respectively.

Note 10:  Other
--------------------------------------------------------------------------------

Interest
--------
In 1994, 1993 and 1992, the Company's interest expense was $16.9 million, $21.3 million and $17.6 million, respectively, which is net of $.8 million, $.3 million and $4.7 million of interest costs capitalized for those years. Interest payments, net of amounts capitalized, made during 1994, 1993 and 1992 were $19.5 million, $23.5 million and $19.6 million, respectively.

Depreciation and amortization
-----------------------------
Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes.

Amortization of the excess of cost of businesses acquired over equity in net assets received and other intangibles was $1,764,000, $1,883,000 and $1,875,000 in 1994, 1993 and 1992, respectively.

Revenue recognition
-------------------
Advertising revenue is recognized when ads are published or aired, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Newsprint revenue is recognized upon shipment of newsprint.

Cash and Cash Equivalents
-------------------------
Cash and cash equivalents include highly liquid investments with original maturities of three months or less and the carrying amount approximates fair value.

Accrued expenses and other liabilities
--------------------------------------

Accrued expenses and other liabilities consist of the following:

(In thousands)                                                       1994           1993
------------------------------------------------------------------------------------------
Payroll                                                           $ 15,520       $ 14,301
Advances from unconsolidated newsprint affiliate                     6,667          6,667
Unearned revenue                                                     5,555          5,323
Employee medical claims                                              4,320          4,290
Other                                                               29,911         29,979
                                                                  ---------      ---------
  Total                                                           $ 61,973       $ 60,560
==========================================================================================

Lease obligations
-----------------
The Company and its subsidiaries rent certain facilities and equipment under operating leases. These leases extend for varying periods of time up to 10 years and in most cases contain renewal options. Total rental expense amounted to $7.2 million in 1994, $7 million in 1993 and $7.1 million in 1992. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows:

                                                                  Machinery
                                                   Land and          and
(In thousands)                                     Buildings      Equipment        Total
------------------------------------------------------------------------------------------
  1995                                             $  4,539       $  1,234       $  5,773
  1996                                                3,655          1,055          4,710
  1997                                                3,340          1,054          4,394
  1998                                                3,001            258          3,259
  1999                                                2,265            ---          2,265
  Subsequent years                                    3,270            ---          3,270
                                                   ---------      ---------      ---------
    Total minimum required                         $ 20,070       $  3,601       $ 23,671
==========================================================================================

Concentration of credit risk
----------------------------
Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the eastern United States. The Company's trade receivables result primarily from its newspaper, television and newsprint operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Commitments and contingencies
-----------------------------
The Company has outstanding commitments for capital expenditures of $3 million at December 25, 1994. The Company is committed to purchase approximately $34 million of program rights over the next six years which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

The Company entered into a stock redemption agreement in November 1985, which was amended in January 1988, and April 1994, with Mr. D. Tennant Bryan, Chairman of the Executive Committee of the Board of Directors. The amended agreement provides that upon Mr. Bryan's death, his estate has the option to sell and the Company has a separate option to buy the lesser of (a) 15% of the Company's Class A stock owned by Mr. Bryan at his death and (b) a sufficient number of shares of Class A stock to fund estate taxes and certain funeral and administrative expenses. The purchase price for each share redeemed under the amended agreement will equal 90% of the average daily closing price for a share of Class A stock during the 91 days preceding the date that is 30 days after the date of death. If the Company or the estate had exercised an option, respectively, to buy or sell, the maximum cost to the Company of the redemption would have approximated $8 million at December 25, 1994.

Pursuant to the provisions of the Cable Television Consumer and Competition Act of 1992 (the "1992 Cable Act"), the rates charged to subscribers by the Company's Fairfax Cable subsidiary are subject to regulation and review by local franchising authorities and the Federal Communications Commission (FCC). The FCC is currently reviewing certain of the rates charged to subscribers. The Company believes that it has complied with all provisions of the 1992 Cable Act, including its rate setting provisions. However, since the Company's rates for regulated services are subject to review, the Company may be subject to a refund liability if its rates are successfully challenged.

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


January 24, 1995


J. Stewart Bryan III                         Marshall N. Morton
Chairman, President and                      Senior Vice President and
Chief Executive Officer                      Chief Financial Officer

--------------------------------------------------------------------------------

                         Report of Independent Auditors

                    The Board of Directors and Stockholders,
                              Media General, Inc.


We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 25, 1994, and December 26, 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 25, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 25, 1994, and December 26, 1993, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 25, 1994, in conformity with generally accepted accounting principles.

In 1992, the Company adopted new methods of accounting for income taxes and postretirement benefits other than pensions to comply with the accounting provisions of Statement of Financial Accounting Standards Nos. 109 and 106, respectively. See Notes 6 and 9 to the accompanying consolidated financial statements.


                                                       Ernst & Young LLP
January 24, 1995
Richmond, Virginia

                              MEDIA GENERAL, INC.
                    FINANCIAL REVIEW AND MANAGEMENT ANALYSIS

     This discussion, which addresses the principal factors affecting the Company's operations during the past three years, should be read in conjunction with the Company's financial statements, the Ten-Year Financial Summary and discussions of operations for the Company's major operating segments which appear elsewhere in this report.

     During 1994, the Company completed two significant transactions related to unconsolidated affiliates and announced plans for another, which was completed in early 1995. On May 20, 1994, the Company sold its investment in Garden State Newspapers, Inc. (GSN), for cash of $63 million and preferred stock of Denver Newspapers, Inc., with a fair value of $34 million. This disposition ended the Company's nine-year ownership position in GSN. On September 28, 1994, the Company acquired 40% of the common stock of Denver Newspapers, Inc. (DNI), through the exercise, for $40,000, of a warrant held since 1987. Beginning with the fourth quarter of 1994, the Company began recognizing in its earnings 40% of DNI's net income applicable to common stockholders. Finally, in October the Company announced an agreement with the majority owner of its Mexican newsprint affiliate for the sale of the Company's investment in that affiliate for $3.6 million in early 1995. The sale was completed in February 1995, concluding the Company's 20-year relationship with that venture. Additional information regarding each of these transactions is included in the appropriate areas of this review and analysis, as well as elsewhere in this report.

                             RESULTS OF OPERATIONS
REVENUES

1994 Compared to 1993

     Consolidated revenues for 1994 rose 4.2% to $626.2 million from $600.8 million in 1993. Led by its Newspaper operations, all of the Company's significant business segments contributed to the revenue growth.

Newspaper Segment revenues for 1994 of $324.4 million were up 5.6% from $307.1 million in 1993. Within the three daily newspapers which comprise the Company's metropolitan newspaper group, advertising revenues increased 6%, reflecting the combined effects of a 3.2% average rate increase and a 2.7% increase in advertising inches. Classified advertising was the primary contributor to the overall revenue growth paced, as in the previous year, by the automotive and employment categories. Retail advertising revenues reflected a small increase in 1994, reversing three consecutive years of declines. The turnaround was primarily the result of some stabilization in the department store category and increased rates. Circulation revenues rose 3.3% in 1994, the result of a 4.3% average rate increase which more than offset a slight combined decrease in circulation volume. In August 1994, the Company launched its entry into electronic publishing with The Tampa Tribune's introduction of Tampa Bay Online
(TBO). In conjunction with Prodigy Services, and with Doppler radar weather pictures and news support from the Company's WFLA-TV station, TBO is the first interactive, local news and entertainment service in the Tampa Bay area, and currently serves nearly 6,000 subscribers. In mid-1995, the Company's Richmond Times-Dispatch, again in partnership with Prodigy Services, and with distribution support from the Company's Fairfax Cable system, plans the introduction of a similar service named Gateway Virginia. These types of ventures, although initially small in terms of revenue contribution, represent a logical extension of the Company's in-place news gathering capabilities, and the Company will continue to explore additional projects to expand its revenue base.

     Television Segment revenues increased to $185.7 million in 1994, up 3.5% from $179.5 million in 1993. All three of the Company's broadcast television stations generated revenue growth in 1994, led by WFLA-TV, the Company's flagship station in Tampa, Florida. On a combined basis, television station revenues rose $8.3 million (15.3%) in 1994 on strength in the local, national and political advertising categories. Local and national benefited from strong automotive and electronics advertising during the year, while national and state elections fueled the growth in political advertising revenues. In December, three of the Tampa market's four major broadcast television stations changed their network affiliations. In that market only WFLA-TV, the Company's NBC affiliate, retained its historical network affiliation. As anticipated, the early impact of those affiliation changes on WFLA-TV's viewership has been very positive; the challenge will be to retain these new viewers over the longer term.

Revenues of the Company's cable television operations declined 1.6% in 1994 due, in large measure, to the impact of the Cable Television Consumer Protection Act of 1992 (Cable Act) on the Company's Fairfax County, Virginia, cable system (Fairfax Cable). Despite a 3.9% increase in the number of subscribers during the year, to 214,300 at December 25, 1994, average revenue per subscriber (excluding pay-per-view) declined 7% in 1994. The decrease in average revenue per subscriber reflects a decline in the percentage of subscribers taking expanded cable service. To a significant degree, this is attributable to Cable Act provisions which now enable subscribers who take basic cable service to subscribe directly to premium channels. Also, Fairfax Cable's overall rates for its regulated services were essentially frozen during the 23-month period from February 1,1993, through December 31, 1994, again largely the result of the Cable Act. These factors, together with a small 1994 decline in pay-per-view revenues (the result of fewer popular special event and movie offerings during the year), more than offset increased installation revenues from subscriber growth. Unlike its smaller Fredericksburg Cable system, which based its rates for regulated cable services on the Federal Communications Commission's (FCC's) "benchmark" rates, the Company's Fairfax Cable system based its regulated cable service rates on the FCC's "cost-of-service" rules which, subject to certain limitations, allow a cable operator to base its rates on its normal operating expense rather than on an average industry rate. The Company believes it has complied with all applicable provisions of the Cable Act, including its rate setting provisions. However, rates charged for its regulated cable services are subject to review by local franchising authorities and the FCC, and some of the Company's rates are under review by franchisors and under review by or on appeal to the FCC. The Company may be subject to a refund liability and/or rate adjustments if its rates are successfully challenged. In the competitive arena, two telephone companies operating within areas served by the Company's cable operations have obtained rulings from the United States District Court for the Eastern District of Virginia which effectively open the way for them to provide video services. Both have applied to the FCC for authority to provide video services via video dial-tone, and one has been separately granted authority to conduct an "experiment" in which such services will be provided to a limited population. In light of these events, the Company is developing several strategic planning alternatives, including entry into the commercial and residential telephone market, for the future operation of its cable systems. The Company estimates that the capital investment required for it to compete effectively in the telephony market could exceed $200 million over a ten-year period.

    Newsprint Segment revenues increased 2% in 1994, to $102.4 million from $100.4 million in 1993. The increase was attributable to the Company's Garden State Paper newsprint mill, located in Garfield, New Jersey, where a 1.5% (3,400 ton) rise in finished newsprint sold, together with increased outside sales of waste paper (principally corrugated), more than offset the effect of a 1.5% decline in the 1994 average realized selling price per ton of finished newsprint. In general, average newsprint selling prices rose during the course of 1994, beginning the year at $385 per ton as customers worked-off excess inventories built-up in 1993, and rising to $407 per ton in June and $455 per ton in December when discount reductions of 7% and 6% announced in March and September became fully implemented in June and December. On January 1, 1995, a further discount reduction of 7% became effective, and is expected to be fully implemented in March 1995. Although newsprint selling prices rose during the course of the year, the average realized price for all of 1994 declined to $410 per ton from $416 per ton in 1993. However, continued strong demand, driven by increased newspaper advertising linage, should permit additional upward newsprint price flexibility in 1995. The Garden State mill is operating at full capacity, and is sold-out through the end of 1995. Despite the im-

pact of rising newsprint prices on the Company's own newspaper operations, such price increases result in an overall benefit to the Company on a consolidated basis because it sells more newsprint in the marketplace than it consumes internally. Newsprint Segment revenues for 1994 include $2.9 million ($3.5 million in 1993) of option fees from a Mexican newsprint affiliate. As previously mentioned, during the fourth quarter of 1994 the Company revised its agreement with the majority owner of the Mexican newsprint affiliate regarding the sale of the Company's interest in the affiliate. Originally scheduled to occur on October 15, 1994 (the date on which the affiliate's obligation to pay option fees to the Company ceased), the sale instead became effective in February 1995, for $3.6 million plus interest from the originally scheduled sale date. The sale concluded a 20-year relationship with that venture under which the Company introduced to Mexico its process of producing 100% recycled newsprint from old newspapers.


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

      Revenues for the Company's three broadcast TV stations rose $1.5 million (2.9%) in 1993. Local and national advertising revenues increased 8.8% and 4.7%, respectively, during the year, aided in large part by expanded automotive advertising. Together, these increases more than offset the 1993 decline in political advertising revenues, down due to the absence of any significant political campaign activity in the Company's franchise areas. Pursuant to the Cable Act, during 1993, all of the Company's broadcast and cable TV operations successfully negotiated "must carry/retransmission consent" agreements which provide for continued carriage of local broadcast TV station programming on cable TV systems within their respective markets. The combined financial effect of these agreements on the Company was negligible.

      Newsprint Segment revenues increased to $100.4 million in 1993, up 4% from $96.5 million in 1992. The increase was primarily attributable to the Company's Garden

State Paper newsprint mill, located in Garfield, New Jersey, where a 3.8% increase in the 1993 average realized selling price per ton of newsprint more than offset a .9% (1,900 ton) decline in tons sold. Average newsprint selling prices moved through a broad range throughout 1993, beginning the year at an average of $414 per ton, rising to a high of $430 per ton during the second quarter on the combined effect of announced selling price discount reductions and increased demand by newspaper customers in anticipation of a Canadian newsprint strike, and falling to $397 per ton by December, when the anticipated Canadian shortage did not occur and customers worked-down their inventory levels. Despite the year-end low in realized prices, the average realized price for 1993 improved to $416 per ton from $400 per ton in 1992. In addition to those of its wholly owned newsprint operations, Newsprint Segment revenues for 1993 included $3.5 million ($3.3 million in 1992) of option fees received from the Company's Mexican newsprint affiliate.

OPERATING COSTS

1994 Compared to 1993
    Total operating costs in 1994 of $560 million rose $19.5 million (3.6%) from $540.5 million in 1993. The following discussion focuses on the direct operating costs of each of the Company's significant business segments, excluding consolidated depreciation and amortization expense which is addressed separately.

    Operating costs for the Newspaper Segment rose $4 million (1.6%) in 1994 from the comparable 1993 amount. Virtually all of the increase was attributable to employee compensation and benefit costs which rose $4 million (3.2%) in the year. Other increases of $.5 million (3.6%) in circulation promotion incentives and $.4 million (10.7%) in repairs and maintenance costs, together with lesser increases in production supplies, advertising, utilities and other cost categories, were offset by reductions in insurance costs, down $1.8 million principally as a result of reduced workers' compensation costs, bad debt expense, down $.7 million (28.1 %) as a result of improved collection experience and receivables aging, and newsprint expense, down $.3 million as a result of a 3% average price decline partially offset by a 2.4% increase in tons consumed. Although the full-year average cost per ton of newsprint declined in 1994 from the year-ago period, the cost of newsprint that will be consumed by the Company's newspapers in 1995 is expected to rise significantly (perhaps 35% or more) as a result of newsprint price increases.

      Television Segment operating costs increased $6.7 million (6%) in 1994 over 1993. Of the total increase, $4.7 million (representing a 6.2% rise from 1993) occurred at the Company's cable TV operations and $2 million (representing a 5.7% increase above 1993 costs) occurred at its broadcast TV stations. Total employee compensation and benefit costs for the Segment increased $1.9 million (4.3%) reflecting compensation increases. Maintenance and repair costs increased $1.2 million (30.1%) during the year, virtually all of which was attributable to increased line maintenance and converter repair costs at the Company's cable TV operations. Overall programming costs rose $1.1 million (3.9%), principally the result of the addition of new cable programming together with a rise in programming rates and increases in the number of cable subscribers. Together with other increases in operating costs, including increased legal expenses associated primarily with cable reregulation and related compliance matters, these increases more than offset reduced insurance expense reflecting decreased worker's compensation costs.

Newsprint Segment operating costs rose $7.2 million (8.4%) in 1994 from the comparable 1993 amount. Approximately $3.3 million of the increase was directly attributable to the rise in the cost of this Segment's principal raw material, recovered newspapers (ONP). During 1994, increased domestic and foreign market demand for ONP resulted in dramatic price rises which, for the Company's newsprint operations, had the effect of increasing the average monthly cost per ton of ONP from $44 in January to $70 in December. For the full year the average annual cost per ton of ONP rose by nearly 22%, to $52 in 1994. In addition, employee compensation and benefit costs rose $.7 million (3%), and energy costs increased a similar $.7 million (3%) on both fuel price and consumption increases. Together, these and other operating cost increases more than offset the effect of declines in insurance expense (principally worker's compensation).

     Consolidated depreciation and amortization expense declined $1.4 million (2.5%), to $55.5 million in 1994. Declines occurred in each of the Company's principal business segments and were attributable to certain newspaper press, broadcast and other equipment becoming fully depreciated. The broad-based declines in depreciation expense more than offset $1 million of depreciation related to the new Winston-Salem Journal production facility which was completed and placed in service in July and became fully operational in September 1994.

1993 Compared to 1992
     Total 1993 operating costs of $540.5 million increased $5.5 million (1%) from the previous year. The following discussion focuses on the direct operating costs of each of the Company's significant business segments, excluding consolidated depreciation and amortization expense which is addressed separately.

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

     Operating costs for the Television Segment rose $1.2 million (1.1 %) in 1993 over 1992. While 1993 costs at the Company's three broadcast TV stations declined by $1.1 million (3.1%), operating costs for the Company's cable TV operations, including its cable advertising interconnect, rose by $2.3 million, or 3.1 %. For the Segment as a whole, employee compensation and benefit costs rose $2 million (4.8%), reflecting normal compensation increases as well as moderate growth in the employee complement at the Company's cable advertising interconnect due to expanded operations. In addition, franchise fees, insurance, and repairs and maintenance costs increased $.4 million, $.4 million and $.2 million, respectively, in 1993, principally the result of the expanded subscriber base and support services at the Company's Fairfax Cable system, and $.3 million of new costs were incurred (principally legal and consulting) in connection with the provisions of the Cable Act. Together, these increases were offset somewhat by a $2.1 million decline in overall programming costs, the result of program line-up changes and lower program rates at both the Company's broadcast and cable TV operations.

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

OTHER INCOME (EXPENSE)

      The principal components of other income (expense) are interest on Company indebtedness, investment income or (loss) from the Company's unconsolidated affiliates and, in 1994, the gain on sale of the Company's investment in Garden State Newspapers, Inc. (GSN).

1994 Compared to 1993
     Interest expense decreased 20.3% in 1994, to $16.9 million from $21.3 million in 1993. The decrease was primarily attributable to the significant decline in outstanding debt, which averaged $204 million in 1994 compared to $292 million in 1993. The effect of this 30% decrease in average outstanding debt, together with a comparative increase of $.5 million in the amount of interest capitalized (primarily related to the new Winston-Salem production facility), more than offset the effect of a two percentage point increase in the Company's effective borrowing rate, which rose to 9.2% in 1994 from 7.2% in 1993. The decrease in average debt outstanding was directly attributable to increased cash flow and net income, both of which benefited significantly from the sale of the Company's GSN investment (see following discussion).

     The Company's investment income from unconsolidated affiliates rose to $2.9 million in 1994 from a loss of $1 million in 1993. Two significant events concerning the Company's unconsolidated affiliates occurred in 1994. First, on May 20, 1994, the Company sold its investment in GSN for cash of $63 million and the 9% cumulative preferred stock ($30 million par value) of Denver Newspapers, Inc. (DNI), which had a fair value on that date of $34 million. Second, on September 28, 1994, the Company exercised an option, for $40,000, to purchase 40% of the common stock of DNI, the parent company of The Denver Post. Consequently, during the second quarter of 1994 the Company began to recognize investment income from its DNI preferred stock and, effective with the fourth quarter of 1994, the Company began recognizing in its earnings 40% of DNI's net income applicable to common stockholders.

The increase in investment income from unconsolidated affiliates was wholly attributable to the recognition, beginning in 1994, of income from the Company's investment in the common and preferred stock of DNI, which more than offset the increased year-over-year loss from Southeast Paper Manufacturing Company (SEPCO). Investment income earned on the DNI preferred stock investment, which has an effective yield of 12%, amounted to $2.55 million. Combined with an additional $2.04 million recognized in the fourth quarter of 1994, representing the Company's 40% equity in DNI's earnings applicable to common stockholders, total pretax income from its DNI investment in 1994 approximated $4.6 million. DNI's revenues and net income for the one-quarter period ended December 25, 1994, rose 16.1% and 68.6%, respectively, from the prior comparable period (a period during which the Company had no DNI ownership position), aided by strong retail and classified advertising revenues. Circulation revenue declined 7% from the comparable year-ago period, largely the result of selective, competitive rate reductions which more than offset the effect of daily and Sunday average volume increases of 3.7% and .25%, respectively. DNI's newsprint cost is expected to rise significantly in 1995 as a result of newsprint price increases. For the third consecutive year the Company's SEPCO newsprint affiliate reported a net loss, although a reduction in its fourth quarter loss, to $.8 million from a $2.8 million loss in the comparable 1993 period, reflected significant improvement. As was the case with the Company's wholly owned newsprint operations, the beginning of 1994 at SEPCO was characterized by weak demand and steeply discounted newsprint selling prices. However, demand firmed-up during the year enabling SEPCO to decrease its selling price discounts, with the most recent discount reduction becoming effective in December. For the year, SEPCO's average realized selling price approximated $406 per ton, compared to $407 per ton in 1993, and sales volume increased by 12,900 tons, up 2.8%. The resulting volume-generated revenue increase was insufficient to return SEPCO to profitability in 1994 as increased costs for ONP and other raw materials, together with increased energy and repair and maintenance costs, had an essentially offsetting effect. See Note 3 to the accompanying consolidated financial statements for additional information regarding the Company's investments in unconsolidated affiliates.

1993 Compared to 1992
     Interest expense increased $3.7 million (21.2%) to $21.3 million in 1993 from $17.6 million in 1992. The increase was primarily attributable to a $4.4 million comparative decrease in the amount of interest capitalized, princi-

pally the result of the June 1992 completion of the Richmond Newspapers' production facility. Offsetting this somewhat were the beneficial effects of a $14 million decrease in average debt outstanding during 1993, and a slight drop in the Company's average 1993 borrowing rate.

     The Company's equity in the net loss of unconsolidated affiliates declined to $1 million in 1993 from $4.9 million in 1992. The decline was wholly attributable to the decreased current year loss of the Company's affiliate, Southeast Paper Manufacturing Company (SEPCO). The improvement in SEPCO's performance was primarily the result of the increased average newsprint selling price realized for the year, up 5.3% from 1992, which more than offset a 4,700 ton (1%) reduction in tons sold. SEPCO's realized newsprint selling price, which averaged $398 per ton at the beginning of 1993, rose to $422 per ton in the second quarter. However, for reasons similar to those mentioned previously in connection with Garden State Paper, SEPCO's realized newsprint prices declined to $390 per ton in late 1993, and remained soft in early 1994.

Other income, net, decreased to $.8 million in 1993 from $6.1 million in 1992. The decline was primarily due to comparative year-to-year decreases in fire insurance proceeds recognized (down $2.2 million), adjustments of estimated obligations relating to disposed operations (down $2.1 million) and interest income (down $.9 million).

NET INCOME

1994 Compared to 1993
     Net income for 1994 was $117 million ($4.45 per share) compared to $25.7 million ($0.98 per share) in 1993. Net income for 1994 included a gain of $83.3 million ($3.17 per share) from the sale, in the second quarter of 1994, of the Company's investment in GSN (see Note 3 to the accompanying consolidated financial statements for a further discussion of the GSN sale). Excluding the GSN gain, 1994 net income was $33.7 million ($1.28 per share), up 31.3% from net income of $25.7 million in 1993.

     The following discussion focuses on the pretax operating income of each of the Company's significant business segments, and on income taxes.

      Operating income for the Newspaper Segment rose 60.9% in 1994, to $31.5 million from $19.6 million in 1993. All three of the Company's metropolitan newspapers contributed to the improvement, led by The Tampa Tribune where operating income rose 84% from the prior year. On a combined basis, newspaper advertising and circulation revenues increased 6% and 3.3%, respectively, the effect of which more than offset a 1.4% increase in operating costs, which included approximately $1 million of increased 1994 depreciation expense related to the new Winston-Salem production facility.

      Television Segment operating income declined 2.4% in 1994, to $34.3 million from $35.2 million in 1993. Within the Segment, combined operating income of the Company's three broadcast TV stations, paced by WFLA-TV in Tampa, rose $6.4 million. The improvement resulted primarily from a combined revenue increase of 15.3% on strong local, national and political advertising growth. Broadcast TV operating expenses increased 4.4% in the year. The operating income growth attributable to the Company's broadcast TV stations was more than offset by a decline in profitability at the Company's cable TV operations. The combined effects of the Cable Act, including a 23-month rate freeze (since February 1, 1993) at the Company's Fairfax Cable system, together with increases in programming and other direct costs which could not be recouped through regulated rates, resulted in reduced gross margins and a $7.2 million decline in combined cable TV operating income. On January 1, 1995, Fairfax Cable implemented its first rate adjustment allowable under the Cable Act, increasing its basic and program service tier rates by approximately 2.1% and 4.5%, respectively. The new rates should result in improved cable profitability in 1995, albeit only modestly.

      Newsprint Segment operating income declined to $.5 million in 1994 from $5.7 million in 1993. The decrease was primarily attributable to the results of the Company's Garden State Paper newsprint mill and, to a lesser extent, to the 1994 reduction in option fee income from the Company's Mexican newsprint affiliate. At Garden State, the decline was principally attributable to a 7.4% increase in operating expenses, largely the result of the increased cost of its primary raw material, ONP, the effect of which more than offset a 2%

increase in revenues. Additionally, the scheduled termination, in October 1994, of option fees from the Company's Mexican newsprint affiliate, which resulted in a $.6 million decrease in 1994 option fee income (to $2.9 million from $3.5 million in 1993), was also a contributing factor to the decline in operating income. As previously mentioned, the Company sold its investment in its Mexican newsprint affiliate in February 1995.

     Income tax expense for 1994 increased $12.8 million (97.2%), to $26 million in the current year compared to $13.2 million in 1993. The increase was attributable to two factors: the $91.5 million (pretax) gain on the sale of the Company's investment in GSN which resulted in $8.2 million of income tax expense and the improved operating income for the year. Excluding the effect of the GSN sale, 1994 pretax income approximated $51.4 million and associated income tax expense was $17.7 million, resulting in a 1994 effective income tax rate of 34.4%. This compares with 1993 pretax income of $38.9 million, associated income tax expense of $13.2 million, and a 1993 effective tax rate of 33.9%. The slight rise in the 1994 effective tax rate resulted principally from a decrease in the favorable tax effect of certain insurance programs. See Note 6 to the accompanying consolidated financial statements for additional information regarding income taxes.

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

     Following is a discussion and comparison of pretax operating income for each significant business segment.

     Newspaper Segment operating income rose 19.7% in 1993, to $19.6 million from $16.4 million in 1992. The increase resulted from combined growth in both advertising and circulation revenues, up 1.8% and 5.4%, respectively, the effect of which was only slightly offset by a moderate (1.4%) increase in operating costs. A decline in 1993 operating income of the Company's Winston-Salem newspaper was more than offset by improved results of the Company's other metropolitan daily newspapers in Tampa and Richmond, aided largely, in the case of The Tampa Tribune, by circulation cost reductions.

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

      Operating income for the Newsprint Segment increased to $5.7 million in 1993 from $1.3 million in the prior year. The increase was primarily attributable to the performance of the Company's Garden State newsprint mill, where the average newsprint price realized during the year increased by $16 per ton (to $416 per ton in 1993 from $400 per ton in 1992), and where operating costs declined 1%, principally the result of significantly reduced waste treatment expense. Newsprint prices dropped to their lowest level of the 1993 year (to $397 per ton) in December.

    Income tax expense for 1993 increased $5.2 million (65.7%) from the prior year, principally the result of the $12.6 million (48%) rise in pretax income. Income taxes in 1993 include $2.3 million of additional tax expense related to the cumulative effect of the corporate tax rate increase (from 34% to 35%) imposed by the Omnibus Budget Reconciliation Act of 1993, which was signed into law on August 10, 1993. Approximately $2.1 million of the additional tax ex-

pense resulted from the application of the increased tax rate to existing deferred tax liabilities in accordance with the provisions of SFAS No. 109, "Accounting For Income Taxes," which was adopted by the Company in 1992. The impact of the tax rate increase was substantially offset by the effects of resolving various tax examinations. The increase in the Company's effective tax rate, to 33.9% in 1993 from 30.3% in 1992 (excluding the effects of the postretirement benefit and income tax accounting changes adopted in that year), resulted principally from the newly enacted corporate tax rate increase and from a comparative decrease in the favorable tax effect of certain insurance programs, net of the effects of resolving various tax examinations.

                        LIQUIDITY AND CAPITAL RESOURCES
     Funds generated by operating activities during 1994 rose $17.7 million (20.7%), to $102.8 million. The rise was attributable to increased net income and to the reduced level of funds applied to accounts payable and other current liabilities. Together, these more than offset the effect of comparative increases in accounts receivable and inventories which rose in 1994 as a result of increased sales and production demands. The $102.8 million of funds generated by operating activities in 1994, along with $57.5 million of net cash proceeds from the sale of GSN and a combined $6.2 million from other sources, were used to curtail $89.3 million of long-term debt, and to fund capital expenditures and dividends to stockholders of $56.9 million and $11.6 million, respectively. The remaining excess funds ($9 million) were invested in short-term cash equivalent securities at December 25, 1994. These funds, together with funds generated by operations during the first-half of 1995 and, to the extent necessary, long-term borrowings under an existing credit facility, will be used to curtail $43.8 million of 9.27% notes due in July 1995. Capital expenditures of $56.9 million made during 1994 included approximately $30 million for the new Winston-Salem Journal production facility (completed in July 1994, at a total cost of approximately $44 million) and approximately $11 million for the continued growth and expansion of the Fairfax Cable system.

    During 1994, the Company applied excess cash generated from operations and other sources, including the majority of the cash proceeds from the sale of GSN, toward the reduction of debt. As a consequence, total debt outstanding declined to $172.5 million at December 25, 1994, a reduction of $89.3 million from the year-ago level of $261.8 million. Although capital expenditures are expected to increase during 1995 to approximately $80 million from the 1994 level of $56.9 million, barring unexpected funds requirements the Company anticipates that it will be able to reduce its debt level further in 1995. At December 25, 1994, the Company had available unused credit lines of $180 million under a five-year revolving credit facility with six banks. To ensure continued flexibility should unexpected needs arise, including growth opportunities through internal expansion or by acquisition, the Company also entered into a three-year agreement in early 1995 with an insurance company which makes available to the Company the opportunity to borrow up to $150 million under senior notes at prevailing interest rates.

                                OUTLOOK FOR 1995
      The Company enters 1995 on a positive note. The economy continues to be strong and the Company's newspaper and broadcast television units are performing well. All indications are that a strong recovery now underway in newsprint selling prices will more than offset the adverse effect of such price increases on the Company's newspapers. While cable television's earnings growth will continue to be restrained by regulatory dictates, the Company remains confident that its cable operations are poised to resume positive growth and improved profit margins. Overall, the Company looks to continued growth and profitability in 1995.

Media General, Inc.
Quarterly Review
(In thousands, except per share amounts)

                                   First          Second           Third          Fourth
                                  Quarter         Quarter         Quarter         Quarter
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
1994
Revenues                     $    149,390    $    154,608    $    155,192    $    167,057
Operating income                   12,439          18,452          15,632          19,728
Net income                          3,949          92,889           8,022          12,149
Net income per share                 0.15            3.54            0.30            0.46
------------------------------------------------------------------------------------------
Shares traded                       1,481           1,073           1,051           1,554
Stock price range            $24.88-29.38    $21.75-28.50    $25.63-29.88    $27.50-29.88
Quarterly dividend paid      $       0.11    $       0.11    $       0.11    $       0.11
------------------------------------------------------------------------------------------

1993
Revenues                     $    144,190    $    152,583    $    147,527    $    156,524
Operating income                    9,853          16,299          12,611          21,540
Net income                          3,409           8,144           5,095           9,060
Net income per share                 0.13            0.31            0.20            0.34
------------------------------------------------------------------------------------------
Shares traded                       1,298           1,096           2,148           2,728
Stock price range            $16.88-21.38    $18.50-22.00    $20.63-25.25    $24.88-30.63
Quarterly dividend paid      $       0.11    $       0.11    $       0.11    $       0.11
------------------------------------------------------------------------------------------

    *     Media General, Inc., Class A common stock is listed on the American
      Stock Exchange under the symbol MEG.A. The approximate number of equity security holders of record at December 25, 1994, was: Class A common -
      2,672, Class B common - 18.
    * Second quarter 1994 includes a gain of $91.5 million ($83.3 million after-tax; $3.17 per share) related to the sale of the Company's investment in Garden State Newspapers, Inc., in May 1994, for $63 million in cash and Denver Newspapers, Inc., preferred stock valued at $34 million.
    * First quarter 1993 includes $.8 million ($.4 million after-tax; $0.02 per share) of insurance proceeds related to a 1992 fire at the Company's
      Garden State Paper newsprint mill in Garfield, N.J.
    * Second quarter 1993 includes nonoperating income of $.6 million ($.4 million after-tax; $0.01 per share) resulting principally from the termination of obligations previously established upon the disposition of certain operations.
    * Third quarter 1993 includes a charge of $2.3 million ($0.09 per share) to income tax expense for the effect of the increase in the federal income tax rate from 34% to 35%. This adjustment was substantially offset by the effects of resolving various tax examinations.

Media General, Inc.
Operating Information
(Dollar amounts in thousands)

Media General Metropolitan Newspapers
-------------------------------------

                          Richmond (a)                           Tampa                           Winston-Salem
                 ------------------------------      ------------------------------       ----------------------------
                  1994        1993        1992        1994        1993        1992        1994        1993        1992
------------------------------------------------------------------------------------------------------------------------
Average
 Circulation
  Daily          212,189     212,805     228,272     265,616     269,496     289,091      90,275      91,513      91,515
  Sunday         254,971     253,537     254,636     361,147     364,864     377,249     102,975     105,380     107,417
------------------------------------------------------------------------------------------------------------------------
ROP full run
 (inches)
  Retail         769,510     781,884     904,090     728,972     662,952     729,879     665,894     719,606     767,869
  General         62,546      58,637      73,533      91,698      74,606      81,212      45,472      34,916      29,841
  Classified     718,612     684,856     774,626     934,831     840,680     827,537     827,202     754,332     734,715
              ----------------------------------------------------------------------------------------------------------
   Total       1,550,668   1,525,377   1,752,249   1,755,501   1,578,238   1,638,628   1,538,568   1,508,854   1,532,425

ROP part run
 (inches)        197,362     202,610     241,638   3,813,876   4,500,283   4,963,129      88,159     131,099     138,668
 Preprints
 (inches)
  Full run       668,685     693,560     819,130     852,831     846,584     708,385     396,385     359,909     358,102
  Part run       192,050     139,017     129,971     962,442     999,444   1,120,102     708,180     674,860     600,194
              ----------------------------------------------------------------------------------------------------------
   Total         860,735     832,577     949,101   1,815,273   1,846,028   1,828,487   1,104,565   1,034,769     958,296
------------------------------------------------------------------------------------------------------------------------
Advertising
 Revenue
  Retail      $   41,832  $   41,566  $   42,089  $   61,281  $   60,632  $   62,105  $   17,775  $   17,446  $   17,913
  General          6,193       6,167       6,036      11,991      11,184      11,265       2,318       1,970       1,777
  Classified      32,221      29,967      27,605      52,401      45,205      42,308      12,266      10,527      10,056
  Other            4,250       4,052       3,458       4,016       4,006       3,807       1,328       1,165       1,379
              ----------------------------------------------------------------------------------------------------------
   Total      $   84,496  $   81,752  $   79,188  $  129,689  $  121,027  $  119,485  $   33,687  $   31,108  $   31,125
------------------------------------------------------------------------------------------------------------------------
Circulation
 Revenue      $   27,230  $   26,038  $   23,423  $   24,184  $   23,436  $   23,736  $    7,495  $    7,562  $    6,948
------------------------------------------------------------------------------------------------------------------------
Population       733,200     721,700     712,600     875,300     871,500     866,700     276,000     273,000     270,700
Households       288,700     283,000     278,500     342,800     340,500     338,000     112,500     110,900     109,600
Retail Sales  $7,575,185  $6,853,367  $5,845,873  $7,347,861  $6,806,996  $6,602,012  $2,291,496  $2,700,871  $2,457,880
------------------------------------------------------------------------------------------------------------------------
(a)Data for the first five months of 1992 includes figures for The Richmond News Leader which was merged into the Richmond Times-
Dispatch on June 1, 1992.

Media General Broadcast Television Group
----------------------------------------
(Dollar amounts in thousands)
                                                    1994           1993            1992
                                                 ----------     ----------      ----------
WFLA (NBC) - Tampa, Fla. (a)
  Market Gross Time Sales (b)                    $  201,477     $  169,348      $  163,752
  Population                                      3,177,000      3,173,000       3,150,000
  Homes with TV                                   1,390,370      1,384,150       1,374,300
  Market Rank                                            15             15              14
  Audience % Share*                                      17             18              17
  Station Rank*                                           2              2               2

WJKS (ABC) - Jacksonville, Fla. (a)
  Market Gross Time Sales (b)                    $   73,754     $   65,296      $   57,000
  Population                                      1,241,000      1,227,000       1,223,300
  Homes with TV                                     487,890        484,220         471,500
  Market Rank                                            55             54              55
  Audience % Share*                                      12             12              12
  Station Rank*                                           3              3               3

WCBD (ABC) - Charleston, S.C. (a)
  Market Gross Time Sales (b)                    $   30,707     $   26,968      $   26,000
  Population                                        628,000        618,000         607,000
  Homes with TV                                     233,720        229,740         225,180
  Market Rank                                           105            105             106
  Audience % Share*                                      18             22              20
  Station Rank*                                           3              2               2

(a)  Source:  November Nielsen Rating Books
(b)  Includes gross local, national
      and political time sales only

*  Sign On To Sign Off.

Media General Cable of Fairfax
------------------------------
(Dollar amounts in thousands except
  per home and subscriber amounts)
                                                     1994           1993            1992
                                                   --------        -------        --------
Population, Fairfax County                          881,247        867,442         856,200
Subscribers                                         214,259        206,228         201,789
Homes passed                                        311,506        304,936         298,785
Penetration %                                          68.8           67.6            67.5
Pay to basic ratio                                     1.55            .89             .94
Cumulative miles of cable installed                   4,008          3,939           3,862
Revenue                                          $  112,194     $  115,315      $  108,898
Monthly revenue per home passed (in dollars)          28.65          30.39           29.47
Monthly average revenue
  per subscriber (in dollars)                         42.50          45.15           44.18
Capital expenditures                                 15,310         12,658          12,313

Media General, Inc.           Ten-Year Financial Summary
(In thousands, except per share amounts)
Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.
                                               1994        1993        1992        1991
------------------------------------------------------------------------------------------
Summary of Operations
  Operating revenues:
    Newspaper                                $324,366    $307,058    $299,038    $299,173
    Television (d)                            185,748     179,477     169,946     159,596
    Newsprint (d)                             102,411     100,371      96,540     116,717
    Auxiliary                                  13,722      13,918      12,135      10,414
                                             ---------   ---------   ---------   ---------
      Total operating revenues               $626,247    $600,824    $577,659    $585,900
------------------------------------------------------------------------------------------
  Operating income (a)(d)                    $ 66,251    $ 60,303    $ 42,613    $ 36,341
    Interest expense                          (16,948)    (21,274)    (17,559)    (16,056)
    Investment income (loss) -
      unconsolidated affiliates                 2,935        (990)     (4,926)    (75,640)
    Gain on sale of Garden State
      Newspapers investment                    91,520         ---         ---         ---
    Other, net                                   (789)        835       6,131       2,659
                                             ---------   ---------   ---------   ---------
  Income (loss) before income taxes
    and cumulative effect of changes
      in accounting principles                142,969      38,874      26,259     (52,696)
  Income taxes                                (25,960)    (13,166)     (7,946)     (9,395)
  Cumulative effect of changes in
    accounting principles (b)                     ---         ---         687         ---
                                             ---------   ---------   ---------   ---------
  Net income (loss)                          $117,009    $ 25,708    $ 19,000    $(62,091)
==========================================================================================
Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles      $   4.45    $   0.98    $   0.70    $  (2.39)
  Cumulative effect of changes in
    accounting principles                         ---         ---        0.03         ---
------------------------------------------------------------------------------------------
  Net income (loss)                              4.45        0.98        0.73       (2.39)
  Cash dividends                                 0.44        0.44        0.44        0.44
  Common stock price
    High                                        29.88       30.63       22.63       22.88
    Low                                         21.75       16.88       14.50       16.63
  Stockholders' equity                          12.68        8.59        8.04        7.74
==========================================================================================
Other Financial Data:
  Total assets                               $787,165    $745,242    $787,425    $762,311
  Working capital                              14,833       9,551       9,657       3,668
  Capital expenditures                         56,919      32,837      92,319     115,383
  Total debt                                  172,500     261,756     320,506     277,202
  Stockholders' equity                        333,363     225,434     209,941     201,868
  Total debt/total capital ratio                 34.1%       53.7%       60.4%       57.9%
  Shares outstanding at fiscal
    year-end                                   26,296      26,252      26,099      26,071
==========================================================================================

(a)   Operating income includes the following pretax special charges:  1991-$11.3 million for an early retirement program and newspaper merger costs; 1989-$10.3 million for the write-off of unrecovered costs related to a lawsuit against William
      B. Tanner and others; 1988-$66.3 million primarily related to the Company's discontinuance of Broadcast Services operations; 1986-$30.8 million related to the write-off of certain newspaper, broadcast television and other assets.
(b)   See notes 6 and 9 for information regarding changes in accounting principles.
(c)   Per share data is restated for 1987 and 1986 stock splits.
(d)   In December 1988, the Company discontinued its Broadcast Services operations and sold its media placement division, and agreed to dispose of its West Coast newsprint mill and related operations.  Television segment information includes revenues of the disposed broadcast operation totaling $62.4 million and operating losses totaling $59.3 million for the year ended December 31, 1988.  Newsprint segment information includes revenues of the disposed newsprint operations totaling $74.3 million and operating profits totaling $14.8 million for the year ended December 31, 1988.

Media General, Inc.           Ten-Year Financial Summary - Continued
(In thousands, except per share amounts)

                                               1990        1989        1988        1987        1986        1985
------------------------------------------------------------------------------------------------------------------
Summary of Operations
  Operating revenues:
    Newspaper                                $302,010    $298,138    $298,915    $285,767    $264,136    $251,636
    Television (d)                            153,427     139,399     198,201     193,544     167,062     128,710
    Newsprint (d)                             132,915     131,310     216,142     194,026     164,621     161,206
    Auxiliary                                  25,315      26,285      25,613      29,811      30,054      30,496
                                             ---------   ---------   ---------   ---------   ---------   ---------
      Total operating revenues               $613,667    $595,132    $738,871    $703,148    $625,873    $572,048
------------------------------------------------------------------------------------------------------------------
  Operating income (a)(d)                    $ 63,825    $ 44,139    $ 15,412    $ 77,638    $ 28,959    $ 55,036
    Interest expense                          (19,831)    (25,385)    (18,089)    (15,780)    (13,026)    (11,424)
    Investment income (loss) -
      unconsolidated affiliates                (1,303)     10,562      16,507      11,898       8,339       6,404
    Gain on sale of Garden State
      Newspapers investment                       ---         ---         ---         ---         ---         ---
    Other, net                                    814         684         369         265         415         108
                                             ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before income taxes
    and cumulative effect of changes
      in accounting principles                 43,505      30,000      14,199      74,021      24,687      50,124
  Income taxes                                (18,025)     (9,280)     (5,380)    (31,100)     (7,580)    (17,300)
  Cumulative effect of changes in
    accounting principles (b)                     ---         ---         ---         ---         ---         ---
                                             ---------   ---------   ---------   ---------   ---------   ---------
  Net income (loss)                          $ 25,480    $ 20,720    $  8,819    $ 42,921    $ 17,107    $ 32,824
==================================================================================================================
Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles      $   0.98    $   0.80    $   0.31    $   1.50    $   0.60    $   1.15
  Cumulative effect of changes in
    accounting principles                         ---         ---         ---         ---         ---         ---
------------------------------------------------------------------------------------------------------------------
  Net income (loss)                              0.98        0.80        0.31        1.50        0.60        1.15
  Cash dividends                                 0.44        0.42        0.39        0.34        0.30        0.29
  Common stock price
    High                                        31.63       40.00       49.00       48.25       24.69       21.63
    Low                                         15.38       30.38       33.75       21.31       18.00       15.88
  Stockholders' equity                          10.58       10.02        9.80       12.34       11.15       10.17
==================================================================================================================
Other Financial Data:
  Total assets                               $775,944    $782,657    $852,764    $823,094    $740,485    $688,092
  Working capital                              21,333      62,210      55,488      60,439      52,459      64,342
  Capital expenditures                         73,686      69,117      77,717      80,593     100,314      90,621
  Total debt                                  234,565     275,928     274,985     234,348     203,711     183,074
  Stockholders' equity                        273,818     258,637     252,419     348,431     314,459     305,351
  Total debt/total capital ratio                 46.1%       51.6%       52.1%       40.2%       39.3%       37.5%
  Shares outstanding at fiscal
    year-end                                   25,874      25,806      25,751      28,233      14,101       7,509
==================================================================================================================
                                             53