Form 10-K405, Exhibit 13
period 1995-12-31
MEDIA GENERAL INC
filed 1996-03-28
CIK 216539









Media General, Inc., CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
                                                            Fiscal Years Ended
                                                December 31,   December 25,   December 26,
                                                    1995           1994           1993
                                                 (53 Weeks)
------------------------------------------------------------------------------------------
Revenues                                           $707,766       $626,247       $600,824

Operating costs:
  Production costs                                  391,940        332,557        321,422
  Selling, distribution and
    administrative                                  182,243        171,989        162,252
  Depreciation and amortization                      60,590         55,450         56,847
------------------------------------------------------------------------------------------
    Total operating costs                           634,773        559,996        540,521
------------------------------------------------------------------------------------------
Operating income                                     72,993         66,251         60,303
------------------------------------------------------------------------------------------
Other income (expense):

  Gain on sale of Garden State Newspapers
    investment                                          ---         91,520            ---

  Interest expense                                  (15,522)       (16,948)       (21,274)
  Investment income (loss) -
    unconsolidated affiliates:
      Southeast Paper Manufacturing Co.              12,780         (1,647)          (990)
      Denver Newspapers, Inc.:
        Equity in net income                          1,817          2,037            ---
        Preferred stock income                        4,437          2,545            ---
  Other, net                                          5,204           (789)           835
------------------------------------------------------------------------------------------
    Total other income (expense)                      8,716         76,718        (21,429)
------------------------------------------------------------------------------------------
Income before income taxes                           81,709        142,969         38,874
------------------------------------------------------------------------------------------
Income taxes                                         28,477         25,960         13,166
------------------------------------------------------------------------------------------
Net income                                         $ 53,232       $117,009       $ 25,708
==========================================================================================
Earnings per common share and equivalent           $   2.01       $   4.45       $   0.98
==========================================================================================
Notes to Consolidated Financial Statements begin on page 30.  Weighted average common shares and equivalents were 26,482, 26,283 and
26,152 for 1995, 1994 and 1993, respectively.

                                             25






Media General, Inc., CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)



ASSETS
                                                                December 31,   December 25,
                                                                    1995           1994
------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                     $    3,367     $   11,663
  Accounts receivable (less allowance for doubtful
    accounts 1995 -- $4,530; 1994 -- $3,360)                        76,532         68,901
  Inventories                                                       20,380         11,360
  Other                                                             25,812         22,738
                                                                -----------    -----------
    Total current assets                                           126,091        114,662
------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                           102,284         83,249
------------------------------------------------------------------------------------------

Other assets                                                        42,718         28,105
------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
  Land                                                              22,789         21,516
  Buildings                                                        153,182        148,760
  Machinery and equipment                                          796,451        771,965
  Construction in progress                                          10,121          7,041
  Accumulated depreciation                                        (484,411)      (432,238)
                                                                -----------    -----------
    Net property, plant and equipment                              498,132        517,044
------------------------------------------------------------------------------------------

Excess of cost of businesses acquired over equity
 in net assets (less accumulated amortization
  1995 -- $9,429; 1994 -- $8,009)                                  247,518         44,105
------------------------------------------------------------------------------------------






Total assets                                                    $1,016,743     $  787,165
==========================================================================================

Notes to Consolidated Financial Statements begin on page 30.










LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                December 31,   December 25,
                                                                    1995           1994
------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                              $   25,324     $   26,981
  Accrued expenses and other liabilities                            72,764         61,973
  Income taxes payable                                               5,065          1,875
  Current portion of long-term debt                                    ---          9,000
                                                                -----------    -----------
    Total current liabilities                                      103,153         99,829
------------------------------------------------------------------------------------------

Long-term debt                                                     326,750        163,500
------------------------------------------------------------------------------------------

Deferred income taxes                                              102,884         97,012
------------------------------------------------------------------------------------------

Other liabilities and deferred credits                             106,845         93,461
------------------------------------------------------------------------------------------

Commitments and contingencies (Note 10)
------------------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock ($5 cumulative convertible),
    par value $5 per share:
      Authorized 5,000,000 shares; none outstanding
  Common stock, par value $5 per share:
    Class A, authorized 75,000,000 shares; issued
      25,905,237 and 25,739,732 shares                             129,526        128,699
    Class B, authorized 600,000 shares; issued
      556,574 shares                                                 2,783          2,783
  Additional paid-in capital                                        10,068          6,787
  Unearned compensation                                             (2,573)        (1,676)
  Retained earnings                                                237,307        196,770
                                                                -----------    -----------
    Total stockholders' equity                                     377,111        333,363
------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                      $1,016,743     $  787,165
==========================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc., CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)
                                                          Additional   Unearned
                                          Common Stock      Paid-in     Compen-   Retained
                                       Class A    Class B   Capital     sation    Earnings
------------------------------------------------------------------------------------------
Balance at December 27, 1992         $127,707   $  2,786   $  4,052   $ (1,744)  $ 77,140
  Net income ($0.98 per share)            ---        ---        ---        ---     25,708
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,534)
  Exercise of options on 57,632
    Class A shares                        288        ---        169        ---        ---
  Issuance of 107,600 Class A shares
    under restricted stock plan           538        ---      1,520     (2,058)       ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        392        ---        ---
  Issuance of 4,995 Class A shares
    under dividend reinvestment plan       25        ---         87        ---        ---
  Amortization and forfeitures
    of unearned compensation              (83)       ---       (253)       694        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 26, 1993          128,475      2,786      5,967     (3,108)    91,314
  Net income ($4.45 per share)            ---        ---        ---        ---    117,009
  Cash dividends ($0.44 per share)        ---        ---        ---        ---    (11,553)
  Exercise of options on 55,554
    Class A shares                        278        ---        684        ---        ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        270        ---        ---
  Issuance of 4,629 Class A shares
    under dividend reinvestment plan       23        ---        100        ---        ---
  Exchange of 580 Class B shares for
    Class A shares                          3         (3)       ---        ---        ---
  Amortization and forfeitures
    of unearned compensation              (80)       ---       (234)     1,432        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 25, 1994          128,699      2,783      6,787     (1,676)   196,770
  Net income ($2.01 per share)            ---        ---        ---        ---     53,232
  Cash dividends ($0.48 per share)        ---        ---        ---        ---    (12,695)
  Exercise of options on 81,436
    Class A shares                        407        ---        699        ---        ---
  Issuance of 88,305 Class A shares
    under restricted stock plan           442        ---      2,050     (2,492)       ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                     ---        ---        557        ---        ---
  Issuance of 5,646 Class A shares
    under dividend reinvestment plan       28        ---        149        ---        ---
  Amortization and forfeitures
    of unearned compensation              (50)       ---       (174)     1,595        ---
                                     ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1995         $129,526   $  2,783   $ 10,068   $( 2,573)  $237,307
==========================================================================================
Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc., CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
                                                            Fiscal Years Ended
                                                December 31,   December 25,   December 26,
                                                    1995           1994           1993
                                                 (53 Weeks)
------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                       $ 53,232       $117,009       $ 25,708
  Adjustments to reconcile net income:
    Gain on sale of Garden State Newspapers
      investment                                        ---        (91,520)           ---
    Depreciation and amortization                    60,590         55,450         56,847
    Deferred income taxes                             4,271          4,704            473
    Provision for doubtful accounts                   4,188          2,690          3,488
    Investment (income) loss -
      unconsolidated affiliates                     (19,034)        (2,935)           990
    Change in assets and liabilities:
      Accounts receivable and inventories           (16,730)       (10,539)        (7,946)
      Other current assets                           (3,814)         8,010          2,015
      Accounts payable, accrued expenses
         and other liabilities                       11,959         10,042          1,320
      Other, net                                      8,641          9,923          2,270
                                                   ---------      ---------      ---------
Net cash provided by operating activities           103,303        102,834         85,165
------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of newspaper properties              (231,900)           ---            ---
  Net proceeds from sale of Garden State
    Newspapers investment                               ---         57,520            ---
  Capital expenditures                              (29,076)       (56,919)       (32,837)
  Change in restricted bond proceeds held
    in trust                                          2,668          3,365          4,115
  Collection of note receivable                         ---            ---          8,918
  Other, net                                          3,871          1,645          3,905
                                                   ---------      ---------      ---------
Net cash provided (used) by investing activities   (254,437)         5,611        (15,899)
------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase in long-term debt                        207,000            ---            ---
  Payment of long-term debt                         (52,750)       (89,256)       (58,750)
  Cash dividends paid                               (12,695)       (11,553)       (11,534)
  Other, net                                          1,283          1,085          1,169
                                                   ---------      ---------      ---------
Net cash provided (used) by financing activities    142,838        (99,724)       (69,115)
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                        (8,296)         8,721            151
Cash and cash equivalents at beginning of year       11,663          2,942          2,791
                                                   ---------      ---------      ---------
Cash and cash equivalents at end of year           $  3,367       $ 11,663       $  2,942
==========================================================================================
Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc., NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Principles of Consolidation
--------------------------------------------------------------------------------

The accompanying financial statements include the accounts of Media General, Inc., and subsidiaries more than 50% owned (the Company). All significant intercompany balances and transactions have been eliminated. See Note 10 for a summary of the Company's accounting policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's fiscal year ends on the last Sunday in December. Results for 1995 are for the 53 week period ended December 31, 1995, and results for 1994 and 1993 are for the 52 week periods ended December 25, 1994, and December 26, 1993, respectively.

Note 2:  Acquisition of Newspaper Properties
--------------------------------------------------------------------------------

On October 26, 1995, the Company acquired for approximately $232 million the assets of several Virginia newspapers (Virginia Newspapers) from Worrell Enterprises, Inc., and its affiliates. Daily and Sunday newspaper properties acquired included The News & Advance in Lynchburg, The Daily Progress in Charlottesville, the Culpeper Star-Exponent in Culpeper and the Suffolk News-Herald in Suffolk. In addition, the acquisition included a number of weekly and other publications.

The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. The amount allocated to cost in excess of net assets acquired was $205 million, to other intangibles (principally subscription lists) was $14 million, and to other assets, net (principally property, plant and equipment) was $13 million. Cost in excess of net assets acquired and other intangibles are being amortized on a straight-line basis over lives ranging from 10-35 years. The Virginia Newspapers' results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

The unaudited consolidated results of operations on a pro forma basis, as though the Virginia Newspapers had been acquired as of the beginning of each of fiscal years 1995 and 1994, are as follows:

(In thousands, except per share amounts)             1995           1994
------------------------------------------------------------------------------------------
(Unaudited)
Revenues                                           $740,659       $666,027
Net income                                         $ 52,052       $116,465
Earnings per common share and equivalent           $   1.97       $   4.43





The pro forma information is presented for comparative purposes only and is not necessarily indicative of the operating results that would have occurred had the Virginia Newspapers acquisition been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results.

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

Summarized financial information for these investments accounted for by the equity method follows:


Southeast Paper Manufacturing Company:
(In thousands)                                                       1995           1994
------------------------------------------------------------------------------------------

Current assets                                                    $ 87,498       $ 61,847
Noncurrent assets                                                  325,135        350,700
Current liabilities                                                 63,564         60,528
Noncurrent liabilities                                             176,938        218,229
------------------------------------------------------------------------------------------


(In thousands)                                        1995           1994           1993
------------------------------------------------------------------------------------------

Net sales                                          $290,980       $195,599       $185,784
Gross profit                                         75,274         29,497         33,403
Net income (loss)                                    38,341         (5,331)        (6,436)
Company's equity in net income (loss)                12,780         (1,647)          (990)
------------------------------------------------------------------------------------------



Denver Newspapers, Inc.:
(In thousands)                                                       1995           1994
------------------------------------------------------------------------------------------

Current assets                                                    $ 38,631       $ 34,898
Noncurrent assets                                                   86,370         80,914
Current liabilities                                                 35,209         27,438
Noncurrent liabilities                                              28,459         34,300
Mandatorily redeemable preferred stock                              51,600         48,900
------------------------------------------------------------------------------------------

(In thousands)                                        1995           1994           1993
------------------------------------------------------------------------------------------

Net sales                                          $168,836       $140,625       $132,611
Gross profit                                         67,800         70,377         60,477
Income before cumulative effect of a change in
  accounting principle                                7,242         12,560          6,251
Net income applicable to common stock                 4,542          7,117          3,234
Company's equity in net income                        1,817          2,037            ---
------------------------------------------------------------------------------------------

The above summarized information for DNI includes its operating results for the 12 month period ended November 30, 1995, the 11 month period ended November 30, 1994, and the 12 month period ended December 31, 1993. Effective with the fourth quarter of 1994, the Company began recognizing, on a one month lag, 40% of DNI's net income applicable to common stockholders. The carrying value of the Company's investment in the DNI mandatorily redeemable preferred stock, which is included in investments in unconsolidated affiliates, was $41 million and $36.5 million, net of unamortized discounts of $20.3 million and $24.8 million, at December 31, 1995, and December 25, 1994, respectively. The fair value of the preferred stock, which the Company intends to hold until maturity, approximated its carrying value.

Other:
GSN operating results for the 12 month period ended September 30, 1993, were (in thousands): net sales- $181,490; gross profit- $63,037; and net loss- $10,649. The Company's investment in GSN was reduced to zero in 1991, and the Company did not recognize any equity in the operations of GSN subsequent to that date.

Retained earnings of the Company at December 31, 1995, includes $21.6 million related to undistributed earnings of unconsolidated affiliates.

In February 1995, the Company sold its interest in its Mexican newsprint affiliate for $3.6 million, which is included in other income, net. Income from this affiliate was $2.9 million in 1994 and $3.5 million in 1993.

Note 4:  Long-term Debt
--------------------------------------------------------------------------------

Long-term debt at December 31, 1995, and December 25, 1994, was as follows:

(In thousands)                                                      1995           1994
------------------------------------------------------------------------------------------

Revolving credit facility                                         $190,000       $    ---
Bank lines                                                           8,000            ---
9.27% notes due annually through 1996                               43,750         87,500
8.62% senior notes due annually from 1998 to 2002                   65,000         65,000
7.125% revenue bonds due 2022                                       20,000         20,000
                                                                  ---------      ---------
                                                                   326,750        172,500
Less current portion of long-term debt                                 ---          9,000
                                                                  ---------      ---------
Long-term debt                                                    $326,750       $163,500
==========================================================================================

In October 1995, the Company replaced its $180 million five-year revolving credit facility with a five-year revolving credit facility committing eight banks to lend the Company up to $320 million at competitive interest rates based typically on the London Interbank Offered Rate. Under the facility, the Company is obligated to pay commitment fees equal to 1/8 of 1% per annum on $320 million.

At December 31, 1995, the Company had borrowings of $8 million from available uncommitted bank demand lines which were classified as long-term debt in accordance with the Company's intention and ability to refinance this obligation on a long-term basis.

In early 1995, the Company entered into a three-year agreement with an insurance company which permits the Company to borrow up to an additional $150 million under senior notes on an uncommitted basis. The notes can have a maximum maturity of 15 years with interest rates determined by market conditions at the time of issuance. No borrowings were outstanding under this agreement at December 31, 1995.

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

The Company's debt covenants contain a minimum net worth requirement ($331 million at December 31, 1995), and require the maintenance of certain debt to total capital ratios and debt to cash flow ratios, as defined. At December 31, 1995, the amount outstanding under the 9.27% notes due in 1996 was classified as long-term debt in accordance with the Company's intention and ability to refinance the obligation on a long-term basis. At December 25, 1994, $34.8 million of the 9.27% notes due in 1995 was classified as long-term debt in accordance with the Company's intention and ability to refinance the obligation on a long-term basis. Excluding the $43.8 million of 9.27% notes, and the $8 million of borrowings under bank demand lines referred to above, long-term debt maturities during the five years subsequent to December 31, 1995, aggregating $229,000,000, are as follows: 1996 - none; 1997 - none; 1998 - $13,000,000;
1999 - $13,000,000; 2000 - $203,000,000.

In October 1995, the Company entered into three interest rate swap agreements totaling $200 million with maturities of three to five years which effectively converted the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 6.25%. The Company enters into interest rate swap agreements to manage interest cost and risk associated with increasing variable interest rates. Amounts which are due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company's exposure to credit loss on its interest rate swap agreements in the event of nonperformance by the counterparties is believed to be remote due to the Company's requirement that counterparties have a strong credit rating.

The Company had an interest rate swap agreement of $50 million which, combined with the favorable effect of the 1991 termination of a counter swap agreement, effectively converted the variable interest rate on $50 million of revolving debt to a fixed interest rate which approximated 8% through the second quarter of 1994. To the extent that variable interest rates were below 9%, the Company was unable to take advantage of such lower rates on the above-mentioned $50 million. In 1994, the Company recorded this swap, which expired in June 1995, at its fair value, since the associated debt was retired in 1994. In 1992, the Company entered into interest rate swap agreements in amounts which matched the maturities of the Company's 9.27% notes. These swaps were terminated in 1992, at a gain, which is being amortized over the remaining life of the 9.27% notes, lowering their interest rate to 8.4%.

Estimated fair values of the Company's financial instruments are as follows:

(In thousands)                                       1995                    1994
------------------------------------------------------------------------------------------
                                              Carrying      Fair      Carrying      Fair
                                               Amount       Value      Amount       Value
------------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents (Note 10)         $  3,367    $  3,367    $ 11,663    $ 11,663
  Restricted bond proceeds held in trust           550         550       3,219       3,219
  Investment in DNI
    Preferred Stock (Note 3)                    40,982      40,982      36,545      36,545

Liabilities:
  Interest rate swap agreements                    ---       3,315         550         550

  Long-term debt:
    Revolving credit facility                  190,000     190,000         ---         ---
    Bank lines                                   8,000       8,000         ---         ---
    9.27% notes                                 43,750      45,269      87,500      90,803
    8.62% senior notes                          65,000      71,401      65,000      65,461
    7.125% revenue bonds                        20,000      22,677      20,000      20,190
------------------------------------------------------------------------------------------


Fair values of restricted bond proceeds held in trust are based on market quotations or valuations reported by the trustee. The fair value of the Company's investment in DNI Preferred Stock, which is not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The fair values of the interest rate swaps are based on the estimated cost to the Company to terminate the swaps. Fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank demand lines approximate their fair value.


Note 5:  Business Segments
--------------------------------------------------------------------------------

The Company is a diversified communications company with four principal business segments located primarily in the Southeast United States. The Newspaper segment, the Company's largest segment based on assets, currently includes seven daily (four of which were purchased in 1995) and a number of weekly newspapers and other publications. The Broadcast Television segment consists of three television stations. The Cable Television segment includes two cable television operations and a cable advertising unit. The Newsprint segment includes the Company's recycled newsprint operations. Intersegment sales (principally newsprint) comprise less than 1% of consolidated totals and are not shown separately. Corporate assets are principally property, plant and equipment and investments in unconsolidated affiliates.

Operations for 1994 include recognition of a gain of $91.5 million ($83.3 million after-tax; $3.17 per share) related to the sale of the Company's investment in Garden State Newspapers, Inc. (GSN), for $63 million in cash and Denver Newspapers, Inc., Preferred Stock valued at $34 million. See Note 3 for a further discussion of the GSN sale.

Other income, net, for 1992 includes $2.9 million of insurance proceeds related to a 1991 fire at the Company's Garden State Paper newsprint mill in Garfield, New Jersey, and $2.1 million resulting from the termination of obligations previously established upon the disposition of certain operations.

Operations for 1991 include special charges of $11.3 million ($7.1 million after-tax), $10.6 million of which relates to the Newspaper segment, for costs associated with the Company's 1991 early retirement program ($8.8 million) and the merger, consummated in June 1992, of the Company's two Richmond newspapers ($2.5 million). Equity in net income (loss) of unconsolidated affiliates for 1991 includes a $78.7 million loss from GSN as a result of GSN management's decision to write down the carrying value of certain assets, mostly intangibles, in light of depressed market conditions.

In 1995, the Company began reporting Broadcast Television and Cable Television segment information separately to provide shareholders with a clearer understanding of the importance of each segment to the Company's overall operations. Certain prior year financial information has been reclassified to conform with the current year's presentation.

Information as to revenues, profitability and assets is as follows:

(In thousands)                         1995       1994       1993       1992       1991
------------------------------------------------------------------------------------------

Revenues
  Newspaper                        $  350,904  $ 324,366  $ 307,058  $ 299,038  $ 299,173
  Broadcast Television                 69,274     62,443     54,121     52,579     52,296
  Cable Television                    134,183    123,305    125,356    117,367    107,300
  Newsprint                           140,105    102,411    100,371     96,540    116,717
  Auxiliary                            13,300     13,722     13,918     12,135     10,414
------------------------------------------------------------------------------------------
    Total                          $  707,766  $ 626,247  $ 600,824  $ 577,659  $ 585,900
==========================================================================================















(In thousands)                         1995       1994       1993       1992       1991
------------------------------------------------------------------------------------------
Operating profit
  Newspaper                        $   25,812  $  31,543  $  19,610  $  16,382  $     681
  Broadcast Television                 25,195     20,647     14,281     11,259     10,908
  Cable Television                     10,654     13,691     20,897     14,653      7,498
  Newsprint                            11,841        470      5,725      1,277     18,527
  Auxiliary                              (509)      (100)      (210)      (958)    (1,273)
------------------------------------------------------------------------------------------
                                       72,993     66,251     60,303     42,613     36,341
Gain on sale of Garden State
  Newspapers investment                   ---     91,520        ---        ---        ---
Interest expense                      (15,522)   (16,948)   (21,274)   (17,559)   (16,056)
Equity in net income (loss) of
  unconsolidated affiliates            14,597        390       (990)    (4,926)   (75,640)
Preferred stock income                  4,437      2,545        ---        ---        ---
Other, net                              5,204       (789)       835      6,131      2,659
------------------------------------------------------------------------------------------
    Income (loss) before
      income taxes                 $   81,709  $ 142,969  $  38,874  $  26,259  $ (52,696)
==========================================================================================

Identifiable assets
  Newspaper                        $  565,919  $ 343,804  $ 330,613  $ 344,255  $ 306,754
  Broadcast Television                 52,483     40,697     42,208     47,347     54,441
  Cable Television                    165,933    181,221    186,744    196,035    207,908
  Newsprint                            86,173     84,042     84,329     86,315     81,495
  Auxiliary                            23,407     23,538     24,592     24,606     23,954
  Corporate                           123,128    114,163     77,090     89,587     88,059
  Segment eliminations                   (300)      (300)      (334)      (720)      (300)
------------------------------------------------------------------------------------------
    Total                          $1,016,743  $ 787,165  $ 745,242  $ 787,425  $ 762,311
==========================================================================================

Capital expenditures
  Newspaper                        $    5,570  $  34,413  $  12,259  $  63,631  $  90,165
  Broadcast Television                  1,805      1,852      2,227      1,291      1,011
  Cable Television                     17,895     16,371     13,110     12,023     13,341
  Newsprint                             3,392      3,797      4,413     14,899     10,558
  Auxiliary                                83        297        226         59         95
  Corporate                               331        189        602        416        213
------------------------------------------------------------------------------------------
    Total                          $   29,076  $  56,919  $  32,837  $  92,319  $ 115,383
==========================================================================================

Depreciation and amortization
  Newspaper                        $   22,748  $  21,263  $  21,623  $  19,337  $  14,528
  Broadcast Television                  2,676      2,936      3,267      3,524      3,739
  Cable Television                     26,519     22,402     22,702     23,177     23,726
  Newsprint                             6,305      6,472      6,837      6,161      5,638
  Auxiliary                               867        857        859        864        880
  Corporate                             1,475      1,520      1,559      1,487      1,432
------------------------------------------------------------------------------------------
    Total                          $   60,590  $  55,450  $  56,847  $  54,550  $  49,943
==========================================================================================

Note 6:  Taxes on Income
--------------------------------------------------------------------------------

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this "liability" method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

In accordance with SFAS 109, the Company recognized an increase in the deferred tax liability in 1993 to reflect the increase in the federal statutory tax rate, from 34% to 35%. At the date of enactment, the cumulative effect of the increase, which was made retroactively to January 1, 1993, was to decrease 1993 net income by $2.3 million ($0.09 per share). This decrease in net income was substantially offset by the effects of resolving various tax examinations covering fiscal years prior to 1992.

Net of refunds, in 1995, 1994 and 1993, the Company paid income taxes of $18.4 million, $9.2 million and $11.6 million, respectively. Taxes paid in 1994 are net of $10.8 million of refunds resulting from settlements with the Internal Revenue Service concerning examinations of fiscal years prior to 1992.

The Company's federal income tax returns for fiscal years 1993 and 1992 have been examined by the Internal Revenue Service. The result of this IRS examination was not material to the Company's results of operations, financial position or cash flows. The Company also has various state tax returns under examination, the results of which are not expected to be material to the Company's results of operations, financial position or cash flows.


Significant components of income taxes are as follows:

(In thousands)                                        1995           1994           1993
------------------------------------------------------------------------------------------
Current:
  Federal                                          $ 20,300       $ 18,996       $ 10,956
  State                                               3,906          2,260          1,737
                                                   ---------      ---------      ---------
                                                     24,206         21,256         12,693
                                                   ---------      ---------      ---------
Deferred:
  Federal                                             4,073          3,645            (14)
  State                                                 198          1,059            487
                                                   ---------      ---------      ---------
                                                      4,271          4,704            473
                                                   ---------      ---------      ---------
                                                   $ 28,477       $ 25,960       $ 13,166
==========================================================================================





Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 31,
1995, and December 25, 1994, are as follows:

(In thousands)                                                       1995           1994
------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Tax over book depreciation                                      $126,231       $128,715
  Other                                                             13,895         11,854
                                                                  ---------      ---------
Total deferred tax liabilities                                     140,126        140,569
                                                                  ---------      ---------

Deferred tax assets:
  Employee benefits                                                (34,019)       (31,921)
  Alternative minimum tax credit                                       ---         (9,511)
  Other                                                            (13,579)       (12,206)
                                                                  ---------      ---------
Total deferred tax assets                                          (47,598)       (53,638)
                                                                  ---------      ---------

Deferred tax liabilities, net                                       92,528         86,931
Deferred tax assets included in other current assets                10,356         10,081
                                                                  ---------      ---------
Deferred tax liabilities                                          $102,884       $ 97,012
==========================================================================================

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:

(In thousands)                                        1995           1994           1993
------------------------------------------------------------------------------------------
Income taxes computed at federal statutory
  tax rate                                         $ 28,598       $ 50,039       $ 13,606
Increase (reduction) in taxes resulting from:
  State income taxes, net of federal income
    tax benefit                                       2,664          2,261          1,446
  Investment income - unconsolidated affiliates      (1,751)        (1,283)           ---
  Life insurance plans                               (1,674)        (1,525)        (1,756)
  Gain on sale of investment in Garden State
    Newspapers                                          ---        (24,422)           ---
  Change in enacted tax rates                           ---            ---          2,068
  Tax examination adjustments and settlements           ---            ---         (2,085)
  Other                                                 640            890           (113)
                                                   ---------      ---------      ---------
                                                   $ 28,477       $ 25,960       $ 13,166
==========================================================================================

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

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the Company's stock-based awards.

The Company has two nonqualified stock option plans under which options to purchase Class A common stock may be granted to key employees. The plans are administered by the Compensation & Stock Option Committee of the Board of Directors. The Committee sets option prices and determines when options become exercisable. The option price for the 1976 plan is presently not less than $2.50 per share, while the 1987 plan stipulates option prices equal to the fair market value on the date of grant. Every option must become exercisable on or before the fifth anniversary of its grant. In general, portions of the options vest and become exercisable in each of the first three to five years after their grant. Options under the plans are then exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment. The Company will not make any future awards under these plans.

                                                                                   Price
Nonqualified Option Shares                       Outstanding    Exercisable      Per Share
------------------------------------------------------------------------------------------
Balance at December 27, 1992                        893,570        583,010        $  2-46
  Became exercisable                                    ---        152,134          19-32
  Exercised                                         (57,632)       (57,632)          2-20
  Issued                                            200,000            ---             19
  Canceled/forfeited                                (87,355)       (74,144)          2-46
                                                  ----------     ----------
Balance at December 26, 1993                        948,583        603,368           2-46
  Became exercisable                                    ---        183,407          19-32
  Exercised                                         (55,554)       (55,554)          2-20
  Issued                                            149,400            ---             28
  Forfeited                                         (19,780)       (19,780)         32-46
                                                  ----------     ----------
Balance at December 25, 1994                      1,022,649        711,441           2-46
  Became exercisable                                    ---        179,808          19-28
  Exercised                                         (81,436)       (81,436)          2-32
  Issued                                            130,400            ---             28
  Forfeited                                         (33,102)       (33,102)         19-46
                                                  ----------     ----------
Balance at December 31, 1995                      1,038,511        776,711           2-46
=========================================================================================

The number of shares reserved for future grants at December 31, 1995, December 25, 1994, and December 26, 1993, was 310,187, 434,985 and 584,385, respectively.

Under the terms of the Company's restricted stock plan, adopted in 1991, certain key employees were granted 86,400, 107,600 and 158,400 restricted shares of the Company's Class A common stock in 1995, 1993 and 1991, respectively. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of award, or earlier if certain performance targets are met. The Company will not make any future awards under the plan.

Unearned compensation was recorded at the date of award based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period not exceeding ten years, based upon meeting certain performance targets. The amount amortized to expense in 1995, 1994 and 1993 was $1,361,000, $1,118,000 and
$358,000, respectively. Shares reserved for future grants at the end of 1995, 1994 and 1993 were 85,000, 171,000 and 155,000, respectively.

In May 1995, shareholders approved the 1995 Long-Term Incentive Plan (LTP) which reserved and made available 1,300,000 shares of Class A common stock for any future stock-based awards. The LTP provides that no more than 400,000 shares can be issued which are subject to performance criteria. The plan is administered by the Compensation & Stock Option Committee of the Board of Directors. The plan will continue until terminated by the Company. The approval of the 1995 LTP required the 1987 Stock Option Plan and the 1991 Restricted Stock Plan to be terminated. Past awards under these plans are not affected.

Also in May 1995, shareholders approved the Restricted Stock Plan For Non-Employee Directors. Each non-employee director will automatically receive shares every two years of Class A common stock with a market value equal to $10,000. Under the plan, restrictions on shares expire no more than ten years from date of award, or earlier if certain performance targets are met. During 1995, 1,905 shares were awarded.

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

Net pension cost for 1995, 1994 and 1993 is summarized below.

(In thousands)                                        1995           1994           1993
------------------------------------------------------------------------------------------
Benefits earned during the year                    $  4,067       $  4,632       $  3,786
Interest cost on projected benefit
  obligation                                         10,973         10,462         10,507
Actual return on plan assets                        (38,363)        (1,179)       (18,103)
Net amortization and deferral                        22,490        (13,647)         2,857
                                                   ---------      ---------      ---------
Defined benefit plan expense (credit)                  (833)           268           (953)
Supplemental retirement plan expense                  2,371          2,040          1,814
Multi-employer plans expense                            576            593            623
                                                   ---------      ---------      ---------
    Total expense                                  $  2,114       $  2,901       $  1,484
==========================================================================================

The non-contributory defined benefit retirement plan's status was as follows:

                                                               December 31,   December 25,
(In thousands)                                                     1995           1994
------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
  Vested                                                          $123,250       $109,642
  Non-vested                                                         4,431          4,092
                                                                  ---------      ---------
    Total accumulated benefit obligation                          $127,681       $113,734
------------------------------------------------------------------------------------------
Plan assets at fair value                                         $172,710       $144,012
Projected benefit obligation                                       153,711        137,504
                                                                  ---------      ---------
Plan assets in excess of projected
  benefit obligation                                                18,999          6,508
Unrecognized net gain                                              (30,157)       (18,203)
Unrecognized prior service costs                                     5,704          6,420
Unrecognized net asset from transition                              (5,061)        (6,073)
                                                                  ---------      ---------
Net pension liability                                             $(10,515)      $(11,348)
==========================================================================================

Assumptions used in determining the funded status of the non-contributory defined benefit retirement plan are as follows:

                                                      1995        1994        1993
                                                      ----        ----        ----
Discount rate                                         7.50%       8.00%       7.25%
Average rate of increase in compensation levels       4.50%       5.00%       4.75%
Expected long-term rate of return on plan assets     10.00%      10.00%      10.00%

At December 31, 1995, and December 25, 1994, the projected benefit obligation of the supplemental retirement plan totaled $12.8 million and $11.4 million, respectively, and was included as a liability in the accompanying balance sheet.

The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of employee contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $4 million, $3.7 million and $3.5 million in 1995, 1994 and 1993, respectively.

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

The following table sets forth components of the accumulated postretirement benefit obligation included in the accompanying balance sheet at December 31, 1995, and December 25, 1994:

                                                     Medical              Life Insurance
(In thousands)                                        Plans                   Plans

------------------------------------------------------------------------------------------
                                                1995         1994        1995        1994
                                                ----         ----        ----        ----

Retirees                                      $11,978     $13,425      $ 5,561    $ 5,780
Fully eligible plan participants                  163         179          163        179
Other active plan participants                  6,213       4,828        2,006      1,496
                                              --------    --------     -------    --------
Accumulated postretirement benefit
  obligation                                   18,354      18,432        7,730      7,455
Unrecognized accumulated net gain (loss)       (1,407)     (1,757)         677        340
                                              --------    --------     -------    --------
Accrued postretirement benefit cost           $16,947     $16,675      $ 8,407    $ 7,795
==========================================================================================

Net periodic postretirement benefit cost for 1995, 1994 and 1993 includes the following components:

                                               Medical                 Life Insurance
(In thousands)                                  Plans                       Plans
------------------------------------------------------------------------------------------
                                        1995     1994     1993     1995     1994     1993
                                        ----     ----     ----     ----     ----     ----

Service cost                           $  324   $  388   $  333   $  114   $  133   $  133
Interest cost                           1,383    1,410    1,359      570      573      573
                                       ------   ------   ------   ------   ------   ------
Net periodic postretirement
  benefit cost                         $1,707   $1,798   $1,692   $  684   $  706   $  706
==========================================================================================

The annual assumed rate of increase in the health care cost trend rate is 10.75% for 1996 (11.25% for 1995), and is assumed to decrease gradually to 6.75% in 2004 and thereafter for pre-65 benefits, and to 5.75% in 2006 and thereafter for post-65 benefits. Increasing the health care cost trend rate assumption by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1995, and December 25, 1994, by approximately $1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 and 1994 by approximately $.1 million.

The discount rate used to determine the accumulated postretirement benefit obligation was 7.5% and 8% for 1995 and 1994, respectively. The average rate of increase in compensation levels used to determine life insurance benefits was 4.50% and 5% for 1995 and 1994, respectively.


Note 10:  Other
--------------------------------------------------------------------------------

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

Cost in excess of net assets acquired through 1970 (approximately $33 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. Management periodically evaluates the recoverability of cost in excess of net assets acquired by reviewing the current and projected profitability of each of the Company's operations. Amortization of the excess of cost of businesses acquired over equity in net assets and other intangibles was $3,071,000, $1,764,000 and $1,883,000 in 1995, 1994 and 1993,
respectively.

Interest
--------
In 1995, 1994 and 1993, the Company's interest expense was $15.5 million, $16.9 million and $21.3 million, respectively, which is net of $.4 million, $.8 million and $.3 million of interest costs capitalized for those years. Interest payments, net of amounts capitalized, made during 1995, 1994 and 1993 were $14.4 million, $19.5 million and $23.5 million, respectively.

Cash and cash equivalents
-------------------------
Cash and cash equivalents include highly liquid investments with original maturities of three months or less whose carrying amount approximates fair value.

Inventories
-----------
Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.

Other current assets
--------------------
Other current assets include program rights of $8,246,000 and $2,752,000 for 1995 and 1994, respectively.

Accrued expenses and other liabilities
--------------------------------------

Accrued expenses and other liabilities consist of the following:

(In thousands)                                                       1995           1994
------------------------------------------------------------------------------------------
Payroll                                                           $ 16,477       $ 15,520
Program rights                                                       8,067          2,522
Advances from unconsolidated newsprint affiliate                     6,667          6,667
Unearned revenue                                                     6,636          5,555
Other                                                               34,917         31,709
                                                                  ---------      ---------
  Total                                                           $ 72,764       $ 61,973
==========================================================================================

Lease obligations
-----------------
The Company and its subsidiaries rent certain facilities and equipment under operating leases. These leases extend for varying periods of time up to ten years and in most cases contain renewal options. Total rental expense amounted to $7 million in 1995, $7.2 million in 1994 and $7 million in 1993. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 1996 - $6,378,000; 1997 - $5,894,000; 1998 -
$4,693,000; 1999 - $3,332,000; 2000 - $1,957,000; subsequent years - $7,347,000.

Concentration of credit risk
----------------------------
Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the eastern United States. The Company's trade receivables result primarily from its newspaper, broadcast television, cable television and newsprint operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Commitments and contingencies
-----------------------------
The Company is committed to purchase approximately $18 million of program rights over the next five years which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

The Company entered into a stock redemption agreement in November 1985, which was amended in January 1988, and April 1994, with Mr. D. Tennant Bryan, Chairman of the Executive Committee of the Board of Directors. The amended agreement provides that upon Mr. Bryan's death, his estate has the option to sell and the Company has a separate option to buy the lesser of (a) 15% of the Company's

Class A stock owned by Mr. Bryan at his death and (b) a sufficient number of shares of Class A stock to fund estate taxes and certain funeral and administrative expenses. The purchase price for each share redeemed under the amended agreement will equal 90% of the average daily closing price for a share of Class A stock during the 91 days preceding the date that is 30 days after the date of death. If the Company or the estate had exercised an option, respectively, to buy or sell, the maximum cost to the Company of the redemption would have approximated $9 million at December 31, 1995.

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



January 26, 1996


J. Stewart Bryan III                         Marshall N. Morton
Chairman, President and                      Senior Vice President and
Chief Executive Officer                      Chief Financial Officer
--------------------------------------------------------------------------------

Report of Independent Auditors


The Board of Directors and Stockholders,
Media General, Inc.


We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 31, 1995, and December 25, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 31, 1995, and December 25, 1994, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


January 26, 1996                                       Ernst & Young LLP
Richmond, Virginia

         Media General, Inc., Financial Review and Management Analysis


This discussion, which addresses the principal factors affecting the Company's operations during the past three years, should be read in conjunction with the Company's financial statements and the Ten-Year Financial Summary which appear elsewhere in this report.

Several noteworthy transactions and other matters which occurred in 1995 and 1994 are briefly summarized in the following paragraphs.

In late October 1995, for approximately $232 million, the Company acquired the Virginia newspaper properties in Lynchburg, Charlottesville, Culpeper and Suffolk (Virginia Newspapers, Inc., "VNI") of Worrell Enterprises, Inc., and its affiliates. The acquisition included four daily and Sunday newspapers and a number of weekly and other publications. The transaction was accounted for as a purchase and accordingly, the operations of the acquired properties have been included in the Company's consolidated results of operations since the date of purchase. Consequently, the following comparisons of operating results focus much of their attention on the comparative performance of the Company, excluding the results of the recently acquired VNI operations.

In February 1995, the Company sold its interest in a Mexican newsprint affiliate for $3.6 million. This concluded the Company's 20-year relationship with that venture.

In 1995, the Company began reporting Broadcast Television Segment and Cable Television Segment information separately to provide stockholders with a clearer understanding of the importance of each segment to the Company's overall operations. Previously, the two divisions had been combined and reported in the Television Segment. As a result of the change, certain prior year segment information and discussions contained in this review and analysis have been reclassified and modified to conform with the current year's presentation.

Finally, 1995 operating results include 53 weeks, while those for 1994 and 1993 include 52 weeks.

During 1994, the Company completed two significant transactions related to unconsolidated affiliates. On May 20, 1994, the Company sold its investment in Garden State Newspapers, Inc. (GSN), for cash of $63 million and preferred stock of Denver Newspapers, Inc., which had a fair value of $34 million. This disposition ended the Company's nine-year ownership position in GSN and resulted in a gain of $91.5 million ($83.3 million after-tax; $3.17 per share). On September 28, 1994, the Company acquired 40% of the common stock of Denver Newspapers, Inc. (DNI), through the exercise, for $40,000, of a warrant held since 1987. Beginning with the fourth quarter of 1994, the Company began recognizing in its earnings 40% of DNI's net income applicable to common stockholders.

Additional information regarding each of these 1995 and 1994 events is included in the appropriate areas of this review and analysis, as well as elsewhere in this report.

RESULTS OF OPERATIONS

REVENUES
--------

1995 Compared to 1994

Consolidated revenues for 1995 rose 13% (11.7% excluding VNI) to $707.8 million from $626.2 million in 1994. All of the Company's significant business segments contributed to the revenue growth; the strongest contributions came from the Newsprint and Newspaper Segments.

Total Newspaper Segment revenues for 1995 of $350.9 million were up 8.2% from $324.4 million in 1994. Excluding VNI, segment revenues increased 5.7%. At the Company's metropolitan newspaper group, which includes its three largest daily newspapers, advertising revenues increased 4.7%, reflecting the effect of a 6.4% average rate increase offset by a 1.6% decline in advertising inches.
Classified advertising led the way in the overall revenue improvement, with growth in the employment, automotive and real estate categories. A small revenue increase in retail advertising was offset by a commensurate decline in general advertising. Circulation revenues rose 6% in 1995, the result of a 4.5% average rate increase together with a 1.4% rise in circulation volume. Other revenues rose 23% due principally to increased waste newsprint sales (up due to prices) and commercial printing revenue gains.

In August 1994, the Company launched its entry into electronic publishing with The Tampa Tribune's introduction of Tampa Bay Online (TBO). In conjunction with Prodigy Services, and with

Doppler radar weather pictures and news support from the Company's WFLA-TV station, TBO, now available on the Internet's World Wide Web, is the first interactive, local news and entertainment service in the Tampa Bay area, and currently serves nearly 6,500 subscribers. In mid-1995, the Company's Richmond Times-Dispatch, again in partnership with Prodigy Services, using the news and weather resources of independently owned WWBT-TV, Channel 12, in Richmond, introduced a similar service named Gateway Virginia which provides Virginia news coverage to users of the World Wide Web. These types of ventures, although initially small in terms of revenue contribution, represent a logical extension of the Company's in-place news gathering and disseminating capabilities, and the Company will continue to explore additional projects to expand its revenue base.

Broadcast Television Segment revenues increased to $69.3 million in 1995, up 10.9% from $62.4 million in 1994. The increase came from strength in local and national advertising primarily at the Company's flagship station WFLA-TV in Tampa; WJKS-TV in Jacksonville also contributed to the overall growth.
Increases in national (due to robust automotive spending) and local advertising categories, together with advertising increases in the food and entertainment categories, more than offset declines in political revenues (resulting from the absence of last year's political races) and the slight decline in revenues at WCBD-TV, which continued to feel the effects of the Navy Base and Shipyard closings. In December 1994, three of the Tampa market's four major broadcast television stations changed their network affiliations. In that market only the Company's WFLA-TV station retained its historical network affiliation. This undisrupted network affiliation has contributed to WFLA-TV's ability to achieve the number one station ranking in that market (sign-on to sign-off), resulting in strong demand for advertising time and increased advertising rates.

In mid-February 1996, the Company was advised that ABC would transfer its network affiliation in Jacksonville and Charleston to another broadcast television operator during the second half of the year. Our Charleston station will pursue affiliation with another network, and we are exploring several options for our Jacksonville station. The Company's future results of operations are not expected to be materially affected by these events.

Revenues of the Company's Cable Television Segment rose to $134.2 million in 1995, up 8.8% from $123.3 million in 1994. The improvement came from the Company's Fairfax County, Virginia, cable system as a result of a January 1, 1995, 2.1% subscriber rate increase on basic service and an average increase of 6.5% on expanded service. These rate increases, together with the 3.5% growth in subscribers (to 221,800 at December 31, 1995), produced a 3.6% improvement in average revenue per subscriber (excluding pay-per-view). While the Telecommunications Act of 1996 (1996 Act) eliminates rate regulation of cable services other than the basic service tier after March 31, 1999, certain of the rates charged for regulated services after September 1, 1993, remain subject to regulation and review by local franchising authorities and the Federal Communications Commission (FCC) under the Cable Television Consumer Protection Act of 1992 (1992 Cable Act). The FCC is currently reviewing certain of the Company's rates charged to subscribers. The Company believes it has complied with all applicable provisions of the 1992 Act, including its rate setting provisions. However, since the Company's rates for regulated services are subject to review, the Company may be subject to a refund liability and/or rate adjustments if its rates are successfully challenged. The 1996 Act also removes previously applicable restrictions that had prevented most local telephone companies from offering cable services in the areas where they provide telephone services. This development and the advent of wireless and direct broadcast satellite services likely will increase competition in the areas served by the Company's cable systems. In light of these events, the Company is developing several strategic planning alternatives, including entry into the data transmission and commercial and residential telephone markets, for the future operation of its cable systems. The Company estimates that the capital investment required for it to compete effectively in the telephony market could exceed $200 million over a ten-year period.

Newsprint Segment revenues increased 36.8% in 1995, to $140.1 million from $102.4 million in 1994. The increase was attributable to the Company's Garden State Paper newsprint mill, located in Garfield, New Jersey, where the average realized selling price per ton rose 39%. The rise in the average realized selling price was attributable to the cumulative effects of four selling price changes (due to discount reductions or list price increases) imple-

mented since the beginning of 1995, the most recent being a 10% list price increase announced September 1, 1995, which was not fully implemented until October 1, 1995. Newsprint selling prices began the year at $455 per ton, and reached $652 per ton by year-end as a result of the discount reductions and list price increases discussed above. The Garden State mill is operating at full capacity, and is sold-out through the end of 1996. Despite the impact of rising newsprint prices on the Company's own newspaper operations, such price increases result in an overall benefit to the Company on a consolidated basis because it sells more newsprint in the marketplace than it consumes internally. The increase in newsprint revenues provided by the Company's Garden State mill more than offset the absence of $2.9 million in option fees from the Company's Mexican newsprint affiliate which were discontinued, as planned, in October 1994.

1994 Compared to 1993

Consolidated revenues for 1994 rose 4.2% to $626.2 million from $600.8 million in 1993. The growth was led by the Company's Newspaper and Broadcast Television operations.

Newspaper Segment revenues for 1994 of $324.4 million were up 5.6% from $307.1 million in 1993. At the Company's metropolitan newspaper group, which included its three daily newspapers, advertising revenues increased 6%, reflecting the combined effects of a 3.2% average rate increase and a 2.7% increase in advertising inches. Classified advertising was the primary contributor to the overall revenue growth paced, as in the previous year, by the automotive and employment categories. Retail advertising revenues reflected a small increase in 1994, reversing three consecutive years of declines. The turnaround was primarily the result of some stabilization in the department store category and increased rates. Circulation revenues rose 3.3% in 1994, the result of a 4.3% average rate increase which more than offset a slight combined decrease in circulation volume.

Broadcast Television Segment revenues increased to $62.4 million in 1994, up 15.4% from $54.1 million in 1993. All three of the Company's broadcast television stations generated revenue growth in 1994, led by WFLA-TV, the Company's flagship station in Tampa, Florida. The improvement came from strength in the local, national and political advertising categories. Local and national benefited from strong automotive and electronics advertising during the year, while state-related elections fueled the growth in political advertising revenues.

Revenues of the Company's Cable Television Segment declined to $123.3 million in 1994, down 1.6% from $125.4 million in 1993 due, in large measure, to the impact of the 1992 Cable Act on the Company's Fairfax County, Virginia, cable system (Fairfax Cable). Despite a 3.9% increase in the number of subscribers during the year, to 214,300 at December 25, 1994, average revenue per subscriber (excluding pay-per-view) declined 7% in 1994. The decrease in average revenue per subscriber reflects a decline in the percentage of subscribers taking expanded cable service. To a significant degree, this is attributable to 1992 Cable Act provisions which now enable subscribers who take basic cable service to subscribe directly to premium channels. Also, Fairfax Cable's overall rates for its regulated services were essentially frozen during the 23-month period from February 1, 1993, through December 31, 1994, again largely the result of the 1992 Cable Act. These factors, together with a small 1994 decline in pay-per-view revenues (the result of fewer popular special event and movie offerings during the year), more than offset increased installation revenues from subscriber growth.

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


                                OPERATING COSTS
                                ---------------

1995 Compared to 1994

Total operating costs in 1995 of $634.8 million rose $74.8 million (13.4%) from $560 million in 1994 (an increase of 12.4% excluding VNI). The following discussion focuses on the direct operating costs of each of the Company's significant business segments and consolidated depreciation and amortization expense which is addressed separately.

Operating costs for the Newspaper Segment rose $30 million (11.6%) in 1995 from the comparable 1994 amount (a $26.1 million rise excluding VNI). Of the $26.1 million increase in operating costs, approximately $16.3 million (63%) was attributable to increased newsprint expense, the result of a 39.3% increase in price per ton which was only partially offset by a 4.7% decline in tons consumed (due largely to aggressive newsprint conservation measures undertaken by the newspaper properties). Operating costs in 1995 included $2.9 million related to a re-engineering and downsizing program implemented at the Company's Winston-Salem, North Carolina, daily newspaper during the year. Approximately one-third of the program's cost was recouped in 1995 from lower payroll and benefits expense; the remainder will be recovered within the next year. Other expense increases included a $3.6 million (2.8%) rise in employee compensation and benefit costs (moderated somewhat by the reduction in costs which resulted from the above-mentioned re-engineering and downsizing program), a $1.7 million (16%) increase in newspaper circulation-related expenses and a $1.2 million rise in bad debt expense (primarily the result of both increased sales volume and slower collection experience). The average cost per ton of newsprint that will be consumed in 1996 by the Company's newspapers is expected to rise by at least 20% as a result of the newsprint price increases in 1995.

Broadcast Television Segment operating costs increased $2.5 million (7%) in 1995 over 1994. The majority of the increase was attributable to the September 1995 acquisition of new afternoon programs at WFLA-TV that resulted in a rise of $1.5 million (32.3%) in programming costs, and to an increase in employee compensation and benefit costs which rose $.9 million (4.9%) over 1994. Programming expense for the full year 1996 is expected to rise by an additional $3 million as a result of the previously mentioned afternoon programs.

Cable Television Segment operating costs rose $9.5 million (11.9%) in 1995 to $89.9 million. The rise included increases in programming costs, up $3.8 million (15.3%) as a result of higher programming rates and the increased subscriber base and a $1.7 million (6.5%) increase in employee compensation and benefit costs.

Newsprint Segment operating costs rose $26 million (27.9%) in 1995 from the comparable 1994 amount. A $20.7 million (131%) increase in the cost of this Segment's principal raw material, recovered newspapers (ONP), accounted for approximately 80% of the operating cost increase. The average cost of ONP in 1995 was $121 per ton, up 133% from last year's $52 per ton. The dramatic price increase in ONP occurring over the past two years has been the result of increased domestic and foreign market demand. Although the 1995 average annual cost per ton consumed was up significantly from 1994, ONP costs were decreasing at the end of the year. By December 1995, the ONP purchase price per ton had declined to $54 from a mid-year high of $151 as demand began to moderate. Other expense increases over 1994 expense levels included a $1.6 million increase in additives and bleaching chemicals, a $1.2 million (5.3%) increase in energy costs due both to higher volume and to price increases, a $.7 million (2.8%) increase in employee compensation and benefit costs and a $.5 million (6.1%) rise in maintenance and repair expense.

Total consolidated depreciation and amortization expense increased $5.1 million (9.3%), to $60.6 million in 1995. Excluding VNI, depreciation and amortization increased $3.7 million (6.7%). The majority of the $3.7 million increase was due to increased depreciation expense at the Company's cable operations. Depreciation and amortization will increase in 1996 as a result of the recognition of a full year's amortization (approximately $7 million) of cost in excess of net assets acquired and other intangibles related to the VNI acquisition. See Note 2 to the accompanying consolidated financial statements for additional information regarding the VNI acquisition.


1994 Compared to 1993

Total operating costs in 1994 of $560 million rose $19.5 million (3.6%) from $540.5 million in 1993. The following discussion focuses on the direct operating costs of each of the Company's significant business segments, excluding consolidated depreciation and amortization expense which is addressed separately.

Operating costs for the Newspaper Segment rose $4 million (1.6%) in 1994 from the comparable 1993 amount. Virtually all of the increase was attributable to employee compensation and benefit costs which rose $4 million (3.2%) in the year. Other increases of $.5 million (3.6%) in circulation promotion incentives and $.4 million (10.7%) in repair and maintenance costs, together with lesser increases in production supplies, advertising, utilities and other cost categories, were offset by reductions in insurance costs, down $1.8 million principally as a result of reduced workers' compensation costs, bad debt expense, down $.7 million as a result of improved collection experience and receivables aging, and newsprint expense, down $.3 million as a result of a 3% average price decline partially offset by a 2.4% increase in tons consumed.

Broadcast Television Segment operating costs increased $2 million (5.7%) in 1994 over 1993. The rise was due to a $.9 million (5%) increase in employee compensation and benefit costs, a $.4 million (22.4%) rise in national representation sales expense (largely a function of the increase in revenues), and a $.3 million (24%) increase in advertising and promotion, much of which related to the network affiliation switches in the Tampa market.

Cable Television Segment operating costs rose $4.7 million (6.2%) in 1994 over 1993. Programming costs rose $1.1 million (4.6%), the result of the addition of new programming together with a rise in programming rates and increases in the number of subscribers. Maintenance and repair costs increased $1 million (31%), during the year, principally the result of increased line maintenance and converter repair costs. Employee compensation and benefit costs were up $1 million (3.9%) in 1994 over 1993. Together with other increases in operating costs, including increased legal expenses associated primarily with cable reregulation and related compliance matters, these increases more than offset reduced insurance expense, reflecting decreased workers' compensation costs.

Newsprint Segment operating costs rose $7.2 million (8.4%) in 1994 from the comparable 1993 amount. Approximately $3.3 million of the increase was directly attributable to the rise in the cost of this Segment's principal raw material, recovered newspapers (ONP). During 1994, increased domestic and foreign market demand for ONP resulted in dramatic price rises which, for the Company's newsprint operations, had the effect of increasing the average monthly cost per ton of ONP from $44 in January 1994 to $70 in December 1994. For the full year the average annual cost per ton of ONP rose by nearly 22%, to $52 in 1994. In addition, employee compensation and benefit costs rose $.7 million (3%), and energy costs increased a similar $.7 million (3%) on both fuel price and consumption increases. Together, these and other operating cost increases more than offset the effect of declines in insurance expense (principally workers' compensation).

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


                             OTHER INCOME (EXPENSE)
                             ----------------------

The principal components of other income (expense) are interest on Company indebtedness, investment income or (loss) from the Company's unconsolidated affiliates, and in 1994, the gain on sale of the Company's investment in Garden State Newspapers, Inc. (GSN).


1995 Compared to 1994

Interest expense decreased 8.4% in 1995, to $15.5 million from $16.9 million in 1994. The decrease was primarily attributable to the significant decline in debt during the first nine months of 1995,

from $172.5 million at the beginning of the year to $128.75 million by the end of September. In late October 1995, additional debt of approximately $207 million was incurred in connection with the acquisition of VNI (discussed elsewhere in this report). Despite this late-year increase in debt, average debt outstanding for the full year declined approximately $16 million (from a 1994 average of $204 million). The Company's effective borrowing rate throughout the year remained relatively stable. The net decrease in average debt outstanding was directly attributable to increased cash flow, partially offset by the increase in funds borrowed late in the year to finance the VNI acquisition. In 1996, interest costs are expected to increase by approximately 20% due to a higher average level of debt outstanding anticipated for the year.

The Company's investment income from unconsolidated affiliates rose in 1995 to $19 million from $2.9 million in 1994. The most significant portion of the increase resulted from the Company's share of the operating results of its Southeast Paper Manufacturing Company (SEPCO) newsprint affiliate, which increased to a profit of $12.8 million from a loss of $1.6 million in 1994. In 1995, SEPCO established new annual records for income, production and shipments. Record income in 1995 was a reversal from three prior years of losses. SEPCO, like the Company's wholly owned newsprint operations, benefited from the significant improvement in newsprint selling prices during 1995. For the year, SEPCO's average realized selling price approximated $578 per ton compared to $406 per ton in 1994. Sales volume remained steady, increasing .8%. The growth in revenues more than offset a significant increase in production costs, principally the result of rising ONP costs. As noted at the Company's wholly owned newsprint operations, some moderation in ONP prices began during the latter portion of 1995.

Income earned from the Company's Denver Newspapers, Inc. (DNI), affiliate increased to $6.3 million in 1995, $4.4 million of which was derived from the Company's DNI preferred stock investment, and the remainder from the Company's share of DNI's net income applicable to common stockholders. This compares to $4.6 million of income earned in 1994, $2.5 million of which was derived from the preferred stock investment, and the remainder from the common stock investment. As discussed more fully in Note 3 to the accompanying consolidated financial statements, the Company held no ownership position in DNI until its acquisition of 40% of DNI's common stock in the fourth quarter of 1994, at which time the Company began recognizing 40% of DNI's net income applicable to common stockholders. Prior to that time, the Company had only recognized income from its preferred stock investment, acquired in May 1994. Consequently, the Company's 1994 pretax income includes only one quarter's worth of its share of DNI's earnings and the recognition of seven months' income from its DNI preferred stock investment. The share of DNI's net income applicable to common stockholders recognized by the Company in 1995 reflects a decline in DNI's operating margins, principally the result of the significant and continuing increases in the price of newsprint, which more than exceeded DNI's strong revenue growth (paced by retail and classified advertising). However, on a market share basis, DNI continues to do well against its principal competitor, The Rocky Mountain News, and expects to benefit from that competitor's decision to pull back from statewide circulation.

Other income, net, increased to $5.2 million in 1995 from a loss of $.8 million in 1994. The improvement was primarily due to the previously mentioned $3.6 million gain on the sale of the Company's interest in a Mexican newsprint affiliate and to a $1 million rise in interest income earned on short-term cash equivalent securities due to higher investable balances.


1994 Compared to 1993

Interest expense decreased 20.3% in 1994, to $16.9 million from $21.3 million in 1993. The decrease was primarily attributable to the significant decline in outstanding debt, which averaged $204 million in 1994 compared to $292 million in 1993. The effect of this 30% decrease in average outstanding debt, together with a comparative increase of $.5 million in the amount of interest capitalized

(primarily related to the new Winston-Salem production facility), more than offset the effect of a two percentage point increase in the Company's effective borrowing rate which rose to 9.2% in 1994 from 7.2% in 1993. The decrease in average debt outstanding was directly attributable to increased cash flow and net income, both of which benefited significantly from the sale of the Company's GSN investment (see following discussion).

The Company's investment income from unconsolidated affiliates rose to $2.9 million in 1994 from a loss of $1 million in 1993. Two significant events related to the Company's unconsolidated affiliates occurred in 1994. First, on May 20, 1994, the Company sold its investment in GSN for cash of $63 million and the 9% Cumulative Preferred Stock ($30 million par value) of Denver Newspapers, Inc. (DNI), which had a fair value on that date of $34 million. Second, on September 28, 1994, the Company exercised an option, for $40,000, to purchase 40% of the common stock of DNI, the parent company of The Denver Post. Consequently, during the second quarter of 1994 the Company began to recognize investment income from its DNI preferred stock and, effective with the fourth quarter of 1994, the Company began recognizing in its earnings 40% of DNI's net income applicable to common stockholders.

The increase in investment income from unconsolidated affiliates was wholly attributable to the recognition, beginning in 1994, of income from the Company's investment in the common and preferred stock of DNI, which more than offset the increased year-over-year loss from Southeast Paper Manufacturing Company (SEPCO). Investment income earned on the DNI preferred stock investment, which has an effective yield of 12%, amounted to $2.55 million. Combined with an additional $2.04 million recognized in the fourth quarter of 1994, representing the Company's 40% equity in DNI's earnings applicable to common stockholders, total pretax income from its DNI investment in 1994 approximated $4.6 million. DNI's revenues and net income for the one-quarter period ended December 25, 1994, rose 16.1% and 68.6%, respectively, from the prior comparable period (a period during which the Company had no DNI ownership position), aided by strong retail and classified advertising revenues. Circulation revenue declined 7% from the comparable year-ago period, largely the result of selective, competitive rate reductions which more than offset the effect of daily and Sunday average volume increases of 3.7% and .3%, respectively.

In 1994, the Company's SEPCO newsprint affiliate reported a net loss, although a reduction in its fourth quarter loss, to $.8 million from a $2.8 million loss in the comparable 1993 period, reflected significant improvement. As was the case with the Company's wholly owned newsprint operations, the beginning of 1994 at SEPCO was characterized by weak demand and steeply discounted newsprint selling prices. However, demand firmed-up during the year enabling SEPCO to decrease its selling price discounts, with the last 1994 discount reduction becoming effective in December. For the year, SEPCO's average realized selling price approximated $406 per ton, compared to $407 per ton in 1993, and sales volume increased by 12,900 tons, up 2.8%. The resulting volume-generated revenue increase was insufficient to return SEPCO to profitability in 1994 as increased costs for ONP and other raw materials, together with increased energy and repair and maintenance costs, had an essentially offsetting effect. See Note 3 to the accompanying consolidated financial statements for additional information regarding the Company's investments in unconsolidated affiliates.

                                   NET INCOME
                                   ----------

1995 Compared to 1994

Excluding the 1995 gain on the sale of the Company's interest in a Mexican newsprint affiliate ($2.5 million or $.09 per share) and the 1994 second quarter gain ($83.3 million or $3.17 per share) on the sale of the Company's investment in GSN (see Note 3 to the accompanying consolidated financial statements for a further discussion of the GSN and Mexican newsprint affiliate sales), net income was $50.7 million ($1.92 per share) in 1995 compared to $33.7 million ($1.28 per share) in 1994, an increase of 50.3%. Net income as reported was $53.2 million ($2.01 per share) in 1995 compared to $117 million ($4.45 per share) in 1994. The earnings impact of VNI was not significant to the Company's 1995 net income.

The following discussion focuses on the pretax operating income of each of the Company's significant business segments (excluding VNI) and on income taxes.

Total operating income for the Newspaper Segment declined 18.2% in 1995, to $25.8 million from $31.5 million in 1994. Excluding VNI, Newspaper Segment operating income declined 27%. Revenue growth, up 5.7% on the strength of classified advertising, was more than offset by a 9.4% increase in operating costs, largely due to a 32.7% rise in newsprint cost (due to price), together with other operating cost increases.

Broadcast Television Segment operating income rose 22% in 1995, to $25.2 million from $20.6 million in 1994. Solid improvement in advertising revenues at WFLA-TV in Tampa, and at WJKS-TV in Jacksonville, led by automotive spending, more than offset a 5.8%

increase in operating costs, up mainly due to increased programming expenses.

Cable Television Segment operating income decreased 22.2% in 1995, to $10.7 million from $13.7 million in 1994. An 8.8% rise in revenues, the result of both rate and subscriber count increases, was more than offset by a 13.3% increase in operating costs, largely the result of increases in depreciation expense and programming costs.

Newsprint Segment operating income rose to $11.8 million in 1995 from $.5 million in 1994. The rise was due to improved newsprint selling prices which produced a 1995 revenue increase of 36.8%. The solid revenue growth more than offset a 25.9% increase in operating costs, due chiefly to the 131% rise in the cost of ONP.

Excluding gains and related income taxes applicable to the Company's 1995 sale of its interest in a Mexican newsprint affiliate and the 1994 sale of its investment in GSN, income tax expense for 1995 rose $9.7 million (54.6%) on a pretax earnings increase of $26.7 million (51.8%). The Company's effective tax rate, excluding the previously mentioned gain items, rose slightly to 35% in 1995 from 34.4% in 1994. Reported income tax expense for 1995 increased $2.5 million (9.7%), to $28.5 million in the current year compared to $26 million in 1994 on a 42.8% decrease in reported pretax earnings. See Note 6 to the accompanying consolidated financial statements for additional information regarding income taxes.

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

Broadcast Television Segment operating income rose 44.6% in 1994, to $20.6 million from $14.3 million in 1993. Paced by WFLA-TV, the improvement resulted primarily from a combined revenue increase of 15.4% on strong local, national and political advertising growth, which more than offset increased operating expenses, up 4.4% for the year.

Cable Television Segment operating income declined 34.5% in 1994, to $13.7 million from $20.9 million in 1993. The combined effects of the 1992 Cable Act, including a 23-month rate freeze (from February 1, 1993 to December 31, 1994) at the Company's Fairfax Cable system, together with increases in programming and other direct costs which could not be recouped through regulated rates, led to the decline.

Newsprint Segment operating income declined to $.5 million in 1994 from $5.7 million in 1993. The decrease was primarily attributable to the results of the Company's Garden State Paper newsprint mill and, to a lesser extent, to the 1994 reduction in option fee income from the Company's Mexican newsprint affiliate. At Garden State, the decline was principally attributable to a 7.4% increase in operating expenses, largely the result of the increased cost of its primary raw material, ONP, the effect of which more than offset a 2% increase in revenues. Additionally, the scheduled termination, in October 1994, of option fees from a Mexican newsprint affiliate, which resulted in a $.6 million decrease in 1994 option fee income (to $2.9 million from $3.5 million in 1993), was also a contributing factor to the decline in operating income.

Income tax expense for 1994 increased $12.8 million (97.2%), to $26 million in the current year compared to $13.2 million in 1993. The increase was attributable to two factors: the $91.5 million pretax gain on the sale of the Company's investment in GSN which resulted in $8.2 million of income tax expense and the improved operating income for the year. Excluding the effect of the GSN sale, 1994 pretax income approximated $51.4 million and associated income tax expense was $17.7 million, resulting in a 1994 effective income tax rate of 34.4%. This compares with 1993 pretax income of $38.9 million, associated income tax expense of $13.2 million, and a 1993 effective tax rate of 33.9%. The slight rise in the 1994 effective tax rate resulted principally from a decrease in the favorable tax effect of certain insurance programs.


                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------

Funds generated by operating activities during 1995 rose $.5 million (.5%), to $103.3 million. The slight rise was attributable to increased net income (excluding the effect of the 1994 GSN sale), largely offset by the increased level of funds invested in current assets (particularly ONP and newsprint inventories, due to price increases) and to the comparative increase in the level of funds applied to reduce accounts payable and other current liabilities. The $103.3 million of funds generated by operating activities in 1995, combined with proceeds from short-term investments and $207 million of additional long-term borrowings, were used to fund the $232 million acquisition of VNI (discussed more fully in Note 2 to the accompanying consolidated financial statements and elsewhere in this report), to curtail $52.75 million of long-term debt (including $43.75 million due under the 9.27% notes), and to fund capital expenditures and dividends to stockholders of $29.1 million and $12.7 million, respectively. The $29.1 million of capital expenditures made during the year included $13 million for the continued growth and expansion of the Fairfax Cable system.

The Company's total debt outstanding rose $154.25 million to $326.75 million at December 31, 1995, from $172.5 million at the end of 1994, principally as a result of the late 1995 acquisition of VNI. Although capital expenditures are expected to increase during 1996 to approximately $66 million, barring unexpected funds requirements, the Company anticipates that it will be able to reduce its debt level in 1996.

At December 31, 1995, the Company had unused credit lines of $130 million available under a committed five-year revolving credit facility with eight banks. Additionally, the Company has an agreement with an insurance company which makes available to the Company, on an uncommitted basis, the opportunity to borrow up to $150 million under senior notes at prevailing interest rates. Together, these available funds will ensure continued flexibility should unexpected needs arise.


                                OUTLOOK FOR 1996
                                ----------------

While some economic indicators appear to be mixed, we believe the economy is fundamentally sound and, as 1996 also brings with it both a Presidential election and the Olympics, this year should be another good one for Media General.

Media General, Inc., Quarterly Review
(In thousands, except per share amounts)

                                   First          Second           Third          Fourth
                                  Quarter         Quarter         Quarter         Quarter
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
1995
Revenues                     $    165,154    $    173,479    $    168,458    $    200,675
Operating income                   15,902          20,310          11,475          25,306
Net income                         12,675          13,189           8,848          18,520
Net income per share                 0.48            0.50            0.33            0.70
------------------------------------------------------------------------------------------
Shares traded                       1,732             945           1,482           1,848
Stock price range            $27.50-32.63    $30.50-33.50    $31.25-37.38    $27.75-35.75
Quarterly dividend paid      $       0.12    $       0.12    $       0.12    $       0.12
------------------------------------------------------------------------------------------

1994
Revenues                     $    149,390    $    154,608    $    155,192    $    167,057
Operating income                   12,439          18,452          15,632          19,728
Net income                          3,949          92,889           8,022          12,149
Net income per share                 0.15            3.54            0.30            0.46
------------------------------------------------------------------------------------------
Shares traded                       1,481           1,073           1,051           1,554
Stock price range            $24.88-29.38    $21.75-28.50    $25.63-29.88    $27.50-29.88
Quarterly dividend paid      $       0.11    $       0.11    $       0.11    $       0.11
------------------------------------------------------------------------------------------

    * Media General, Inc., Class A common stock is listed on the American Stock Exchange under the symbol MEG.A.  The approximate number of equity security holders of record at February 29, 1996, was:  Class A common - 2,523, Class B common - 17.

    * Fourth quarter 1995 was a 14 week period and includes the results of operations of Virginia Newspapers, Inc., acquired October
      26, 1995.

    * First quarter 1995 results include $3.6 million ($2.5 million after-tax; $0.09 per share) from the sale of the Company's interest in a Mexican newsprint operation.

    * Second quarter 1994 includes a gain of $91.5 million ($83.3 million after-tax; $3.17 per share) related to the sale of the
      Company's investment in Garden State Newspapers, Inc., in May 1994, for $63 million in cash and Denver Newspapers, Inc., preferred stock valued at $34 million.

Media General, Inc., Ten-Year Financial Summary
(In thousands, except per share amounts)
Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.
                                               1995        1994        1993        1992
------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues (d)                     $  707,766    $626,247    $600,824    $577,659
------------------------------------------------------------------------------------------
Operating income (a)(d)                    $   72,993    $ 66,251    $ 60,303    $ 42,613

    Gain on sale of Garden State
      Newspapers investment                       ---      91,520         ---         ---

    Interest expense                          (15,522)    (16,948)    (21,274)    (17,559)
    Investment income (loss) -
      unconsolidated affiliates                19,034       2,935        (990)     (4,926)
    Other, net                                  5,204        (789)        835       6,131
                                           -----------   ---------   ---------   ---------
  Income (loss) before income taxes
    and cumulative effect of changes
      in accounting principles                 81,709     142,969      38,874      26,259
  Income taxes                                (28,477)    (25,960)    (13,166)     (7,946)
  Cumulative effect of changes in
    accounting principles (b)                     ---         ---         ---         687
                                           -----------   ---------   ---------   ---------
  Net income (loss)                        $   53,232    $117,009    $ 25,708    $ 19,000
==========================================================================================

Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles    $     2.01    $   4.45    $   0.98    $   0.70
  Cumulative effect of changes in
    accounting principles                         ---         ---         ---        0.03
------------------------------------------------------------------------------------------
  Net income (loss)                        $     2.01    $   4.45    $   0.98    $   0.73
  Cash dividends                                 0.48        0.44        0.44        0.44
  Common stock price
    High                                        37.38       29.88       30.63       22.63
    Low                                         27.50       21.75       16.88       14.50
  Stockholders' equity                          14.25       12.68        8.59        8.04
==========================================================================================
Other Financial Data:
  Total assets                             $1,016,743    $787,165    $745,242    $787,425
  Working capital                              22,938      14,833       9,551       9,657
  Capital expenditures                         29,076      56,919      32,837      92,319
  Total debt                                  326,750     172,500     261,756     320,506
  Stockholders' equity                        377,111     333,363     225,434     209,941
  Total debt/total capital ratio                 46.4%       34.1%       53.7%       60.4%
  Shares outstanding at fiscal
    year-end                                   26,462      26,296      26,252      26,099
==========================================================================================




(a)Operating income includes the following pretax special charges:  1991-$11.3 million for an early retirement program and newspaper merger costs; 1989-$10.3 million for the write-off of unrecovered costs related to a lawsuit against William B. Tanner and others; 1988-$66.3 million primarily related to the Company's discontinuance of Broadcast Services operations; 1986-$30.8 million related to the write-off of certain newspaper, broadcast television and other assets.

(b)Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement
   Benefits Other Than Pensions" and the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which increased 1992 net income by $15.1 million ($0.58 per share), which represented the net decrease in the Company's deferred tax liability at that date.

(c)Per share data is restated for the 1987 stock split.

(d)In December 1988, the Company discontinued its Broadcast Services operations and sold its media placement division, and agreed to dispose of its West Coast newsprint mill and related operations.  Revenues for 1988 include disposed broadcast operation revenues of $62.4 million and disposed newsprint operation revenues of $74.3 million.  Operating income for 1988 includes disposed broadcast operation operating losses of $59.3 million and disposed newsprint operation operating profits of $14.8 million

Media General, Inc., Ten-Year Financial Summary - Continued
(In thousands, except per share amounts)
                                               1991        1990        1989        1988        1987        1986
------------------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues (d)                       $585,900    $613,667    $595,132    $738,871    $703,148    $625,873
------------------------------------------------------------------------------------------------------------------
Operating income (a)(d)                      $ 36,341    $ 63,825    $ 44,139    $ 15,412    $ 77,638    $ 28,959

    Gain on sale of Garden State
      Newspapers investment                       ---         ---         ---         ---         ---         ---

    Interest expense                          (16,056)    (19,831)    (25,385)    (18,089)    (15,780)    (13,026)
    Investment income (loss) -
      unconsolidated affiliates               (75,640)     (1,303)     10,562      16,507      11,898       8,339
    Other, net                                  2,659         814         684         369         265         415
                                            ----------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before income taxes
    and cumulative effect of changes
      in accounting principles                (52,696)     43,505      30,000      14,199      74,021      24,687
  Income taxes                                 (9,395)    (18,025)     (9,280)     (5,380)    (31,100)     (7,580)
  Cumulative effect of changes in
    accounting principles (b)                     ---         ---         ---         ---         ---         ---
                                             ---------   ---------   ---------   ---------   ---------   ---------
  Net income (loss)                          $(62,091)   $ 25,480    $ 20,720    $  8,819    $ 42,921    $ 17,107
==================================================================================================================
Per Share Data: (b)(c)
  Income (loss) before cumulative effect
    of changes in accounting principles      $  (2.39)   $   0.98    $   0.80    $   0.31    $   1.50    $   0.60
  Cumulative effect of changes in
    accounting principles                         ---         ---         ---         ---         ---         ---
------------------------------------------------------------------------------------------------------------------
  Net income (loss)                          $  (2.39)   $   0.98    $   0.80    $   0.31    $   1.50    $   0.60
  Cash dividends                                 0.44        0.44        0.42        0.39        0.34        0.30
Common stock price
    High                                        22.88       31.63       40.00       49.00       48.25       24.69
    Low                                         16.63       15.38       30.38       33.75       21.31       18.00
  Stockholders' equity                           7.74       10.58       10.02        9.80       12.34       11.15
==================================================================================================================
Other Financial Data:
  Total assets                               $762,311    $775,944    $782,657    $852,764    $823,094    $740,485
  Working capital                               3,668      21,333      62,210      55,488      60,439      52,459
  Capital expenditures                        115,383      73,686      69,117      77,717      80,593     100,314
  Total debt                                  277,202     234,565     275,928     274,985     234,348     203,711
  Stockholders' equity                        201,868     273,818     258,637     252,419     348,431     314,459
  Total debt/total capital ratio                 57.9%       46.1%       51.6%       52.1%       40.2%       39.3%
  Shares outstanding at fiscal
    year-end                                   26,071      25,874      25,806      25,751      28,233      14,101
==================================================================================================================


