Form 10-K, Exhibit 13
period 1996-12-29
MEDIA GENERAL INC
filed 1997-03-27
CIK 216539

Media General, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

                                                                                      Fiscal Years Ended
                                                                     ----------------------------------------------------
                                                                     December 29,        December 31,       December 25,
                                                                         1996               1995                1994
                                                                                         (53 weeks)
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $        765,105    $       707,766     $       626,247

Operating costs:

   Production costs                                                        410,659            391,940             332,557
   Selling, distribution and administrative                                187,059            182,243             171,989
   Depreciation and amortization                                            64,951             60,590              55,450
-------------------------------------------------------------------------------------------------------------------------
     Total operating costs                                                 662,669            634,773             559,996
-------------------------------------------------------------------------------------------------------------------------

Operating income                                                           102,436             72,993              66,251
-------------------------------------------------------------------------------------------------------------------------

Other income (expense):

   Gain on sale of Garden State Newspapers investment                          ---                ---              91,520

   Interest expense                                                        (21,267)           (15,522)            (16,948)
   Investment income (loss) - unconsolidated affiliates:
     Southeast Paper Manufacturing Co.                                      19,508             12,780              (1,647)
     Denver Newspapers, Inc.:
       Equity in net income                                                  2,704              1,817               2,037
       Preferred stock income                                                4,976              4,437               2,545
   Other, net                                                                1,381              5,204                (789)
--------------------------------------------------------------------------------------------------------------------------
     Total other income                                                      7,302              8,716              76,718
-------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                 109,738             81,709             142,969
-------------------------------------------------------------------------------------------------------------------------

Income taxes                                                                39,240             28,477              25,960
-------------------------------------------------------------------------------------------------------------------------

Net income                                                        $         70,498    $        53,232     $       117,009
=========================================================================================================================

Earnings per common share and equivalent                          $           2.65    $          2.01     $          4.45
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30. Weighted average common shares and equivalents were 26,576, 26,482 and 26,283 for 1996, 1995 and 1994, respectively.

Media General, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares)

ASSETS
                                                                                   December 29,             December 31,
                                                                                       1996                     1995
-------------------------------------------------------------------------------------------------------------------------
Current assets:

   Cash                                                                         $           4,471           $       3,367
   Accounts receivable (less allowance for doubtful
     accounts 1996 - $5,271; 1995 - $4,530)                                                81,513                  76,532
   Inventories                                                                             16,329                  20,380
   Other                                                                                   25,905                  25,812
                                                                                -----------------       -----------------
     Total current assets                                                                 128,218                 126,091
-------------------------------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                                  113,872                 102,284
-------------------------------------------------------------------------------------------------------------------------

Other assets                                                                               38,493                  42,718
-------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:

   Land                                                                                    22,711                  22,789
   Buildings                                                                              151,834                 153,182
   Machinery and equipment                                                                811,388                 796,451
   Construction in progress                                                                11,642                  10,121
   Accumulated depreciation                                                              (527,597)               (484,411)
                                                                                -----------------       -----------------
     Net property, plant and equipment                                                    469,978                 498,132
-------------------------------------------------------------------------------------------------------------------------

Excess of cost of businesses acquired over equity in net assets
   (less accumulated amortization 1996 - $16,091; 1995 - $9,429)                          274,923                 247,518
-------------------------------------------------------------------------------------------------------------------------









Total assets                                                                    $       1,025,484       $       1,016,743
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.


LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   December 29,             December 31,
                                                                                       1996                     1995
-------------------------------------------------------------------------------------------------------------------------
Current liabilities:

   Accounts payable                                                             $          30,154       $          25,324
   Accrued expenses and other liabilities                                                  72,310                  72,764
   Income taxes payable                                                                     1,381                   5,065
   Short-term borrowings                                                                   11,000                     ---
                                                                                -----------------       -----------------
     Total current liabilities                                                            114,845                 103,153
-------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                            265,000                 326,750
-------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                     102,055                 102,884
-------------------------------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                                    106,344                 106,845
-------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 10 and 11)

Stockholders' equity:

   Preferred stock ($5 cumulative convertible), par value $5 per share:
     Authorized 5,000,000 shares; none outstanding

   Common stock, par value $5 per share:
     Class A, authorized 75,000,000 shares; issued
       25,950,287 and 25,905,237 shares                                                   129,751                 129,526
     Class B, authorized 600,000 shares; issued
       556,574 shares                                                                       2,783                   2,783
   Additional paid-in capital                                                              11,393                  10,068
   Unearned compensation                                                                   (1,254)                 (2,573)
   Retained earnings                                                                      294,567                 237,307
                                                                                -----------------       -----------------
     Total stockholders' equity                                                           437,240                 377,111
-------------------------------------------------------------------------------------------------------------------------




Total liabilities and stockholders' equity                                      $       1,025,484       $       1,016,743
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except shares and per share amounts)


                                                         Common Stock           Additional
                                                    -----------------------       Paid-in       Unearned        Retained
                                                    Class A         Class B       Capital     Compensation      Earnings
---------------------------------------------------------------------------------------------------------------------------
Balance at December 26, 1993                     $     128,475  $       2,786   $       5,967  $      (3,108) $      91,314
   Net income ($4.45 per share)                            ---            ---             ---            ---        117,009
   Cash dividends ($0.44 per share)                        ---            ---             ---            ---        (11,553)
   Exercise of options on 55,554
     Class A shares                                        278            ---             684            ---            ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                                     ---            ---             270            ---            ---
   Issuance of 4,629 Class A shares
     under dividend reinvestment plan                       23            ---             100            ---            ---
   Exchange of 580 Class B shares
     for Class A shares                                      3             (3)            ---            ---            ---
   Amortization and forfeitures
     of unearned compensation                              (80)           ---            (234)         1,432            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 25, 1994                           128,699          2,783           6,787         (1,676)       196,770
---------------------------------------------------------------------------------------------------------------------------
   Net income ($2.01 per share)                            ---            ---             ---            ---         53,232
   Cash dividends ($0.48 per share)                        ---            ---             ---            ---        (12,695)
   Exercise of options on 81,436
     Class A shares                                        407            ---             699            ---            ---
   Issuance of 88,305 Class A shares
     under restricted stock plan                           442            ---           2,050         (2,492)           ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                                     ---            ---             557            ---            ---
   Issuance of 5,646 Class A shares under
     dividend reinvestment plan                             28            ---             149            ---            ---
   Amortization and forfeitures of
     unearned compensation                                 (50)           ---            (174)         1,595            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 31, 1995                           129,526          2,783          10,068         (2,573)       237,307
---------------------------------------------------------------------------------------------------------------------------
   Net income ($2.65 per share)                            ---            ---             ---            ---         70,498
   Cash dividends ($0.50 per share)                        ---            ---             ---            ---        (13,238)
   Purchase and retirement of 44,212
     Class A shares                                       (221)           ---          (1,238)           ---            ---
   Exercise of options on 88,621
     Class A shares                                        443            ---           1,470            ---            ---
   Income tax benefits relating to
     restricted shares and exercised
     options                                               ---            ---           1,016            ---            ---
   Issuance of 5,408 Class A shares
     under dividend reinvestment plan                       27            ---             149            ---            ---
   Amortization and forfeitures of
     unearned compensation                                 (24)           ---             (72)         1,319            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 29, 1996                     $     129,751  $       2,783   $      11,393  $      (1,254) $     294,567
===========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                                                      Fiscal Years Ended
                                                                     ----------------------------------------------------
                                                                     December 29,        December 31,       December 25,
                                                                         1996               1995                1994
                                                                                         (53 weeks)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:

   Net income                                                     $         70,498    $        53,232     $       117,009
   Adjustments to reconcile net income:
     Depreciation and amortization                                          64,951             60,590              55,450
     Deferred income taxes                                                  (1,733)             4,271               4,704
     Provision for doubtful accounts                                         5,084              4,188               2,690
     Investment income - unconsolidated affiliates                         (27,188)           (19,034)             (2,935)
     Distribution from unconsolidated newsprint
       affiliate                                                            15,600                ---                 ---
     Gain on sale of Garden State Newspapers
       investment                                                              ---                ---             (91,520)
     Change in assets and liabilities:
       Accounts receivable and inventories                                  (1,979)           (16,730)            (10,539)
       Other current assets                                                  1,780             (3,814)              8,010
       Accounts payable, accrued expenses
         and other liabilities                                              (1,745)            11,959              10,042
       Other, net                                                            1,235              8,641               9,923
                                                                  ----------------    ---------------     ---------------
Net cash provided by operating activities                                  126,503            103,303             102,834
-------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:

   Purchase of businesses                                                  (40,024)          (231,900)                ---
   Capital expenditures                                                    (28,510)           (29,076)            (56,919)
   Change in restricted bond proceeds held in trust                            550              2,668               3,365
   Other, net                                                                5,944              3,871               1,645
   Net proceeds from sale of Garden State
     Newspapers investment                                                     ---                ---              57,520
                                                                  ----------------    ---------------     ---------------
Net cash provided (used) by investing activities                           (62,040)          (254,437)              5,611
-------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:

   Increase in long-term debt                                               38,000            207,000                 ---
   Payment of long-term debt                                               (88,750)           (52,750)            (89,256)
   Cash dividends paid                                                     (13,238)           (12,695)            (11,553)
   Other, net                                                                  629              1,283               1,085
                                                                  ----------------    ---------------     ---------------
Net cash provided (used) by financing activities                           (63,359)           142,838             (99,724)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                         1,104             (8,296)              8,721
Cash and cash equivalents at beginning of year                               3,367             11,663               2,942
                                                                  ----------------    ---------------     ---------------
Cash and cash equivalents at end of year                          $          4,471    $         3,367     $        11,663
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

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

     The Company's fiscal year ends on the last Sunday in December. Results for 1996 and 1994 are for the 52 week periods ended December 29, 1996, and December 25, 1994, respectively, while results for 1995 are for the 53 week period ended December 31, 1995.

Note 2:  Acquisitions

     On August 1, 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee, a daily newspaper in Virginia. Also, on May 15, 1996, the Company acquired, for approximately $2 million, Professional Communications Systems, a provider of equipment and studio design services for television stations. The results of operations of these businesses, since their respective dates of acquisition, have been included in the Company's consolidated results of operations and are not material.

     On October 26, 1995, the Company acquired for approximately $232 million the assets of several Virginia newspapers (Virginia Newspapers) from Worrell Enterprises, Inc., and its affiliates. Daily and Sunday newspaper properties acquired included The News & Advance in Lynchburg, The Daily Progress in Charlottesville, the Culpeper Star-Exponent in Culpeper and the Suffolk News-Herald in Suffolk. In addition, the acquisition included a number of weekly and other publications. Virginia Newspapers' results of operations have been included in the Company's consolidated results of operations since the date of acquisition. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. The amount allocated to cost in excess of net assets acquired was $205 million, to other intangibles (principally subscription lists) was $14 million, and to other assets, net (principally property, plant and equipment) was $13 million. Cost in excess of net assets acquired and other intangibles are being amortized on a straight-line basis over lives ranging from 10-35 years. The unaudited consolidated results of operations on a pro forma basis, as though the Virginia Newspapers had been acquired as of the beginning of fiscal year 1995, would not have been materially different from the reported results of operations.

Note 3:  Investments in Unconsolidated Affiliates

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

     On May 20, 1994, the Company sold its 40% common equity interest in Garden State Newspapers, Inc. (GSN), a domestic daily and weekly newspaper company, along with its GSN Series A and Series C Preferred Stock, for $63 million in cash. Additionally, in exchange for the GSN Series B Preferred Stock previously owned by the Company, the Company received 1,200 shares of $25,000 par, 9% Cumulative Preferred Stock of DNI (previously owned by GSN), which included accumulated and unpaid dividends of approximately $17.4 million. The preferred stock was valued at $34 million, net of an unamortized discount of $27.3 million, based on an imputed discount rate of approximately 12% and a redemption date of June 30, 1999. The sale of GSN resulted in a gain of $91.5 million ($83.3 million after-tax; $3.17 per share).

     Summarized financial information for these investments accounted for by the equity method follows:

Southeast Paper Manufacturing Company:

(In thousands)                                                                          1996              1995
-------------------------------------------------------------------------------------------------------------------
Current assets                                                                      $      74,269    $       87,498
Noncurrent assets                                                                         309,550           325,135
Current liabilities                                                                        60,706            63,564
Noncurrent liabilities                                                                    139,256           176,938
-------------------------------------------------------------------------------------------------------------------

(In thousands)                                                         1996             1995              1994
-------------------------------------------------------------------------------------------------------------------
Net sales                                                         $      277,543    $     290,980    $      195,599
Gross profit                                                              93,150           75,274            29,497
Net income (loss)                                                         58,525           38,341            (5,331)
Company's equity in net income (loss)                                     19,508           12,780            (1,647)
-------------------------------------------------------------------------------------------------------------------





Denver Newspapers, Inc.:

(In thousands)                                                                          1996              1995
-------------------------------------------------------------------------------------------------------------------
Current assets                                                                      $      38,855    $       38,631
Noncurrent assets                                                                          99,770            86,370
Current liabilities                                                                        40,961            35,209
Noncurrent liabilities                                                                     26,867            28,459
Mandatorily redeemable preferred stock                                                     54,300            51,600
-------------------------------------------------------------------------------------------------------------------

(In thousands)                                                         1996             1995              1994
-------------------------------------------------------------------------------------------------------------------

Net sales                                                         $      190,140    $     168,836    $      140,625
Gross profit                                                              74,987           67,800            70,377
Income before cumulative effect of a change
     in accounting principle                                               9,461            7,242            12,560
Net income applicable to common stock                                      6,761            4,542             7,117
Company's equity in net income                                             2,704            1,817             2,037
-------------------------------------------------------------------------------------------------------------------

     The above summarized information for DNI includes its operating results for the 12 month periods ended November 30, 1996, and November 30, 1995, and the 11 month period ended November 30, 1994. Effective with the fourth quarter of 1994, the Company began recognizing, on a one month lag, 40% of DNI's net income applicable to common stockholders. The carrying value of the Company's investment in the DNI mandatorily redeemable preferred stock, which is included in investments in unconsolidated affiliates, was $46 million and $41 million, net of unamortized discounts of $15.3 million and $20.3 million, at December 29, 1996, and December 31, 1995, respectively. The fair value of the preferred stock, which the Company intends to hold until maturity, approximates its carrying value.

Other:

     Retained earnings of the Company at December 29, 1996, includes $20.2 million related to undistributed earnings of unconsolidated affiliates.

Note 4:  Long-Term Debt

     Long-term debt at December 29, 1996, and December 31, 1995, was as follows:

(In thousands)                                                                            1996            1995
------------------------------------------------------------------------------------------------------------------
Revolving credit facility                                                           $     180,000    $     190,000
8.62% senior notes due annually from 1998 to 2002                                          65,000           65,000
7.125% revenue bonds due 2022                                                              20,000           20,000
Bank lines                                                                                    ---            8,000
9.27% notes due annually through 1996                                                         ---           43,750
                                                                                    -------------    -------------
Long-term debt                                                                      $     265,000    $     326,750
==================================================================================================================


     In December 1996, the Company entered into a seven-year revolving credit facility committing a syndicate of banks to lend the Company up to $1.2 billion. This new facility has mandatory commitment reductions of 25% at the end of 2001 and 2002. Interest rates under the facility are typically based on London Interbank Offered Rate (LIBOR) plus a margin ranging from .225% to .75% (.225% at December 29, 1996), based on the Company's debt to cash flow ratio (leverage ratio), as defined. Under this facility, the Company pays commitment fees (.1% at December 29, 1996) on the unused portion of the facility at a rate based on its leverage ratio. The new facility replaces a $320 million revolving credit facility with interest rates based on LIBOR.

     The Company has an agreement, which expires in February 1998, with an insurance company which permits the Company to borrow up to an additional $150 million under senior notes on an uncommitted basis. The notes can have a maximum maturity of 15 years with interest rates determined by market conditions at the time of issuance. No borrowings were outstanding under this agreement at December 29, 1996.

     In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to .125% plus a margin (.225% at December 29, 1996) based on the Company's leverage ratio per annum on outstanding bond principal and interest payable. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds were restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey.

     The Company's debt covenants contain a minimum net worth requirement ($385 million at December 29, 1996), and require the maintenance of an interest coverage ratio, as defined. Also, the facility requires the Company's leverage ratio not to exceed 5.25 initially, with decreases each year until 2000 when it must not exceed 3.5 thereafter. Long-term debt maturities during the five years subsequent to December 29, 1996, aggregating $52,000,000, are as follows: 1997 -- none; 1998 -- $13,000,000; 1999 -- $13,000,000 ; 2000 -- $13,000,000; 2001 --
$13,000,000.

     At December 31, 1995, the Company had borrowings of $8 million from available uncommitted bank demand lines and amounts outstanding under the 9.27% notes due in 1996, which were classified as long-term debt in accordance with the Company's intention and ability to refinance the obligations on a long-term basis.

     In October 1995, the Company entered into three interest rate swap agreements totaling $200 million with maturities of three to five years which effectively convert the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 6.1% at December 29, 1996. The Company enters into interest rate swap agreements to manage interest cost and risk associated with increasing variable interest rates. Amounts which are due to or from interest rate swap counterparties are recorded in interest expense in the period in which they accrue. The Company's exposure to credit loss on its interest rate swap agreements in the event of nonperformance by the counterparties is believed to be remote due to the Company's requirement that counterparties have a strong credit rating.

     Estimated fair values of the Company's financial instruments are as follows:

(In thousands)                                                   1996                           1995
----------------------------------------------------------------------------------------------------------------
                                                        Carrying         Fair         Carrying           Fair
                                                         Amounts         Value         Amounts           Value
----------------------------------------------------------------------------------------------------------------
Assets:

    Investment in DNI Preferred Stock (Note 3)        $   45,958       $   45,958     $   40,982       $  40,982
    Interest rate swap agreements                            ---            1,005            ---             ---
Liabilities:
    Long-term debt:
         Revolving credit facility                       180,000          180,000        190,000         190,000
         8.62% senior notes                               65,000           68,512         65,000          71,401
         7.125% revenue bonds                             20,000           22,502         20,000          22,677
         Bank lines                                          ---              ---          8,000           8,000
         9.27% notes                                         ---              ---         43,750          45,269
    Interest rate swap agreements                            ---              ---            ---           3,315
    Short-term bank lines                                 11,000           11,000            ---             ---
----------------------------------------------------------------------------------------------------------------


         The fair value of the Company's investment in DNI Preferred Stock, which is not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The fair values of the interest rate swaps are based on the estimated amounts the Company would receive or pay to terminate the swaps. Fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank demand lines approximate their fair value.

Note 5:  Business Segments

         The Company is a diversified communications company with four principal business segments located primarily in the Southeast United States. At December 29, 1996, the Publishing segment, the Company's largest segment based on assets, included ten daily (four of which were purchased in 1995 and one in 1996) and a number of weekly newspapers and other publications; similarly, the Broadcast Television segment consisted of three television stations. The Cable Television segment includes two cable television operations and a cable advertising unit. The Newsprint segment includes the Company's recycled newsprint operations. Intersegment sales (principally newsprint) comprise less than 1% of consolidated totals and are not shown separately. Corporate assets are principally property, plant and equipment and investments in unconsolidated affiliates.

         Other income, net, for 1995 includes a $3.6 million gain from the sale of the Company's interest in a Mexican newsprint operation.

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

         In 1996, the Company's newspaper and auxiliary operations, which were previously reported as separate segments, have been combined and are now reported as the Publishing segment. Certain prior year financial information has been reclassified to conform with the current year's presentation.

Information as to revenues, profitability and assets is as follows:

(In thousands)                                     1996            1995           1994           1993            1992
------------------------------------------------------------------------------------------------------------------------
Revenues

     Publishing                                $    407,791   $    364,204   $    338,088    $    320,976   $    311,173
     Broadcast Television                            83,445         69,274         62,443          54,121         52,579
     Cable Television                               146,159        134,183        123,305         125,356        117,367
     Newsprint                                      127,710        140,105        102,411         100,371         96,540
------------------------------------------------------------------------------------------------------------------------
         Total                                 $    765,105   $    707,766   $    626,247    $    600,824   $    577,659
========================================================================================================================

Operating profit

     Publishing                                $     49,454   $     25,303   $     31,443    $     19,400   $     15,424
     Broadcast Television                            25,872         25,195         20,647          14,281         11,259
     Cable Television                                24,646         10,654         13,691          20,897         14,653
     Newsprint                                        2,464         11,841            470           5,725          1,277
------------------------------------------------------------------------------------------------------------------------
                                                    102,436         72,993         66,251          60,303         42,613

Gain on sale of Garden State
     Newspapers investment                              ---            ---         91,520             ---            ---

Interest expense                                    (21,267)       (15,522)       (16,948)        (21,274)       (17,559)
Equity in net income (loss) of
     unconsolidated affiliates                       22,212         14,597            390            (990)        (4,926)
Preferred stock income                                4,976          4,437          2,545             ---            ---
Other, net                                            1,381          5,204           (789)            835          6,131
------------------------------------------------------------------------------------------------------------------------
         Income before income taxes            $    109,738   $     81,709   $    142,969    $     38,874   $     26,259
========================================================================================================================


Identifiable assets

     Publishing                                $    602,276   $    589,026   $    367,042    $    354,905   $    368,561
     Broadcast Television                            51,090         52,483         40,697          42,208         47,347
     Cable Television                               149,265        165,933        181,221         186,744        196,035
     Newsprint                                       82,530         86,173         84,042          84,295         85,895
     Corporate                                      140,323        123,128        114,163          77,090         89,587
------------------------------------------------------------------------------------------------------------------------
         Total                                 $  1,025,484   $  1,016,743   $    787,165    $    745,242   $    787,425
========================================================================================================================

Capital expenditures

     Publishing                                $      4,877   $      5,653   $     34,710    $     12,485   $     63,690
     Broadcast Television                             2,269          1,805          1,852           2,227          1,291
     Cable Television                                11,733         17,895         16,371          13,110         12,023
     Newsprint                                        6,504          3,392          3,797           4,413         14,899
     Corporate                                        3,127            331            189             602            416
------------------------------------------------------------------------------------------------------------------------
         Total                                 $     28,510   $     29,076   $     56,919    $     32,837   $     92,319
========================================================================================================================

Depreciation and amortization

     Publishing                                $     29,300   $     24,328   $     22,869    $     23,245   $     20,916
     Broadcast Television                             2,760          2,794          3,066           3,397          3,656
     Cable Television                                26,530         26,914         22,812          23,126         23,586
     Newsprint                                        6,361          6,554          6,703           7,079          6,392
------------------------------------------------------------------------------------------------------------------------
         Total                                 $     64,951   $     60,590   $     55,450    $     56,847   $     54,550
========================================================================================================================

Note 6:  Taxes on Income

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

     The Company's federal income tax returns through fiscal year 1993 have been examined and closed by the Internal Revenue Service. The Company has various state tax returns under examination, the results of which are not expected to be material to the Company's results of operations, financial position or cash flows.

     Significant components of income taxes are as follows:

(In thousands)                                                          1996              1995            1994
-------------------------------------------------------------------------------------------------------------------
Current:

     Federal                                                      $       35,143    $      20,300    $       18,996
     State                                                                 5,830            3,906             2,260
                                                                  --------------    -------------    --------------
                                                                          40,973           24,206            21,256
                                                                  --------------    -------------    --------------
Deferred:

     Federal                                                              (1,885)           4,073             3,645
     State                                                                   152              198             1,059
                                                                  --------------    -------------    --------------
                                                                          (1,733)           4,271             4,704
                                                                  --------------    -------------    --------------
                                                                  $       39,240    $      28,477    $       25,960
===================================================================================================================

     Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 29, 1996, and December 31, 1995, are as follows:

(In thousands)                                                                          1996              1995
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Tax over book depreciation                                                     $     123,649    $      126,231
     Other                                                                                 17,504            13,895
                                                                                    -------------    --------------
Total deferred tax liabilities                                                            141,153           140,126
                                                                                    -------------    --------------
Deferred tax assets:
     Employee benefits                                                                    (35,209)          (34,019)
     Other                                                                                (14,096)          (13,579)
                                                                                    --------------   --------------
Total deferred tax assets                                                                 (49,305)          (47,598)
                                                                                    --------------   --------------

Deferred tax liabilities, net                                                              91,848            92,528
Deferred tax assets included in other current assets                                       10,207            10,356
                                                                                    -------------    --------------
Deferred tax liabilities                                                            $     102,055    $      102,884
===================================================================================================================

     Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:

(In thousands)                                                          1996              1995             1994
-------------------------------------------------------------------------------------------------------------------
Income taxes computed at federal statutory tax rate               $       38,408    $      28,598    $       50,039
Increase (reduction) in income taxes resulting from:

     State income taxes, net of federal income tax benefit                 3,888            2,664             2,261
     Investment income -- unconsolidated affiliates                       (2,150)          (1,751)           (1,283)
     Life insurance plans                                                 (1,772)          (1,674)           (1,525)
     Gain on sale of investment in Garden State Newspapers                   ---              ---           (24,422)
     Other                                                                   866              640               890
                                                                  --------------    -------------    --------------
                                                                  $       39,240    $      28,477    $       25,960
===================================================================================================================

     Net of refunds, in 1996, 1995 and 1994, the Company paid income taxes of $42.9 million, $18.4 million and $9.2 million, respectively. Taxes paid in 1994 are net of $10.8 million of refunds resulting from settlements with the Internal Revenue Service concerning examinations of fiscal years prior to 1992.

Note 7:  Common Stock and Stock Options

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

     In May 1995, shareholders approved the 1995 Long-Term Incentive Plan (LTIP) which reserved and made available 1,300,000 shares of Class A common stock for stock-based awards to key employees, of which 1,000,000 are reserved for nonqualified stock options and 300,000 are reserved for restricted stock. The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restriction and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of award, or earlier if certain performance targets are met. The plan will continue until terminated by the Company.

     Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the 1995 LTIP. The Company will not make any future awards under these plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.


     Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. In 1995, 1993 and 1991, 86,400, 107,600 and 158,400 shares, respectively, were granted under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

     Unearned compensation was recorded at the date of the restricted stock awards based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholder's equity, is being amortized to expense over a vesting period not exceeding ten years, based upon meeting certain performance targets. The amount amortized to expense in 1996, 1995 and 1994 was $1,198,000, $1,361,000 and $1,118,000, respectively.

     In 1996, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted by the provisions of SFAS 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize compensation cost related to its stock option plans.

     The following information is provided solely in connection with the disclosure requirements of SFAS 123. If the Company had elected to recognize compensation cost related to its stock options granted in 1996 and 1995 in accordance with the provisions of SFAS 123, earnings per share would have declined $0.02 and $0.01 in 1996 and 1995, and pro forma net income and earnings per share would have been $69,896,000 and $52,936,000; and $2.63 and $2.00, respectively. These pro forma amounts are not indicative of future effects of applying the provisions of SFAS 123 since a three year vesting period is used to measure pro forma compensation expense and 1996 and 1995 amounts reflect expense for two years and one year of vesting, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.57% and 7.78%; dividend yields of 1.75% and 2.03%; volatility factors of .282 and .324; and an expected life of 8 years.

     A summary of the Company's stock option activity, and related information for the years ended December 29, 1996, December 31, 1995 and December 25, 1994 follows:

                                                                      1996                      1995               1994
                                                    -----------------------------------   --------------      --------------
                                                                        Weighted-Average
Options                                                 Shares           Exercise Price        Shares             Shares
----------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year                          1,038,511             $  24.68          1,022,649            948,583
Granted                                                  130,400                31.81            130,400            149,400
Exercised                                                (88,621)               21.59            (81,436)           (55,554)
Forfeited                                                (13,568)               41.62            (33,102)           (19,780)
                                                   -------------                          --------------      -------------
Outstanding-end of year                                1,066,722                25.59          1,038,511          1,022,649
                                                   -------------                          --------------      -------------

Price Range at end of year                             $2 to $46                               $2 to $46          $2 to $46
Price Range for exercised shares                       $2 to $32                               $2 to $32          $2 to $20
Available for grant at end of year                       869,600                                 310,187            434,985
Exercisable at end of year                               814,622                                 776,711            711,411
Weighted-average fair value of options
   granted during the year                            $    11.44


     The following table summarizes information about stock options outstanding at December 29, 1996:

                                OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
-------------------------------------------------------------------------------      -------------------------------
      Range of          Number          Weighted-Average                               Number
      Exercise        Outstanding           Remaining          Weighted-Average      Exercisable    Weighted-Average
       Prices         at 12/29/96       Contractual Life        Exercise Price       at 12/29/96     Exercise Price
--------------------------------------------------------------------------------------------------------------------
    $       2.50           24,100               *                    $  2.50              24,100         $  2.50
           15.75           63,830              **                      15.75              63,830           15.75
     18.81-20.19          414,167           5 years                    19.50             414,167           19.50
     27.63-31.81          382,825           8 years                    29.21             130,725           27.78
       32.5-46.5          181,800              **                      38.35             181,800           38.35
                    -------------                                                    -----------
       2.50-46.5        1,066,722                                      25.59             814,622           24.24
                    =============                                                    ===========

(*)    exercisable during lifetime of optionee
(**)   exercisable during the continued employment of the optionee and for a three-year period thereafter

Note 8:  Retirement Plans

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

     Net pension cost for 1996, 1995 and 1994 is summarized below.

(In thousands)                                                         1996                1995           1994
-------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                   $        4,568    $       4,067    $        4,632
Interest cost on projected benefit obligation                             11,362           10,973            10,462
Actual return on plan assets                                             (24,566)         (38,363)           (1,179)
Net amortization and deferral                                              8,074           22,490           (13,647)
                                                                  --------------    -------------    --------------
Defined benefit plan expense (credit)                                       (562)            (833)              268
Supplemental retirement plan expense                                       2,705            2,371             2,040
Multi-employer plans expense                                                 627              576               593
                                                                  --------------    -------------    --------------
     Total expense                                                $        2,770    $       2,114    $        2,901
===================================================================================================================

     The non-contributory defined benefit retirement plan's status was as follows:

                                                                                   December 29,      December 31,
(In thousands)                                                                          1996              1995
-------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
     Vested                                                                         $     123,813    $      123,250
     Non-vested                                                                             3,887             4,431
                                                                                    -------------    --------------
         Total accumulated benefit obligation                                       $     127,700    $      127,681
-------------------------------------------------------------------------------------------------------------------

Plan assets at fair value                                                           $     187,611    $      172,710
Projected benefit obligation                                                              155,196           153,711
                                                                                    -------------    --------------
Plan assets in excess of projected benefit obligation                                      32,415            18,999
Unrecognized net gain                                                                     (43,372)          (30,157)
Unrecognized prior service costs                                                            5,053             5,704
Unrecognized net asset from transition                                                     (4,049)           (5,061)
                                                                                    --------------   --------------
Net pension liability                                                               $      (9,953)   $      (10,515)
===================================================================================================================



Assumptions used in determining the funded status of the non-contributory defined benefit retirement plan are as follows:

                                                                     1996               1995              1994
                                                                     ----               ----              ----
Discount rate                                                        7.75%               7.50%             8.00%
Average rate of increase in compensation levels                      4.75%               4.50%             5.00%
Expected long-term rate of return on plan assets                    10.00%              10.00%            10.00%

     At December 29, 1996, and December 31, 1995, the accrued pension cost of the supplemental retirement plan totaled $14.4 million and $12.8 million, respectively, and was included as a liability in the accompanying balance sheet.

     The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of employee contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $4.2 million, $4 million and $3.7 million in 1996, 1995 and 1994, respectively.

Note 9:  Postretirement Benefits

     The Company provides certain health and life insurance benefits for retired employees. Substantially all full-time employees hired before 1992 may become eligible for all or a portion of those benefits if they retire after age 55 with at least ten years of service. Employees hired after 1991 are not eligible for Company paid health care and life insurance benefits at retirement. The postretirement health care plan for participants hired before 1992 and retiring after December 31, 1991, is contributory and contains cost-sharing features. The annual health care benefit paid by the Company is fixed and determined by years of service and retirement age and is limited to $4,500 per employee. Company paid life insurance benefits are based on age and compensation, with a maximum insurance coverage limitation of $50,000 for post-1991 retirees. The Company's policy is to fund postretirement benefits as claims and premiums are paid.

     The following table sets forth components of the accumulated postretirement benefit obligation included in the accompanying balance sheet at December 29, 1996, and December 31, 1995:

(In thousands)                                               Medical Plans              Life Insurance Plans
----------------------------------------------------------------------------------------------------------------
                                                          1996           1995           1996             1995
                                                          ----           ----           ----             ----
Retirees                                              $   12,354       $   11,978     $    5,582       $   5,561
Fully eligible plan participants                             907              163            422             163
Other active plan participants                             8,710            6,213          2,465           2,006
                                                      ----------       ----------     ----------       ---------
Accumulated postretirement benefit obligation             21,971           18,354          8,469           7,730
Unrecognized accumulated net gain (loss)                  (4,368)          (1,407)           647             677
                                                      ----------       ----------     ----------       ---------
Accrued postretirement benefit cost                   $   17,603       $   16,947     $    9,116       $   8,407
================================================================================================================

     Net periodic postretirement benefit cost for 1996, 1995 and 1994 includes the following components:

(In thousands)                                    Medical Plans                               Life Insurance Plans
---------------------------------------------------------------------------------------------------------------------------
                                       1996           1995            1994           1996             1995          1994
                                       ----           ----            ----           ----             ----          ----
Service cost                        $       410    $       324    $       388     $       116    $       114    $       133
Interest cost                             1,620          1,383          1,410             624            570            573
Amortization of net loss                     99            ---            ---              38            ---            ---
                                    -----------    -----------    -----------     -----------    -----------    -----------
Net periodic postretirement
   benefit cost                     $     2,129    $     1,707    $     1,798     $       778    $       684    $       706
===========================================================================================================================

     The annual assumed rate of increase in the health care cost trend rate is 9.75% for 1997 (10.25% for 1996), and is assumed to decrease gradually to 6.25% in 2004 and thereafter for pre-age 65 benefits, and to 5.25% in 2006 and thereafter for age 65 and later benefits. Increasing the health care cost trend rate assumption by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 29, 1996, and December 31, 1995, by approximately $1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 and 1995 by approximately $.1 million.

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.75% and 7.5% for 1996 and 1995, respectively. The average rate of increase in compensation levels used to determine life insurance benefits was 4.75% and 4.5% for 1996 and 1995, respectively.


Note 10: Other

Revenue recognition

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

     Cost in excess of net assets acquired through 1970 (approximately $33 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. Management periodically evaluates the recoverability of cost in excess of net assets acquired by reviewing the current and projected profitability of each of the Company's operations. Amortization of the excess of cost of businesses acquired over equity in net assets and other intangibles was $7,933,000, $3,071,000 and $1,764,000 in 1996, 1995 and 1994,
respectively.

Interest

     In 1996, 1995 and 1994, the Company's interest expense was $21.3 million, $15.5 million and $16.9 million, respectively, which is net of $.3 million, $.4 million and $.8 million of interest costs capitalized for those years. Interest payments, net of amounts capitalized, made during 1996, 1995 and 1994 were $23.3 million, $14.4 million and $19.5 million, respectively.

Inventories

     Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.

Other current assets

         Other  current  assets   include   program  rights  of  $5,809,000  and
$8,246,000 at December 29, 1996 and December 31, 1995, respectively.

Accrued expenses and other liabilities

     Accrued expenses and other liabilities consist of the following:

(In thousands)                                                                          1996              1995
-------------------------------------------------------------------------------------------------------------------
Payroll                                                                             $      17,828    $       16,477
Program rights                                                                              5,724             8,067
Advances from unconsolidated newsprint affiliate                                            6,667             6,667
Unearned revenue                                                                            7,204             6,636
Other                                                                                      34,887            34,917
                                                                                    -------------    --------------
     Total                                                                          $      72,310    $       72,764
===================================================================================================================

Lease obligations

     The Company and its subsidiaries rent certain facilities and equipment under operating leases. These leases extend for varying periods of time up to ten years and in most cases contain renewal options. Total rental expenses amounted to $8.3 million in 1996, $7 million in 1995 and $7.2 million in 1994. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 1997 -- $7,369,000; 1998 -- $5,685,000; 1999
-- $4,575,000;  2000 --  $2,834,000;  2001 --  $2,147,000;  subsequent  years --
$6,953,000.

Concentrations of credit risk

     Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the eastern United States. The Company's trade receivables result primarily from its publishing, broadcast television, cable television and newsprint operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Commitments and contingencies

     Over the next four years the Company is committed to purchase approximately $22 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

     The Company entered into a stock redemption agreement in 1985, which was amended in 1988, and 1994, with Mr. D. Tennant Bryan, Chairman of the Executive Committee of the Board of Directors. The amended agreement provides that upon Mr. Bryan's death, his estate has the option to sell and the Company has a separate option to buy the lesser of (a) 15% of the Company's Class A stock owned by Mr. Bryan at his death and (b) a sufficient number of shares of Class A stock to fund estate taxes and certain other expenses. The purchase price for each share redeemed under the amended agreement will equal 90% of the average daily closing price for a share of Class A stock during the 91 days preceding the date that is 30 days after the date of death. If the Company or the estate had exercised an option, respectively, to buy or sell, the maximum cost to the Company of the redemption would have approximated $9 million at December 29, 1996.

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

Note 11: Subsequent Events

     On January, 7, 1997, the Company acquired Park Acquisitions, Inc., parent of Park Communications, Inc. (Park). The acquisition of Park includes ten network affiliated television stations, nine of which are located in the Southeast; and 28 daily community newspapers and 82 weekly newspapers located in 12 states primarily in the eastern United States. The total consideration approximated $715 million, representing the purchase of all the issued and outstanding common stock of Park, the assumption of $476 million of Park's high coupon long-term debt, and estimated transaction costs of $5 million. In early February 1997, the Company redeemed Park's high coupon debt and as a result, recorded an extraordinary loss of approximately $63 million (net of tax benefit of approximately $39 million), or $2.37 per share, representing the debt prepayment premium and the write-off of associated debt issuance costs. The acquisition and prepayment of the Park debt were financed with borrowings under the $1.2 billion revolving credit facility (see note 4). In connection with the additional borrowings, the Company has entered into interest rate swap agreements which effectively convert variable rate debt to fixed rate debt, at interet rates approximating 7% over four to seven year periods.

     The acquisition will be accounted for as a purchase in 1997 and the purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The preliminary purchase price allocation, which includes approximately $200 million allocated to identifiable intangibles, principally network affiliations, and approximately $500 million allocated to excess cost over the net assets acquired, is based on preliminary appraisals and may change as the appraisals are completed and more facts become known. These amounts are expected to be amortized over a period of 10-35 years.

     The following unaudited pro forma summary presents the consolidated results of operations, based on preliminary appraisals and estimates, as if the acquisition had been completed at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date, nor is it indicative of results which may occur in the future.

(In thousands, except per share amounts)                                1996                   1995
--------------------------------------------------------------------------------------------------------
(Unaudited)
Revenues                                                          $      914,846          $      852,078
Net income                                                        $       44,443          $       33,659
Earnings per common share and equivalent                          $         1.67          $         1.27
--------------------------------------------------------------------------------------------------------

     The Company intends to exchange certain of the acquired Park properties for similar properties in the Southeast. Also the Company intends to sell certain acquired properties and purchase with the sale proceeds similar properties located in the Southeast. The Company's management does not believe these transactions would materially affect these unaudited pro forma results of operations as presented.


Media General, Inc.
Management Statement

     Primary responsibility for the integrity and objectivity of the Company's financial statements rests with Management. The financial statements report on Management's stewardship of Company assets. They are prepared in conformity with generally accepted accounting principles and accordingly include amounts that are based on Management's informed estimates and judgments. Nonfinancial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

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

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with Management, internal auditors and the independent auditors to review their respective activities and the discharge of their responsibilities.

     Media General operates under a strict Code of Ethics that all employees are required to follow without exception. The Code requires ethical standards in all of the Company's relationships, including those with customers, suppliers and government agencies.

February 10, 1997

J. Stewart Bryan III                       Marshall N. Morton
Chairman, President and                    Senior Vice President and
  Chief Executive Officer                    Chief Financial Officer


Report of Independent Auditors

The Board of Directors and Stockholders,
Media General, Inc.

         We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 29, 1996, and December 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 29, 1996, and December 31, 1995, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.


                                                 ERNST & YOUNG LLP

February 10, 1997
Richmond, Virginia

                               Media General, Inc.
                    Financial Review and Management Analysis

This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the Company's financial statements and the Ten-Year Financial Summary which appear elsewhere in this report. Operating results for fiscal years 1996 and 1994 included 52 weeks, while fiscal year 1995 included 53 weeks.

ACQUISITIONS

In August 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee (Danville), a daily newspaper in Virginia. In May 1996, the Company acquired, for approximately $2 million, Professional Communications Systems (PCS), a provider of equipment and studio design services for television stations.

In late October 1995, for approximately $232 million, the Company acquired newspaper properties in Lynchburg, Charlottesville, Culpeper and Suffolk, Virginia (Virginia Newspapers) which included four daily and Sunday newspapers and a number of weekly and other publications.

The aforementioned transactions were accounted for as purchases and accordingly, the operations of the acquired properties have been included in the Company's consolidated results of operations since the date of purchase. The following discussions of segment operating results are primarily focused on the comparative performance of the Company, excluding these acquisitions.

Subsequent to the end of the fiscal year, on January 7, 1997, the Company acquired Park Acquisitions, Inc., parent of Park Communications, Inc. (Park). The acquisition of Park included ten network affiliated television stations, nine of which are located in the Southeast, 28 daily community newspapers and 82 weekly newspapers located primarily in the eastern United States. The total consideration approximated $715 million (including estimated transaction costs of $5 million), representing the purchase of all the issued and outstanding common stock of Park and the assumption of $476 million of Park's high coupon long-term debt. This acquisition will be included in operations beginning in 1997. See Note 11 to the accompanying consolidated financial statements for further information.

CONSOLIDATED OPERATING RESULTS
(In millions, except per share data)

                                   1996           Change              1995           Change              1994
                                   ----           ------              ----           ------              ----
Revenues                      $     765.1            8%          $     707.8             13%        $     626.2
Net Income                    $      70.5           32%          $      53.2           (55%)        $     117.0   *
Earnings Per Share            $      2.65           32%          $      2.01           (55%)        $      4.45   *
*Includes Garden State Newspapers gain ($83.3 million; $3.17 per share)

SEGMENT OPERATING RESULTS
In 1996, the Company's newspaper and auxiliary operations, which were previously reported as separate segments, were combined and are now reported as the Publishing Segment. As a result of this change, certain prior year segment information and discussions contained in this review and analysis have been reclassified and modified to conform with the current year's presentation.

Operating  cash  flow  amounts  presented  with  business  segment   information
represent operating income plus depreciation and amortization of intangible assets. Such cash flow amounts vary from net cash provided by operating activities, as presented in the Consolidated Statements of Cash Flows, because cash payments for interest and taxes are not reflected therein, nor are the cash flow effects of non-operating items or changes in certain operations-related balance sheet accounts.

PUBLISHING
(In millions)
                                                1996         Change            1995          Change             1994
                                                ----         ------            ----          ------             ----
Revenues                                    $     407.8           12%      $     364.2            8%        $     338.1
Operating Expenses                          $     358.3            6%      $     338.9           11%        $     306.7
Operating Income                            $      49.5           95%      $      25.3         (20%)        $      31.4
Depreciation & Amortization                 $      29.3           20%      $      24.3            6%        $      22.9
Operating Cash Flow                         $      78.8           59%      $      49.6          (9%)        $      54.3

1996 Compared to 1995
Publishing Segment revenues, excluding acquisitions, increased $7 million (2%) in 1996. At the Company's metropolitan newspaper group, which includes its three largest daily newspapers, advertising revenues increased $5.5 million, reflecting the effect of a 1.8% average rate increase together with a slight rise in advertising inches. Classified advertising, led by the employment and automotive categories, was the primary contributor to the overall revenue improvement. A small increase in general advertising revenue was more than offset by a decline in retail advertising revenue. Circulation revenues rose 2% in 1996, the result of a 6.3% average rate increase partially offset by a 4% drop in circulation volume.

Publishing Segment operating expenses, excluding acquisitions, decreased $8 million in 1996. Employee compensation and benefit costs dropped $4 million, primarily the result of a re-engineering program implemented at the Company's Winston-Salem, North Carolina, daily newspaper during the last half of 1995, as well as a re-engineering program which began in late 1996 at the Company's Tampa, Florida, daily newspaper. Other expense reductions were due to the absence of $2.9 million of costs related to the aforementioned re-engineering program at Winston-Salem, and a $2.1 million reduction in depreciation and amortization, primarily the result of certain intangibles becoming fully amortized in 1995. In addition, advertising, promotion and incentive costs dropped $1 million. These reductions more than offset a $2.2 million rise in newsprint expense, up due to increased cost per ton.

Operating income for the Publishing Segment rose $24.2 million in 1996 from 1995. Over half of this increase was from the Company's metropolitan newspapers, reflecting growth in classified advertising revenue and reduced employee compensation and benefit costs. The balance of the increase was primarily attributable to contributions made by recent newspaper acquisitions.

1995 Compared to 1994
Publishing Segment revenues, excluding acquisitions, increased $17.9 million (5.3%) in 1995. At the Company's metropolitan newspaper group, advertising revenues increased $11.7 million, reflecting the effect of a 6.4% average rate increase offset by a 1.6% decline in advertising inches. Classified advertising led the way in the overall revenue improvement, with growth in the employment, automotive and real estate categories. A small revenue increase in retail advertising was offset by a commensurate decline in general advertising revenue. Circulation revenues rose 6% in 1995, the result of a 4.5% average rate increase together with a 1.4% rise in circulation volume. Other revenues rose 23% due principally to increased waste newsprint sales (up due to prices) and commercial printing revenue gains.

Publishing Segment operating expenses, excluding acquisitions, increased $27 million in 1995. Of this increase, approximately $16 million was attributable to a rise in newsprint expense at the metropolitan newspapers, the result of a 39% increase in price per ton which was partially offset by a 5% decline in tons consumed (due largely to aggressive newsprint conservation measures undertaken by the newspaper properties). Operating costs in 1995 included $2.9 million related to a re-engineering program implemented at the Company's Winston-Salem, North Carolina, daily newspaper during the year. Approximately one-third of the program's cost was recouped in that same year from lower payroll and benefits expense. Other expense increases included a $3.5 million (2.6%) rise in employee compensation and benefit costs (moderated somewhat by the reduction in costs which resulted from the above-mentioned re-engineering program), a $1.7 million increase in newspaper circulation-related expenses and a $1.2 million rise in bad debt expense as a result of both increased revenues and slower collection experience over the preceding year.

Total operating income for the Publishing Segment, excluding acquisitions, declined $9 million in 1995 over 1994. Revenue growth, up 5.3% on the strength of classified advertising, was more than offset by a 9% increase in operating costs, largely due to a 33% rise in total newsprint cost (due to price), together with other operating cost increases.

BROADCAST TELEVISION
(In millions)
                                                1996         Change            1995          Change             1994
                                                ----         ------            ----          ------             ----
Revenues                                    $      83.4           20%      $      69.3           11%        $      62.4
Operating Expenses                          $      57.5           31%      $      44.1            5%        $      41.8
Operating Income                            $      25.9            3%      $      25.2           22%        $      20.6
Depreciation & Amortization                 $       2.8          (1%)      $       2.8          (9%)        $       3.1
Operating Cash Flow                         $      28.6            2%      $      28.0           18%        $      23.7

1996 Compared to 1995
Broadcast Television Segment revenues, excluding acquisitions, increased $4.9 million in 1996, up 7.1% from 1995. The revenue growth was principally the result of increases in political, national and local spot sales at the Company's flagship station, WFLA-TV in Tampa. National and local revenues were aided by the broadcast of the Summer Olympics, as well as increases in the automotive and department store categories, while political revenues increased due to state issues and strong Presidential and state election advertising. These increases were partially offset by a decrease in revenues at the Company's station in Jacksonville, largely attributable to advertiser reluctance in the face of that station's loss of its ABC network affiliation.


The Company completed the transfer of the network affiliation at its Jacksonville station from ABC to Warner Brothers in February 1997. In addition, the Company's WCBD-TV station in Charleston switched networks from ABC to NBC in August 1996.

Broadcast Television Segment operating expenses, excluding acquisitions, rose $4.4 million in 1996 over 1995. The majority of this increase was attributable to increased programming costs of $3.2 million (51%) due to the addition of new programs in the fall of 1995 at WFLA-TV , as well as a rise in employee compensation and benefit costs of $.8 million (4.4%) over 1995 levels.

Broadcast Television Segment operating income increased $.7 million in 1996. The improvement was attributable to strong revenue growth at the Company's WFLA-TV station in Tampa, which more than offset increased programming costs and lackluster performances at the Company's Jacksonville and Charleston television stations. While results are expected to improve at the Company's WCBD-TV due to its network affiliation switch from ABC to NBC, Jacksonville's network affiliation change to Warner Brothers from ABC is expected to somewhat impede 1997 results, related to the differences in programming between the two networks.

1995 Compared to 1994
Broadcast Television Segment revenues increased  $6.8 million in 1995, up
11% from 1994. The increase came from strength in local and national advertising primarily at WFLA-TV in Tampa; the Jacksonville station also contributed to the overall growth. Increases in national and local advertising categories (due to robust automotive spending along with increases in the food and entertainment categories), more than offset declines in political revenues (resulting from the absence of the prior year's political races) and the slight decline in revenues at WCBD-TV in Charleston. In December 1994, three of the Tampa market's four major broadcast television stations changed their network affiliations. In that market only the Company's WFLA-TV station retained its historical network affiliation. This undisrupted network affiliation coupled with WFLA's traditionally strong local programming contributed to its ability to achieve the number one ranking in that market (sign-on to sign-off), resulting in strong demand for advertising time and increased advertising rates.

Broadcast Television Segment operating expenses increased $2.3 million in 1995 over 1994. The majority of the increase was attributable to the September 1995 acquisition of new afternoon programs at WFLA-TV that resulted in a rise of $1.5 million in programming costs, as well as to an increase in employee compensation and benefit costs which rose $.9 million (4.9%) over 1994.

Broadcast Television Segment operating income rose $4.5 million (22%) in 1995 over 1994. Solid improvement in advertising revenues at WFLA-TV in Tampa, and at the Jacksonville station, led by automotive spending, more than offset a 5% increase in operating costs, up mainly due to increased programming expenses.


CABLE TELEVISION
(In millions)
                                                1996         Change            1995          Change             1994
                                                ----         ------            ----          ------             ----
Revenues                                    $     146.1            9%      $     134.2            9%        $     123.3
Operating Expenses                          $     121.5          (2%)      $     123.5           13%        $     109.6
Operating Income                            $      24.6          131%      $      10.7         (22%)        $      13.7
Depreciation & Amortization                 $      26.5          (1%)      $      26.9           18%        $      22.8
Operating Cash Flow                         $      51.2           36%      $      37.6            3%        $      36.5

1996 Compared to 1995

Revenues at the Company's Cable Television Segment rose $12 million in 1996, up 9% from 1995. The increase was attributable to the Company's Fairfax County, Virginia, cable system (Fairfax Cable), as a result of a 2.7% increase in the number of subscribers (to 227,700 at December 29, 1996), together with average 6.5% and 9.2% increases in basic and expanded subscriber rates, respectively. These rate increases combined with subscriber growth produced a 7% improvement in average revenue per subscriber (excluding pay-per-view).

While the Telecommunications Act of 1996 (1996 Act) eliminated rate regulation of cable services other than the basic service tier after March 31, 1999, certain of the rates charged for regulated services after September 1, 1993, remain subject to regulation and review by local franchising authorities and the Federal Communications Commission (FCC) under the Cable Television Consumer Protection Act of 1992 (1992 Cable Act). The FCC is currently reviewing certain of the Company's rates charged to subscribers. The Company believes it has complied with all applicable provisions of the 1992 Act, including its rate setting provisions. However, since the Company's rates for regulated services are subject to review, the Company may be subject to a refund liability and/or rate adjustments if its rates are successfully challenged. The 1996 Act also removes previously applicable restrictions that had prevented most local telephone companies from offering cable services in the areas where they provide telephone services. This development and the advent of wireless and direct broadcast satellite services likely will increase competition in the areas served by the Company's cable systems. The Company is also developing several strategic planning initiatives, including entry into the data transmission and commercial and residential telephone markets, for its Fairfax Cable system. The Company estimates that the capital investment required for it to compete effectively in those markets could exceed $200 million over a ten-year period.

Cable Television Segment operating expenses decreased $2 million in 1996 from 1995. A $3.1 million (11%) decline in employee compensation and benefit costs, reflecting the results of a restructuring process implemented at Fairfax Cable, and a $1.3 million decrease in maintenance and repair expense, more than offset a $3.3 million (12%) increase in programming costs.

Cable Television Segment operating income increased $14 million in 1996 from 1995. The increase reflects revenue growth at Fairfax Cable, up 10.4% in 1996 as a result of both rate and subscriber count increases, combined with reduced compensation and employee benefit costs, which together, more than offset an increase in programming costs.

1995 Compared to 1994
Revenues at the Company's Cable Television Segment rose $10.9 million in 1995, up 9% from 1994. The improvement came from the Company's Fairfax Cable system as a result of a January 1, 1995, 2.1% subscriber rate increase on basic service and an average increase of 6.5% on expanded service. These rate increases, together with the 3.5% growth in subscribers (to 221,800 at December 31, 1995), produced a 3.6% improvement in average revenue per subscriber (excluding pay-per-view).

Cable Television Segment operating expenses rose $13.9 million in 1995 over 1994. The rise was attributable to increases in programming costs, up $3.8 million as a result of higher programming rates and an increased subscriber base, employee compensation and benefit costs, up $1.7 million (6.5%), and depreciation expense, up $3.9 million.

Cable Television Segment operating income decreased $3 million in 1995 from 1994. A 9% rise in revenues, the result of both rate and subscriber count increases, was more than offset by a 13% increase in operating costs, largely the result of increases in depreciation expense and programming costs.

NEWSPRINT

(In millions)
                                                1996         Change            1995          Change             1994
                                                ----         ------            ----          ------             ----
Revenues                                    $     127.7          (9%)      $     140.1           37%        $     102.4
Operating Expenses                          $     125.2          (2%)      $     128.3           26%        $     101.9
Operating Income                            $       2.5         (79%)      $      11.8           ---        $        .5
Depreciation & Amortization                 $       6.4          (3%)      $       6.6          (2%)        $       6.7
Operating Cash Flow                         $       8.8         (52%)      $      18.4          156%        $       7.2

1996 Compared to 1995

Newsprint Segment revenues declined $12.4 million (9%) in 1996, largely reflecting the results of the Company's Garden State Paper (Garden State) newsprint mill, located in Garfield, New Jersey. The decline resulted from a 9% decrease in tons sold, as the average realized selling price remained essentially even with last year. Average newsprint selling prices began the year at $652 per ton, and dropped to $444 per ton by year-end, reflecting the results of an industry cycle of declining selling prices and weak demand.

Newsprint Segment operating expenses dropped $3 million in 1996 from the comparable 1995 amount. The cost of Garden State's principal raw material, recovered newspapers (ONP), dropped $12 million (32%). The average cost of ONP in 1996 was $87 per ton, down 28% from last year's $121 per ton, due to lower market demand for ONP throughout the year. This decline in ONP expense more than offset the rise in other expenses, including a $4.4 million (18%) increase in energy costs due to a severe winter which limited the available supply of low cost fuel, a $2.8 million (32%) rise in maintenance and repair expense related to production problems, a $1.3 million increase in consultant fees related to a process re-engineering project at Garden State, a $1 million increase in additive and bleaching chemical costs in order to increase quality, and a $1 million rise in employee compensation and benefit costs.

Newsprint Segment operating income fell $9.4 million in 1996 from 1995. The decrease resulted from the reduction in tons sold in the current year (down 9% from prior year levels), which more than offset the decrease in operating costs.

1995 Compared to 1994
Newsprint Segment revenues increased $37.7 million (37%) in 1995 over 1994, attributable to the Company's Garden State Paper newsprint mill, where the average realized selling price per ton rose 39%. The rise in the average realized selling price was a result of the cumulative effects of four selling price increases implemented during 1995. Average newsprint selling prices began the year at $455 per ton, and reached $652 per ton by year-end.

Newsprint Segment operating expenses rose $26.3 million in 1995 from the comparable 1994 amount. A $20.7 million (131%) increase in the cost of ONP accounted for approximately 80% of the operating cost increase. The average cost of ONP in 1995 was $121 per ton, up 133% from $52 per ton in 1994, reflecting increased domestic and foreign market demand. Although the 1995 average cost per ton consumed was up significantly from 1994, ONP costs were decreasing at the end of 1995. Other expense increases over 1994 expense levels included a $1.6 million increase in additives and bleaching chemicals, a $1.2 million (5.3%) increase in energy costs due both to higher volume and to price increases, a $.7 million (2.8%) increase in employee compensation and benefit costs and a $.5 million (6.1%) rise in maintenance and repair expense.

Newsprint Segment operating income rose $11.3 million in 1995 from 1994. The rise was due to improved newsprint selling prices which produced a 1995 revenue increase of 37%. The solid revenue growth more than offset a 26% increase in operating costs, due chiefly to the 131% rise in the cost of ONP.

UNCONSOLIDATED AFFILIATES

1996 Compared to 1995
The Company's investment income from unconsolidated affiliates rose $8.2 million in 1996 over 1995. The most significant portion of the increase came from the Company's share of the operating results of its Southeast Paper Manufacturing Company (SEPCO) newsprint affiliate, which increased $6.7 million over the previous year. SEPCO established new annual records for income and production in 1996. SEPCO's improvement was primarily attributable to significantly lower production costs (mainly due to reduced ONP expense), as well as a slight increase in revenues. For the year, SEPCO's average realized selling price approximated $583 per ton compared to $578 per ton in 1995.

Income earned from the Company's Denver Newspapers, Inc. (DNI), affiliate increased $1.4 million in 1996 over 1995 due to a $.9 million increase in the Company's share of net income applicable to common stockholders and $.5 million increase in income from the Company's DNI preferred stock investment. DNI's improved operating results were attributable to strong advertising revenue growth which more than offset the effect of increased operating expenses (principally newsprint).

1995 Compared to 1994
The Company's investment income from unconsolidated affiliates rose $16.1 million in 1995 over 1994. The most significant portion of the increase resulted from the Company's share of the operating results of its SEPCO newsprint affiliate, which increased $14.4 million over 1994. In 1995, SEPCO surpassed all previous annual records for income, production and shipments. The record income in 1995 was a reversal from three prior years of losses. SEPCO, like the Company's wholly owned newsprint operations, benefited from the significant improvement in newsprint selling prices in 1995. For the year, SEPCO's average realized selling price approximated $578 per ton compared to $406 per ton in 1994. Sales volume remained steady, increasing .8%. The growth in revenues more than offset a significant increase in production costs, principally the result of rising ONP costs. As noted at the Company's wholly owned newsprint operations, some moderation in ONP prices began in late 1995.

Income earned from the Company's Denver Newspapers, Inc. affiliate increased $1.7 million in 1995 over 1994, reflecting a $1.9 million increase in income from the Company's DNI preferred stock investment and a $.2 million decrease in the Company's share of DNI's net income applicable to common stockholders. As discussed more fully in Note 3 to the accompanying consolidated financial statements, the Company held no ownership position in DNI until its acquisition (through the exercise, for $40,000, of a warrant held since 1987) of 40% of DNI's common stock in the fourth quarter of 1994, at which time the Company began recognizing 40% of DNI's net income applicable to common stockholders. Prior to that time, the Company had only recognized income from its preferred stock investment, acquired in May 1994. Consequently, the Company's 1994 pretax income includes its share of DNI's earnings for only one quarter and the recognition of seven months' income from its DNI preferred stock investment. The share of DNI's net income applicable to common stockholders recognized by the Company in 1995 reflects a decline in DNI's operating margins, principally the result of the significant and continuing increases in the price of newsprint, which more than exceeded DNI's strong revenue growth (led by retail and classified advertising).

On May 20, 1994, the Company sold its investment in Garden State Newspapers, Inc. (GSN), for cash of $63 million and preferred stock of Denver Newspapers, Inc., which at that date had a fair value of $34 million. This disposition ended the Company's nine-year ownership position in GSN and resulted in a gain of $91.5 million ($83.3 million after-tax; $3.17 per share). See Note 3 to the accompanying consolidated financial statements for a further discussion of the GSN sale.

INTEREST EXPENSE
Interest expense of $21.3 million represented a $5.7 million increase over 1995. The increase was due primarily to the $108 million rise in average debt outstanding, the result of the recent acquisitions, partially offset by a reduction in the Company's average effective borrowing rate to 6.8%. In 1997, interest costs are expected to increase by approximately $40 million over 1996 due to a higher level of debt outstanding as a result of the Park acquisition.

Interest expense decreased $1.4 million in 1995 from 1994. The decrease was primarily attributable to the significant decline in debt during the first nine months of 1995, from $172.5 million at the beginning of the year to $128.75 million by the end of September. In late October 1995, additional debt of approximately $207 million was incurred in connection with the acquisition of the Virginia Newspaper properties. Despite this late-year increase in debt, average debt outstanding for the full year declined approximately $16 million (from a 1994 average of $204 million). The Company's average effective borrowing rate throughout the year remained relatively stable. The net decrease in average debt outstanding was directly attributable to increased cash flow, partially offset by the increase in funds borrowed late in the year for the Virginia Newspapers acquisition.

NON-OPERATING ITEMS
Other income, net, decreased $3.8 million in 1996 from 1995. The decline was primarily the result of the absence of 1995's $3.6 million pretax gain on the sale of the Company's interest in a Mexican newsprint affiliate, combined with a decline of interest earned on short-term investments held by the Company prior to the 1995 Virginia Newspapers acquisition. Together, these offset an increase in gains from various fixed asset sales.

Other income, net, increased $6 million in 1995 over 1994. The improvement was primarily due to the previously mentioned $3.6 million gain on the sale of the Company's interest in a Mexican newsprint affiliate and to a $1 million rise in interest income earned on short-term cash equivalent securities due to higher investable balances.

PROVISION FOR INCOME TAXES
Excluding the gain and related income taxes on the Company's first quarter 1995 sale of its interest in a Mexican newsprint operation, the Company's effective tax rate was 35.8% in 1996, up slightly from 35% in the previous year. Income tax expense rose $11.9 million (43%) over 1995 on a pretax earnings increase of $31.6 million (40%). See Note 6 to the accompanying consolidated financial statements for additional information regarding income taxes. The Company expects its effective tax rate to increase in 1997 because of nondeductible intangible asset amortization related to the Park acquisition.

Excluding gains and related income taxes applicable to the Company's 1995 sale of its interest in a Mexican newsprint affiliate and the 1994 sale of its investment in GSN, income tax expense for 1995 rose $9.7 million (55%) on a pretax earnings increase of $26.7 million (52%). The Company's effective tax rate, excluding the previously mentioned gain items, rose slightly to 35% in 1995 from 34.4% in 1994.

NET INCOME
Net Income for 1996 was $70.5 million ($2.65 per share) compared to $53.2 million ($2.01 per share) in 1995. Net income for 1995 included the after-tax gain of $2.5 million ($.09 per share) from the sale of the Company's interest in a Mexican newsprint affiliate. Excluding the impact of the 1995 gain, 1996 net income was up 39% from the prior year reflecting strong growth in operating income in the Publishing Segment due to improvements at the metropolitan daily newspapers, the addition of the Virginia Newspaper properties, and increased operating income in Cable Television due mainly to revenue growth.

Excluding the previously mentioned 1995 gain on the sale of the Company's interest in a Mexican newsprint affiliate and the 1994 second quarter gain ($83.3 million or $3.17 per share) on the sale of the Company's investment in GSN, net income was $50.7 million ($1.92 per share) in 1995 compared to $33.7 million ($1.28 per share) in 1994, an increase of 50%. The increase was primarily due to strong operating increases in the Newsprint Segment and higher earnings from SEPCO, the Company's newsprint affiliate. The earnings impact of the Virginia Newspapers acquisition was not significant to the Company's 1995 net income.

LIQUIDITY AND CAPITAL RESOURCES
Funds generated by operating activities during 1996 totaled $126.5 million, up $23.2 million from 1995 reflecting increased net income and a $15.6 million distribution from SEPCO, the Company's newsprint affiliate. Of the funds generated from operating and other investing activities, $40 million was used for acquisitions, $28.5 million for capital expenditures and $13.2 million for the payment of dividends to stockholders. Remaining funds of $50.8 million were used to reduce long-term debt.

Total debt outstanding at December 29, 1996, was $276 million. Using borrowings under its revolving credit facility, the Company made its final $43.75 million payment on its 9.27% notes during July, 1996. In December 1996, the Company replaced its $320 million revolving credit facility with a seven-year $1.2 billion revolving credit facility, a part of which was used to finance the Park acquisition and to prepay the related Park debt assumed in the transaction. Augmenting this new credit facility's borrowing capacity, the Company continues to have an arrangement with an insurance company which makes available an uncommitted credit facility allowing the Company to borrow up to an additional $150 million under senior notes at prevailing interest rates.

On January 7, 1997, the Company acquired Park for total consideration of $715 million which included the assumption of $476 million of long-term debt. In early February 1997, the Company prepaid the outstanding Park high coupon debt with borrowings under its new $1.2 billion bank revolver. The Company will record an extraordinary charge in the first quarter of 1997 of approximately $63 million ($2.37 per share) reflecting the after-tax cost related to the debt prepayment premium and redemption costs, along with the unamortized debt issuance cost. See Note 11 to the accompanying consolidated financial statements for additional information regarding the Park acquisition. In early 1997, in connection with the additional borrowings, the Company entered into $600 million of interest rate swap agreements which effectively converted variable rate debt to fixed rate debt at interest rates approximating 7% over four to seven year periods.

The Company anticipates that internally generated funds, together with existing credit facilities, will be more than adequate to finance other possible acquisitions, projected capital expenditures, dividends to stockholders, and working capital needs in the future.


OUTLOOK FOR 1997
With the exception of Newsprint, all of the Company's segments are expected to produce year-over-year operating income improvement, with Publishing showing particularly strong results. Results for the Newsprint Segment are directly affected by the newsprint market's price levels, which have undergone significant swings over the past several years. Overall net income will decrease significantly as a result of the high intangible asset amortization and interest costs related to the Park acquisition. Net income will also be affected by a first quarter 1997 extraordinary charge of approximately $63 million related to the prepayment of Park high coupon debt, resulting in a net loss for the first quarter and 1997 as a whole. With the Park acquisition and the related debt redemption fully completed in early 1997, we are optimistic and excited about the positive changes in store for Media General immediately and in the future.


Media General, Inc.
Quarterly Review
(In thousands, except per share amounts)

                                         First                Second                 Third                Fourth
                                        Quarter               Quarter               Quarter               Quarter
---------------------------------------------------------------------------------------------------------------------
1996
Revenues                            $       184,800       $       192,632       $       188,003      $        199,670
Operating income                             20,015                29,553                23,199                29,669
Net income                                   15,056                20,880                15,623                18,939
Net income per share                           0.57                  0.78                  0.59                  0.71
---------------------------------------------------------------------------------------------------------------------
Shares traded                                 2,661                 1,756                 2,597                 2,095
Stock price range                   $   29.88-39.38       $   34.75-39.50       $   27.63-37.50      $    29.38-32.63
Quarterly dividend paid             $          0.12       $          0.12       $          0.13      $           0.13
---------------------------------------------------------------------------------------------------------------------
1995

Revenues                            $       165,154       $       173,479       $       168,458      $        200,675
Operating income                             15,902                20,310                11,475                25,306
Net income                                   12,675                13,189                 8,848                18,520
Net income per share                           0.48                  0.50                  0.33                  0.70
---------------------------------------------------------------------------------------------------------------------
Shares traded                                 1,732                   945                 1,482                 1,848
Stock price range                   $   27.50-32.63       $   30.50-33.50       $   31.25-37.38      $    27.75-35.75
Quarterly dividend paid             $          0.12       $          0.12       $          0.12      $           0.12
---------------------------------------------------------------------------------------------------------------------

      Media General, Inc., Class A common stock is listed on the American Stock Exchange under the symbol MEG.A. The approximate number of equity security holders of record at February 28, 1997 was: Class A common -- 2,570, Class B common -- 18.

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

                                                                     1996          1995           1994            1993
-------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues (d)                                          $   765,105     $  707,766     $   626,247    $   600,824
-------------------------------------------------------------------------------------------------------------------------
Operating income (a) (d)                                        $   102,436     $   72,993     $    66,251    $    60,303
   Gain on sale of Garden State Newspapers investment                   ---            ---          91,520            ---
   Interest expense                                                 (21,267)       (15,522)        (16,948)       (21,274)
   Investment income (loss) - unconsolidated affiliates              27,188         19,034           2,935           (990)
   Other, net                                                         1,381          5,204            (789)           835
                                                                -----------     ----------     -----------    -----------
   Income (loss) before income taxes and cumulative
     effect of changes in accounting principles                     109,738         81,709         142,969         38,874
   Income taxes                                                     (39,240)       (28,477)        (25,960)       (13,166)
   Cumulative effect of changes in accounting
     principles (b)                                                     ---            ---             ---            ---
                                                                -----------     ----------     -----------    -----------
   Net income (loss)                                            $    70,498     $   53,232     $   117,009    $    25,708
=========================================================================================================================
Per Share Data: (b) (c)

   Income (loss) before cumulative effect of changes
     in accounting principles                                   $      2.65     $     2.01     $      4.45    $      0.98
   Cumulative effect of changes in accounting
     principles                                                         ---            ---             ---            ---
-------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                            $      2.65     $     2.01     $      4.45    $      0.98
   Cash dividends                                                      0.50           0.48            0.44           0.44
   Common stock price
     High                                                             39.50          37.38           29.88          30.63
     Low                                                              27.63          27.50           21.75          16.88
   Stockholders' equity                                               16.50          14.25           12.68           8.59
=========================================================================================================================
Other Financial Data:
   Total assets                                                 $ 1,025,484     $1,016,743     $   787,165    $   745,242
   Working capital                                                   13,373         22,938          14,833          9,551
   Capital expenditures                                              28,510         29,076          56,919         32,837
   Total debt                                                       276,000        326,750         172,500        261,756
   Stockholders' equity                                             437,240        377,111         333,363        225,434
   Total debt/total capital ratio                                      38.7%          46.4%            34.1%          53.7%
   Shares outstanding at fiscal year-end                             26,507         26,462          26,296         26,252
=========================================================================================================================

(a) Operating income includes the following pretax special charges: 1991 - $11.3 million for an early retirement program and newspaper merger costs: 1989 - $10.3 million for the write-off of unrecovered costs related to a lawsuit against William B. Tanner and others; 1988 - $66.3 million primarily related to the Company's discontinuance of Broadcast Services operations.

(b) Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which increased 1992 net income by $15.1 million ($0.58 per share), which represented the net decrease in the Company's deferred tax liability at that date.


                                       50







      1992                1991                1990              1989                  1988                1987
-------------------------------------------------------------------------------------------------------------------
$      577,659      $     585,900       $     613,667       $     595,132       $       738,871      $      703,148
-------------------------------------------------------------------------------------------------------------------
$       42,613      $      36,341       $      63,825       $      44,139       $        15,412      $       77,638
           ---                ---                 ---                 ---                   ---                 ---
       (17,559)           (16,056)            (19,831)            (25,385)              (18,089)            (15,780)
        (4,926)           (75,640)             (1,303)             10,562                16,507              11,898
         6,131              2,659                 814                 684                   369                 265
--------------      -------------       -------------       -------------       ---------------      --------------

        26,259            (52,696)             43,505              30,000                14,199              74,021
        (7,946)            (9,395)            (18,025)             (9,280)               (5,380)            (31,100)

           687                ---                 ---                 ---                   ---                 ---
--------------      -------------       -------------       -------------       ---------------      --------------
$       19,000      $     (62,091)      $      25,480       $      20,720       $         8,819      $       42,921
===================================================================================================================


$         0.70      $       (2.39)      $        0.98       $        0.80       $          0.31      $         1.50

          0.03                ---                 ---                 ---                   ---                 ---
-------------------------------------------------------------------------------------------------------------------
$         0.73      $       (2.39)      $        0.98       $        0.80       $          0.31      $         1.50
          0.44               0.44                0.44                0.42                  0.39                0.34

         22.63              22.88               31.63               40.00                 49.00               48.25
         14.50              16.63               15.38               30.38                 33.75               21.31
          8.04               7.74               10.58               10.02                  9.80               12.34
===================================================================================================================

$      787,425      $     762,311       $     775,944       $     782,657       $       852,764      $      823,094
         9,657              3,668              21,333              62,210                55,488              60,439
        92,319            115,383              73,686              69,117                77,717              80,593
       320,506            277,202             234,565             275,928               274,985             234,348
       209,941            201,868             273,818             258,637               252,419             348,431
          60.4%              57.9%               46.1%               51.6%                 52.1%               40.2%
        26,099             26,071              25,874              25,806                25,751              28,233
===================================================================================================================

(c) Per share data is restated for the 1987 stock split.

(d) In December 1988, the Company discontinued its Broadcast Services operations and sold its media placement division, and agreed to dispose of its West Coast newsprint mill and related operations. Revenues for 1988 include disposed broadcast operation revenues of $62.4 million and disposed newsprint operation revenues of $74.3 million. Operating income for 1988 includes disposed broadcast operation operating losses of $59.3 million and disposed newsprint operation operating profits of $14.8 million.


