Form 10-K405, Exhibit 13
period 1997-12-28
MEDIA GENERAL INC
filed 1998-03-27
CIK 216539

                                                Media General Operating Locations
PUBLISHING                                     The (Morganton) News Herald                KALB-TV5 -- Alexandria, La.
Virginia                                       The Reidsville Review                      WHLT-TV22 -- Hattiesburg, Miss.
   Richmond Times-Dispatch                     The (Eden) Daily News                      WJTV-TV12 -- Jackson, Miss.
   Bristol Herald Courier                      The (Marion) McDowell News                 WNCT-TV9 -- Greenville, N.C.
   The (Lynchburg) News & Advance           Florida                                       WCBD-TV2 -- Charleston, S.C.
   The (Charlottesville) Daily Progress        The Tampa Tribune                          WDEF-TV12 -- Chattanooga, Tenn.
   Potomac (Woodbridge) News                   (Sebring) Highlands Today                  WJHL-TV11 -- Johnson City, Tenn.
   Danville Register & Bee                     (Brooksville) Hernando Today               WSLS-TV10 -- Roanoke, Va.
   The (Waynesboro) News Virginian          Colorado                                      Professional Communications
   The Manassas Journal Messenger              The Denver Post (40% ownership)               Systems -- Tampa, Fla.
   Culpeper Star-Exponent                   District of Columbia                        CABLE TELEVISION
   Suffolk News-Herald                         Media General News Service                 Media General Cable and Mega
   Beacon Press, Inc. -- Richmond                Media General also owns more than           Advertising -- Fairfax County, Va.
   Virginia Business Magazine -- Richmond          100 weeklies and periodicals.          Media General Cable of Fredericksburg --
   Media General Financial Services --      BROADCAST TELEVISION                             Fredericksburg, Va.
     Richmond                                  WIAT-TV42 -- Birmingham, Ala.            NEWSPRINT
North Carolina                                 WHOA-TV32 -- Montgomery, Ala.              Garden State Paper Company, Inc. --
   Winston-Salem Journal                       WJWB-TV17 -- Jacksonville, Fla.               Garfield, N.J.
   (Concord & Kannapolis) Independent          WFLA-TV8 -- Tampa, Fla.                    GSP Recycling -- Elmwood
     Tribune                                   WSAV-TV3 -- Savannah, Ga.                     Park, N.J.
   The Hickory Daily Record*                   WTVQ-TV36 -- Lexington, Ky.                Southeast Paper Manufacturing Company
   Statesville Record & Landmark                                                             (33% ownership) -- Dublin, Ga.

*Acquisition pending

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                                      Fiscal Years Ended
-------------------------------------------------------------------------------------------------------------------------
                                                                     December 28,        December 29,       December 31,
                                                                         1997               1996                1995
                                                                                                             (53 weeks)
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $        909,987    $       765,105     $       707,766

Operating costs:
   Production costs                                                        453,937            410,659             391,940
   Selling, distribution and administrative                                228,289            187,059             182,243
   Depreciation and amortization                                            98,316             64,951              60,590
-------------------------------------------------------------------------------------------------------------------------
       Total operating costs                                               780,542            662,669             634,773
-------------------------------------------------------------------------------------------------------------------------

Operating income                                                           129,445            102,436              72,993
-------------------------------------------------------------------------------------------------------------------------

Other income (expense):
   Interest expense                                                        (65,442)           (21,267)            (15,522)
   Investment income - unconsolidated affiliates:
     Southeast Paper Manufacturing Co.                                       8,334             19,508              12,780
     Denver Newspapers, Inc.:
       Equity in net income                                                  6,695              2,704               1,817
       Preferred stock income                                                6,008              4,976               4,437
   Other, net                                                                1,267              1,381               5,204
-------------------------------------------------------------------------------------------------------------------------
       Total other income (expense)                                        (43,138)             7,302               8,716
-------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary item                           86,307            109,738              81,709
Income taxes                                                                33,797             39,240              28,477
-------------------------------------------------------------------------------------------------------------------------

Income before extraordinary item                                            52,510             70,498              53,232
Extraordinary item from early redemption of debt
   (net of income tax benefit of $38,613)                                  (63,000)               ---                 ---
-------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                 $        (10,490)   $        70,498     $        53,232
=========================================================================================================================

Earnings (loss) per common share and equivalent:
   Income before extraordinary item                               $           1.99    $          2.68     $          2.04
   Extraordinary item                                                        (2.39)               ---                 ---
-------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                 $          (0.40)   $          2.68     $          2.04
=========================================================================================================================

Earnings (loss) per common share and equivalent-
 assuming dilution:
   Income before extraordinary item                               $           1.97    $          2.65     $          2.01
   Extraordinary item                                                        (2.37)               ---                 ---
-------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                 $          (0.40)   $          2.65     $          2.01
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares)

ASSETS
                                                                                   December 28,             December 29,
                                                                                       1997                     1996
-------------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                    $           3,504       $           4,471
   Accounts receivable (less allowance for doubtful
     accounts 1997 - $6,653; 1996 - $5,271)                                               109,287                  81,513
   Inventories                                                                             17,594                  16,329
   Other                                                                                   32,268                  25,905
                                                                                -----------------       -----------------
     Total current assets                                                                 162,653                 128,218
-------------------------------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                                  132,209                 113,872
-------------------------------------------------------------------------------------------------------------------------

Other assets                                                                               28,519                  23,564
-------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
   Land                                                                                    30,190                  22,711
   Buildings                                                                              158,775                 151,834
   Machinery and equipment                                                                877,992                 811,388
   Construction in progress                                                                16,245                  11,642
   Accumulated depreciation                                                              (578,296)               (527,597)
                                                                                -----------------       -----------------
     Net property, plant and equipment                                                    504,906                 469,978
-------------------------------------------------------------------------------------------------------------------------

Excess of cost over fair value of net identifiable assets
   of acquired businesses (less accumulated amortization
   1997 - $24,732; 1996 - $16,091)                                                        572,458                 274,923
-------------------------------------------------------------------------------------------------------------------------

FCC licenses and other intangibles (less accumulated
   amortization 1997 - $18,601; 1996 - $2,518)                                            413,456                  14,929
-------------------------------------------------------------------------------------------------------------------------





Total assets                                                                    $       1,814,201       $       1,025,484
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                   December 28,             December 29,
                                                                                       1997                     1996
-------------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                             $          31,599       $          30,154
   Accrued expenses and other liabilities                                                  98,190                  72,310
   Income taxes payable                                                                     1,422                   1,381
   Short-term borrowings                                                                      ---                  11,000
                                                                                -----------------       -----------------
     Total current liabilities                                                            131,211                 114,845
-------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                            900,000                 265,000
-------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                     249,649                 102,055
-------------------------------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                                    115,115                 106,344
-------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Notes 10 and 11)
-------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Preferred stock ($5 cumulative convertible), par value $5 per share:
     Authorized 5,000,000 shares; none outstanding
   Common stock, par value $5 per share:
     Class A, authorized 75,000,000 shares; issued
       26,172,424 and 25,950,287 shares                                                   130,862                 129,751
     Class B, authorized 600,000 shares; issued
       556,574 shares                                                                       2,783                   2,783
   Additional paid-in capital                                                              16,733                  11,393
   Unearned compensation                                                                   (2,100)                 (1,254)
   Retained earnings                                                                      269,948                 294,567
                                                                                -----------------       -----------------
     Total stockholders' equity                                                           418,226                 437,240
-------------------------------------------------------------------------------------------------------------------------




Total liabilities and stockholders' equity                                      $       1,814,201       $       1,025,484
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)

                                                           Common Stock             Additional
                                                      -----------------------        Paid-in        Unearned       Retained
                                                      Class A         Class B        Capital      Compensation     Earnings
---------------------------------------------------------------------------------------------------------------------------
Balance at December 25, 1994                     $     128,699  $       2,783   $       6,787  $      (1,676) $     196,770
   Net income                                              ---            ---             ---            ---         53,232
   Cash dividends ($0.48 per share)                        ---            ---             ---            ---        (12,695)
   Exercise of options on 81,436
     Class A shares                                        407            ---             699            ---            ---
   Issuance of 88,305 Class A shares
     under restricted stock plan                           442            ---           2,050         (2,492)           ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                                     ---            ---             557            ---            ---
   Issuance of 5,646 Class A shares
     under dividend reinvestment plan                       28            ---             149            ---            ---
   Amortization and forfeitures of
     unearned compensation                                 (50)           ---            (174)         1,595            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 31, 1995                           129,526          2,783          10,068         (2,573)       237,307
---------------------------------------------------------------------------------------------------------------------------
   Net income                                              ---            ---             ---            ---         70,498
   Cash dividends ($0.50 per share)                        ---            ---             ---            ---        (13,238)
   Purchase and retirement of 44,212
     Class A shares                                       (221)           ---          (1,238)           ---            ---
   Exercise of options on 88,621
     Class A shares                                        443            ---           1,470            ---            ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                                     ---            ---           1,016            ---            ---
   Issuance of 5,408 Class A shares
     under dividend reinvestment plan                       27            ---             149            ---            ---
   Amortization and forfeitures of
     unearned compensation                                 (24)           ---             (72)         1,319            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 29, 1996                           129,751          2,783          11,393         (1,254)       294,567
---------------------------------------------------------------------------------------------------------------------------
   Net loss                                                ---            ---             ---            ---        (10,490)
   Cash dividends ($0.53 per share)                        ---            ---             ---            ---        (14,129)
   Exercise of options on 131,024
     Class A shares                                        655            ---           1,991            ---            ---
   Issuance of 91,000 Class A shares
     under restricted stock plan                           455            ---           2,406         (2,861)           ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                                     ---            ---             918            ---            ---
   Issuance of 5,373 Class A shares
     under dividend reinvestment plan                       27            ---             157            ---            ---
   Amortization and forfeitures of
     unearned compensation                                 (26)           ---            (132)         2,015            ---
                                                 -------------  -------------   -------------  -------------  -------------
Balance at December 28, 1997                     $     130,862  $       2,783   $      16,733  $      (2,100) $     269,948
===========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                      Fiscal Years Ended
                                                                       --------------------------------------------------
                                                                       December 28,        December 29,      December 31,
                                                                           1997               1996              1995
                                                                                                             (53 weeks)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                              $        (10,490)   $        70,498     $        53,232
   Adjustments to reconcile net income (loss):
     Extraordinary item                                                     63,000                ---                 ---
     Depreciation and amortization                                          98,316             64,951              60,590
     Deferred income taxes                                                  (4,227)            (1,733)              4,271
     Provision for doubtful accounts                                         5,228              5,084               4,188
     Investment income - unconsolidated affiliates                         (18,337)           (27,188)            (19,034)
     Distribution from unconsolidated newsprint
       affiliate                                                               ---             15,600                 ---
                                                                  ----------------    ---------------     ---------------
     Net cash provided by operations                                       133,490            127,212             103,247
     Change in assets and liabilities:
       Accounts receivable and inventories                                 (13,074)            (1,979)            (16,730)
       Other current assets                                                 14,392              1,780              (3,814)
       Accounts payable, accrued expenses
         and other liabilities                                             (13,495)            (1,745)             11,959
       Other, net                                                           (1,965)             1,235               8,641
                                                                  -----------------   ---------------     ---------------
Net cash provided by operating activities                                  119,348            126,503             103,303
-------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Capital expenditures                                                    (41,599)           (28,510)            (29,076)
   Purchase of businesses (1997 - net of $476
     million of debt assumed)                                             (276,823)           (40,024)           (231,900)
   Sale of businesses                                                      147,267                ---                 ---
   Change in restricted bond proceeds held in trust                            ---                550               2,668
   Other, net                                                               (1,146)             5,944               3,871
                                                                  ----------------    ---------------     ---------------
Net cash used by investing activities                                     (172,301)           (62,040)           (254,437)
-------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Increase in debt                                                      1,022,000             38,000             207,000
   Payment of debt                                                        (874,000)           (88,750)            (52,750)
   Premiums and costs related to early redemption
     of Park debt                                                          (84,703)               ---                 ---
   Cash dividends paid                                                     (14,129)           (13,238)            (12,695)
   Other, net                                                                2,818                629               1,283
                                                                  ----------------    ---------------     ---------------
Net cash provided (used) by financing activities                            51,986            (63,359)            142,838
-------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                          (967)             1,104              (8,296)
Cash and cash equivalents at beginning of year                               4,471              3,367              11,663
                                                                  ----------------    ---------------     ---------------
Cash and cash equivalents at end of year                          $          3,504    $         4,471     $         3,367
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

     The Company's fiscal year ends on the last Sunday in December. Results for 1997 and 1996 are for the 52 week periods ended December 28, 1997, and December 29, 1996, respectively, while results for 1995 are for the 53 week period ended December 31, 1995.

Note 2:  Acquisitions

     In January 1997, the Company acquired Park Acquisitions, Inc., parent of Park Communications, Inc. (Park). The acquisition included ten network affiliated television stations, 28 daily newspapers and 82 weekly newspapers. The total consideration approximated $715 million, representing the purchase of all the issued and outstanding common stock of Park, the assumption of liabilities (primarily $476 million of Park's high coupon long-term debt) and transaction costs. In early February 1997, the Company redeemed Park's high coupon debt and recorded an extraordinary charge of $63 million ($2.39 per share, or $2.37 per share - assuming dilution), representing the debt prepayment premium and the write-off of associated debt issuance costs, net of a $38.6 million tax benefit. The acquisition and redemption were financed with borrowings under an existing revolving credit facility (see Note 4).

     As intended, after the acquisition the Company completed sales of certain of the former Park properties for approximately $147 million and purchased new properties for approximately $53 million. These purchases included The Potomac News (Woodbridge, Virginia) in February 1997, and the Reidsville Review (Reidsville, North Carolina) and The Messenger (Madison, North Carolina) in April 1997.

     In August 1997, the Company completed the exchange of WTVR-TV (Richmond, Virginia) for three other stations, WSAV-TV (Savannah, Georgia), WJTV-TV (Jackson, Mississippi) and WHLT-TV (Hattiesburg, Mississippi), in order to comply with the Federal Communication Commission's requirement that WTVR-TV be divested within one year of its January 1997 purchase date. The new stations' results of operations have been included in the Company's operations beginning with the exchange date.

     The acquisitions were accounted for as purchases and the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The amount allocated to FCC licenses and other identifiable intangibles and to excess cost over the net assets acquired relating to Park and the related sale, purchase, and exchange activities was $415 million and $313 million, respectively. These amounts are being amortized on a straight-line basis over periods ranging from 3 to 40 years. The results of operations of these businesses, since their respective dates of acquisition, have been included in the Company's consolidated results of operations.

     The following summary presents the actual consolidated results of operations for the year ended December 28, 1997, and unaudited pro forma consolidated results of operations for the year ended December 29, 1996, as if the acquisition had been completed at the beginning of fiscal year 1996. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date, nor is it necessarily indicative of future operating results:



                                                                          Actual                      Pro Forma
                                                                        Year Ended                   Year Ended
(In thousands, except per share amounts)                             December 28, 1997            December 29, 1996
-------------------------------------------------------------------------------------------------------------------
Revenues                                                               $     909,987               $     914,846
                                                                       =============               =============

Income before extraordinary item                                       $      52,510               $      44,443
Extraordinary item                                                           (63,000)                    (63,000)
                                                                       -------------               -------------
Net loss                                                               $     (10,490)              $     (18,557)
                                                                       =============               =============
Income (loss) per common share and equivalent:
     Income before extraordinary item                                  $        1.99               $        1.69
     Extraordinary item                                                        (2.39)                      (2.40)
                                                                       -------------               -------------
     Net loss                                                          $       (0.40)              $       (0.71)
                                                                       =============               =============

                                       30


                                                                          Actual                      Pro Forma
                                                                        Year Ended                   Year Ended
                                                                     December 28, 1997            December 29, 1996
-------------------------------------------------------------------------------------------------------------------

Income (loss) per common share and equivalent- assuming dilution:
     Income before extraordinary item                                  $        1.97               $        1.67
     Extraordinary item                                                        (2.37)                      (2.37)
                                                                       -------------               -------------
     Net loss                                                          $       (0.40)              $       (0.70)
                                                                       =============               =============

     In August 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee, a daily newspaper in Virginia. Also, in May 1996, the Company acquired, for approximately $2 million, Professional Communications Systems, a provider of equipment and studio design services for television stations. The results of operations of these businesses, since their respective dates of acquisition, have been included in the Company's consolidated results of operations.

     In October 1995, the Company acquired, for approximately $232 million, the assets of several Virginia newspapers (Virginia Newspapers) from Worrell Enterprises, Inc., and its affiliates. The acquisition included four daily newspapers as well as a number of weekly and other publications. Virginia Newspapers' results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

Note 3:  Investments in Unconsolidated Affiliates

     The Company has a one-third partnership interest in Southeast Paper Manufacturing Company (SEPCO), a domestic newsprint manufacturer which also pays licensing fees to the Company. The Company also has a 40% interest in Denver Newspapers, Inc. (DNI), the parent company of The Denver Post, a Denver, Colorado, daily newspaper company.


     Summarized financial information for these investments accounted for by the equity method follows:

Southeast Paper Manufacturing Company:

(In thousands)                                                                1997              1996
--------------------------------------------------------------------------------------------------------
Current assets                                                            $      74,667    $      74,269
Noncurrent assets                                                               318,478          309,550
Current liabilities                                                              65,392           60,706
Noncurrent liabilities                                                          118,894          139,256
--------------------------------------------------------------------------------------------------------

(In thousands)                                               1997             1996              1995
--------------------------------------------------------------------------------------------------------
Net sales                                               $     246,468     $     277,543    $     290,980
Gross profit                                                   56,183            93,150           75,274
Net income                                                     25,002            58,525           38,341
Company's equity in net income                                  8,334            19,508           12,780
--------------------------------------------------------------------------------------------------------



Denver Newspapers, Inc.:

(In thousands)                                                                1997              1996
--------------------------------------------------------------------------------------------------------
Current assets                                                            $      37,658    $      38,855
Noncurrent assets                                                               124,414           99,770
Current liabilities                                                              35,836           40,961
Noncurrent liabilities                                                           38,726           26,867
Mandatorily redeemable preferred stock                                           54,300           54,300
--------------------------------------------------------------------------------------------------------

(In thousands)                                             1997               1996              1995
--------------------------------------------------------------------------------------------------------
Net sales                                               $     214,593     $     190,140    $     168,836
Gross profit                                                  101,114            74,987           67,800
Net income                                                     19,437             9,461            7,242
Net income applicable to common stock                          16,737             6,761            4,542
Company's equity in net income                                  6,695             2,704            1,817
--------------------------------------------------------------------------------------------------------

                                       31

     The summarized information for DNI includes its operating results for the 12 month periods ended November 30, 1997, 1996, and 1995. The Company recognizes, on a one month lag, 40% of DNI's net income applicable to common stockholders. The carrying value of the Company's investment in the DNI mandatorily redeemable preferred stock, which is being held to maturity and is included in investments in unconsolidated affiliates, was $49.3 million and $46 million, net of unamortized discounts of $12 million and $15.3 million, at December 28, 1997, and December 29, 1996, respectively.

Other:
     Retained earnings of the Company at December 28, 1997, includes $31.8 million related to undistributed earnings of unconsolidated affiliates. During 1997, the Company invested approximately $4.6 million to acquire 18% of the common stock of Hoover's, Inc., a leading provider of on-line financial information.

Note 4:  Long-Term Debt

     Long-term debt at December 28, 1997, and December 29, 1996, was as follows:

(In thousands)                                                                                    1997               1996
-------------------------------------------------------------------------------------------------------------------------
Revolving credit facility                                                                $     810,000    $       180,000
8.62% senior notes due annually from 1998 to 2002                                               65,000             65,000
7.125% revenue bonds due 2022                                                                   20,000             20,000
Bank lines                                                                                       5,000                ---
                                                                                         -------------     --------------
Long-term debt (see discussion of interest rate swap agreements below)                   $     900,000     $      265,000
=========================================================================================================================

     In December 1996, the Company entered into a seven-year revolving credit facility committing a syndicate of banks to lend the Company up to $1.2 billion. This facility has mandatory commitment reductions of 25% at the end of 2001 and 2002. Interest rates under the facility are typically based on London Interbank Offered Rate (LIBOR) plus a margin ranging from .225% to .75% (.50% at December 28, 1997), based on the Company's debt to cash flow ratio (leverage ratio), as defined. Under this facility, the Company pays commitment fees (.1875% at December 28, 1997) on the unused portion of the facility at a rate based on its leverage ratio.

     In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to .125% plus a margin (.50% at December 28, 1997) based on the Company's leverage ratio. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds were restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey.

     The Company's debt covenants contain a minimum net worth requirement ($349 million at December 28, 1997), and require the maintenance of an interest coverage ratio and a leverage ratio, as defined. Long-term debt maturities during the five years subsequent to December 28, 1997, aggregating $280,000,000, are as follows: 1998 -- $18,000,000; 1999 -- $13,000,000; 2000 -- $13,000,000;
2001 -- $13,000,000; 2002 -- $223,000,000.

     At December 28, 1997, the Company had borrowings of $5 million from bank lines and $13 million of senior notes due in 1998 classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities.

     The Company had interest rate swap agreements totaling $800 million at December 28, 1997, with maturities of approximately one to six years which effectively convert the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 6.8% at December 28, 1997. The Company enters into interest rate swap agreements, which are not held for trading purposes, to manage interest cost and risk associated with increasing variable interest rates, primarily short-term increases in LIBOR. The Company uses the accrual method to account for all interest rate swap agreements. Realized gains or losses on termination of interest rate swaps are deferred and amortized over their remaining original terms as an adjustment to interest expense. Amounts which are due to or from interest rate swap counterparties are recorded as an adjustment to interest expense in the periods in which they accrue. The Company's exposure to credit loss on its interest rate swap agreements in the event of nonperformance by the counterparties is believed to be remote due to the Company's requirement that counterparties have a strong credit rating.

     Estimated fair values of the Company's financial instruments are as follows:

(In thousands)                                                           1997                               1996
-----------------------------------------------------------------------------------------------------------------------
                                                            Carrying            Fair            Carrying          Fair
                                                             Amount             Value            Amount           Value
-----------------------------------------------------------------------------------------------------------------------
Assets
   Investment in DNI Preferred Stock (Note 3)          $      49,266    $      51,500     $      45,958    $      45,958
   Investment in Hoover's, Inc.                                4,567            4,567               ---              ---
   Interest rate swap agreements                                 ---              ---               ---            1,005
Liabilities
   Long-term debt:
            Revolving credit facility                        810,000          810,000           180,000          180,000
            8.62% senior notes                                65,000           67,833            65,000           68,512
            7.125% revenue bonds                              20,000           22,539            20,000           22,502
            Bank lines                                         5,000            5,000               ---              ---
   Interest rate swap agreements                                 ---           12,337               ---              ---
   Short-term bank lines                                         ---              ---            11,000           11,000
------------------------------------------------------------------------------------------------------------------------

     The fair value of the Company's investment in DNI Preferred Stock, which is not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The Company's investment in Hoover's, Inc. approximates its fair value. The fair values of the interest rate swaps are based on the estimated amounts the Company would receive or pay to terminate the swaps. Fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank lines approximate their fair value.

Note 5:  Business Segments

     The Company is a diversified communications company with four principal business segments located primarily in the Southeast United States. The Publishing Segment, the Company's largest segment based on revenues and operating income, currently includes twenty daily (ten of which were acquired in 1997) and a number of weekly newspapers and other publications. The Broadcast Television Segment consists of fourteen (eleven of which were acquired in 1997) television stations and a provider of equipment and studio design services. The Cable Television Segment includes two cable television operations and a cable advertising unit. The Newsprint Segment includes the Company's recycled newsprint operations. Intersegment sales (principally newsprint) comprise less than 1% of consolidated totals and are not shown separately. Corporate assets are principally property, plant and equipment and investments in unconsolidated affiliates.

     Other income, net, for 1995 includes a $3.6 million gain from the sale of the Company's interest in a Mexican newsprint operation.

     Operations for 1994 include recognition of a gain of $91.5 million ($83.3 million after-tax; $3.20 per share, or $3.17 per share - assuming dilution) related to the sale of the Company's investment in Garden State Newspapers, Inc.

     Information as to revenues, profitability and assets is as follows:

(In thousands)                                     1997            1996           1995           1994            1993
------------------------------------------------------------------------------------------------------------------------
Revenues
     Publishing                                $    485,594   $    407,791   $    364,204    $    338,088   $    320,976
     Broadcast Television                           156,315         83,445         69,274          62,443         54,121
     Cable Television                               153,302        146,159        134,183         123,305        125,356
     Newsprint                                      114,776        127,710        140,105         102,411        100,371
------------------------------------------------------------------------------------------------------------------------
         Total                                 $    909,987   $    765,105   $    707,766    $    626,247   $    600,824
========================================================================================================================

                                       33

(In thousands)                                     1997            1996           1995           1994            1993
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
     Publishing                                $     88,150   $     49,454   $     25,303    $     31,443   $     19,400
     Broadcast Television                            16,392         25,872         25,195          20,647         14,281
     Cable Television                                31,887         24,646         10,654          13,691         20,897
     Newsprint                                       (6,984)         2,464         11,841             470          5,725
------------------------------------------------------------------------------------------------------------------------
                                                    129,445        102,436         72,993          66,251         60,303

Gain on sale of Garden State
     Newspapers investment                              ---            ---            ---          91,520            ---
Interest expense                                    (65,442)       (21,267)       (15,522)        (16,948)       (21,274)
Equity in net income (loss) of
     unconsolidated affiliates                       15,029         22,212         14,597             390           (990)
Preferred stock income                                6,008          4,976          4,437           2,545            ---
Other, net                                            1,267          1,381          5,204            (789)           835
------------------------------------------------------------------------------------------------------------------------
     Income before income taxes
         and extraordinary item                $     86,307   $    109,738   $     81,709    $    142,969   $     38,874
========================================================================================================================

Identifiable assets
     Publishing                                $    724,840   $    602,276   $    589,026    $    367,042   $    354,905
     Broadcast Television                           700,767         51,090         52,483          40,697         42,208
     Cable Television                               137,706        149,265        165,933         181,221        186,744
     Newsprint                                       85,671         82,530         86,173          84,042         84,295
     Corporate                                      165,217        140,323        123,128         114,163         77,090
------------------------------------------------------------------------------------------------------------------------
         Total                                 $  1,814,201   $  1,025,484   $  1,016,743    $    787,165   $    745,242
========================================================================================================================

Capital expenditures
     Publishing                                $     10,417   $      4,877   $      5,653    $     34,710   $     12,485
     Broadcast Television                             9,203          2,269          1,805           1,852          2,227
     Cable Television                                13,067         11,733         17,895          16,371         13,110
     Newsprint                                        7,920          6,504          3,392           3,797          4,413
     Corporate                                          992          3,127            331             189            602
------------------------------------------------------------------------------------------------------------------------
         Total                                 $     41,599   $     28,510   $     29,076    $     56,919   $     32,837
========================================================================================================================

Depreciation and amortization
     Publishing                                $     36,881   $     29,300   $     24,328    $     22,869   $     23,245
     Broadcast Television                            28,404          2,760          2,794           3,066          3,397
     Cable Television                                26,557         26,530         26,914          22,812         23,126
     Newsprint                                        6,474          6,361          6,554           6,703          7,079
------------------------------------------------------------------------------------------------------------------------
         Total                                 $     98,316   $     64,951   $     60,590    $     55,450   $     56,847
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

     The Company's federal income tax returns through fiscal year 1993 have been examined and closed by the Internal Revenue Service. The Company's federal income tax returns for the years 1994 and 1995, and various state tax returns, are currently under examination by the IRS and state tax authorities, respectively. The results of these examinations are not expected to be material to the Company's results of operations, financial position or cash flows.

     Significant components of income taxes are as follows:

(In thousands)                                                                   1997             1996               1995
-----------------------------------------------------------------------------------------------------------------------------
Current
     Federal                                                               $      32,683     $      35,143    $        20,300
     State                                                                         5,341             5,830              3,906
                                                                           -------------     -------------    ---------------
                                                                                  38,024            40,973             24,206
                                                                           -------------     -------------    ---------------
Deferred
     Federal                                                                      (3,722)           (1,885)             4,073
     State                                                                          (505)              152                198
                                                                           -------------     -------------    ---------------
                                                                                  (4,227)           (1,733)             4,271
                                                                           -------------     -------------    ---------------
                                                                           $      33,797     $      39,240    $        28,477
=============================================================================================================================

     Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 28, 1997, and December 29, 1996, are as follows:

(In thousands)                                                                                    1997               1996
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Difference between book and tax bases of intangible assets                              $     152,568    $         2,987
     Tax over book depreciation                                                                    123,296            123,649
     Other                                                                                          19,447             14,517
                                                                                             -------------    ---------------
Total deferred tax liabilities                                                                     295,311            141,153
                                                                                             -------------    ---------------
Deferred tax assets:
     Employee benefits                                                                             (39,688)           (35,209)
     Other                                                                                         (17,966)           (14,096)
                                                                                             -------------    ---------------
Total deferred tax assets                                                                          (57,654)           (49,305)
                                                                                             -------------    ---------------
Deferred tax liabilities, net                                                                      237,657             91,848
Deferred tax assets included in other current assets                                                11,992             10,207
                                                                                             -------------    ---------------
Deferred tax liabilities                                                                     $     249,649    $       102,055
=============================================================================================================================

     Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:

(In thousands)                                                                   1997             1996               1995
-----------------------------------------------------------------------------------------------------------------------------
Income taxes computed at federal statutory tax rate                        $      30,208     $      38,408    $        28,598
Increase (reduction) in income taxes resulting from:
     State income taxes, net of federal income tax benefit                         3,143             3,888              2,664
     Investment income -- unconsolidated affiliates                               (3,557)           (2,150)            (1,751)
     Amortization of excess cost (goodwill)                                        2,900               247                139
     Life insurance plans                                                         (1,625)           (1,772)            (1,674)
     Other                                                                         2,728               619                501
                                                                           -------------     -------------    ---------------
                                                                           $      33,797     $      39,240    $        28,477
=============================================================================================================================

     Net of refunds, in 1997, 1996 and 1995, the Company paid income taxes of $29.4 million, $42.9 million and $18.4 million, respectively.

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

     In January 1997, the Directors' Deferred Compensation Plan became effective for each non-employee member of the Board of Directors of the Company. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units
(DSU); each non-employee Director additionally may elect to receive the balance of his or her compensation in cash or DSU. DSU accounts do not entitle non-employee Directors to any rights of a holder of common stock. DSU account balances may be settled as of a non-employee Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. Expense recognized in 1997 under the plan was $550,000.

     In May 1995, shareholders approved the 1995 Long-Term Incentive Plan (LTIP) which reserved and made available 1,300,000 shares of Class A common stock for stock-based awards to key employees, of which 1,000,000 are reserved for nonqualified stock options and 300,000 are reserved for restricted stock awards. The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restriction and forfeiture provisions. In 1997, 91,000 shares, of which 89,000 shares remain restricted at December 28, 1997, were granted under the terms of the plan. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. The plan will continue until terminated by the Company.

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

     Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. At December 28, 1997, 78,700, and 114,300 shares granted in 1995 and 1991, respectively, remain restricted under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

     Unearned compensation was recorded at the date of the restricted stock awards based on the market value of shares. Unearned compensation, which is shown as a separate component of stockholder's equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 1997, 1996 and 1995 was $1,843,000, $1,198,000 and $1,361,000, respectively.

     In 1996, the Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize compensation cost related to its stock option plans.

     The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in 1997, 1996 and 1995 in accordance with the provisions of SFAS No. 123, earnings per share would have declined $0.03, $0.02 and $0.01 in 1997, 1996 and 1995, and pro forma net income
(loss) and earnings (loss) per share would have been ($11,452,000), $69,896,000 and $52,936,000; and ($0.43), $2.63 and $2.00, respectively (per share amounts assuming dilution are identical). The 1996 and 1995 pro forma amounts are not indicative of future effects of applying the provisions of SFAS No. 123 since a three year vesting period is used to measure pro forma compensation expense and 1996 and 1995 amounts reflect expense for two years and one year of vesting, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.54%, 5.57% and 7.78%; dividend yields of 1.57%, 1.75% and 2.03%; volatility factors of .287, .282 and .324; and an expected life of 8 years.

     A summary of the Company's stock option activity, and related information for the years ended December 28, 1997, December 29, 1996 and December 31, 1995 follows:


                                                            1997                              1996                    1995
                                                  --------------------------        -------------------------      ----------
                                                                  Weighted-                         Weighted-
                                                                   Average                           Average
                                                                  Exercise                          Exercise
Options                                            Shares           Price            Shares           Price          Shares
-----------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year                      1,066,722   $     25.59           1,038,511    $     24.68       1,022,649
Granted                                              144,500         31.44             130,400          31.81         130,400
Exercised                                           (131,024)        20.20             (88,621)         21.59         (81,436)
Forfeited                                            (31,101)        38.60             (13,568)         41.62         (33,102)
                                               -------------                      ------------                  --------------
Outstanding-end of year                            1,049,097         26.68           1,066,722          25.59       1,038,511
                                               -------------                      ------------                  --------------

Price Range at end of year                     $    2 to $46                       $  2 to $46                  $    2 to $46
Price Range for exercised shares               $    2 to $32                       $  2 to $32                  $    2 to $32
Available for grant at end of year                   725,100                           869,600                        310,187
Exercisable at end of year                           789,300                           814,622                        776,711
Weighted-average fair value of
options granted during the year                $       12.47                       $     11.44
------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 28, 1997:

                                Options Outstanding                                              Options Exercisable
----------------------------------------------------------------------------------        ------------------------------------
      Range of                             Weighted-Average
      Exercise             Number              Remaining          Weighted-Average          Number         Weighted-Average
       Prices            Outstanding       Contractual Life        Exercise Price         Exercisable       Exercise Price
------------------------------------------------------------------------------------------------------------------------------
 $          2.50             16,400                 *                 $   2.50               16,400           $    2.50
           15.75             43,830                **                    15.75               43,830               15.75
     18.81-20.19            345,800            4 years                   19.58              345,800               19.58
     27.63-31.81            492,067            8 years                   29.91              232,270               28.52
     32.50-46.50            151,000                **                    38.25              151,000               38.25
                         ----------                                                       ---------
      2.50-46.50          1,049,097                                      26.68              789,300               25.21
                         ==========                                                       =========

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

     Certain employees of the Company's newsprint operations participate in multi-employer defined benefit and defined contribution pension plans. The plans provide benefits to substantially all union employees.

     Net pension cost for 1997, 1996 and 1995 is summarized below.

(In thousands)                                                            1997                  1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
Benefits earned during the year                                      $       4,845        $        4,568        $       4,067
Interest cost on projected benefit obligation                               12,910                11,362               10,973
Actual return on plan assets                                               (36,840)              (24,566)             (38,363)
Net amortization and deferral                                               18,665                 8,074               22,490
                                                                     -------------        --------------        -------------
Defined benefit plan credit                                                   (420)                 (562)                (833)
Supplemental retirement plan expense                                         2,955                 2,705                2,371
Multi-employer plans expense                                                   678                   627                  576
                                                                     -------------        --------------        -------------
     Total expense                                                   $       3,213        $        2,770        $       2,114
=============================================================================================================================

     The non-contributory defined benefit retirement plan's status was as follows:

                                                           December 28,                           December 29,
(In thousands)                                                 1997                                   1996
-------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligation:
 Vested                                                    $      152,396                         $   123,813
 Non-vested                                                         4,109                               3,887
                                                           --------------                          ----------
    Total accumulated benefit obligation                   $      156,505                         $   127,700
-------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                  $      216,205                         $   187,611
Projected benefit obligation                                      182,259                             155,196
                                                            -------------                           ---------
Plan assets in excess of projected benefit obligation              33,946                              32,415
Unrecognized net gain                                             (46,186)                            (43,372)
Unrecognized prior service costs                                    4,832                               5,053
Unrecognized net asset from transition                             (3,300)                             (4,049)
                                                            -------------                          ----------
    Net pension liability                                  $      (10,708)                        $    (9,953)
=============================================================================================================

     Assumptions used in determining the funded status of the non-contributory defined benefit retirement plan are as follows:

                                                                     1997               1996              1995
                                                                     ----               ----              ----
Discount rate                                                        7.25%              7.75%             7.50%
Average rate of increase in compensation levels                      4.25%              4.75%             4.50%
Expected long-term rate of return on plan assets                    10.50%             10.00%            10.00%

     The 1997 increases in the projected and accumulated benefit obligations are attributable to the addition of employees due to acquisitions, the lower discount rate, and a change in the mortality table used which reflects a longer life expectancy. At December 28, 1997, and December 29, 1996, the accrued pension cost of the supplemental retirement plan totaled $16.3 million and $14.4 million, respectively, and was included as a liability in the accompanying balance sheet.

     The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of employee contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $4.5 million, $4.2 million and $4 million in 1997, 1996 and 1995, respectively.


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

     The following table sets forth components of the accumulated postretirement benefit obligation included in the accompanying balance sheet at December 28, 1997, and December 29, 1996.

(In thousands)                                                     Medical Plans                      Life Insurance Plans
-----------------------------------------------------------------------------------------------------------------------------
                                                              1997              1996                1997            1996
                                                            ---------        ---------           ---------        ---------
Retirees                                                   $   14,642       $   12,354           $   5,809        $   5,582
Fully eligible plan participants                                  994              907                 416              422
Other active plan participants                                  8,681            8,710               2,163            2,465
                                                           ----------       ----------           ---------        ---------
Accumulated postretirement benefit obligation                  24,317           21,971               8,388            8,469
Unrecognized accumulated net (loss) gain                       (5,553)          (4,368)                960              647
                                                           ----------       ----------           ---------        ---------
     Accrued postretirement benefit cost                   $   18,764       $   17,603           $   9,348        $   9,116
=============================================================================================================================

                                       38

     Net periodic postretirement benefit cost for 1997, 1996 and 1995 includes the following components:

(In thousands)                                        Medical Plans                            Life Insurance Plans
-----------------------------------------------------------------------------------------------------------------------------
                                         1997            1996           1995           1997            1996           1995
                                      -----------    -----------     -----------    -----------    -----------     ----------
Service cost                          $       459    $       410     $       324    $       110    $       116     $      114
Interest cost                               1,836          1,620           1,383            601            624            570
Amortization of net loss                       94             99             ---             31             38            ---
                                      -----------    -----------     -----------    -----------    -----------     ----------
     Net periodic postretirement
         benefit cost                 $     2,389    $     2,129     $     1,707    $       742    $       778     $      684
=============================================================================================================================

     The annual assumed rate of increase in the health care cost trend rate is 9.25% for 1998 (9.75% for 1997), and is assumed to decrease gradually to 5.25% in 2006 and thereafter for both pre-age 65 and later benefits. Increasing the health care cost trend rate assumption by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 28, 1997, and December 29, 1996, by approximately $1.2 million and $1 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 and 1996 by approximately $.1 million.

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.25% and 7.75% for 1997 and 1996, respectively. The average rate of increase in compensation levels used to determine life insurance benefits was 4.25% and 4.75% for 1997 and 1996, respectively.

Note 10: Other

Revenue recognition
     Advertising revenue is recognized when advertisements are published or aired, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Newsprint revenue is recognized upon shipment of newsprint.

Depreciation and amortization
     Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes.

     Excess of cost over fair value of net identifiable assets of acquired businesses through 1970 (approximately $33 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. FCC licenses and other intangibles are being amortized by the straight-line method over periods ranging from 3 to 40 years. Management periodically evaluates the recoverability of intangible assets acquired by reviewing the current and projected profitability of each of the Company's operations. Amortization of the excess of cost over fair value of net identifiable assets of acquired businesses and FCC licenses and other intangibles was $31.1 million, $7.9 million and $3.1 million in 1997, 1996 and 1995, respectively.

Interest
     In 1997, 1996 and 1995, the Company's interest expense was $65.4 million, $21.3 million and $15.5 million, respectively, which is net of $1.8 million, $.3 million and $.4 million of interest costs capitalized for those years. Interest payments made during 1997, 1996 and 1995, net of amounts capitalized, were $62.2 million, $23.3 million and $14.4 million, respectively.

Cash and cash equivalents
     Cash and cash equivalents include highly liquid investments with original maturities of three months or less whose carrying amount approximates fair value.

Inventories
     Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.

Other current assets
     Other current assets include program rights of $10.8 million and $5.8 million at December 28, 1997, and December 29, 1996, respectively.

Accrued expenses and other liabilities
     Accrued expenses and other liabilities consist of the following:

(In thousands)                                                  1997                        1996
-----------------------------------------------------------------------------------------------------
Payroll                                                     $      19,492              $       17,828
Program rights                                                     11,604                       5,724
Advances from unconsolidated newsprint affiliate                    6,667                       6,667
Unearned revenue                                                   19,855                       7,204
Other                                                              40,572                      34,887
                                                            -------------              --------------
     Total                                                  $      98,190              $       72,310
=====================================================================================================

                                       39

Lease obligations
     The Company and its subsidiaries rent certain facilities and equipment under operating leases. These leases extend for varying periods of time up to 22 years and in most cases contain renewal options. Total rental expenses amounted to $8.8 million in 1997, $8.3 million in 1996 and $7 million in 1995. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 1998 -- $7.0 million; 1999 -- $5.9 million; 2000 -- $4.6 million; 2001-- $3.6 million; 2002 -- $3.0 million; subsequent years -- $6.9 million.

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

Earnings per share
     The Company has adopted SFAS No. 128, "Earnings Per Share," which was issued by the Financial Accounting Standards Board in February 1997 and became effective for financial statements for periods ending after December 15, 1997. The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income before extraordinary item, as presented in the Consolidated Statements of Operations.

                                    1997                                1996                               1995
                    ---------------------------------   --------------------------------    -------------------------------------
(In thousands, except    Income       Shares     Per Share   Income       Shares    Per Share   Income       Shares     Per Share
   per share amounts)  (Numerator) (Denominator)  Amount   (Numerator) (Denominator) Amount   (Numerator) (Denominator)  Amount
---------------------------------------------------------------------------------------------------------------------------------
Basic EPS
Income available to
   common stock-
   holders before
   extraordinary item  $ 52,510       26,353      $ 1.99     $ 70,498     26,273     $ 2.68     $ 53,232     26,136      $ 2.04

                                                  ======                             ======                              ======
Effect of Dilutive
   Securities
Stock Options                            169                                 179                                171
Restricted Stock            (37)         172                      (24)       120                     (41)       167
                         ------      -------                   ------     ------                 -------     ------


Diluted EPS
Income available to
   common stock-
   holders + assumed
   conversions         $ 52,473       26,694      $ 1.97     $ 70,474     26,572     $ 2.65     $ 53,191     26,474      $ 2.01
===============================================================================================================================

Commitments and contingencies
     Over the next four years the Company is committed to purchase approximately $28.7 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

     During 1997, the Company entered into a lease agreement whereby the owner would construct and own real estate facilities at a cost of up to $60 million and lease the facilities to the Company for a term of up to 5 years. The Company's occupancy is expected to occur in the second quarter 1998. The Company may cancel the lease by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (88%) of the owner's cost. Such cost approximated $17 million at December 28, 1997.

     The Company entered into a stock redemption agreement in 1985, which was amended in 1988, and 1994, with Mr. D. Tennant Bryan, former Chairman of the Executive Committee of the Board of Directors. The amended agreement provides that upon Mr. Bryan's death, his estate has the option to sell and the Company has a separate option to buy the lesser of (a) 15% of the Company's Class A stock owned by Mr. Bryan at his death and (b) a sufficient number of shares of Class A stock to fund estate taxes and certain other expenses. The purchase price for each share redeemed under the amended agreement will equal 90% of the average daily closing price for a share of Class A stock during the 91 days preceding the date that is 30 days after the date of death. If the Company or the estate had exercised an option, respectively, to buy or sell, the maximum cost to the Company of the redemption would have approximated $12 million at December 28, 1997.

Note 11: Subsequent Events

     In early 1998 the Company acquired, for approximately $92 million, the Bristol Herald Courier, a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. Additionally, the Company agreed to purchase The Hickory Daily Record located in northwestern North Carolina and announced the sale of its Kentucky newspaper properties acquired with the 1997 purchase of Park. These transactions are expected to close later in 1998. The acquisitions will be included in the Company's results of operations from their dates of acquisition.

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

     Media General, Inc., maintains an accounting system and related controls designed to provide reasonable assurance that there is proper authorization and accounting for all transactions, that financial records are reliable for preparing financial statements, and that assets are safeguarded against loss or unauthorized use. The system is supported by written policies and guidelines, a program of internal audit and the selection and training of qualified personnel. Based on work begun in early 1996 the Company implemented a new payroll and human resource management system at the beginning of 1997. Additionally, the Company is currently laying the groundwork for the implementation of a new comprehensive financial information system which will become fully operational at the beginning of the 1999 fiscal year.

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


January 26, 1998


J. Stewart Bryan III                                          Marshall N. Morton
Chairman, President and Chief Executive Officer               Senior Vice President and Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders,
Media General, Inc.

         We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 28, 1997, and December 29, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 28, 1997, and December 29, 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.

January 26, 1998
Richmond, Virginia                                             ERNST & YOUNG LLP
                                       41

         MEDIA GENERAL, INC., FINANCIAL REVIEW AND MANAGEMENT ANALYSIS

         This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the Company's financial statements and the Ten-Year Financial Summary which appear elsewhere in this report. Operating results for fiscal years 1997 and 1996 included 52 weeks, while fiscal year 1995 included 53 weeks.

ACQUISITIONS

         In January 1997, the Company acquired Park Acquisitions, Inc., parent of Park Communications, Inc. (Park), which included ten network affiliated television stations, 28 daily newspapers and 82 weekly newspapers. The total consideration approximated $715 million, representing the purchase of all the issued and outstanding common stock of Park, the assumption of liabilities (primarily $476 million of Park's high coupon long-term debt) and transaction costs. In early February 1997, the Company redeemed Park's high coupon debt and recorded an extraordinary charge of $63 million ($2.39 per share, or $2.37 per share - assuming dilution), representing the debt prepayment premium and the write-off of associated debt issuance costs, net of a $38.6 million tax benefit.

         In conjunction with the acquisition, the Company completed sales of certain of the former Park properties for approximately $147 million and purchased new properties for approximately $53 million. These purchases included the Potomac News (Woodbridge, Virginia) in February 1997, and the Reidsville Review (Reidsville, North Carolina) and The Messenger (Madison, North Carolina) in April 1997.

         In August 1997, the Company completed the exchange of WTVR-TV (Richmond, Virginia) for three other stations, WSAV-TV (Savannah, Georgia), WJTV-TV (Jackson, Mississippi) and WHLT-TV (Hattiesburg, Mississippi), in order to comply with the Federal Communication Commission's requirement that WTVR-TV be divested within one year of its January 1997 purchase date.

         In August 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee (Danville), a daily newspaper in Virginia. In May 1996, the Company acquired, for approximately $2 million, Professional Communications Systems (PCS), a provider of equipment and studio design services for television stations.

         In October 1995, for approximately $232 million, the Company acquired newspaper properties in Lynchburg, Charlottesville, Culpeper and Suffolk, Virginia (Virginia Newspapers) which included four daily and Sunday newspapers and a number of weekly and other publications.

         The aforementioned transactions were accounted for as purchases and accordingly, the operations of the acquired properties have been included in the Company's consolidated results of operations since their dates of purchase. The following discussion of segment operating results is primarily focused on the year-over-year comparative performance of the Company excluding the operating impact of acquisitions and exchanges during the periods.

         Subsequent to the end of the fiscal year, the Company acquired, for approximately $92 million, the Bristol Herald Courier, a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. Additionally, the Company agreed to purchase The Hickory Daily Record located in northwestern North Carolina and announced the sale of its Kentucky newspaper properties acquired with the 1997 purchase of Park. These transactions are expected to close later in 1998. The acquisitions will be included in the Company's results of operations from their dates of acquisition.

CONSOLIDATED OPERATING RESULTS
(In millions, except per share amounts)

                                                               Change from                     Change from
                                                    1997       prior year         1996         prior year          1995
                                                    ----       ----------         ----         ----------          ----
Revenues                                       $   910.0           19%       $    765.1             8%        $    707.8
Operating Income                                   129.4           26             102.4            40               73.0
Net Income (Loss)                                  (10.5) *       ---              70.5            32               53.2
Earnings (Loss) Per Share                          (0.40) *       ---              2.68            31               2.04
Earnings (Loss) Per Share - assuming dilution      (0.40) *       ---              2.65            32               2.01

         *Includes extraordinary charge from early redemption of Park debt ($63 million, net of a tax benefit of $38.6 million; $2.39 per share, or $2.37 per share-assuming dilution)

SEGMENT OPERATING RESULTS

         Each segment's operating results include operating cash flow information in addition to revenues, operating expenses and operating income. Operating cash flow amounts presented with business segment information represent operating income plus depreciation and amortization of intangible assets. Such cash flow amounts vary from net cash provided by operating activities, as presented in the Consolidated Statements of Cash Flows, because cash payments for interest and taxes are not reflected, nor are the cash flow effects of non-operating items or changes in certain operations-related balance sheet accounts. The Company believes the presentation of operating cash flow amounts is important for several reasons. First, fluctuations in depreciation and amortization from year to year are not necessarily indicative of the underlying performance of a company. Second, the year-over-year change in operating cash flow can be a useful measure of performance and present a meaningful indicator of results that may occur in future periods. Finally, acquisition values of communications and media businesses are often based on multiples of operating cash flow.

PUBLISHING
(In millions)

                                                             Change from                     Change from
                                                  1997       prior year         1996         prior year          1995
                                                  ----       ----------         ----         ----------          ----
Revenues                                    $     485.6         19%        $   407.8             12%        $   364.2
Operating Expenses                                397.4         11             358.3              6             338.9
Operating Income                                   88.2         78              49.5             95              25.3
Depreciation & Amortization                        36.8         26              29.3             20              24.3
Operating Cash Flow                               125.0         59              78.8             59              49.6

         The preceding chart contains the operating results of the Publishing Segment, including recent acquisitions. In 1997, Publishing Segment revenues increased $53.1 million and operating income rose $10.1 million over 1996 as a direct result of acquisitions. In 1996, Publishing Segment revenues and operating income increased $36.6 million and $9.2 million, respectively, over 1995, due to 1996 and 1995 acquisitions.

1997 Compared to 1996

         Excluding 1997 and 1996 acquisitions, Publishing Segment revenues rose $24.7 million (6%) in 1997. At the Company's metropolitan newspapers, which include its three largest daily newspapers, advertising revenues increased $20 million as a result of expanded linage (up 4.1%) combined with higher advertising rates (up an average of 3.4%). The year-over-year increase was principally attributable to strong performances in classified advertising, led by the employment and automotive categories, and in retail advertising. A small decrease in circulation revenues of 1.8%, resulting from a decline in circulation volume (down 2.3%) coupled with slightly higher average rates, was more than offset by the growth in general advertising revenues.

         Publishing Segment operating expenses, excluding 1997 and 1996 acquisitions, decreased $3.9 million in the current year compared to the prior year. This drop was attributable to a $13.1 million reduction in newsprint expense, due to decreased cost per ton, partially offset by a $2.4 million increase in employee compensation and benefit costs combined with a moderate increase in depreciation expense. Additionally, certain other operating expenses increased, including approximately $4.2 million in one-time costs incurred in 1997 related to re-engineering initiatives at several of the Segment's locations including the Company's Tampa, Florida, and Richmond, Virginia, daily newspapers. The majority of the savings generated by these re-engineering efforts will be realized in 1998 and subsequently.

         Operating income for the Publishing Segment, excluding 1997 and 1996 acquisitions, rose $28.6 million (59%) in 1997. This growth came principally from increased revenues at the Company's metropolitan newspapers, particularly in classified and retail advertising, coupled with the substantial decline in newsprint expense.

1996 Compared to 1995

         Publishing Segment revenues, excluding 1996 and 1995 acquisitions, increased $7 million (2%) in 1996. At the Company's metropolitan newspapers, advertising revenues increased $5.5 million, reflecting the effect of a 1.8% average rate increase together with a slight rise in advertising inches. Classified advertising, led by the employment and automotive categories, was the primary contributor to the overall revenue improvement. A small increase in general advertising revenue was more than offset by a decline in retail advertising revenue. Circulation revenues rose 2% in 1996, the result of a 6.3% average rate increase partially offset by a 4% drop in circulation volume.

         Publishing Segment operating expenses, excluding 1996 and 1995 acquisitions, decreased $8 million in 1996. Employee compensation and benefit costs dropped $4 million, primarily the result of a re-engineering program implemented at the Company's Winston-Salem, North Carolina, daily newspaper during the last half of 1995. Other expense reductions were due to the absence of $2.9 million of costs related to the aforementioned re-engineering program at Winston-Salem, and a $2.1 million reduction in depreciation and amortization, primarily the result of certain intangibles becoming fully amortized in 1995. In addition, advertising, promotion and incentive costs dropped $1 million. These reductions more than offset a $2.2 million rise in newsprint expense, due to increased cost per ton.

         Operating income for the Publishing Segment, excluding 1996 and 1995 acquisitions, rose $15 million in 1996 from 1995. The majority of this increase was from the Company's metropolitan newspapers, reflecting growth in classified advertising revenue and reduced employee compensation and benefit costs.

BROADCAST TELEVISION
(In millions)

                                                             Change from                     Change from
                                                  1997       prior year         1996         prior year          1995
                                                  ----       ----------         ----         ----------          ----
Revenues                                       $  156.3          87%         $  83.4             20%          $  69.3
Operating Expenses                                139.9         143             57.5             31              44.1
Operating Income                                   16.4         (37)            25.9              3              25.2
Depreciation & Amortization                        28.4         ---              2.8             (1)              2.8
Operating Cash Flow                                44.8          57             28.6              2              28.0

         The preceding chart includes the operating results of the Broadcast Television Segment, including recent acquisitions. As a direct result of the acquisitions occurring in 1997, revenues increased $77.3 million and operating income decreased $3.9 million from 1996. In 1996, revenues and operating income increased from 1995 by $9.2 million and $.1 million, respectively, solely as a result of the 1996 acquisition of PCS.


1997 Compared to 1996

         Broadcast Television Segment revenues, excluding acquisitions, decreased $4.4 million in 1997 from 1996. The decline was principally the result of soft national and political advertising revenues (the latter due to the absence of several 1996 national and local political issues), which were only partially offset by an increase in local advertising revenues (driven by the automotive category).

         Broadcast Television Segment operating expenses, excluding acquisitions, remained essentially flat in 1997. A modest increase in program costs was partially offset by a small decrease in employee compensation and benefit expense.

         Excluding acquisitions, Broadcast Television Segment operating income declined $5.6 million in the current year. The drop was primarily attributable to reduced national and political advertising revenues, especially at the Company's largest station, WFLA-TV in Tampa. The Company completed the transfer of the network affiliation at its Jacksonville station (WJWB-TV) from ABC to Warner Brothers in February 1997. As anticipated, WJWB-TV posted weak 1997 results. Conversely, the full-year impact of the network switch from ABC to NBC in August 1996 at the Company's WCBD-TV station in Charleston resulted in growth, but only partially compensated for WJWB-TV's reduced results.

1996 Compared to 1995

         Broadcast Television Segment revenues, excluding acquisitions, increased $4.9 million in 1996, up 7.1% from 1995. The revenue growth was principally the result of increases in political, national and local spot sales at the Company's Tampa station. National and local revenues were aided by the broadcast of the Summer Olympics, as well as increases in the automotive and department store categories, while political revenues increased due to state issues and strong presidential and state election advertising. These increases were partially offset by a decrease in revenues at the Company's station in Jacksonville, largely attributable to advertiser reluctance in the face of that station's then impending network switch from ABC to Warner Brothers.

         Broadcast Television Segment operating expenses, excluding acquisitions, rose $4.4 million in 1996 over 1995. The majority of this increase was attributable to increased programming costs of $3.2 million (51%) due to the addition of new programs in the fall of 1995 at WFLA-TV , as well as a rise in employee compensation and benefit costs of $.8 million (4.4%) over 1995 levels.

         Broadcast Television Segment operating income, excluding acquisitions, increased $.6 million in 1996. The improvement was attributable to strong revenue growth at the Company's WFLA-TV station in Tampa, which more than offset increased programming costs and lackluster performances at the Company's Jacksonville and Charleston television stations.

CABLE TELEVISION
(In millions)

                                                             Change from                     Change from
                                                  1997       prior year         1996         prior year           1995
                                                  ----       ----------         ----         ----------           ----
Revenues                                     $    153.3          5%         $    146.1           9%           $    134.2
Operating Expenses                                121.4        ---               121.5          (2)                123.5
Operating Income                                   31.9         30                24.6         131                  10.7
Depreciation & Amortization                        26.6        ---                26.5          (1)                 26.9
Operating Cash Flow                                58.5         14                51.2          36                  37.6

1997 Compared to 1996

         Revenues at the Company's Cable Television Segment rose $7.2 million in 1997, up 4.9% from 1996. The increase was attributable to the Company's Fairfax County, Virginia, cable system (Fairfax Cable), as a result of a 3.4% increase in the number of subscribers (to 235,500 at December 28, 1997), together with a combined average increase of 5.4% in basic and expanded subscriber rates. This rate increase along with subscriber growth produced a 2.6% improvement in average revenue per subscriber (excluding pay-per-view).

         The Telecommunications Act of 1996 (1996 Act) eliminated rate regulation of cable services other than the basic service tier after March 31, 1999. The 1996 Act also removed previously applicable restrictions that had prevented most local telephone companies from offering cable services in the areas where they provide telephone services. This development and the advent of wireless and direct broadcast satellite services likely will increase competition in the areas served by the Company's cable systems. The Company is developing several strategic initiatives for its Fairfax Cable system, including entry into the high speed data transmission and commercial and residential telephone markets. The Company estimates that the capital investment required for it to compete effectively in those markets could exceed $200 million over a ten-year period.

         Cable Television Segment operating expenses remained essentially flat in the current year. An increase in programming costs more than offset reductions in compensation and employee benefit costs and depreciation expense.

         Cable Television Segment operating income improved $7.3 million (30%) in 1997 from 1996. The increase was due principally to revenue growth at Fairfax Cable of $7.2 million, up 5.3% in 1997 as a result of both rate and subscriber count increases. These subscriber count increases prompted a commensurate rise in programming costs, which were essentially offset by reduced compensation and employee benefits costs; this reduction reflected the current-year benefit of the restructuring process implemented in 1996 at Fairfax Cable.

1996 Compared to 1995

         Cable Television Segment revenues rose $12 million in 1996, up 9% from 1995. The increase was attributable to the Company's Fairfax Cable system, as a result of a 2.7% increase in the number of subscribers (to 227,700 at December 29, 1996), together with average increases in basic and expanded subscriber rates of 6.5% and 9.2%, respectively. These rate increases combined with subscriber growth produced a 7% improvement in average revenue per subscriber (excluding pay-per-view).

         Cable Television Segment operating expenses decreased $2 million in 1996 from 1995. A $3.1 million (11%) decline in 1996 of employee compensation and benefit costs, reflecting the results of a restructuring process implemented at Fairfax Cable, and a $1.3 million decrease in maintenance and repair expense, more than offset a $3.3 million (12%) increase in programming costs.

         Cable Television Segment operating income increased $14 million in 1996 from 1995. The increase reflects revenue growth at Fairfax Cable, up 10.4% in 1996 as a result of both rate and subscriber count increases, as well as reduced compensation and employee benefit costs; together, these more than offset an increase in programming costs.

NEWSPRINT
(In millions)

                                                             Change from                     Change from
                                                  1997       prior year         1996         prior year          1995
                                                  ----       ----------         ----         ----------          ----
Revenues                                     $    114.8       (10%)         $    127.7         (9%)          $    140.1
Operating Expenses                                121.8        (3)               125.2         (2)                128.3
Operating Income (Loss)                            (7.0)      ---                  2.5        (79)                 11.8
Depreciation & Amortization                         6.5         2                  6.4         (3)                  6.6
Operating Cash Flow                                (0.5)      ---                  8.8        (52)                 18.4

1997 Compared to 1996

         Newsprint Segment revenues declined $12.9 million (10%) in 1997, largely reflecting the results of the Company's Garden State Paper (Garden State) newsprint mill, located in Garfield, New Jersey. The decline resulted from a 14.5% decrease in the average realized selling price per ton, partially offset by a 5.1% rise in tons sold. Average realized newsprint selling prices fell during the current year from $572 per ton in 1996 to $488 per ton in 1997. However, the market showed continued improvement throughout the year, as evidenced by a 7% average selling price increase from $456 per ton during the first quarter of 1997 to the above-mentioned $488 per ton for the full year.

         Newsprint Segment operating expenses dropped $3.4 million in 1997 from the comparable 1996 amount. The cost of Garden State's principal raw material, recovered newspapers (ONP), dropped $3.7 million (15%). The average cost of ONP in 1997 was $73 per ton, down 16% from last year's $87 per ton, due to lower market demand for ONP during the current year. The decline in ONP cost together with decreases of $1.1 million in maintenance costs, due mainly to improved production and decreased downtime, and $.7 million in energy expense, attributable to lower average fuel prices during the year, more than offset a $1.9 million increase in the cost of chemicals used to enhance the quality of newsprint produced.

         The Newsprint Segment produced an operating loss of $7 million in 1997, a sharp contrast to the $2.5 million income posted in 1996. The decline resulted from an $84 decrease in average realized selling price per ton as compared to a year ago, partially offset by a drop in ONP expense. During 1997, as newsprint consumption increased the Company's average realized newsprint selling price per ton rose and, in the fourth quarter of 1997, began to exceed equivalent 1996 levels. This trend of gradual improvement in realized newsprint selling prices is expected to continue into 1998.

1996 Compared to 1995

         Newsprint Segment revenues declined $12.4 million (9%) in 1996, largely reflecting the results of the Company's Garden State Paper newsprint mill. The decline resulted from a 9% decrease in tons sold, as the average realized selling price remained essentially even with 1995. Average newsprint selling prices began the year at $652 per ton, and dropped to $444 per ton by year-end, reflecting the results of an industry cycle of declining selling prices and weak demand.

         Newsprint Segment operating expenses dropped $3 million in 1996 from the comparable 1995 amount, due to a $12 million (32%) drop in the cost of ONP. The average cost of ONP in 1996 was $87 per ton, down 28% from 1995's $121 per ton, due to lower market demand throughout the year. This decline in ONP expense more than offset the rise in other expenses, including a $4.4 million (18%) increase in energy costs due to a severe winter which limited the available supply of low cost fuel, a $2.8 million (32%) rise in maintenance and repair expense related to production problems, a $1.3 million increase in consultant fees related to a process re-engineering project at Garden State, a $1 million increase in chemical costs in order to increase quality, and a $1 million rise in employee compensation and benefit costs.

         Newsprint Segment operating income fell $9.4 million in 1996 from 1995. The decrease resulted from the reduction in tons sold in the current year (down 9% from prior year levels), which more than offset the decrease in operating costs.

UNCONSOLIDATED AFFILIATES

1997 Compared to 1996

         The Company's investment income from unconsolidated affiliates decreased $6.2 million in 1997 from the comparable 1996 amount. The decrease was attributable to the Company's share of reduced operating results at its Southeast Paper Manufacturing Company (SEPCO) newsprint affiliate, which decreased $11.2 million from last year. Despite a 5.6% increase in tons sold, revenues declined 11.2% as a result of a decrease in SEPCO's average realized newsprint selling price to $492 per ton in 1997 from $583 per ton in 1996.

         Income earned from the Company's Denver Newspapers, Inc. (DNI), affiliate increased $5 million in 1997 over 1996 due to a $4 million increase in the Company's share of DNI's net income applicable to common stockholders and a $1 million increase in income from the Company's DNI preferred stock investment. DNI's improved results were attributable to solid advertising revenue growth coupled with reduced newsprint expense which, together, more than offset the effects of a modest decrease in circulation revenues and increases in other operating expenses.

1996 Compared to 1995

         The Company's investment income from unconsolidated affiliates rose $8.2 million in 1996 over 1995. The most significant portion of the increase came from the Company's share of the operating results of its SEPCO newsprint affiliate, which increased $6.7 million over the previous year. SEPCO established new annual records for income and production in 1996. The improvement was primarily attributable to significantly lower production costs (mainly due to reduced ONP expense), as well as a slight increase in revenues. For the year, SEPCO's average realized selling price approximated $583 per ton compared to $578 per ton in 1995.

         Income earned from the Company's Denver Newspapers, Inc., affiliate increased $1.4 million in 1996 over 1995 due to a $.9 million increase in the Company's share of DNI's net income applicable to common stockholders and a $.5 million increase in income from the Company's DNI preferred stock investment. DNI's improved operating results were attributable to strong advertising revenue growth which more than offset the effect of increased operating expenses (principally newsprint).

INTEREST EXPENSE

         Interest expense of $65.4 million represented a $44.2 million increase over 1996. This was due primarily to a $654 million rise in average debt outstanding in 1997, the result of recent acquisitions. The Company's average effective borrowing rate of 6.9% in 1997 was up slightly from 1996.

         Interest expense of $21.3 million in 1996 represented a $5.7 million increase over the prior year. The increase was due primarily to the $108 million rise in average debt outstanding, the result of 1996 and 1995 acquisitions, partially offset by a reduction in the Company's average effective borrowing rate to 6.8%.

NON-OPERATING ITEMS

         Other income, net, remained relatively flat in 1997 from 1996. A reduction in gains from sales of miscellaneous fixed assets was essentially offset by a rise in current-year interest income on proceeds from the sales of former Park properties together with the absence of prior-year expenses related to acquisitions.

         Other income, net, decreased $3.8 million in 1996 from 1995. The decline was primarily the result of the absence of 1995's $3.6 million pre-tax gain on the sale of the Company's interest in a Mexican newsprint affiliate, combined with a decline of interest earned on short-term investments held by the Company prior to the 1995 Virginia Newspapers acquisition. Together, these offset an increase in gains from various fixed asset sales.

PROVISION FOR INCOME TAXES

         Excluding the extraordinary item, the Company's effective tax rate was 39.2% in 1997, up from 35.8% in the previous year. Income tax expense declined $5.4 million (14%) in 1997 on a pretax earnings decrease of $23.4 million (21%). The increase in effective rate was due to a higher proportion of nondeductible intangible asset amortization related to recent acquisitions. See Note 6 to the accompanying consolidated financial statements for additional information regarding income taxes.

         Excluding the gain and related income taxes on the Company's first quarter 1995 sale of its interest in a Mexican newsprint operation, the Company's effective tax rate was 35.8% in 1996, up slightly from 35% in the previous year. Income tax expense rose $11.9 million (43%) over 1995 on a pretax earnings increase of $31.6 million (40%).

NET INCOME

         The Company incurred a net loss of $10.5 million ($.40 per share; both basic and assuming dilution) in 1997 as the result of a $63 million charge, net of a tax benefit of $38.6 million, ($2.39 per share, or $2.37 per share - assuming dilution) related to the redemption of Park's high coupon debt in February 1997. Excluding this extraordinary item, net income declined from $70.5 million in 1996 to $52.5 million in the current year. This $18 million ($23 million pre-tax) decrease in net income was primarily attributable to newsprint related operations; Garden State's pre-tax operating profit declined $9.5 million and the Company's share of SEPCO's income was down $11.2 million. Increases in interest expense ($44.2 million) and amortization expense ($25.7 million) related to acquisitions slightly more than offset operating profit increases in other businesses. The Publishing Segment and Cable Segment had particularly strong performances with increases in operating profits of 78% and 29%, respectively.

         Net income for 1996 was $70.5 million ($2.68 per share, or $2.65 per share - assuming dilution) compared to $53.2 million ($2.04 per share, or $2.01 per share - assuming dilution) in 1995. Net income for 1995 included the after-tax gain of $2.5 million ($.10 per share, or $.09 per share - assuming dilution) from the sale of the Company's interest in a Mexican newsprint affiliate. Excluding the impact of the 1995 gain, 1996 net income was up 39% from the prior year reflecting strong growth in operating income in the Publishing Segment due to improvements at the metropolitan daily newspapers, the addition of the Virginia Newspaper properties, and increased operating income in the Cable Television Segment due mainly to revenue growth.

LIQUIDITY AND CAPITAL RESOURCES

         Funds generated by operating activities during 1997 totaled $119.3 million, down $7.2 million from 1996. The decrease was due to a decline in net income (excluding the extraordinary item) and the absence of the prior-year distribution of $15.6 million from SEPCO, partially offset by a rise in non-cash amortization resulting from recent acquisitions. Funds generated from operating activities coupled with funds provided from the sales of non-southeastern Park properties and new borrowings, supplied $277 million for acquisitions (excluding the debt and other liabilities assumed), $85 million for premiums and costs related to the early redemption of Park debt, $42 million for capital expenditures and $14 million for the payment of dividends to stockholders.

         Total debt outstanding at December 28, 1997, was $900 million, up $624 million (principally the result of the Park acquisition) from the year-ago level of $276 million, but down $148 million from the March 30, 1997, level of $1,048 million. The majority of the debt reduction in the current year was funded with the net proceeds from the sales of certain of the former Park properties; the balance was derived from cash flow from operations. At December 28, 1997, the Company had $390 million in unused credit lines available from its committed revolving credit facility expiring in 2003.

         In connection with the borrowings related to the Park acquisition, in 1997 the Company entered into additional interest rate swap agreements aggregating $600 million. These interest rate swaps, coupled with existing ones, have maturities ranging from one to six years and totaled $800 million at December 28, 1997. These instruments are used solely to manage interest rate risk and effectively convert the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 6.8% at December 28, 1997. See Note 4 to the accompanying consolidated financial statements for additional information regarding interest rate swaps.

         The Company anticipates that internally generated funds provided by operations during 1998, together with existing credit facilities, will be more than adequate to finance other possible acquisitions, projected capital expenditures, dividends to stockholders, and working capital needs in the future. Additionally, the Company expects to receive $58.6 million in dividends and return of principal on its mandatorily redeemable preferred stock investment in Denver Newspapers, Inc., by June 30, 1999, that security's redemption date.

YEAR 2000

         As is true with many companies today, the Company is heavily reliant on technology to deliver its services. Because some forms of technology in use today employ systems that are not capable of dealing with the year 2000 transition, the Company has assembled a taskforce to review all its systems to ensure against a year 2000 malfunction. While we have found that such systems do exist in Media General, the growth of the Company and the availability of new technology have jointly caused us to upgrade or replace substantial portions of our fundamental systems in recent years with year 2000 compliant systems. In addition, we are in the process of installing a new, corporate-wide, financial information system and have just completed the first replacement phase of a new human resources information system, both of which are year 2000 compliant. While the overall cost of this effort is still being evaluated, the benefits received from the new technology for many of its operational systems are expected to amply justify the cost of replacement; these costs are not expected to be material to the Company's consolidated results of operations or financial position.

OUTLOOK FOR 1998

         The quick integration of recently acquired companies into Media General has strengthened the Company's ability to provide communications throughout the Southeast and to capitalize on emerging opportunities. The Company anticipates that all of its segments will produce year-over-year operating income and cash flow increases, and the Publishing Segment is expected to show particularly strong results. Results for the Newsprint Segment are directly affected by the newsprint market's price levels, which have shown gradual improvement throughout 1997 and are expected to show continued improvement in 1998. Due to strong growth in advertising and newsprint revenues, the Company's net income is expected to increase.

Media General, Inc.
Quarterly Review
(In thousands, except per share amounts)

                                         First                Second                Third               Fourth
                                        Quarter               Quarter              Quarter              Quarter
----------------------------------------------------------------------------------------------------------------
1997
Revenues                       $        216,145     $          229,426   $          221,975    $         242,441
----------------------------------------------------------------------------------------------------------------
Operating income                         24,802                 34,325               28,481               41,837
Income before extraordinary               8,233                 13,890               10,565               19,822
    item
Extraordinary item                      (63,000)                   ---                  ---                  ---
Net income (loss)                       (54,767)                13,890               10,565               19,822
Income per share before
    extraordinary item                     0.31                   0.53                 0.40                 0.75
Income per share before extra-
    ordinary item - assuming               0.31                   0.52                 0.39                 0.75
    dilution
Net income (loss) per share               (2.08)                  0.53                 0.40                 0.75
Net income (loss) per share -
    assuming dilution                     (2.06)                  0.52                 0.39                 0.75
----------------------------------------------------------------------------------------------------------------
Shares traded                             2,761                  2,978                2,498                1,876
Stock price range              $    29.38-32.75     $      28.38-35.25   $      34.50-40.00    $     37.25-44.63
Quarterly dividend paid        $           0.13     $             0.13   $             0.13    $            0.14
----------------------------------------------------------------------------------------------------------------

1996
Revenues                       $        184,800     $          192,632   $          188,003    $         199,670
Operating income                         20,015                 29,553               23,199               29,669
Net income                               15,056                 20,880               15,623               18,939
Net income per share                       0.57                   0.79                 0.60                 0.72
Net income per share -
    assuming dilution                      0.57                   0.78                 0.59                 0.71
----------------------------------------------------------------------------------------------------------------
Shares traded                             2,661                  1,756                2,597                2,095
Stock price range              $    29.88-39.38     $      34.75-39.50   $      27.63-37.50    $     29.38-32.63
Quarterly dividend paid        $           0.12     $             0.12   $             0.13    $            0.13
----------------------------------------------------------------------------------------------------------------

o Media General, Inc., Class A common stock is listed on the American Stock Exchange under the symbol MEG.A. The approximate number of equity security holders of record at March 1, 1998, was: Class A common -- 2,380, Class B common -- 16.

o First quarter 1997 results include an extraordinary charge of $63 million, net of a tax benefit of $38.6 million ($2.39 per share, or $2.37 per share
     - assuming dilution), representing the debt prepayment premium and the write-off of associated debt issuance costs related to the redemption of debt assumed in the January 1997, acquisition of Park.

o During the fourth quarter 1997, the Company received updated appraisal information related to the Park acquisition which principally resulted in adjustments to intangible assets, deferred taxes and the effective income tax rate. Values assigned by the appraisal to identifiable intangible assets increased and excess of cost over fair value decreased while total appraised value remained unchanged.

Media General, Inc.
Ten-Year Financial Summary
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

                                                      1997                1996                1995               1994
-----------------------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues (a)                        $     909,987        $    765,105      $      707,766        $    626,247
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $     (10,490)       $     70,498      $       53,232        $    117,009
Adjustments to reconcile to operating
  cash flow:
 Extraordinary item (b)                              63,000                ---                  ---                 ---
 Gain on sale of Garden State
   Newspapers investment                                ---                ---                  ---             (91,520)
 Cumulative effect of changes in
   accounting principles (c)                            ---                ---                  ---                 ---
 Investment  (income) loss --
   unconsolidated affiliates                        (21,037)           (27,188)            (19,034)              (2,935)
   Other, net                                        (1,267)            (1,381)             (5,204)                 789
   Interest expense                                  65,442             21,267              15,522               16,948
   Income taxes                                      33,797             39,240              28,477               25,960
                                                -----------        -----------          ----------           ----------
   Operating income (a)(d)                          129,445            102,436              72,993               66,251
   Depreciation and amortization                     98,316             64,951              60,590               55,450
                                                -----------        -----------          ----------           ----------
   Operating cash flow                        $     227,761      $     167,387      $      133,583         $    121,701
=======================================================================================================================
Per Share Data: (b)(c)(e)
 Income (loss) before extraordinary item and
   cumulative effect of changes in accounting
   principles                                 $        1.99      $        2.68      $         2.04         $       4.50
Extraordinary item                                    (2.39)               ---                 ---                  ---
Cumulative effect of changes in accounting
   principles                                           ---                ---                 ---                  ---
                                                -----------        -----------          ----------          -----------
Net income (loss)                             $       (0.40)     $        2.68      $         2.04        $        4.50
=======================================================================================================================
Per Share Data - assuming dilution: (b)(c)(e)
 Income (loss) before extraordinary item and
   cumulative effect of changes in accounting
   principles                                 $        1.97      $        2.65      $         2.01        $        4.45
Extraordinary item                                    (2.37)               ---                 ---                  ---
Cumulative effect of changes in accounting
   principles                                           ---                ---                 ---                  ---
                                                -----------        -----------          ----------           ----------
Net income (loss)                             $       (0.40)     $        2.65      $         2.01        $        4.45
=======================================================================================================================
Other Financial Data:
 Total assets                                 $   1,814,201      $   1,025,484      $    1,016,743        $     787,165
 Working capital                                     31,442             13,373              22,938               14,833
 Capital expenditures                                41,599             28,510              29,076               56,919
 Total debt                                         900,000            276,000             326,750              172,500
 Cash dividends per share                              0.53               0.50                0.48                 0.44
=======================================================================================================================

(a) In 1988, the Company discontinued its Broadcast Services operations and sold its media placement division, and agreed to dispose of its West Coast newsprint mill and related operations. Revenues for 1988 include disposed broadcast operation revenues of $62.4 million and disposed newsprint operation revenues of $74.3 million. Operating income for 1988 includes disposed broadcast operation operating losses of $59.3 million and disposed newsprint operation operating profits of $14.8 million.

(b) In 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt prepayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in the January 1997, Park acquisition.

(c) Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share, basic and assuming dilution) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the adoption of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which increased 1992 net income by $15.1 million ($0.58 per share, basic and assuming dilution), which represented the net decrease in the Company's deferred tax liability at that date.


              1993                1992               1991                1990                   1989                1988
---------------------------------------------------------------------------------------------------------------------------
     $       600,824     $       577,659     $       585,900     $      613,667      $         595,132       $      738,871
---------------------------------------------------------------------------------------------------------------------------
     $        25,708     $        19,000     $       (62,091)    $       25,480      $          20,720       $        8,819

                 ---                 ---                 ---                ---                    ---                  ---

                 ---                 ---                 ---                ---                    ---                  ---

                 ---                (687)                ---                ---                    ---                  ---

                 990               4,926              75,640              1,303                (10,562)             (16,507)
                (835)             (6,131)             (2,659)              (814)                  (684)                (369)
              21,274              17,559              16,056             19,831                 25,385               18,089
              13,166               7,946               9,395             18,025                  9,280                5,380
          ----------          ----------          ----------          ---------          -------------           ----------
              60,303              42,613              36,341             63,825                 44,139               15,412
              56,847              54,550              49,943             47,547                 45,635               47,635
          ----------          ----------          ----------          ---------          -------------           ----------
     $       117,150     $        97,163     $        86,284     $      111,372      $          89,774      $        63,047
===========================================================================================================================



     $          0.99     $          0.70     $         (2.40)    $         0.99      $            0.80      $          0.31
                 ---                 ---                 ---                ---                    ---                  ---

                 ---                0.03                 ---                ---                    ---                  ---
           ---------        ------------           ---------           --------           ------------          -----------
     $          0.99     $          0.73     $         (2.40)    $         0.99      $            0.80      $          0.31
===========================================================================================================================



     $          0.98     $          0.70     $         (2.40)    $         0.98      $            0.80      $          0.31
                 ---                 ---                 ---                ---                    ---                  ---

                 ---                0.03                 ---                ---                    ---                  ---
           ---------        ------------           ---------           --------           ------------          -----------
     $          0.98     $          0.73     $         (2.40)    $         0.98      $            0.80      $          0.31
===========================================================================================================================

     $       745,242     $       787,425     $       762,311     $      775,944     $          782,657      $       852,764
               9,551               9,657               3,668             21,333                 62,210               55,488
              32,837              92,319             115,383             73,686                 69,117               77,717
             261,756             320,506             277,202            234,565                275,928              274,985
                0.44                0.44                0.44               0.44                   0.42                 0.39
===========================================================================================================================

(d) Operating income includes the following pre-tax special charges: 1991 -- $11.3 million for early retirement program and newspaper merger costs; 1989 -- $10.3 million for the write-off of unrecovered costs related to a lawsuit against William B. Tanner and others; 1988 -- $66.3 million primarily related to the Company's discontinuance of Broadcast Services operations.

(e) In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which is effective for periods ending after December 15, 1997. Accordingly, the Company has changed the method used to compute earnings per share and has restated its earnings per share for all prior periods. Under the new standard, basic earnings per share, which excludes the dilutive effect of stock options, replaces primary earnings per share.