Form 10-K, Exhibit 13
period 1998-12-27
MEDIA GENERAL INC
filed 1999-03-26
CIK 216539

Exhibit 13

               Media General
            Operating Locations

o    PUBLISHING
      Virginia
          Richmond Times-Dispatch
          Bristol Herald Courier
          The (Lynchburg) News & Advance
          The (Charlottesville) Daily Progress
          Potomac (Woodbridge) News
          Danville Register & Bee
          The (Waynesboro) News Virginian
          Manassas Journal Messenger
          Culpeper Star-Exponent
          Suffolk News-Herald
          Virginia Business Magazine - Richmond
          Media General Financial Services - Richmond

       North Carolina
          Winston-Salem Journal
          (Concord & Kannapolis) Independent Tribune
          The Hickory Daily Record
          Statesville Record & Landmark
          The (Morganton) News Herald
          The Reidsville Review
          The (Eden) Daily News
          The (Marion) McDowell News

       Florida
          The Tampa Tribune
          (Sebring) Highlands Today
          (Brooksville) Hernando Today

       Colorado
          The Denver Post (40% ownership)

       District of Columbia
          Media General News Service

                     Media General also owns nearly
                      100 weeklies and periodicals


o      BROADCAST TELEVISION

          WIAT-TV42 - Birmingham, Ala.
          WHOA-TV32 - Montgomery, Ala.*
          WJWB-TV17 - Jacksonville, Fla.
          WFLA-TV8  - Tampa, Fla.
          WSAV-TV3  - Savannah, Ga.
          WTVQ-TV36 - Lexington, Ky.
          KALB-TV5  - Alexandria, La.
          WHLT-TV22 - Hattiesburg, Miss.
          WJTV-TV12 - Jackson, Miss.
          WNCT-TV9  - Greenville, N.C.
          WCBD-TV2  - Charleston, S.C.
          WDEF-TV12 - Chattanooga, Tenn.
          WJHL-TV11 - Johnson City, Tenn.
          WSLS-TV10 - Roanoka, Va.
          Professional Communications Services - Tampa, Fla.

o      CABLE TELEVISION
          Media General Cable and Mega Advertising -
             Fairfax County, Va.
          Media General Cable of Frederickburg -
             Fredericksburg, Va.

o      NEWSPRINT
          Garden State Paper Company, Inc. - Garfield, N.J.
          Southeast Paper Manufacturing Company
             (33% ownership) - Dublin, Ga.

*     Sale pending








































           MEDIA GENERAL, INC., CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                     Fiscal Years Ended
                                                     ----------------------------------------------
                                                        December 27,    December 28,   December 29,
                                                            1998           1997           1996
---------------------------------------------------------------------------------------------------

Revenues                                              $     973,978    $    909,987    $    765,105

Operating costs:
  Production                                                477,260         453,937         410,659
  Selling, distribution and administrative                  240,487         228,289         187,059
  Depreciation and amortization                             100,201          98,316          64,951
---------------------------------------------------------------------------------------------------
      Total operating costs                                 817,948         780,542         662,669
---------------------------------------------------------------------------------------------------

Operating income                                            156,030         129,445         102,436
---------------------------------------------------------------------------------------------------

Other income (expense):
  Interest expense                                          (66,049)        (65,442)        (21,267)
  Investment income - unconsolidated affiliates:
    Southeast Paper Manufacturing Co.                        12,831           8,334          19,508
    Denver Newspapers, Inc.:
      Equity in net income                                    3,226           6,695           2,704
      Preferred stock income                                  6,136           6,008           4,976
  Other, net                                                   (999)          1,267           1,381
---------------------------------------------------------------------------------------------------
      Total other income (expense)                          (44,855)        (43,138)          7,302
---------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary item           111,175          86,307         109,738
Income taxes                                                 40,301          33,797          39,240
---------------------------------------------------------------------------------------------------

Income before extraordinary item                             70,874          52,510          70,498
Extraordinary item from early redemption of debt
  (net of income tax benefit of $38,613)                        ---         (63,000)            ---
---------------------------------------------------------------------------------------------------

Net income (loss)                                     $      70,874    $    (10,490)   $     70,498
===================================================================================================

Earnings (loss) per common share:
  Income before extraordinary item                    $        2.67    $       1.99    $       2.68
  Extraordinary item                                            ---           (2.39)            ---
                                                      ---------------------------------------------

Net income (loss)                                     $        2.67    $      (0.40)   $       2.68
                                                      =============================================

Earnings (loss) per common share and equivalent-assuming dilution:

  Income before extraordinary item                    $        2.63    $       1.97    $       2.65
  Extraordinary item                                            ---           (2.37)            ---
                                                      ---------------------------------------------

Net income (loss)                                     $        2.63    $      (0.40)   $       2.65
                                                      =============================================

Notes to Consolidated Financial Statements begin on page 30.

                MEDIA GENERAL, INC., CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)




ASSETS
                                                                      December 27,     December 28,
                                                                         1998              1997
---------------------------------------------------------------------------------------------------

Current assets:
  Cash and cash equivalents                                      $         7,637     $        3,504
  Accounts receivable (less allowance for doubtful
    accounts 1998 - $8,433; 1997 - $6,653)                               110,067            109,287
  Inventories                                                             20,341             20,868
  Other                                                                   38,181             32,268
                                                                 ---------------     --------------
    Total current assets                                                 176,226            165,927
---------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                 146,702            132,209
---------------------------------------------------------------------------------------------------

Other assets                                                              45,818             28,519
---------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
  Land                                                                    29,932             30,190
  Buildings                                                              167,332            158,775
  Machinery and equipment                                                900,328            877,992
  Construction in progress                                                13,659             12,971
  Accumulated depreciation                                              (614,454)          (578,296)
                                                                 ---------------     --------------
    Net property, plant and equipment                                    496,797            501,632
---------------------------------------------------------------------------------------------------

Excess of cost over fair value of net identifiable assets
  of acquired businesses (less accumulated amortization
    1998 - $41,490; 1997 - $24,732)                                      651,391            572,458
---------------------------------------------------------------------------------------------------

FCC licenses and other intangibles (less accumulated
  amortization 1998 - $34,829; 1997 - $18,601)                           400,412            413,456
---------------------------------------------------------------------------------------------------






Total assets                                                     $     1,917,346     $    1,814,201
===================================================================================================



Notes to Consolidated Financial Statements begin on page 30.



LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                     December 27,        December 28,
                                                                         1998                1997
----------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                               $        41,050     $        31,599
  Accrued expenses and other liabilities                                 106,047              98,190
  Income taxes payable                                                       ---               1,422
                                                                 ---------------     ---------------
    Total current liabilities                                            147,097             131,211
----------------------------------------------------------------------------------------------------

Long-term debt                                                           928,101             900,140
----------------------------------------------------------------------------------------------------

Deferred income taxes                                                    244,968             249,649
----------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                   119,831             114,975
----------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 9)
----------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock ($5 cumulative convertible), par value $5 per share:
    Authorized 5,000,000 shares; none outstanding
  Common stock, par value $5 per share:
    Class A, authorized 75,000,000 shares; issued
      26,214,721 and 26,172,424 shares                                   131,074             130,862
    Class B, authorized 600,000 shares; issued
      556,574 shares                                                       2,783               2,783
  Additional paid-in capital                                              18,694              16,733
  Unearned compensation                                                   (1,050)             (2,100)
  Retained earnings                                                      325,848             269,948
                                                                 ---------------     ---------------
    Total stockholders' equity                                           477,349             418,226
----------------------------------------------------------------------------------------------------





Total liabilities and stockholders' equity                       $     1,917,346     $     1,814,201
====================================================================================================


Notes to Consolidated Financial Statements begin on page 30.

      MEDIA GENERAL, INC., CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              (IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)

                                               Common Stock        Additional
                                            -----------------         Paid-in    Unearned      Retained
                                           Class A      Class B     Capital  Compensation    Earnings
-----------------------------------------------------------------------------------------------------

Balance at December 31, 1995            $   129,526  $    2,783  $    10,068  $    (2,573) $  237,307
  Net income                                    ---         ---          ---          ---      70,498
  Cash dividends ($0.50 per share)              ---         ---          ---          ---     (13,238)
  Purchase and retirement of 44,212
    Class A shares                             (221)        ---       (1,238)         ---         ---
  Exercise of options on 88,621
    Class A shares                              443         ---        1,470          ---         ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                           ---         ---        1,016          ---         ---
  Issuance of 5,408 Class A shares
    under dividend reinvestment plan             27         ---          149          ---         ---
  Amortization and forfeitures
    of unearned compensation                    (24)        ---          (72)       1,319         ---
                                        -----------  ----------  -----------  -----------  ----------
Balance at December 29, 1996                129,751       2,783       11,393       (1,254)    294,567
-----------------------------------------------------------------------------------------------------

  Net loss                                      ---         ---          ---          ---     (10,490)
  Cash dividends ($0.53 per share)              ---         ---          ---          ---     (14,129)
  Exercise of options on 131,024
    Class A shares                              655         ---        1,991          ---         ---
  Issuance of 91,000 Class A shares
    under restricted stock plan                 455         ---        2,406       (2,861)        ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                           ---         ---          918          ---         ---
  Issuance of 5,373 Class A shares
    under dividend reinvestment plan             27         ---          157          ---         ---
  Amortization and forfeitures
    of unearned compensation                    (26)        ---         (132)       2,015         ---
                                        -----------  ----------  -----------  -----------  ----------
Balance at December 28, 1997                130,862       2,783       16,733       (2,100)    269,948
-----------------------------------------------------------------------------------------------------

  Net income                                    ---         ---          ---          ---      70,874
  Cash dividends ($0.56 per share)              ---         ---          ---          ---     (14,974)
  Purchase and retirement of 77,011
    Class A shares                             (385)        ---       (3,186)         ---         ---
  Exercise of options on 112,560
    Class A shares                              563         ---        2,486          ---         ---
  Income tax benefits relating to
    restricted share dividends and
    exercised options                           ---         ---        2,406          ---         ---
  Issuance of 6,748 Class A shares
    under dividend reinvestment plan             34         ---          255          ---         ---
  Amortization of unearned
    compensation                                ---         ---          ---        1,050         ---
                                        -----------  ----------  -----------  -----------  ----------
Balance at December 27, 1998            $   131,074  $    2,783  $    18,694  $    (1,050) $  325,848
=====================================================================================================



Notes to Consolidated Financial Statements begin on page 30.

           MEDIA GENERAL, INC., CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     Fiscal Years Ended
                                                        --------------------------------------------
                                                        December 27,    December 28,   December 29,
                                                            1998           1997           1996
----------------------------------------------------------------------------------------------------


Cash flows from operating activities:
  Net income (loss)                                   $      70,874    $    (10,490)   $      70,498
  Adjustments to reconcile net income (loss):
    Extraordinary item                                          ---          63,000              ---
    Depreciation and amortization                           100,201          98,316           64,951
    Deferred income taxes                                    (5,945)         (4,227)          (1,733)
    Provision for doubtful accounts                           6,269           5,228            5,084
    Investment income - unconsolidated affiliates           (19,493)        (18,337)         (27,188)
    Distribution from unconsolidated newsprint
      affiliate                                               5,000             ---           15,600
                                                      -------------    ------------    -------------
    Net cash provided by operations                         156,906         133,490          127,212
    Change in assets and liabilities:
      Accounts receivable and inventories                    (6,810)        (13,074)          (1,979)
      Other current assets                                   15,986          14,392            1,780
      Accounts payable, accrued expenses
        and other liabilities                               (14,774)        (13,495)          (1,745)
      Other, net                                            (11,044)         (1,965)           1,235
                                                      -------------    ------------    -------------
Net cash provided by operating activities                   140,264         119,348          126,503
----------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Capital expenditures                                      (49,480)        (41,599)         (28,510)
  Purchase of businesses (1997 - net of $476 million
    of debt assumed)                                       (132,680)       (276,823)         (40,024)
  Sale of businesses                                         28,123         147,267              ---
  Other, net                                                  2,924          (1,146)           6,494
                                                      -------------    ------------    -------------
Net cash used by investing activities                      (151,113)       (172,301)         (62,040)
----------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Increase in debt                                          463,000       1,022,000           38,000
  Payment of debt                                          (436,383)       (874,000)         (88,750)
  Premiums and costs related to early redemption
    of Park debt                                                ---         (84,703)             ---
  Cash dividends paid                                       (14,974)        (14,129)         (13,238)
  Other, net                                                  3,339           2,818              629
                                                      -------------    ------------    -------------
Net cash provided (used) by financing activities             14,982          51,986          (63,359)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          4,133            (967)           1,104
Cash and cash equivalents at beginning of year                3,504           4,471            3,367
                                                      -------------    ------------    -------------
Cash and cash equivalents at end of year              $       7,637    $      3,504    $       4,471
====================================================================================================



Notes to Consolidated Financial Statements begin on page 30.

        MEDIA GENERAL, INC., NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements include the accounts of Media General, Inc., and subsidiaries more than 50% owned (the Company). The Company's fiscal year ends on the last Sunday in December. All significant intercompany balances and transactions have been eliminated. See Note 9 for a summary of the Company's accounting policies.

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


NOTE 2: ACQUISITIONS

    In January 1998, the Company acquired, for approximately $93 million, the assets of the Bristol Herald Courier (Bristol), a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. In July 1998 the Company acquired, for approximately $40 million, the assets of the Hickory Daily Record (Hickory), a daily newspaper in northwestern North Carolina. Both transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. The purchase price has been allocated to the assets acquired based on estimated fair values. The amount allocated to identifiable intangibles (principally subscriber lists) was $8 million, to other assets, net (principally property, plant and equipment) was $17 million, and to excess cost over the net assets acquired was $108 million. Also, in June 1998, the Company completed the sale of its Kentucky newspaper properties for approximately $24 million. The Bristol and Hickory acquisitions were funded with borrowings under an existing revolving credit facility (see Note 4), coupled with proceeds from the disposition of the Kentucky newspaper properties.

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

    In order to comply with the Federal Communication Commission's requirement that WTVR-TV be divested within one year of its January 1997 purchase date, in August 1997, the Company completed the exchange of WTVR-TV (Richmond, Virginia) for three other stations, WSAV-TV (Savannah, Georgia), WJTV-TV (Jackson, Mississippi) and WHLT-TV (Hattiesburg, Mississippi). The new stations' results of operations have been included in the Company's operations beginning with the exchange date.

    These acquisitions were also accounted for as purchases and the purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The amount allocated to FCC licenses and other identifiable intangibles and to excess cost over the net assets acquired relating to Park and the related sale, purchase, and exchange activities was $415 million and $313 million, respectively. These amounts are being amortized on a straight-line basis over periods ranging from 3 to 40 years. The results of operations of these businesses, since their respective dates of acquisition, have been included in the Company's consolidated results of operations.

    In August 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee, a daily newspaper in Virginia. The results of operations of this business since its date of acquisition, have been included in the Company's consolidated results of operations.

NOTE 3: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

    The Company has a one-third partnership interest in Southeast Paper Manufacturing Company (SEPCO), a domestic newsprint manufacturer which also pays licensing fees to the Company. The Company also has a 40% interest in Denver Newspapers, Inc. (DNI), the parent company of The Denver Post, a Denver, Colorado, daily newspaper company.

    Summarized financial information for these investments accounted for by the equity method follows:

SOUTHEAST PAPER MANUFACTURING COMPANY:



(IN THOUSANDS)                                                                    1998          1997
------------------------------------------------------------------------------------------------------

Current assets                                                                $    79,434   $   74,667
Noncurrent assets                                                                 294,628      318,478
Current liabilities                                                                66,946       65,392
Noncurrent liabilities                                                             74,765      118,894
------------------------------------------------------------------------------------------------------

(IN THOUSANDS)                                                      1998          1997          1996
------------------------------------------------------------------------------------------------------
Net sales                                                      $   255,248    $   246,468   $  277,543
Gross profit                                                        66,945         56,183       93,150
Net income                                                          38,493         25,002       58,525
Company's equity in net income                                      12,831          8,334       19,508
------------------------------------------------------------------------------------------------------

DENVER NEWSPAPERS, INC.:

(IN THOUSANDS)                                                                    1998          1997
------------------------------------------------------------------------------------------------------
Current assets                                                                $    38,808   $   37,658
Noncurrent assets                                                                 128,508      124,414
Current liabilities                                                                33,029       35,836
Noncurrent liabilities                                                             38,691       38,726
Mandatorily redeemable preferred stock                                             54,300       54,300
------------------------------------------------------------------------------------------------------

(IN THOUSANDS)                                                      1998          1997          1996
------------------------------------------------------------------------------------------------------
Net sales                                                      $   233,365    $   224,787   $  197,888
Gross profit                                                       105,833        111,308       82,735
Net income                                                          10,764         19,437        9,461
Net income applicable to common stock                                8,064         16,737        6,761
Company's equity in net income                                       3,226          6,695        2,704
------------------------------------------------------------------------------------------------------


    The above summarized information for DNI includes its operating results for the 12 month periods ended November 30, 1998, 1997, and 1996. The Company recognizes, on a one month lag, 40% of DNI's net income applicable to common stockholders. The carrying value of the Company's investment in the DNI mandatorily redeemable preferred stock, which is being held to its June 30, 1999, maturity and is included in investments in unconsolidated affiliates, was $52.7 million and $49.3 million, net of unamortized discounts of $3.2 million and $9.3 million, at December 27, 1998, and December 28, 1997, respectively.

OTHER:
    Retained earnings of the Company at December 27, 1998, included $37.5 million related to undistributed earnings of unconsolidated affiliates. During 1997, the Company invested approximately $4.6 million to acquire 18% of the common stock of Hoover's, Inc., a leading provider of on-line financial information.

NOTE 4: LONG-TERM DEBT AND OTHER FINANCIAL INSTRUMENTS

    Long-term debt at December 27, 1998, and December 28, 1997, was as follows:



(IN THOUSANDS)                                                                  1998            1997
------------------------------------------------------------------------------------------------------

Revolving credit facility                                                   $   850,000   $    810,000
8.62% senior notes due annually from 1999 to 2002                                52,000         65,000
7.125% revenue bonds due 2022                                                    20,000         20,000
Bank lines                                                                        5,000          5,000
Capitalized leases                                                                1,101            140
                                                                            -----------   ------------
Long-term debt (see discussion of interest rate swap agreements following)  $   928,101   $    900,140
======================================================================================================

    In December 1996, the Company entered into a seven-year revolving credit facility committing a syndicate of banks to lend the Company up to $1.2 billion. This facility has mandatory commitment reductions of 25% at the end of 2001 and 2002. Interest rates under the facility are typically based on the London Interbank Offered Rate (LIBOR) (5.36% at December 27, 1998) plus a margin ranging from .225% to .75% (.45% at December 27, 1998), based on the Company's debt to cash flow ratio (leverage ratio), as defined. Under this facility, the Company pays commitment fees (.125% at December 27, 1998) on the unused portion of the facility at a rate based on its leverage ratio.

    In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to .125% plus a margin (.45% at December 27, 1998) based on the Company's leverage ratio. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds were restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey.

    The Company's debt covenants contain a minimum net worth requirement ($384 million at December 27, 1998), and require the maintenance of an interest coverage ratio and a leverage ratio, as defined. Long-term debt maturities during the five years subsequent to December 27, 1998, aggregating $907,927,000, are as follows: 1999 -- $18,000,000; 2000 -- $13,266,000; 2001 -- $13,279,000;
2002 -- $263,216,000; 2003 -- $600,166,000.

    At December 27, 1998 and December 28, 1997, the Company had borrowings of $5 million from bank lines and $13 million of senior notes due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rates on the bank lines were 5.04% and 5.73% at December 27, 1998 and December 28, 1997, respectively.

    The Company had interest rate swap agreements totaling $725 million at December 27, 1998, with maturities of approximately one to five years which effectively convert the Company's variable rate debt to fixed rate debt with a weighted average interest rate of 6.8% at December 27, 1998. The Company enters into interest rate swap agreements, which are not held for trading purposes, to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. The Company uses the accrual method to account for all interest rate swap agreements. Realized gains or losses on termination of interest rate swaps are deferred and amortized over their remaining original terms as an adjustment to interest expense. Amounts which are due to or from interest rate swap counterparties are recorded as an adjustment to interest expense in the periods in which they accrue. The Company's exposure to credit loss on its interest rate swap agreements in the event of nonperformance by the counterparties is believed to be remote due to the Company's requirement that counterparties have a strong credit rating.

    In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued and is effective for fiscal years beginning after June 15, 1999. When adopted, all derivatives will be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (OCI) until the hedged item is recognized in earnings. The difference between fair value of the hedge and the item being hedged, known as the ineffective portion, will be immediately recognized in earnings.

    The Company's analysis of the impact of SFAS No. 133 on its results of operations and financial position is ongoing. At a minimum, the Company expects that its interest rate swaps will qualify for hedge accounting under the new standard and will apply SFAS No. 130, REPORTING COMPREHENSIVE INCOME, concurrent with the adoption of SFAS No. 133. Initial adoption and subsequent changes in the fair value of the interest rate swaps will give rise to an OCI item, the amount of which will depend on LIBOR rates in effect at those times.

    The table below includes information about the carrying values and estimated fair values of the Company's financial instruments:

(IN THOUSANDS)                                               1998                        1997
------------------------------------------------------------------------------------------------------
                                                   Carrying         Fair        Carrying        Fair
                                                    Amounts         Value        Amounts        Value
------------------------------------------------------------------------------------------------------

ASSETS:
  Investment in DNI Preferred Stock (Note 3)     $    52,702   $    53,953    $    49,266   $   51,500
  Investment in Hoover's, Inc.                         4,567         7,120          4,567        4,567
LIABILITIES:
  Long-term debt:
        Revolving credit facility                    850,000       850,000        810,000      810,000
        8.62% senior notes                            52,000        54,057         65,000       67,833
        7.125% revenue bonds                          20,000        22,287         20,000       22,539
        Bank lines                                     5,000         5,000          5,000        5,000
  Interest rate swap agreements                          ---        26,784            ---       12,337
------------------------------------------------------------------------------------------------------



     The fair value of the Company's investment in DNI Preferred Stock, which is not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. The fair value of the Company's investment in Hoover's, Inc., which is not publicly traded, is based on prices recently paid for shares of the Company. The fair values of the interest rate swaps are based on the estimated amounts the Company would receive or pay to terminate the swaps. Fair values of the Company's long-term debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank lines approximate their fair value.

NOTE 5: BUSINESS SEGMENTS

    The Company has adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which was issued by the Financial Accounting Standards Board in June 1997 and became effective for financial statements for periods beginning after December 15, 1997. Disclosures from prior years have been reclassified to conform with the current year's presentation.

    The Company is a diversified communications company, located primarily in the southeastern United States, which has four business segments: Publishing, Broadcast Television, Cable Television and Newsprint. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 21 daily newspapers and nearly 100 weekly newspapers and other publications, the Company's 40% interest in DNI as well as its on-line financial data service. The Broadcast Television Segment consists of 14 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Cable Television Segment includes two cable television operations and a cable advertising unit. A wholly owned mill, as well as the Company's 33% interest in Southeast Paper Manufacturing Company (SEPCO), comprises the Newsprint Segment which produces recycled newsprint for sale primarily to publishers.

    Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of the excess of cost over fair value of net identifiable assets, as well as FCC licenses and other intangibles, is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Investments in DNI and SEPCO are not allocated to segment assets although the equity income is included in the Publishing and Newsprint Segments, respectively. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

     Information by segment is as follows:


---------------------------------------------------------------------------------------------------
                                                     Broadcast     Cable
(IN THOUSANDS)                         Publishing   Television  Television    Newsprint     Total
---------------------------------------------------------------------------------------------------

1998
Consolidated revenues *               $  517,880   $  170,797  $  157,042   $  128,259   $  973,978
                                      =============================================================
Segment operating cash flow           $  155,452   $   51,318  $   58,904   $   18,825   $  284,499
Allocated amounts:
  Equity in net income of
    unconsolidated affiliates              3,226                                12,831       16,057
  License fees from unconsolidated
      affiliate                                                                    944          944
  Depreciation and amortization          (23,627)      (9,311)    (24,334)      (6,734)     (64,006)
                                      -------------------------------------------------------------
    Segment profit                    $  135,051   $   42,007  $   34,570   $   25,866      237,494
                                      ================================================
Unallocated amounts:
  Interest expense                                                                          (66,049)
  Acquisition intangible amortization                                                       (34,189)
  Corporate expenses                                                                        (28,233)
  Other                                                                                       2,152
                                                                                         ----------
    Consolidated income before taxes                                                     $  111,175
                                                                                         ==========
Segment assets                        $  809,803   $  691,787  $  129,820   $   86,717   $1,718,127
Corporate                                                                                   199,219
                                                                                         ----------
  Consolidated assets                                                                    $1,917,346
                                                                                         ==========
Segment capital expenditures          $   11,534   $   10,061  $   16,022   $   10,043   $   47,660
Corporate                                                                                     1,820
                                                                                         ----------
  Consolidated capital expenditures                                                      $   49,480
                                                                                         ==========
---------------------------------------------------------------------------------------------------
1997
Consolidated revenues *               $  485,594   $  156,315  $  153,302   $  114,776   $  909,987
                                      =============================================================
Segment operating cash flow           $  139,357   $   49,099  $   61,978   $    2,734   $  253,168
Allocated amounts:
  Equity in net income of
    unconsolidated affiliates              6,695                                 8,334       15,029
  License fees from unconsolidated
    affiliate                                                                      720          720
  Depreciation and amortization          (24,187)      (9,066)    (26,053)      (6,249)     (65,555)
                                      -------------------------------------------------------------
    Segment profit                    $  121,865   $   40,033  $   35,925   $    5,539      203,362
                                      ================================================
Unallocated amounts:
  Interest expense                                                                          (65,442)
  Acquisition intangible amortization                                                       (31,043)
  Corporate expenses                                                                        (23,445)
  Other                                                                                       2,875
                                                                                         ----------
    Consolidated income before taxes
      and extraordinary item                                                             $   86,307
                                                                                         ==========
Segment assets                        $  713,375   $  700,767  $  137,706   $   85,671   $1,637,519
Corporate                                                                                   176,682
                                                                                         ----------
  Consolidated assets                                                                    $1,814,201
                                                                                         ==========
Segment capital expenditures          $   10,417   $    9,203  $   13,067   $    7,920   $   40,607
Corporate                                                                                       992
                                                                                         ----------
  Consolidated capital expenditures                                                      $   41,599
                                                                                         ==========


---------------------------------------------------------------------------------------------------
                                                     Broadcast     Cable
(IN THOUSANDS)                         Publishing   Television  Television    Newsprint     Total
---------------------------------------------------------------------------------------------------

1996
Consolidated revenues *               $  407,791   $   83,445  $  146,159   $  127,710   $  765,105
                                      =============================================================
Segment operating cash flow           $   94,479   $   31,040  $   55,960   $   12,315   $  193,794
Allocated amounts:
  Equity in net income of
    unconsolidated affiliates              2,704                                19,508       22,212
  License fees from unconsolidated
     affiliate                                                                   1,397        1,397
  Depreciation and amortization          (21,163)      (2,452)    (26,129)      (6,173)     (55,917)
                                      -------------------------------------------------------------
    Segment profit                    $   76,020   $   28,588  $   29,831   $   27,047      161,486
                                      ================================================
Unallocated amounts:
  Interest expense                                                                          (21,267)
  Acquisition intangible amortization                                                        (7,826)
  Corporate expenses                                                                        (22,357)
  Other                                                                                        (298)
                                                                                         ----------
    Consolidated income before taxes                                                     $  109,738
                                                                                         ==========
Segment assets                        $  590,811   $   51,090  $  149,265   $   82,530   $  873,696
Corporate                                                                                   151,788
                                                                                         ----------
  Consolidated assets                                                                    $1,025,484
                                                                                         ==========
Segment capital expenditures          $    4,877   $    2,269  $   11,733   $    6,504   $   25,383
Corporate                                                                                     3,127
                                                                                         ----------
  Consolidated capital expenditures                                                      $   28,510
                                                                                         ==========
---------------------------------------------------------------------------------------------------




* Intercompany revenues are less than 1% of consolidated revenues and have been eliminated.


NOTE 6: TAXES ON INCOME

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this "liability" method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

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

    Significant components of income taxes are as follows:



(IN THOUSANDS)                                                    1998          1997            1996
------------------------------------------------------------------------------------------------------

CURRENT:
    Federal                                                   $   38,702    $    32,683   $     35,143
    State                                                          7,544          5,341          5,830
                                                              ----------    -----------   ------------
                                                                  46,246         38,024         40,973
                                                              ----------    -----------   ------------
DEFERRED:
    Federal                                                       (5,276)        (3,722)        (1,885)
    State                                                           (669)          (505)           152
                                                              ----------    -----------   ------------
                                                                  (5,945)        (4,227)        (1,733)
                                                              ----------    -----------   ------------
                                                              $   40,301    $    33,797   $     39,240
======================================================================================================


    Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 27, 1998, and December 28, 1997, are as follows:



(IN THOUSANDS)                                                                  1998            1997
------------------------------------------------------------------------------------------------------

Deferred tax liabilities:
    Difference between book and tax bases of intangible assets                $ 155,386   $    152,568
    Tax over book depreciation                                                  117,505        123,296
    Other                                                                        17,743         19,447
                                                                            -----------   ------------
Total deferred tax liabilities                                                  290,634        295,311


Deferred tax assets:
    Employee benefits                                                           (39,469)       (39,688)
    Other                                                                       (17,377)       (17,966)
                                                                            -----------   ------------
Total deferred tax assets                                                       (56,846)       (57,654)
                                                                            -----------   ------------

Deferred tax liabilities, net                                                   233,788        237,657
Deferred tax assets included in other current assets                             11,180         11,992
                                                                            -----------   ------------
Deferred tax liabilities                                                    $   244,968   $    249,649
======================================================================================================



    Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense is as follows:



(IN THOUSANDS)                                                    1998          1997            1996
------------------------------------------------------------------------------------------------------

Income taxes computed at federal statutory tax rate           $   38,911    $    30,208   $     38,408
Increase (reduction) in income taxes resulting from:
    State income taxes, net of federal income tax benefit          4,469          3,143          3,888
    Investment income -- unconsolidated affiliates                (2,622)        (3,557)        (2,150)
    Amortization of excess cost (goodwill)                         2,987          2,900            247
    Life insurance plans                                          (1,905)        (1,625)        (1,772)
    Other                                                         (1,539)         2,728            619
                                                              ----------    -----------   ------------
                                                              $   40,301    $    33,797   $     39,240
======================================================================================================



    Net of refunds, in 1998, 1997 and 1996, the Company paid income taxes of $56.5 million, $29.4 million and $42.9 million, respectively.

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

    In January 1997, the Directors' Deferred Compensation Plan became effective for each non-employee member of the Board of Directors of the Company. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units
(DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled as of the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. Expense recognized in both 1998 and 1997 under the plan was $550,000.

    Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan
(LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restriction and forfeiture provisions. In 1997, 91,000 shares were granted under the terms of the plan, 2,000 shares of which were forfeited by December 27, 1998. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. The plan will continue until terminated by the Company.

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

    Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. At December 27, 1998, 26,425 shares granted in 1995 remain restricted under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

    Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 1998, 1997 and 1996 was $1,050,000, $1,843,000 and $1,198,000, respectively.

    In 1996, the Company adopted the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. As permitted by the provisions of SFAS No. 123, the Company continues to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its stock-based awards. Accordingly, since stock options are issued at fair market value on the date of grant, the Company does not recognize compensation cost related to its stock option plans.

    The following information is provided solely in connection with the disclosure requirements of SFAS No. 123. If the Company had elected to recognize compensation cost related to its stock options granted in 1998, 1997 and 1996 in accordance with the provisions of SFAS No. 123, earnings per share would have declined $0.05 ($0.04 assuming dilution), $0.03 and $0.02 in 1998, 1997 and 1996, and pro forma net income (loss) and earnings (loss) per share would have been $69,730,000, ($11,452,000) and $69,896,000; and $2.62 ($2.59 assuming dilution), ($0.43) and $2.63, respectively (per share amounts assuming dilution are identical unless otherwise indicated). The 1996 pro forma amounts are not indicative of future effects of applying the provisions of SFAS No. 123 since a three year vesting period is used to measure pro forma compensation expense and 1996 amounts reflect expense for two years of vesting. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.61%, 6.54% and 5.57%; dividend yields of 1.45%, 1.57% and 1.75%; volatility factors of .287, .287 and .282; and an expected life of 8 years.

    A summary of the Company's stock option activity, and related information for the years ended December 27, 1998, December 28, 1997 and December 29, 1996 follows:

                                                1998                         1997                          1996
                                       -----------------------     -------------------------      ----------------------
                                                      Weighted-                    Weighted-                   Weighted-
                                                       Average                      Average                     Average
                                                      Exercise                     Exercise                    Exercise
Options                                  Shares         Price      Shares            Price           Shares      Price
------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year            1,049,097    $ 26.68      1,066,722       $  25.59         1,038,511   $ 24.68
Granted                                    122,000      46.38        144,500          31.44           130,400     31.81
Exercised                                 (112,560)     27.08       (131,024)         20.20           (88,621)    21.59
Forfeited                                   (2,334)      6.64        (31,101)         38.60           (13,568)    41.62
                                       -----------               -----------                      -----------
Outstanding-end of year                  1,056,203      28.96      1,049,097          26.68         1,066,722     25.59
                                       -----------               -----------                      -----------

Price range at end of year             $  2 to $46               $  2 to $46                      $  2 to $46
Price range for exercised shares       $  2 to $46               $  2 to $32                      $  2 to $32
Available for grant at end of year         603,100                   725,100                          869,600
Exercisable at end of year                 799,388                   789,300                          814,622
Weighted-average fair value of
  options granted during the year      $     17.68               $     12.47                      $     11.44
--------------------------------------------------------------------------------------------------------------------------

    The following table summarizes information about stock options outstanding at December 27, 1998:



                         Options Outstanding                                 Options Exercisable
   ------------------------------------------------------------------    -----------------------------
     Range of                     Weighted-Average
     Exercise         Number          Remaining      Weighted-Average      Number     Weighted-Average
      Prices        Outstanding   Contractual Life    Exercise Price     Exercisable   Exercise Price
   ---------------------------------------------------------------------------------------------------


    $      2.50      13,300                 *            $  2.50           13,300         $   2.50
          15.75      43,830                **              15.75           43,830            15.75
    18.81-20.19     301,400           3 years              19.62          301,400            19.62
    27.63-31.81     452,173           7 years              29.96          317,358            29.29
    32.50-46.50     245,500               ***              42.36          123,500            38.39
                 ----------                                             ---------
     2.50-46.50   1,056,203                                28.96          799,388            25.86
                 ==========                                             =========



(*)   Exercisable during lifetime of optionee
(**) Exercisable during the continued employment of the optionee and for a three-year period thereafter
(***) Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 122,000 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of nine years

NOTE 8: RETIREMENT PLANS

    The Company has adopted SFAS No. 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS. The Company has non-contributory defined benefit retirement plans which cover substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also provides certain health and life insurance benefits for retired employees. The union employees at the Company's wholly owned newsprint mill participate in multi-employer defined benefit and defined contribution pension plans. The previously mentioned plans are collectively referred to as the "Plans."

    The assumptions used in the measurement of the Company's benefit obligation are shown as follows:



                                                      Pension Benefits                Other Benefits
                                                  -----------------------         ---------------------
Weighted-average assumptions at end of year          1998         1997              1998         1997
-------------------------------------------------------------------------------------------------------


Discount rate                                       6.75%        7.25%             6.75%        7.25%
Expected return on plan assets                     10.50%       10.50%              ---          ---
Rate of compensation increase                       3.75%        4.25%             3.75%        4.25%



        For measurement purposes, a 9.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually each year to a rate of 4.75% for 2007 and remain at that level thereafter.

        With the passage of time, actual experience differs from the assumptions used in determining the Company's pension and postretirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The effects of actual versus assumed experience, as well as changes in assumptions, give rise to actuarial gains and losses in the table that follows. These actuarial gains and losses represent both better than expected return on plan assets and other changes in assumptions and are recognized over the expected service period of active participants.

The following table provides a reconciliation of the changes in the Plans' benefit obligations and fair value of assets, and a statement of the funded status over the periods ended December 27, 1998, and December 28, 1997:



                                                     Pension Benefits                Other Benefits
                                               --------------------------     ------------------------
(IN THOUSANDS)                                      1998         1997              1998         1997
------------------------------------------------------------------------------------------------------

Change in benefit obligation:
  Benefit obligation at beginning of year      $ 198,792      $ 171,794       $  32,705     $  30,439
  Service cost                                     6,469          5,767             469           569
  Interest cost                                   14,906         14,323           2,214         2,438
  Participant contributions                          ---            ---             290           284
  Actuarial (gain)/loss                           11,042         15,369            (365)        1,272
  Acquisitions                                       ---          1,669             ---           ---
  Benefit payments                               (11,052)       (10,130)         (2,665)       (2,297)
                                               ---------      ---------       ---------     ---------
    Benefit obligation at end of year            220,157        198,792          32,648        32,705
                                               ---------      ---------       ---------     ---------

Change in plan assets:
  Fair value of plan assets at beginning
    of year                                      216,205        188,114             ---           ---
  Actual return on plan assets                    33,792         37,086             ---           ---
  Acquisitions                                       ---          1,534             ---           ---
  Employer contributions                           1,217            328             ---           ---
  Benefit payments                               (11,052)       (10,857)            ---           ---
                                               ---------      ---------       ---------     ---------
    Fair value of plan assets at end of year     240,162        216,205             ---           ---
                                               ---------      ---------       ---------     ---------

Funded status:
  Plan assets greater than/(less than)
    benefit obligation                            20,005         17,413         (32,648)      (32,705)
  Unrecognized transition asset                   (1,718)        (2,217)            ---           ---
  Unrecognized prior-service cost                  5,509          6,722             ---           ---
  Unrecognized actuarial (gain)/loss             (51,744)       (48,662)          4,228         4,593
                                               ---------      ---------       ---------     ---------
    Accrued benefit cost                       $ (27,948)     $ (26,744)      $ (28,420)    $ (28,112)
======================================================================================================



     The following table provides the components of net periodic benefit cost for the Plans for fiscal years 1998, 1997 and 1996:


                                              Pension Benefits                   Other Benefits
                                       ----------------------------     -------------------------------
(IN THOUSANDS)                            1998      1997       1996        1998       1997       1996
-------------------------------------------------------------------------------------------------------


Service cost                           $ 6,469    $ 5,767    $ 5,560    $    469   $   569   $    526
Interest cost                           14,906     14,323     12,741       2,214     2,438      2,244
Expected return on plan assets         (19,285)   (17,679)   (15,768)        ---       ---        ---
Amortization of transition asset          (499)      (499)      (499)        ---       ---        ---
Amortization of prior-service cost         829        884        884         ---       ---        ---
Amortization of net loss/(gain)              2       (261)      (505)        ---       124        137
Multi-employer plans expense               589        678        627         ---       ---        ---
                                       -------    -------    -------    --------   -------   --------
   Net periodic benefit cost           $ 3,011    $ 3,213    $ 3,040    $  2,683   $ 3,131   $  2,907
=======================================================================================================




    The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 27, 1998, and December 28, 1997, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the above tables was $21.1 million and $18.8 million, respectively.

    Assumed health care cost rates have an effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:



(IN THOUSANDS)                                                  1% Increase          1% Decrease
-----------------------------------------------------------------------------------------------

    Effect on total of service and interest cost components of
      net periodic postretirement health care benefit cost       $     91              $   (81)

    Effect on the health care component of the accumulated
      postretirement benefit obligation                             1,387               (1,193)



    The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of participant contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $5.0 million, $4.5 million and $4.2 million in 1998, 1997 and 1996, respectively.

NOTE 9: OTHER

REVENUE RECOGNITION
    Advertising revenue is recognized when advertisements are published or aired, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Newsprint revenue is recognized upon shipment of newsprint.

DEPRECIATION AND AMORTIZATION
    Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

    Excess of cost over fair value of net identifiable assets of acquired businesses through 1970 (approximately $32 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. FCC licenses and other intangibles are being amortized by the straight-line method over periods ranging from 3 to 40 years. Amortization of the excess of cost over fair value of net identifiable assets of acquired businesses and FCC licenses and other intangibles was $34.3 million, $31.1 million and $7.9 million in 1998, 1997 and 1996, respectively.

    Management periodically evaluates the recoverability of long-lived assets by reviewing current and projected profitability or cash flows of such assets.

INTEREST
    In 1998, 1997 and 1996, the Company's interest expense was $66 million, $65.4 million and $21.3 million, respectively, which is net of $.2 million, $1.8 million and $.3 million of interest costs capitalized for those years. Interest payments made during 1998, 1997 and 1996, net of amounts capitalized, were $65.3 million, $62.2 million and $23.3 million, respectively.

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

OTHER CURRENT ASSETS
    Other current assets included program rights of $12.6 million and $10.8 million at December 27, 1998, and December 28, 1997, respectively.

ACCRUED EXPENSES AND OTHER LIABILITIES
    Accrued expenses and other liabilities consisted of the following:



(IN THOUSANDS)                                              1998                   1997
------------------------------------------------------------------------------------------

Payroll                                                  $    21,577           $    19,492
Program rights                                                20,317                17,944
Advances from unconsolidated newsprint affiliate               6,667                 6,667
Unearned revenue                                              19,691                19,855
Other                                                         37,795                34,232
                                                         -----------           -----------
    Total                                                $   106,047           $    98,190
==========================================================================================


LEASE OBLIGATIONS
    The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $14.2 million in 1998, $12.3 million in 1997 and $11.8 million in 1996. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 1999 -- $10.7 million; 2000 -- $8.8 million; 2001 -- $7.7 million; 2002 -- $7.2 million; 2003 -- $3.9 million; subsequent years -- $6.1 million.

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

EARNINGS PER SHARE
    The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income before extraordinary item, as presented in the Consolidated Statements of Operations.





                                        1998                                1997                                1996
                      ------------------------------------  ------------------------------------  ----------------------------------
(IN THOUSANDS, EXCEPT  Income         Shares    Per-Share     Income      Shares      Per-Share    Income       Shares     Per-Share
 PER SHARE AMOUNTS)  (Numerator)  (Denominator)  Amount    (Numerator) (Denominator)    Amount   (Numerator) (Denominator)  Amount
------------------------------------------------------------------------------------------------------------------------------------

BASIC EPS
Income available to
  common stock-
  holders before
  extraordinary item     $ 70,874       26,579    $  2.67  $ 52,510      26,353       $  1.99    $  70,498      26,273     $  2.68
                                                  =======                             =======                              =======
EFFECT OF DILUTIVE
  SECURITIES
Stock options                              245                              169                                    179
Restricted stock
  and other                   (17)          90                  (37)        172                        (24)        120
                           ------       ------                -----        ----                     ------      ------
DILUTED EPS
Income available to
  common stock-
  holders + assumed
  conversions            $ 70,857       26,914   $   2.63  $ 52,473      26,694       $  1.97    $  70,474      26,572     $  2.65
==================================================================================================================================



COMMITMENTS AND CONTINGENCIES
    Over the next seven years the Company is committed to purchase approximately $36.6 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation. Additionally, the Company had commitments outstanding, at December 27, 1998, for capital expenditures under purchase orders and contracts of approximately $15 million.

    During 1997 and 1998, the Company entered into lease agreements whereby the owner would construct and own real estate facilities at a cost of up to $100 million and lease the facilities to the Company for a term of up to 5 years. The Company occupied a portion of the facilities in the second quarter of 1998. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (88%) of the owner's cost. Such cost approximated $45 million at December 27, 1998.

    The Company entered into a stock redemption agreement in 1985, which was amended in 1988, and 1994, with the late D. Tennant Bryan, former Chairman Emeritus of the Company. The amended agreement provides that Mr. Bryan's estate has the option to sell and the Company has a separate option to buy the lesser of (a) 15% of the Company's Class A stock owned by Mr. Bryan at his death and
(b) a sufficient number of shares of Class A stock to fund estate taxes and certain other expenses. The purchase price for each share redeemable under the amended agreement is $41.63. Both options expire in mid-1999. Should the Company or the estate exercise its option to buy or sell, the maximum cost to the Company of the redemption will approximate $14 million.

                    MEDIA GENERAL, INC., MANAGEMENT STATEMENT

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

January 26, 1999


/s/ J. Stewart Bryan III                      /s/ Marshall N. Morton

J. Stewart Bryan III                          Marshall N. Morton
Chairman, President and                       Senior Vice President
  Chief Executive Officer                        and Chief Financial Officer



                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS,
MEDIA GENERAL, INC.

    We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 27, 1998, and December 28, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 27, 1998, and December 28, 1997, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 27, 1998, in conformity with generally accepted accounting principles.

January 26, 1999
Richmond, Virginia                                    /s/ Ernst & Young LLP

                MEDIA GENERAL, INC., FINANCIAL REVIEW AND MANAGEMENT ANALYSIS

    This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the Company's financial statements and the Ten-Year Financial Summary which appear elsewhere in this report.

ACQUISITIONS AND DISPOSITIONS

    In January 1998, the Company acquired, for approximately $93 million, the assets of the Bristol Herald Courier (Bristol), a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. In July 1998, the Company acquired, for approximately $40 million, the assets of the Hickory Daily Record (Hickory), a daily newspaper in northwestern North Carolina. In June of the same year, the Company completed the sale of its Kentucky newspaper properties for approximately $24 million. Additionally, the Company sold certain commercial printing assets in October 1998.

    In January 1997, the Company acquired Park Acquisitions, Inc., parent of Park Communications, Inc. (Park), which included ten network affiliated television stations, 28 daily newspapers and 82 weekly newspapers. The total consideration approximated $715 million. In conjunction with the acquisition, the Company completed sales of certain of the former Park properties for approximately $147 million and purchased new properties for approximately $53 million. Additionally, in August 1997, the Company completed the exchange of WTVR-TV (Richmond, Virginia) for three other stations, WSAV-TV (Savannah, Georgia), WJTV-TV (Jackson, Mississippi) and WHLT-TV (Hattiesburg, Mississippi), in order to comply with the Federal Communication Commission's requirement that WTVR-TV be divested within one year of its January 1997 purchase date.

    In August 1996, the Company acquired, for approximately $38 million, the Danville Register & Bee (Danville), a daily newspaper in Virginia; in May 1996, the Company acquired a small provider of broadcast equipment and studio design services for television stations.

    The aforementioned acquisitions were accounted for as purchases and accordingly, the operations of the acquired properties have been included in the Company's consolidated results of operations since their respective dates of purchase. See Note 2 to the accompanying consolidated financial statements for additional information regarding these acquisitions.

    Subsequent to the end of the fiscal year, the Company announced the sale of its Montgomery, Alabama, television station. That transaction is expected to close later in 1999.


                         CONSOLIDATED OPERATING RESULTS





                                                 Change from                Change from
(IN MILLIONS, EXCEPT PER SHARE DATA)     1998    prior year         1997     prior year        1996
                                         ----    ----------         ----     ----------        ----

Revenues                              $   974.0       7%        $   910.0        19%        $  765.1
Operating Income                          156.0      21             129.4        26            102.4
Net Income (Loss)                          70.9     ---             (10.5)*     ---             70.5
Earnings (Loss) Per Share                  2.67     ---             (0.40)*     ---             2.68
Earnings (Loss) Per Share -
    assuming dilution                      2.63     ---             (0.40)*     ---             2.65


* Includes extraordinary charge from early redemption of Park debt ($63 million, net of an income tax benefit of $38.6 million; $2.39 per share, or $2.37 per share - assuming dilution)

SEGMENT OPERATING RESULTS
    Each segment's operating results include segment operating cash flow information in addition to revenues, operating expense and operating income. The segment operating cash flow amounts presented represent operating income plus depreciation and amortization. The Company believes the presentation of operating cash flow amounts is important for several reasons. First, fluctuations in depreciation and amortization from year to year are not necessarily indicative of the underlying performance of a company. Second, the year-over-year change in operating cash flow can be a useful measure of performance and presents a meaningful indicator of results that may occur in future periods. Finally, acquisition values of communications and media businesses are often based on multiples of operating cash flow.

    The following discussion of segment operating results is primarily focused on the year-over-year comparative performance of the Company excluding the operating impact of acquisitions, dispositions, and exchanges during the periods. For example, results from the former Park properties are included in the discussion below when comparing 1998 to the prior year, due to the January 1997 acquisition date which allows for meaningful comparative information between the years; however, Park results have been excluded for purposes of comparing 1997 to 1996. Other acquisitions and dispositions have been treated similarly. Additionally, operating income amounts vary from segment profit, as presented in Note 5 to the accompanying consolidated financial statements, because investment income from unconsolidated affiliates is not reflected within operating income as presented below. Instead, income from such affiliates is addressed on a separate basis within both the Publishing and Newsprint discussion.

                                   PUBLISHING


                                                 Change from                Change from
(IN MILLIONS)                            1998    prior year      1997       prior year      1996
                                         ----    ----------      ----       ----------      ----

Revenues                            $    517.9       7%       $   485.6        19%       $   407.8
Operating Expense                        386.1       4            370.4        11            334.5
Operating Income                         131.8      14            115.2        57             73.3
Depreciation & Amortization               23.6      (2)            24.2        14             21.2
Segment Operating Cash Flow              155.4      12            139.4        48             94.5



    The preceding chart contains the operating results of the Publishing Segment, including recent acquisitions and dispositions. In 1998, Publishing Segment revenues and operating income increased $10.3 million and $4.6 million, respectively, over the prior year due to acquisitions (offset partially by dispositions). In 1997, Publishing Segment revenues increased $53.1 million, and operating income rose $14.3 million over 1996 as a direct result of acquisitions.

1998 COMPARED TO 1997

    Excluding acquisitions and dispositions, Publishing Segment revenues improved $22 million (5%) in 1998 over 1997. At the Company's three largest daily metropolitan newspapers, revenues rose $14.4 million as a result of expanded linage (up 2.4%) and higher advertising rates (up 2.9%). This increase was principally the result of strong performances in classified advertising (led by the employment category) and retail advertising (driven by preprints). Additionally, the Company's Virginia and North Carolina community newspapers produced a revenue increase of $5 million over the prior year, primarily due to solid classified advertising.

    Publishing Segment operating expense, excluding acquisitions and dispositions, increased $10 million in 1998. Approximately half of this increase was attributable to a 6.2% rise in newsprint expense due to higher newsprint prices. Other contributing factors included a $1.3 million rise in marketing and promotion cost, a $1.7 million increase in facilities expense, and increased cost associated with new niche products.

    Excluding acquisitions and dispositions, operating income for the Publishing Segment increased $12 million (11%) in 1998 over the comparable 1997 amount. The improved operating results were principally due to robust advertising revenues, partially offset by increased newsprint expense.

    Investment income earned from the Company's Denver Newspapers, Inc. (DNI), affiliate decreased $3.3 million in 1998 from the previous year. This reduced income was primarily attributable to increased newsprint costs, principally due to higher prices. Additionally, increased advertising and circulation revenues only partially offset the associated rise in advertising and circulation expense in the intensely competitive Colorado market.

1997 COMPARED TO 1996

    Excluding acquisitions, Publishing Segment revenues rose $24.7 million (6%) in 1997. At the Company's metropolitan newspapers, advertising revenues increased $20 million as a result of expanded linage (up 4.1%) combined with higher advertising rates (up an average of 3.4%). The year-over-year increase was principally attributable to strong performances in classified advertising, led by the employment and automotive categories, and in retail advertising. A small decrease in circulation revenues of 1.8%, resulting from a decline in circulation volume (down 2.3%) coupled with slightly higher average rates, was more than offset by the growth in general advertising revenues.

    Publishing Segment operating expense, excluding acquisitions, decreased $2.9 million in 1997 compared to 1996. This drop was attributable to a $13.1 million reduction in newsprint expense, due to decreased cost per ton, partially offset by a $2.4 million increase in employee compensation and benefit costs combined with a modest increase in depreciation expense. Additionally, certain other operating expenses increased, including approximately $4.2 million in one-time costs incurred in 1997 related to re-engineering initiatives at several of the Segment's locations including the Company's Tampa, Florida, and Richmond, Virginia, daily newspapers.

    Operating income for the Publishing Segment, excluding acquisitions, rose $27.6 million in 1997. This growth came principally from increased revenues at the Company's metropolitan newspapers, particularly in classified and retail advertising, coupled with the substantial decline in newsprint expense.

    Income earned from DNI increased $5 million in 1997 over 1996 due to a $4 million increase in the Company's share of DNI's net income applicable to common stockholders and a $1 million increase in income from the Company's DNI preferred stock investment. DNI's improved results were attributable to solid advertising revenue growth coupled with reduced newsprint expense which, together, more than offset the effects of a modest decrease in circulation revenues and increases in other operating expenses.

                              BROADCAST TELEVISION


                                                 Change from                Change from
(IN MILLIONS)                            1998    prior year      1997       prior year      1996
                                         ----    ----------      ----       ----------      ----

Revenues                              $  170.8        9%       $  156.3        87%        $   83.4
Operating Expense                        128.8       11           116.3       112             54.8
Operating Income                          42.0        5            40.0        40             28.6
Depreciation & Amortization                9.3        3             9.1       270              2.4
Segment Operating Cash Flow               51.3        5            49.1        58             31.0


    The preceding chart presents the operating results of the Broadcast Television Segment, including 1997 and 1996 acquisitions. As a direct result of those acquisitions, 1997 revenues and operating income increased $77.3 million and $15 million, respectively, over 1996.

1998 COMPARED TO 1997

    Broadcast Television Segment revenues increased $14.5 million in 1998, up 9% from 1997. This increase was due to strong political advertising revenues resulting from election primaries and the 1998 general elections combined with local and national issue-oriented advertising, as well as to solid local advertising revenues (led by the automotive and fast food categories). Together, these strong results more than offset weak national advertising revenues at the Company's largest station, WFLA-TV in Tampa. In addition, PCS, the Company's provider of equipment and studio design services, generated particularly strong revenues, up $6.9 million, reflecting expanded broadcast equipment sales and increased studio design and sport facility projects.

    Operating expense in the Broadcast Segment rose $12.5 million in 1998. Approximately half of this rise was attributable to the increased cost of goods sold related to higher revenues produced by PCS during the current year. The remainder resulted from a 24% increase in programming costs, reflecting higher costs of existing programming and purchases of additional syndicated programming, and a 9% rise in overall employee compensation and benefits expense. The higher 1998 expense levels were anticipated as steps were initiated in 1997 to invigorate the performance of the stations acquired in that year. These steps included upgrading programming and equipment, increasing staff levels and competitively compensating personnel in conjunction with the repositioning and relaunching of virtually all of these stations. November rating books indicated increased audience share at seven of the nine relaunched stations, reflecting the positive results achieved from these efforts.


    Broadcast operating income increased $2 million in 1998. The improvement was attributable to strong political and local advertising revenues, which more than offset increased programming, employee compensation and benefits expense.


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

    Broadcast Television Segment operating expense, excluding acquisitions, remained essentially flat in 1997. A modest increase in programming cost was partially offset by a small decrease in employee compensation and benefit expense.

    Excluding acquisitions, Broadcast Television Segment operating income declined $3.6 million in 1997. The drop was primarily attributable to reduced national and political advertising revenues, especially at the Company's Tampa station, WFLA-TV. The Company completed the transfer of the network affiliation at its Jacksonville station (WJWB-TV) from ABC to Warner Brothers in February 1997. As anticipated, WJWB-TV posted weak 1997 results. Conversely, the full-year impact of the network switch from ABC to NBC in August 1996 at the Company's WCBD-TV station in Charleston resulted in growth, but only partially compensated for WJWB-TV's reduced results.

                                CABLE TELEVISION


                                                 Change from                Change from
(IN MILLIONS)                            1998    prior year      1997       prior year       1996
                                         ----    ----------      ----       ----------       ----
Revenues                             $   157.0       2%        $  153.3         5%        $   146.2
Operating Expense                        122.4       4            117.4         1             116.3
Operating Income                          34.6      (4)            35.9        20              29.9
Depreciation & Amortization               24.3      (7)            26.1        --              26.1
Segment Operating Cash Flow               58.9      (5)            62.0        11              56.0


1998 COMPARED TO 1997

    During 1998, the Company renewed the majority of its cable franchise agreements with several municipalities in northern Virginia for 15-year terms. As part of the June agreement with Fairfax County, the Company agreed not to raise subscriber rates for a period of one year. Although this rate increase moratorium affected the 1998 results of the Cable Television Segment, the long-term benefits of the agreement will override the short-term negative impact on the Company.

    Despite the moratorium, revenues in the Company's Cable Television Segment rose $3.7 million in 1998. The increase was attributable to the Company's Fairfax County, Virginia, cable system (Fairfax Cable), as a result of a 2.6% increase in the number of subscribers (to 241,600 at December 27, 1998), together with a combined average increase of 1.4% in basic and expanded subscriber rates over the prior year.

    The Telecommunications Act of 1996 (1996 Act) eliminated rate regulation of cable services other than the basic service tier after March 31, 1999. The 1996 Act also removed previously applicable restrictions that had prevented most local telephone companies from offering cable services in the areas where they provide telephone services. This development and the advent of wireless and direct broadcast satellite services have begun to increase competition in the areas served by the Company's cable systems. Among the strategic initiatives the Company is developing for its Fairfax Cable system is high speed data services (HSDS). The Company incurred modest expense during 1998 related to the initiation of HSDS, which was launched in the first quarter of 1999. The Company expects to incur operating losses related to this new business during the initial years of rollout, but believes the long-term revenue and profit streams will provide an excellent return on its investment. Additionally, the Company continues to explore possibilities in the commercial and residential telephone markets. The Company estimates that the capital investment required for it to compete effectively in HSDS and telephony could exceed $200 million over a ten-year period.

    Cable Television Segment operating expense increased $5 million in 1998. This increase was primarily attributable to a $4.9 million rise in programming costs, due to higher contractual rates paid to program providers combined with the increased costs associated with the expansion of the subscriber base at Fairfax Cable.

    Cable operating income declined $1.3 million in 1998 from the earlier-year period. While Fairfax's growing subscriber base produced higher revenues, it also contributed to a rise in programming costs which the Segment could not fully absorb due to the rate increase moratorium. Subscriber rate increases are planned during the second half of 1999.

1997 COMPARED TO 1996

    Revenues at the Company's Cable Television Segment rose $7.1 million in 1997, up 5% from 1996. The increase was the result of a 3.4% rise in the number of subscribers (to 235,500 at December 28, 1997) at Fairfax Cable, together with a combined average increase of 5.4% in basic and expanded subscriber rates. These rate increases along with subscriber growth produced a 2.6% improvement in average revenue per subscriber (excluding pay-per-view).

    Cable Television Segment operating expense remained essentially flat in 1997. An increase in programming costs more than offset reductions in compensation and employee benefit costs.

    Cable Television Segment operating income improved $6 million (20%) in 1997 from 1996. The increase was due principally to revenue growth at Fairfax Cable of $7.1 million, up 5% in 1997 as a result of both rate and subscriber count increases. These subscriber count increases prompted a commensurate rise in programming costs, which was essentially offset by reduced compensation and employee benefits costs; this reduction reflected the benefit of the restructuring process implemented in 1996 at Fairfax Cable.

                                   NEWSPRINT


                                                 Change from                Change from
(IN MILLIONS)                            1998    prior year       1997      prior year      1996
                                         ----    ----------       ----      ----------      ----
Revenues                             $   128.3      12%        $  114.8      (10%)        $  127.7
Operating Expense                        116.2      (2)           118.3       (3)            121.6
Operating Income (Loss)                   12.1      --             (3.5)      --               6.1
Depreciation & Amortization                6.7       8              6.2        1               6.2
Segment Operating Cash Flow               18.8      --              2.7      (78)             12.3



1998 COMPARED TO 1997

    Newsprint Segment revenues increased $13.5 million (12%) in 1998, reflecting the improved results of the Company's Garden State Paper (Garden State) newsprint mill, located in Garfield, New Jersey. This increase resulted from a 6.8% rise in the average realized selling price per ton, combined with a 4% increase in tons sold. Newsprint selling prices gradually rose throughout 1997 and continued to show modest increases during 1998, such that the average realized price rose from $488 per ton in 1997 to $522 per ton in the current year.

    Newsprint Segment operating expense dropped $2.1 million in 1998. This favorable decrease was the result of production efficiencies. The most significant of these was a 13% decline in energy expense, due to both a shift to purchasing natural gas in the competitively-priced open market as well as a mild 1998 winter, and an 18% decrease in chemical expense. These cost reductions were only partially offset by a 10% rise in the cost of Garden State's principal raw material, recovered newspapers (ONP), which was due to both increased consumption and demand-driven price increases.

    Newsprint operating income rose $15.6 million, rebounding from a loss of $3.5 million in 1997 to income of $12.1 million in 1998. The significant increase resulted from a $34 increase in average realized selling price per ton in the current year over the comparable prior-year period, coupled with reduced chemical and energy costs.

    The Company's investment income from its Southeast Paper Manufacturing Company (SEPCO) newsprint affiliate increased $4.5 million (54%) in 1998 from the comparable 1997 amount. SEPCO's revenues rose 4.3% as a result of a 6.4% rise in the average realized selling price, which more than offset the effect of a 2.3% decrease in tons sold.

1997 COMPARED TO 1996

    Newsprint Segment revenues declined $12.9 million (10%) in 1997, reflecting the results of the Company's Garden

State Paper newsprint mill. The decline was attributable to a 14.5% decrease in the average realized selling price per ton, partially offset by a 5.1% rise in tons sold. Average realized newsprint selling price fell from $572 per ton in 1996 to $488 per ton in 1997. However, the market showed continued improvement throughout 1997, as evidenced by a 7% average selling price increase from $456 per ton during the first quarter of 1997 to the above-mentioned $488 per ton for the full year.

     Newsprint Segment operating expense decreased $3.3 million in 1997 from the comparable 1996 amount due primarily to a $3.7 million (15%) drop in ONP cost. The average cost of ONP in 1997 was $73 per ton, down 16% from 1996's $87 per ton due to lower market demand for ONP during 1997. The decline in ONP cost together with decreases of $1.1 million in maintenance costs, due mainly to improved production and decreased downtime, and $.7 million in energy expense, attributable to lower average fuel prices during the year, more than offset a $1.9 million increase in the cost of chemicals used to enhance the quality of newsprint produced.

     The Newsprint Segment produced an operating loss of $3.5 million in 1997, a sharp contrast to the $6.1 million income posted in 1996. The decline resulted from an $84 decrease in average realized selling price per ton as compared to the preceding year, partially offset by a drop in ONP expense. During 1997, as newsprint consumption increased, the Company's average realized newsprint selling price per ton rose and, in the fourth quarter of 1997, began to exceed equivalent 1996 levels.

     The Company's share of the operating results of SEPCO decreased $11.2 million in 1997 from 1996. Despite a 5.6% increase in tons sold, revenues declined 11.2% as a result of a decrease in SEPCO's average realized newsprint selling price to $492 per ton in 1997 from $583 per ton in 1996.

INTEREST EXPENSE

    Interest expense of $66 million in 1998 was essentially even with 1997. Interest expense in 1997 increased $44.2 million over 1996 primarily due to a $654 million rise in average debt outstanding during 1997 as a result of acquisitions made in that year. The effective interest rate during each year was just under 7%.

    The Company's interest expense is affected by changes in short-term interest rates, primarily changes in LIBOR on the debt outstanding under its revolving credit facility. However, the Company limits the effects of interest rate changes through the use of interest rate swap agreements (see Note 4 to the accompanying consolidated financial statements). If short-term interest rates were to be either higher or lower by one percentage point throughout 1999 and the Company's interest rate swap agreements and long-term debt levels were consistent with 1998, the Company's interest expense and income before taxes would change by less than $900,000. This amount is determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements.


PROVISION FOR INCOME TAXES

    The Company's effective tax rate was 36.25% in 1998, down from 39.2% (excluding the extraordinary item) in 1997, but up slightly compared to 35.8% in 1996. The decline in effective tax rate in the current year from the prior year was principally the result of a favorable settlement of a state tax examination, while the rise in 1997 was due to a higher proportion of nondeductible intangible asset amortization related to 1997 acquisitions. 1998 income tax expense rose $6.5 million (19%) over the prior year on a pretax earnings increase of $24.9 million (29%). Conversely, income tax expense declined $5.4 million (14%) in 1997 from 1996 on a pretax earnings decrease of $23.4 million (21%). See Note 6 to the accompanying consolidated financial statements for additional information regarding income taxes.


NET INCOME

    Net income for 1998 was $70.9 million ($2.67 per share, or $2.63 per share - assuming dilution) compared to $52.5 million ($1.99 per share, or $1.97 per share - assuming dilution) in 1997, excluding that year's extraordinary item. This $18.4 million (35%) increase in net income was primarily due to robust Newsprint Segment profits which rose to more than four times their prior-year level, combined with solid contributions from the Publishing Segment which posted an 11% year-over-year profit improvement. Partially offsetting the segment operating income growth was a moderate increase in intangible amortization expense, a result of the Bristol and Hickory acquisitions, and in Corporate expense, due to personnel and other costs related to the implementation of new company-wide financial, benefit plan and human resource systems. The significant growth of the Company over the past few years and the need for better information has occasioned these infrastructure investments, as well as the addition of resources necessary to support them.

    The Company incurred a net loss of $10.5 million ($.40 per share; both basic and assuming dilution) in 1997 as the result of a $63 million charge, net of an income tax benefit of $38.6 million, ($2.39 per share, or $2.37 per share
- assuming dilution) related to the redemption of Park's high coupon debt in February 1997. Excluding this extraordinary item, net income declined from $70.5 million in 1996 to $52.5 million in 1997. Net income fell $18 million ($23 million pretax) in 1997 due primarily to declining Newsprint Segment results which were down $21.5 million. Increases in interest expense ($44.2 million) and amortization expense ($23.2 million) related to acquisitions slightly more than offset segment operating profit increases in other business segments. The Publishing and Cable Segments had particularly strong performances, posting year-over-year segment profit increases of 60% and 20%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    Funds generated by operating activities during 1998 totaled $140.3 million, up $20.9 million from 1997. The increase was due to a rise in net income (adjusted for the extraordinary item) combined with a $5 million distribution from SEPCO, partially offset by an increase in funds used for working capital. Funds generated from operating and financing activities, coupled with proceeds from the sale of the Kentucky properties, supplied the $133 million used for the acquisition of Bristol and Hickory, the $49 million for capital expenditures and the $15 million for the payment of dividends to stockholders.

    Total debt outstanding at December 27, 1998, was $928.1 million, up $28 million from the year-ago level of $900.1 million. This increase was attributable to $133 million in borrowings related to the 1998 acquisitions of Bristol and Hickory, coupled with increased income tax payments. A substantial portion of the 1998 borrowings were repaid by the end of 1998 with funds generated from operations along with proceeds from the sale of the Company's Kentucky newspapers. At December 27, 1998, the Company had $350 million in unused credit lines available from its committed $1.2 billion revolving credit facility which has commitment reductions of 25% at the end of both 2001 and 2002, and expires in 2003.

    The Company anticipates that internally generated funds provided by operations, together with existing credit facilities, will be more than adequate to finance other possible acquisitions, projected capital expenditures, dividends to stockholders, and working capital needs in 1999. Additionally, the Company anticipates receiving a $53.2 million principal and dividend payment on its preferred stock investment in Denver Newspapers, Inc., by June 30, 1999, that security's mandatory redemption date.

YEAR 2000

     The Company continues to address issues regarding the transition to the Year 2000 through a specially created task force comprised of corporate, divisional and operating unit personnel. The project has been divided into five phases: 1) identification/analysis, 2) plan development/scheduling, 3) remediation, 4) testing/integration, and 5) monitoring/continuous improvement. The Company made significant strides in all phases during 1998 and has substantially completed the first two phases for both information systems and operating systems with embedded technology. All phases are expected to be completed by the third quarter of 1999.

    Inherent in all phases is assessing the Year 2000 compliance of key suppliers and customers. The Company has initiated formal communications with these parties and most have indicated that there should be no disruption in their relationships with us. However, the Company cannot assure timely compliance of third parties and therefore could be adversely affected by failure of a significant third party to become Year 2000 compliant.

    Amounts expended exclusively to ensure Year 2000 compliance continue to be funded by cash flow from operations and have not had, nor are they expected to have, a material impact on the Company's financial position, results of operations or cash flows. If the Company does not successfully complete significant portions of its Year 2000 project, its financial condition could be adversely impacted; the Company does not consider the possibility of such an occurrence to be reasonably likely. While the Company believes its existing business recovery plans are adequate to address reasonably likely Year 2000 issues, the Company has a separate initiative underway to revise its business recovery plans. This initiative is much broader than the Year 2000 project but will certainly consider Year 2000 issues.

OUTLOOK FOR 1999

    With the integration of its two recently acquired newspapers, the relaunching of nine of its broadcast stations, and the renewal of its cable franchises, the Company laid the groundwork in 1998 for its continued success. Although there has been recent softness in some categories of newspaper advertising and continued weakness in national television advertising revenues, most major economic trends remain favorable. The mid-1999 lapse of the rate increase moratorium will enable the Cable Segment to resume more traditional rates of growth, and the rollout of HSDS should offer increased revenue opportunities. Despite the newsprint market's supply and demand factors, which may not facilitate favorable pricing levels in the near term, the Company expects 1999 to be another good year.

MEDIA GENERAL, INC.
QUARTERLY REVIEW
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                          First            Second            Third           Fourth
                                         Quarter           Quarter          Quarter          Quarter
       -----------------------------------------------------------------------------------------------
           1998
           Revenues                $      234,681     $      251,162   $      236,812    $     251,323
           Operating income                32,722             44,038           33,953           45,317
           Net income                      12,745             21,541           14,455           22,133
           Net income per share              0.48               0.81             0.54             0.83
           Net income per share -
              assuming dilution              0.47               0.80             0.54             0.82
       -----------------------------------------------------------------------------------------------

           Shares traded                    3,030              2,087            2,127            1,947
           Stock price range       $  40.94-50.50     $  43.75-52.50   $  40.50-52.00    $ 33.88-50.63
           Quarterly dividend paid $         0.14     $         0.14   $         0.14    $        0.14
       -----------------------------------------------------------------------------------------------

           1997
           Revenues                $      216,145     $      229,426   $      221,975    $     242,441
           Operating income                24,802             34,325           28,481           41,837
           Income before
               extraordinary item           8,233             13,890           10,565           19,822
           Extraordinary item             (63,000)               ---              ---              ---
           Net income (loss)              (54,767)            13,890           10,565           19,822
           Net income per share before
               extraordinary item            0.31               0.53             0.40             0.75
           Net income per share before
               extraordinary item -
               assuming dilution             0.31               0.52             0.39             0.75
           Net income (loss) per share      (2.08)              0.53             0.40             0.75
           Net income (loss) per share -
               assuming dilution            (2.06)              0.52             0.39             0.75
        ----------------------------------------------------------------------------------------------
           Shares traded                    2,761              2,978            2,498            1,876
           Stock price range       $  29.38-32.75     $  28.38-35.25   $  34.50-40.00    $ 37.25-44.63
           Quarterly dividend paid $         0.13     $         0.13   $         0.13    $        0.14
        ----------------------------------------------------------------------------------------------


o Media General, Inc., Class A common stock is listed on the American Stock Exchange under the symbol MEG.A. The approximate number of equity security holders of record at February 28, 1999, was: Class A common - 2,278, Class B common - 12.

o First quarter 1997 results include an extraordinary item of $63 million, net of a tax benefit of $39 million, ($2.39 per share, or $2.37 per share - assuming dilution) representing the debt prepayment premium and the write-off of associated debt issuance costs related to the redemption of debt assumed in the January 1997, acquisition of Park.

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


                                            1998             1997            1996             1995
           ------------------------------------------------------------------------------------------
           Summary of Operations
           OPERATING REVENUES           $   973,978     $   909,987      $   765,105      $   707,766
           ------------------------------------------------------------------------------------------
           NET INCOME (LOSS)            $    70,874     $   (10,490)     $    70,498      $    53,232
           Adjustments to reconcile to
             operating cash flow:
            Extraordinary item (a)              ---          63,000              ---              ---
            Gain on sale of Garden State
             Newspapers investment              ---             ---              ---              ---
            Cumulative effect of changes
             in accounting principles (b)       ---             ---              ---              ---
            Investment  (income) loss -
             unconsolidated affiliates      (22,193)        (21,037)         (27,188)         (19,034)
            Other, net                          999          (1,267)          (1,381)          (5,204)
            Interest expense                 66,049          65,442           21,267           15,522
            Income taxes                     40,301          33,797           39,240           28,477
                                        -----------     -----------      -----------     ------------
            Operating income (c)            156,030         129,445          102,436           72,993
            Depreciation and amortization   100,201          98,316           64,951           60,590
                                        -----------     -----------      -----------     ------------
            Operating cash flow         $   256,231     $   227,761      $   167,387     $    133,583
=====================================================================================================
           Per Share Data: (a)(b)
            Income (loss) before
              extraordinary item
              and cumulative effect of
              changes in accounting
              principles                $      2.67     $      1.99      $      2.68      $      2.04
            Extraordinary item                  ---           (2.39)             ---              ---
            Cumulative effect of
              changes in accounting
              principles                        ---            ---               ---              ---
                                        -----------     -----------      -----------      -----------
            Net income (loss)           $      2.67     $     (0.40)     $      2.68      $      2.04
-----------------------------------------------------------------------------------------------------
           Per Share Data -
              assuming dilution: (a)(b)
             Income (loss) before
              extraordinary item
              and cumulative effect
              of changes in
              accounting principles     $      2.63     $      1.97      $      2.65      $      2.01
             Extraordinary item                 ---           (2.37)             ---              ---
             Cumulative effect of
              changes in accounting
              principles                        ---             ---              ---              ---
                                        -----------     -----------      -----------      -----------
             Net income (loss)          $      2.63     $     (0.40)     $      2.65      $      2.01
-----------------------------------------------------------------------------------------------------
           Other Financial Data:
             Total assets               $ 1,917,346     $ 1,814,201      $ 1,025,484      $ 1,016,743
             Working capital                 29,129          34,716           13,373           22,938
             Capital expenditures            49,480          41,599           28,510           29,076
             Total debt                     928,101         900,140          276,318          327,235
             Cash dividend per share           0.56            0.53             0.50             0.48
=====================================================================================================


(a) In 1997 the Company incurred a loss of $63 million (net of a tax benefit of $38.6 million), representing the debt prepayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in the January 1997, Park acquisition.

(b) Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share, basic and assuming dilution) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the adoption of Financial Accounting Standards No. 109, "Accounting for Incomes Taxes" which increased 1992 net income by $15.1 million ($0.58 per share, basic and assuming dilution), which represented the net decrease in the Company's deferred tax liability at that date.

(c) Operating income includes the following pretax special charges: 1991 - $11.3 million for early retirement program and newspaper merger costs; 1989
    - $10.3 million for the write-off of unrecovered costs related to a lawsuit against William B. Tanner and others.

                                        1994            1993            1992             1991            1990               1989
----------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
OPERATING REVENUES                $   626,247      $  600,824      $  577,659       $  585,900      $   613,667      $     595,132
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                 $   117,009      $   25,708      $   19,000       $  (62,091)     $    25,480      $      20,720
Adjustments to reconcile to
  operating cash flow:
 Extraordinary item (a)                   ---             ---             ---              ---              ---                ---
 Gain on sale of Garden State
  Newspapers investment               (91,520)            ---             ---              ---              ---                ---
 Cumulative effect of changes
  in accounting principles (b)            ---             ---            (687)             ---              ---                ---
 Investment  (income) loss -
  unconsolidated affiliates            (2,935)            990           4,926           75,640            1,303            (10,562)
 Other, net                               789            (835)         (6,131)          (2,659)            (814)              (684)
 Interest expense                      16,948          21,274          17,559           16,056           19,831             25,385
 Income taxes                          25,960          13,166           7,946            9,395           18,025              9,280
                                  -----------      ----------      ----------       ----------      -----------      -------------
 Operating income (c)                  66,251          60,303          42,613           36,341           63,825             44,139
 Depreciation and amortization         55,450          56,847          54,550           49,943           47,547             45,635
                                  -----------      ----------      ----------       ----------      -----------      -------------
 Operating cash flow              $   121,701      $  117,150      $   97,163       $   86,284      $   111,372      $      89,774
==================================================================================================================================
Per Share Data: (a)(b)
 Income (loss) before
   extraordinary item
   and cumulative effect of
   changes in accounting
   principles                     $      4.50      $     0.99      $     0.70       $    (2.40)     $      0.99      $        0.80
 Extraordinary item                       ---             ---             ---              ---              ---                ---
 Cumulative effect of
   changes in accounting
   principles                             ---             ---            0.03              ---              ---                ---
                                  -----------      ----------      ----------       ----------      -----------      -------------
 Net income (loss)                $      4.50      $     0.99      $     0.73       $    (2.40)     $      0.99      $        0.80
----------------------------------------------------------------------------------------------------------------------------------
Per Share Data -
   assuming dilution: (a)(b)
  Income (loss) before
   extraordinary item
   and cumulative effect
   of changes in
   accounting principles          $      4.45      $     0.98      $     0.70       $    (2.40)     $      0.98      $        0.80
  Extraordinary item                      ---             ---             ---              ---              ---                ---
  Cumulative effect of
   changes in accounting
   principles                             ---             ---            0.03              ---              ---                ---
                                  -----------      ----------      ----------       ----------      -----------      -------------
  Net income (loss)               $      4.45      $     0.98      $     0.73       $    (2.40)     $      0.98      $        0.80
----------------------------------------------------------------------------------------------------------------------------------
Other Financial Data:
  Total assets                    $   787,165      $  745,242      $  787,425       $  762,311      $   775,944      $     782,657
  Working capital                      14,833           9,551           9,657            3,668           21,333             62,210
  Capital expenditures                 56,919          32,837          92,319          115,383           73,686             69,117
  Total debt                          173,144         262,550         321,487          277,428          235,266            275,928
  Cash dividend per share                0.44            0.44            0.44             0.44             0.44               0.42
==================================================================================================================================