Form 10-K, Exhibit 13
period 1999-12-31
MEDIA GENERAL INC
filed 2000-03-24
CIK 216539

                                                                      Exhibit 13

                              Media General, Inc.
                              Operating Locations

 . PUBLISHING
     Virginia
       Richmond Times-Dispatch
       Bristol Herald Courier
       The (Lynchburg) News & Advance
       The (Charlottesville) Daily Progress
       Potomac (Woodbridge) News
       Danville Register & Bee
       The (Waynesboro) News Virginian
       Manassas Journal Messenger
       Culpeper Star-Exponent
       Suffolk News-Herald
       Virginia Business Magazine, Richmond
       Media General Financial Services, Richmond
     North Carolina
       Winston-Salem Journal
       (Concord & Kannapolis) Independent Tribune
       Hickory Daily Record
       Statesville Record & Landmark
       The (Morganton) News Herald
       The Reidsville Review
       The (Eden) Daily News
       The (Marion) McDowell News
     Florida
       The Tampa Tribune
       (Sebring) Highlands Today
       (Brooksville) Hernando Today
     Colorado
       The Denver Post (20% ownership)
     District of Columbia
       Media General News Service

    Media General also owns nearly
       100 weeklies and other periodicals

 .   BROADCAST TELEVISION
     WIAT-CBS, Birmingham, Ala.
     WKRG-CBS, Mobile, Ala.,
         Pensacola, Fla.*
     WJWB-WB, Jacksonville, Fla.
     WMBB-ABC, Panama City, Fla.*
     WFLA-NBC, Tampa, Fla.
     WJBF-ABC, Augusta, Ga.*
     WRBL-CBS, Columbus, Ga.*
     WSAV-NBC, Savannah, Ga.
     WNEG-CBS, Toccoa, Ga.*
     KIMT-CBS, Mason City, Iowa*
     KBSD-CBS, Dodge City, Kan.*
     KBSL-CBS, Goodland, Kan.*
     KBSH-CBS, Hays, Kan.*
     KWCH-CBS, Wichita, Kan.*
     WTVQ-ABC, Lexington, Ky.
     KALB-NBC, Alexandria, La.
     WHLT-CBS, Hattiesburg, Miss.
     WJTV-CBS, Jackson, Miss.
     WNCT-CBS, Greenville, N.C.
     WASV-UPN, Anderson, S.C.,
         Asheville, N.C.*
     WCBD-NBC, Charleston, S.C.
     WBTW-CBS, Florence, S.C.,
         Myrtle Beach, S.C.*
     WSPA-CBS, Greenville, S.C.,
         Spartanburg, S.C.*
     WDEF-CBS, Chattanooga, Tenn.
     WJHL-CBS, Johnson City, Tenn.
     WSLS-NBC, Roanoke, Va.
     Professional Communications
         Systems, Tampa, Fla.

 .    NEWSPRINT
       Garden State Paper Company, Inc.,
         Garfield, N.J.
       SP Newsprint Company,
         (33% ownership), Dublin, Ga.,
         Newberg, Ore.

     * Acquisition pending

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                                      Fiscal Years Ended
                                                                  -------------------------------------------------------
                                                                     December 26,        December 27,       December 28,
                                                                         1999               1998              1997
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                          $        795,408    $       816,936     $       756,685

Operating costs:
   Production                                                              386,987            399,396             381,815
   Selling, distribution and administrative                                218,535            216,461             205,347
   Depreciation and amortization                                            79,520             75,789              72,184
-------------------------------------------------------------------------------------------------------------------------
       Total operating costs                                               685,042            691,646             659,346
-------------------------------------------------------------------------------------------------------------------------

Operating income                                                           110,366            125,290              97,339
-------------------------------------------------------------------------------------------------------------------------

Other income (expense):
   Interest expense                                                        (46,554)           (62,584)            (60,691)
   Investment income - unconsolidated affiliates                             9,067             22,193              21,037
   Gain on sale of Denver Newspapers, Inc. common stock                     30,983                 --                  --
   Other, net                                                               11,548               (980)              1,270
-------------------------------------------------------------------------------------------------------------------------
       Total other income (expense)                                          5,044            (41,371)            (38,384)
-------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before income
   taxes and extraordinary item                                            115,410             83,919              58,955
Income taxes                                                                45,463             30,482              23,370
-------------------------------------------------------------------------------------------------------------------------

Income from continuing operations before extra-
   ordinary item                                                            69,947             53,437              35,585
Discontinued operations:
   Income from operations of Cable Segment (net of
     income taxes of $8,544 in 1999; $9,819 in 1998;
       and $10,427 in 1997)                                                 13,978             17,437              16,925
   Gain on disposition of Cable operations (net of
     income taxes of $509,760)                                             798,719                 --                  --
Extraordinary item from early redemption of debt (net of
   income tax benefit of $800 in 1999; $38,613 in 1997)                     (1,328)                --             (63,000)
-------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                                 $        881,316    $        70,874     $       (10,490)
=========================================================================================================================

Earnings (loss) per common share:
   Income from continuing operations before
     extraordinary item                                           $           2.64    $          2.01     $          1.35
   Income from discontinued Cable operations                                 30.66               0.66                0.64
   Extraordinary item                                                        (0.05)                --               (2.39)
                                                                  -------------------------------------------------------

Net income (loss)                                                 $          33.25    $          2.67     $         (0.40)
                                                                  =======================================================

Earnings (loss) per common share - assuming dilution:
   Income from continuing operations before
     extraordinary item                                           $           2.60    $          1.98     $          1.33
   Income from discontinued Cable operations                                 30.23               0.65                0.64
   Extraordinary item                                                        (0.05)                --               (2.37)
                                                                  -------------------------------------------------------

Net income (loss)                                                 $          32.78    $          2.63     $         (0.40)
                                                                  =======================================================


Notes to Consolidated Financial Statements begin on page 24.

Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)

ASSETS
                                                                                      December 26,            December 27,
                                                                                         1999                    1998
-------------------------------------------------------------------------------------------------------------------------
Current assets:
   Cash, cash equivalents and short-term investments                            $         646,046       $           7,637
   Accounts receivable (less allowance for doubtful
     accounts 1999 - $7,088; 1998 - $8,433)                                               102,834                 110,067
   Inventories                                                                             14,282                  20,341
   Other                                                                                   33,572                  38,181
                                                                                -----------------       -----------------
     Total current assets                                                                 796,734                 176,226
-------------------------------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                                   87,871                 146,702
-------------------------------------------------------------------------------------------------------------------------

Other assets                                                                               58,945                  45,818
-------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
   Land                                                                                    28,432                  29,932
   Buildings                                                                              164,384                 167,332
   Machinery and equipment                                                                534,514                 900,328
   Construction in progress                                                                10,749                  13,659
   Accumulated depreciation                                                              (356,603)               (614,454)
                                                                                -----------------       -----------------
     Net property, plant and equipment                                                    381,476                 496,797
-------------------------------------------------------------------------------------------------------------------------

Excess of cost over fair value of net identifiable assets of acquired businesses
   (less accumulated amortization
     1999 - $58,553; 1998 - $41,490)                                                      631,597                 651,391
-------------------------------------------------------------------------------------------------------------------------

FCC licenses and other intangibles (less accumulated
   amortization 1999 - $51,657; 1998 - $34,829)                                           383,751                 400,412
-------------------------------------------------------------------------------------------------------------------------






Total assets                                                                    $       2,340,374       $       1,917,346
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 24.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                    December 26,             December 27,
                                                                                       1999                     1998
-------------------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                                 $     32,032             $     41,050
   Accrued expenses and other liabilities                                                 75,190                  106,047
   Income taxes payable                                                                  508,966                      ---
   Current maturity of long-term debt                                                     13,000                      ---
                                                                                    ------------             ------------
     Total current liabilities                                                           629,188                  147,097
-------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                            46,838                  928,101
-------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                    217,437                  244,968
-------------------------------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                                   116,009                  119,831
-------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 9)
-------------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Preferred stock ($5 cumulative convertible), par value $5 per share:
     Authorized 5,000,000 shares; none outstanding
   Common stock, par value $5 per share:
     Class A, authorized 75,000,000 shares; issued
       25,911,614 and 26,214,721 shares                                                  129,558                  131,074
     Class B, authorized 600,000 shares; issued
       556,574 shares                                                                      2,783                    2,783
   Additional paid-in capital                                                              3,040                   18,694
   Accumulated other comprehensive income -
     unrealized gains on equity securities                                                 7,392                      ---
   Unearned compensation                                                                  (2,973)                  (1,050)
   Retained earnings                                                                   1,191,102                  325,848
                                                                                    ------------             ------------
     Total stockholders' equity                                                        1,330,902                  477,349
-------------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                          $  2,340,374             $  1,917,346
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 24.

Media General, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)

                                                                                                  Accu-
                                                                                                 mulated
                                                                                       Addi-      Other
                                                                                      tional     Compre-   Unearned
                                                                 Common Stock        Paid-in     hensive    Compen-     Retained
                                                             --------------------
                                                 Total      Class A      Class B     Capital     Income     sation      Earnings
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1996                $   437,240   $ 129,751   $    2,783  $   11,393  $      ---  $   (1,254)  $  294,567
   Net loss                                     (10,490)        ---          ---         ---         ---         ---      (10,490)
   Cash dividends ($0.53 per share)             (14,129)        ---          ---         ---         ---         ---      (14,129)
   Exercise of options on 131,024
     Class A shares                               2,646         655          ---       1,991         ---         ---          ---
   Issuance of 91,000 Class A shares
     under restricted stock plan                    ---         455          ---       2,406         ---      (2,861)         ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                              918         ---          ---         918         ---         ---          ---
   Issuance of 5,373 Class A shares
     under dividend reinvestment plan               184          27          ---         157         ---         ---          ---
   Amortization and forfeitures of
     unearned compensation                        1,857         (26)         ---        (132)        ---       2,015          ---
                                            -----------   ---------   ----------  ----------  ----------  ----------  -----------
Balance at December 28, 1997                    418,226     130,862        2,783      16,733         ---      (2,100)     269,948
---------------------------------------------------------------------------------------------------------------------------------
   Net income                                    70,874         ---          ---         ---         ---         ---       70,874
   Cash dividends ($0.56 per share)             (14,974)        ---          ---         ---         ---         ---      (14,974)
   Purchase and retirement of 77,011
     Class A shares                              (3,571)       (385)         ---      (3,186)        ---         ---          ---
   Exercise of options on 112,560
     Class A shares                               3,049         563          ---       2,486         ---         ---          ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                            2,406         ---          ---       2,406         ---         ---          ---
   Issuance of 6,748 Class A shares
     under dividend reinvestment plan               289          34          ---         255         ---         ---          ---
   Amortization of unearned
     compensation                                 1,050         ---          ---         ---         ---       1,050          ---
                                            -----------   ---------   ----------  ----------  ----------  ----------  -----------
Balance at December 27, 1998                    477,349     131,074        2,783      18,694         ---      (1,050)     325,848
---------------------------------------------------------------------------------------------------------------------------------
   Net income                                   881,316         ---          ---         ---         ---         ---      881,316
   Unrealized gains on equity securities
     (net of deferred taxes of $4,454)            7,392         ---          ---         ---       7,392         ---          ---
                                            -----------
   Comprehensive income                         888,708
   Cash dividends ($0.60 per share)             (16,062)        ---          ---         ---         ---         ---      (16,062)
   Purchase and retirement of 580,456
     Class A shares                             (26,448)     (2,902)         ---     (23,546)        ---         ---          ---
   Exercise of options on 197,726
     Class A shares                               4,234         988          ---       3,246         ---         ---          ---
   Issuance of 72,200 Class A shares
     under restricted stock plan                    ---         361          ---       3,098         ---      (3,459)         ---
   Income tax benefits relating to
     restricted share dividends and
     exercised options                            1,227         ---          ---       1,227         ---         ---          ---
   Issuance of 7,423 Class A shares
     under dividend reinvestment plan               358          37          ---         321         ---         ---          ---
   Amortization of unearned compensation          1,536         ---          ---         ---         ---       1,536          ---
                                            -----------   ---------   ----------  ----------  ----------  ----------  -----------
Balance at December 26, 1999                $ 1,330,902   $ 129,558   $    2,783  $    3,040  $    7,392  $   (2,973) $ 1,191,102
=================================================================================================================================

Notes to Consolidated Financial Statements begin on page 24.

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                      Fiscal Years Ended
                                                                  --------------------------------------------------------
                                                                     December 26,        December 27,       December 28,
                                                                         1999               1998              1997
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                                              $        881,316    $        70,874     $       (10,490)
   Adjustments to reconcile net income (loss):
     Extraordinary item                                                      1,328                 --              63,000
     Depreciation and amortization                                          97,532            100,201              98,316
     Deferred income taxes                                                  (5,484)            (5,945)             (4,227)
     Provision for doubtful accounts                                         4,676              6,269               5,228
     Investment income - unconsolidated affiliates                         (10,333)           (22,193)            (21,037)
     Distribution from unconsolidated affiliates                            30,372              7,700               2,700
     Gain on sale of Denver Newspapers, Inc.
       common stock                                                        (30,983)                --                  --
     Gain on disposition of Cable operations                              (798,719)                --                  --
                                                                  ----------------    ---------------     ---------------
     Net cash provided by operations                                       169,705            156,906             133,490
     Change in assets and liabilities:
       Accounts receivable and inventories                                  (6,317)            (6,810)            (13,074)
       Other current assets                                                 (2,694)            15,986              14,392
       Accounts payable, accrued expenses
         and other liabilities                                             (30,725)           (14,774)            (13,495)
       Other, net                                                           (5,765)           (11,044)             (1,965)
                                                                  ----------------    ---------------     ---------------
Net cash provided by operating activities                                  124,204            140,264             119,348
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                    (60,829)           (49,480)            (41,599)
   Purchase of businesses (1997 - net of $476 million
     of debt assumed)                                                           --           (132,680)           (276,823)
   Proceeds from disposition of Cable operations                         1,404,407                 --                  --
   Proceeds from sale of other businesses                                    8,058             28,123             147,267
   Denver Newspapers, Inc.:
     Proceeds from sale of common stock                                     39,000                 --                  --
     Redemption of preferred stock                                          34,000                 --                  --
   Purchase of short-term investments - net                               (390,748)                --                  --
   Other, net                                                               (5,582)             2,924              (1,146)
                                                                  ----------------    ---------------     ---------------
Net cash provided (used) by investing activities                         1,028,306           (151,113)           (172,301)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase in debt                                                        268,000            463,000           1,022,000
   Payment of debt                                                      (1,136,509)          (436,383)           (874,000)
   Stock repurchase                                                        (22,743)                --                  --
   Premiums and costs related to early redemption of debt                   (2,128)                --             (84,703)
   Cash dividends paid                                                     (16,062)           (14,974)            (14,129)
   Other, net                                                                4,593              3,339               2,818
                                                                  ----------------    ---------------     ---------------
Net cash (used) provided by financing activities                          (904,849)            14,982              51,986
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                       247,661              4,133                (967)

Cash, cash equivalents and short-term investments:
   Cash and cash equivalents at beginning of year                            7,637              3,504               4,471
                                                                  ----------------    ---------------     ---------------
   Cash and cash equivalents at end of year                                255,298              7,637               3,504
   Short-term investments at end of year                                   390,748                 --                  --
                                                                  ----------------    ---------------     ---------------
Cash, cash equivalents and short-term investments
   at end of year                                                 $        646,046    $         7,637     $         3,504
=========================================================================================================================

Notes to Consolidated Financial Statements begin on page 24.

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

Note 2:  Acquisitions, Dispositions and Discontinued Operations

     In October 1999, the Company sold its cable operations to Cox Communications, Inc., for approximately $1.4 billion in cash. The Company recorded a gain of $799 million (net of income taxes of $510 million) which is subject to resolution with the buyer of certain post-closing adjustments relating to working capital and income tax matters. The following results of the Cable Segment have been presented as income from discontinued operations in the accompanying consolidated statements of operations:

                                                         Nine Months
                                                            Ended                   Fiscal Year Ended
                                                     --------------------------------------------------------
                                                        September 30,        December 27,       December 28,
(In thousands)                                              1999                 1998               1997
                                                     --------------------------------------------------------
Revenues                                             $       123,693       $       157,042     $      153,302
Costs and expenses                                           101,171               129,786            125,950
                                                     --------------------------------------------------------
Income before income taxes                                    22,522                27,256             27,352
Income taxes                                                   8,544                 9,819             10,427
                                                     --------------------------------------------------------
Income from discontinued Cable operations            $        13,978       $        17,437     $       16,925
                                                     ========================================================

     Immediately following the sale, approximately $735 million of the proceeds were used to repay all amounts then outstanding under the Company's revolving credit agreements and to terminate the associated interest rate swaps (see Note
4) and the remaining proceeds of approximately $665 million were invested, primarily in prime-rated commercial paper.

     In January 1998, the Company acquired, for approximately $93 million, the assets of the Bristol Herald Courier (Bristol), a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. In July 1998, the Company acquired, for approximately $40 million, the assets of the Hickory Daily Record (Hickory), a daily newspaper in northwestern North Carolina. Both transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on estimated fair values. The amount allocated to identifiable intangibles (principally subscriber lists) was $8 million, to other assets, net (principally property, plant and equipment) was $17 million, and to excess cost over the net assets acquired was $108 million. Also, in June 1998, the Company completed the sale of its Kentucky newspaper properties for approximately $24 million. The Bristol and Hickory acquisitions were funded with borrowings under an existing revolving credit facility (see Note 4), coupled with proceeds from the disposition of the Kentucky newspaper properties. Assuming the acquisitions had occurred at the beginning of the year, there would be no significant difference between actual and pro forma results of operations.

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

     In order to comply with the Federal Communications Commission's requirement that WTVR-TV be divested within one year of its January 1997 purchase date, in August 1997, the Company completed the exchange of WTVR-TV (Richmond, Virginia) for three other stations, WSAV-TV (Savannah, Georgia), WJTV-TV (Jackson, Mississippi) and WHLT-TV (Hattiesburg, Mississippi). The new stations' results of operations have been included in the Company's operations beginning with the exchange date.

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

     In December 1999, the Company announced an agreement to acquire Spartan Communications for approximately $605 million. Spartan owns and operates 12 network-affiliated stations and one UPN affiliate under a local marketing agreement. This transaction is expected to close early in the second quarter of 2000. The acquisition will be included in the Company's results of operations from the date of acquisition.

Note 3:  Investments in Unconsolidated Affiliates

     In June 1999, the Company sold 20% of the outstanding common stock of Denver Newspapers, Inc. (DNI), the parent company of the Denver Post (a Colorado daily newspaper), to MediaNews, Inc., for $39 million, resulting in a $19 million after-tax gain. Subsequently, DNI's name was changed to The Denver Post Corporation (Denver). The Company still retains 20% ownership of the common stock of Denver and, for the three year period ending June 2002, will share in any realized appreciation in value of its previously owned 20% interest if that stock is sold to a third party or publicly offered. Additionally, the Company's preferred stock investment in Denver was redeemed in June 1999 for $34 million plus $19.2 million of accrued but unpaid dividends. The Company recognizes its share of Denver's net income applicable to common stockholders on a one month lag. In 1997, Denver's net sales totaled $224.8 million while gross profit was $111.3 million; net income was $19.4 million, of which $16.7 million was net income applicable to common stock. The Company's equity in Denver's 1997 net income amounted to $6.7 million.

     The Company also has a one-third partnership interest in SP Newsprint Company (SPNC), formerly Southeast Paper Manufacturing Company, a domestic newsprint manufacturer which also pays licensing fees to the Company. In November 1999, SPNC acquired Smurfit Newsprint Corporation's Newberg, Oregon mill. Summarized financial information for the Company's investment in SPNC accounted for by the equity method follows:

SP Newsprint Company:

(In thousands)                                                                   1999            1998
---------------------------------------------------------------------------------------------------------
Current assets                                                             $      97,823    $      79,434
Noncurrent assets                                                                487,859          294,628
Current liabilities                                                               52,336           66,946
Noncurrent liabilities                                                           301,393           74,765
---------------------------------------------------------------------------------------------------------

(In thousands)                                                 1999              1998            1997
---------------------------------------------------------------------------------------------------------
Net sales                                                $     258,225     $     255,248    $     246,468
Gross profit                                                    45,092            66,945           56,183
Net income                                                      19,701            38,493           25,002
Company's equity in net income                                   6,567            12,831            8,334
---------------------------------------------------------------------------------------------------------

Other:

     Retained earnings of the Company at December 26, 1999, included $23.9 million related to undistributed earnings of unconsolidated affiliates. During 1999, the Company invested approximately $2.5 million for a 7.14% ownership interest in AdOne, L.L.P., a national online database of classified advertising, which is being accounted for under the equity method.


Note 4:  Long-Term Debt and Other Financial Instruments

     Long-term debt at December 26, 1999, and December 27, 1998, was as follows:

(In thousands)                                                                     1999               1998
--------------------------------------------------------------------------------------------------------------
Revolving credit facility                                                     $          --    $       850,000
8.62% senior notes due annually from 2000 to 2002                                    39,000             52,000
7.125% revenue bonds due 2022                                                        20,000             20,000
Bank lines                                                                               --              5,000
Capitalized leases                                                                      838              1,101
Less: current maturity of long-term debt                                            (13,000)                --
                                                                              -------------    ---------------
Long-term debt                                                                $      46,838    $       928,101
==============================================================================================================

     In December 1996, the Company entered into a seven-year revolving credit facility committing a syndicate of banks to lend the Company up to $1.2 billion. This facility has mandatory commitment reductions of 25% at the end of 2001 and 2002. Interest rates under the facility are typically based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from .225% to .75%, based on the Company's debt to cash flow ratio (leverage ratio), as defined. Under this facility, the Company pays commitment fees (.10% at December 26, 1999) on the unused portion of the facility at a rate based on its leverage ratio. In October 1999, the Company used proceeds from the sale of its cable operations (see Note 2) to repay all amounts outstanding under its revolving credit agreements. The associated interest rate swap agreements covering $725 million of that debt, representing all of the Company's swap agreements, were terminated as well, resulting in an extraordinary charge of $1.3 million ($0.05 per share, both basic and assuming dilution), net of a $.8 million tax benefit.

     In 1992, the Company issued $20 million of New Jersey Economic Development Authority tax-exempt revenue bonds. The bonds are secured by a letter of credit, under which the Company pays an annual fee equal to .125% plus a margin (.30% at December 26, 1999) based on the Company's leverage ratio. The bonds contain certain optional and mandatory redemption provisions, and the bond proceeds were restricted for capital expenditures related to the Company's Garden State Paper newsprint operations in New Jersey.

     The Company's debt covenants contain a minimum net worth requirement ($405.5 million at December 26, 1999), and require the maintenance of an interest coverage ratio and a leverage ratio, as defined. Long-term debt maturities during the five years subsequent to December 26, 1999, aggregating $39.8 million, are as follows: 2000 - $13 million; 2001 - $13.3 million; 2002 - $13.2 million; 2003 - $.2 million; 2004 - $.1 million.

     At December 27, 1998, the Company had borrowings of $5 million from bank lines and $13 million of senior notes due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 5.04% at December 27, 1998.

     In June 1998 Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued; it is effective for fiscal years beginning after June 15, 2000, under the provisions of its amendment, SFAS No. 137, Deferral of the Effective Date of FASB Statement No. 133. When adopted by the Company, any derivatives that the Company then had would be recognized on the balance sheet at fair value. Derivatives that were not hedges would be adjusted to fair value through income. If a derivative was a hedge, depending upon the nature of the hedge, a change in its fair value would either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item was recognized in earnings.

     The table below includes information about the carrying values and estimated fair values of the Company's financial instruments:

(In thousands)                                                1999                        1998
------------------------------------------------------------------------------------------------------
                                                     Carrying       Fair        Carrying        Fair
                                                     Amounts       Value         Amounts        Value
------------------------------------------------------------------------------------------------------
Assets:
  Investment in Denver Preferred Stock (Note 3)     $     ---    $     ---     $  52,702     $  53,953
  Investment in Hoover's, Inc.                         19,378       19,378         4,567         7,120
  Investment in ReacTV                                  1,270        1,270           ---           ---
Liabilities:
  Long-term debt:
     Revolving credit facility                            ---          ---       850,000       850,000
     8.62% senior notes                                39,000       39,696        52,000        54,057
     7.125% revenue bonds                              20,000       21,023        20,000        22,287
     Bank lines                                           ---          ---         5,000         5,000
  Interest rate swap agreements                           ---          ---           ---        26,784
------------------------------------------------------------------------------------------------------

     In 1998, the fair value of the Company's investment in Denver Preferred Stock, which was not publicly traded, was estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investment. In July 1999, Hoover's sold stock to the public and began trading on the NASDAQ stock exchange resulting in a readily determinable value of its stock. Under the provisions of SFAS No. 115, Accounting For Certain Investments in Debt and Equity Securities, the Company's investment in Hoover's was classified as available-for-sale and carried at fair value, with unrealized gains, net of tax, reported as a separate component of stockholders' equity. In 1998, the fair value of the Company's investment in Hoover's, which was not publicly traded at that time, was based on prices recently paid for shares of the company. The Company's investment in ReacTV approximates its fair value. In 1998, the fair values of the interest rate swaps were based on the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company's long-term debt were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. In 1998, the borrowings under the Company's revolving credit facility and bank lines approximated their fair value.

Note 5:  Business Segments

     The Company, located primarily in the southeastern United States, is a diversified communications company which has three business segments:
Publishing, Broadcast Television and Newsprint. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 21 daily newspapers and nearly 100 weekly newspapers and other publications, its online financial data service, the Company's 20% interest in Denver, as well as the Company's 7% interest in AdOne. The Broadcast Television Segment consists of 13 network-affiliated broadcast television stations and a provider of equipment and studio design services. A wholly owned mill, as well as the Company's 33% interest in SP Newsprint Company, comprise the Newsprint Segment which produces recycled newsprint for sale primarily to publishers. In October 1999 the Company sold its Cable Television Segment (see Note 2).

     Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of the excess of cost over fair value of net identifiable assets, as well as FCC licenses and other intangibles, is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Investments in the Denver Post Corporation, AdOne and SP Newsprint Company are included in corporate assets although the equity income is included in the applicable Publishing or Newsprint Segment. Intercompany sales are accounted for at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

                                                                       Broadcast
(In thousands)                                         Publishing      Television      Newsprint         Total
----------------------------------------------------------------------------------------------------------------
1999
Consolidated revenues *                                $  524,017      $  168,885      $ 102,506      $  795,408
                                                       =========================================================
Segment operating cash flow                            $  174,929      $   47,854      $  (6,223)     $  216,560
Allocated amounts:
   Equity in net income of
     unconsolidated affiliates                               (673)                         6,567           5,894
   License fees from unconsolidated affiliate                                                529             529
   Depreciation and amortization                          (24,617)        (10,542)        (7,079)        (42,238)
                                                       ---------------------------------------------------------
     Segment profit                                    $  149,639      $   37,312      $  (6,206)        180,745
                                                       ==========================================
Unallocated amounts:
   Interest expense                                                                                      (46,554)
   Acquisition intangible amortization                                                                   (33,934)
   Corporate expenses                                                                                    (29,932)
   Gain on sale of Denver Newspapers, Inc.
     common stock                                                                                         30,983
   Other                                                                                                  14,102
                                                                                                      ----------
     Consolidated income from continuing operations
       before taxes and extraordinary item                                                            $  115,410
                                                                                                      ==========
Segment assets                                         $  788,625      $  670,612      $  91,272      $1,550,509
Corporate assets                                                                                         789,865
                                                                                                      ----------
   Consolidated assets                                                                                $2,340,374
                                                                                                      ==========
Segment capital expenditures                           $   12,570      $   14,389      $  10,779      $   37,738
Discontinued Cable capital expenditures                                                                   20,123
Corporate capital expenditures                                                                             2,968
                                                                                                      ----------
   Consolidated capital expenditures                                                                  $   60,829
                                                                                                      ==========
----------------------------------------------------------------------------------------------------------------
1998
Consolidated revenues *                                $  517,880      $  170,797      $ 128,259      $  816,936
                                                       =========================================================
Segment operating cash flow                            $  155,452      $   51,318      $  18,825      $  225,595
Allocated amounts:
   Equity in net income of
     unconsolidated affiliates                              3,226                         12,831          16,057
   License fees from unconsolidated affiliate                                                944             944
   Depreciation and amortization                          (23,627)         (9,311)        (6,734)        (39,672)
                                                       ---------------------------------------------------------
     Segment profit                                    $  135,051      $   42,007      $  25,866         202,924
                                                       =========================================
Unallocated amounts:
   Interest expense                                                                                      (62,584)
   Acquisition intangible amortization                                                                   (34,111)
   Corporate expenses                                                                                    (24,462)
   Other                                                                                                   2,152
                                                                                                       ---------
     Consolidated income from continuing
       operations before taxes                                                                        $   83,919
                                                                                                      ==========
Segment assets                                         $  809,803      $  691,787      $  86,717      $1,588,307
Discontinued Cable assets                                                                                129,820
Corporate assets                                                                                         199,219
                                                                                                      ----------
   Consolidated assets                                                                                $1,917,346
                                                                                                      ==========
Segment capital expenditures                           $   11,534      $   10,061      $  10,043      $   31,638
Discontinued Cable capital expenditures                                                                   16,022
Corporate capital expenditures                                                                             1,820
                                                                                                      ----------
   Consolidated capital expenditures                                                                  $   49,480
                                                                                                      ==========

                                                                       Broadcast
(In thousands)                                         Publishing      Television      Newsprint        Total
----------------------------------------------------------------------------------------------------------------
1997
Consolidated revenues *                                $  485,594      $  156,315      $ 114,776      $  756,685
                                                       =========================================================
Segment operating cash flow                            $  139,357      $   49,099      $   2,734      $  191,190
Allocated amounts:
   Equity in net income of
     unconsolidated affiliates                              6,695                          8,334          15,029
   License fees from unconsolidated affiliate                                                720             720
   Depreciation and amortization                          (24,187)         (9,066)        (6,249)        (39,502)
                                                       ---------------------------------------------------------
     Segment profit                                    $  121,865      $   40,033      $   5,539         167,437
                                                       =========================================
Unallocated amounts:
   Interest expense                                                                                      (60,691)
   Acquisition intangible amortization                                                                   (30,965)
   Corporate expenses                                                                                    (19,701)
   Other                                                                                                   2,875
                                                                                                      ----------
     Consolidated income from continuing operations
       before taxes and extraordinary item                                                            $   58,955
                                                                                                      ==========
Segment assets                                         $  713,375      $  700,767      $  85,671      $1,499,813
Discontinued Cable assets                                                                                137,706
Corporate assets                                                                                         176,682
                                                                                                      ----------
   Consolidated assets                                                                                $1,814,201
                                                                                                      ==========
Segment capital expenditures                           $   10,417      $    9,203      $   7,920      $   27,540
Discontinued Cable capital expenditures                                                                   13,067
Corporate capital expenditures                                                                               992
                                                                                                      ----------
   Consolidated capital expenditures                                                                  $   41,599
                                                                                                      ==========
----------------------------------------------------------------------------------------------------------------

* Intercompany revenues are less than 1% of consolidated revenues and have been eliminated.

     The substantial increase in assets attributable to Corporate during 1999 is primarily due to short-term investments which are a direct result of the disposition of the Company's Cable operations.

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

     The Company's federal income tax returns through fiscal year 1996 have been examined by the Internal Revenue Service; tax returns for years prior to 1994 have been examined and closed. The Company has reached an agreement with respect to all adjustments proposed by the Internal Revenue Service in connection with its examination of the Company's returns for fiscal years 1994-96 and awaits a final determination. Various state tax returns are currently under examination by state tax authorities. The results of these examinations are not expected to be material to the Company's results of operations, financial position or cash flows.

     Significant components of income taxes from continuing operations are as follows:

(In thousands)                          1999          1998          1997
--------------------------------------------------------------------------
Current:
   Federal                           $  41,897     $  27,488     $  21,093
   State                                 5,931         6,209         3,962
                                     ---------     ---------     ---------
                                        47,828        33,697        25,055
                                     ---------     ---------     ---------
Deferred:
   Federal                              (2,150)       (2,836)       (1,450)
   State                                  (215)         (379)         (235)
                                     ---------     ---------     ---------
                                        (2,365)       (3,215)       (1,685)
                                     ---------     ---------     ---------
                                     $  45,463     $  30,482     $  23,370
==========================================================================

     Temporary differences which give rise to significant components of the Company's deferred tax liabilities and assets at December 26, 1999, and December 27, 1998, are as follows:

(In thousands)                                                                  1999          1998
----------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Difference between book and tax bases of intangible assets              $  155,770     $  155,386
   Tax over book depreciation                                                  88,508        117,505
   Other                                                                       17,414         17,743
                                                                           ----------     ----------
Total deferred tax liabilities                                                261,692        290,634
                                                                           ----------     ----------

Deferred tax assets:
   Employee benefits                                                          (36,918)       (39,469)
   Other                                                                      (15,542)       (17,377)
                                                                           ----------     ----------
Total deferred tax assets                                                     (52,460)       (56,846)
                                                                           ----------     ----------

Deferred tax liabilities, net                                                 209,232        233,788
Deferred tax assets included in other current assets                            8,205         11,180
                                                                           ----------     ----------
Deferred tax liabilities                                                   $  217,437     $  244,968
====================================================================================================

     Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)                                                      1999          1998          1997
------------------------------------------------------------------------------------------------------
Income taxes computed at federal statutory tax rate             $   40,393    $   29,371    $   20,635
Increase (reduction) in income taxes resulting from:
   State income taxes, net of federal income tax benefit             3,714         3,747         2,327
   Investment income - unconsolidated affiliates                      (397)       (2,622)       (3,557)
   Amortization of excess cost (goodwill)                            2,815         2,960         2,873
   Life insurance plans                                             (1,139)       (1,905)       (1,625)
   Other                                                                77        (1,069)        2,717
                                                                ----------    ----------    ----------
                                                                $   45,463    $   30,482    $   23,370
======================================================================================================

     Net of refunds, in 1999, 1998 and 1997, the Company paid income taxes of $52.1 million, $56.5 million and $29.4 million, respectively.

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

     Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units
(DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled as of the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. Expense recognized in 1999, 1998 and 1997 under the plan was $456,000, $550,000 and $550,000.

     Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan
(LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restriction and forfeiture provisions. In 1999, 72,200 shares were granted under terms of the plan. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. The pre-established performance targets were met for the 1997 award and the 89,000 shares outstanding under that award will have the restrictions lifted in the first quarter of 2000. The plan will continue until terminated by the Company.

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

     Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. At December 26, 1999, 25,644 shares granted in 1995 remain restricted under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

     Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 1999, 1998 and 1997 was $1.5 million, $1.0 million and $1.8 million, respectively.

     The Company entered into a stock redemption agreement in 1985, which was amended in 1988 and 1994, with the late D. Tennant Bryan, former Chairman Emeritus of the Company. In June 1999, the estate of D. Tennant Bryan exercised its option under the 1994 stock redemption agreement to sell to the Company 15% of Mr. Bryan's ownership in Media General Class A Stock at the time of his death. This exercise resulted in the Company's purchase of 326,897 shares from the estate, at a 10% discount from average stock price, for $13.6 million. Additionally, in December 1999, the Board of Directors authorized a program to repurchase up to $250 million of the Company's Class A common stock. As of December 26, 1999, 253,200 shares had been repurchased at a cost of $12.8 million; the program will continue in 2000.

     The following information is provided solely in connection with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. If the Company had elected to recognize compensation cost related to its stock options granted in 1999, 1998 and 1997 in accordance with the provisions of SFAS No. 123, earnings per share would have declined $0.05 ($0.07 assuming dilution), $0.05 ($0.04 assuming dilution) and $0.03 in 1999, 1998 and 1997, and pro forma net income (loss) and earnings (loss) per share would have been $880,052,000, $69,730,000 and ($11,452,000); and $33.20 ($32.73 assuming dilution), $2.62 ($2.59 assuming dilution) and ($0.43), respectively (per share amounts assuming dilution are identical unless otherwise indicated). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 4.72%, 5.61% and 6.54%; dividend yields of 1.31%, 1.45% and 1.57%; volatility factors of .293, .287 and
 .287; and an expected life of 8 years.

     A summary of the Company's stock option activity, and related information for the years ended December 26, 1999, December 27, 1998 and December 28, 1997 follows:

                                                      1999                         1998                       1997
                                          ----------------------------   ------------------------  -------------------------
                                                            Weighted-                   Weighted-                  Weighted-
                                                             Average                     Average                    Average
                                                             Exercise                    Exercise                   Exercise
Options                                      Shares           Price          Shares       Price        Shares         Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year                 1,056,203     $   28.96        1,049,097  $   26.68      1,066,722    $  25.59
Granted                                         136,000         47.91          122,000      46.38        144,500       31.44
Exercised                                      (197,726)        21.42         (112,560)     27.08       (131,024)      20.20
Forfeited                                        (7,704)        43.90           (2,334)      6.64        (31,101)      38.60
                                          -------------                  -------------             -------------
Outstanding-end of year                         986,773         32.96        1,056,203      28.96      1,049,097       26.68
                                          -------------                  -------------             -------------

Price range at end of year                $    2 to $48                  $    2 to $46             $    2 to $46
Price range for exercised shares          $    2 to $48                  $    2 to $46             $    2 to $32
Available for grant at end of year              467,100                        603,100                   725,100
Exercisable at end of year                      749,558                        799,388                   789,300
Weighted-average fair value of
   options granted during the year        $       17.82                  $       17.68             $       12.47
----------------------------------------------------------------------------------------------------------------------------

     The following table summarizes information about stock options outstanding at December 26, 1999:

                                Options Outstanding                                             Options Exercisable
----------------------------------------------------------------------------------        ---------------------------------
      Range of                             Weighted-Average
      Exercise             Number              Remaining          Weighted-Average          Number         Weighted-Average
       Prices            Outstanding       Contractual Life        Exercise Price         Exercisable       Exercise Price
---------------------------------------------------------------------------------------------------------------------------
    $       2.50             13,100                 *                 $   2.50                13,100           $    2.50
           15.75             10,000                **                    15.75                10,000               15.75
     18.81-20.19            171,600            2 years                   19.35               171,600               19.35
     27.63-31.81            422,805            6 years                   29.93               380,719               29.77
     32.50-47.91            369,268               ***                    44.31               174,139               40.92
                          ---------                                                        ---------
      2.50-47.91            986,773                                      32.96               749,558               29.31
                          =========                                                        =========

(*)   Exercisable during lifetime of optionee
(**) Exercisable during the continued employment of the optionee and for a three-year period thereafter
(***) Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 122,000 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of eight years and 136,000 options which were issued on 1/28/99 for $47.91 with a remaining contractual life of nine years

Note 8:  Retirement Plans

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

     The assumptions used in the measurement of the Company's benefit obligation are shown as follows:

Weighted-average assumptions                                           Pension Benefits                       Other Benefits
                                                                   --------------------------             ----------------------
at end of year                                                        1999            1998                  1999           1998
--------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                         7.75%           6.75%                  7.75%         6.75%
Expected return on plan assets                                       10.50           10.50                     --            --
Rate of compensation increase                                         4.75            3.75                   4.75          3.75

     For measurement purposes, an 8.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually each year to a rate of 4.25% for 2007 and remain at that level thereafter.

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

     The following table provides a reconciliation of the changes in the non-union Plans' benefit obligations and fair value of assets over the periods ended December 26, 1999, and December 27, 1998, and a statement of the funded status at December 26, 1999, and December 27, 1998:

                                                                    Pension Benefits                       Other Benefits
                                                              ----------------------------        -----------------------------
(In thousands)                                                     1999            1998                  1999           1998
-------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                     $  220,157       $ 198,792          $    32,648       $    32,705
  Service cost                                                     7,618           6,469                  462               469
  Interest cost                                                   15,053          14,906                2,215             2,214
  Participant contributions                                          ---             ---                  279               290
  Actuarial (gain)/loss                                          (22,576)         11,042               (1,618)             (365)
  Curtailment                                                     (2,099)            ---                  ---               ---
  Benefit payments                                               (11,242)        (11,052)              (1,901)           (2,665)
                                                              ----------       ---------          -----------       -----------
     Benefit obligation at end of year                           206,911         220,157               32,085            32,648
                                                              ----------       ---------          -----------       -----------

Change in plan assets:
  Fair value of plan assets at beginning of year                 240,162         216,205                  ---               ---
  Actual return on plan assets                                     9,365          33,792                  ---               ---
  Employer contributions                                           1,286           1,217                  ---               ---
  Benefit payments                                               (11,242)        (11,052)                 ---               ---
                                                              ----------       ---------          -----------       -----------
     Fair value of plan assets at end of year                    239,571         240,162                  ---               ---
                                                              ----------       ---------          -----------       -----------

Funded status:

  Plan assets greater than/(less than) benefit
       obligation                                                 32,660          20,005              (32,085)          (32,648)
  Unrecognized transition asset                                   (1,012)         (1,718)                 ---               ---
  Unrecognized prior-service cost                                  2,786           5,509                  ---               ---
  Unrecognized actuarial (gain)/loss                             (60,614)        (51,744)               3,201             4,228
                                                              ----------       ---------          -----------       -----------
     Accrued benefit cost                                     $  (26,180)      $ (27,948)         $   (28,884)      $   (28,420)
===============================================================================================================================

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 1999, 1998 and 1997:

                                                          Pension Benefits                           Other Benefits
                                                   ------------------------------           -------------------------------
(In thousands)                                     1999         1998         1997           1999         1998          1997
---------------------------------------------------------------------------------------------------------------------------
Service cost                                    $  7,618     $   6,469    $   5,767     $     462    $     469     $    569
Interest cost                                     15,053        14,906       14,323         2,215        2,214        2,438
Expected return on plan assets                   (21,221)      (19,285)     (17,679)          ---          ---          ---
Amortization of transition asset                    (706)         (499)        (499)          ---          ---          ---
Amortization of prior-service cost                   588           829          884           ---          ---          ---
Amortization of net (gain)/loss                      (53)            2         (261)          114          ---          124
Multi-employer plans expense                         621           589          678           ---          ---          ---
                                                --------     ---------    ---------     ---------    ---------     --------
    Net periodic benefit cost                   $  1,900     $   3,011    $   3,213     $   2,791    $   2,683     $  3,131
===========================================================================================================================

     The Company recorded a $1.8 million curtailment gain in 1999 as a result of the sale of its Cable operations, which was included in the gain on disposal of that segment.

     The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 26, 1999, and December 27, 1998, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding tables was $24.7 million and $21.1 million, respectively.

     Assumed health care cost rates have an effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)                                                                 1% Increase               1% Decrease
------------------------------------------------------------------------------------------------------------------------
     Effect on total of service and interest cost components of
       net periodic postretirement health care benefit cost                     $      95                 $     (88)

     Effect on the health care component of the accumulated
       postretirement benefit obligation                                            1,325                    (1,226)

     The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of participant contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $5.5 million, $5.0 million and $4.5 million in 1999, 1998 and 1997, respectively.

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

     Excess of cost over fair value of net identifiable assets of acquired businesses through 1970 (approximately $32 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. FCC licenses and other intangibles are being amortized by the straight-line method over periods ranging from 3 to 40 years. Amortization of the excess of cost over fair value of net identifiable assets of acquired businesses and FCC licenses and other intangibles was $34.1 million, $34.3 million and $31.1 million in 1999, 1998 and 1997, respectively.

     The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, to determine whether there are any impairment losses. If indicators of impairment are present in long-lived assets used in operations, and future cash flows are not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified.

Interest

     In 1999, 1998 and 1997, the Company's interest expense from continuing operations was $46.6 million, $62.6 million and $60.7 million, respectively, which is net of $1.5 million of interest costs capitalized for 1997. Interest payments made during 1999, 1998 and 1997, net of amounts capitalized, were $50.9 million, $65.3 million and $62.2 million, respectively. In 1999, the Company earned interest income of $9.4 million on investments primarily in prime-rated commercial paper. This amount is included in Other, net on the Consolidated Statements of Operations.

Cash, cash equivalents and short-term investments

     Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

Derivatives

     From time to time the Company enters into interest rate swap agreements, which are not held for trading purposes, to manage interest cost and risk associated with variable interest rates. The Company uses the accrual method to account for all interest rate swap agreements. Realized gains or losses on termination of interest rate swaps, where the underlying debt has not been terminated, are deferred and amortized over their remaining original terms as an adjustment to interest expense. Amounts which are due to or from interest rate swap counterparties are recorded as an adjustment to interest expense in the periods in which they accrue.

Inventories

     Inventories, principally raw materials, are valued at the lower of cost or market. The cost of raw material used in the production of newsprint is determined on the basis of average cost. The cost of newsprint inventories is determined on the first-in, first-out method.

Other current assets

     Other current assets included program rights of $13.6 million and $12.6 million at December 26, 1999, and December 27, 1998, respectively.

Accrued expenses and other liabilities

     Accrued expenses and other liabilities consisted of the following:


(In thousands)                           1999                   1998
--------------------------------------------------------------------
Payroll                              $      15,355        $   21,577
Program rights                              12,839            20,317
Unearned revenue                            14,566            19,691
Other                                       32,430            44,462
                                     -------------         ---------
     Total                           $      75,190        $  106,047
====================================================================

Lease obligations

     The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $15.6 million in 1999, $14.2 million in 1998 and $12.3 million in 1997. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2000 - $10.5 million; 2001 - $9.1 million; 2002 - $8.5 million; 2003 - $4.9 million; 2004 - $3.8 million; subsequent years - $11.4 million.

Concentrations of credit risk

     Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the eastern United States. The Company's trade receivables result primarily from its publishing, broadcast television and newsprint operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Comprehensive Income

     In 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This statement requires presentation of comprehensive income and its components in the financial statements (see Consolidated Statements of Stockholders' Equity). The Company's comprehensive income consists of net income and unrealized gains and losses on certain investments in equity securities.

Earnings per share

     The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations before extraordinary item, as presented in the Consolidated Statements of Operations.

(In thousands, except                    1999                                1998                                1997
                         ------------------------------------- ----------------------------------- ---------------------------------
 per share amounts)         Income        Shares     Per-Share   Income       Shares     Per-Share  Income       Shares    Per-Share
                          (Numerator)  (Denominator)  Amount   (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount
                          ----------    -----------   ------    ---------   -----------   ------   ---------   -----------  --------
Basic EPS
Income from continuing
   operations available
   to common stock-
   holders before
   extraordinary item      $   69,947       26,506    $  2.64  $   53,437         26,579   $ 2.01  $  35,585      26,353   $   1.35
                                                      =======                              ======                          ========
Effect of Dilutive
   Securities
Stock options                                  253                                   245                             169
Restricted stock
   and other                      (34)         126                    (17)            90                 (37)        172
                           ----------   ----------             ----------     ----------           ---------    --------

Diluted EPS
Income from continuing
   operations available
   to common stock-
   holders plus assumed
   conversions before
     extraordinary item    $   69,913       26,885    $  2.60  $   53,420         26,914   $ 1.98  $  35,548      26,694   $   1.33
                           ==================================  ==================================  ================================

Commitments and contingencies

     Over the next six years the Company is committed to purchase approximately $31.1 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation. Additionally, the Company had commitments outstanding, at December 26, 1999, for capital expenditures under purchase orders and contracts of approximately $8.9 million.

     During 1997 and 1998, the Company entered into lease agreements whereby the owner would construct and own real estate facilities at a cost of up to $100 million and lease the facilities to the Company for a term of up to 5 years. The Company occupied a portion of the facilities in the second quarter of 1998, and will occupy the remaining portion by the second quarter of 2000. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (88%) of the owner's cost. Such cost approximated $86.9 million at December 26, 1999.

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

January 25, 2000



J. Stewart Bryan III                         Marshall N. Morton
Chairman, President and Chief                Senior Vice President and Chief
Executive Officer                            Financial Officer

--------------------------------------------------------------------------------

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders,
Media General, Inc.

     We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 26, 1999, and December 27, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 26, 1999, and December 27, 1998, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 26, 1999, in conformity with accounting principles generally accepted in the United States.

January 25, 2000
Richmond, Virginia                                            Ernst & Young LLP

         MEDIA GENERAL, INC., FINANCIAL REVIEW AND MANAGEMENT ANALYSIS

         This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

         The past three years have been marked by transition as the Company advanced its mission of becoming a leading provider of high-quality news, information and entertainment services in the Southeast. This initiative was accomplished in part through strategic acquisitions and dispositions; however, the Company continues to strengthen its regional presence through growth and expansion of its existing businesses in their current markets, as well as by entering into beneficial strategic alliances.

         Since 1997, the Company has engaged in a series of acquisitions, exchanges, investments and dispositions which have significantly increased its penetration of southeastern households through the Company's chosen media of newspapers, broadcast television and, more recently, the Internet. The growth of the Company's southeastern presence was punctuated with the following events:

 .    January 1997, purchase of Park Communications, Inc. (Park), which was followed by the subsequent sale of several non-southeastern Park properties acquired in the transaction.
 .    February 1997, purchase of the Potomac News (Woodbridge, VA).
 .    April 1997, purchase of The Reidsville Review (Reidsville, NC) and The
     Messenger (Madison, NC).
 .    August 1997, exchange of WTVR-TV (Richmond, VA), due to a Federal
     Communications Commission regulation, for WSAV-TV (Savannah, GA), WJTV-TV (Jackson, MS) and WHLT-TV (Hattiesburg, MS).
 .    September 1997, initial investment in Hoover's, Inc., a leading provider of online financial information.
 .    January 1998, purchase of the Bristol Herald Courier (Bristol, VA).
 .    June 1998, sale of the Company's Kentucky newspaper properties.
 .    July 1998, purchase of the Hickory Daily Record (Hickory, NC).
 .    March 1999, additional investment in Hoover's, Inc.
 .    May 1999, sale of WHOA-TV (Montgomery, AL).
 .    June 1999, sale of 20% of the common stock of Denver Newspapers, Inc.
     (Denver), resulting in a $19 million after-tax gain.
 .    August 1999, investment in AdOne, L.L.P., the leading online database of classified advertising.
 .    October 1999, investment in ReacTV, an online service which features daily postings of television newscasts linked to additional related news content.
 .    October 1999, disposition of the Cable Segment, resulting in a $799 million after-tax gain.
 .    December 1999, announced a program to repurchase up to $250 million of the
     Company's Class A common stock.
 .    December 1999, announced agreement to acquire Spartan Communications, Inc.
     (Spartan) which is expected to close early in the second quarter of 2000.

         The aforementioned transactions culminated in the Company's ownership of 21 daily and nearly 100 weeklies and other periodicals, as well as, upon the completion of the Spartan acquisition, ultimate ownership or operation of 26 (21 southeastern) television stations.

         The Company's decision to sell its Cable Segment was influenced by the rapidly moving trend toward consolidation within this specialized industry. The sale of the Cable Segment, for approximately $1.4 billion in cash, resulted in a gain of $799 million (net of income taxes of $510) which is subject to resolution with the buyer of certain post-closing adjustments relating to working capital and income tax matters. It is expected these post-closing items will be resolved during the second quarter and could result in a small additional gain for the Company.

          The Cable sale allows the Company to focus its resources specifically on those media segments, namely newspapers and broadcast television, where the Company has achieved critical mass in the Southeast, as well as on the Internet, where geographical distinctions are not as critical.

The purchase of Spartan, with its concentration of stations in the Southeast, will be the first step. While the non-cash amortization associated with the acquisition will initially lower net income, all of Spartan's 13 television stations are ranked either number one or two in their markets and because of their rankings, reputations and strong management, should immediately produce strong cash flow for the Company. Additionally, the Company believes its stock is trading at a discount to its true value and has initiated a program to repurchase up to $250 million of the Company's Class A common stock. This program will result in several million shares being repurchased and will temper the effect of acquisitions on earnings per share. The Company continues to evaluate opportunities to further its southeastern strategy.

RESULTS OF OPERATIONS

         1999's results were heavily impacted by the one-time $799 million after-tax gain resulting from the sale of the Company's Cable Segment, as well as the $19 million after-tax gain generated from the sale of 20% of the common stock of Denver. Additionally, the Company incurred a $1.3 million after-tax extraordinary charge representing costs associated with the early redemption of debt. Inclusive of these unique and nonrecurring items, net income for 1999 was $881.3 ($33.25 per share, or $32.78 per share - assuming dilution). For the year, income from continuing operations was $69.9 million ($2.64 per share, or $2.60 per share - assuming dilution) compared with $53.4 million ($2.01 per share, or $1.98 per share - assuming dilution) in 1998. This 31% increase was fully attributable to the Denver gain. Absent this gain, a profit reversal (from a profit of $26 million to a loss of $6 million) in the Newsprint Segment and, to a much lesser degree, an 11% decrease in Broadcast Segment profits were only partially offset by the combination of a solid year-over-year performance within the Publishing Segment (up 11%), a 26% decline in interest expense due to decreased debt, and $9.4 million of interest income attributable to the investment of proceeds from the Cable Segment sale.

         Excluding an extraordinary item in 1997, net income increased from $52.5 million ($1.99 per share, or $1.97 per share - assuming dilution) in 1997 to $70.9 million ($2.67 per share, or $2.63 per share - assuming dilution) in 1998. The $63 million extraordinary charge, net of an income tax benefit of $38.6 million, related to the redemption of Park's high coupon debt. The $18.4 million (35%) increase in net income was primarily due to robust Newsprint Segment profits which rose to more than four times their 1997 level, combined with solid contributions from the Publishing Segment which posted an 11% year-over-year profit improvement. Partially offsetting the segment operating income growth was a moderate increase in intangible amortization expense, a result of the Bristol and Hickory acquisitions mentioned in the foregoing list, and in Corporate expense, due to personnel and other costs related to the implementation of new company-wide financial, benefit plan and human resource information systems. The significant growth of the Company over the past several years and the need for better information has occasioned these infrastructure investments.

Publishing

         Excluding investment income from unconsolidated affiliates, operating income for the Publishing Segment increased $18.5 million (14%) in 1999 over the comparable 1998 amount; $3.5 million of this increase was directly attributable to acquisitions and dispositions occurring in those years. Excluding acquisitions and dispositions, this robust performance was driven by an $11.8 million increase in revenues combined with a $3.2 million decrease in operating expenses. The following three-year chart illustrates a strong increase in general advertising and classified advertising revenues (both led by the automotive category), which more than offset lackluster retail advertising revenues (down in the grocery and department store categories in 1999).

                       Advertising Revenues by Category

        (in millions)
       -------------------------------------------------
           Retail            Classified        General
--------------------------------------------------------
  1999      196                 174              32
--------------------------------------------------------
  1998      201                 166              25
--------------------------------------------------------
  1997      184                 152              23
--------------------------------------------------------

        Newsprint expense decreased 14% in 1999 from the prior year as a result of lower cost per ton, but was partially offset by a 2% increase in employee compensation and benefits expense due to enhanced employee benefit offerings.

         In June 1999, the Company completed the sale of 20% of the outstanding common stock of Denver Newspapers, Inc.; the Company retained a 20% ownership in the common stock of Denver. Investment income earned from that affiliate decreased $3.6 million (from income of $3.2 million in 1998 to a loss of $.4 million in 1999). These comparisons reflect the Company's 40% ownership in 1998, versus its 20% ownership beginning June 30, 1999. The reduced income was primarily attributable to increased circulation, production and newsprint expense, which were only partially mitigated by a rise in both circulation and advertising revenues, all the result of circulation gains in the intensely competitive Colorado market.

         Excluding investment income from unconsolidated affiliates, operating income for the Publishing Segment increased $16.6 million (14%) in 1998 over the comparable 1997 amount; $4.6 million of this increase was directly attributable to acquisitions and dispositions occurring in those years. Excluding acquisitions and dispositions, this good performance increase resulted from a $22 million rise in revenues, partially offset by a $10 million increase in operating expenses. This year-over-year revenue gain was the result of a strong performance in classified advertising (led by the employment category) and retail advertising (driven by preprints), as illustrated in the preceding chart. Approximately half of the higher expense level was attributable to a 6.2% rise in newsprint expense due to higher newsprint prices; other contributing factors included a rise in marketing and promotion cost, an increase in facilities expense, and increased cost associated with new niche products.

         Income earned from Denver decreased $3.5 million in 1998 from 1997. This reduced income was primarily attributable to increased newsprint costs, principally due to higher prices. Additionally, increased advertising and circulation revenues only partially offset the associated rise in promotion and circulation expense in the extremely competitive Colorado market.

Broadcast Television

         Broadcast operating income decreased $4.7 million in 1999, down 11% from 1998. This decline was driven by a $1.9 million drop in revenues combined with a $2.8 million increase in operating expenses. Throughout the industry, advertising spending was severely hindered in 1999 by the lack of political activity and the absence of advertising associated with an Olympic year. The Company's largest station, WFLA in Tampa, bore the brunt of the impact from this lack of political spending, while simultaneously suffering from a generally weak national advertising market. WFLA's 23% decline in operating profits in 1999 more than accounted for the entire Segment's shortfall from the prior year's level. An overall increase in operating expense at the Company's remaining stations was more than offset by a corresponding rise in revenues produced by these stations. Higher 1999 expense levels ensued as a result of improved programming and higher employee compensation and benefits expense, as the Company continued to invest in its smaller stations in an effort to improve their audience shares. The Segment has begun to reap the benefits of its endeavors as average annual demographic ratings reflected increased audience share at seven of those stations. Excluding WFLA, the Company's remaining stations posted a combined 1% increase in operating profits despite the challenges posed by the combination of 1999 being an off-election and non-Olympic year.

         The following chart illustrates the revenues related to advertising time sales at the Company's only large-market station, WFLA in Tampa, and the smaller stations over the past three years. Local advertising steadily produced higher year-over-year revenues at all stations, as did national advertising at the smaller stations; however, WFLA continued to experience a depressed national market. Additionally, political advertising revenues clearly suffered in off-election years.

                   Broadcast Segment Advertising Time Sales

                    (in millions)
                           Local                 National                  Political
                   1999    1998    1997     1999    1998    1997      1999    1998   1997
                   ----    ----    ----     ----    ----    ----      ----    ----   ----
------------------------------------------------------------------------------------------
WFLA                35      32      31       20      25     30        ---      3      1
------------------------------------------------------------------------------------------
Smaller Stations    63      58      53       41      36     35          2      7      1
------------------------------------------------------------------------------------------

         Broadcast operating income rose $2 million in 1998, up 5% from 1997. This improved performance resulted from a $14.5 million revenue increase, partially offset by a $12.5 million increase in operating expenses. This year-over-year revenue gain was due to strong political advertising (resulting from election primaries and 1998 general elections, combined with local and national issue-oriented advertising), as well as to solid local advertising revenues (led by the automotive and fast food categories). These strong results more than offset weak national advertising revenues at WFLA in Tampa. The higher 1998 expense levels were anticipated as the Company initiated steps in 1997 to invigorate the performance of the stations acquired in that year. These steps included upgrading programming and equipment, increasing staff levels and competitively compensating personnel in conjunction with the repositioning and relaunching of all of these stations. As a result of these initiatives, programming costs increased 24%, reflecting higher costs of existing programming and purchases of additional syndicated programming, and employee compensation and benefits expense rose 9%.

Newsprint

         Excluding investment income from its unconsolidated affiliate, the Newsprint Segment produced an operating loss of $13.3 million in 1999, a sharp contrast to the $12.1 million operating profit posted in 1998. Virtually all of this negative profit swing was attributable to weak newsprint selling price which plagued the entire newsprint industry throughout 1999. Although the average realized selling price began to gradually rise in the second half of the current year, it still remained well below the 1998 level, as the following chart illustrates:

                          Garden State Paper Company
                        Average Newsprint Selling Price
        (Per ton)

                   Selling            Selling          Selling
 Month            Price 99           Price 98         Price 97
---------------------------------------------------------------
 January            510                 520              456
 February           496                 525              450
 March              470                 522              457
 April              446                 522              473
 May                433                 521              486
 June               422                 519              496
 July               408                 518              506
 August             411                 518              496
 September          417                 517              499
 October            420                 526              507
 November           434                 527              510
 December           444                 528              510


         Depressed newsprint revenues in 1999 resulted from a 15% drop in the average realized selling price per ton, combined with a 5% decrease in tons sold. Early year production difficulties at the Company's Garden State mill exacerbated the effect of weak selling prices. As newsprint has become more of a global commodity, the delicate balance between supply and demand is constantly challenged. Prior-year newsprint strikes in Canada, the financial crisis in Asia and increased production capacity in foreign countries all contributed to an excess supply of newsprint in 1999.

         The Company's income from its share of SP Newsprint Company (SPNC), formerly Southeast Paper Manufacturing Company, decreased $6.2 million in 1999 from $12.8 million to $6.6 million in the current year. Despite a 7% increase in tons sold, revenues declined 7% as a result of a $71 per ton decrease in SPNC's average realized selling price. In November 1999, SPNC acquired Smurfit Newsprint Corporation's Newberg, Oregon mill, which posted a $3.4 million loss during that portion of 1999 in which it was owned by SPNC. Despite reduced revenues at SPNC's Dublin mill and the loss incurred at the newly acquired Newberg mill, SP Newsprint remained profitable in 1999 as a result of increased production and sales volume together with an overall efficient production performance.

         Excluding investment income from its unconsolidated affiliate, Newsprint operating income rose $15.6 million in 1998, rebounding from a loss of $3.5 million in 1997 to income of $12.1 million in 1998. This profit turnaround was driven by a $13.5 million increase in revenues, coupled with a $2.1 million reduction in operating expenses. Improved revenues resulted from a 7% rise in the average realized selling price per ton, combined with a 4% increase in tons sold. While newsprint selling prices gradually rose over the course of 1997, they maintained a higher level throughout 1998 as depicted on the preceding graph. Production efficiencies facilitated reduced expense levels in 1998, including a 13% decline in energy expense (due to both a shift to purchasing natural gas in the competitively-priced open market as well as to a mild 1998 winter) and an 18% decrease in chemical expense.

         The Company's share of the operating results of SP Newsprint increased $4.5 million (54%) in 1998 from the comparable 1997 amount. SPNC's revenues rose 4.3% as a result of a 6.4% rise in the average realized selling price, which more than offset the effect of a 2.3% decrease in tons sold.

Interest Income and Expense

         Interest expense in 1999 decreased $16 million from 1998 due to a $230 million reduction in average debt outstanding. Immediately following the sale of the Cable Segment in October 1999, a portion of the proceeds was used to repay all amounts then outstanding under the Company's revolving credit agreements and to terminate the associated interest rate swaps. As has been the case in the past, from time to time the Company may employ such swaps and other derivative financial instruments as part of an overall risk management strategy. If used, the objective would be to manage specific risks and exposures, not to trade such instruments for profit or loss. Interest expense increased 3% in 1998 over 1997. The effective interest rate during each year was approximately 7%.

         In October 1999, the Company invested the remaining proceeds from the Cable sale of approximately $665 million in prime-rated commercial paper and earned interest income of $9.4 million on these investments.

Income Taxes

         The Company's effective tax rate on income from continuing operations was approximately 39%, 36%, and 40% in 1999, 1998, and 1997. The lower 1998 effective tax rate was principally due to a favorable settlement of a state tax examination.

LIQUIDITY

         Several unique and non-recurring events transpired during 1999 which afforded the Company unprecedented financial flexibility. Proceeds from the Cable Segment sale, the Denver common stock sale and the Denver preferred stock redemption, provided $1.5 billion in funds in 1999. In addition, operating activities generated $124.2 million. These combined cash inflows supplied the funds to repay all outstanding bank debt and terminate the associated interest rate swaps, to fund $60.8 million of capital expenditures, $22.7 million of stock repurchases, and $16 million of dividends. The remaining funds were more than adequate for the cash needs of the Company in 1999, resulting in cash equivalent investments of approximately $640 million at year end.

         The Company anticipates several significant cash outflows in 2000. Tax payments related to the Cable Segment sale of approximately $510 million will be made in March and April. Additionally, the pending acquisition of Spartan Communications for approximately $605 million is expected to close early in the second quarter. Finally, the stock repurchase program initiated in December will continue in 2000. At December 26, 1999, the Company had available $1.2 billion from its committed revolving credit facility which has commitment reductions totaling 25% by the end of 2001 and 2002, and expires in 2003. The Company anticipates that current investments, together with internally generated funds provided by operations and existing credit facilities, will be more than adequate to finance the aforementioned transactions, projected capital expenditures, dividends to stockholders, and working capital needs in 2000.

YEAR 2000

         The Company successfully prepared for the transition to the year 2000; no significant problems were encountered and total Year 2000 costs were not material.

OUTLOOK FOR 2000

         The new millennium is ripe with possibilities for the Company to intensify its southeastern focus as well as expand and grow its existing properties. The completion of the pending Spartan acquisition early in the second quarter of 2000 will add 13 television stations to the Broadcast Segment and significantly increase the Company's presence in southeastern households. The Broadcast Segment is positioned for a strong year; the hotly contested political races and upcoming Olympics should bolster WFLA's results and enhance the improved performance at the small to mid-market stations. The Publishing Segment should experience continued growth despite slightly higher newsprint prices. Although the Newsprint Segment is not expected to achieve the performance level of 1998, the combination of production efficiencies and the announcement of modest price increases should produce moderate improvement over 1999. To some degree, all of the Company's Segments either have been, or will be, affected by the Internet. While it is not yet clear exactly how e-commerce will ultimately shape our business, the Company continues to position itself to participate in this rapidly expanding online world.

                              *  *  *  *  *  *  *

         Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions, the Company's share repurchase program, the impact of the Internet and expectations regarding newsprint prices, advertising levels and broadcast ratings. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates" and similar statements, are made as of the date of this report and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

         Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company's results of operations and its financial condition.

Media General, Inc.
Quarterly Review
(In thousands, except per share amounts)

                                                   First                Second                Third               Fourth
                                                  Quarter               Quarter              Quarter              Quarter
------------------------------------------------------------------------------------------------------------------------------
1999
Revenues                                  $          191,811     $          199,554   $          191,879    $         212,164
Operating income                                      21,886                 30,194               25,577               32,709
Income from continuing operations
  before extraordinary item                            6,908                 11,964               25,628               25,447
Discontinued Cable operations                          4,398                  4,492                4,818              798,989
Extraordinary item                                       ---                    ---                  ---               (1,328)
Net income                                            11,306                 16,456               30,446              823,108
Income per share from continuing
  operations before extraordinary item                  0.26                   0.45                 0.97                 0.96
Income per share from continuing
  operations before extraordinary
    item - assuming dilution                            0.26                   0.44                 0.96                 0.95
Net income per share before extra-
  ordinary item                                         0.42                   0.62                 1.15                31.20
Net income per share before extra-
  ordinary item - assuming dilution                     0.42                   0.61                 1.14                30.77
------------------------------------------------------------------------------------------------------------------------------
Shares traded                                          1,840                  4,382                4,676                3,787
Stock price range                         $      44.50-53.50     $      44.31-59.50   $      46.13-53.94    $     46.75-55.75
Quarterly dividend paid                   $             0.15     $             0.15   $             0.15    $            0.15
------------------------------------------------------------------------------------------------------------------------------

1998
Revenues                                  $          196,034     $          211,519   $          197,172    $         212,211
Operating income                                      25,446                 36,446               26,243               37,155
Income from continuing operations                      8,923                 17,265               10,103               17,146
Discontinued Cable operations                          3,822                  4,276                4,352                4,987
Net income                                            12,745                 21,541               14,455               22,133
Income per share from continuing
  operations                                            0.34                   0.65                 0.38                 0.64
Income per share from continuing
  operations - assuming dilution                        0.33                   0.64                 0.37                 0.63
Net income per share                                    0.48                   0.81                 0.54                 0.83
Net income per share -
  assuming dilution                                     0.47                   0.80                 0.54                 0.82
------------------------------------------------------------------------------------------------------------------------------
Shares traded                                          3,030                  2,087                2,127                1,947
Stock price range                         $      40.94-50.50     $      43.75-52.50   $      40.50-52.00    $     33.88-50.63
Quarterly dividend paid                   $             0.14     $             0.14   $             0.14    $            0.14
------------------------------------------------------------------------------------------------------------------------------

 .    Media General, Inc., Class A common stock is listed on the American Stock
     Exchange under the symbol MEG.A. The approximate number of equity security holders of record at February 29, 2000, was: Class A common - 2,134, Class B common - 12.

 .    The Company sold its Cable Television operations in the fourth quarter 1999 and reported an after-tax gain of $799 million. The prior year has been restated to reflect the Cable operations as discontinued.

 .    Third quarter 1999 results include a $19 million after-tax gain on the sale of half the Company's common stock of Denver Newspapers, Inc.

 .    Fourth quarter 1999 results include an extraordinary item of $1.3 million
     ($0.05 per share), net of a tax benefit of $800 thousand, representing the cost associated with the termination of interest rate swaps.

Ten-Year Financial Summary
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

                                                         1999               1998               1997               1996
----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues                                   $     795,408      $     816,936      $     756,685      $     618,945
----------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                    $     881,316      $      70,874      $     (10,490)     $      70,498
Adjustments to reconcile to operating
cash flow:
   (Income) loss from discontinued Cable
      operations (a)                                       (13,978)           (17,437)           (16,925)           (12,454)
   Gain on sale of Cable operations (a)                   (798,719)                --                 --                 --
   Extraordinary item (b)                                    1,328                 --             63,000                 --
   Cumulative effect of changes in
      accounting principles (c)                                 --                 --                 --                 --
   Gain on sale of Denver Newspapers,
      Inc. common stock                                    (30,983)                --                 --                 --
   Gain on sale of Garden State
      Newspapers investment                                     --                 --                 --                 --
   Investment (income) loss-
      unconsolidated affiliates                             (9,067)           (22,193)           (21,037)           (27,188)
   Other, net                                              (11,548)               980             (1,270)            (1,381)
   Interest expense                                         46,554             62,584             60,691             14,308
   Income taxes                                             45,463             30,482             23,370             31,645
                                                     -------------      -------------      -------------      -------------
   Operating income (d)                                    110,366            125,290             97,339             75,428
   Depreciation and amortization                            79,520             75,789             72,184             38,744
                                                     -------------      -------------      -------------      -------------
   Operating cash flow                               $     189,886      $     201,079      $     169,523      $     114,172
===========================================================================================================================

Per Share Data: (a) (b) (c)
   Income (loss) from continuing operations          $        2.64      $        2.01      $        1.35      $        2.21
   Discontinued Cable operations                             30.66               0.66               0.64               0.47
   Extraordinary item                                        (0.05)                --              (2.39)                --
   Cumulative effect of changes in
      accounting principles                                     --                 --                 --                 --
                                                     -------------      -------------      -------------      -------------
   Net income (loss)                                 $       33.25      $        2.67      $       (0.40)     $        2.68
---------------------------------------------------------------------------------------------------------------------------

Per Share Data--assuming dilution: (a) (b) (c)
   Income (loss) from continuing operations          $        2.60      $        1.98      $        1.33      $        2.18
   Discontinued Cable operations                             30.23               0.65               0.64               0.47
   Extraordinary item                                        (0.05)                --              (2.37)                --
   Cumulative effect of changes in
      accounting principles                                     --                 --                 --                 --
                                                     -------------      -------------      -------------      -------------
   Net income (loss)                                 $       32.78      $        2.63      $       (0.40)     $        2.65
----------------------------------------------------------------------------------------------------------------------------

Other Financial Data:
   Total assets                                      $   2,340,374      $   1,917,346      $   1,814,201      $   1,025,484
   Working capital                                         167,546             29,129             34,716             13,373
   Capital expenditures                                     60,829             49,480             41,599             28,510
   Total debt                                               59,838            928,101            900,140            276,318
   Cash dividend per share                                    0.60               0.56               0.53               0.50
============================================================================================================================

(a) The Company sold its Cable Television operations in October 1999 and reported a gain of $798.7 million (net of income taxes of $509.8 million). All prior periods have been restated to show income from discontinued Cable operations (net of tax).

(b) In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in the January 1997 Park acquisition.

    1995                    1994                 1993                  1992                  1991                  1990
----------------------------------------------------------------------------------------------------------------------------
$    567,583            $    496,942         $     474,468         $     460,292         $     478,599         $    517,742
----------------------------------------------------------------------------------------------------------------------------

$     53,232            $    117,009         $      25,708         $      19,000         $     (62,091)        $     25,480



      (7,395)                 (8,389)               (9,154)               (4,935)                 (637)               3,196
          --                      --                    --                    --                    --                   --
          --                      --                    --                    --                    --                   --

          --                      --                    --                  (687)                   --                   --

          --                      --                    --                    --                    --                   --

          --                 (91,520)                   --                    --                    --                   --

     (19,034)                 (2,935)                  990                 4,926                75,640                1,303
      (5,204)                    857                  (835)               (6,131)               (2,659)                (814)
       5,502                   5,774                10,030                 5,649                 1,782                3,499
      23,782                  20,758                 7,578                 5,034                 9,072               20,230
------------            ------------         -------------         -------------         -------------         ------------
      50,883                  41,554                34,317                22,856                21,107               52,894
      34,070                  33,048                34,145                31,373                26,217               25,469
------------            ------------         -------------         -------------         -------------         ------------
$     84,953            $     74,602         $      68,462         $      54,229         $      47,324         $     78,363
============================================================================================================================


$       1.76            $       4.18         $        0.64         $        0.51         $       (2.42)        $       1.11
        0.28                    0.32                  0.35                  0.19                  0.02                (0.12)
          --                      --                    --                    --                    --                   --

          --                      --                    --                  0.03                    --                   --
------------            ------------         -------------         -------------         -------------         ------------
$       2.04            $       4.50         $        0.99         $        0.73         $       (2.40)        $       0.99
----------------------------------------------------------------------------------------------------------------------------


$       1.73            $       4.13         $        0.63         $        0.51         $       (2.42)        $       1.12
        0.28                    0.32                  0.35                  0.19                  0.02                (0.14)
          --                      --                    --                    --                    --                   --

          --                      --                    --                  0.03                    --                   --
------------            ------------         -------------         -------------         -------------         ------------
$       2.01            $       4.45         $        0.98         $        0.73         $       (2.40)        $       0.98
----------------------------------------------------------------------------------------------------------------------------


$  1,016,743            $    787,165         $     745,242         $     787,425         $     762,311         $    775,944
      22,938                  14,833                 9,551                 9,657                 3,668               21,333
      29,076                  56,919                32,837                92,319               115,383               73,686
     327,235                 173,144               262,550               321,487               277,428              235,266
        0.48                    0.44                  0.44                  0.44                  0.44                 0.44
============================================================================================================================

(c) Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share, basic and assuming dilution) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions and the adoption of Financial Accounting Standards No. 109, Accounting for Income Taxes which increased 1992 net income by $15.1 million ($0.58 per share, basic and assuming dilution), which represented the net decrease in the Company's deferred tax liability at that date.

 (d) Operating income in 1991 included pretax special charges of $11.3 million for early retirement program and newspaper merger costs.