Form 10-K405, Exhibit 13
period 2000-12-31
MEDIA GENERAL INC
filed 2001-03-23
CIK 216539

                                                                      Exhibit 13

         MEDIA GENERAL, INC., MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This discussion addresses the principal factors affecting the Company's operations during the past three years and should be read in conjunction with the financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

        Over the past several years, the Company has transformed itself into a leading provider of high-quality news, information and entertainment services in the Southeast through a series of strategically targeted acquisitions and dispositions. By concentrating its newspapers, television stations and online enterprises in the Southeast, the Company has positioned itself to take advantage of this region's economic growth while leveraging the power of multimedia. The Company continues to strengthen its regional presence through growth and expansion of its existing businesses in their current markets, as well as by entering into beneficial strategic alliances.

        In January 2001 the Company launched its Interactive Media Division which, as a new segment, will operate in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence by: delivering information and entertainment through the Company's existing Web sites, capitalizing on new online growth opportunities, and providing expanded choices for its advertisers, readers, viewers and users. The Internet represents a dynamic marketplace which will provide the Company with the medium to facilitate convergence by combining the strengths of all three of its divisions.

        The Company has engaged in a series of acquisitions, exchanges, investments and dispositions which have significantly increased its penetration of southeastern households through the Company's chosen media of newspapers, television stations and, most recently, interactive media. This transition began in October 1995 with the purchase of four daily newspapers and several weekly publications in Virginia from Worrell Enterprises, Inc. The expansion continued with the purchase of Park Communications, Inc., in January 1997, which was followed by the subsequent sale of several non-southeastern properties acquired in that transaction. In September of 1997, the Company made an initial investment in Hoover's, Inc., a leading provider of online financial information. Further expanding its reach and tightening its focus over the past three years, the Company's growing southeastern presence has been punctuated by the following events:

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

 .    August 1999, initial investment in AdOne, L.L.P., the leading online database of classified advertising.

 .    October 1999, disposition of its Cable operations, resulting in a $799 million after-tax gain; in June 2000, an additional $8.3 million after-tax gain was recognized due to certain post-closing adjustments related to the sale.

 .    March 2000, opening of a new fully digital, state-of-the-art multimedia center (the News Center) in Tampa bringing together WFLA-TV, The Tampa Tribune, and TBO.com.

 .    March 2000, purchase of Spartan Communications, Inc. (Spartan), which doubled the number of the Company's television stations from 13 to 26.

 .    April 2000, initial investment in iBlast, a company that will use a portion of the new digital broadcasting spectrum to send information directly to business and consumer PC devices.

 .    July 2000, initial investment in iPipe, a provider and distributor of top-rated content and advertising services for Web sites.

 .    July 2000, initial investment in KOZ.com, a company that creates commercial
     Web sites and provides the support systems that make them successful.

 .    July 2000, sale of a small daily newspaper in southeastern Virginia and in a tri-weekly northeastern North Carolina.

 .    August 2000, purchase of five daily and two weekly newspapers from Thomson
     Newspapers (Thomson) in South Carolina and Alabama.

 .    August 2000, disposition of Garden State Paper, resulting in a $13.8 million after-tax loss.

        The aforementioned transactions culminated in the Company's ownership of 25 daily newspapers and nearly 100 other publications, as well as 26 (21 southeastern) television stations. Additionally, the Company continues to cultivate and expand relationships with several innovative dot-com companies, having invested approximately $18 million over the past three years.

        In December 1999 the Company initiated a program to repurchase up to $250 million of its Class A common stock. Through December 2000, approximately
4.1 million shares had been repurchased at a cost of $204 million.

        The Company's decision to sell Garden State Paper (GSP) was influenced by the trend toward consolidation within the newsprint industry combined with the significant capital expenditures which would have been necessary at GSP to remain competitive in this industry. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million), which is subject to resolution with the buyer of certain post-closing income tax matters and other items. The transaction also included a seven-year, financial fixed-price newsprint swap agreement which the Company does not intend to retain. Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds.

        The Company's decision to sell its Cable operations in 1999 was propelled by the fast-moving trend toward consolidation within this specialized industry. The significant size gained by operators of multiple systems provides them with competitive advantages unavailable to single-system operators. The Company recorded a gain of $799 million (net of income taxes of $510 million) in 1999; in the second quarter of 2000, certain final post-closing adjustments related to this sale resulted in an additional gain of $8.3 million (net of income taxes of $3.6 million).

        The sales of GSP and the Cable operations allow the Company to focus its resources fully on those media segments, namely newspapers and television stations, where it has achieved critical mass in the Southeast, as well as on the Internet, where geographical distinctions are not as critical. The purchases of Spartan and certain Thomson newspapers, with their concentrations of television stations and newspapers in the Southeast, were natural progressions in the Company's southeastern evolution. The Company continues to evaluate opportunities to further its strategy in this thriving region.

RESULTS OF OPERATIONS

Net Income

        Results for both 2000 and 1999 were heavily influenced by several significant and non-recurring events, including the sales of Garden State Paper in 2000, the Cable operations in 1999, and 20% of the common stock of Denver in 1999. Additionally, 2000 included a fifty-third week of results as compared to fifty-two weeks in 1999 and 1998. Concurrent with the gain on sale of the Company's Cable operations was an extraordinary charge representing costs associated with the early redemption of debt. The accompanying chart facilitates a better understanding of the Company's year-over-year comparative performance excluding these unusual items on an after-tax basis. Inclusive of these unique items, net income for 2000 was $53.7 million ($2.22 per share assuming dilution).

(in millions)                                            2000        1999
                                                         ----        ----
Net income                                             $  53.7    $   881.3
Adjusted for:
  Gain on sale of Cable operations                         ---       (798.7)
  Extraordinary item (debt redemption)                     ---          1.3

  Gain on sale of Denver                                   ---        (18.9)
  (Income) loss from discontinued operations               4.3         (5.1)
  Loss on sale of Garden State Paper                      13.8         ---
  Gain on Cable sale - adjustment                         (8.3)        ---
                                                      --------    ---------
      Net income as adjusted                          $   63.5    $    59.9
                                                      ========    =========


        Excluding these unique items, net income rose 6% in 2000 over the prior year. This rise was principally due to a 77% increase in Broadcast operating profits, primarily attributable to the solid results (in large part due to Political advertising) posted by the newly acquired Spartan properties. Publishing Segment results were flat despite the acquisition of the Thomson properties. Strong Broadcast results more than offset a 55% rise in acquisition-related intangibles amortization expense, as well as a 19% increase in Corporate expense due to the expanded resources necessary to support the Company's broadened operations, as well as to an additional week of expenses in the current year. The significant growth of the Company over the past several years, combined with the need for more timely dissemination and retrieval of information have, in particular, necessitated these infrastructure investments. Earnings per share assuming dilution, excluding the items in the previous chart, increased 18% to $2.63 per share from $2.23 per share. This seemingly disproportionate percentage increase in EPS as compared to net income is primarily accounted for by the Company's stock repurchase program, which lowered average shares outstanding by 2.7 million shares, just over 10%.

        Comparative results for 1999 were also meaningfully influenced by the unusual items highlighted in the previous chart; net income was $881.3 million ($33.25 per share, or $32.78 per share - assuming dilution). Excluding these one-time items, net income rose 25% on the strength of a solid year-over-year performance within the Publishing Segment (up 11%), a 26% decline in interest expense due to decreased debt, and $9.4 million of interest income attributable to the investment of proceeds derived from the Cable sale. Together, these more than offset an 11% decrease in Broadcast Segment profits and a 50% decline in the Company's share of income from its investment in SP Newsprint Company (SPNC) as the average realized newsprint selling price declined $71 per ton. Earnings per share assuming dilution, excluding the previously discussed items, increased 25% from $1.78 per share to $2.23 per share, paralleling the rise in net income.

Publishing

        Operating income for the Publishing Segment remained relatively flat in 2000, decreasing less than $1 million from 1999. Excluding the recently acquired Thomson properties, which contributed $5.7 million of operating income in 2000, revenues increased $26.1 million but were more than offset by a $32.6 million rise in operating expenses. The accompanying chart illustrates improved revenues in all advertising categories over a three-year period, with the exception of lackluster retail advertising revenues in 1999 (due to reduced grocery and department store advertising). Classified revenues showed the largest increase on the strength of automotive advertising; General advertising was up due to strong telecommunications advertising in 2000 and robust automotive advertising in 1999. In recent years, Preprints (advertiser supplements inserted into a newspaper) have taken on a role of greater importance in newspaper advertising; to help illustrate this distinction, Preprint revenues have been differentiated from ROP (Run-of-Press) revenues in the accompanying chart.

                              Publishing Segment
                       Advertising Revenues by Category

                Retail   Classified  General
2000 ROP         149.4      187.1      32.1
Preprints         59.6        3.5       6.1
1999 ROP         141.4      171.4      26.6
Preprints         54.7        2.3       5.7
1998 ROP         149.2      164.5      19.7
Preprints         51.4        1.8       5.5

        Excluding the Thomson properties, Publishing Segment operating expenses rose significantly due to a combination of factors. Employee compensation and benefit expense increased $12.6 million in 2000 as a result of salary increases combined with staffing new positions principally for online operations. Newsprint expense rose $5.4 million due to increased consumption, coupled with higher average cost per ton. Finally, other operating costs were up due to higher circulation, marketing and promotion, and occupancy costs. The Tampa Tribune incurred additional expense and rental costs related to moving its newsroom to the News Center, which also houses WFLA-TV and the Company's area online presence, TBO.com.

        Operating income for the Publishing Segment increased $14.6 million (11%) in 1999 over the comparable 1998 amount; $3.5 million of this increase was contributed by properties acquired or disposed of in those years. Excluding acquisitions and dispositions, this robust performance was driven by an $11.8 million rise in revenues combined with a $3.2 million decrease in operating expenses. This year-over-year revenue gain was the result of a strong performance in classified and general advertising (both led by the automotive category), which more than offset soft retail advertising revenues (down in the grocery and department store categories) as illustrated in the chart. Newsprint expense decreased 14% in

1999 from the prior year as a result of lower cost per ton, but was partially offset by a 2% increase in employee compensation and benefits expense due to enhanced employee benefit offerings.

     In June 1999 the Company completed the sale of 20% of the outstanding common stock of Denver Newspapers, Inc.; the Company retained a 20% ownership in the common stock of Denver. Investment income earned from that affiliate fell from a $3.2 million profit in 1998 to a $.4 million loss in 1999 and slid further to a $.9 million loss in 2000. These comparisons reflect the Company's 40% ownership in 1998, versus its 20% ownership beginning June 30, 1999. This pattern of reduced income was primarily attributable to increased circulation and newsprint expenses, which were only partially mitigated by a rise in advertising revenues; increased expenses resulted from higher average newsprint cost combined with elevated circulation expense in the intensely competitive Colorado market. Effective in January 2001, The Denver Post and the Denver Rocky Mountain News entered into a joint-operating agreement under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. This arrangement should be beneficial to both newspapers and return The Denver Post to profitability in 2001.

Broadcast

     Broadcast operating income rose $28.6 million in 2000; $25 million of this increase was due to the addition in the second quarter of the Spartan properties. Excluding Spartan, revenues rose a solid $13.9 million, while operating expenses increased $10.3 million. The accompanying chart illustrates improved time sales in all advertising categories, with the exception of political advertising during 1999's off-election year. In 2000, Political advertising posted a very strong year-over-year revenue increase as a result of the hotly contested presidential and congressional elections; National revenues rose on the strength of the automotive advertising category; and Local advertising improved due to vigor in the telecommunications and services categories. Excluding Spartan, the small to mid-size stations posted nearly 50% of this total advertising revenue increase in 2000, while the Company's largest station, WFLA in Tampa, was responsible for the remainder.

                               Broadcast Segment
                      Advertising Time Sales by Category

                                          Local        National      Political
2000 Media General Stations               102.0          63.1          12.2
2000 Former Spartan Stations               43.9          32.8           6.3
1999 Media General Stations                98.3          61.3           2.7
1998 Media General Stations                91.0          61.6          10.3

     Excluding Spartan, employee compensation and benefit expense rose 6.5% due to normal salary and benefit cost adjustments, while programming costs increased 4.5% as a result of enhanced programming. The Company's Tampa station was responsible for a large portion of these increased operating expenses for the reasons mentioned above as well as higher occupancy costs as WFLA moved into the News Center early in 2000. The Segment has begun to reap the benefits of the investment made in previous years in its small to mid-market stations to invigorate their performance. In 2000, these stations combined to produce, collectively, an 18% year-over-year increase in operating profits.

     Broadcast operating income decreased $4.7 million in 1999, down 11% from 1998. This decline was driven by a $1.9 million drop in revenues combined with a $2.8 million increase in operating expenses. Throughout the industry, advertising spending was severely affected in 1999 by the lack of political activity and the absence of advertising associated with an Olympic year. The Company's largest station, WFLA in Tampa, bore the brunt of the impact from this lack of political spending, while simultaneously suffering from a generally weak national advertising market. WFLA's 23% decline in operating profits in 1999 more than accounted for the entire Segment's shortfall from the prior year's level. An overall increase in operating expense at the Company's remaining stations was more than offset by a corresponding rise in revenues produced by these stations. Higher 1999 expense levels ensued as a result of improved programming and higher employee compensation and benefits expense, as the Company continued to invest in its smaller stations in an effort to improve their audience shares. Excluding WFLA, the Company's remaining stations posted a combined 1% increase in operating profits despite the challenges posed by the combination of 1999 being an off-election and non-Olympic year.

Newsprint Expense

     The sale of Garden State Paper considerably reduced the Company's overall exposure to fluctuations in newsprint prices. Additionally, in conjunction with the sale of GSP, the Company entered into a financial newsprint swap agreement that it does not intend to retain (see Note 4 to the accompanying consolidated financial statements). Under the agreement, the Company receives a floating price per metric ton ($605 per metric ton at December 31, 2000) and pays a fixed price of $596 per metric ton. Currently, a $50 increase or decrease in average newsprint price over the term of the contract on the overhedged portion would result in income or expense, respectively, to the Company of approximately $3.5 million; it would have a significant effect on the fair value of the hedged portion of the swap contract recorded on the Balance Sheet as well. The Company also benefits from rising newsprint prices due to its one-third ownership of SPNC. The current trend in the newsprint industry is toward increasing newsprint prices as evidenced by the March 1, 2001 announced price increase of $50 per metric ton by all major newsprint suppliers.

Intangibles Amortization Expense

     Intangibles amortization expense increased $18.5 million in 2000 from the prior-year equivalent period as a result of the purchases of Spartan and Thomson. The accompanying chart illustrates the components which comprise intangibles amortization expense, as well as where the year-over-year fluctuations occurred.

                                            Intangibles Amortiation

Other Intangibles         Network Affiliations          FCC Licenses        Excess of Cost over Fair Value
2000   11.8                      4.7                        13.6                               22.5
1999    7.8                      2.3                         6.6                               17.4
1998    7.8                      2.3                         6.6                               17.5

Interest Income and Expense

     Interest expense in 2000 and 1999 decreased $2.5 million and $16 million, respectively, from the prior-year equivalent periods due primarily to a $56 million and a $240 million reduction in average debt outstanding. These debt reductions were effected when a portion of the proceeds from the October 1999 sale of the Company's Cable operations was used to repay all bank debt then outstanding and to terminate the associated interest rate swaps. In 2000, the second quarter purchase of Spartan and the third quarter purchase of the Thomson properties increased the Company's debt; however, average debt outstanding still remained appreciably lower than prior-year levels. The effective interest rate rose from just over 7% in 1998 and 1999 to approximately 7.5% in 2000.

     In October 1999, the Company invested the remaining proceeds from the Cable sale of approximately $665 million in prime-rated commercial paper and earned interest income of $8.2 million in the first quarter of 2000 and $9.4 million in the fourth quarter of 1999 on these investments.

     Concurrent with the Spartan acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy (see Note 4 to the accompanying consolidated financial statements). The objective is to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. These interest rate swaps total $300 million in notional amount with maturities that range from less than one year to three years; they effectively convert that portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.4%. If short-term interest rates were to be either higher or lower by one percentage point throughout 2001 and the Company's interest rate swap agreements and long-term debt levels were consistent with 2000, the Company's interest expense and income before taxes would change by approximately $3 million. This amount is determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements

Income Taxes

     The Company's effective tax rate on income from continuing operations was approximately 38%, 39% and 36% in 2000, 1999 and 1998. The slight dip in 2000's effective tax rate was primarily due to a lower effective state tax rate precipitated by a reorganization of corporate entities following recent acquisitions and dispositions. The lower 1998 effective tax rate was primarily the result of a favorable settlement of a state tax examination.

LIQUIDITY

     The proceeds from the maturity of short-term investments, from the sale of GSP, and from the post-closing settlement related to the Cable disposition, together with cash on hand and funds generated from operations and financing activities, combined to provide funds for several large transactions during 2000. The most significant of these were: approximately $610 million for the purchase of Spartan, approximately $532 million of federal and state tax payments (the majority of which were attributable to the gain on the October 1999 sale of the Company's Cable operations), approximately $238 million for the purchase of the Thomson properties, and in excess of $192 million of current-year stock repurchases. These funds also supplied $43 million for capital expenditures, approximately $9 million for the purchase of a group of small weekly newspapers in southwestern Virginia, and $15.3 million for the payment of dividends to stockholders.

     In order to comply with FCC regulations and to remain competitive within the broadcast industry, the Company presently expects to invest approximately $50 million over the next two years implementing the transition to digital broadcasting. Additionally, the Company anticipates increases in other capital expenditures in 2001 over the prior year, due in large part to the construction of a new station in Charleston for WCBD-TV, remodeling several other facilities, and the investment necessary to launch the new Interactive Media Division. The Company expects income from continuing operations to be sufficient to fully utilize, over the next several years, net operating losses (NOLs) acquired from Spartan (see Note 6 to the accompanying consolidated financial statements). The Company anticipates that internally generated funds provided by operations, together with existing credit facilities, will be more than adequate to finance projected capital expenditures, dividends to stockholders and 2001 working capital needs, as well as other initiatives.

OUTLOOK FOR 2001

     With the sale of GSP and the Cable operations, the Company has positioned itself to concentrate on its core operations while capitalizing on the advantages of media convergence. With our newly launched Interactive Media Division, 2001 will be a year focused on development, as well as the genesis of a new corporate structure comprised of three divisions with interconnected capabilities. While the next several years will reflect the expense of starting and building our Interactive Media Division, we expect that it will become profitable in 2003 and will have an immediate impact on the Company's convergence efforts. The Publishing Division will be facing a softer advertising environment, particularly early in the year, and higher year-over-year newsprint expenses. Despite the positive contributions expected from our Spartan stations, the Broadcast Division will be challenged in 2001 by the combination of both an off-election and non-Olympic year. However, the Company expects to benefit from higher income from its investment in SPNC. As Media General further develops its new alignment, it will be able to advance its strategy of southeastern expansion, to maximize its ability to leverage content and other resources through media convergence, and to support new services through interactive media innovations.

                              *  *  *  *  *  *  *

     Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions, the impact of the Internet and expectations regarding newsprint prices, advertising levels and the financial newsprint swap agreement. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends" and similar statements, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

     Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company's results of operations and its financial condition.

Media General, Inc.
MANAGEMENT STATEMENT


     Primary responsibility for the integrity and objectivity of the Company's financial statements rests with Management. The financial statements report on Management's stewardship of Company assets. They are prepared in conformity with accounting principles generally accepted in the United States, and accordingly include amounts that are based on Management's informed estimates and judgments. Nonfinancial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

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

January 26, 2001

J. Stewart Bryan III                             Marshall N. Morton
Chairman, President and Chief Executive          Senior Vice President and Chief
Officer                                          Financial Officer

REPORT OF INDEPENDENT AUDITORS
The Board of Directors and Stockholders,
Media General, Inc.

     We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 31, 2000, and December 26, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 31, 2000, and December 26, 1999, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

January 26, 2001                                             Ernst & Young LLP
Richmond, Virginia

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                     Fiscal Years Ended
                                                      ---------------------------------------------
                                                        December 31,    December 26,   December 27,
                                                            2000           1999           1998
                                                         (53 weeks)
--------------------------------------------------------------------------------------------------
Revenues                                              $     830,601    $    692,902    $    688,677
Operating costs:
  Production                                                343,949         288,677         299,807
  Selling, distribution and administrative                  261,272         209,209         205,523
  Depreciation and amortization                             101,547          72,440          69,055
---------------------------------------------------------------------------------------------------
      Total operating costs                                 706,768         570,326         574,385
---------------------------------------------------------------------------------------------------

Operating income                                            123,833         122,576         114,292
---------------------------------------------------------------------------------------------------

Other income (expense):
  Interest expense                                          (42,558)        (45,014)        (61,027)
  Investment income - unconsolidated affiliates               5,131           9,067          22,193
  Gain on sale of Denver Newspapers, Inc. stock                 ---          30,983             ---
  Other, net                                                 16,520          12,637            (636)
---------------------------------------------------------------------------------------------------
      Total other income (expense)                          (20,907)          7,673         (39,470)
---------------------------------------------------------------------------------------------------

Income from continuing operations before income
  taxes and extraordinary item                              102,926         130,249          74,822
Income taxes                                                 39,369          51,431          26,967
---------------------------------------------------------------------------------------------------

Income from continuing operations before extra-
  ordinary item                                              63,557          78,818          47,855
Discontinued operations:
  Income (loss) from discontinued operations (net
    of income tax benefit of $2,471 in 2000; income
    taxes of $2,576 in 1999 and $13,334 in 1998)             (4,350)          5,107          23,019
  Gain (loss) on sale of operations (net of income
    tax benefit of $2,604 in 2000 and income taxes
    of $509,760 in 1999)                                     (5,488)        798,719             ---
Extraordinary item from early redemption of debt (net
  of income tax benefit of $800)                                ---          (1,328)            ---
---------------------------------------------------------------------------------------------------

Net income                                            $      53,719    $    881,316    $     70,874
===================================================================================================

Earnings per common share:
  Income from continuing operations before
    extraordinary item                                $        2.66    $       2.97    $       1.80
  Income (loss) from discontinued operations                  (0.41)          30.33            0.87
  Extraordinary item                                            ---           (0.05)            ---
                                                      ---------------------------------------------

Net income                                            $        2.25    $      33.25    $       2.67
                                                      =============================================

Earnings per common share - assuming dilution:
  Income from continuing operations before
    extraordinary item                                $        2.63    $       2.93    $       1.78
  Income (loss) from discontinued operations                  (0.41)          29.90            0.85
  Extraordinary item                                            ---           (0.05)            ---
                                                      ---------------------------------------------

Net income                                            $        2.22    $      32.78    $       2.63
                                                      =============================================

Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)


ASSETS

                                                                   December 31,        December 26,
                                                                       2000                1999
---------------------------------------------------------------------------------------------------
Current assets:
  Cash, cash equivalents and short-term investments              $        10,404     $      646,046
  Accounts receivable (less allowance for doubtful
    accounts 2000 - $7,471; 1999 - $7,088)                               117,254            102,834
  Inventories                                                              7,168             14,282
  Other                                                                   38,054             33,572
                                                                 ---------------     --------------
    Total current assets                                                 172,880            796,734
---------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                  90,739             87,871
---------------------------------------------------------------------------------------------------

Other assets                                                              59,565             58,945
---------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
  Land                                                                    30,465             28,432
  Buildings                                                              157,504            164,384
  Machinery and equipment                                                459,012            534,514
  Construction in progress                                                 6,795             10,749
  Accumulated depreciation                                              (273,826)          (356,603)
                                                                 ---------------     --------------
    Net property, plant and equipment                                    379,950            381,476
---------------------------------------------------------------------------------------------------

Excess of cost over fair value of net identifiable
  assets of acquired businesses (less accumulated amortization
    2000 - $80,817; 1999 - $58,553)                                      958,443            631,597
---------------------------------------------------------------------------------------------------

FCC licenses and other intangibles (less accumulated
  amortization 2000 - $81,555; 1999 - $51,657)                           899,705            383,751
---------------------------------------------------------------------------------------------------






Total assets                                                     $     2,561,282     $    2,340,374
===================================================================================================

Notes to Consolidated Financial Statements begin on page 28.

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                   December 31,        December 26,
                                                                       2000                1999
---------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                               $        27,203     $        32,032
  Accrued expenses and other liabilities                                  87,338              75,190
  Income taxes payable                                                       ---             508,966
  Current maturity of long-term debt                                         ---              13,000
                                                                 ---------------     ---------------
    Total current liabilities                                            114,541             629,188
----------------------------------------------------------------------------------------------------

Long-term debt                                                           822,077              46,838
----------------------------------------------------------------------------------------------------

Deferred income taxes                                                    351,491             217,437
----------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                   101,251             116,009
----------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 9)
----------------------------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock ($5 cumulative convertible), par value $5 per share:
    Authorized 5,000,000 shares; none outstanding
  Common stock, par value $5 per share:
    Class A, authorized 75,000,000 shares; issued
      22,158,070 and 25,911,614 shares                                   110,790             129,558
    Class B, authorized 600,000 shares; issued
      556,574 shares                                                       2,783               2,783
  Additional paid-in capital                                                 ---               3,040
  Accumulated other comprehensive income -
    unrealized gains (losses) on equity securities                        (3,481)              7,392
  Unearned compensation                                                   (2,145)             (2,973)
  Retained earnings                                                    1,063,975           1,191,102
                                                                 ---------------     ---------------
    Total stockholders' equity                                         1,171,922           1,330,902
----------------------------------------------------------------------------------------------------


Total liabilities and stockholders' equity                       $     2,561,282     $     2,340,374
====================================================================================================

Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                    Fiscal Years Ended
                                                      ---------------------------------------------
                                                        December 31,    December 26,   December 27,
                                                            2000           1999           1998
                                                         (53 weeks)
---------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                          $      53,719    $    881,316    $      70,874
  Adjustments to reconcile net income:
    Extraordinary item                                          ---           1,328              ---
    Depreciation and amortization                           105,293          97,532          100,201
    Deferred income taxes                                     3,327          (5,484)          (5,945)
    Provision for doubtful accounts                           4,751           4,676            6,269
    Investment income - unconsolidated affiliates            (5,131)        (10,333)         (22,193)
    Distribution from unconsolidated affiliates               3,400          30,372            7,700
    Gain on sale of Denver Newspapers, Inc.
      common stock                                              ---         (30,983)             ---
    Net loss on disposition of Garden State Paper            13,774             ---              ---
    Net gain on disposition of Cable operations              (8,286)       (798,719)             ---
                                                      -------------    ------------    -------------
    Net cash provided by operations                         170,847         169,705          156,906
    Change in assets and liabilities:
      Accounts receivable and inventories                   (13,457)         (6,317)          (6,810)
      Other current assets                                     (829)         (2,694)          15,986
      Accounts payable, accrued expenses
        and other liabilities                                (9,513)        (33,778)          (5,631)
      Income taxes payable                                 (516,812)          1,868          (10,016)
      Other, net                                             (2,842)         (5,765)         (11,044)
                                                      -------------    ------------    -------------
Net cash (used) provided by operating activities           (372,606)        123,019          139,391
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                      (42,873)        (60,829)         (49,480)
  Purchase of businesses                                   (857,570)            ---         (132,680)
  Proceeds from disposition of Garden State Paper            76,623             ---              ---
  Proceeds from disposition of Cable operations              10,063       1,404,407              ---
  Proceeds from sale of other businesses                      3,825           8,058           28,123
  Denver Newspapers, Inc.:
    Proceeds from sale of common stock                          ---          39,000              ---
    Redemption of preferred stock                               ---          34,000              ---
  Proceeds (purchases) of short-term investments - net      390,748        (390,748)             ---
  Other investments                                         (12,283)         (6,780)             ---
  Other, net                                                    255           1,198            2,924
                                                      -------------    ------------    -------------
Net cash (used) provided by investing activities           (431,212)      1,028,306         (151,113)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Increase in debt                                        1,095,000         268,000          463,000
  Repayment of debt                                        (333,333)     (1,136,509)        (436,383)
  Stock repurchase                                         (192,692)        (22,743)             ---
  Cash dividends paid                                       (15,299)        (16,062)         (14,974)
  Other, net                                                  5,248           3,650            4,212
                                                      -------------    ------------    -------------
Net cash provided (used) by financing activities            558,924        (903,664)          15,855
----------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents       (244,894)        247,661            4,133
Cash, cash equivalents and short-term investments:
  Cash and cash equivalents at beginning of year            255,298           7,637            3,504
                                                      -------------    ------------    -------------
  Cash and cash equivalents at end of year                   10,404         255,298            7,637
  Short-term investments at end of year                         ---         390,748              ---
                                                      -------------    ------------    -------------
Cash, cash equivalents and short-term investments
  at end of year                                      $      10,404    $    646,046    $       7,637
====================================================================================================

Notes to Consolidated Financial Statements begin on page 28.

Media General, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)

                                                                                                Accu-
                                                                                                mulated
                                                                                      Addi-     Other
                                                                                     tional     Compre-      Unearned
                                                                 Common Stock        Paid-in    hensive      Compen-      Retained
                                                              ------------------
                                                   Total      Class A    Class B     Capital    Income       sation       Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997                  $   418,226  $  130,862   $   2,783   $ 16,733   $     --  $    (2,100)   $   269,948
  Net income                                       70,874          --          --         --         --           --         70,874
  Cash dividends ($0.56 per share)                (14,974)         --          --         --         --           --        (14,974)
  Purchase and retirement of 77,011
    Class A shares                                 (3,571)       (385)         --     (3,186)        --           --             --
  Exercise of options on 112,560
    Class A shares                                  3,049         563          --      2,486         --           --             --
  Income tax benefits relating to
    restricted shares and exercised options         2,406          --          --      2,406         --           --             --
  Issuance of 6,748 Class A shares
    under dividend reinvestment plan                  289          34          --        255         --           --             --
  Amortization of unearned compensation             1,050          --          --         --         --        1,050             --
                                              -----------  ----------   ---------   --------   --------  -----------    -----------
Balance at December 27, 1998                      477,349     131,074       2,783     18,694         --       (1,050)       325,848
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                      881,316          --          --         --         --           --        881,316
  Unrealized gain on equity securities
    (net of deferred taxes of $4,454)               7,392          --          --         --      7,392           --             --
                                              -----------
  Comprehensive income                            888,708
  Cash dividends ($0.60 per share)                (16,062)         --          --         --         --           --        (16,062)
  Purchase and retirement of 580,456
    Class A shares                                (26,448)     (2,902)         --    (23,546)        --           --             --
  Exercise of options on 197,726
    Class A shares                                  4,234         988          --      3,246         --           --             --
  Issuance of 72,200 Class A shares
    under restricted stock plan                      --           361          --      3,098         --       (3,459)            --
  Income tax benefits relating to
    restricted shares and exercised options         1,227          --          --      1,227         --           --             --
  Issuance of 7,423 Class A shares
    under dividend reinvestment plan                  358          37          --        321         --           --             --
  Amortization of unearned compensation             1,536          --          --         --         --        1,536             --
                                              -----------  ----------   ---------   --------   --------  -----------    -----------
Balance at December 26, 1999                    1,330,902     129,558       2,783      3,040      7,392       (2,973)     1,191,102
-----------------------------------------------------------------------------------------------------------------------------------
  Net income                                       53,719          --          --         --         --           --         53,719
  Unrealized loss on equity securities
    (net of deferred tax benefit of $6,346)       (10,873)         --          --         --    (10,873)          --             --
                                              -----------
  Comprehensive income                             42,846
  Cash dividends ($0.64 per share)                (15,299)         --          --         --         --           --        (15,299)
  Purchase and retirement of 3,890,136
    Class A shares                               (192,817)    (19,451)         --     (7,819)        --           --       (165,547)
  Exercise of options on 136,969
    Class A shares                                  4,023         685          --      3,338         --           --             --
  Income tax benefits relating to
    restricted shares and exercised options         1,478          --          --      1,478         --           --             --
  Issuance of 5,723 Class A shares
    under dividend reinvestment plan                  254          29          --        225         --           --             --
  Amortization and forfeitures of
    unearned compensation                             535         (31)         --       (262)        --          828             --
                                              -----------  ----------   ---------   --------   --------  -----------    -----------
Balance at December 31, 2000                  $ 1,171,922  $  110,790   $   2,783   $     --   $ (3,481) $    (2,145)   $ 1,063,975
===================================================================================================================================

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

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior-year financial information has been reclassified to conform with the current year's presentation.

     The Company's fiscal year ends on the last Sunday in December. Results for 2000 are for the 53-week period ended December 31, 2000, while results for 1999 and 1998 are for the 52-week periods ended December 26, 1999, and December 27, 1998, respectively.

Note 2: Acquisitions, Dispositions and Discontinued Operations

        Over the past few years, the Company has completed several acquisitions. All of these transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on appraisals of estimated fair values. Such estimated values are preliminary for those acquisitions completed in 2000 and may change as more facts become known. The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to FCC licenses, other identifiable intangibles, and excess cost over net assets acquired and is being amortized on a straight-line basis over periods ranging from 3 to 40 years.

     In March 2000 the Company acquired the common stock of Spartan Communications, Inc. (Spartan); the transaction included 12 network-affiliated television stations and one UPN affiliate which is operated under a local marketing agreement. The total consideration approximated $610 million (including approximately $9 million of transaction costs and net of $5 million cash received). Approximately $500 million of the purchase price was funded with borrowings under an existing $1.2 billion revolving credit facility; concurrent with this acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy (see Note 4). Approximately $540 million of the purchase price was allocated to FCC licenses and other identifiable intangibles and $129 million to excess cost over the net assets acquired.

     The following summary presents the Company's unaudited pro forma consolidated results of operations for the year ended December 31, 2000, and December 26, 1999, as if the Spartan acquisition had been completed at the beginning of each period. Certain Spartan items have been reclassified to conform with Media General's presentation. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

                                                                 Pro Forma               Pro Forma
                                                                 Year Ended              Year Ended
(In thousands, except per share amounts)                     December 31, 2000       December 26, 1999
------------------------------------------------------------------------------------------------------
Revenues                                                          $  853,135             $   804,834
                                                                  ==========             ===========
Income from continuing operations before extraordinary item       $   57,966             $    50,005
Discontinued operations                                               (9,838)                803,826
Extraordinary item                                                       ---                  (1,328)
                                                                  ----------             -----------
Net income                                                        $   48,128             $   852,503
                                                                  ==========             ===========

Income per common share:
    Income from continuing operations before extraordinary
      item                                                        $     2.42             $      1.88
    Income (loss) from discontinued operations                         (0.41)                  30.33
    Extraordinary item                                                  ---                    (0.05)
                                                                  ----------             -----------
Net income                                                        $     2.01             $     32.16
                                                                  ==========             ===========

Income per common share - assuming dilution:
    Income from continuing operations before extraordinary
      item                                                        $     2.40             $      1.86
    Income (loss) from discontinued operations                         (0.41)                  29.90
    Extraordinary item                                                   ---                   (0.05)
                                                                  ----------             -----------
Net income                                                        $     1.99             $     31.71
                                                                  ==========             ===========

    In August 2000 the Company acquired, for approximately $238 million, the assets of certain newspaper groups located in South Carolina and Alabama from Thomson Newspapers. This transaction was also funded with borrowings under the Company's existing $1.2 billion revolving credit facility. Additionally, in June 2000, the Company acquired a group of weekly newspapers in southwestern Virginia from Family Community Newspapers of Southwest Virginia, Inc., for approximately $9 million. The portion of the purchase price for these acquisitions allocated to identifiable intangibles (principally subscriber lists) was $6 million and to excess cost over the net assets acquired was $223 million. Pro forma information for these acquisitions has not been provided because such information would not differ significantly from the results provided above.

    In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation for approximately $76.6 million, including working capital. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million) which is subject to resolution with the buyer of certain income tax matters and other items. The transaction also included a seven-year, financial fixed-price newsprint agreement which the Company does not intend to retain. Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds (see Note 4).

    In October 1999 the Company sold its cable operations to Cox Communications, Inc., for approximately $1.4 billion in cash, at which time the Company recorded a gain of $799 million (net of income taxes of $510 million). In the second quarter of 2000, certain final post-closing adjustments related to this sale resulted in an additional gain of $8.3 million (net of income taxes of $3.6 million). Immediately following the sale in 1999, approximately $735 million of the proceeds were used to pay off all amounts then outstanding under the Company's revolving credit agreements and to terminate the associated interest rate swaps (see Note 4), and the remaining proceeds of approximately $665 million were invested, primarily in prime-rated commercial paper.

    The following results of GSP and the Cable Segment have been presented as income (loss) from discontinued operations in the accompanying consolidated statements of operations:

                                                                 Fiscal Years Ended
                                                 ---------------------------------------------
                                                   December 31,    December 26,   December 27,
                                                       2000            1999           1998
                                                 ---------------------------------------------
Revenues                                         $     55,656      $   225,670    $    284,352
Costs and expenses                                     62,477          217,987         247,999
                                                 ---------------------------------------------
Income (loss) before income taxes                      (6,821)           7,683          36,353
Income taxes (benefit)                                 (2,471)           2,576          13,334
                                                 ---------------------------------------------
Income (loss) from discontinued operations       $     (4,350)     $     5,107    $     23,019
                                                 =============================================

    In January 1998 the Company acquired, for approximately $93 million, the assets of the Bristol Herald Courier (Bristol), a daily newspaper in southwestern Virginia, and two affiliated weekly newspapers. In July 1998 the Company acquired, for approximately $40 million, the assets of the Hickory Daily Record (Hickory), a daily newspaper in northwestern North Carolina. The portion of the purchase price for these acquisitions allocated to identifiable intangibles (principally subscriber lists) was $8 million, to other assets, net (principally property, plant and equipment) was $17 million, and to excess cost over the net assets acquired was $108 million. Also, in June 1998, the Company completed the sale of its Kentucky newspaper properties for approximately $24 million. The Bristol and Hickory acquisitions were funded with borrowings under an existing revolving credit facility, coupled with proceeds from the disposition of the Kentucky newspaper properties.

Note 3: Investments in Unconsolidated Affiliates

    In June 1999 the Company sold 20% of the outstanding common stock of Denver Newspapers, Inc. (DNI), the parent company of The Denver Post (a Colorado daily newspaper), to MediaNews, Inc., for $39 million, resulting in a $19 million after-tax gain. Subsequently, DNI's name was changed to The Denver Post Corporation (Denver). The Company still retains 20% ownership of the common stock of Denver and, for the three-year period ending June 2002, will share in any realized appreciation in value of its original 20% ownership if that stock is sold to a third party or publicly offered. Additionally, the Company's preferred stock investment in DNI was redeemed in June 1999, for $34 million plus $19.2 million of accrued but unpaid dividends. Using the equity method, the Company recognized, on a one-month lag, 20% of Denver's net income applicable to common stockholders in 2000 and 1999 (after the sale), and 40% of net income applicable to common stockholders in 1999 (before the sale) and 1998.

    The Denver Post and the Denver Rocky Mountain News have entered into a joint-operating agreement, effective in January 2001, under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms.

    The Company also has a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer which also pays licensing fees to the Company. In November 1999, SPNC acquired Smurfit Newsprint Corporation's Newberg, Oregon mill. The Company has purchased, at market prices, approximately 40 thousand tons of newsprint from SPNC in each of the past three years.

    Retained earnings of the Company at December 31, 2000, included $22.6 million related to undistributed earnings of unconsolidated affiliates. Additionally, the Company owns approximately 7.4% of AdOne, L.L.P., a national online database of classified advertising and e-commerce, which is being accounted for under the equity method.

Note 4: Long-Term Debt and Other Financial Instruments

    Long-term debt at December 31, 2000, and December 26, 1999, was as follows:

(In thousands)                                           2000            1999
-------------------------------------------------------------------------------
Revolving credit facility                            $   790,000   $        ---
8.62% senior notes due annually from 2001 to 2002         26,000         39,000
7.125% revenue bonds                                         ---         20,000
Bank lines                                                 5,000            ---
Capitalized leases                                         1,077            838
Less: current maturity of long-term debt                     ---        (13,000)
                                                     -----------   ------------
Long-term debt                                       $   822,077   $     46,838
===============================================================================

    In December 1996 the Company entered into a seven-year revolving credit facility committing a syndicate of banks to lend the Company up to $1.2 billion. This facility has mandatory commitment reductions of 25% each year by the end of 2001 and 2002. Interest rates under the facility are typically based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from .225% to .75% (.375% at December 31, 2000), based on the Company's debt to cash flow ratio (leverage ratio), as defined. Under this facility, the Company pays commitment fees (.10% at December 31, 2000) on the unused portion of the facility at a rate based on its leverage ratio.

    The Company's debt covenants contain a minimum net worth requirement ($435.1 million at December 31, 2000), and require the maintenance of an interest coverage ratio and a leverage ratio, as defined. Long-term debt maturities during the five years subsequent to December 31, 2000, aggregating $822.0 million are as follows: 2001 - $18.0 million; 2002 - $203.3 million; 2003 - $600.3 million; 2004 - $.2 million; 2005 - $.2 million.

    At December 31, 2000, the Company had borrowings of $5 million from bank lines and $13 million of senior notes due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 7% at December 31, 2000.

    In October 1999 the Company used proceeds from the sale of its cable operations (see Note 2) to pay off all amounts outstanding under its revolving credit agreements. The associated interest rate swap agreements covering $725 million of that debt were terminated as well, resulting in an extraordinary charge of $1.3 million ($0.05 per share, both basic and assuming dilution), net of a $.8 million tax benefit. In March 2000 the Company borrowed funds under the aforementioned credit facility to purchase Spartan Communications, Inc. (see
Note 2); concurrent with this acquisition, the Company entered into several new interest rate swap agreements to manage interest cost and risk associated with increasing variable interest rates, primarily short-term changes in LIBOR. These interest rate swaps totaled $300 million in notional amount with maturities that range from less than one year to three years; they effectively convert a portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.4%. Prior to the adoption on January 1, 2001, of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company used the accrual method to account for all interest rate swap agreements. Amounts which were due to or from interest rate swap counterparties were recorded as an adjustment to interest expense in the periods in which they accrued. The Company's exposure to credit loss on its interest rate swap agreements in the event of nonperformance by the counterparties is believed to be remote due to the Company's requirement that counterparties have a strong credit rating.

    In September 2000, concurrent with the sale of Garden State Paper (GSP), the Company retired $20 million of 7.125% municipal revenue bonds. In conjunction with the sale, the Company entered into a financial newsprint swap agreement that it does not intend to retain. The agreement, under which the Company receives a floating price per metric ton and pays a fixed price of $596 per metric ton, is being accounted for as a derivative under the accrual method. Predominantly, the agreement hedges the Company's exposure to changes in the cost of newsprint; however, a portion of the agreement currently exceeds the Company's newsprint usage. For the year ended December 31, 2000, the Company recognized an unrealized gain of approximately $1.2 million in "Other, net" on the accompanying Statement of Operations related to the change in fair value of the portion of the swap not designated as a hedge by the Company for the time period between the GSP sale and December 31, 2000. The Company's exposure to credit loss on its newsprint swap agreement in the event of nonperformance by the counterparty is believed to be remote due to the financial strength of that party.

    Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These statements require that all derivatives be recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value will either be offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, will be immediately recognized in earnings. The Company has several interest rate swap agreements and a newsprint swap agreement that are derivatives; the interest rate swaps and a designated portion of the newsprint swap qualify as cash flow hedges under the new standard. The interest rate swaps are not expected to have an impact on the Company's Statement of Operations but will affect the Company's Balance Sheet and Statement of Stockholders' Equity; the magnitude of the impact will vary over time dependent on market LIBOR rates. Changes in value of the effective portion of the newsprint swap will impact the Company's Balance Sheet and Statement of Stockholders' Equity, and changes in the ineffective portion will be recorded directly in the Statement of Operations. The magnitude of the impact will vary over time dependent principally on changes in future newsprint prices; currently, a $1 increase or decrease in the average newsprint price over the term of the contract would result in income or expense, respectively, to the Company of approximately $70 thousand.

    The table below includes information about the carrying values and estimated fair values of the Company's financial instruments at December 31, 2000 and December 26, 1999:

(In thousands)                                  2000                        1999
-----------------------------------------------------------------------------------------
                                      Carrying         Fair        Carrying        Fair
                                       Amounts         Value        Amounts        Value
-----------------------------------------------------------------------------------------
Assets:
  Investments                       $    13,318   $    13,318    $    20,648   $   20,648
  Newsprint swap agreement                  ---        11,991            ---          ---
Liabilities:
  Long-term debt:
    Revolving credit facility           790,000       790,000            ---          ---
    8.62% senior notes                   26,000        26,478         39,000       39,696
    7.125% revenue bonds                    ---           ---         20,000       21,023
    Bank lines                            5,000         5,000            ---          ---
  Interest rate swap agreements             ---         5,324            ---          ---
-----------------------------------------------------------------------------------------

    The Company's investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders' equity. The Company's other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The fair values of the interest rate swaps and the newsprint swap were based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company's long-term debt were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank lines approximated their fair value.

Note 5: Business Segments

    The Company, located primarily in the southeastern United States, is a diversified communications company which has two business segments: Publishing and Broadcasting. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, the Company's 20% interest in Denver, the Company's 7% interest in AdOne, LLP, as well as its online financial data service. The Broadcasting Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. See
Note 2 for a discussion of the disposition of the Company's Newsprint and Cable operations.

    Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of the excess of cost over fair value of net identifiable assets, as well as FCC licenses and other intangibles, is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Investments in Denver and AdOne are not allocated to segment assets although the equity income is included in the Publishing Segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company's reportable segments, which are managed separately, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

    Information by segment is as follows:

(In thousands)                                              Publishing   Broadcasting      Total
---------------------------------------------------------------------------------------------------
2000

Consolidated revenues *                                     $   567,673   $   262,928    $  830,601
                                                            =======================================
Segment operating cash flow                                 $   177,653   $    84,501    $  262,154
Allocated amounts:
   Equity in net loss of unconsolidated affiliates               (2,546)                     (2,546)
   Depreciation and amortization                                (26,303)      (18,617)      (44,920)
                                                            ---------------------------------------
      Segment profit                                        $   148,804   $    65,884       214,688
                                                            =========================
Unallocated amounts:
   Interest expense                                                                         (42,558)
   Investment income - SP Newsprint                                                           7,677
   Acquisition intangibles amortization                                                     (52,501)
   Corporate expenses                                                                       (35,535)
   Other                                                                                     11,155
                                                                                         ----------
      Consolidated income from continuing operations
         before income taxes                                                             $  102,926
                                                                                         ==========
Segment assets                                              $ 1,024,068   $ 1,383,414    $2,407,482
Corporate                                                                                   153,800
                                                                                         ----------
   Consolidated assets                                                                   $2,561,282
                                                                                         ==========
Segment capital expenditures                                $    18,577   $    13,008    $   31,585
Discontinued Newsprint capital expenditures                                                   6,015
Corporate                                                                                     5,273
                                                                                         ----------
   Consolidated capital expenditures                                                     $   42,873
                                                                                         ==========
---------------------------------------------------------------------------------------------------

* Intercompany revenues are less than 1% of consolidated revenues and have been eliminated.

(In thousands)                                              Publishing   Broadcasting         Total
---------------------------------------------------------------------------------------------------
1999
Consolidated revenues *                                     $   524,017   $   168,885    $  692,902
                                                            =======================================
Segment operating cash flow                                 $   174,929   $    47,854    $  222,783
Allocated amounts:
   Equity in net loss of unconsolidated affiliates                 (673)                       (673)
   Depreciation and amortization                                (24,617)      (10,542)      (35,159)
                                                            ---------------------------------------
      Segment profit                                        $   149,639   $    37,312       186,951
                                                            =========================
Unallocated amounts:
   Interest expense                                                                         (45,014)
   Investment income - SP Newsprint                                                           6,567
   Acquisition intangibles amortization                                                     (33,934)
   Corporate expenses                                                                       (29,932)
   Gain on sale of Denver Newspapers, Inc.
      common stock                                                                           30,983
   Other                                                                                     14,628
                                                                                         ----------
      Consolidated income from continuing operations
         before income taxes and extraordinary item                                      $  130,249
                                                                                         ==========
Segment assets                                              $   788,625   $   670,612    $1,459,237
Discontinued Newsprint assets                                                                91,272
Corporate                                                                                   789,865
                                                                                         ----------
   Consolidated assets                                                                   $2,340,374
                                                                                         ==========
Segment capital expenditures                                $    12,570   $    14,389    $   26,959
Discontinued Cable and Newsprint capital expenditures                                        30,902
Corporate                                                                                     2,968
                                                                                         ----------
   Consolidated capital expenditures                                                     $   60,829
                                                                                         ==========
---------------------------------------------------------------------------------------------------
1998
Consolidated revenues *                                     $   517,880   $   170,797    $  688,677
                                                            =======================================
Segment operating cash flow                                 $   155,452   $    51,318    $  206,770
Allocated amounts:
   Equity in net income of unconsolidated affiliate               3,226                       3,226
   Depreciation and amortization                                (23,627)       (9,311)      (32,938)
                                                            ---------------------------------------
      Segment profit                                        $   135,051   $    42,007       177,058
                                                            =========================
Unallocated amounts:
   Interest expense                                                                         (61,027)
   Investment income - SP Newsprint                                                          12,831
   Acquisition intangibles amortization                                                     (34,111)
   Corporate expenses                                                                       (23,011)
   Other                                                                                      3,082
                                                                                         ----------
      Consolidated income from continuing operations
         before income taxes                                                             $   74,822
                                                                                         ==========
Segment assets                                              $   809,803   $   691,787    $1,501,590
Discontinued Cable and Newsprint assets                                                     216,537
Corporate                                                                                   199,219
                                                                                         ----------
   Consolidated assets                                                                   $1,917,346
                                                                                         ==========
Segment capital expenditures                                $    11,534   $    10,061    $   21,595
Discontinued Cable and Newsprint capital expenditures                                        26,065
Corporate                                                                                     1,820
                                                                                         ----------
   Consolidated capital expenditures                                                     $   49,480
                                                                                         ==========
===================================================================================================

* Intercompany revenues are less than 1% of consolidated revenues and have been eliminated.

    The substantial decrease and increase in assets attributable to Corporate during 2000 and 1999, respectively, was primarily due to short-term investments which were generated as a direct result of the sale of the Company's Cable operations in 1999. These investments were sold in 2000 to pay the income taxes related to that transaction, as well as to fund a portion of the Spartan acquisition.

Note 6: Taxes on Income

    The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this "liability" method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities by applying enacted statutory tax rates applicable to future years in which the differences are expected to reverse.

    The Company's federal income tax returns for fiscal years 1997 and 1998 are currently under examination by the Internal Revenue Service. The Company's federal income tax returns have been examined by the Internal Revenue Service through fiscal year 1996 and settled through 1993. Various state returns are currently under examination by state tax authorities. The results of these examinations are not expected to be material to the Company's results of operations, financial position or cash flow.

    Significant components of income taxes from continuing operations are as follows:

(In thousands)                                                     2000          1999           1998
------------------------------------------------------------------------------------------------------
Current:
    Federal                                                    $   21,234    $    45,895   $    24,643
    State                                                           2,551          7,620         5,367
                                                               ----------    -----------   -----------
                                                                   23,785         53,515        30,010
                                                               ----------    -----------   -----------
Deferred:
    Federal                                                        18,339         (1,927)       (2,670)
    State                                                          (2,755)          (157)         (373)
                                                               ----------    -----------   -----------
                                                                   15,584         (2,084)       (3,043)
                                                               ----------    -----------   -----------
                                                               $   39,369    $    51,431   $    26,967
======================================================================================================

    The Company's provision for state income taxes for the fiscal year 2000 reflects a $3 million deferred state income tax benefit due to a reduction in the Company's effective state tax rate.

    Temporary differences which gave rise to significant components of the Company's deferred tax liabilities and assets at December 31, 2000, and December 26, 1999, are as follows:

(In thousands)                                                                   2000           1999
------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Difference between book and tax bases of intangible assets               $   306,730   $   155,770
    Tax over book depreciation                                                    87,583        88,508
    Other                                                                         15,645        17,414
                                                                             -----------   -----------
Total deferred tax liabilities                                                   409,958       261,692
                                                                             -----------   -----------

Deferred tax assets:
    Employee benefits                                                            (34,535)      (36,918)
    Acquired net operating losses                                                (19,445)          ---
    Other                                                                        (12,820)      (15,542)
                                                                             -----------   -----------
Total deferred tax assets                                                        (66,800)      (52,460)
                                                                             -----------   -----------

Deferred tax liabilities, net                                                    343,158       209,232
Deferred tax assets included in other current assets                               8,333         8,205
                                                                             -----------   -----------
Deferred tax liabilities                                                     $   351,491   $   217,437
======================================================================================================

    Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)                                                     2000          1999           1998
------------------------------------------------------------------------------------------------------
Income taxes computed at federal statutory tax rate            $   36,024    $    45,587   $    26,187
Increase (reduction) in income taxes resulting from:
    State income taxes, net of federal income tax benefit            (133)         4,850         3,204
    Investment income - unconsolidated affiliates                     261           (397)       (2,622)
    Amortization of excess cost (goodwill)                          3,697          2,815         2,960
    Life insurance plans                                              125         (1,139)       (1,905)
    Other                                                            (605)          (285)         (857)
                                                               ----------    -----------   -----------
                                                               $   39,369    $    51,431   $    26,967
======================================================================================================

    Net of refunds, in 2000, 1999 and 1998, the Company paid income taxes of $531.9 million, $52.1 million and $56.5 million, respectively. The significant increase in taxes paid in 2000 was attributable to the gain on the sale of the Company's Cable operations in 1999.

    As a result of an acquisition in 2000, the Company has a federal net operating loss of approximately $45.8 million that will expire in the year 2014. The Company also has state net operating losses as a result of this acquisition.

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

    Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units
(DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled as of the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company's stock price. Expense recognized in 1999 and 1998 under the plan was $456,000 and $550,000; a benefit of $169,000 was recognized in 2000.

    Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan
(LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restriction and forfeiture provisions. In 1999, 72,200 shares were granted under terms of the plan. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. The pre-established performance targets were met for the 1997 award and of the 91,000 shares granted, 31,600 shares remained outstanding under that award at December 31, 2000. The plan will continue until terminated by the Company.

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

    Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. At December 31, 2000, 18,000 shares granted in 1995 remain restricted under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

    Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2000, 1999 and 1998 was $.4 million, $1.5 million and $1.0 million, respectively.

    In December 1999, the Board of Directors authorized a program to repurchase up to $250 million of the Company's Class A common stock. The Company repurchased stock, at market prices, throughout 2000 and, at December 31, 2000,
4.1 million shares had been repurchased at a cost of $204 million since the program's inception, including $7.5 million from the Company's thrift plan. Additionally, the Company entered into a stock redemption agreement in 1985, which was amended in 1988, and 1994, with the late D. Tennant Bryan, former Chairman Emeritus of the Company. In June 1999, the estate of D. Tennant Bryan exercised its option under the 1994 stock redemption agreement to sell to the Company 15% of Mr. Bryan's ownership in Media General Class A Stock at the time of his death. This exercise resulted in the Company purchasing 326,897 shares from the estate, at a 10% discount from average stock price, for $13.6 million.

    The following information is provided solely in connection with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. If the Company had elected to recognize compensation cost related to its stock options granted in 2000, 1999 and 1998 in accordance with the provisions of SFAS No. 123, earnings per share would have declined $0.08 ($0.07 assuming dilution), $0.05 ($0.07 assuming dilution) and $0.05 ($0.04 assuming dilution) in 2000, 1999 and 1998, and pro forma net income and earnings per share would have been $52.0 million, $880.1 million and $69.7 million; and $2.17 ($2.15 assuming dilution), $33.20 ($32.73 assuming dilution) and $2.62 ($2.59 assuming dilution), respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: risk-free interest rates of 6.71%, 4.72% and 5.61%; dividend yields of 1.26%, 1.31% and 1.45%; volatility factors of .331, .293 and .287; and an expected life of 8 years.

    A summary of the Company's stock option activity, and related information for the years ended December 31, 2000, December 26, 1999 and December 27, 1998, follows:

                                                 2000                      1999                   1998
                                     --------------------------     -----------------------   -------------------------
                                                       Weighted-                  Weighted-                   Weighted-
                                                        Average                    Average                     Average
                                                       Exercise                    Exercise                    Exercise
Options                                 Shares           Price        Shares        Price         Shares        Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year             986,773      $ 32.96        1,056,203    $  28.96      1,049,097     $  26.68
Granted                                   176,500        52.06          136,000       47.91        122,000        46.38
Exercised                                (136,969)       29.37         (197,726)      21.42       (112,560)       27.08
Forfeited                                 (19,569)       42.97           (7,704)      43.90         (2,334)        6.64
                                     ------------                   -----------               ------------
Outstanding-end of year                 1,006,735        36.61          986,773       32.96      1,056,203        28.96
                                     ------------                   -----------               ------------
Price range at end of year           $   2 to $52                   $  2 to $48               $   2 to $46
Price range for exercised shares     $   2 to $48                   $  2 to $48               $   2 to $46
Available for grant at end of year        319,408                       467,100                    603,100
Exercisable at end of year                751,887                       749,558                    799,388
Weighted-average fair value of
  options granted during the year    $      23.35                   $     17.82               $      17.68

    The following table summarizes information about stock options outstanding at December 31, 2000:

                         Options Outstanding                                 Options Exercisable
---------------------------------------------------------------------     ----------------------------
     Range of                     Weighted-Average
     Exercise         Number          Remaining      Weighted-Average      Number     Weighted-Average
      Prices        Outstanding   Contractual Life    Exercise Price     Exercisable   Exercise Price
------------------------------------------------------------------------------------------------------
  $        2.50      12,700              *              $  2.50            12,700         $   2.50
    18.81-20.19     134,500            1 year             19.36           134,500            19.36
    27.63-31.81     360,868           5 years             29.94           360,868            29.94
    32.50-46.50     209,867             **                42.14           180,111            41.44
    47.91-52.06     288,800           9 years             50.45            63,708            49.00
                  ---------                                               -------
     2.50-52.06   1,006,735                               36.61           751,887            31.95
                  =========                                               =======

(*)     Exercisable during lifetime of optionee
(**) Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 99,367 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of seven years

Note 8: Retirement Plans

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

    The assumptions used in the measurement of the Company's benefit obligation are shown as follows:

Weighted-average Assumptions                        Pension Benefits                Other Benefits
                                                -----------------------         ----------------------
at End of Year                                      2000         1999              2000         1999
------------------------------------------------------------------------------------------------------
Discount rate                                       7.50%        7.75%             7.50%        7.75%
Expected return on plan assets                     10.50        10.50               ---          ---
Rate of compensation increase                       4.50         4.75              4.50         4.75

    For measurement purposes, an 8.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually each year to a rate of 5.25% for 2007 and remain at that level thereafter.

    With the passage of time, actual experience differs from the assumptions used in determining the Company's pension and postretirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The effects of actual versus assumed experience, as well as changes in assumptions, give rise to actuarial gains and losses in the table that follows. These actuarial gains and losses represent differences in actual versus expected return on plan assets and other changes in assumptions and are recognized over the expected service period of active participants.

    The following table provides a reconciliation of the changes in the Plans' benefit obligations and fair value of assets for the years ended December 31, 2000, and December 26, 1999, and a statement of the funded status at December 31, 2000, and December 26, 1999:

                                                       Pension Benefits                Other Benefits
                                                    ----------------------        ------------------------
(In thousands)                                         2000          1999              2000        1999
----------------------------------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at beginning of year            $ 206,911     $ 220,157       $  32,085      $  32,648
 Service cost                                           8,012         7,618             356            462
 Interest cost                                         17,558        15,053           2,575          2,215
 Participant contributions                                ---           ---             506            279
 Actuarial (gain) loss                                 19,922       (22,576)          2,409         (1,618)
 Acquisitions                                           4,677           ---             439            ---
 Curtailment                                              ---        (2,099)            ---            ---
 Benefit payments                                     (13,219)      (11,242)         (2,828)        (1,901)
                                                    ---------     ---------       ---------      ---------
    Benefit obligation at end of year                 243,861       206,911          35,542         32,085
                                                    ---------     ---------       ---------      ---------

Change in plan assets:
 Fair value of plan assets at beginning of year       239,571       240,162             ---            ---
 Actual return on plan assets                            (972)        9,365             ---            ---
 Acquisitions                                           5,562           ---             ---            ---
 Employer contributions                                 1,695         1,286           2,828          1,901
 Benefit payments                                     (13,219)      (11,242)         (2,828)        (1,901)
                                                    ---------     ---------       ---------      ---------
    Fair value of plan assets at end of year          232,637       239,571             ---            ---
                                                    ---------     ---------       ---------      ---------

Funded status:
 Plan assets greater than (less than) benefit
    obligation                                        (11,224)       32,660         (35,542)       (32,085)
 Unrecognized transition asset                            ---        (1,012)            ---            ---
 Unrecognized prior-service cost                        2,178         2,786             ---            ---
 Unrecognized actuarial (gain) loss                   (14,668)      (60,614)          5,993          3,201
                                                    ---------     ---------       ---------      ---------
    Accrued benefit cost                            $ (23,714)    $ (26,180)      $ (29,549)     $ (28,884)
=========================================================================================================

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2000, 1999 and 1998:

                                              Pension Benefits                   Other Benefits
                                         ---------------------------      -----------------------------
(In thousands)                            2000      1999       1998        2000       1999         1998
-------------------------------------------------------------------------------------------------------
Service cost                          $  8,013   $  7,618    $  6,469    $    356    $    462    $  469
Interest cost                           17,558     15,053      14,906       2,575       2,215     2,214
Expected return on plan assets         (23,853)   (21,221)    (19,285)        ---         ---       ---
Amortization of transition asset        (1,012)      (706)       (499)        ---         ---       ---
Amortization of prior-service cost         608        588         829         ---         ---       ---
Amortization of net (gain) loss         (1,200)       (53)          2         123         114       ---
Multi-employer plans expense               467        621         589         ---         ---       ---
                                      --------   --------    --------    --------    --------    ------
   Net periodic benefit cost          $    581   $  1,900    $  3,011    $  3,054    $  2,791    $2,683
=======================================================================================================

    The Company recorded a $1.8 million curtailment gain in 1999 as a result of the sale of its Cable operations, which was included in the gain on disposal of that segment.

    The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 31, 2000, and December 26, 1999, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding tables was $28.9 million and $24.7 million, respectively.

    Assumed health care cost rates have an effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)                                                  1% Increase          1% Decrease
------------------------------------------------------------------------------------------------
    Effect on total of service and interest cost components of
      net periodic postretirement health care benefit cost       $    110            $   (101)

    Effect on the health care component of the accumulated
      postretirement benefit obligation                             1,580            $ (1,440)

    The Company also sponsors a thrift plan covering substantially all employees. Company contributions represent a partial matching of participant contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $5.3 million, $5.5 million and $5.0 million in 2000, 1999 and 1998, respectively. Beginning in 2001, the Company will increase its match to 100% of participant contributions up to a maximum of 4% of the employee's salary.

Note 9: Other

Revenue recognition

    The principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors and the sale of airtime on television stations. In addition, the sale of advertising on its newspaper and television websites and portals, as well as revenues derived from the online sale of financial data by a specialized financial services company, are becoming increasingly important. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Revenue from the sale of online financial data is recognized pro-rata over the term of the contract, subject to adjustment in certain circumstances, for usage volume.

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

    Excess of cost over fair value of net identifiable assets of acquired businesses through 1970 (approximately $32 million) is not amortized unless there is evidence of diminution in value; such excess cost incurred after 1970 is being amortized by the straight-line method over periods not exceeding 40 years. FCC licenses and other intangibles are being amortized by the straight-line method over periods ranging from 3 to 40 years. Amortization of the excess of cost over fair value of net identifiable assets of acquired businesses and FCC licenses and other intangibles was $52.6 million, $34.1 million and $34.3 million in 2000, 1999 and 1998, respectively.

    Management periodically evaluates the recoverability of long-lived assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets.

Interest

    In 2000, 1999 and 1998, the Company's interest expense from continuing operations was $42.6 million, $45 million and $61 million, respectively. Interest paid during 2000, 1999 and 1998, net of amounts capitalized, was $42.8 million, $50.9 million and $65.3 million, respectively. In 2000 and 1999, the Company earned interest income of $8.3 million and $9.4 million on investments in highly-rated commercial paper and United States Government securities. These amounts are included in Other, net on the Consolidated Statements of Operations.

Cash, cash equivalents and short-term investments

    Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

Derivatives

    The Company utilizes derivative financial instruments from time to time to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. The Company uses the accrual method to account for all interest rate swap agreements. Realized gains or losses on termination of interest rate swaps, where the underlying debt has not been terminated, are deferred and amortized over their remaining original terms as an adjustment to interest expense. Amounts which are due to or from interest rate swap counterparties are recorded as an adjustment to interest expense in the periods in which they accrue.

Inventories

    Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market. The cost of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

Other current assets

    Other current assets included program rights of $15.3 million and $13.6 million at December 31, 2000, and December 26, 1999, respectively.

Accrued expenses and other liabilities

    Accrued expenses and other liabilities consisted of the following:

(In thousands)                                                           2000                  1999
------------------------------------------------------------------------------------------------------
Payroll and employee benefits                                        $    18,767           $    20,806
Program rights                                                            15,240                12,839
Advances from unconsolidated newsprint affiliate                           6,667                 6,667
Unearned revenue                                                          17,007                14,566
Other                                                                     29,657                20,312
                                                                     -----------           -----------
    Total                                                            $    87,338           $    75,190
======================================================================================================

Lease obligations

    The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $16.9 million in 2000, $15.6 million in 1999 and $14.2 million in 1998. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2001 - $5.3 million; 2002 -$4.3 million; 2003 - $2.5 million; 2004 - $1.8 million; 2005 - $1.3 million; subsequent years - $2.8 million.

Concentrations of credit risk

    Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company's trade receivables result primarily from its publishing and broadcast operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Comprehensive Income

    The Company's comprehensive income consists of net income and unrealized gains and losses on certain investments in equity securities.

Earnings per share

    The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before extraordinary item, as presented in the Consolidated Statements of Operations.

(In thousands, except                   2000                                1999                                 1998
                        ----------------------------------- -----------------------------------  -----------------------------------
per share amounts)        Income       Shares     Per Share   Income       Shares     Per Share    Income       Shares     Per Share
                        (Numerator) (Denominator)  Amount   (Numerator) (Denominator)   Amount   (Numerator) (Denominator)   Amount
                         ---------   -----------   ------    ---------   -----------    ------    ---------   -----------    ------
Basic EPS
Income from continuing
  operations available
  to common stock-
  holders before
  extraordinary item     $  63,557      23,920     $  2.66   $  78,818     26,506       $  2.97   $  47,855      26,579     $  1.80
                                                   =======                              =======                             =======
Effect of Dilutive
  Securities
Stock options                              172                                253                                   245
Restricted stock
  and other                   (25)          97                     (34)       126                       (17)         90
                         --------      -------               ---------    -------                 ---------     -------
Diluted EPS
Income from continuing
  operations available
  to common stock-
  holders plus  assumed
  conversions before
  extraordinary item     $  63,532      24,189     $  2.63   $  78,784     26,885       $  2.93   $  47,838      26,914     $  1.78
                         =================================   ==================================   =================================

Commitments and contingencies

    Over the next five years the Company is committed to purchase approximately $28.6 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

    During 1997 and 1998, the Company entered into lease agreements whereby the owner constructed real estate facilities costing approximately $96 million; the facilities are leased to the Company for a term of up to 5 years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (88%) of the owner's cost.

Media General, Inc.
Quarterly Review

(In thousands, except per share amounts)

                                                             First             Second            Third           Fourth
                                                            Quarter            Quarter          Quarter          Quarter
---------------------------------------------------------------------------------------------------------------------------
2000
Revenues                                                $      172,458     $      211,299   $      201,865    $     244,979
Operating income                                                23,552             35,670           20,400           44,211
Income from continuing operations                               17,267             17,053            8,458           20,779
Discontinued operations                                         (2,905)            (7,415)             ---              482
Net income                                                      14,362              9,638            8,458           21,261
Income per share from continuing operations                       0.67               0.71             0.37             0.91
Income per share from continuing
        operations - assuming dilution                            0.66               0.70             0.36             0.91
Net income per share                                              0.56               0.40             0.37             0.93
Net income per share - assuming dilution                          0.55               0.39             0.36             0.93

---------------------------------------------------------------------------------------------------------------------------
Shares traded                                                    3,697              3,456            2,802            4,131
Stock price range                                       $  49.13-54.75     $  46.88-53.00   $  47.00-53.50    $ 33.65-49.50
Quarterly dividend paid                                 $         0.16     $         0.16   $         0.16    $        0.16
---------------------------------------------------------------------------------------------------------------------------

1999
Revenues                                                $      164,964     $      174,911   $      166,621    $     186,406
Operating income                                                22,745             33,803           29,509           36,519
Income from continuing operations before
     extraordinary item                                          7,814             14,779           28,187           28,038
Discontinued operations                                          3,492              1,677            2,259          796,398
Extraordinary item                                                 ---                ---              ---           (1,328)
Net income                                                      11,306             16,456           30,446          823,108
Income per share from continuing
     operations before extraordinary item                         0.29               0.56             1.06             1.06
Income per share from continuing
     operations before extraordinary
     item - assuming dilution                                     0.29               0.55             1.05             1.05
Net income per share before extraordinary item                    0.42               0.62             1.15            31.20
Net income per share before extraordinary
     item - assuming dilution                                     0.42               0.61             1.14            30.77
---------------------------------------------------------------------------------------------------------------------------
Shares traded                                                    1,840              4,382            4,676            3,787
Stock price range                                       $  44.50-53.50     $  44.31-59.50   $  46.13-53.94    $ 46.75-55.75
Quarterly dividend paid                                 $         0.15     $         0.15   $         0.15    $        0.15
---------------------------------------------------------------------------------------------------------------------------

 .   Media General, Inc., Class A common stock is listed on the American Stock
    Exchange under the symbol MEG.A. The approximate number of equity security holders of record at February 28, 2001, was: Class A common - 2,083, Class B common - 12.

 .   The Company sold its Newsprint operation in the third quarter 2000 and reported a loss of $13.8 million, net of a tax benefit of $6.2 million, including a small adjustment in the fourth quarter. The prior year and first quarter of 2000 have been restated to reflect these items as discontinued operations (net of tax).

 .   The Company sold its Cable Television operations in the fourth quarter 1999 and reported a net gain of $799 million, net of income taxes of $510 million; in the second quarter of 2000, certain adjustments related to this sale resulted in an additional net gain of $8.3 million, net of income taxes of $3.6 million.

 .   Fourth quarter 1999 results include an extraordinary item of $1.3 million
    ($0.05 per share), net of a tax benefit of $800 thousand, representing the cost associated with the termination of interest rate swaps.

Media General, Inc.
Ten-Year Financial Summary
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and management's discussion and analysis, which appear elsewhere in this report.

                                               2000            1999            1998            1997
------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues                         $   830,601     $   692,902     $   688,677     $  641,910
------------------------------------------------------------------------------------------------------

Net income (loss)                          $    53,719     $   881,316     $    70,874     $  (10,490)
Adjustments to reconcile to
operating  cash flow:
  (Income) loss from
     discontinued  operations (a)                4,350          (5,107)        (23,019)       (14,019)
  Loss on sale of GSP operations (a)            13,774              --              --             --

  Gain on sale of Cable                         (8,286)       (798,719)             --             --
     operations (a)
  Extraordinary item (b)                            --           1,328              --         63,000
  Cumulative effect of changes in
     accounting principles (c)                      --              --              --             --
  Gain on sale of Denver
     Newspapers, Inc. common stock                  --         (30,983)             --             --
  Gain on sale of Garden State
     Newspapers investment                          --              --              --             --
  Investment (income) loss
    --unconsolidated affiliates                 (5,131)         (9,067)        (22,193)       (21,037)
  Other, net                                   (16,520)        (12,637)            636         (1,798)
  Interest expense                              42,558          45,014          61,027         59,131
  Income taxes                                  39,369          51,431          26,967         25,516
                                           -----------     -----------     -----------     ----------
  Operating income (d)                         123,833         122,576         114,292        100,303
  Depreciation and amortization                101,547          72,440          69,055         65,936
                                           -----------     -----------     -----------     ----------
  Operating cash flow                      $   225,380     $   195,016     $   183,347     $  166,239
=====================================================================================================

Per Share Data: (a) (b) (c)
  Income (loss) from continuing            $      2.66     $      2.97     $      1.80     $     1.46
     operations

  Discontinued operations                        (0.41)          30.33            0.87           0.53
  Extraordinary item                                --           (0.05)             --          (2.39)
  Cumulative effect of change in
     accounting principles                          --              --              --             --
                                           -----------     -----------     -----------     ----------
  Net income (loss)                        $      2.25     $     33.25     $      2.67     $    (0.40)
-----------------------------------------------------------------------------------------------------

Per Share Data-- assuming dilution: (a) (b) (c)
  Income (loss) from continuing            $      2.63     $      2.93     $      1.78     $     1.44
     operations
  Discontinued operations                        (0.41)          29.90            0.85           0.53
  Extraordinary item                                --           (0.05)             --          (2.37)
  Cumulative effect of change in
     accounting principles                          --              --              --             --
                                           -----------     -----------     -----------     ----------
  Net income (loss)                        $      2.22     $     32.78     $      2.63     $    (0.40)
-----------------------------------------------------------------------------------------------------

Other Financial Data:
  Total assets                             $ 2,561,282     $ 2,340,374     $ 1,917,346     $1,814,201
  Working capital                               58,339         167,546          29,129         34,716
  Capital expenditures                          42,873          60,829          49,480         41,599
  Total debt                                   822,077          59,838         928,101        900,140
  Cash dividends per share                        0.64            0.60            0.56           0.53
=====================================================================================================

(a) The Company sold its Newsprint operation in September 2000 and reported a loss of $13.8 million, net of a tax benefit of $6.2 million, and sold its Cable Television operations in October 1999 and reported a gain of $807 million, net of income taxes of $513.4 million, including a small favorable adjustment in 2000. All prior periods have been restated to show income from discontinued operations (net of tax).

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


   1996           1995           1994          1993           1992            1991
---------------------------------------------------------------------------------------
$   491,235    $   427,477    $   394,531    $   374,097    $   363,752    $   367,831
---------------------------------------------------------------------------------------
$    70,498    $    53,232    $   117,009    $    25,708    $    19,000    $   (62,091)



    (14,953)       (14,614)        (8,394)       (11,545)        (6,792)       (10,667)
         --             --             --             --             --             --
         --             --             --             --             --             --
         --             --             --             --             --             --

         --             --             --             --           (687)            --

         --             --             --             --             --             --

         --             --        (91,520)            --             --             --

    (27,188)       (19,034)        (2,935)           990          4,926         75,640
     (1,979)        (6,292)        (2,300)        (3,838)        (6,635)        (1,890)
     12,680          3,858          4,118          8,343          3,950             26
     30,335         18,837         21,001          5,782          4,232          3,227
-----------    -----------    -----------    -----------    -----------    -----------
     69,393         35,987         36,979         25,440         17,994          4,245
     32,571         27,765         26,577         27,308         25,212         20,578
-----------    -----------    -----------    -----------    -----------    -----------
$   101,964    $    63,752    $    63,556    $    52,748    $    43,206    $    24,823
=======================================================================================

$      2.11    $      1.48    $      4.17    $      0.55    $      0.44    $     (2.81)
       0.57           0.56           0.33           0.44           0.26           0.41
         --             --             --             --             --             --

         --             --             --             --           0.03             --
-----------    -----------    -----------    -----------    -----------    -----------
$      2.68    $      2.04    $      4.50    $      0.99    $      0.73    $     (2.40)
--------------------------------------------------------------------------------------

$      2.09    $      1.46    $      4.13    $      0.53    $      0.44    $     (2.81)
       0.56           0.55           0.32           0.45           0.26           0.41
         --             --             --             --             --             --

         --             --             --             --           0.03             --
-----------    -----------    -----------    -----------    -----------    -----------
$      2.65    $      2.01    $      4.45    $      0.98    $      0.73    $     (2.40)
--------------------------------------------------------------------------------------

$ 1,025,484    $ 1,016,743    $   787,165    $   745,242    $   787,425    $   762,311
     13,373         22,938         14,833          9,551          9,657          3,668
     28,510         29,076         56,919         32,837         92,319        115,383
    276,318        327,235        173,144        262,550        321,487        277,428
       0.50           0.48           0.44           0.44           0.44           0.44
======================================================================================

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

OPERATING LOCATIONS
PUBLISHING

DAILY NEWSPAPERS
Virginia

   Richmond Times-Dispatch
   Bristol Herald Courier
   The (Lynchburg) News & Advance
   The (Charlottesville) Daily Progress
   Potomac News (Prince Wm. County)
   Danville Register & Bee
   The (Waynesboro) News Virginian
   Manassas Journal Messenger
   Culpeper Star-Exponent

North Carolina

   Winston-Salem Journal
   (Concord & Kannapolis)
     Independent Tribune
   Hickory Daily Record
   Statesville Record & Landmark
   The (Morganton) News Herald
   The Reidsville Review
   The (Eden) Daily News
   The (Marion) McDowell News

Florida

   The Tampa Tribune
   Highlands Today (Sebring)
   Hernando Today (Brooksville)
   Jackson County Floridan

Alabama

   The Dothan Eagle
   Opelika-Auburn News
   Enterprise Ledger

South Carolina

   (Florence) Morning News

OTHER OPERATIONS
Colorado

   The Denver Post (20% ownership)

Washington, D.C.

   Media General News Service

North Carolina

   Media General Syndication Services
    .   Star Watch
    .   Spotlight
    .   Parent's Post
    .   Mature Times
    .   LapbyLap
    .   Frontiers
NEWSPRINT AFFILIATE
   SP Newsprint Co. (33% ownership)
      Dublin, Ga.; Newberg, Ore.


OTHER PERIODICALS
Virginia
   A Magazine (Bristol)
   Belvoir Eagle
   Better Living (Danville)
   Bland Messenger
   The Burg (Lynchburg)
   Charlottesville Business Journal
   Clinch Valley News
   Culpeper News
   The Draft (Stuarts Draft)
   Floyd Press
   Greene County Record
   HealthBeat (Charlottesville)
   Madison County Eagle
   Orange County Review
   Quantico Sentry
   Region 2000 Business (Lynchburg)
   Richlands Mountain Advisor
   Richlands News Press
   Rural Virginian (Charlottesville)
   Smyth County News & Messenger
   Stafford County Sun
   Virginia Business (statewide)
   Washington County News
   Southwest Virginia Enterprise

North Carolina

   The Davidson Gazette
   The (Madison) Messenger
   The Mooresville Tribune

Florida

   The Brandon News
   Carrollwood News
   East Bay Breeze
   The (Plant City) Courier
   South Tampa News
   Town 'N Country News
   The Sun (Sun City Center)
   The Suncoast News
   Temple Terrace News
   West Pasco Press

Alabama

   Army Flier (Fort Rucker)
   The Ashford Power
   The Auburn Bulletin
   The Dothan Progress
   The Headland Observer

South Carolina

   Lake City News & Post
   Marion Star & Mullins Enterprise
   The Weekly Observer (Hemingway)

BROADCAST

TELEVISION STATIONS
   WIAT-CBS, Birmingham, Ala.
   WKRG-CBS, Mobile, Ala./Pensacola, Fla.
   WJWB-WB, Jacksonville, Fla.
   WMBB-ABC, Panama City, Fla.
   WFLA-NBC, Tampa, Fla.
   WJBF-ABC, Augusta, Ga.
   WRBL-CBS, Columbus, Ga.
   WSAV-NBC, Savannah, Ga.
   WNEG-CBS, Toccoa, Ga.
   KIMT-CBS, Mason City, Iowa
   KBSD-CBS, Dodge City, Kan.
   KBSL-CBS, Goodland, Kan.
   KBSH-CBS, Hays, Kan.
   KWCH-CBS, Wichita, Kan.
   WTVQ-ABC, Lexington, Ky.
   KALB-NBC, Alexandria, La.
   WHLT-CBS, Hattiesburg, Miss.
   WJTV-CBS, Jackson, Miss.
   WNCT-CBS, Greenville, N.C.
   WASV-UPN, Greenville/Spartanburg/ Anderson, S.C./Asheville, N.C. WCBD-NBC, Charleston, S.C.
   WBTW-CBS, Florence/Myrtle Beach, S.C.
   WSPA-CBS, Greenville/Spartanburg/
      Anderson, S.C./Asheville, N.C.
   WDEF-CBS, Chattanooga, Tenn.
   WJHL-CBS, Johnson City, Tenn.
   WSLS-NBC, Roanoke, Va.
   Professional Communications Systems,
      Tampa, Fla.
INTERACTIVE MEDIA
   Media General Financial Services,
       Richmond, Va.
   Tampa Bay Online (TBO.com) Tampa, Fla.
   gatewayva.com, Richmond, Va.
   timesdispatch.com, Richmond, Va.
   JournalNow.com, Winston-Salem, N.C.
   FlorenceMyrtleBeach.com, Florence, S.C.

Media General also operates more than 50 additional online enterprises related to its publications and television stations.

                                    Page 46