Form 10-K, Exhibit 13
period 2001-12-30
MEDIA GENERAL INC
filed 2002-03-28
CIK 216539

                                                                       EXHBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

This discussion addresses the principal factors affecting the Company's financial condition and operations during the past three years and should be read in conjunction with the financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

The impact of the events of 2001 was pervasive. The year began with a sharp decline in advertising spending across all media. This advertising decline persisted for the entire year as part of a larger recession in the overall economy. Then the terrorist attacks of September 11th exacerbated an already weak economic environment. The Company was greatly affected by these events, but responded positively and, more importantly, positioned itself for the coming recovery.

From 1995 through 2000, the Company made a number of strategic publishing and broadcast acquisitions, while disposing of its cable and wholly owned newsprint operations. The Company now has 26 network affiliated television stations versus three, 25 daily newspapers versus three, and a separate division, Interactive Media, managing its interactive and online operations. The Company also owns nearly 100 weekly newspapers and other periodicals. The Interactive Media Division was launched in January 2001. It operates in conjunction with the Publishing and Broadcast Divisions to foster the Company's strategy of convergence by: delivering information and entertainment through the Company's existing websites, capitalizing on new online growth opportunities, and providing expanded choices for advertisers, readers, viewers and users. The Company's convergence efforts, initially focused in Tampa, continue to thrive there and are deepening their roots in many other markets and throughout Media General's culture. The leader of those efforts in Tampa, Reid Ashe, was named President and Chief Operating Officer in 2001 and together with Chairman Stewart Bryan and Vice Chairman Marshall Morton function as the Office of the Chief Executive.

The Company instituted significant cost restraints, which are still in place, in response to the economic conditions of 2001, and did so in a measured way so that key employees and skill sets were maintained. Additionally, during 2001, the Company replaced its existing revolving credit facility with a new five-year $1 billion revolving credit facility and a $1.2 billion debt-equity shelf registration to provide the financial flexibility to respond to strategic acquisition opportunities, including those expected to arise if and when the Federal Communications Commission eliminates or modifies its cross-ownership and duopoly regulations. The Company also transferred the listing of its common stock to the New York Stock Exchange to provide greater visibility and liquidity to the Company's stock. The combination of the Interactive Media Division's emergence, the convergence efforts of all three divisions, the cost restraints, the new credit facilities, and the Company's presence on the New York Stock Exchange positions the Company well as it enters 2002.

RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions. The notes to the financial statements, most particularly Note 9, contain information on the critical accounting policies of the Company. Additional information regarding the importance of management's judgment and assumptions is included in the "Newsprint", "Intangible Amortization Expense", and "Interest Income and Expense" sections of this Discussion and Analysis.

NET INCOME

Net income in 2001 dropped 66% to $18 million ($0.79 per diluted share) from $54 million ($2.22 per diluted share) in 2000. After adjusting for discontinued operations, the deep and sustained advertising revenue decline throughout 2001 was the most significant factor in the 72% drop in income from continuing operations. Comparisons with the prior year are also adversely affected by the presence of a fifty-third week in 2000's fiscal calendar versus fifty-two weeks in 2001. Declines were seen in all major revenue categories including, most notably, Classified and Retail in the Publishing Division and National and Political in the Broadcast Division. These were offset in part by the benefits of various cost containment initiatives and by the full-year impact of the acquisitions made in 2000, but still resulted in a $46 million decrease in segment operating income. A $12 million increase in interest expense and an $8 million increase in intangibles amortization were also primarily related to the full-year impact of the March 2000 acquisition of Spartan Communications, Inc. (Spartan) and the August 2000 acquisition of certain newspaper groups from Thomson Newspapers (Thomson). Additionally, "Other" was negatively affected by the absence of $8.2 million of interest income that had been present in 2000 and $7 million of

                                                                            |
                                                         Media General 2001 | 17
additional expense related to a newsprint swap contract, prior to its termination in November 2001. On a positive note, the Company's share of the results of SP Newsprint Company increased 150% to $19 million.

Results for both 2000 and 1999 were heavily influenced by several significant and non-recurring events. Additionally, 2000 included a fifty-third week of results as compared to fifty-two weeks in 1999. The accompanying chart facilitates a better understanding of the Company's year-over-year comparative performance excluding the listed unusual items on an after-tax basis. Inclusive of these unique items, net income for 2000 was $54 million ($2.22 per diluted share) compared to $881 million ($32.78 per diluted share) for 1999.

(In millions)                                       2000          1999
------------------------------------------------------------------------
Net income                                        $   53.7     $  881.3
Adjusted for:
  Gain on sale of Cable operations                      --       (798.7)
  Extraordinary item (debt redemption)                  --          1.3
  Gain on sale of Denver common stock                   --        (18.9)
  (Income) loss from discontinued operations           4.3         (5.1)
  Loss on sale of Garden State Paper                  13.8           --
  Gain on Cable sale - adjustment                     (8.3)          --
                                                 -----------------------
      Net income as adjusted                      $   63.5     $   59.9
                                                 =======================

Excluding these unique items, net income rose 6% in 2000 over the prior year. This rise was principally due to a 77% increase in Broadcast operating profits, primarily attributable to the addition of the newly acquired Spartan properties. Publishing results were flat despite the acquisition of the Thomson properties. Strong Broadcast results more than offset a 55% rise in acquisition-related intangibles amortization expense, a 19% increase in Corporate expense due to the expanded resources necessary to support the Company's broadened operations, and an additional week of expenses in 2000. Earnings per share assuming dilution, excluding the items in the previous chart, increased 18% to $2.63 per share from $2.23 per share. This seemingly disproportionate percentage increase in EPS as compared to net income was primarily accounted for by the Company's stock repurchase program, which lowered average shares outstanding by 2.7 million shares, just over 10%, in 2000.

PUBLISHING

Publishing Division operating income decreased $22 million during 2001 to $128 million. After adjusting for the $6.7 million positive effect of having a full-year of performance from units acquired in the previous year, most notably Thomson, as well as a $4 million increase in the Company's share of the Denver Post's results, operating income decreased by $33 million. Including the effect of one less week, revenue from operations owned in both years was down $42 million (8%), while operating expenses were held below the prior year level by $13 million. The Division felt the advertising weakness in virtually every category although Classified, down 12% due to soft employment and automotive, and Retail, down 8% due to weakness in most sectors, were most severely affected. The accompanying graph shows current-year declines in all major advertising categories and indicates, notably, that weakness in 2001 left Retail and Classified advertising levels lower than two-years ago.

[CHART]

                                   PUBLISHING
                      OPERATIONS OWNED FULLY IN ALL YEARS
                        ADVERTISING REVENUES BY CATEGORY

                                       2001       2000        1999
                                       ----       ----        ----
Retail                               130.120    141.814     140.036
Classified                           161.115    182.237     170.747
General                               31.049     31.969      26.618
Preprints                             63.191     66.156      62.316

   |
18 | Media General 2001

The benefit of the Division's cost control measures, while substantial, could not overcome the severity of the advertising decline. Excluding acquisitions and aided by one less week in fiscal 2001, operating expenses were down $13 million as compared to 2000. The measures included a hiring freeze, restricted travel and entertainment and restricted marketing and promotion expense. The Division's savings were also aided by $2.5 million lower newsprint expense during the year. Although the $522 average price per short ton paid during 2001 was $35 per ton higher than 2000, reduced consumption more than offset the increased price. Consumption was reduced as a result of both lower levels of advertising and the Division's efforts at conservation, including part- and full-year effects of narrowing the width of all our daily newspapers.

The Company's 20% share of The Denver Post's results improved $4 million during 2001 from a prior-year loss of $932,000 to income of $3.1 million. These results included several one-time items related to the formation of a Joint Operating Agreement (JOA) between The Denver Post and the Denver Rocky Mountain News in January 2001. The Company's share included a $6.1 million gain resulting from an initial payment made by the Denver Rocky Mountain News partially offset by several million dollars of initial consulting and start-up costs. The operations of the newspapers themselves suffered depressed revenue and profits along with the rest of the industry.

Operating income for the Publishing Division remained relatively flat in 2000, increasing less than $1 million from 1999. Excluding the acquired Thomson properties, which contributed $5.7 million of operating income in 2000, revenues increased $23 million but were virtually offset by higher operating expenses. The previous graph illustrates improved revenues in all advertising categories from 1999 to 2000. Classified revenues showed the largest increase on the strength of automotive advertising; General advertising was up due to strong telecommunications advertising.

Comparing the operations owned in both years, Publishing operating expenses rose significantly due to a combination of factors. Employee compensation and benefit expense increased more than $10 million in 2000 as a result of salary increases combined with staffing new positions. Newsprint expense rose $5.4 million due to increased consumption, coupled with higher average cost per ton, up $30 per short ton. Finally, other operating costs were up due to higher circulation, marketing and promotion, and occupancy costs. The Tampa Tribune incurred additional expense and rental costs related to moving its newsroom to the News Center, which also houses WFLA-TV and the Company's regional portal, TBO.com.

BROADCAST

Operating income in the Broadcast Division decreased 27% to $49 million in 2001. The decline was felt almost equally at the former Spartan stations, which were owned for twelve months in 2001 versus nine months in the prior year, and at the Company's remaining operations, which were fully owned in both years. Mirroring Publishing, revenue declines were the main reason, as fiscal 2001 did not benefit from major advertising for either the Olympics or political races. Additionally, the Division's revenues were adversely affected by one less week in fiscal 2001 and over four days of commercial-free air time due to nonstop news coverage in the wake of the attacks of September 11th. The accompanying graph reflects total gross time sales for Local, National, and Political advertising for the operations owned fully in all years.

[CHART]

                                    BROADCAST
                      OPERATIONS OWNED FULLY IN ALL YEARS
                       ADVERTISING TIME SALES BY CATEGORY

                                2001     2000      1999
                                ----     ----      ----
Local                         100.618  101.998    98.286
National                       55.015   63.101    61.277
Political                       1.431   12.210     2.698

                                                                            |
                                                         Media General 2001 | 19

National advertising, with the automotive and telecommunications categories being hardest hit, was down approximately 13%, and Political advertising was almost 90% lower than the prior year as anticipated in an odd-numbered year. The Broadcast Division's efforts to make up for National and Political advertising weakness were evident in Local advertising but fell just short of the prior year. The former Spartan stations showed similar trends.

Offsetting these revenue shortfalls were aggressive cost restraint measures. Operating expenses excluding the former Spartan stations were down almost 5% with savings coming from a hiring freeze, restricting travel and research spending, and the absence of political news coverage costs. Additional savings were achieved in programming expenses. These cost restraints remain in place as the Company enters 2002. During the second quarter of 2001, the Division also began the implementation of a new system that inserts advertisements into programming on a centralized basis for most of the Company's stations. This system requires fewer employees and allows the Division to better manage its receivables and available advertising time.

Broadcast operating income rose $29 million in 2000 as compared to 1999; $25 million of this increase was due to the second-quarter addition of Spartan. Excluding Spartan, revenues rose a solid $14 million, while operating expenses increased $10 million. In 2000, Political advertising revenues posted a very strong year-over-year increase as a result of the hotly contested presidential and congressional elections; National revenues rose on the strength of the automotive sector, and Local advertising improved due to vigor in the telecommunications and services sectors. Excluding Spartan, the small to mid-size stations posted nearly 50% of this total advertising revenue increase in 2000, while the Company's largest station, WFLA in Tampa, was responsible for the remainder.

During 2000, excluding Spartan, employee compensation and benefit expense rose 6.5% due to normal salary and benefit cost adjustments, while programming costs increased 4.5% as a result of enhanced programming. The Company's Tampa station was responsible for a large portion of these increased operating expenses for the reasons mentioned above as well as higher occupancy costs as WFLA moved into its new headquarters, the News Center, early in the year. The Division benefited from the investment made in previous years in its small to mid-market stations to invigorate their performance. In 2000, these stations combined to produce an 18% year-over-year increase in operating profits.

INTERACTIVE MEDIA

The Interactive Media Division was launched January 1, 2001, to operate in conjunction with the Publishing and Broadcast Divisions for the purpose of fostering the Company's strategy of convergence. Prior-period amounts have been restated to reflect this launch. However, comparisons are difficult because critical aspects of the Division's infrastructure and management did not exist prior to 2001. The Division registered an operating loss of $9.3 million during 2001, which was $5.7 million worse than 2000 but did include an 11% increase in revenues. The increased revenues were attributable to a 76% rise in Banner advertising and a 28% rise in Classified advertising including a successful up-sell arrangement initiated in Tampa and being implemented across the Division. Under the up-sell arrangement, customers pay an additional fee to have their classified ad placed online, simultaneously with its publication in the newspaper.

With the rollout of the new Division, the Company anticipated increased losses for a two to three year period as new products were developed, new advertiser relationships were built, and the infrastructure to manage the Division was formed. Product development and relationship building are progressing nicely; strong divisional management has been put in place, and the core infrastructure to operate the Division has been set. As expected, these wholly owned portals and websites did show an increased operating loss of approximately $1.6 million during the year. Additionally, Media General Financial Services' profits were down 18.5% due to expenses associated with the development of new databases that should begin generating revenue in 2002. The remainder of the increase in operating losses during the year related to investments in dot-com companies. These investments resulted in $2.8 million of higher investment write-offs in 2001 and $800,000 of additional losses from the Company's share of investments accounted for under the equity method. The Company is not expecting further write-offs of its remaining investments -- which had a book value of approximately $16 million at year end -- in the coming year.

Operating losses for the Interactive Media Division increased from $236,000 in 1999 to $3.6 million in 2000. The biggest factors contributing to this increased loss were a $1.4 million increase in the Company's share of the losses of PowerOne Media, Inc. (formerly Ad One, LLP) and a $1.3 million write-off of an investment in a dot-com company. The Division's wholly owned operations including MGFS generated 70% more revenue during 2000 but lost an additional $700,000 as websites and online operations were developed and expanded while still under the auspices of the Publishing and Broadcast Divisions.

   |
20 | Media General 2001

NEWSPRINT

The Company's results are influenced by newsprint prices in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company
(SPNC), a domestic newsprint manufacturer with a capacity of one million short tons annually. Higher newsprint prices are beneficial to SPNC, and when they translate into higher profits, as they did in 2001, the Company's share of SPNC's income also increases. Second, a significant expense, 17% of total expenses in 2001, for the Publishing Division is the cost of newsprint as the Division uses approximately 140,000 short tons annually. As newsprint prices increase, the Publishing Division's production costs increase. These influences taken together result in the Company's being a net beneficiary of higher newsprint prices.

Concurrent with its completion of the third quarter 2000 sale of Garden State Paper Company (GSP), a former newsprint subsidiary, to Enron North America Corporation (Enron), the Company entered into a seven-year financial newsprint swap agreement with the buyer, under which the Company received a floating price per metric ton and paid a fixed price of $596 per metric ton. With the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, at the beginning of 2001, a portion of the agreement was designated as a cash flow hedge. The objective of this hedge was to mitigate the variability of cash flows, due to changes in prices, in the Publishing Division's newsprint purchases.

In late November of 2001, the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the agreement was signed. The Company believes that no further payments are due by either party under the agreement. Enron filed for bankruptcy shortly thereafter. As of year-end, the Company had received no communication from Enron with respect to the termination. The Company will continue to monitor and evaluate the situation which may result in non-cash income for the Company in future years.

[CHART]

                          NEWSPRINT PRICE PER SHORT TON

Dec-98     520
Mar-99     480
Jun-99     429
Sep-99     412
Dec-99     451
Mar-00     447
Jun-00     486
Sep-00     512
Dec-00     532
Mar-01     563
Jun-01     549
Sep-01     487
Dec-01     434

Newsprint prices, as shown in the accompanying graph, declined through the first nine months of 1999 then began a gradual but fairly steady ascent through 2000 to just over $570 per short ton near the end of the first quarter of 2001 and then rapidly descended to below $450 per short ton at the end of 2001. The Company's income from SPNC over the three-year period reflects these prices with income of $6.6 million in 1999 increasing slightly to $7.7 million in 2000 and then jumping to $19.3 million in 2001. Much of the current-year income at SPNC occurred early in the year, prior to the price declines; the Company is not expecting newsprint prices to rebound immediately, and thus results from SPNC in 2002 are expected to be significantly lower than 2001.

The declining prices and more importantly their effect on forecasted future newsprint prices also had an impact on the Company's newsprint swap valuation prior to its termination. The Company recorded net after-tax charges to Other Comprehensive Income (OCI) of $19 million, representing the decline in estimated fair value of the derivative based on these forecasted newsprint prices. Additionally, the Company recorded a pre-tax, non-cash loss of approximately $5.5 million in 2001 compared to income of $1.5 million in 2000 related primarily to the decrease in the estimated fair value of that portion of the contract not designated as a hedge. A liquid market does not exist for a swap with this duration, so valuations were based on a discounted cash flow model that had as its core projected newsprint prices from an economic forecasting firm unrelated to either the Company or Enron. Prior to its termination, these valuations required significant judgment and were sensitive to changes in assumptions, most notably changes in future newsprint prices.

INTANGIBLES AMORTIZATION EXPENSE

Acquisition intangibles amortization expense increased from $34 million in 1999 to $53 million in 2000 and to $60 million in 2001. These increases were due overwhelmingly to the inclusion of nine months of Spartan and five months of Thomson in 2000 and 12 months of both in 2001. Fiscal 2002 will be markedly different as the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, as of the beginning of the year. This Statement establishes new accounting for goodwill and certain other indefinite-lived intangible assets and establishes a new method of testing those assets for value impairment. It continues to require recognition of these items as assets, but amortization for certain intangible assets ceases upon adoption. The Company anticipates its acquisition intangibles amortization expense will range from $11 million to $17 million in 2002 compared to $60 million in 2001. The new standard also requires that these intangible assets be separately tested for impairment annually using a fair-value-based approach.

                                                                            |
                                                         Media General 2001 | 21

The Company is in the process of studying and implementing the Statement's provisions, which are evolving and can be complex, particularly in light of the Company's significant acquisition activity in recent years. The impairment approach set forth by the new standard requires significant judgment by management and the use of assumptions and estimates at several different levels to determine the fair values and potential impairment. This testing is being done as of the beginning of fiscal 2002 but follows a very difficult advertising year which could impact the fair value. It is possible that a write-down of existing goodwill and intangible assets could result from applying the impairment provisions of the new standard.

INTEREST INCOME AND EXPENSE

Interest expense increased $12 million to $54 million during 2001. This increase was due to a $225 million increase in average debt outstanding, the full-year impact of acquisitions financed with debt in 2000, partially offset by a decrease in the Company's effective interest rate, the result of interest rate cuts throughout 2001, to an average of less than 7%. Interest expense in 2000 decreased $2.5 million from 1999 due primarily to a $56 million reduction in average debt outstanding. This debt reduction was effected when a portion of the proceeds from the October 1999 sale of the Company's Cable operations was used to repay all bank debt then outstanding and to terminate the associated interest rate swaps. Acquisitions in 2000 increased the Company's debt; however, average debt outstanding still remained appreciably lower than the prior-year's level. The effective interest rate rose from just over 7% in 1999 to approximately 7.5% in 2000.

In October 1999, the Company invested certain proceeds, approximating $665 million, from the Cable sale in prime-rated commercial paper and earned interest income of $8.2 million in the first quarter of 2000 and $9.4 million in the fourth quarter of 1999 on these investments.

Upon the adoption of the new accounting standard relating to derivatives at the beginning of 2001, the Company had four interest rate swaps with notional amounts totaling $300 million. During the year the Company entered into two swaps totaling $150 million in notional amount, and one swap with a $75 million notional amount matured. Thus at year-end, the Company had five interest rate swap agreements with notional amounts totaling $375 million and with maturities ranging from three to fifteen months. In accordance with the new standard, the fair value of these swaps was recorded as a $13 million liability as of the end of the year with all offsetting amounts, net of deferred taxes, included in OCI.

These swaps are part of an overall risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. These interest rate swaps are cash flow hedges that effectively convert the covered portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.7%. Additionally, during the year the Company issued $200 million in five-year senior notes with a fixed coupon rate of 6.95%. Because of the interest rate swaps, if short-term interest rates were to be either higher or lower by one percentage point throughout 2002, and assuming the senior notes were in place for the full year and the Company's interest rate swap agreements and other long-term debt levels were consistent with 2001, the Company's interest expense and income before taxes would change by only approximately $2.6 million. This amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment balances, and interest rate swap agreements.

INCOME TAXES

The Company's effective tax rate on income from continuing operations was approximately 42%, 38%, and 39% in 2001, 2000 and 1999. The increase in 2001's tax rate was primarily due to non-deductible items that had a proportionately greater impact due to the year's lower pre-tax income. The slight dip in 2000's effective tax rate from 1999 was primarily due to a lower effective state tax rate precipitated by a reorganization of corporate entities following recent acquisitions and dispositions. It is expected that the Company's effective tax rate will drop in 2002 due to the adoption of the new standard on goodwill and intangible assets.

LIQUIDITY

The Company made a smooth transition during the year from a revolving credit facility that had served the Company admirably since 1996 to a new more flexible structure that should allow for the continued growth of the Company. The Company replaced its $1.2 billion revolving credit facility with a similar five-year $1 billion facility and a universal shelf registration which allows for combined public debt or equity totaling $1.2 billion (together the "Facilities"). The Company is also in the process of renewing for five years a lease financing arrangement with an entity that borrowed funds and constructed buildings in Richmond and Tampa that the Company occupies and on which the Company has guaranteed recovery of a portion (88%) of the owner's approximate $96 million cost (see Note 9 to the accompanying consolidated financial statements).

   |
22 | Media General 2001

The Company has the following contractual obligations as of December 30, 2001:

(In millions)                             Payments due by periods
                                           Less than   1-2       3-4    After 4
Contractual obligations            Total    1 year    years     years    years
-------------------------------------------------------------------------------
Long-term debt                    $ 776.9   $ 27.0   $    --   $ 749.9   $  --
Capital leases                        1.1      0.3       0.5       0.3      --
Operating leases /1/                 15.0      4.7       5.0       2.4     2.9
Broadcast film rights /2/            49.1     21.3      24.1       3.7      --
                                  ---------------------------------------------
Total obligations                 $ 842.1   $ 53.3   $  29.6   $ 756.3   $ 2.9
                                  =============================================

/1/ Minimum commitments under leases with noncancelable terms in excess of one year.

/2/ Includes film rights recorded on the balance sheet and commitments to purchase film rights not yet produced.

As mentioned, the Company issued $200 million in senior notes due September 1, 2006, under the shelf registration. The senior notes are currently guaranteed by the Company's subsidiaries. The Facilities carry cross-default provisions and very similar covenants including an interest coverage ratio and a leverage ratio. A significant drop in the Company's EBITDA (a measure of cash earnings as defined in the agreements for the Facilities) or a large increase in the Company's debt level could make meeting the leverage ratio challenging. The Company was in compliance with all covenants at year-end and expects to remain in compliance with them going forward.

Despite weak operating results during 2001, net cash from operating activities of $124 million provided funds to pay for capital expenditures ($54 million), pay dividends ($16 million), pay up-front costs related to the Facilities ($12 million) as well as to reduce long-term debt outstanding by more than $40 million. A significant portion of the increase in capital spending in 2001 was related to the Company's conversion to digital broadcasting including a new station being constructed in Charleston. The Company expects to make further investments of approximately $50 million for this conversion over the next three years, a significant portion of which is expected in 2004. The Company anticipates income from continuing operations to be sufficient to fully utilize, over the next several years, net operating losses acquired from Spartan (see Note 6 to the accompanying consolidated financial statements).

With the new facilities in place and an expected improvement in operating results, the Company believes that internally generated funds provided by operations together with the Facilities are more than adequate to finance projected capital expenditures, dividends to stockholders and 2002 working capital needs. Additionally, the Company believes that the financial flexibility afforded by the Facilities will allow it to react quickly to opportunities that may arise if cross-ownership and duopoly regulations are eliminated or modified.

OUTLOOK FOR 2002

While 2001 was a very difficult year for our country in general with the recession and the terrorist attacks, and for the Company in particular with the severely depressed advertising environment, significant strides were made that auger well for 2002 and beyond. It may take some time for revenues to fully recover to their pre-2001 levels, but the establishment of the Interactive Media Division, the implementation of cost control measures, the creation of the Office of the Chief Executive, and burgeoning convergence initiatives will produce more meaningful results in 2002 across all our Divisions. The return of the Olympics and political spending will aid the Broadcast Division even further. But perhaps the most exciting prospect for 2002 and beyond is the potential for the Company to capitalize if and when the FCC eliminates or modifies its cross-ownership and duopoly regulations. This will greatly enhance the Company's ability to further its convergence strategy in the Southeast and provide long-term value to shareholders.

                              *  *  *  *  *  *  *

Certain statements in this annual report that are not historical facts are "forward-looking" statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, advertising levels and the effect of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company "believes," "anticipates," "expects," "estimates," "intends" and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company's results of operations and its financial condition.

                                                                            |
                                                         Media General 2001 | 23

MANAGEMENT STATEMENT OF RESPONSIBILITY
--------------------------------------------------------------------------------

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

January 29, 2002

/s/ J. Stewart Bryan III    /s/ Marshall N. Morton      /s/ O. Reid Ashe, Jr.

J. Stewart Bryan III        Marshall N. Morton          O. Reid Ashe Jr.
Chairman and                Vice Chairman and           President and
Chief Executive Officer     Chief Financial Officer     Chief Operating Officer

REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 30, 2001, and December 31, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 30, 2001, and December 31, 2000, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 9 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to comply with the accounting provisions of Statement of Financial Accounting Standards No. 133.

January 29, 2002                                /s/ Ernst & Young LLP
Richmond, Virginia

   |
24 | Media General 2001

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

                                                                                 Fiscal Years Ended
                                                                 ------------------------------------------------
                                                                  December 30,     December 31,     December 26,
                                                                     2001             2000             1999
                                                                                   (53 weeks)
-----------------------------------------------------------------------------------------------------------------
Revenues                                                          $    807,176     $    830,601     $    692,902
Operating costs:
   Production                                                          354,740          343,949          288,677
   Selling, general and administrative                                 265,990          261,272          209,209
   Depreciation and amortization                                       113,732          101,547           72,440
-----------------------------------------------------------------------------------------------------------------
       Total operating costs                                           734,462          706,768          570,326
-----------------------------------------------------------------------------------------------------------------

Operating income                                                        72,714          123,833          122,576
-----------------------------------------------------------------------------------------------------------------

Other income (expense):
   Interest expense                                                    (54,247)         (42,558)         (45,014)
   Investment income - unconsolidated affiliates                        19,949            5,131            9,067
   Gain on sale of Denver Newspapers, Inc. stock                            --               --           30,983
   Other, net                                                           (7,470)          16,520           12,637
-----------------------------------------------------------------------------------------------------------------
       Total other income (expense)                                    (41,768)         (20,907)           7,673
-----------------------------------------------------------------------------------------------------------------

Income from continuing operations before income
   taxes and extraordinary item                                         30,946          102,926          130,249
Income taxes                                                            13,022           39,369           51,431
-----------------------------------------------------------------------------------------------------------------

Income from continuing operations before extraordinary item             17,924           63,557           78,818
Discontinued operations:
   Income (loss) from discontinued operations (net of income
      tax benefit of $2,471 in 2000 and income
      taxes of $2,576 in 1999)                                              --           (4,350)           5,107
   Gain (loss) on sale of operations (net of income taxes of
     $160 in 2001, income tax benefit of $2,604 in 2000 and
     income taxes of $509,760 in 1999)                                     280           (5,488)         798,719
Extraordinary item from early redemption of debt (net of
   income tax benefit of $800)                                              --               --           (1,328)
-----------------------------------------------------------------------------------------------------------------

Net income                                                        $     18,204     $     53,719     $    881,316
-----------------------------------------------------------------------------------------------------------------

Earnings per common share:
   Income from continuing operations before extraordinary item    $       0.79     $       2.66     $       2.97
   Income (loss) from discontinued operations                             0.01            (0.41)           30.33
   Extraordinary item                                                       --               --            (0.05)
                                                                 ------------------------------------------------

Net income                                                        $       0.80     $       2.25     $      33.25
                                                                 ------------------------------------------------

Earnings per common share - assuming dilution:
   Income from continuing operations before extraordinary item    $       0.78     $       2.63     $       2.93
   Income (loss) from discontinued operations                             0.01            (0.41)           29.90
   Extraordinary item                                                       --               --            (0.05)
                                                                  -----------------------------------------------

Net income                                                        $       0.79     $       2.22     $      32.78
                                                                  -----------------------------------------------

Notes to Consolidated Financial Statements begin on page 30.

                                                                            |
                                                         Media General 2001 | 25

CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)

ASSETS
                                                                   December 30,    December 31,
                                                                       2001            2000
------------------------------------------------------------------------------------------------
Current assets:
   Cash, cash equivalents and short-term investments               $      9,137    $     10,404
   Accounts receivable (less allowance for doubtful
     accounts 2001 - $8,085; 2000 - $7,471)                             112,431         117,254
   Inventories                                                            4,860           7,168
   Other                                                                 36,610          38,054
                                                                  ------------------------------
     Total current assets                                               163,038         172,880
------------------------------------------------------------------------------------------------

Investments in unconsolidated affiliates                                114,588          90,739
------------------------------------------------------------------------------------------------

Other assets                                                             71,308          59,565
------------------------------------------------------------------------------------------------

Property, plant and equipment, at cost:
   Land                                                                  30,458          30,465
   Buildings                                                            168,625         157,504
   Machinery and equipment                                              463,250         459,012
   Construction in progress                                              29,125           6,795
   Accumulated depreciation                                            (305,542)       (273,826)
                                                                  ------------------------------
     Net property, plant and equipment                                  385,916         379,950
------------------------------------------------------------------------------------------------

Excess of cost over fair value of net identifiable assets
   of acquired businesses (less accumulated amortization
      2001 - $106,837; 2000 - $80,817)                                  933,957         958,443
------------------------------------------------------------------------------------------------

FCC licenses and other intangibles (less accumulated
   amortization 2001 - $116,009; 2000 - $81,555)                        865,252         899,705
------------------------------------------------------------------------------------------------

Total assets                                                       $  2,534,059    $  2,561,282
================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

   |
26 | Media General 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                              December 30,      December 31,
                                                                                  2001              2000
-------------------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                           $     19,909      $     27,203
   Accrued expenses and other liabilities                                           80,588            87,338
                                                                             -------------     --------------
     Total current liabilities                                                     100,497           114,541
-------------------------------------------------------------------------------------------------------------

Long-term debt                                                                     777,662           822,077
-------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                              350,854           351,491
-------------------------------------------------------------------------------------------------------------

Other liabilities and deferred credits                                             141,378           101,251
-------------------------------------------------------------------------------------------------------------

Commitments and contingencies (Note 9)
-------------------------------------------------------------------------------------------------------------

Stockholders' equity:
   Preferred stock ($5 cumulative convertible), par value $5 per share:
     Authorized 5,000,000 shares; none outstanding
   Common stock, par value $5 per share:
     Class A, authorized 75,000,000 shares; issued 22,420,065 and
       22,158,070 shares                                                           112,100           110,790
     Class B, authorized 600,000 shares; issued
       556,574 shares                                                                2,783             2,783
   Additional paid-in capital                                                       10,006                --
   Accumulated other comprehensive income (loss):
     Unrealized loss on equity securities                                           (1,953)           (3,481)
     Unrealized loss on derivative contracts                                       (19,060)               --
   Unearned compensation                                                            (6,780)           (2,145)
   Retained earnings                                                             1,066,572         1,063,975
                                                                             --------------    --------------
     Total stockholders' equity                                                  1,163,668         1,171,922
-------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                                    $  2,534,059      $  2,561,282
=============================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

                                                                            |
                                                         Media General 2001 | 27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except shares and per share amounts)

                                                                                            Accumulated
                                                             Common Stock      Additional     Other
                                                Class A   -------------------   Paid-in    Comprehensive  Unearned
                                                Shares      Class A   Class B   Capital    Income(Loss) Compensation
----------------------------------------------------------------------------------------------------------------------
Balance at December 27, 1998                  26,214,721  $ 131,074   $ 2,783  $  18,694   $       --    $   (1,050)
   Net income                                                    --        --         --           --            --
   Unrealized gain on equity securities
     (net of deferred taxes of $4,454)                           --        --         --        7,392            --
   Comprehensive income
   Cash dividends ($0.60 per share)                              --        --         --           --            --
   Stock purchase and retirement                (580,456)    (2,902)       --    (23,546)          --            --
   Exercise of stock options                     197,726        988        --      3,246           --            --
   Stock issuance under:
     Restricted stock plan                        72,200        361        --      3,098           --        (3,459)
     Dividend reinvestment plan                    7,423         37        --        321           --            --
   Income tax benefits relating to
     restricted shares and exercised
     options                                                     --        --      1,227           --            --
   Amortization of unearned
     compensation                                                --        --         --           --         1,536
                                             -----------  ------------------------------------------------------------
Balance at December 26, 1999                  25,911,614    129,558     2,783      3,040        7,392        (2,973)
----------------------------------------------------------------------------------------------------------------------
   Net income                                                    --        --         --           --            --
   Unrealized loss on equity securities
     (net of deferred tax benefit of $6,346)                     --        --         --      (10,873)           --
   Comprehensive income
   Cash dividends ($0.64 per share)                              --        --         --           --            --
   Stock purchase and retirement              (3,890,136)   (19,451)       --     (7,819)          --            --
   Exercise of stock options                     136,969        685        --      3,338           --            --
   Stock issuance under dividend
     reinvestment plan                             5,723         29        --        225           --            --
   Income tax benefits relating to
     restricted shares and exercised
     options                                                     --        --      1,478           --            --
   Amortization and forfeitures of
     unearned compensation                        (6,100)       (31)       --       (262)          --           828
                                             -----------  ------------------------------------------------------------
Balance at December 31, 2000                  22,158,070    110,790     2,783         --       (3,481)       (2,145)
----------------------------------------------------------------------------------------------------------------------
   Net income                                                    --        --         --           --            --
   Unrealized gain on equity securities
     (net of deferred taxes of $871)                             --        --         --        1,528            --
   Unrealized loss on derivative contracts
     (net of deferred tax benefit of $10,771)                    --        --         --      (19,060)           --
   Comprehensive income
   Cash dividends ($0.68 per share)                              --        --         --           --            --
   Exercise of stock options                     141,250        706        --      3,435           --            --
   Stock issuance under:
     Restricted stock plan                       114,900        575        --      5,333           --        (5,908)
     Divided reinvestment plan                     5,845         29        --        229           --            --
   Income tax benefits relating to
     restricted shares and exercised
     options                                                     --        --      1,009           --            --
   Amortization of unearned
     compensation                                                --        --         --           --         1,273
                                             -----------  ------------------------------------------------------------
Balance at December 30, 2001                  22,420,065  $ 112,100   $ 2,783  $  10,006   $  (21,013)   $   (6,780)
======================================================================================================================

                                               Retained
                                               Earnings     Total
---------------------------------------------------------------------
Balance at December 27, 1998                $   325,848 $   477,349
   Net income                                   881,316     881,316
   Unrealized gain on equity securities
     (net of deferred taxes of $4,454)               --       7,392
                                                          -----------
   Comprehensive income                                     888,708
   Cash dividends ($0.60 per share)             (16,062)    (16,062)
   Stock purchase and retirement                     --     (26,448)
   Exercise of stock options                         --       4,234
   Stock issuance under:
     Restricted stock plan                           --          --
     Dividend reinvestment plan                      --         358
   Income tax benefits relating to
     restricted shares and exercised
     options                                         --       1,227
   Amortization of unearned
     compensation                                    --       1,536
                                              -----------------------
Balance at December 26, 1999                  1,191,102   1,330,902
---------------------------------------------------------------------
   Net income                                    53,719      53,719
   Unrealized loss on equity securities
     (net of deferred tax benefit of $6,346)         --     (10,873)
                                                          -----------
   Comprehensive income                                      42,846
   Cash dividends ($0.64 per share)             (15,299)    (15,299)
   Stock purchase and retirement               (165,547)   (192,817)
   Exercise of stock options                         --       4,023
   Stock issuance under dividend
     reinvestment plan                               --         254
   Income tax benefits relating to
   restricted shares and exercised
     options                                         --       1,478
   Amortization and forfeitures of
     unearned compensation                           --         535
                                              -----------------------
Balance at December 31, 2000                  1,063,975   1,171,922
---------------------------------------------------------------------
   Net income                                    18,204      18,204
   Unrealized gain on equity securities
     (net of deferred taxes of $871)                 --       1,528
   Unrealized loss on derivative contracts
     (net of deferred tax benefit of $10,771)        --     (19,060)
                                                          -----------
   Comprehensive income                                         672
   Cash dividends ($0.68 per share)             (15,607)    (15,607)
   Exercise of stock options                         --       4,141
   Stock issuance under:
     Restricted stock plan                           --          --
     Divided reinvestment plan                       --         258
   Income tax benefits relating to
     restricted shares and exercised
     options                                         --       1,009
   Amortization of unearned
     compensation                                    --       1,273
                                            -------------------------
Balance at December 30, 2001                $ 1,066,572 $ 1,163,668
=====================================================================

Notes to Consolidated Financial Statements begin on page 30.

   |
28 | Media General 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                                       Fiscal Years Ended
                                                                  --------------------------------------------------------
                                                                      December 30,        December 31,       December 26,
                                                                         2001                 2000               1999
                                                                                           (53 weeks)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                         $     18,204        $    53,719        $    881,316
   Adjustments to reconcile net income:
     Extraordinary item                                                         --                 --               1,328
     Depreciation and amortization                                         113,732            105,293              97,532
     Deferred income taxes                                                   1,340              3,327              (5,484)
     Provision for doubtful accounts                                         7,966              4,751               4,676
     Investment income - unconsolidated affiliates                         (19,949)            (5,131)            (10,333)
     Distribution from unconsolidated affiliates                                --              3,400              30,372
     Write-off of investments                                                4,151              1,310                  --
     Gain on sale of Denver Newspapers, Inc. common stock                       --                 --             (30,983)
     Net (gain) loss on disposition of Garden State Paper                     (280)            13,774                  --
     Net gain on disposition of Cable operations                                --             (8,286)           (798,719)
                                                                  --------------------------------------------------------
     Net cash provided by operations                                       125,164            172,157             169,705
     Change in assets and liabilities:
       Accounts receivable and inventories                                    (694)           (13,457)             (6,317)
       Other current assets                                                  2,644               (829)             (2,694)
       Accounts payable, accrued expenses
         and other liabilities                                              (8,914)            (9,513)            (33,778)
       Income taxes payable                                                     56           (516,812)              1,868
       Other, net                                                            6,053             (4,152)             (5,765)
                                                                  --------------------------------------------------------
Net cash provided (used) by operating activities                           124,309           (372,606)            123,019
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                    (54,373)           (42,873)            (60,829)
   Purchase of businesses                                                   (1,766)          (857,570)                 --
   Proceeds from disposition of Garden State Paper                              --             76,623                  --
   Proceeds from disposition of Cable operations                                --             10,063           1,404,407
   Proceeds from sale of other businesses                                       --              3,825               8,058
   Proceeds from sale of Denver Newspapers, Inc. common
     stock and redemption of preferred stock                                    --                 --              73,000
   Proceeds (purchases) of short-term investments - net                         --            390,748            (390,748)
   Other investments                                                        (4,852)           (12,283)             (6,780)
   Other, net                                                                4,420                255               1,198
                                                                  --------------------------------------------------------
Net cash (used) provided by investing activities                           (56,571)          (431,212)          1,028,306
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Increase in debt                                                      1,236,882          1,095,000             268,000
   Repayment of debt                                                    (1,281,302)          (333,333)         (1,136,509)
   Debt issuance costs                                                     (12,211)                --                  --
   Stock repurchase                                                         (2,120)          (192,692)            (22,743)
   Cash dividends paid                                                     (15,607)           (15,299)            (16,062)
   Other, net                                                                5,353              5,248               3,650
                                                                  --------------------------------------------------------
Net cash (used) provided by financing activities                           (69,005)           558,924            (903,664)
--------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                        (1,267)          (244,894)            247,661
Cash, cash equivalents and short-term investments:
   Cash and cash equivalents at beginning of year                           10,404            255,298               7,637
                                                                  --------------------------------------------------------
   Cash and cash equivalents at end of year                                  9,137             10,404             255,298
   Short-term investments at end of year                                        --                 --             390,748
                                                                  --------------------------------------------------------
Cash, cash equivalents and short-term investments
   at end of year                                                     $      9,137        $    10,404        $    646,046
==========================================================================================================================

Notes to Consolidated Financial Statements begin on page 30.

                                                                            |
                                                         Media General 2001 | 29

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

The Company's fiscal year ends on the last Sunday in December. Results for 2001 and 1999 are for the 52-week periods ended December 30, 2001, and December 26, 1999, respectively; results for 2000 are for the 53-week period ended December 31, 2000.

NOTE 2:  ACQUISITIONS, DISPOSITIONS AND DISCONTINUED OPERATIONS

The Company has completed several acquisitions over the past few years. All of these transactions were accounted for as purchases and have been included in the Company's consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on appraisals of estimated fair values. The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to FCC licenses, other identifiable intangibles, and excess cost over net assets acquired and, through December 30, 2001, was being amortized on a straight-line basis over periods ranging from 3 to 40 years.

Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. This Statement establishes a new accounting standard for goodwill and certain other indefinite-lived intangible assets acquired in a business combination. It also establishes a new method of testing those assets for value impairment. It continues to require recognition of these items as assets but amortization as previously required by APB Opinion No. 17, Intangible Assets, ceased upon adoption in fiscal 2002. It also requires that these assets be separately tested for impairment annually at the reporting unit level using a fair-value-based approach. The provisions of this Statement apply not only to balances arising from acquisitions completed after June 30, 2001, but also to the unamortized balances at the date of adoption. Application and implementation of the Statement's provisions are evolving and can be complex, particularly in light of the Company's significant acquisition activity in recent years. The Company anticipates its intangibles amortization expense will decrease by an amount ranging from $43 million to $49 million in 2002 compared to that of the prior year. In accordance with the Statement, the Company reclassified its assembled workforce asset with an unamortized balance of $4 million to goodwill at adoption. It is also possible that a write-down of existing goodwill and intangible assets could result from applying the impairment provisions of the new standard. If an initial write-down is required, it would be presented as a cumulative effect change of an accounting principle, net of tax, following income from continuing operations.

In March 2000 the Company acquired the common stock of Spartan Communications, Inc. (Spartan); the transaction included 12 network-affiliated television stations and one UPN affiliate which was operated under a local marketing agreement. The total consideration approximated $610 million (net of approximately $9 million of transaction costs and $5 million cash received). Approximately $500 million of the purchase price was funded with borrowings under a $1.2 billion revolving credit facility which was in place at that time; concurrent with this acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy (see Note
4). Approximately $540 million of the purchase price was allocated to FCC licenses and other identifiable intangibles and $129 million to excess cost over the net assets acquired.

The following summary presents the Company's unaudited pro forma consolidated results of operations for the year ended December 31, 2000, and December 26, 1999, as if the Spartan acquisition had been completed at the beginning of each period. Certain Spartan items have been reclassified to conform with Media General's presentation. The pro forma information is presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results:

   |
30 | Media General 2001

                                                                             Pro Forma                     Pro Forma
                                                                             Year Ended                    Year Ended
(In thousands, except per share amounts)                                    December 31,                  December 26,
                                                                                2000                          1999
-------------------------------------------------------------------------------------------------------------------------
Revenues                                                                   $     853,135                  $     804,834
                                                                           ==============================================
Income from continuing operations before extraordinary item                $      57,966                  $      50,005
Discontinued operations                                                           (9,838)                       803,826
Extraordinary item                                                                    --                         (1,328)
                                                                           ----------------------------------------------
Net income                                                                 $      48,128                  $     852,503
                                                                           ==============================================
Income per common share:
   Income from continuing operations before extraordinary item             $        2.42                  $        1.88
   Income (loss) from discontinued operations                                      (0.41)                         30.33
   Extraordinary item                                                                 --                          (0.05)
                                                                           ----------------------------------------------
Net income                                                                 $        2.01                  $       32.16
                                                                           ==============================================
Income per common share - assuming dilution:
  Income from continuing operations before extraordinary item              $        2.40                  $        1.86
  Income (loss) from discontinued operations                                       (0.41)                         29.90
  Extraordinary item                                                                  --                          (0.05)
                                                                           ----------------------------------------------
Net income                                                                 $        1.99                  $       31.71
                                                                           ==============================================

In August 2000 the Company acquired, for approximately $238 million, the assets of certain newspaper groups of Thomson Newspapers, located in South Carolina and Alabama. This transaction was also funded with borrowings under the Company's $1.2 billion revolving credit facility which was in place at that time. Additionally, in June 2000 the Company acquired a group of weekly newspapers in southwestern Virginia from Family Community Newspapers of Southwest Virginia, Inc., for approximately $9 million. The portion of the purchase price for these acquisitions allocated to identifiable intangibles (principally subscriber lists) was $6 million and to excess cost over the net assets acquired was $223 million. Pro forma information for these acquisitions has not been provided because such information would not differ significantly from the results provided above.

In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation for approximately $76.6 million, including working capital. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million in fiscal 2000); in the third quarter of 2001, a favorable adjustment resulted in a gain of $280 thousand (net of income taxes of $160 thousand) as no indemnity claims were filed by Enron within the stipulated one-year period. The transaction also included a seven-year, financial fixed-price newsprint swap agreement (see Note 10). Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds.

In October 1999 the Company sold its cable operations to Cox Communications, Inc., for approximately $1.4 billion in cash, at which time the Company recorded a gain of $799 million (net of income taxes of $510 million). In the second quarter of 2000, final post-closing adjustments related to this sale resulted in an additional gain of $8.3 million (net of income taxes of $3.6 million). Immediately following the sale in 1999, approximately $735 million of the proceeds were used to pay off all amounts then outstanding under the Company's revolving credit facility which was in place at that time and to terminate the associated interest rate swaps generating an extraordinary loss of $1.3 million; the remaining proceeds of approximately $665 million were invested, primarily in prime-rated commercial paper.

The following results of GSP and the Cable Segment have been presented as income (loss) from discontinued operations in the accompanying consolidated statements of operations:

                                                                                 Fiscal Years Ended
------------------------------------------------------------------------------------------------------------
(In thousands)                                                          December 31,           December 26,
                                                                            2000                   1999
------------------------------------------------------------------------------------------------------------
Revenues                                                                $      55,656          $   225,670
Costs and expenses                                                             62,477              217,987
                                                                       -------------------------------------
Income (loss) before income taxes                                              (6,821)               7,683
Income taxes (benefit)                                                         (2,471)               2,576
                                                                       -------------------------------------
Income (loss) from discontinued operations                              $      (4,350)         $     5,107
============================================================================================================

                                                                            |
                                                         Media General 2001 | 31

NOTE 3:  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has a one-third partnership interest in SP Newsprint Company
(SPNC), a domestic newsprint manufacturer which also pays licensing fees to the Company. In November 1999, SPNC acquired Smurfit Newsprint Corporation's Newberg, Oregon mill. The Company is committed to and has purchased approximately 40 thousand tons of newsprint from SPNC in each of the past three years. These purchases, all at market prices, approximated 30% of the Company's newsprint needs and totaled $22 million, $22 million, and $18 million in 2001, 2000 and 1999, respectively. Summarized financial information for the Company's investment in SPNC, accounted for by the equity method, follows:

SP Newsprint Company:
(In thousands)                                                                                     2001                 2000
------------------------------------------------------------------------------------------------------------------------------
Current assets                                                                                   $ 113,916           $ 104,388
Noncurrent assets                                                                                  529,756             497,566
Current liabilities                                                                                 80,163              74,312
Noncurrent liabilities                                                                             255,579             284,695
------------------------------------------------------------------------------------------------------------------------------

(In thousands)                                                                    2001              2000               1999
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $ 476,245         $ 381,710           $ 258,225
Gross profit                                                                     106,528            74,715              45,092
Net income                                                                        58,692            22,149              19,701
Company's equity in net income                                                    19,269             7,677               6,567
------------------------------------------------------------------------------------------------------------------------------

The Company owns 20% of the Denver Post Corporation (formerly Denver Newspapers, Inc. or "DNI"), the parent company of The Denver Post (a Colorado daily newspaper). In January 2001 The Denver Post (Denver) and the Rocky Mountain News initiated a Joint Operating Agreement (JOA), under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. A one-time pretax gain of $6.1 million was recorded by the Company in the first quarter of 2001 related to a cash payment received by Denver in conjunction with the formation of the JOA; it is included in the line item "Investment income (loss) - unconsolidated affiliates" on the accompanying Consolidated Statements of Operations. That line also includes the Company's share of start-up costs incurred by Denver related to the initial formation of the JOA.

In June 1999 the Company sold half of its then 40% investment in the outstanding common stock of DNI to MediaNews, Inc., for $39 million, resulting in a $19 million after-tax gain. If that stock is sold to a third party or publicly offered during the three-year period ending June 2002, the Company will share in any realized appreciation in value. Additionally, the Company's preferred stock investment in DNI was redeemed in June 1999, for $34 million plus $19.2 million of accrued but unpaid dividends. Using the equity method, the Company recognized, on a one-month lag, 20% of Denver's net income or loss applicable to common stockholders in 2001, 2000 and 1999 (after the sale), and 40% of net income or loss applicable to common stockholders in 1999 (before the sale).

Retained earnings of the Company at December 30, 2001, included $38.2 million related to undistributed earnings of unconsolidated affiliates. Additionally, the Company owns approximately 3.8% of PowerOne Media, Inc. (formerly AdOne, L.L.P.), a national online database of classified advertising and e-commerce, which is being accounted for under the equity method.

On a combined basis excluding SPNC, in 2001 the Company's unconsolidated affiliates' sales were $49.8 million while gross profit was $6.9 million; net loss was $2.5 million for which the Company recognized income of $0.7 million. Their combined current assets, noncurrent assets, current liabilities, and noncurrent liabilities were $14.2 million, $149.2 million, $9.4 million and $91.4 million, respectively, at the end of 2001.

NOTE 4:  LONG-TERM DEBT AND OTHER FINANCIAL INSTRUMENTS

Long-term debt at December 30, 2001, and December 31, 2000, was as follows:

(In thousands)                                                                                      2001                2000
-----------------------------------------------------------------------------------------------------------------------------
Revolving credit facility                                                                        $ 550,000          $ 790,000
6.95% senior notes due in 2006, net of discount                                                    199,890                 --
8.62% senior notes due in 2002                                                                      13,000             26,000
Bank lines                                                                                          14,000              5,000
Capitalized leases                                                                                     772              1,077
                                                                                             --------------------------------
Long-term debt                                                                                   $ 777,662          $ 822,077
-----------------------------------------------------------------------------------------------------------------------------

   |
32 | Media General 2001

In June 2001 the Company replaced its $1.2 billion revolving credit facility with a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the new facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (1.325% at December 30, 2001), determined by the Company's debt leverage ratio, as defined. Under this new facility, the Company pays facility fees (0.3% at December 30, 2001) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company's debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

In August 2001 the Company filed a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion and issued $200 million of senior notes due September 1, 2006. The senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. Additionally these notes are currently guaranteed by the Company's subsidiaries.

Concurrent with the completion of the third quarter 2000 sale of Garden State Paper Company (GSP), the Company retired $20 million of 7.125% municipal revenue bonds.

Long-term debt maturities during the five years subsequent to December 30, 2001, aggregating $777.7 million are as follows: 2002 - $27 million; 2003 - $.3 million; 2004 - $.2 million; 2005 - $.2 million; 2006 - $750 million.

At December 30, 2001, the Company had borrowings of $14 million from bank lines and $13 million of 8.62% senior notes due within one year classified as long-term debt in accordance with the Company's intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 2.9% at December 30, 2001.

Upon the January 1, 2001 adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (see Note 9), the Company had interest rate swap agreements, with notional amounts totaling $300 million and having maturities ranging from less than three months to slightly more than two years, that were designated as cash flow hedges under the new standard. During 2001, the Company entered into additional interest rate swap agreements, with notional amounts totaling $150 million and having maturities of two years, that also were designated as cash flow hedges; one swap agreement with a notional amount of $75 million matured. The interest rate swaps effectively convert a portion of the Company's variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.7% at December 30, 2001. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded an after-tax charge of $4.7 million in Other Comprehensive Income (OCI) for 2001. There was no impact on net income due to ineffectiveness. If interest rates remain unchanged during 2002, the Company would expect to reclassify a charge of approximately $7 million into earnings in the next twelve months associated with interest payments on LIBOR-based debt. Prior to the adoption of SFAS No.133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company's requirement that the counterparties have a strong credit rating.


     The table below includes information about the carrying values and estimated fair values of the Company's financial instruments at December 30, 2001 and December 31, 2000:

(In thousands)                                                             2001                               2000
-----------------------------------------------------------------------------------------------------------------------------
                                                               Carrying            Fair            Carrying          Fair
                                                                Amounts            Value            Amounts          Value
-----------------------------------------------------------------------------------------------------------------------------
Assets:
   Investments                                              $      14,300    $      14,300     $      13,318    $      13,318
   Newsprint swap agreement                                           ---              ---               ---           11,991
Liabilities:
   Long-term debt:
      Revolving credit facility                                   550,000          550,000           790,000          790,000
      6.95% senior notes                                          199,890          196,474               ---              ---
      8.62% senior notes                                           13,000           13,266            26,000           26,478
      Bank lines                                                   14,000           14,000             5,000            5,000
   Interest rate swap agreements                                   12,659           12,659               ---            5,324
-----------------------------------------------------------------------------------------------------------------------------

                                                                            |
                                                         Media General 2001 | 33

The Company's investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders' equity. The Company's other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. The newsprint swap (see Note 10) prior to its termination was carried at its fair value determined in a manner similar to the interest rate swap. Fair values of the Company's long-term debt were estimated, in both years, using discounted cash flow analyses based on the Company's incremental borrowing rates for similar types of borrowings. The borrowings under the Company's revolving credit facility and bank lines approximated their fair value.

NOTE 5:  BUSINESS SEGMENTS

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments:
Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company's largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company's 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment, which was launched in January 2001, consists of all of the Company's online enterprises as well as Media General Financial Services, the Company's provider of financial information. Additionally, this Segment includes the Company's 3.8% interest in PowerOne Media (an online database of classified advertising), as well as investments in other Internet companies. Historically, the Company's online activities were reported and managed as a part of the Publishing and Broadcast Segments; as a result of the addition of Interactive Media as a third segment, all prior periods have been restated to reflect the change in the Company's reportable segments.

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

INFORMATION BY SEGMENT IS AS FOLLOWS:

                                                                                         Interactive
(In thousands)                                           Publishing        Broadcast        Media       Eliminations        Total
----------------------------------------------------------------------------------------------------------------------------------
2001
Consolidated revenues                                   $   542,100      $   257,879   $     8,808      $    (1,611)  $    807,176
                                                        ==========================================================================
Segment operating cash flow                             $   152,448      $    69,631   $    (2,319)                   $    219,760
Allocated amounts:
    Equity in net income (loss) of unconsolidated
       affiliates                                             3,094                         (2,414)                            680
    Write-off of investments                                                                (4,151)                         (4,151)
    Depreciation and amortization                           (27,858)         (20,708)         (463)                        (49,029)
                                                        --------------------------------------------------------------------------
       Segment profit (loss)                            $   127,684      $    48,923   $    (9,347)                        167,260
                                                        ==========================================
Unallocated amounts:
    Interest expense                                                                                                       (54,247)
    Investment income - SP Newsprint                                                                                        19,269
    Acquisition intangibles amortization                                                                                   (60,475)
    Corporate expenses                                                                                                     (34,304)
    Other                                                                                                                   (6,557)
                                                                                                                      ------------
       Consolidated income from continuing operations
         before income taxes                                                                                          $     30,946
                                                                                                                      ============

Segment assets                                          $   986,478      $ 1,361,673   $    18,427                    $  2,366,578
Corporate                                                                                                                  167,481
                                                                                                                      ------------
    Consolidated assets                                                                                               $  2,534,059
                                                                                                                      ============

Segment capital expenditures                            $     7,658      $    36,703   $       980                    $     45,341
Corporate                                                                                                                    9,032
                                                                                                                      ------------
    Consolidated capital expenditures                                                                                 $     54,373
----------------------------------------------------------------------------------------------------------------------------------

   |
34 | Media General 2001

                                                                                         Interactive
(In thousands)                                           Publishing        Broadcast        Media       Eliminations        Total
----------------------------------------------------------------------------------------------------------------------------------
2000
Consolidated revenues                                   $   560,064      $   262,845   $     7,940      $      (248)  $    830,601
                                                        ==========================================================================
Segment operating cash flow                             $   176,864      $    85,205   $      (360)                   $    261,709
Allocated amounts:
    Equity in net loss of unconsolidated affiliates            (932)                        (1,614)                         (2,546)
    Write-off of investment                                                                 (1,310)                         (1,310)
    Depreciation and amortization                           (25,972)         (18,617)         (328)                        (44,917)
                                                        --------------------------------------------------------------------------
       Segment profit (loss)                            $   149,960      $    66,588   $    (3,612)                        212,936
                                                        ==========================================
Unallocated amounts:
    Interest expense                                                                                                       (42,558)
    Investment income - SP Newsprint                                                                                         7,677
    Acquisition intangibles amortization                                                                                   (52,501)
    Corporate expenses                                                                                                     (35,093)
    Other                                                                                                                   12,465
                                                                                                                      ------------
       Consolidated income from continuing operations                                                                 $    102,926
       before income taxes                                                                                            ============

Segment assets                                          $ 1,029,702      $ 1,383,414   $    22,169                    $  2,435,285
Corporate                                                                                                                  125,997
                                                                                                                      ------------
    Consolidated assets                                                                                               $  2,561,282
                                                                                                                      ============

Segment capital expenditures                            $    18,096      $    13,008   $       481                    $     31,585
Discontinued Newsprint capital expenditures                                                                                  6,015
Corporate                                                                                                                    5,273
                                                                                                                      ------------
    Consolidated capital expenditures                                                                                 $     42,873
----------------------------------------------------------------------------------------------------------------------------------
1999
Consolidated revenues                                    $  519,426      $   168,919   $     4,594      $       (37)  $    692,902
                                                         =========================================================================
Segment operating cash flow                              $  174,381      $    47,989   $       146                         222,516
Allocated amounts:
    Equity in net loss of unconsolidated affiliates            (422)                          (251)                           (673)
    Depreciation and amortization                           (24,486)         (10,542)         (131)                        (35,159)
                                                         -------------------------------------------------------------------------
       Segment profit (loss)                             $  149,473      $    37,447   $      (236)                        186,684
                                                         =========================================
Unallocated amounts:
    Interest expense                                                                                                       (45,014)
    Investment income - SP Newsprint                                                                                         6,567
    Acquisition intangibles amortization                                                                                   (33,934)
    Corporate expenses                                                                                                     (29,665)
    Gain on sale of Denver Newspapers, Inc. common stock                                                                    30,983
    Other                                                                                                                   14,628
                                                                                                                      ------------
       Consolidated income from continuing operations
         before income taxes and extraordinary item                                                                   $    130,249
                                                                                                                      ============

Segment assets                                           $  795,513      $   670,612   $    12,448                    $  1,478,573
Discontinued Newsprint assets                                                                                               91,272
Corporate                                                                                                                  770,529
                                                                                                                      ------------
    Consolidated assets                                                                                               $  2,340,374
                                                                                                                      ============

Segment capital expenditures                             $   12,307      $    14,389   $       263                    $     26,959
Discontinued Cable and Newsprint capital expenditures                                                                       30,902
Corporate                                                                                                                    2,968
                                                                                                                      ------------
    Consolidated capital expenditures                                                                                 $     60,829
                                                                                                                      ============
-----------------------------------------------------------------------------------------------------------------------------------

                                                                            |
                                                         Media General 2001 | 35

The substantial decrease in assets attributable to Corporate during 2000 was primarily due to the maturity of short-term investments that had been generated as a result of the sale of the Company's Cable operations in 1999. The investments were sold in 2000 to pay the income taxes related to that transaction, as well as to fund a portion of the Spartan acquisition.

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

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through fiscal year 1998 and, with the exception of one issue relating to the Company's Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company's results of operations, financial position or cash flow.

Significant components of income taxes from continuing operations are as follows:

(In thousands)                                                                    2001             2000              1999
-----------------------------------------------------------------------------------------------------------------------------
Current:
     Federal                                                                $         392     $      21,234    $       45,895
     State                                                                            648             2,551             7,620
                                                                            -------------------------------------------------
                                                                                    1,040            23,785            53,515
                                                                            -------------------------------------------------
Deferred:
     Federal                                                                       11,513            18,339            (1,927)
     State                                                                            469            (2,755)             (157)
                                                                            -------------------------------------------------
                                                                                   11,982            15,584            (2,084)
                                                                            -------------------------------------------------
                                                                            $      13,022     $      39,369    $       51,431
-----------------------------------------------------------------------------------------------------------------------------

The Company's provision for state income taxes for the fiscal year 2000 reflects a $3 million deferred state income tax benefit due to a reduction in the Company's effective state tax rate.

Temporary differences which gave rise to significant components of the Company's deferred tax liabilities and assets at December 30, 2001, and December 31, 2000, are as follows:

(In thousands)                                                                                     2001              2000
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
     Difference between book and tax bases of intangible assets                               $     307,803    $      306,730
     Tax over book depreciation                                                                      92,365            87,583
     Other                                                                                            9,612            15,645
                                                                                              -------------------------------
Total deferred tax liabilities                                                                      409,780           409,958
                                                                                              -------------------------------

Deferred tax assets:
     Employee benefits                                                                              (34,203)          (34,535)
     Acquired net operating losses                                                                   (8,519)          (19,445)
     Other comprehensive income items                                                               (11,792)           (1,892)
     Other                                                                                          (13,347)          (10,928)
                                                                                              -------------------------------
Total deferred tax assets                                                                           (67,861)          (66,800)
                                                                                              -------------------------------

Deferred tax liabilities, net                                                                       341,919           343,158
Deferred tax assets included in other current assets                                                  8,935             8,333
                                                                                              -------------------------------
Deferred tax liabilities                                                                      $     350,854    $      351,491
-----------------------------------------------------------------------------------------------------------------------------

   |
36 | Media General 2001

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

 (In thousands)                                                                   2001             2000              1999
-----------------------------------------------------------------------------------------------------------------------------
Income taxes computed at federal statutory tax rate                         $      10,831     $      36,024    $       45,587
Increase (reduction) in income taxes resulting from:
     State income taxes, net of federal income tax benefit                            727              (133)            4,850
     Investment income - unconsolidated affiliates                                   (866)              261              (397)
     Amortization of excess cost (goodwill)                                         3,879             3,697             2,815
     Life insurance plans                                                             389               125            (1,139)
     Other                                                                         (1,938)             (605)             (285)
                                                                            -------------     -------------    --------------
                                                                            $      13,022     $      39,369    $       51,431
-----------------------------------------------------------------------------------------------------------------------------

Net of payments in 2001, the Company received refunds of $1.5 million. Net of refunds in 2000 and 1999, the Company paid income taxes of $531.9 million and $52.1 million respectively. The significant increase in taxes in 2000 was attributable to the gain on the sale of the Company's Cable Operations in 1999.

As a result of an acquisition in 2000, the Company has a remaining federal net operating loss of approximately $14 million at December 30, 2001 that will expire in the year 2014. The Company also has state net operating losses as a result of this acquisition.

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

Each non-employee member of the Board of Directors of the Company participates in the Directors' Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled as of the Director's retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company's stock price. Expense recognized in 2001 and 1999 under the plan was $1,389,000 and $456,000; a benefit of $169,000 was recognized in 2000.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan
(LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. In 2001 and 1999, 114,900 shares and 72,200 shares were granted under terms of the plan, respectively. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. The pre-established performance targets were met for the 1997 award and of the 91,000 shares granted, 31,600 shares remained outstanding, but eligible for issue, under that award at December 30, 2001. The plan will continue until terminated by the Company.

Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the 1995 LTIP. The Company will not make any future awards under these two former plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.

Restricted shares of the Company's Class A common stock were granted to certain key employees under the 1991 restricted stock plan. The Company will not make any future awards under the plan and past awards are not affected. At
December 30, 2001, 18,000 shares granted in 1995 remain restricted, but eligible for issue, under the terms of the plan. Shares were awarded in the name of each of the participants; these shares have all the

                                                                            |
                                                         Media General 2001 | 37
rights of other Class A shares, subject to certain restrictions and forfeiture provisions. Restrictions on the shares expire no more than ten years after the date of the award, or earlier if certain performance targets are met.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders' equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2001, 2000 and 1999 was $1.3 million, $0.4 million and $1.5 million, respectively.

In December 1999, the Board of Directors authorized a program to repurchase up to $250 million of the Company's Class A common stock. The Company repurchased stock, at market prices, throughout 2000 and, at December 31, 2000, 4.1 million shares had been repurchased at a cost of $204 million since the program's inception, including $7.5 million from the Company's 401(k) plan; no shares were repurchased in 2001. Additionally, the Company entered into a stock redemption agreement in 1985, which was amended in 1988, and 1994, with the late D. Tennant Bryan, former Chairman Emeritus of the Company. In June 1999, the estate of
D. Tennant Bryan exercised its option under the 1994 stock redemption agreement to sell to the Company 15% of Mr. Bryan's ownership in Media General Class A Stock at the time of his death. This exercise resulted in the Company purchasing 326,897 shares from the estate at a 10% discount from average stock price, as defined, for $13.6 million.

The following information is provided solely in connection with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. If the Company had elected to recognize compensation cost related to its stock options granted in 2001, 2000 and 1999 in accordance with the provisions of SFAS
No. 123, earnings per share would have declined $0.11, $0.08 ($0.07 assuming dilution) and $0.05 ($0.07 assuming dilution) in 2001, 2000 and 1999, and pro forma net income and earnings per share would have been $15.7 million, $52.0 million and $880.1 million; and $0.69 ($0.68 assuming dilution), $2.17 ($2.15 assuming dilution) and $33.20 ($32.73 assuming dilution), respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.25%, 6.71% and 4.72%; dividend yields of 1.26%, 1.26% and 1.31%; volatility factors of .481, .331 and .293; and an expected life of 8 years.

A summary of the Company's stock option activity, and related information for the years ended December 30, 2001, December 31, 2000 and December 26, 1999, follows:


                                                        2001                         2000                      1999
                                           ----------------------------------------------------------------------------------
                                                            Weighted-                    Weighted-                 Weighted-
                                                             Average                      Average                   Average
                                                            Exercise                     Exercise                  Exercise
Options                                      Shares           Price          Shares        Price       Shares        Price
-----------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year                 1,006,735     $   36.61          986,773  $   32.96      1,056,203   $    28.96
Granted                                         244,800         51.41          176,500      52.06        136,000        47.91
Exercised                                      (141,250)        29.32         (136,969)     29.37       (197,726)       21.42
Forfeited                                       (15,666)        51.68          (19,569)     42.97         (7,704)       43.90
                                         ------------------------------------------------------------------------------------
Outstanding-end of year                       1,094,619         40.64        1,006,735      36.61        986,773        32.96
                                         ------------------------------------------------------------------------------------

Price range at end of year               $     2 to $52                  $    2 to $52             $    2 to $48
Price range for exercised shares         $    19 to $48                  $    2 to $48             $    2 to $48
Available for grant at end of year            1,790,274                        319,408                   467,100
Exercisable at end of year                      713,869                        751,887                   749,558
Weighted-average fair value of
   options granted during the year       $        26.88                  $       23.25             $       17.82
-----------------------------------------------------------------------------------------------------------------------------

   |
38 | Media General 2001

The following table summarizes information about stock options outstanding at December 30, 2001:


                                Options Outstanding                                             Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------
      Range of                             Weighted-Average
      Exercise             Number              Remaining          Weighted-Average          Number         Weighted-Average
       Prices            Outstanding       Contractual Life        Exercise Price         Exercisable       Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
  $         2.50           12,700                  *                  $   2.50               12,700           $    2.50
     18.81-20.19           73,750           less than 1 year             19.08               73,750               19.08
     27.63-31.81          314,568              4 years                   29.99              314,568               29.99
     32.50-46.50          192,000                  **                    41.95              192,000               41.95
     47.91-52.06          501,601              8 years                   50.96              120,851               49.90
                    -------------                                                       -----------
       2.50-52.06       1,094,619                                        40.64              713,869               34.96
-----------------------------------------------------------------------------------------------------------------------------

*        Exercisable during lifetime of optionee

** Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 99,367 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of six years

NOTE 8:  RETIREMENT PLANS

The Company has a non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also provides certain health and life insurance benefits for retired employees. The previously mentioned plans are collectively referred to as the "Plans."

The assumptions used in the measurement of the Company's benefit obligation under the Plans follow:

Weighted-average Assumptions                                    Pension Benefits                       Other Benefits
                                                          -------------------------------------------------------------------
at End of Year                                                 2001             2000                  2001           2000
-----------------------------------------------------------------------------------------------------------------------------
Discount rate                                                  7.25%           7.50%                  7.25%          7.50%
Expected return on plan assets                                10.00           10.50                    ---            ---
Rate of compensation increase                                  4.25            4.50                   4.25           4.50
-----------------------------------------------------------------------------------------------------------------------------

For measurement purposes, an 8.25% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually each year to a rate of 5.25% for 2007 and remain at that level thereafter.

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

The following table provides a reconciliation of the changes in the Plans' benefit obligations and fair value of assets for the years ended
December 30, 2001, and December 31, 2000, and a statement of the funded status at December 30, 2001, and December 31, 2000:

                                                                            |
                                                         Media General 2001 | 39

                                                                    Pension Benefits                        Other Benefits
                                                              ------------------------------------------------------------------
(In thousands)                                                      2001            2000                  2001           2000
--------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                    $   243,861       $  206,911         $    35,542       $    32,085
   Service cost                                                     8,298            8,012                 349               356
   Interest cost                                                   17,753           17,558               2,320             2,575
   Participant contributions                                          ---              ---                 421               506
   Actuarial (gain) loss                                           (2,895)          19,922              (2,893)            2,409
   Acquisitions                                                       ---            4,677                 ---               439
   Benefit payments                                               (13,137)         (13,219)             (2,880)           (2,828)
                                                              ------------------------------------------------------------------
     Benefit obligation at end of year                            253,880          243,861              32,859            35,542
                                                              ------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning of year                 232,637          239,571                 ---               ---
   Actual return on plan assets                                   (13,234)            (972)                ---               ---
   Acquisitions                                                       ---            5,562                 ---               ---
   Employer contributions                                           1,320            1,695               2,459             2,322
   Participant contributions                                          ---              ---                 421               506
   Benefit payments                                               (13,137)         (13,219)             (2,880)           (2,828)
                                                              ------------------------------------------------------------------
     Fair value of plan assets at end of year                     207,586          232,637                 ---               ---
                                                              ------------------------------------------------------------------

Funded status:
   Plan assets less than benefit obligation                       (46,294)         (11,224)            (32,859)          (35,542)
   Unrecognized prior-service cost                                  1,765            2,178                 ---               ---
   Unrecognized actuarial (gain) loss                              20,605          (14,668)              3,100             5,993
                                                              ------------------------------------------------------------------
     Accrued benefit cost                                     $   (23,924)      $  (23,714)        $   (29,759)      $   (29,549)
--------------------------------------------------------------------------------------------------------------------------------

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2001, 2000 and 1999:

                                                          Pension Benefits                          Other Benefits
                                                  -------------------------------------------------------------------------
(In thousands)                                     2001         2000          1999          2001         2000         1999
---------------------------------------------------------------------------------------------------------------------------
Service cost                                    $  8,298     $   8,012    $   7,618     $     349    $     356     $    462
Interest cost                                     17,753        17,558       15,053         2,320        2,575        2,215
Expected return on plan assets                   (24,070)      (23,852)     (21,221)          ---          ---          ---
Amortization of transition asset                     ---        (1,012)        (706)          ---          ---          ---
Amortization of prior-service cost                   620           608          588           ---          ---          ---
Amortization of net (gain) loss                   (1,070)       (1,200)         (53)          ---          123          114
Multi-employer plans expense                         ---           467          621           ---          ---          ---
                                                ---------------------------------------------------------------------------
    Net periodic benefit cost                   $  1,531     $     581    $   1,900     $   2,669    $   3,054     $  2,791
---------------------------------------------------------------------------------------------------------------------------

The Company recorded a $1.8 million curtailment gain in 1999 as a result of the sale of its Cable operations, which was included in the gain on disposal of that segment.

The Company's policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 30, 2001, and December 31, 2000, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding tables was $28.8 million and $28.9 million, respectively.

   |
40 | Media General 2001

Assumed health care cost rates have an effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)                                                                 1% Increase               1% Decrease
---------------------------------------------------------------------------------------------------------------------------
     Effect on total of service and interest cost components of
       net periodic postretirement health care benefit cost                     $      83                 $     (76)

     Effect on the health care component of the accumulated
       postretirement benefit obligation                                            1,220                    (1,130)
---------------------------------------------------------------------------------------------------------------------------

The Company also sponsors a 401(k) plan covering substantially all employees; effective January 1, 2001, this plan was amended. As a result, the Company now matches 100% of participant contributions up to a maximum of 4% of the employee's salary; the plan no longer allows for after-tax contributions. Additionally, eligible account balances may now be rolled over from a prior employer's qualified retirement plan. In past years, Company contributions represented a partial matching of participant contributions up to a maximum of 3.3% of the employee's salary. Contributions charged to expense under the plan were $7.4 million, $5.3 million and $5.5 million in 2001, 2000 and 1999, respectively.

NOTE 9: OTHER

REVENUE RECOGNITION
The principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors and the sale of airtime on television stations. In addition, the sale of advertising on the Company's newspaper and television websites and portals, as well as revenues derived from the online sale of financial data by a specialized financial services company, are becoming increasingly important. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Revenue from the sale of online financial data is recognized pro-rata over the term of the contract, subject to adjustment in certain circumstances, for usage volume.

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

With the fiscal 2002 adoption of SFAS No. 142, Goodwill and Other Intangible Assets, amortization of goodwill and certain other indefinite-lived intangible assets acquired in a business combination ceased; additionally, these assets are separately tested for impairment annually at the reporting unit level (operating segment or one level below an operating segment) using a fair-value-based approach. See Note 2 for further explanation of the new standard.

Excess of cost over fair value of net identifiable assets of acquired businesses through 1970 (approximately $32 million) is not amortized. Prior to adoption of SFAS No. 142, such excess cost incurred after 1970 was being amortized by the straight-line method over periods not exceeding 40 years; FCC licenses and other intangibles were being amortized by the straight-line method over periods ranging from 3 to 40 years. Amortization of the excess of cost over fair value of net identifiable assets of acquired businesses and FCC licenses and other intangibles was $60.5 million, $52.6 million and $34.1 million in 2001, 2000 and 1999, respectively.

Management periodically evaluates the recoverability of long-lived tangible and amortizing intangible assets, where indicators of impairment are present, by reviewing current and projected profitability or undiscounted cash flows of such assets.

INTEREST
In 2001, 2000 and 1999, the Company's interest expense from continuing operations was $54.2 million (net of $0.6 million capitalized), $42.6 million and $45 million, respectively. Interest paid for all operations during 2001, 2000 and 1999, net of amounts capitalized, was $52.4 million, $42.8 million and $50.9 million, respectively. In 2000 and 1999, the Company earned interest income of $8.3 million and $9.4 million on investments in highly-rated commercial paper and United States Government securities. These amounts are included in the line item "Other, net" on the Consolidated Statements of Operations.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value. Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.

                                                                            |
                                                         Media General 2001 | 41

DERIVATIVES
Effective January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. These statements require that all derivatives be recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings. At adoption, the standards resulted in a cumulative effect accounting change that had no impact on net income and an after-tax net increase to OCI of $3.6 million.

For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the company's OCI and reclassified into earnings (interest expense for the interest rate swaps and newsprint expense for the newsprint swap) in the same period or periods during which the hedged transaction affects earnings. The remaining change in value of the derivative instrument (i.e., the ineffective portion) in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in the Company's current earnings in the line item "Other, net" during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company's current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item "Other assets" or "Other liabilities and deferred credits".

INVENTORIES
Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market. The value of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

OTHER CURRENT ASSETS
Other current assets included program rights of $14.7 million and $15.3 million at December 30, 2001, and December 31, 2000, respectively.

Accrued expenses and other liabilities
Accrued expenses and other liabilities consisted of the following:

(In thousands)                                                                          2001                        2000
-----------------------------------------------------------------------------------------------------------------------------
Payroll and employee benefits                                                       $      15,864              $       18,767
Program rights                                                                             15,537                      15,240
Advances from unconsolidated newsprint affiliate                                            6,667                       6,667
Unearned revenue                                                                           17,343                      17,007
Interest                                                                                    7,555                       1,685
Other                                                                                      17,622                      27,972
                                                                                    -----------------------------------------
     Total                                                                          $      80,588              $       87,338
=============================================================================================================================

   |
42 | Media General 2001

LEASE OBLIGATIONS
The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $11.4 million in 2001, $16.9 million in 2000 and $15.6 million in 1999. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2002 - $4.7 million; 2003 - $2.9 million; 2004 - $2.1 million; 2005 - $1.5 million; 2006 - $.9 million; subsequent years - $2.9 million.

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

COMPREHENSIVE INCOME
The Company's comprehensive income consists of net income, unrealized gains and losses on certain investments in equity securities, and changes in the value of derivative contracts as well as the Company's share of OCI from its equity subsidiaries.

EARNINGS PER SHARE
The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before extraordinary item, as presented in the Consolidated Statements of Operations.

                                       2001                               2000                               1999
-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except   Income       Shares     Per Share   Income       Shares    Per Share   Income       Shares    Per Share
 per share amounts)  (Numerator) (Denominator)    Amount  (Numerator)(Denominator)   Amount  (Numerator) (Denominator)  Amount
-------------------------------------------------------------------------------------------------------------------------------
Basic EPS
Income from continuing
 operations available
 to common stock-
 holders before
 extraordinary item   $  17,924        22,715      $ 0.79  $ 63,557        23,920     $ 2.66  $  78,818        26,506    $ 2.97
                                                   ------                             ------                             ------
Effect of Dilutive
Securities
Stock options                             125                                 172                                 253
Restricted stock
 and other                  (69)          116                   (25)           97                   (34)          126
                      ------------------------             -----------------------            ------------------------
Diluted EPS
Income from continuing
  operations available
  to common stock-
  holders plus assumed
  conversions before
  extraordinary item  $  17,855        22,956      $ 0.78  $ 63,532        24,189     $ 2.63  $  78,784        26,885    $ 2.93
-------------------------------------------------------------------------------------------------------------------------------

                                                                            |
                                                         Media General 2001 | 43

COMMITMENTS AND CONTINGENCIES
Over the next four years the Company is committed to purchase approximately $30.8 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company's commitment would expire without obligation.

During 1997 and 1998, the Company entered into lease agreements whereby the owner, a third-party entity founded specifically for that purpose, borrowed money and constructed real estate facilities costing approximately $96 million; the facilities are leased to the Company for a term of up to 5 years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. The Company has guaranteed recovery of a portion (88%) of the owner's cost. The Company made payments of $4.6 million under these lease agreements in 2001. The Company expects to replace the existing lease agreements with similar agreements for an additional five years during the first half of 2002.

NOTE 10: NEWSPRINT SWAP

Concurrent with the completion of the third quarter 2000 sale of Garden State Paper Company (GSP), the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron), under which the Company received a floating price per metric ton and paid a fixed price of $596 per metric ton. A portion of the agreement was designated as a cash flow hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Approximately 90% of the annual tonnage under the agreement was initially designated as a hedge; beginning in the third quarter of 2001, this designation was lowered to just over 80% reflecting the Company's expectation of decreased newsprint usage. The objective of this hedge was to offset the variability of cash flows for purchases of newsprint due to changes in market prices; changes in cash flows of the newsprint swap were expected to be highly effective at offsetting changes in the cash flows related to the Company's purchases of newsprint.

In late November of 2001, the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. The Company believes that no further payments are due by either party under the agreement. Enron filed for bankruptcy shortly thereafter. As of year-end, the Company had received no communication from Enron with respect to the termination. The Company will continue to monitor and evaluate the situation, which may result in non-cash income for the Company in future years.

During 2001 prior to the swap termination, the Company recorded net after-tax charges to OCI of $19 million, representing the decline in estimated fair value of the derivative based on forecasted newsprint prices. There was no impact on net income due to ineffectiveness. Additionally, the Company recorded a pre-tax loss of approximately $5.5 million in the line item "Other, net" related primarily to the decrease in fair value of that portion of the contract not designated as a hedge. The Company expects to reclassify a non-cash charge of approximately $2.1 million from OCI into newsprint expense in the next twelve months associated with actual newsprint purchases.

   |
44 | Media General 2001

QUARTERLY REVIEW

(In thousands, except per share amounts)
                                                   First                Second                Third               Fourth
                                                  Quarter               Quarter              Quarter              Quarter
-----------------------------------------------------------------------------------------------------------------------------
2001
Revenues                                 $          198,881      $         205,747   $          193,052     $         209,496
Operating income                                      9,318                 21,024               14,133                28,239
Income (loss) from continuing operations              3,350                  7,696               (1,016)                7,894
Discontinued operations                                  --                     --                  280                    --
Net income (loss)                                     3,350                  7,696                 (736)                7,894
Income (loss) per share from
  continuing operations                                0.15                   0.34                (0.04)                 0.35
Income (loss) per share from continuing
  operations - assuming dilution                       0.15                   0.33                (0.04)                 0.34
Net income (loss) per share                            0.15                   0.34                (0.03)                 0.35
Net income (loss) per share
 - assuming dilution                                   0.15                   0.33                (0.03)                 0.34
-----------------------------------------------------------------------------------------------------------------------------
Shares traded                                         4,180                  2,343                1,987                 2,606
Stock price range                        $      34.06-52.40      $     44.41-53.50   $      42.60-51.38     $     41.06-51.74
Quarterly dividend paid                  $             0.17      $            0.17   $             0.17     $            0.17
-----------------------------------------------------------------------------------------------------------------------------

2000
Revenues                                 $          172,458      $         211,299   $          201,865     $         244,979
Operating income                                     23,552                 35,670               20,400                44,211
Income from continuing operations                    17,267                 17,053                8,458                20,779
Discontinued operations                              (2,905)                (7,415)                 ---                   482
Net income                                           14,362                  9,638                8,458                21,261
Income per share from continuing
  operations                                           0.67                   0.71                 0.37                  0.91
Income per share from continuing
  operations - assuming dilution                       0.66                   0.70                 0.36                  0.91
Net income per share                                   0.56                   0.40                 0.37                  0.93
Net income per share - assuming
  dilution                                             0.55                   0.39                 0.36                  0.93
-----------------------------------------------------------------------------------------------------------------------------
Shares traded                                         3,697                  3,456                2,802                 4,131
Stock price range                        $      49.13-54.75      $     46.88-53.00   $      47.00-53.50     $     33.65-49.50
Quarterly dividend paid                  $             0.16      $            0.16   $             0.16     $            0.16
-----------------------------------------------------------------------------------------------------------------------------

.. Media General, Inc., Class A common stock is listed on the New York Stock
  Exchange under the symbol MEG. The approximate number of equity security holders of record at March 3, 2002, was: Class A common - 1,930, Class B common - 12.

.. The Company sold its Newsprint operation in the third quarter 2000 and reported a loss of $13.5 million, net of a tax benefit of $6.1 million, the loss was initially recognized in the second quarter of 2000 and includes small adjustments in the fourth quarter of 2000 and third quarter of 2001.

.. The Company operated for fourteen weeks in the fourth quarter of 2000 and for thirteen weeks in the fourth quarter of 2001.

.. The Company sold its Cable Television operations in the fourth quarter 1999 and reported a net gain of $799 million, net of income taxes of $510 million; in the second quarter of 2000, certain adjustments related to this sale resulted in an additional net gain of $8.3 million, net of income taxes of $3.6 million.

                                                                            |
                                                         Media General 2001 | 45

TEN-YEAR FINANCIAL SUMMARY
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

                                                         2001               2000               1999               1998
-----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
Operating revenues                                   $     807,176      $     830,601      $     692,902      $     688,677
-----------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                    $      18,204      $      53,719      $     881,316      $      70,874
Adjustments to reconcile to operating
cash flow:
   (Income) loss from discontinued
      operations (a)                                            --              4,350             (5,107)           (23,019)
   Loss (gain) on sale of GSP Operations
      (a)                                                     (280)            13,774                 --                 --
   Gain on sale of Cable operations (a)                         --             (8,286)          (798,719)                --
   Extraordinary item (b)                                       --                 --              1,328                 --
   Cumulative effect of changes in
      accounting principles (c)                                 --                 --                 --                 --
   Gain on sale of Denver Newspapers,
      Inc. common stock                                         --                 --            (30,983)                --
   Gain on sale of Garden State
      Newspapers investment                                     --                 --                 --                 --
   Investment (income) loss
     --unconsolidated affiliates                           (19,949)            (5,131)            (9,067)           (22,193)
   Other, net                                                7,470            (16,520)           (12,637)               636
   Interest expense                                         54,247             42,558             45,014             61,027
   Income taxes                                             13,022             39,369             51,431             26,967
                                                     -----------------------------------------------------------------------
   Operating income                                         72,714            123,833            122,576            114,292
   Depreciation and amortization                           113,732            101,547             72,440             69,055
                                                     -----------------------------------------------------------------------
   Operating cash flow                               $     186,446      $     225,380      $     195,016      $     183,347
----------------------------------------------------------------------------------------------------------------------------

Per Share Data: (a) (b) (c)
   Income (loss) from continuing operations          $        0.79      $        2.66      $        2.97      $        1.80
   Discontinued operations                                    0.01              (0.41)             30.33               0.87
   Extraordinary item                                           --                 --              (0.05)                --
   Cumulative effect of change in
      accounting principles                                     --                 --                 --                 --
                                                     -----------------------------------------------------------------------
   Net income (loss)                                 $        0.80      $        2.25      $       33.25      $        2.67
----------------------------------------------------------------------------------------------------------------------------

Per Share Data-- assuming dilution: (a) (b) (c)
   Income (loss) from continuing operations          $        0.78      $        2.63      $        2.93      $        1.78
   Discontinued operations                                    0.01              (0.41)             29.90               0.85
   Extraordinary item                                           --                 --              (0.05)                --
   Cumulative effect of change in
      accounting principles                                     --                 --                 --                 --
                                                     -----------------------------------------------------------------------
   Net income (loss)                                 $        0.79      $        2.22      $       32.78      $        2.63
----------------------------------------------------------------------------------------------------------------------------
Other Financial Data:
   Total assets                                      $   2,534,059      $   2,561,282      $   2,340,374      $   1,917,346
   Working capital                                          62,541             58,339            167,546             29,129
   Capital expenditures                                     54,373             42,873             60,829             49,480
   Total debt                                              777,662            822,077             59,838            928,101
   Cash dividends per share                                   0.68               0.64               0.60               0.56
----------------------------------------------------------------------------------------------------------------------------

(a) The Company sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).

(b) In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.

   |
46 | Media General 2001

----------------------------------------------------------------------------------------------------------------------------

    1997                    1996                 1995                  1994                  1993                  1992
----------------------------------------------------------------------------------------------------------------------------

$    641,910            $    491,235         $     427,477         $     394,531         $     374,097         $    363,752
----------------------------------------------------------------------------------------------------------------------------
$    (10,490)           $     70,498         $      53,232         $     117,009         $      25,708         $     19,000

     (14,019)                (14,953)              (14,614)               (8,394)              (11,545)              (6,792)

          --                      --                    --                    --                    --                   --
          --                      --                    --                    --                    --                   --
      63,000                      --                    --                    --                    --                   --

          --                      --                    --                    --                    --                 (687)

          --                      --                    --                    --                    --                   --

          --                      --                    --               (91,520)                   --                   --

     (21,037)                (27,188)              (19,034)               (2,935)                  990                4,926
      (1,798)                 (1,979)               (6,292)               (2,300)               (3,838)              (6,635)
      59,131                  12,680                 3,858                 4,118                 8,343                3,950
      25,516                  30,335                18,837                21,001                 5,782                4,232
----------------------------------------------------------------------------------------------------------------------------
     100,303                  69,393                35,987                36,979                25,440               17,994
      65,936                  32,571                27,765                26,577                27,308               25,212
----------------------------------------------------------------------------------------------------------------------------
$    166,239            $    101,964         $      63,752         $      63,556         $      52,748         $     43,206
============================================================================================================================

$       1.46            $       2.11         $        1.48         $        4.17         $        0.55         $       0.44
        0.53                    0.57                  0.56                  0.33                  0.44                 0.26
       (2.39)                     --                    --                    --                    --                   --

          --                      --                    --                    --                    --                 0.03
----------------------------------------------------------------------------------------------------------------------------
$      (0.40)           $       2.68         $        2.04         $        4.50         $        0.99         $       0.73
----------------------------------------------------------------------------------------------------------------------------

$       1.44            $       2.09         $        1.46         $        4.13         $        0.53         $       0.44
        0.53                    0.56                  0.55                  0.32                  0.45                 0.26
       (2.37)                     --                    --                    --                    --                   --

          --                      --                    --                    --                    --                 0.03
----------------------------------------------------------------------------------------------------------------------------
$      (0.40)           $       2.65         $        2.01         $        4.45         $        0.98         $       0.73
----------------------------------------------------------------------------------------------------------------------------

$  1,814,201            $  1,025,484         $   1,016,743         $     787,165         $     745,242         $    787,425
      34,716                  13,373                22,938                14,833                 9,551                9,657
      41,599                  28,510                29,076                56,919                32,837               92,319
     900,140                 276,318               327,235               173,144               262,550              321,487
        0.53                    0.50                  0.48                  0.44                  0.44                 0.44
============================================================================================================================

(c) Includes the recognition, at the beginning of fiscal 1992, of the accumulated postretirement benefit obligation related to prior service costs of $22.8 million ($14.4 million after-tax; $0.55 per share, basic and assuming dilution) as the cumulative effect of a change in accounting principle for the adoption of Statement of Financial Accounting Standards No. 106, Employer's Accounting for Postretirement Benefits Other Than Pensions, and the adoption of Financial Accounting Standards No. 109, Accounting for Income Taxes, that increased 1992 net income by $15.1 million ($0.58 per share, basic and assuming dilution), which represented the net decrease in the Company's deferred tax liability at that date.

                                                                            |
                                                         Media General 2001 | 47