Form 10-K, Exhibit 13
period 2002-12-29
MEDIA GENERAL INC
filed 2003-03-28
CIK 216539

Exhibit 13

The Tampa Tribune

Richmond Times-Dispatch

Winston-Salem Journal

Northern Virginia Community

Bristol Herald Courier

The (Lynchburg) News & Advance

The (Charlottesville) Daily Progress

Danville Register & Bee

The (Waynesboro) News Virginian

Culpeper Star-Exponent

The Reidsville (NC) Review

Eden (NC) Daily News

(Florence, SC) Morning News

(Concord) Independent Tribune

Hickory Daily Record

Statesville Record & Landmark

The (Morganton) News Herald

The (Marion) McDowell News

Jackson County Floridan

The Dothan Eagle

Opelika-Auburn News

Hernando Today

Highlands Today

(7)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

          This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

          Rebounding from depressed prior-year results, 2002 received a boost from the return of strong Broadcast advertiser demand, while Publishing advertisers remained cautious during much of the year.  Broadcast Segment operating profits rose nearly 65% from 2001 on the strength of revenue growth across all advertising categories, but particularly Political advertising.  Conversely, the Company’s share of results from its investment in SP Newsprint Company declined $33 million to a pretax loss of $13.5 million as the newsprint industry continued to struggle with severely reduced selling prices.  The 2002 adoption of SFAS No. 142, Goodwill and Other Intangible Assets, had a significant impact in the current year, in the form of a net intangibles impairment loss of $126.3 million recorded at adoption, and the cessation of goodwill and indefinite-lived intangibles amortization for 2002 and beyond.  This resulted in a reduction of approximately $34 million (net of taxes) in amortization expense compared to the prior year.

          From 1995 through 2000, the Company made a number of strategic publishing and broadcast acquisitions and disposed of its cable and wholly owned newsprint operations.  Since 1995, the Company has expanded from three to 26 network affiliated television stations, from three to 25 daily newspapers, and created a separate division, Interactive Media, which manages more than 50 interactive and online operations.  The Company also owns nearly 100 weekly newspapers and other periodicals.  The Interactive Media Division, launched in January 2001, operates in conjunction with the Publishing and Broadcast Divisions to foster the Company’s strategy of convergence by: delivering information and entertainment through the Company’s existing websites, capitalizing on new online growth opportunities, and providing expanded choices for advertisers, readers, viewers and users.  The Company’s convergence efforts, initially focused in Tampa, continue to thrive there and are deepening their roots in many other markets and throughout Media General’s culture.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

          The preparation of the financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk, and financial condition.  Actual results could differ from those estimates.  The Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible Assets

          As noted above and discussed in Note 2 to the accompanying “Notes to Consolidated Financial Statements,” the Company adopted SFAS No. 142 and recorded an after-tax impairment charge of $126.3 million in 2002.  As required by that statement, the Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, at least annually or more frequently if impairment indicators are present, utilizing a discounted cash flow model.  The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values.  Neither a one percentage-point increase in the discount rate nor a five percentage-point decline in the cash flow or residual value in the Publishing Division would have resulted in an additional impairment charge.  However, had the Company, in the Broadcast Division, changed the discount rate by one percentage-point or changed the cash flow or residual values by five percentage-points, the non-cash impairment actually recorded would have been higher by $7 million to $40 million or been lower by $6 million to $30 million.

Derivative Financial Instruments

          The Company carries derivative financial instruments on its balance sheet at fair value which is determined utilizing discounted cash flow models.  The preparation of discounted future operating cash flow analyses for the Company’s interest rate swaps requires assumptions with respect to future interest rates.  The Company consistently utilizes rates that are widely published in the financial press as of each balance sheet date.  The Company, from time to time, validates the continued reasonableness of its discounted cash flow interest rate model through interaction with financial institutions.  A one percentage-point change in future interest rates would have no impact on the Company’s recorded net income and would result in a change of approximately $3 million in the liability recorded on the Company’s balance sheet as of the end of 2002.

Pension Plans and Postretirement Benefits

          The determination of pension and other postretirement plans’ costs requires the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trends.  The actuarial assumptions used in the Company’s pension and post-retirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company’s own experience to determine that its assumptions are reasonable.  A one-percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2002 of approximately $2.4 million.  A one percentage-point change in the discount rate would change the plans’ 2002 expense by approximately $600 thousand and the plans’ accumulated benefit obligations by approximately $35 million as of the end of 2002.

(17)

Income Taxes

          The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies.  From time to time, those audits may result in proposed adjustments.  The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits.

          The Company records income tax expense and liabilities in accordance with SFAS No. 109, Accounting for Income Taxes, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes.  The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income.  Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings may impact deferred tax assets and liabilities.  The Company’s accounting for deferred tax consequences represents management’s best estimate of future events and has been appropriately reflected in the accounting estimates.

Summary

          Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries, accountants, and financial institutions, that its estimates and assumptions are reasonable and adhere to GAAP.  Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company.  Management has discussed and will continue to discuss the development, selection, and disclosure of key estimates with the Audit Committee.

RESULTS OF OPERATIONS

Intangibles Amortization

          SFAS No. 142 had a significant impact on the Company’s operations in 2002.  Upon adoption, indefinite-lived intangibles were evaluated for impairment using estimated discounted cash flows to determine their fair value; poor economic conditions in 2001 led to reduced expectations for cash flows in future years.  This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements.  Additionally, indefinite-lived intangibles (goodwill, FCC licenses, and network affiliation agreements) were no longer amortized effective January 2002; this resulted in approximately $34 million lower amortization expense (net of taxes) in the current year.  The entire $48.6 million decrease in 2002 pretax intangibles amortization expense was attributable to the adoption of the new standard.

          Acquisition intangibles amortization expense increased from $53 million in 2000 to $60 million in 2001.  This increase was due overwhelmingly to acquisitions, specifically the inclusion of nine months of Spartan Communications, Inc. (Spartan) and five months of Thomson Newspapers (Thomson) in 2000 and 12 months of both in 2001.

Net Income

          Net income fell from $18 million ($0.79 per diluted share) in 2001 to a loss of $73 million ($3.14 per diluted share) in 2002 due entirely to the previously mentioned cumulative effect of change in accounting principle of $126.3 million ($5.44 per diluted share) recorded in the first quarter of this year.  Income from continuing operations excluding the above-mentioned adjustment rose $35 million to $53 million ($2.30 per diluted share) in 2002 from $18 million in the prior year.  The vast majority of this increase was attributable to the absence of $34 million of net amortization expense in the current year due to the adoption of SFAS No. 142.  Other meaningful changes which occurred included a $31 million increase in the Broadcast Division’s segment operating profit as advertising revenues rebounded strongly across all categories (particularly Political but also aided by the Olympics), offset by a $33 million decline in results from the Company’s share of its investment in SP Newsprint Company (SPNC) as severely depressed newsprint prices continued to plague that industry.

          Net income in 2001 dropped 66% to $18 million ($0.79 per diluted share) from $54 million ($2.22 per diluted share) in 2000.  After adjusting for discontinued operations, the deep and sustained advertising revenue decline throughout 2001 was the most significant factor in the 72% drop in income from continuing operations.  Comparisons with the prior year were also adversely affected by the presence of a fifty-third week in 2000’s fiscal calendar versus fifty-two weeks in 2001.  Declines were seen in all major revenue categories including, most notably, Classified and Retail in the Publishing Division and National and Political in the Broadcast Division.   These were offset in part by the benefits of various cost containment initiatives and by the full-year impact of the acquisitions made in 2000, but still resulted in a $46 million decrease in segment operating income.  A $12 million increase in interest expense and an $8 million increase in intangibles amortization were also primarily related to the full-year impact of the March 2000 acquisition of Spartan and the August 2000 acquisition of certain newspaper groups from Thomson.  Additionally, “Other” was negatively affected by the absence of $8.2 million of interest income earned in 2000 and the inclusion of $7 million of additional expense related to a newsprint swap contract, prior to its termination in November 2001.  On a positive note, the Company’s share of income from SPNC increased 150% to $19 million.

(18)

Publishing

          Operating income for the Publishing Division decreased a modest $2.8 million (2.2%) in 2002 from the prior year.  Adjusting for a $3.3 million decrease in the Company’s share of The Denver Post’s results, operating income remained essentially level with the prior year.  Lethargic Classified and Retail advertising left the industry in a state of trepidation in response to the depressed advertising climate, and led the Company to continue its focus on cost containment.  Weak Classified advertising revenue was driven by decreased employment linage, partially offset by increased automotive advertising revenue that gained strength throughout 2002.  Retail advertising was soft across all categories as advertisers remained cautious about the timing of an economic recovery.  The accompanying graph depicts the downward trend which has occurred within the Classified and Retail advertising categories over the past three years, while the National and Preprint categories have held their own and remained relatively stable.

*2000 only includes five months of the Thomson properties, acquired August 2000.

          Publishing Division operating expenses decreased $14 million in 2002 from the prior year.  While the Division continued to pursue its cost containment efforts that had been initiated in 2001, the year-over-year savings were rooted in significantly reduced newsprint prices, which were down $17 million (25%) from the prior year.  A $121 per short ton average price decline produced almost the entire savings, with a modest 2% decline in consumption generating the remaining newsprint expense reduction.  Bad debt expense was down significantly from the prior year due to favorable collection experience, but these savings were more than offset by increased employee compensation and benefit expense, the result of normal salary adjustments and increased retirement plan and health insurance costs.

          The Company’s share of results from The Denver Post fell $3.3 million to a loss of $.2 million in 2002 from income of $3.1 million in the prior year.  Excluding the one-time gain generated from the 2001 formation of the Denver Joint Operating Agreement (JOA), these results improved $2.8 million from a 2001 adjusted loss of $3 million.  While Classified and Retail revenues were down commensurate with the industry, the driving factor that facilitated these improved comparative results was a 23% reduction in newsprint costs.

          Publishing Division operating income decreased $22 million during 2001 to $128 million.  After adjusting for the $6.7 million positive effect of having a full year of performance from properties acquired in the previous year, most notably Thomson, as well as a $4 million increase in the Company’s share of The Denver Post’s results, operating income decreased by $33 million.  Including the effect of one less week, revenue from operations owned in both years was down $42 million (8%), while operating expenses were held below the prior year level by $13 million.  The Division felt the advertising weakness in virtually every category although Classified, down 12% due to soft employment and automotive, and Retail, down 8% due to weakness in most sectors, were most severely affected.

          The benefit of the Division’s cost control measures which were initiated in the early months of 2001, while substantial, could not overcome the severity of the advertising decline.  Excluding acquisitions and aided by one less week in fiscal 2001, operating expenses were down $13 million as compared to 2000.  The measures included a hiring freeze as well as restricted travel, entertainment, marketing and promotion expense.  The Division’s savings were also aided by $2.5 million of lower newsprint expense during the year.  Although the $522 average price per short ton paid during 2001 was $35 per ton higher than 2000, reduced consumption more than offset the increased price.  Consumption was reduced as a result of both lower levels of advertising and the Division’s efforts at conservation, including part- and full-year effects of narrowing the width of all of the Company’s daily newspapers.

          The Company’s 20% share of The Denver Post’s results improved $4 million during 2001, from a prior-year loss of $.9 million to income of $3.1 million.  These results included several one-time items related to the formation of a JOA between The Denver Post and the Denver Rocky Mountain News in January 2001.  The Company’s share included a $6.1 million gain resulting from an initial payment made by the Denver Rocky Mountain News, partially offset by several million dollars of initial consulting and start-up costs.  The operations of the newspapers themselves suffered depressed revenue and profits along with the rest of the industry.

Broadcast

          The Broadcast Division proved to be the Company’s stellar performer in 2002, posting a $31 million (64%) increase in operating income over the prior year.  While advertising revenues were up across all categories aided by the Olympics early in the year, increased Political advertising made an unprecedented contribution to the Division’s success in 2002.  Political advertising revenues were more than eighteen times the prior-year level and supplied almost 11% of total advertising time sales.  The following chart demonstrates the significance that increased Political time sales had on overall advertising time sales in 2002 as compared to the last four years (including the presidential election year of 2000).

(19)

          While robust political ad revenues stole the headlines in 2002, increases of more than $9 million each in Local and National advertising revenues over the prior year merit mention as well.  The sizeable increase in Political advertising (due primarily to hotly contested local elections, close races in the House and Senate, and issue spending) had the effect of constricting available time spots for both Local and National advertising, thereby allowing for reduced discounting as the Division found itself in a favorable supply-demand position.  Local ad revenues were up on the strength of the automotive and services categories, while National advertising increases were driven by the automotive and corporate categories.

          The Broadcast Division’s revenue growth meaningfully exceeded that of the industry, reflecting effective pricing and management of available advertising time, a consolidated and focused national sales representative group, increased ad spending in the Southeast as compared to other regions of the country, and higher advertising shares from existing clients as the result of improved ratings.  According to the Television Bureau of Advertising (the not-for-profit trade association of America’s broadcast television industry), time sales across the broadcast industry have increased 10.9% year to date as of December 2002 as compared to 2001; this compared to the Company’s 19.8% increase.  National and Local advertising growth for the Company was 31.4% and 12.9%, respectively, well above the industry’s growth of 17.1% and 7.1%.

          Operating expenses increased $9.8 million in 2002 as compared to 2001.  The majority of this increase was attributable to a 6.7% rise in employee compensation and benefit expense due primarily to higher sales commissions and incentive bonuses associated with increased time sales, and to a lesser degree, increased retirement benefit costs.  As a testament to the Division’s continued attention to its cost containment efforts, 76 cents of each dollar of revenue growth was converted into operating profit in 2002.

          Operating income in the Broadcast Division decreased 27% to $49 million in 2001.  The decline was felt almost equally at the former Spartan stations, which were owned for twelve months in 2001 versus nine months in the prior year, and at the Company’s remaining operations, which were fully owned in both years.  Revenue declines were the main culprit responsible for the lackluster performance, as fiscal 2001 did not benefit, as 2000 did, from major advertising for either the Olympics or political races.  Additionally, the Division’s revenues were adversely affected by one less week in fiscal 2001 and over four days of commercial-free airtime due to nonstop news coverage in the wake of the attacks of September 11th.  National advertising, with the automotive and telecommunications categories being hardest hit, was down approximately 13%, and Political advertising was almost 90% lower than the prior year as anticipated in an odd-numbered year.  The Broadcast Division’s efforts to make up for National and Political advertising weakness were evident in Local advertising but fell just short of the prior year.  The former Spartan stations showed similar trends.

          Offsetting these revenue shortfalls were aggressive cost restraint measures.  Operating expenses excluding the former Spartan stations were down almost 5% with savings coming from a hiring freeze, restricting travel and research spending, and the absence of political news coverage costs.  Additional savings were achieved in programming expenses.

Interactive Media

          The Interactive Media Division was launched January 1, 2001, to operate in conjunction with the Publishing and Broadcast Divisions to foster the Company’s strategy of convergence.  Amounts in 2000 have been restated to reflect this launch; however, comparisons in this year are not altogether meaningful because critical aspects of the Division’s infrastructure and management did not exist prior to 2001.

          Interactive Media results for 2002 and 2001 included losses and write-offs from the Company’s share of certain equity and cost investments in various start-up ventures of $5.2 million and $6.6 million, respectively.  Excluding the effect of these dot-com write-offs, the Division’s loss increased to $4.6 million in 2002 from $2.8 million in 2001.  A $2.5 million increase in revenues from wholly owned operations was overshadowed, as planned, by a $4.3 million increase in expenses.  This 28% year-over-year improvement in revenues was primarily attributable to vigorous Classified advertising which more than doubled in 2002 as classified up-sell arrangements with the Company’s newspapers were adopted in markets across the Division.  Under these up-sell arrangements, customers pay an additional fee to have their classified advertisement placed online simultaneously with its publication in the newspaper.  The accompanying graph exhibits the momentum that online Classified advertising has gained over the past three years; additionally, other online revenues associated with the Division’s wholly owned websites and portals showed solid growth, while Media General’s Financial Services (a provider of online financial information) revenues have been weathering the burst of the dot-com bubble.

(20)

          With the 2001 rollout of the new Division, the Company anticipated increased losses for several years as new products were developed and acquired, new advertiser relationships were built, and the infrastructure to manage the Division was formed.  Developing products and forging relationships has progressed nicely; strong divisional management has been developed, and the core infrastructure to operate the Division has been established.  Consistent with the achievement of these goals, divisional operating expenses rose.   The $4.3 million increase in expenses was primarily attributable to a 36% rise in employee compensation and benefit expense related to staffing new positions to support the Division’s expanded infrastructure.  Additionally, in June of 2002 the Company acquired Boxerjam (a provider of multiplayer online interactive games) which contributed to the higher year-over-year expenses as anticipated developmental costs were incurred associated with the relaunch of the website in late 2002.

          The Division registered an operating loss of $9.3 million during 2001, which was $5.7 million worse than 2000 despite an 11% increase in revenues.  The increased revenues were attributable to a substantial increase in Banner advertising and a 28% rise in Classified advertising including the successful up-sell arrangement that was being implemented across the Division.  As expected, the wholly owned portals and websites showed an increased operating loss of approximately $1.6 million in 2001.  Additionally, Media General Financial Services’ profits were down 18.5% due to expense associated with the development of new stock information databases.  The remainder of the increase in operating losses during the year related to investments in dot-com companies.  These investments resulted in $2.8 million of higher investment write-offs in 2001 and $800 thousand of additional operating losses from the Company’s share of investments accounted for under the equity method.

          While the impact of write-offs was substantial to the Division over the past three years, the Company does not anticipate comparable future write-offs of its existing investments.  To the contrary, the Company has agreed to sell its shares of Hoover’s (a provider of business information) early in 2003 and expects to recognize a gain of approximately $3.7 million (net of income taxes of $2.1 million).  Excluding the Company’s investment in Hoover’s, the book value of its remaining investments was approximately $2 million at the end of 2002.  The Company remains open to future investments that would complement its strategic vision of convergence.

Newsprint

          The Company’s results are influenced by newsprint prices in two fundamental ways.  First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of approximately one million short tons annually.  Second, newsprint expense represents a significant portion of the Publishing Division’s total costs (13% in 2002 and 17% in 2001).  While higher newsprint prices are beneficial to SPNC by translating into increased profits, they are detrimental to the Publishing Division by means of increased production costs.  The Company’s share of SPNC’s annual production is approximately 330,000 short tons, which is more than twice the approximate annual consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company’s net income by approximately $115 thousand annually.  By virtue of its investment in SPNC the Company is a net producer of newsprint and therefore, a net beneficiary of higher newsprint prices.

          Newsprint prices, as shown in the accompanying graph, began a gradual but fairly steady ascent throughout 2000 to just over $570 per short ton near the end of the first quarter of 2001 and then rapidly descended to below $385 per short ton by August of 2002.  Prices hovered around $400 per short ton throughout the remainder of 2002.  The Company’s share of results from SPNC over the three-year period reflected these prices with income of $7.7 million in 2000, spiking to income of $19.3 million in 2001, and then rapidly swinging to a loss of $13.5 million in 2002.  With newsprint prices at a twenty-year low, the Company is expecting a gradual rebound in pricing and thus improved results from SPNC in 2003.

          Concurrent with its completion of the third quarter 2000 sale of Garden State Paper Company (GSP), a former newsprint subsidiary, to Enron North America Corporation (Enron), the Company entered into a seven-year financial newsprint swap agreement with the buyer.  In late November of 2001, the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the agreement was signed.  Enron filed for bankruptcy shortly thereafter.  The Company believes that no further payments are due by either party under the agreement.  In late July 2002 the Company received a letter from Enron disputing the Company’s position.  The Company responded in writing that it continues to believe that its position is correct.

           Declining newsprint prices, and more importantly, their effect on forecasted future prices had an impact on the Company’s newsprint swap valuation prior to its termination in 2001.  The Company recorded net after-tax charges to Other Comprehensive Income (OCI) of $19 million in 2001, representing the decline in estimated fair value of the newsprint-based derivative based on these forecasted newsprint prices.  Additionally, the Company recorded a pre-tax, non-cash loss of approximately $5.5 million in 2001, compared to income of $1.5 million in 2000, related primarily to the decrease in the estimated fair value of that portion of the contract not designated as a hedge.

(21)

Interest Expense

          Interest expense decreased $6.4 million to $47.9 million in 2002 due almost entirely to an $87 million decline in average debt outstanding.  Conversely, interest expense increased $12 million to $54 million during 2001.  This increase was due to a $225 million increase in average debt outstanding combined with the full-year impact of acquisitions financed with debt in 2000, partially offset by a decrease in the Company’s effective interest rate to an average of less than 7% (the result of interest rate reductions throughout 2001 and the Company’s reduced leverage ratios.)

          Upon the January 2001 adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company had four interest rate swaps with notional amounts totaling $300 million.  During 2001 the Company entered into two additional swaps totaling $150 million in notional amount, while one swap with a $75 million notional amount matured.  During 2002 an additional interest rate swap with a notional amount of $100 million matured and the Company entered into four forward-starting swaps.  At the close of the year, the Company had four interest rate swaps with notional amounts totaling $275 million and maturities in February and March of 2003, as well as four forward-starting interest rate swaps (which begin as the other swaps mature) with notional amounts totaling $200 million and maturities in 2004 and 2005.  In accordance with the standard, the fair value of these swaps was recorded as a $7.5 million liability as of the end of the year with all offsetting amounts, net of deferred taxes, included in OCI.

          These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR.   These instruments are not intended to be traded for profit or loss.  They are cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.1% at December 29, 2002.  As the four forward-starting interest rate swaps (with notional amounts of $50 million each) become effective, they will result in an effective interest rate of just under 5% on $200 million of debt. Additionally, during 2001 the Company issued $200 million in five-year senior notes with a fixed coupon rate of 6.95%.  Because of the interest rate swaps, if short-term interest rates were to be either higher or lower by one percentage point throughout 2003, and assuming the Company’s interest rate swap agreements continue through the year as described above and long-term debt remains unchanged from year end, the Company’s interest expense and income before taxes would change by approximately $2 million.  This amount was determined by considering the impact of the hypothetical interest rates on the Company’s borrowing cost, short-term investment balances, and interest rate swap agreements.

Income Taxes

          The Company’s effective tax rate on income from continuing operations was approximately 39%, 42% and 38% in 2002, 2001 and 2000.  The decrease in 2002’s tax rate was largely due to the impact of ceasing to amortize indefinite-lived intangibles due to the previously mentioned adoption of the new standard on goodwill and intangible assets.  The increase in 2001’s tax rate was primarily due to non-deductible items that had a proportionately greater impact due to that year’s lower pretax income.

LIQUIDITY

          The Company utilizes various forms of financing in order to provide it with appropriate funding and liquidity.  As of December 29, 2002, the Company had the following obligations:

(In millions)	Payments Due By Periods

Contractual obligations	Total	Less than 1 year	1 – 2 years	3 – 4 years	After 4 years

Long-term debt & cap. leases:
Revolving credit facility	$430.0	$—	$—	$430.0	$—
Universal shelf-registration	199.9	—	—	199.9	—
Other	13.0	13.0	—	—	—
Operating leases	21.0	4.4	5.9	3.4	7.3
Broadcast film rights	48.5	31.2	10.4	6.9	—
Variable interest entities	99.5	—	—	99.5	—

Total obligations	$811.9	$48.6	$16.3	$739.7	$7.3

(22)

          The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for combined public debt or equity totaling $1.2 billion (together the “Facilities”).  At the end of 2002 there were $199.9 million in senior notes outstanding under the universal shelf.  Additionally, the Company leases facilities valued at approximately $99.5 million which it occupies in Tampa and Richmond and which are not on its balance sheet as of the end of 2002.  These facilities are owned by variable interest entities (VIE) which have granted the Company options to buy the facilities at cost; the Company has guaranteed recovery of a portion (85%) of the VIE’s cost.  Leasing these buildings provides the Company with a lower cost alternative to purchasing the buildings.  The FASB issued Interpretation 46, Consolidation of Variable Interest Entities, in January 2003.  The Company will implement this standard at the beginning of its third quarter in 2003.  While the Company continues to study the effect of the Interpretation, it does expect, at a minimum, that it will consolidate these VIEs which will result in the addition to the Balance Sheet of approximately $100 million of fixed assets and liabilities.

          The Facilities carry cross-default provisions between the revolving credit and the senior notes.  The revolving credit has both an interest coverage and a leverage covenant.  These covenants which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity under the Facilities.  A significant drop in the Company’s EBITDA or a large increase in the Company’s debt level could make meeting the leverage ratio challenging.    However, the Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward, including when it consolidates VIEs.  The Facilities are currently guaranteed by the Company’s subsidiaries.

          Net cash provided by operating activities increased nearly 40% to $173 million most of which was used to pay down long-term debt ($134 million).  Furthermore, when coupled with other cash inflows, it also enabled the Company to make capital expenditures of $33 million and pay dividends to its shareholders of $17 million.  The Company has made significant progress in converting all of its TV stations to digital broadcasting; the Company expects that it will further spend approximately $40 million over the next 4 years to complete this project.  As noted, the Company has agreed to sell its shares of Hoover’s, a provider of business information, and expects that it will generate a net cash inflow, after tax, of nearly $15 million in the first quarter of 2003.

          Until recent years, the investment performance of assets within the Company’s retirement plan trust had been such that the Company was not required to make contributions to the plan.  However, during the past three years both the plan’s investment market values and rates of return have declined; discount rates have dropped as well.  Combining these changes with the continued payment of retirement benefits to plan participants during this and future periods, the Company believes that it is likely that it will begin making contributions starting with the 2003 plan year.   While the amount of contribution will directly depend upon future changes in investment values, rates of return, discount rates, plan benefits and design, among other factors, the Company believes that annual contributions could average as much as $18 to $24 million over the next five-year period in the absence of meaningful market improvement.

          Adjusting for the payment of taxes in 2000 on the sale of the Company’s cable division, the Company’s cash provided from operations has ranged from approximately $124 million to $173 million over each of the past three years.  The Company believes that internally generated funds provided by operations and the unused portion of the Facilities provide it with significant flexibility to manage working capital needs, pay dividends, finance capital expenditures, make pension contributions, and take advantage of new strategic opportunities.

OUTLOOK FOR 2003

          While repercussions from a challenged 2001 economy reverberated throughout 2002, the Company ended the year in a position of strength with all of its Divisions showing fourth quarter revenue improvement.  The Company plans to build on this improvement; however, several factors will impact, both negatively and positively, the Company’s 2003 comparative performance including expected higher newsprint prices and the virtual absence of political advertising revenues.  While higher year-over-year newsprint prices are expected to increase the Publishing Division’s expenses, these same higher prices should meaningfully improve the profitability of the Company’s investment in SPNC and thus favorably impact the Company’s consolidated profitability.  Expectations for 2003 also include lower interest expense as well as the sale of the Company’s equity in Hoover’s, both of which should contribute to producing improved 2003 results.  Additionally, the Company believes it is well-positioned to react quickly to strategic opportunities that may arise when, as expected, the FCC cross-ownership and duopoly regulations are eliminated or modified.

*  *  *  *  *  *  *

          Certain statements in this annual report that are not historical facts are “forward-looking” statements, as that term is defined by the federal securities laws.  Forward-looking statements include statements related to pending transactions, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations.  Forward-looking statements, including those which use words such as the Company “believes,” “anticipates,” “expects,” “estimates,”  “intends” and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

          Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company’s results of operations and its financial condition.

(23)

MEDIA GENERAL, INC., MANAGEMENT’S STATEMENT OF RESPONSIBILITY

          Primary responsibility for the integrity and objectivity of the Company’s financial statements rests with Management.  The financial statements report on Management’s stewardship of Company assets.  They are prepared in conformity with accounting principles generally accepted in the United States, and accordingly include amounts that are based on Management’s informed estimates and judgments.  Nonfinancial information included in the annual report has also been prepared by Management and is consistent with the financial statements.

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

          Media General operates under a strict Code of Ethics that all employees are required to follow without exception.  The Code requires ethical standards in all of the Company’s relationships, including those with customers, suppliers and government agencies.

January 24, 2003

J. Stewart Bryan III	Marshall N. Morton	O. Reid Ashe Jr.
Chairman and	Vice Chairman and	President and
Chief Executive Officer	Chief Financial Officer	Chief Operating Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders,
Media General, Inc.

          We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 29, 2002, and December 30, 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 29, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 29, 2002, and December 30, 2001, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and certain other indefinite-lived intangible assets to comply with the accounting provisions of Statement of Financial Accounting Standards No. 142.

          As discussed in Note 5 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to comply with the accounting provisions of Statement of Financial Accounting Standards No. 133.

January 24, 2003 Richmond, Virginia	Ernst & Young LLP

(24)

Media General, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Fiscal Years Ended

	December 29, 2002	December 30, 2001	December 31, 2000 (53 weeks)

Revenues	$836,800	$807,176	$830,601
Operating costs:
Production	347,428	354,740	343,949
Selling, general and administrative	275,677	265,990	261,272
Depreciation and amortization	65,495	113,732	101,547

Total operating costs	688,600	734,462	706,768

Operating income	148,200	72,714	123,833

Other income (expense):
Interest expense	(47,874)	(54,247)	(42,558)
Investment income (loss) - unconsolidated affiliates	(14,129)	19,949	5,131
Other, net	1,953	(7,470)	16,520

Total other income (expense)	(60,050)	(41,768)	(20,907)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	88,150	30,946	102,926
Income taxes	34,731	13,022	39,369

Income from continuing operations before cumulative effect of change in accounting principle	53,419	17,924	63,557
Discontinued operations:
Loss from discontinued operations (net of income tax benefit of $2,471)	—	—	(4,350)
Gain (loss) on sale of operations (net of income taxes of $160 in 2001 and income tax benefit of $2,604 in 2000)	—	280	(5,488)
Cumulative effect of change in accounting principle (net of income tax benefit of $12,188)	(126,336)	—	—

Net income (loss)	$(72,917)	$18,204	$53,719

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$2.33	$0.79	$2.66
Income (loss) from discontinued operations	—	0.01	(0.41)
Cumulative effect of change in accounting principle	(5.51)	—	—

Net income (loss)	$(3.18)	$0.80	$2.25

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$2.30	$0.78	$2.63
Income (loss) from discontinued operations	—	0.01	(0.41)
Cumulative effect of change in accounting principle	(5.44)	—	—

Net income (loss)	$(3.14)	$0.79	$2.22

Notes to Consolidated Financial Statements begin on page 30.

(25)

Media General, Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands, except shares and per share amounts)

ASSETS

	December 29, 2002	December 30, 2001

Current assets:
Cash and cash equivalents	$11,279	$9,137
Accounts receivable (less allowance for doubtful accounts 2002 - $6,778; 2001 - $8,085)	112,399	112,431
Inventories	4,101	4,860
Other	32,773	36,610

Total current assets	160,552	163,038

Investments in unconsolidated affiliates	93,370	114,588

Other assets	68,140	71,308

Property, plant and equipment, at cost:
Land	32,002	30,458
Buildings	182,945	168,625
Machinery and equipment	489,648	463,250
Construction in progress	7,062	29,125
Accumulated depreciation	(338,938)	(305,542)

Net property, plant and equipment	372,719	385,916

Excess of cost over fair value of net identifiable assets of acquired businesses	832,004	933,957

FCC licenses and other intangibles	820,226	865,252

Total assets	$2,347,011	$2,534,059

Notes to Consolidated Financial Statements begin on page 30.

(26)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 29, 2002	December 30, 2001

Current liabilities:
Accounts payable	$20,967	$19,909
Accrued expenses and other liabilities	88,646	80,588
Income taxes payable	1,888	—

Total current liabilities	111,501	100,497

Long-term debt	642,937	777,662

Deferred income taxes	345,178	350,854

Other liabilities and deferred credits	188,141	141,378

Commitments and contingencies (Note 11)

Stockholders’ equity:

Preferred stock ($5 cumulative convertible), par value $5 per share: Authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:
Class A, authorized 75,000,000 shares; issued 22,652,466 and 22,420,065 shares	113,262	112,100
Class B, authorized 600,000 shares; issued 555,992 and 556,574 shares	2,780	2,783
Additional paid-in capital	18,504	10,006
Accumulated other comprehensive income (loss):
Unrealized gain (loss) on equity securities	3,607	(1,953)
Unrealized loss on derivative contracts	(14,462)	(19,060)
Minimum pension liability	(35,924)	—
Unearned compensation	(5,506)	(6,780)
Retained earnings	976,993	1,066,572

Total stockholders’ equity	1,059,254	1,163,668

Total liabilities and stockholders’ equity	$2,347,011	$2,534,059

Notes to Consolidated Financial Statements begin on page 30.

(27)

Media General, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Retained Earnings	Total

		Class A	Class B

Balance at December 26, 1999	25,911,614	$129,558	$2,783	$3,040	$7,392	$(2,973)	$1,191,102	$1,330,902
Net income		—	—	—	—	—	53,719	53,719
Unrealized loss on equity securities (net of deferred tax benefit of $6,346)		—	—	—	(10,873)	—	—	(10,873)

Comprehensive income								42,846
Cash dividends ($0.64 per share)		—	—	—	—	—	(15,299)	(15,299)
Stock purchase and retirement	(3,890,136)	(19,451)	—	(7,819)	—	—	(165,547)	(192,817)
Exercise of stock options	136,969	685	—	3,338	—	—	—	4,023
Stock issuance under dividend reinvestment plan	5,723	29	—	225	—	—	—	254
Income tax benefits relating to restricted shares and exercised options		—	—	1,478	—	—	—	1,478
Amortization and forfeitures of unearned compensation	(6,100)	(31)	—	(262)	—	828	—	535

Balance at December 31, 2000	22,158,070	110,790	2,783	—	(3,481)	(2,145)	1,063,975	1,171,922

Net income		—	—	—	—	—	18,204	18,204
Unrealized gain on equity securities (net of deferred taxes of $871)		—	—	—	1,528	—	—	1,528
Unrealized loss on derivative contracts (net of deferred tax benefit of $10,771)		—	—	—	(19,060)	—	—	(19,060)

Comprehensive income								672
Cash dividends ($0.68 per share)		—	—	—	—	—	(15,607)	(15,607)
Exercise of stock options	141,250	706	—	3,435	—	—	—	4,141
Stock issuance under:
Restricted stock plan	114,900	575	—	5,333	—	(5,908)	—	—
Divided reinvestment plan	5,845	29	—	229	—	—	—	258
Income tax benefits relating to restricted shares and exercised options		—	—	1,009	—	—	—	1,009
Amortization of unearned compensation		—	—	—	—	1,273	—	1,273

Balance at December 30, 2001	22,420,065	112,100	2,783	10,006	(21,013)	(6,780)	1,066,572	1,163,668

Net loss		—	—	—	—	—	(72,917)	(72,917)
Unrealized gain on equity securities (net of deferred taxes of $3,168)		—	—	—	5,560	—	—	5,560
Unrealized gain on derivative contracts (net of deferred taxes of $2,552)		—	—	—	4,598	—	—	4,598
Minimum pension liability (net of deferred tax benefit of $20,500)		—	—	—	(35,924)	—	—	(35,924)

Comprehensive loss								(98,683)
Cash dividends ($0.72 per share)		—	—	—	—	—	(16,662)	(16,662)
Stock purchase and retirement	(22,494)	(112)	—	(1,020)	—	—	—	(1,132)
Exercise of stock options	250,694	1,253	—	6,920	—	—	—	8,173
Exchange of common stock	582	3	(3)	—	—	—	—	—
Stock issuance under dividend reinvestment plan	3,619	18	—	180	—	—	—	198
Income tax benefits relating to restricted shares and exercised options		—	—	2,418	—	—	—	2,418
Amortization of unearned compensation		—	—	—	—	1,274	—	1,274

Balance at December 29, 2002	22,652,466	$113,262	$2,780	$18,504	$(46,779)	$(5,506)	$976,993	$1,059,254

Notes to Consolidated Financial Statements begin on page 30.

(28)

Media General, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years Ended

	December 29, 2002	December 30, 2001	December 31, 2000 (53 weeks)

Cash flows from operating activities:
Net income (loss)	$(72,917)	$18,204	$53,719
Adjustments to reconcile net income:
Cumulative effect of change in accounting principle	126,336	—	—
Depreciation	46,693	47,047	47,532
Amortization	18,802	66,685	57,761
Deferred income taxes	18,078	1,340	3,327
Provision for doubtful accounts	3,902	7,966	4,751
Investment (income) loss - unconsolidated affiliates	14,129	(19,949)	(5,131)
Distribution from unconsolidated affiliates	4,100	—	3,400
Write-down of investments	4,793	4,151	1,310
Net (gain) loss on disposition of Garden State Paper	—	(280)	13,774
Net gain on disposition of Cable operations	—	—	(8,286)

Net cash provided by operations	163,916	125,164	172,157
Change in assets and liabilities:
Accounts receivable and inventories	(3,111)	(694)	(13,457)
Accounts payable, accrued expenses and other liabilities	10,434	(8,914)	(9,513)
Income taxes payable	2,927	(1,092)	(516,812)
Other, net	(1,548)	9,845	(4,981)

Net cash provided (used) by operating activities	172,618	124,309	(372,606)

Cash flows from investing activities:
Capital expenditures	(33,280)	(54,373)	(42,873)
Purchase of businesses	(1,124)	(1,766)	(857,570)
Proceeds from disposition of Garden State Paper	—	—	76,623
Proceeds from disposition of Cable operations	—	—	10,063
Proceeds from sale of other businesses	—	—	3,825
Proceeds from short-term investments - net	—	—	390,748
Other investments	(1,633)	(4,852)	(12,283)
Other, net	5,547	4,420	255

Net cash used by investing activities	(30,490)	(56,571)	(431,212)

Cash flows from financing activities:
Increase in debt	251,000	1,236,882	1,095,000
Repayment of debt	(385,091)	(1,281,302)	(333,333)
Debt issuance costs	—	(12,211)	—
Stock repurchase	—	(2,120)	(192,692)
Cash dividends paid	(16,662)	(15,607)	(15,299)
Proceeds from stock options exercised	8,173	4,141	4,023
Other, net	2,594	1,212	1,225

Net cash (used) provided by financing activities	(139,986)	(69,005)	558,924

Net increase (decrease) in cash and cash equivalents	2,142	(1,267)	(244,894)
Cash and cash equivalents at beginning of year	9,137	10,404	255,298

Cash and cash equivalents at end of year	$11,279	$9,137	$10,404

Notes to Consolidated Financial Statements begin on page 30.

(29)

Media General, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

          The Company’s fiscal year ends on the last Sunday in December. Results for 2002 and 2001 are for the 52-week periods ended December 29, 2002, and December 30, 2001, respectively; results for 2000 are for the 53-week period ended December 31, 2000.

Principles of consolidation

          The accompanying financial statements include the accounts of Media General, Inc., and subsidiaries more than 50% owned (the Company).  All significant intercompany balances and transactions have been eliminated.  The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising 20 to 50 percent of the voting stock of companies and certain partnership interests.  All other investments are generally accounted for using the cost method.

Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Presentation

          Certain prior-year financial information has been reclassified to conform with the current year’s presentation.

Revenue recognition

          The Company’s principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations.  In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from the sale of financial data to third parties who publish it on the Internet.  Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered.  Subscription revenue is recognized on a pro-rata basis over the term of the subscription.  Revenue from the sale of online financial data is recognized pro-rata over the term of the contract subject to adjustment, in certain circumstances, for usage volume.  Amounts received from customers in advance are deferred until earned.

Cash, cash equivalents and short-term investments

          Cash in excess of current operating needs is invested in various short-term instruments carried at cost that approximates fair value.  Those short-term investments having an original maturity of three months or less are classified in the balance sheet as cash equivalents.  In 2000 the Company earned interest income of $8.3 million on investments in highly-rated commercial paper and United States Government securities.  This amount is included in the line item “Other, net” on the Consolidated Statements of Operations.

Derivatives

          All derivatives are recognized as either assets or liabilities on the balance sheet at fair value.  If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings.  Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item “Other, net” during the period of change.  For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company’s OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings.  For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company’s current earnings during the period of change.  Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item “Other assets” or “Other liabilities and deferred credits”.

Concentrations of credit risk

          Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States.  The Company’s trade receivables result from its publishing, broadcast and interactive media operations.  The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables.

Inventories

          Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market.  The value of newsprint inventories and broadcast equipment is determined by the first-in, first-out, and specific identification methods, respectively.

Broadcast film rights

          Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value.  Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use.  Generally, program rights of one year or less are amortized using the straight-line method; program rights of longer duration are amortized using an accelerated method.

(30)

Property and depreciation

          Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment.  Depreciation deductions are computed by accelerated methods for income tax purposes.  Major renovations and improvements and interest expense incurred during the construction period of major additions are capitalized.  Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

Intangible and other long-lived assets

          When indicators of impairment are present, management evaluates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets.  Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles by reporting unit using estimated discounted cash flows to determine their fair value.

          Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks.  Prior to adoption of SFAS No. 142, most goodwill was being amortized by the straight-line method over periods not exceeding 40 years; FCC licenses and other intangibles were being amortized by the straight-line method over periods ranging from 3 to 40 years.  With the adoption of SFAS No. 142, finite-lived intangibles continue to be amortized by the straight-line method over periods ranging from 1 to 12 years.  Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

Income taxes

          The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Comprehensive income

          The Company’s comprehensive income consists of net income, minimum pension liability adjustments, unrealized gains and losses on certain investments in equity securities, and changes in the value of derivative contracts as well as the Company’s share of OCI from its investments accounted for under the equity method.

Stock-based compensation

          The Company’s three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant.  The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.  The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: risk-free interest rates of 4.91%, 5.25%, and 6.71%; dividend yields of 1.33%, 1.26% and 1.26%; volatility factors of .48, .48 and .33; and an expected life of 8 years.

	Years Ended

(In thousands, except per share amounts)	2002	2001	2000

Net income (loss), as reported	$(72,917)	$18,204	$53,719
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,458)	(2,527)	(1,752)

Pro forma net income (loss)	$(77,375)	$15,677	$51,967

Earning (loss) per share:
Basic—as reported	$(3.18)	$0.80	$2.25

Basic—pro forma	$(3.37)	$0.69	$2.17

Diluted—as reported	$(3.14)	$0.79	$2.22

Diluted—pro forma	$(3.33)	$0.68	$2.15

(31)

New accounting pronouncements

          In December 2002 the FASB issued Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure that amended SFAS No. 123, Accounting for Stock-Based Compensation.  This Statement provides alternative transition methods for a voluntary change to the fair value method of accounting for stock-based employee compensation.  In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements.  The Company does not currently intend to change to the fair value method but has reformatted its existing disclosures to conform with the disclosure provisions of the standard beginning with this report.

          In January 2003 the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities.  In general, the Interpretation requires that the assets, liabilities, and results of the activity of a Variable-Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest.  Companies with VIEs that existed prior to issuance of the proposed interpretation would be required to apply the guidance to existing VIEs for the first fiscal period beginning after June 15, 2003.  While the Company continues to study the effect this proposed interpretation will have on its financial position and results of operations, it does expect that, at a minimum, it will consolidate certain VIEs which own buildings and other facilities leased to the Company (more fully described in Note 11), resulting in approximately $100 million of additional fixed assets and debt.

          In August 2001 the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provision of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business.  The Company adopted SFAS No. 144 in fiscal 2002; adoption of the statement had no material impact on its financial position or results of operations.

Note 2: Intangible Assets

          Effective with the beginning of 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets.  This statement established a new accounting standard for goodwill and certain other indefinite-lived intangible assets.  It also established a new method of testing those assets for value impairment.  It continued to require recognition of these items as assets but amortization as previously required by APB Opinion No. 17, Intangible Assets, ceased upon adoption in fiscal 2002.  It also required that these assets be separately tested for impairment annually, or more frequently if impairment indicators arise, at the reporting-unit level using a fair-value-based approach.  A reporting unit is defined as an operating segment or one level below an operating segment.  The provisions of this statement apply not only to balances arising from acquisitions completed after June 30, 2001, but also to the unamortized balances at the date of adoption.  Intangible assets that have finite lives continue to be amortized over their useful life.

          At December 30, 2001 (prior to adoption), the Company had net goodwill of $934 million and other intangibles of $865 million.  The other intangibles consisted of FCC licenses, network affiliations, assembled workforce, subscriber lists and other broadcast intangibles. Based on provisions in the standard, assembled workforce (approximating $4 million) was combined into goodwill and the useful lives of goodwill, FCC licenses and network affiliations were determined to be indefinite; accordingly, their amortization ceased.  Subscriber lists and other broadcast intangibles were determined to have finite lives.  These lives were reevaluated and remained unchanged.  The indefinite-lived intangibles were evaluated for impairment by reporting unit, using estimated discounted cash flows to determine their fair value. Poor economic conditions in 2001 led to reduced expectations for cash flows in future years.  This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements.  This impairment loss was attributable to goodwill, network affiliations and FCC licenses in the Broadcast Segment reporting units of $106.2 million, $12.4 million and $7.7 million, respectively.

          The following summary presents the Company’s consolidated net loss and diluted earnings (loss) per share for the year ended December 29, 2002, and its pro forma consolidated adjusted net income and diluted earnings per share for the years ended December 30, 2001, and December 31, 2000, as if SFAS No. 142’s amortization provisions had been in effect for the periods presented:

(32)

	Years Ended

(In thousands, except per share amounts)	December 29, 2002		(pro forma) December 30, 2001		(pro forma) December 31, 2000

	Amount	Per Share	Amount	Per Share	Amount	Per Share

Net income before cumulative effect of change in accounting principle	$53,419	$2.30	$18,204	$0.79	$53,719	$2.22
Add back:
Goodwill amortization (including assembled workforce)	—	—	20,865	0.91	15,352	0.64
FCC licenses and other intangibles amortization	—	—	13,233	0.58	11,600	0.48

Adjusted net income before cumulative effect of change in accounting principle	53,419	2.30	52,302	2.28	80,671	3.34
Cumulative effect of change in accounting principle	(126,336)	(5.44)	—	—	—	—

Adjusted net income (loss)	$(72,917)	$(3.14)	$52,302	$2.28	$80,671	$3.34

          Amortization of these intangibles was $11.9 million in 2002; amortization of goodwill and FCC licenses and other intangibles was $60.5 million and $52.6 million in 2001 and 2000.  Currently, intangibles amortization expense is projected to be approximately $12 million each year through 2006, decreasing to approximately $11.5 million in 2007.  The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 29, 2002, and December 30, 2001:

	As of December 29, 2002		As of December 30, 2001

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortizing intangible assets (including advertiser, programming and subscriber relationships):
Broadcast	$103,408	$35,877	$103,408	$27,277
Publishing	34,281	17,463	34,281	14,445
Interactive Media	2,289	315	—	—

Total	$139,978	$53,655	$137,689	$41,722

Indefinite-lived intangible assets:
Goodwill (including assembled workforce):
Broadcast	$195,173		$300,692
Publishing	636,831		636,831

Total goodwill	832,004		937,523
FCC licenses	558,021		570,217
Network affiliations	175,793		195,502
Trademarks	89		—

Total	$1,565,907		$1,703,242

(33)

Note 3: Acquisitions, Dispositions and Discontinued Operations

          The Company has completed several acquisitions over the past few years. All of these transactions were accounted for as purchases and have been included in the Company’s consolidated results of operations since their respective dates of acquisition.  Purchase price has been allocated to the assets acquired based on appraisals of estimated fair values.  The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to FCC licenses, other identifiable intangibles, and excess cost over net assets acquired (goodwill) and, through December 30, 2001, was being amortized on a straight-line basis over periods ranging from 3 to 40 years.  In accordance with the 2002 adoption of SFAS No. 142, Goodwill and Other Intangible Assets, amortization of indefinite-lived intangibles ceased.  See Note 2 for a complete discussion of the adoption of this standard.

          In March 2000 the Company acquired the common stock of Spartan Communications, Inc. (Spartan); the transaction included 13 network-affiliated television stations.  The total consideration approximated $610 million (net of approximately $9 million of transaction costs and $5 million cash received).  Approximately $500 million of the purchase price was funded with borrowings under a $1.2 billion revolving credit facility which was in place at that time; concurrent with this acquisition, the Company entered into several new interest rate swap agreements as part of an overall risk management strategy (see Note 5).  Approximately $540 million of the purchase price was allocated to FCC licenses and other identifiable intangibles and $129 million to goodwill.  If the acquisition had occurred at the beginning of 2000, the Company’s unaudited pro forma consolidated results of operations would have been as follows: revenues of $853.1 million, income from continuing operations before extraordinary item of $58 million ($2.42 per share, or $2.40 per share – assuming dilution), and net income of $48.1 million ($2.01 per share, or $1.99 per share – assuming dilution).  Certain Spartan items have been reclassified to conform with Media General’s presentation.  This pro forma information is presented for informational purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been made at such date, nor is it necessarily indicative of future operating results.

          In August 2000 the Company acquired, for approximately $238 million, the assets of certain newspaper groups of Thomson Newspapers, located in South Carolina and Alabama.  This transaction was also funded with borrowings under the Company’s $1.2 billion revolving credit facility.  Additionally, in June 2000 the Company acquired a group of weekly newspapers in southwestern Virginia from Family Community Newspapers of Southwest Virginia, Inc., for approximately $9 million.  The portion of the purchase price for these acquisitions allocated to identifiable intangibles (principally subscriber lists) was $6 million and to goodwill was $223 million.  Pro forma information for these acquisitions has not been provided because such information would not differ significantly from the results discussed above.

          In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation for approximately $76.6 million, including working capital. The Company recorded a loss of $13.8 million (net of income tax benefit of $6.2 million in fiscal 2000); in the third quarter of 2001, a favorable adjustment resulted in a gain of $280 thousand (net of income taxes of $160 thousand) as no indemnity claims had been filed by Enron within the stipulated one-year period.  The transaction also included a seven-year, financial fixed-price newsprint swap agreement (see Note 11).  Concurrent with the sale, the Company retired $20 million of 7.125% municipal revenue bonds.

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

          The results of GSP have been presented as a loss from discontinued operations in the accompanying consolidated statements of operations for the fiscal year ended December 31, 2000, as follows: revenues of $55.7 million, costs and expenses of $62.5 million, and loss from discontinued operations of $4.4 million (net of a $2.5 million tax benefit).

Note 4: Investments in Unconsolidated Affiliates

          The Company’s investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag.  Additionally, the Company has a 3.8% interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of this investment to zero.  Summarized financial information for the Company’s investment in these unconsolidated affiliates is presented in the following chart:

(34)

(In thousands)	2002	2001

Current assets	$112,915	$128,141
Noncurrent assets	633,698	678,944
Current liabilities	94,868	89,519
Noncurrent liabilities	351,173	347,028

(In thousands)	2002	2001	2000

Net sales	$402,222	$526,056	$641,932
Gross profit (loss)	(16,459)	113,470	65,654
Net income (loss)	(44,184)	56,172	(4,091)
Company’s equity in net income (loss)	(14,129)	19,949	5,131

          The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC.  In 2002, the Company purchased approximately 50 thousand tons of newsprint from SPNC at market prices, which totaled $20 million and approximated 38% of the Company’s newsprint needs; in 2001 and 2000, the Company purchased approximately 40 thousand tons of newsprint which approximated 30% of the Company’s newsprint needs and totaled approximately $22 million in each of those years.  The Company has agreed to contribute additional equity (up to $6.7 million) if SPNC’s liquidity, as defined, were to fall below a minimum threshold.  This agreement terminates upon the earlier of achievement of specified targets by SPNC or December 31, 2005.  Summarized financial information for the Company’s investment in SPNC, accounted for by the equity method, is presented in the following chart.  Results for 2002 as compared to the prior year were impacted by significantly lower 2002 newsprint selling prices.

SP Newsprint Company:

(In thousands)	2002	2001

Current assets	$105,079	$113,916
Noncurrent assets	505,578	529,756
Current liabilities	91,424	80,163
Noncurrent liabilities	269,810	255,579

(In thousands)	2002	2001	2000

Net sales	$388,028	$476,245	$381,710
Gross profit (loss)	(4,622)	106,528	74,715
Net income (loss)	(40,560)	58,692	22,149
Company’s equity in net income (loss)	(13,544)	19,269	7,677

          Denver is the parent company of The Denver Post, a Colorado daily newspaper.  In January 2001, The Denver Post and the Rocky Mountain News finalized a Joint Operating Agreement (JOA), under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms.  A one-time pretax gain of $6.1 million was recorded by the Company in the first quarter of 2001 related to a cash payment received by Denver in conjunction with the formation of the JOA; it is included in the line item “Investment income (loss) – unconsolidated affiliates” on the accompanying Consolidated Statements of Operations.  That line also includes the Company’s share of start-up costs incurred by Denver related to the initial formation of the JOA.

          Retained earnings of the Company at December 29, 2002, included $27 million related to undistributed earnings of unconsolidated affiliates.

(35)

Note 5: Long-Term Debt and Other Financial Instruments

          Long-term debt at December 29, 2002, and December 30, 2001, was as follows:

(In thousands)	2002	2001

Revolving credit facility	$430,000	$550,000
6.95% senior notes due in 2006, net of discount	199,913	199,890
8.62% senior notes	—	13,000
Bank lines	13,000	14,000
Capitalized leases	24	772

Long-term debt	$642,937	$777,662

          In June 2001 the Company replaced its $1.2 billion revolving credit facility with a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion.  Interest rates under the new facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.925% at December 29, 2002), determined by the Company’s debt leverage ratio, as defined.  Under this facility, the Company pays fees (0.2% at December 29, 2002) on the entire commitment of the facility at a rate also based on its leverage ratio.  The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

          In August 2001 the Company filed a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion and issued $200 million of senior notes due September 1, 2006.  The senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September.  Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness.  Additionally these notes are currently guaranteed by the Company’s subsidiaries.

          Long-term debt maturities during the five years subsequent to December 29, 2002, aggregating $642.9 million are as follows: 2003 – $13 million and 2006 – $629.9 million.

          At December 29, 2002, the Company had borrowings of $13 million from bank lines due within one year classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities.  The interest rate on the bank lines was 2.4% at December 29, 2002.

          On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  The adoption resulted in a cumulative effect change that had no impact on net income and an after-tax net increase to OCI of $3.6 million.  During 2002, one of the Company’s interest rate swaps with a notional amount of $100 million matured.  At the close of the year, the Company had four interest rate swaps with notional amounts totaling $275 million and maturities in February and March of 2003, as well as four forward starting interest rate swaps (which begin as the other swaps mature) with notional amounts totaling $200 million and maturities in 2004 and 2005.  The current interest rate swaps are cash flow hedges that effectively convert a portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 7.1% at December 29, 2002.  The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company’s revolving credit agreement.  In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income an after-tax gain of $3.3 million in 2002 and an after-tax charge of $4.7 million in 2001. There was no impact on net income due to ineffectiveness.  If interest rates remain unchanged during 2003, the Company would expect to reclassify a charge of approximately $3.7 million into earnings in the next twelve months associated with interest payments on LIBOR-based debt; this would result in an effective interest rate of just under 5% on the swapped portion of the Company’s debt.  Prior to the adoption of SFAS No.133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued.  The Company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company’s requirement that the counterparties have a strong credit rating.

          The table below includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 29, 2002 and December 30, 2001:

(In thousands)	2002		2001

	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value

Assets:
Investments	$18,981	$18,981	$14,300	$14,300
Liabilities:
Long-term debt:
Revolving credit facility	430,000	430,000	550,000	550,000
6.95% senior notes	199,913	214,248	199,890	196,474
8.62% senior notes	—	—	13,000	13,266
Bank lines	13,000	13,000	14,000	14,000
Interest rate swap agreements	7,513	7,513	12,659	12,659

(36)

          The Company’s investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders’ equity.  The Company’s other investments which do not have readily determinable fair values are carried at cost which approximates fair value.  The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps.  Fair values of the Company’s long-term debt were estimated, in both years, using discounted cash flow analyses based on the Company’s incremental borrowing rates for similar types of borrowings.  The borrowings under the Company’s revolving credit facility and bank lines approximated their fair value.  The Company has agreed to sell its shares of Hoover’s, a provider of business information, in the first quarter of 2003 and expects to recognize an after-tax gain of approximately $3.7 million.

Note 6: Business Segments

          The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media.  The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company’s 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services.  The Interactive Media Segment, which was launched in January 2001, consists of all of the Company’s online enterprises as well as Media General Financial Services, the Company’s provider of online financial information.  Additionally, this Segment includes the Company’s 3.8% interest in an online database of classified advertising.

          Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization.  Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment.  Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements.  The Company’s reportable segments, which are managed separately, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

          Information by segment is as follows:

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total

2002
Consolidated revenues	$528,514	$298,930	$11,277	$(1,921)	$836,800

Segment operating cash flow	$152,019	$101,412	$(3,678)		$249,753
Allocated amounts:
Equity in net loss of unconsolidated affiliates	(172)		(413)		(585)
Write-off of investments			(4,793)		(4,793)
Depreciation and amortization	(27,000)	(21,285)	(895)		(49,180)

Segment profit (loss)	$124,847	$80,127	$(9,779)		195,195

Unallocated amounts:
Interest expense					(47,874)
Investment loss – SP Newsprint					(13,544)
Acquisition intangibles amortization					(11,933)
Corporate expense					(32,266)
Other					(1,428)

Consolidated income before income taxes and cumulative effect of change in accounting principle					$88,150

Segment assets	$954,828	$1,216,521	$26,456		$2,197,805
Corporate					149,206

Consolidated assets					$2,347,011

Segment capital expenditures	$6,543	$23,201	$1,301		$31,045
Corporate					2,235

Consolidated capital expenditures					$33,280

(37)

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total

2001
Consolidated revenues	$542,100	$257,879	$8,808	$(1,611)	$807,176

Segment operating cash flow	$152,448	$69,631	$(2,319)		$219,760
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	3,094		(2,414)		680
Write-off of investments			(4,151)		(4,151)
Depreciation and amortization	(27,858)	(20,708)	(463)		(49,029)

Segment profit (loss)	$127,684	$48,923	$(9,347)		167,260

Unallocated amounts:
Interest expense					(54,247)
Investment income – SP Newsprint					19,269
Acquisition intangibles amortization					(60,475)
Corporate expense					(34,304)
Other					(6,557)

Consolidated income from continuing operations before income taxes					$30,946

Segment assets	$986,478	$1,361,673	$18,427		$2,366,578
Corporate					167,481

Consolidated assets					$2,534,059

Segment capital expenditures	$7,658	$36,703	$980		$45,341
Corporate					9,032

Consolidated capital expenditures					$54,373

2000
Consolidated revenues	$560,064	$262,845	$7,940	$(248)	$830,601

Segment operating cash flow	$176,864	$85,205	$(360)		$261,709
Allocated amounts:
Equity in net loss of unconsolidated affiliates	(932)		(1,614)		(2,546)
Write-off of investment			(1,310)		(1,310)
Depreciation and amortization	(25,972)	(18,617)	(328)		(44,917)

Segment profit (loss)	$149,960	$66,588	$(3,612)		212,936

Unallocated amounts:
Interest expense					(42,558)
Investment income – SP Newsprint					7,677
Acquisition intangibles amortization					(52,501)
Corporate expense					(35,093)
Other					12,465

Consolidated income from continuing operations before income taxes					$102,926

Segment assets	$1,029,702	$1,383,414	$22,169		$2,435,285
Corporate					125,997

Consolidated assets					$2,561,282

Segment capital expenditures	$18,096	$13,008	$481		$31,585
Discontinued Newsprint capital expenditures					6,015
Corporate					5,273

Consolidated capital expenditures					$42,873

(38)

Note 7: Taxes on Income

          Significant components of income taxes from continuing operations are as follows:

(In thousands)	2002	2001	2000

Current:
Federal	$10,897	$392	$21,234
State	705	648	2,551

	11,602	1,040	23,785

Deferred:
Federal	21,695	11,513	18,339
State	1,434	469	(2,755)

	23,129	11,982	15,584

Income taxes	$34,731	$13,022	$39,369

          The Company’s provision for state income taxes for the fiscal year 2000 reflects a $3 million deferred state income tax benefit due to a reduction in the Company’s effective state tax rate.

          Temporary differences which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 29, 2002, and December 30, 2001, are as follows:

(In thousands)	2002	2001

Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$310,100	$307,803
Tax over book depreciation	95,041	92,365
Other	10,270	9,612

Total deferred tax liabilities	415,411	409,780

Deferred tax assets:
Employee benefits	(36,250)	(34,203)
Acquired net operating losses	(3,267)	(8,519)
Other comprehensive income items	(28,718)	(11,792)
Other	(10,840)	(13,347)

Total deferred tax assets	(79,075)	(67,861)

Deferred tax liabilities, net	336,336	341,919
Deferred tax assets included in other current assets	8,842	8,935

Deferred tax liabilities	$345,178	$350,854

          Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2002	2001	2000

Income taxes computed at federal statutory tax rate	$30,853	$10,831	$36,024
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	1,391	727	(133)
Investment income – unconsolidated affiliates	48	(866)	261
Amortization of excess cost (goodwill)	—	3,879	3,697
Other	2,439	(1,549)	(480)

Income taxes	$34,731	$13,022	$39,369

(39)

          Net of refunds in 2002, the Company paid income taxes of $4.3 million.  Net of payments in 2001, the Company received refunds of $1.5 million.  Net of refunds in 2000, the Company paid income taxes of $531.9 million.  The significant increase in taxes paid in 2000 was attributable to the gain on the sale of the Company’s Cable Operations in 1999.

          The Company’s federal income tax returns have been examined by the Internal Revenue Service (IRS) through fiscal year 1998 and, with the exception of one issue relating to the Company’s Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved.  The COLI issue is the subject of a coordinated IRS initiative which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities.  The results of examinations are not expected to be material to the Company’s results of operations, financial position or cash flow.

Note 8: Common Stock and Stock Options

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

          Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan.  The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU.  Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock.  DSU account balances may be settled as of the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years.  The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company’s stock price.  Expense recognized in 2002 and 2001 under the plan was $1 million and $1.4 million; a benefit of $0.2 million was recognized in 2000.

          Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP).  The plan is administered by the Compensation Committee of the Board of Directors.  Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant.  Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant.  Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions.  In 2001 and 1999, 114,900 shares and 72,200 shares were granted under terms of the plan, respectively.  Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met.  All restricted stock granted prior to 1999 has been issued.  The plan will continue until terminated by the Company.

          Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares.  Unearned compensation, which is shown as a separate component of stockholders’ equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets.  The amount amortized to expense in 2002, 2001 and 2000 was $1.3 million, $1.3 million and $0.4 million, respectively.

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

          In December 1999, the Board of Directors authorized a program to repurchase up to $250 million of the Company’s Class A common stock.  The Company repurchased stock, at market prices, beginning in late 1999 and continuing throughout 2000.  At December 31, 2000, 4.1 million shares had been repurchased at a cost of $204 million since the program’s inception, including $7.5 million from the Company’s 401(k) plan; no shares were repurchased in 2002 or 2001.

(40)

          A summary of the Company’s stock option activity, and related information for the years ended December 29, 2002, December 30, 2001 and December 31, 2000, follows:

	2002		2001		2000

Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding-beginning of year	1,094,619	$40.64	1,006,735	$36.61	986,773	$32.96
Granted	343,100	50.37	244,800	51.41	176,500	52.06
Exercised	(250,694)	32.60	(141,250)	29.32	(136,969)	29.37
Forfeited	(30,365)	51.43	(15,666)	51.68	(19,569)	42.97

Outstanding-end of year	1,156,660	44.99	1,094,619	40.64	1,006,735	36.61

Price range at end of year	$2 to $52		$2 to $52		$2 to $52
Price range for exercised shares	$2 to $52		$19 to $48		$2 to $48
Available for grant at end of year	1,477,539		1,790,274		319,408
Exercisable at end of year	682,042		713,869		751,887
Weighted-average fair value of options granted during the year	$25.68		$26.88		$23.25

The following table summarizes information about stock options outstanding at December 29, 2002:

Options Outstanding				Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price

$2.50	8,400	*	$2.50	8,400	$2.50
19.13	1,700	Less than 1 year	19.13	1,700	19.13
27.63-31.81	235,600	3 years	30.07	235,600	30.07
32.50-46.50	153,000	**	42.18	153,000	42.18
47.91-52.06	757,960	8 years	50.72	283,342	50.49

2.50-52.06	1,156,660		44.99	682,042	40.90

*	Exercisable during lifetime of optionee
**

Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 68,400 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of five years

Note 9: Retirement Plans

          The Company has a non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also provides certain health and life insurance benefits for retired employees.  The previously mentioned plans are collectively referred to as the “Plans.”

          The Company used discount rates of 6.75% and 7.25% in 2002 and 2001 and compensation rate increases of 3.75% and 4.25%, respectively, to measure the Company’s benefit obligation under the Plans.  The expected return on plan assets, which affects the Company’s annual pension cost, was 9% for 2003 and 10% in the preceding two years.  Additionally, for measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002.  This rate was assumed to decrease gradually each year to a rate of 5.25% for 2009 and remain at that level thereafter.

          With the passage of time, actual experience differs from the assumptions used in determining the Company’s pension and postretirement benefit obligations.  These differences, coupled with external economic factors, cause periodic revision of the assumptions.  The effects of actual versus assumed experience, as well as changes in assumptions, give rise to actuarial gains and losses in the table that follows.  These actuarial gains and losses represent differences in actual versus expected return on plan assets and other changes in assumptions and are recognized over the expected service period of active participants.  The Company believes that the decline in investment returns combined with lower discount rates in recent years will result in an increase in the Company’s pension cost and contributions in the coming years and these have already given rise to significant actuarial losses in the tables that follow.

(41)

          The following table provides a reconciliation of the changes in the Plans’ benefit obligations and fair value of assets for the years ended December 29, 2002, and December 30, 2001, and a statement of the funded status at December 29, 2002, and December 30, 2001:

	Pension Benefits		Other Benefits

(In thousands)	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation at beginning of year	$253,880	$243,861	$32,859	$35,542
Service cost	9,308	8,298	360	349
Interest cost	18,867	17,753	2,453	2,320
Participant contributions	—	—	534	421
Actuarial (gain) loss	17,844	(2,895)	5,758	(2,893)
Benefit payments	(13,045)	(13,137)	(3,498)	(2,880)

Benefit obligation at end of year	286,854	253,880	38,466	32,859

Change in plan assets:
Fair value of plan assets at beginning of year	207,586	232,637	—	—
Actual return on plan assets	(29,264)	(13,234)	—	—
Employer contributions	1,404	1,320	2,964	2,459
Participant contributions	—	—	534	421
Benefit payments	(13,045)	(13,137)	(3,498)	(2,880)

Fair value of plan assets at end of year	166,681	207,586	—	—

Funded status:
Plan assets less than benefit obligation	(120,173)	(46,294)	(38,466)	(32,859)
Unrecognized prior-service cost	1,360	1,765	—	—
Unrecognized actuarial loss	91,888	20,605	8,752	3,100

Accrued benefit cost	(26,925)	(23,924)	(29,714)	(29,759)
Components of accrued benefit cost:
Accrued benefit liability	(84,742)	(23,924)	(29,714)	(29,759)
Intangible asset	1,941	—	—	—
Accumulated other comprehensive income	55,876	—	—	—

Net amount recognized	$(26,925)	$(23,924)	$(29,714)	$(29,759)

          The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2002, 2001 and 2000:

	Pension Benefits			Other Benefits

(In thousands)	2002	2001	2000	2002	2001	2000

Service cost	$9,308	$8,298	$8,012	$360	$349	$356
Interest cost	18,867	17,753	17,558	2,453	2,320	2,575
Expected return on plan assets	(24,398)	(24,070)	(23,852)	—	—	—
Amortization of transition asset	—	—	(1,012)	—	—	—
Amortization of prior-service cost	576	620	608	—	—	—
Amortization of net (gain) loss	52	(1,070)	(1,200)	115	—	123
Multi-employer plans expense	—	—	467	—	—	—

Net periodic benefit cost	$4,405	$1,531	$581	$2,928	$2,669	$3,054

(42)

          The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid.  As of December 29, 2002, and December 30, 2001, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding tables was $32.1 million and $28.8 million, respectively.

          Assumed health care cost rates have an effect on the amounts reported for the health care plans.  A one percent change in assumed health care cost trend rates would have the following effects:

(In thousands)	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$91	$(85)
Effect on the health care component of the accumulated postretirement benefit obligation	1,410	(1,300)

          The Company also sponsors a 401(k) plan covering substantially all employees; effective January 1, 2001, this plan was amended so that the Company now matches 100% of participant pretax contributions up to a maximum of 4% of the employee’s salary.  The plan no longer allows for after-tax contributions.  Additionally, eligible account balances may now be rolled over from a prior employer’s qualified retirement plan.  In past years, Company contributions represented a partial matching of participant contributions up to a maximum of 3.3% of the employee’s salary.  Contributions charged to expense under the plan were $7.4 million, $7.4 million and $5.3 million in 2002, 2001 and 2000, respectively.

Note 10: Earnings Per Share

         The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2002			2001			2000

(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount

Basic EPS
Income from continuing operations available to common stock- holders before cumulative effect of change in accounting principle	$53,419	22,949	$2.33	$17,924	22,715	$0.79	$63,557	23,920	$2.66

Effect of Dilutive Securities
Stock options		165			125			172
Restricted stock and other	(53)	122		(69)	116		(25)	97

Diluted EPS
Income from continuing operations available to common stock- holders plus assumed conversions before cumulative effect of change in accounting principle	$53,366	23,236	$2.30	$17,855	22,956	$0.78	$63,532	24,189	$2.63

(43)

Note 11: Commitments, Contingencies and Other

Broadcast film rights

          Over the next three years the Company is committed to purchase approximately $33.4 million of program rights which currently are not available for broadcast, including programs not yet produced.  If such programs are not produced the Company’s commitment would expire without obligation.

Lease obligations

          The Company rents certain facilities and equipment under operating leases.  These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $8.6 million in 2002, $11.4 million in 2001 and $16.9 million in 2000.  Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2003 – $4.4 million; 2004 – $3.3 million; 2005 – $2.6 million; 2006 – $1.9 million; 2007 – $1.5 million; subsequent years – $7.3 million.

          During 2002, the Company entered into lease agreements whereby the owner, a third-party entity founded specifically for that purpose, borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to 5 years.  The Company may cancel the leases by purchasing or arranging for the sale of the facilities.  The Company has guaranteed recovery of a portion (85%) of the owner’s cost.  The Company made payments of $2.7 million under these lease agreements in 2002.

Newsprint swap

          Concurrent with the completion of the third quarter 2000 sale of Garden State Paper (GSP), the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron).    A portion of the agreement was designated as a cash flow hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and was accounted for accordingly; see Note1 for a complete discussion of accounting for derivatives.  The objective of this hedge was to offset the variability of cash flows for purchases of newsprint due to changes in market prices; changes in cash flows of the newsprint swap were expected to be highly effective at offsetting changes in the cash flows related to the Company’s purchases of newsprint.

          In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed.  Enron filed for bankruptcy shortly thereafter.  The Company believes that no further payments are due by either party under the agreement.  In late July 2002 the Company received a letter from Enron disputing the Company’s position.  The Company responded in writing that it continues to believe that its position is correct.

          During 2001 prior to the termination of the swap, the Company recorded net after-tax charges to OCI of $19 million, representing the decline in estimated fair value of the derivative based on forecasted newsprint prices.  There was no impact on net income due to ineffectiveness.  Additionally, the Company recorded a pre-tax loss of approximately $5.5 million in the line item “Other, net” related primarily to the decrease in fair value of that portion of the contract not designated as a hedge.  The Company expects to reclassify a non-cash charge of approximately $2.1 million from OCI into newsprint expense in the next twelve months associated with actual newsprint purchases.

Interest

          In 2002, 2001 and 2000, the Company’s interest expense related to continuing operations was $47.9 million (net of $0.5 million capitalized), $54.2 million (net of $0.6 million capitalized) and $42.6 million, respectively.  Interest paid for all operations during 2002, 2001 and 2000, net of amounts capitalized, was $45.3 million, $52.4 million and $42.8 million, respectively.

Other current assets

          Other current assets included program rights of $14.1 million and $14.7 million at December 29, 2002, and December 30, 2001, respectively.

Accrued expenses and other liabilities

          Accrued expenses and other liabilities consisted of the following:

(In thousands)	2002	2001

Payroll and employee benefits	$28,274	$19,566
Program rights	14,471	15,537
Advances from unconsolidated newsprint affiliate	6,667	6,667
Unearned revenue	19,195	17,343
Interest	6,524	7,555
Other	13,515	13,920

Total	$88,646	$80,588

(44)

Media General, Inc.
Quarterly Review
(Unaudited, in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2002
Revenues	$194,539	$211,752	$201,153	$229,356
Operating income	24,869	40,721	29,848	52,762
Income before cumulative effect of change in accounting principle	6,025	16,262	9,511	21,621

Cumulative effect of change in accounting principle	(126,336)	—	—	—
Net income (loss)	(120,311)	16,262	9,511	21,621
Income per share before cumulative effect of change in accounting principle	0.26	0.71	0.41	0.94
Income per share before cumulative effect of change in accounting principle - assuming dilution	0.26	0.70	0.41	0.93
Net income (loss) per share	(5.27)	0.71	0.41	0.94
Net income (loss) per share - assuming dilution	(5.21)	0.70	0.41	0.93

Shares traded	3,662	5,975	4,929	4,822
Stock price range	$49.10-63.50	$58.20-69.49	$46.55-61.34	$46.60-60.50
Quarterly dividend paid	$0.18	$0.18	$0.18	$0.18

2001
Revenues	$198,881	$205,747	$193,052	$209,496
Operating income	9,318	21,024	14,133	28,239
Income (loss) from continuing operations	3,350	7,696	(1,016)	7,894
Discontinued operations	—	—	280	—
Net income (loss)	3,350	7,696	(736)	7,894
Income (loss) per share from continuing operations	0.15	0.34	(0.04)	0.35
Income (loss) per share from continuing operations – assuming dilution	0.15	0.33	(0.04)	0.34
Net income (loss) per share	0.15	0.34	(0.03)	0.35
Net income (loss) per share – assuming dilution	0.15	0.33	(0.03)	0.34

Shares traded	4,180	2,343	1,987	2,606
Stock price range	$34.06-52.40	$44.41-53.50	$42.60-51.38	$41.06-51.74
Quarterly dividend paid	$0.17	$0.17	$0.17	$0.17

•

Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG.  The approximate number of equity security holders of record at March 2, 2003, was: Class A common – 1,838, Class B common – 12.

•

Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

(45)

Ten-Year Financial Summary
(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and the financial review and management analysis which appear elsewhere in this report.

	2002	2001	2000	1999

Summary of Operations
Operating revenues	$836,800	$807,176	$830,601	$692,902

Net income (loss)	$(72,917)	$18,204	$53,719	$881,316
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	126,336	—	—	—
(Income) loss from discontinued operations (b)	—	—	4,350	(5,107)
Loss (gain) on sale of GSP operations (b)	—	(280)	13,774	—
Gain on sale of Cable operations (b)	—	—	(8,286)	(798,719)
Extinguishment of debt (c)	—	—	—	2,128
Gain on sale of Denver Newspapers, Inc.common stock	—	—	—	(30,983)
Gain on sale of Garden State Newspapers investment	—	—	—	—
Investment (income) loss – unconsolidated affiliates	14,129	(19,949)	(5,131)	(9,067)
Other, net	(1,953)	7,470	(16,520)	(12,637)
Interest expense	47,874	54,247	42,558	45,014
Income taxes (c)	34,731	13,022	39,369	50,631

Operating income	148,200	72,714	123,833	122,576
Depreciation and amortization	65,495	113,732	101,547	72,440

Operating cash flow	$213,695	$186,446	$225,380	$195,016

Per Share Data: (a)(b)(c)
Income (loss) from continuing operations	$2.33	$0.79	$2.66	$2.92
Discontinued operations	—	0.01	(0.41)	30.33
Cumulative effect of change in accounting principle	(5.51)	—	—	—

Net income (loss)	$(3.18)	$0.80	$2.25	$33.25

Per Share Data – assuming dilution: (a)(b)(c)
Income (loss) from continuing operations	$2.30	$0.78	$2.63	$2.88
Discontinued operations	—	0.01	(0.41)	29.90
Cumulative effect of change in accounting principle	(5.44)	—	—	—

Net income (loss)	$(3.14)	$0.79	$2.22	$32.78

Other Financial Data:
Total assets	$2,347,011	$2,534,059	$2,561,282	$2,340,374
Working capital	49,051	62,541	58,339	167,546
Capital expenditures	33,280	54,373	42,873	60,829
Total debt	642,937	777,662	822,077	59,838
Cash dividends per share	0.72	0.68	0.64	0.60

(a)

Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

(b)

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

(46)

	1998	1997	1996	1995	1994	1993

Summary of Operations
Operating revenues	$688,677	$641,910	$491,235	$427,477	$394,531	$374,097

Net income (loss)	$70,874	$(10,490)	$70,498	$53,232	$117,009	$25,708
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	—	—	—	—	—	—
(Income) loss from discontinued operations (b)	(23,019)	(14,019)	(14,953)	(14,614)	(8,394)	(11,545)
Loss (gain) on sale of GSP operations (b)	—	—	—	—	—	—
Gain on sale of Cable operations (b)	—	—	—	—	—	—
Extinguishment of debt (c)	—	101,613	—	—	—	—
Gain on sale of Denver Newspapers, Inc. common stock	—	—	—	—	—	—
Gain on sale of Garden State Newspapers investment	—	—	—	—	(91,520)	—
Investment (income) loss – unconsolidated affiliates	(22,193)	(21,037)	(27,188)	(19,034)	(2,935)	990
Other, net	636	(1,798)	(1,979)	(6,292)	(2,300)	(3,838)
Interest expense	61,027	59,131	12,680	3,858	4,118	8,343
Income taxes (c)	26,967	(13,097)	30,335	18,837	21,001	5,782

Operating income	114,292	100,303	69,393	35,987	36,979	25,440
Depreciation and amortization	69,055	65,936	32,571	27,765	26,577	27,308

Operating cash flow	$183,347	$166,239	$101,964	$63,752	$63,556	$52,748

Per Share Data: (a)(b)(c)
Income (loss) from continuing operations	$1.80	$(0.93)	$2.11	$1.48	$4.17	$0.55
Discontinued operations	0.87	0.53	0.57	0.56	0.33	0.44
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$2.67	$(0.40)	$2.68	$2.04	$4.50	$0.99

Per Share Data – assuming dilution: (a)(b)(c)
Income (loss) from continuing operations	$1.78	$(0.93)	$2.09	$1.46	$4.13	$0.53
Discontinued operations	0.85	0.53	0.56	0.55	0.32	0.45
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$2.63	$(0.40)	$2.65	$2.01	$4.45	$0.98

Other Financial Data:
Total assets	$1,917,346	$1,814,201	$1,025,484	$1,016,743	$787,165	$745,242
Working capital	29,129	34,716	13,373	22,938	14,833	9,551
Capital expenditures	49,480	41,599	28,510	29,076	56,919	32,837
Total debt	928,101	900,140	276,318	327,235	173,144	262,550
Cash dividends per share	0.56	0.53	0.50	0.48	0.44	0.44

(c)

In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.  These charges were recorded as extraordinary items in prior years, but have been restated as extinguishment of debt (with a corresponding adjustment to income taxes) for all prior years due to the issuance of SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.

(47)