Form 10-K, Exhibit 13
period 2003-12-28
MEDIA GENERAL INC
filed 2004-03-11
CIK 216539

Exhibit 13

The Tampa Tribune

Richmond Times-Dispatch

Winston-Salem Journal

Hernando Today

Highlands Today

Jackson County Floridan

Manassas Journal Messenger

Potomac (Woodbridge) News

The (Lynchburg) News & Advance

The (Charlottesville) Daily Progress

Culpeper Star-Exponent

The (Waynesboro) News Virginian

Danville Register & Bee

Eden (NC) Daily News

The Reidsville (NC) Review

Bristol Herald Courier

Hickory Daily Record

Statesville Record & Landmark

The (Morganton) News Herald

The (Marion) McDowell News

(Concord) Independent Tribune

The Dothan Eagle

Opelika-Auburn News

The Enterprise Ledger

(Florence) Morning News

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States operating in three divisions: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and nearly 100 other publications, 26 network-affiliated television stations, and operates more than 50 online enterprises. Media General’s revenues are driven primarily by advertiser spending. While these revenues come from many different sources, the common denominator that influences most advertiser spending is the state of the economy. The Company faced challenges in 2003, particularly early in the year, in its effort to achieve revenue growth. First, 2003 was an odd-numbered year which, for the Company’s Broadcast TV operations, translated into the absence of Olympics-related advertising and a slow Political advertising year; second, heightened geopolitical concerns over the war in Iraq and the unsettled economy led to cancellations or delays in some advertiser spending across all business segments. The Company recognized the strained advertising environment early in the year, and quickly put cost containment measures in place without wholesale personnel reductions or critical capital expenditure cancellations. Accordingly, the Company’s infrastructure remained strong and the Company was in a position to take advantage of the economic upturn that began in the latter part of the year.

The Interactive Media Division (IMD), launched in January 2001, operates in conjunction with the Publishing and Broadcast Divisions to foster the Company’s strategy of convergence by delivering information and entertainment through the Company’s existing websites, by capitalizing on new online growth opportunities, and by providing expanded choices for advertisers, readers, viewers and users. In markets where the Company owns both a newspaper and a television station, news, photos and graphics are actively shared. This has increased the Company’s ability to be first with breaking news in these markets and has spurred more in-depth reporting that combine print, broadcast and online formats to deliver superior content to our audiences, regardless of medium. These convergence efforts, initially focused in Tampa, continue to thrive there and are deepening their roots in many other Media General markets. The Company also made significant progress in 2003 by deploying key personnel in leadership positions which facilitated the implementation of certain market-based strategic plans. Tangible results from the Company’s efforts can be seen in the form of regional cross-branded products, as well as the launch of new market-specific products, and a 50% year-over-year increase in revenue related to IMD’s classified upsell arrangements where customers pay an additional fee to have their advertisements placed online simultaneously with their publication in the Company’s newspapers.

In June 2003, the Federal Communications Commission (FCC) revised its ownership regulations. The FCC’s new rules would allow cross-ownership of broadcast stations and newspapers in all large markets, and would allow cross-ownership on a more limited basis in all but the smallest markets. The new regulations, including new television duopoly rules, were put on hold temporarily as part of a judicial review process. While the Company would have preferred that the ban on cross-ownership be lifted in all markets, the FCC’s new rules effectively confirm the strategy underlying several earlier acquisitions by the Company, and they would afford the Company greater opportunities to expand its convergence efforts in the Southeast. A court decision on the FCC’s new rules is expected this summer.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risks, and financial condition. Actual results could differ from those estimates. The Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible assets

As discussed in Note 2 to the accompanying “Notes to Consolidated Financial Statements,” in 2002 the Company adopted SFAS No. 142 and recorded an after-tax impairment charge of $126.3 million. The Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year or if events indicate impairment may have arisen, utilizing a discounted cash flow model. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth quarter 2003 test indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company’s performance and overall market conditions, future impairment charges are possible.

        In December 2003, the Securities and Exchange Commission indicated that television network affiliation intangible assets should not have indefinite lives. Accordingly, the Company initiated amortization of its network affiliation intangibles in December using a 40-year life, the period over which the Company amortized its network affiliation agreements prior to the adoption of SFAS No. 142. This results in approximately $4.4 million in annualized amortization. The Company continues to have good relationships with each of its affiliated networks as exemplified by the fact that the average time its stations have held their current affiliation is 37 years and the median time is 47 years. The Company believes that network affiliated stations are inherently more valuable than their independent station counterparts due to their enhanced ability to garner viewers and advertisers.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company’s pension and other postretirement plans requires the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trends. The actuarial assumptions used in the Company’s pension and postretirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company’s own experience to determine that its assumptions are reasonable. A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2003 of approximately $2.5 million. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $2.5 million or raised by approximately $5 million, respectively, the plans’ 2003 expense and would have changed the plans’ accumulated benefit obligations by approximately $50 million as of the end of 2003.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $21 million at December 28, 2003) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from the estimate.

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

The Company records income tax expense and liabilities in accordance with SFAS No. 109, Accounting for Income Taxes, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income. Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings might impact deferred tax assets and liabilities.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumptions are reasonable and are in accordance with GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management has discussed and will continue to discuss the development, selection, and disclosure of key estimates with the Audit Committee of the Board of Directors.

RESULTS OF OPERATIONS

Net income

        The Company’s 2003 net income of $58.7 million ($2.50 per diluted share) rebounded from its 2002 net loss of $72.9 million ($3.14 per diluted share). Three items have had a substantial impact on the Company’s comparable results over the past few years. The first was the October 2003 sale of Media General Financial Services, Inc. (MGFS), a component of the Company’s Interactive Media Division. With the progression of technology over the years, MGFS had migrated from publishing its proprietary data in newspapers to providing its data to online publishers. This evolution, combined with Media General’s tightened focus, made MGFS less central to the Company’s long-term strategy of providing high-quality news, information and entertainment over multi-media platforms. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million) on the sale, and reported results from MGFS as income from discontinued operations for all periods presented. The second item was the July 2003 adoption of FIN 46, Consolidation of Variable Interest Entities, which resulted in the consolidation of certain VIEs that own real property leased to the Company. The Company added assets (primarily buildings) and liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). The third was the January 2002 adoption of SFAS No. 142 which established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. Upon adoption of SFAS No. 142, the Company ceased amortization of indefinite-lived intangibles and recognized an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements.

Income from continuing operations rose $7 million to $59 million ($2.52 per diluted share) in 2003 from $52 million ($2.24 per diluted share) in the prior year. The majority of this increase was a reflection of fluctuations in two key areas: a substantially lower average interest rate precipitated a 28% reduction in year-over-year interest expense and a solid increase in newsprint selling prices resulted in an $8.2 million reduction in losses from the Company’s share of its investment in SP Newsprint Company (SPNC). Conversely, divisional profits were down 2.4% as the Broadcast Division struggled to replace political ad revenues in this off-election year, leading to a 17% year-over-year decline in that Division’s segment operating profit.

In 2002, income from continuing operations rose to $52 million ($2.24 per diluted share) from $16.4 million in 2001. The vast majority of this increase was attributable to the absence of $34 million of amortization expense in 2002 due to the adoption of SFAS No. 142. Other meaningful changes which occurred included a $31 million increase in the Broadcast Division’s segment operating profit as advertising revenues rebounded strongly across all categories (particularly Political but also aided by the Olympics), offset by a $33 million decline (to a loss of $13.5 million) in results from the Company’s share of its investment in SPNC as newsprint prices remained severely depressed throughout the majority of 2002.

Publishing

Operating profit for the Publishing Division decreased a modest $1.9 million in 2003 from the prior year. After adjusting for the Division’s $.9 million improvement in the Company’s share of The Denver Post’s results (from a loss of $.2 million in 2002 to income of $.7 million in the current year), operating profit of the Division’s wholly owned operations was down $2.8 million. Despite the challenging advertising climate in early 2003, all advertising revenue categories showed improvement over 2002 with the exception of Retail, which has struggled over the past few years as some advertisers have migrated toward preprints. This shift toward preprints has been felt industry wide as some advertisers view preprint ads as another effective means of reaching their target customers. National advertising appeared to turn the corner in 2003 as a result of strong telecommunication advertising activity. Classified recovered nicely, particularly in the latter part of 2003, as it rebounded from the prior year’s weak advertising environment on the strength of real estate advertising and fourth-quarter growth in employment advertising. The accompanying graph clearly depicts the trend of advertisers shifting from certain Retail advertising to Preprints, although the preprint increase was also aided by improved circulation results.

Publishing Division operating expenses increased $18.3 million in 2003 from the prior year. The majority of this increase was attributable to a combination of higher employee compensation and benefit costs as well as increased newsprint expense. Employee compensation and benefit costs were up 4.3% from the prior year due to annual salary increases and higher health care and retirement plan expenses. Newsprint expense was up $5.1 million over the prior year as prices continued their gradual ascent which began in August of 2002. A $28 per short ton rise in average price generated $3.7 million of this increase; the remaining $1.4 million was attributable to additional consumption resulting from expanded advertising linage, circulation increases and war coverage in early 2003.

The Company’s share of results from The Denver Post Corporation (Denver) improved $.9 million to income of $.7 million in 2003. The increased year-over-year results were attributable to improved operating revenues (driven by increases in National advertising, Preprints and Circulation revenues) combined with the absence of certain prior-year expenses associated with the formation of the Joint Operating Agreement (JOA) with the Denver Rocky Mountain News.

Operating profit for the Publishing Division decreased $2.8 million (2.2%) in 2002 from 2001. Adjusting for a $3.3 million decrease in the Company’s share of Denver’s results, operating income of the Division’s wholly owned operations remained essentially level with the prior year. Lethargic Classified and Retail advertising left the industry in a state of guarded awareness in response to the depressed advertising climate, and led the Company to continue its focus on cost containment. Weak Classified advertising revenue was driven by decreased employment linage, partially offset by increased automotive advertising revenue that gained strength throughout 2002. Retail advertising was soft across all categories as advertisers remained cautious about the timing of an economic recovery. National held its own and remained relatively stable in 2002, while Preprint advertising showed gains, in part, at the expense of Retail as some advertisers began their migration between these two categories.

        Publishing Division operating expenses decreased $14 million in 2002 from 2001. While the Division continued to pursue its cost containment efforts that had been initiated in 2001, the year-over-year savings were rooted in significantly reduced newsprint prices, which were down $17 million (25%) from the prior year. A $121 per short ton average price decline produced almost the entire savings, with a modest 2% decline in consumption generating the remaining newsprint expense reduction. Bad debt expense was down significantly from 2001 due to favorable collection experience, but these savings were more than offset by increased employee compensation and benefit expense, the result of normal salary adjustments and increased retirement plan and health insurance costs.

The Company’s share of results from The Denver Post fell $3.3 million to a loss of $.2 million in 2002 from income of $3.1 million in 2001. Excluding the one-time $6.1 million gain generated from the 2001 formation of the Denver JOA, these results improved $2.8 million from a 2001 adjusted loss of $3 million. While Denver’s Classified and Retail ad revenues were down commensurate with the industry, the driving factor that facilitated these improved comparative results was a 23% reduction in newsprint costs.

Broadcast

Broadcast operating profit dropped $13.4 million in 2003 as the Division faced several challenges in its effort to achieve revenue growth. First, 2003 was an odd-numbered year, which meant that it was both an extremely slow Political advertising year and that there was no Olympics-related advertising. The Division experienced a $24.9 million decline in Political ad revenues in this off-election year as Political time sales decreased to just over $7 million. The following chart demonstrates the cyclical nature of Political time sales as well as their magnitude in relation to overall broadcast revenues.

Second, a turbulent geopolitical environment led to cancellations and delays in advertising spending, particularly early in the year. Despite these obstacles, Local advertising surpassed the prior year by more than $10 million (6.2%) on strength in the automotive and furniture categories; the Division pursued its aggressive new business development strategies which included targeting new advertisers and offering client incentives. Led by the automotive category, National advertising demonstrated moderate growth of $1.4 million (1.4%) as advertiser apprehensions subsided and the economy began to stabilize.

The nominal increase in the Broadcast Division’s operating expenses of $.7 million in 2003 was primarily the result of higher sales-related expenses associated with revenue enhancement programs in an effort to replace the expected decrease in Political advertising. Additionally, employee benefit and compensation costs rose 1.6% due solely to higher expenses related to health care and retirement plan increases. The cumulative increase in these expenses more than offset an 8.3% decrease in programming costs that resulted from reduced license fees, lower renewal fees for certain programs and several schedule changes. The Division was quite successful in its cost-containment endeavors as operating expenses only rose .3% over 2002 and the majority of that increase was related to advertiser incentives, market research costs and sales development costs as a concerted effort was put forth to stimulate new advertising revenues.

In 2002, the Broadcast Division proved to be the Company’s stellar performer, posting a $31 million (64%) increase in operating profit over 2001. While advertising revenues were up across all categories aided by the Olympics early in the year, increased Political advertising made an unprecedented contribution to the Division’s success in 2002. Political advertising revenues were more than eighteen times the prior-year’s level and supplied almost 11% of total advertising time sales as shown in the earlier graph. While robust Political ad revenues stole the headlines in 2002, increases of more than $9 million each in Local and National advertising revenues over the prior year merit mention as well. The sizeable increase in Political advertising (due primarily to hotly contested local elections, close races in the House and Senate, and issue spending) had the effect of constricting available time spots for both Local and National advertising, thereby allowing for reduced discounting as the Division found itself in a favorable supply-demand position. Local ad revenues climbed on the strength of the automotive and services categories, while National advertising increases were driven by the automotive and corporate categories.

Operating expenses increased $9.8 million in 2002 as compared to 2001. The majority of this increase was attributable to a 6.7% rise in employee compensation and benefits expense due primarily to higher sales commissions and incentive bonuses associated with increased time sales, and to a lesser degree, increased retirement benefit costs. As a testament to the Division’s continued attention to its cost containment efforts, 76 cents of each dollar of revenue growth was converted into operating profit in 2002.

Interactive Media

Several items affected the comparative results of the Interactive Media Division and, accordingly, will be excluded from the discussion regarding the Division’s operating results. First, late in 2003 the Company completed the sale of Media General Financial Services (a component of the IMD) and began reporting its results as income from discontinued operations for all periods presented. Second, in early 2003 the Company sold its shares of Hoover’s, Inc., for $16.8 million to Dun & Bradstreet, producing a pre-tax gain of $5.7 million ($3.7 million net of income taxes). Third, the Company experienced losses and write-offs from its share of certain equity and cost investments in various start-up ventures of $5.2 million in 2002 and $6.6 million in 2001. While the impact of these write-offs was substantial in those years, the Company does not anticipate comparable future write-offs of its existing investments. During 2003, the Company invested approximately $4 million in NTN Communications, Inc. (NTN), including licensing proprietary game content to them. NTN is the only interactive television network in North America that broadcasts multi-player, multi-platform programming to hospitality venues, interactive cable networks, and the Internet. The Company remains open to future investments that would complement its strategic vision by enhancing its convergence efforts.

        Absent the above-mentioned items, Interactive Media operating losses increased $.3 million in 2003 compared to 2002. A $3.6 million increase in revenues was driven by a nearly 50% year-over-year rise in Classified advertising as upsell arrangements continued to thrive across the Division. Under these arrangements, customers pay an additional fee to have their classified advertisements placed online simultaneously with their publication in the Company’s newspapers. At the Company’s three metropolitan newspapers, approximately 75% to 90% of advertisers who place classified ads in print also choose to include their ads online. This sell-through rate is a key indicator of the value that consumers ascribe to online advertising. The accompanying graph exhibits the steep ascent of online Classified advertising over the past three years. Other online revenues associated with the Division’s wholly owned websites and portals showed consistent and strong growth.

Beginning with the 2001 rollout of the Interactive Media Division, the Company anticipated increased losses for several years as innovative products were developed and acquired, new advertiser relationships were built, and the infrastructure to support the Division was formed. The Division remains focused on developing new products, securing and retaining high-quality personnel, invigorating revenues through sales initiatives, and enhancing content and design across all the Company’s online enterprises. Consistent with the achievement of these goals, divisional operating expenses rose $3.9 million in 2003 over the prior year. Based on the continuation of the strong revenue growth and the maturation of its infrastructure, the Company currently expects the Division to become cash flow positive during 2006.

Excluding the effects of the previously mentioned items, the Division’s loss increased to $6.7 million in 2002 from $5.1 million in 2001. A $2.8 million increase in revenues from wholly owned operations was overshadowed by a $4.4 million increase in planned expenses. This 86% year-over-year improvement in revenues was primarily attributable to vigorous Classified advertising which more than doubled in 2002 as classified upsell arrangements with the Company’s newspapers were adopted in markets across the Division. The higher expenses were primarily attributable to a 36% rise in employee compensation and benefit expense related to staffing new positions to support the Division’s expanded infrastructure. Additionally, in June of 2002 the Company acquired Boxerjam (a provider of multiplayer online interactive games) which contributed to the higher year-over-year expenses as anticipated developmental costs were incurred associated with the relaunch of Boxerjam’s products and website in late 2002.

Newsprint

The Company’s results are influenced by newsprint prices in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division’s total costs (14% in 2003 and 13% in 2002). While higher newsprint prices are beneficial to SPNC, as they tend to translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company’s share of SPNC’s annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company’s net income by approximately $120 thousand annually. By virtue of its investment in SPNC the Company is a net producer of newsprint and therefore, a net beneficiary of higher newsprint prices.

Newsprint prices, as shown in the accompanying graph, rose to just over $560 per short ton in the second quarter of 2001, then rapidly descended to below $385 per short ton by August of 2002. Prices hovered around $400 per short ton throughout the remainder of 2002 and began a gradual ascent in 2003 to just over $450 per short ton by the end of the year. The Company’s share of results from SPNC over the three-year period reflected these price fluctuations with income of $19.3 million in 2001, rapidly swinging to a loss of $13.5 million in 2002, and producing a reduced loss of $5.4 million in 2003 as prices were on the upswing. The following chart presents the rise and fall of the Company’s average newsprint cost per short ton over a three-year span. With newsprint prices rebounding from a twenty-year low in 2002, the Company is expecting the improvement in pricing, which began in 2002, to continue into 2004 and thus yield improved results from SPNC.

Interest expense

Interest expense decreased $13.5 million to $34.4 million in 2003 due in large part to a decrease in the effective interest rate of approximately 140 basis points. Also fueling the reduction, average debt outstanding decreased $63 million for the year despite a $95.3 million addition to debt in 2003’s third quarter as a result of the adoption of FIN 46, Consolidation of Variable Interest Entities, which is discussed more fully in Note 1. Interest expense decreased $6.4 million to $47.9 million in 2002 due almost entirely to an $87 million decline in average debt outstanding.

        During the first quarter of 2003, all four of the Company’s interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million began. These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These instruments are not intended to be traded for profit or loss. They are cash flow hedges with maturities in 2004 and 2005 that effectively convert the covered portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.3% at December 28, 2003. Additionally, during 2001 the Company issued $200 million in five-year senior notes with a fixed coupon rate of 6.95%. If short-term interest rates were to be either higher or lower by one percentage point throughout 2004, and assuming the Company’s interest rate swap agreements continued as described above and long-term debt remained unchanged from year end, the Company’s interest expense and income before taxes would change by approximately $3 million. This amount was determined by considering the impact of the hypothetical interest rates on the Company’s borrowing cost, short-term investment balances, and interest rate swap agreements.

Income taxes

The Company’s effective tax rate on income from continuing operations was approximately 37%, 39% and 42% in 2003, 2002 and 2001. The decline in 2003’s rate was attributable to a decrease in the proportion of certain nondeductible benefit plan expenses, as well as to higher utilization of certain fuel tax credits. The decrease in 2002’s tax rate was largely due to the impact of ceasing to amortize indefinite-lived intangibles due to the previously mentioned adoption of the new standard on goodwill and intangible assets.

LIQUIDITY

As of December 28, 2003, long-term debt and other specified obligations of the Company included:

(In millions)	Payments Due By Periods
Contractual obligations	Total	2004	2005 2006	2007 2008	2009 and beyond
Long-term debt:
Revolving credit facility	$325.0	$—	$325.0	$—	$—
Universal shelf registration	199.9	—	199.9	—	—
Borrowings of VIEs	95.3	—	—	95.3	—
Other	7.0	7.0	—	—	—
Operating leases[1]	21.6	4.7	6.2	3.7	7.0
Broadcast film rights[2]	74.6	14.3	35.4	21.6	3.3
Pension plan contribution[3]	35.0	35.0	—	—	—
Estimated benefit payments from Company assets[4]	91.7	5.1	12.3	15.8	58.5
Purchase obligations[5]	118.3	90.6	11.3	7.0	9.4

Total specified obligations	$968.4	$156.7	$590.1	$143.4	$78.2

[1]	Minimum rental commitments under noncancelable lease terms in excess of one year.
[2]	Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.
[3]	Contribution made in January 2004 for the 2003 plan year; the timing and amounts of future contributions, if any, are dependent on various factors discussed elsewhere in this MD&A.
[4]	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2013.
[5]	Includes: 1) all current liabilities not already reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, 3) significant non-ordinary course contract-based obligations.

The Company utilizes various forms of financing in order to provide it with appropriate funding and liquidity. The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for combined public debt or equity totaling $1.2 billion (together the “Facilities”). As shown above, at the end of 2003 there were borrowings of $325 million outstanding under the revolving credit facility and $199.9 million in senior notes outstanding under the universal shelf. The Facilities carry cross-default provisions between the revolving credit and the senior notes. The revolving credit has both an interest coverage and a leverage covenant. These covenants which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity under the Facilities. A significant drop in the Company’s EBITDA or a large increase in the Company’s debt level, (without a commensurate increase in EBITDA) could make meeting the leverage ratio challenging. However, the Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward. The Facilities are guaranteed by the Company’s subsidiaries.

The Company has historically generated strong net cash provided by operations (ranging from $125 million to $173 million per year over the last five years) and expects to continue doing so. Additionally, in the past the sale of operations and investments that were not central to the Company’s mission has also generated cash. The Company’s philosophy is to use excess cash flow to repay debt, which has the effect of strengthening its balance sheet. A stronger balance sheet enhances the Company’s ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to act on acquisition opportunities that fit its strategy. The following table demonstrates the philosophy by showing the major cash flows of the Company over the past three years:

(In millions)
Major cash flows	2003	2002	2001
Net cash provided by operations	$151.6	$163.9	$125.2
Proceeds from dispositions	29.3	—	—

Capital expenditures	(28.0)	(33.3)	(54.4)
Dividend payments	(17.8)	(16.7)	(15.6)
Pension plan contribution	(21.0)	—	—
Other	(2.7)	21.3	(9.0)

Cash available	111.4	135.2	46.2
Acquisitions	(0.4)	(1.1)	(1.8)

Repayment of debt	$111.0	$134.1	$44.4

As noted above, the Company made a $21 million contribution to its retirement plan trust at the beginning of the third quarter of 2003; it has made an additional $35 million contribution in the first quarter of 2004. The Company’s retirement plan, like many plans, has moved from an overfunded position to an underfunded position resulting in increased pension expense. Despite the solid investment performance of the trust’s assets during 2003, declines from 2000 to 2002 in the trust’s assets and continuing declines in the discount rates used to value the plan’s liabilities have created an underfunded trust. Although not required to do so, the Company elected to make contributions now in an expectation of reducing the ultimate amount that it would need to contribute. While the amount and timing of further contributions, if any, will directly depend upon future changes in market values, rates of return, discount rates, plan benefits and design, among other factors, the Company believes that its current actions were the appropriate steps to take for the long-term benefit of the retirement plan and the Company.

The Company expects that net cash flows from operations over the next 12 months will provide it with sufficient resources to manage working capital needs, pay dividends, finance a higher level of capital expenditures, and make pension contributions; it will look to the unused portion of the Facilities to take advantage of any new acquisition opportunities that may arise. The Company also believes that the strength of its balance sheet will enhance its ability to renegotiate its revolving credit facility prior to the expiration of that facility in 2006.

OUTLOOK FOR 2004

The Company anticipates the gradual economic recovery which began in late 2003 will gain momentum throughout 2004. The Broadcast Division should benefit greatly from the return of Political advertising and the Summer Olympics in this even-numbered year. The Publishing Division expects to capitalize on increased ad revenues as advertisers’ apprehensions are eased by the less tumultuous state of the economy. The Interactive Media Division is looking forward to a healthy increase in revenues as key market-based initiatives are rolled out across the Division. The slow ascent of newsprint prices which began in 2002 is expected to continue into 2004. By virtue of its investment in SPNC, the Company would be a net beneficiary of such newsprint price increases which typically translate into a meaningful operating performance improvement for SP Newsprint in 2004. For the past several years, the Company has focused on cost-containment without sacrificing its core infrastructure; in 2004 the Company plans to build long-term value for its shareholders by making strategic capital investments to enhance its current operations and expand its convergence efforts in the Southeast.

* * * * * * *

Certain statements in this annual report that are not historical facts are “forward-looking” statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company “believes,” “anticipates,” “expects,” “estimates,” “intends” and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

        Some significant factors that could affect actual results include: changes in advertising demand, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings and the effects of acquisitions, investments and dispositions on the Company’s results of operations and its financial condition.

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

Media General operates under a strict Code of Conduct that all employees are required to follow without exception. The Code promotes a culture of honesty, excellence and accountability, and requires high ethical standards in all of the Company’s relationships, including those with customers, suppliers and government agencies.

January 23, 2004

J. Stewart Bryan III	Marshall N. Morton	O. Reid Ashe Jr.
Chairman and Chief Executive Officer	Vice Chairman and Chief Financial Officer	President and Chief Operating Officer

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders,

Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 28, 2003, and December 29, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 28, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 28, 2003, and December 29, 2002, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for variable interest entities to comply with the accounting provisions of FASB Interpretation No. 46.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and certain other indefinite-lived intangible assets to comply with the accounting provisions of Statement of Financial Accounting Standards No. 142.

January 23, 2004
Richmond, Virginia	Ernst & Young LLP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 28, 2003	December 29, 2002	December 30, 2001
Revenues	$837,423	$831,582	$801,620

Operating costs:
Production	356,694	345,647	353,131
Selling, general and administrative	292,986	272,430	263,549
Depreciation and amortization	65,467	65,401	113,625

Total operating costs	715,147	683,478	730,305

Operating income	122,276	148,104	71,315

Other income (expense):
Interest expense	(34,424)	(47,874)	(54,247)
Investment income (loss) - unconsolidated affiliates	(4,672)	(14,129)	19,949
Other, net	10,666	(115)	(8,414)

Total other income (expense)	(28,430)	(62,118)	(42,712)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	93,846	85,986	28,603
Income taxes	34,800	33,944	12,170

Income from continuing operations before cumulative effect of change in accounting principle	59,046	52,042	16,433
Discontinued operations:
Income from discontinued operations (net of income taxes of $551 in 2003, $787 in 2002, and $852 in 2001)	964	1,377	1,491
Gain on sale of operations (net of income taxes of $3,860 in 2003 and $160 in 2001)	6,754	—	280
Cumulative effect of change in accounting principle (net of income tax benefit of $3,420 in 2003 and $12,188 in 2002)	(8,079)	(126,336)	—

Net income (loss)	$58,685	$(72,917)	$18,204

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$2.56	$2.27	$0.72
Income from discontinued operations	0.33	0.06	0.08
Cumulative effect of change in accounting principle	(0.35)	(5.51)	—

Net income (loss)	$2.54	$(3.18)	$0.80

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$2.52	$2.24	$0.71
Income from discontinued operations	0.33	0.06	0.08
Cumulative effect of change in accounting principle	(0.35)	(5.44)	—

Net income (loss)	$2.50	$(3.14)	$0.79

Notes to Consolidated Financial Statements begin on page 30.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

ASSETS

	December 28, 2003	December 29, 2002
Current assets:
Cash and cash equivalents	$10,575	$11,279
Accounts receivable (less allowance for doubtful accounts 2003 - $7,011; 2002 - $6,778)	113,226	112,399
Inventories	6,171	4,101
Other	32,649	32,773

Total current assets	162,621	160,552

Investments in unconsolidated affiliates	89,994	93,370

Other assets	60,277	68,140

Property, plant and equipment, at cost:
Land	32,877	32,002
Buildings	269,842	182,945
Machinery and equipment	503,985	489,648
Construction in progress	10,669	7,062
Accumulated depreciation	(383,285)	(338,938)

Net property, plant and equipment	434,088	372,719

Excess of cost over fair value of net identifiable assets of acquired businesses	832,004	832,004

FCC licenses and other intangibles	807,771	820,226

Total assets	$2,386,755	$2,347,011

Notes to Consolidated Financial Statements begin on page 30.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 28, 2003	December 29, 2002
Current liabilities:
Accounts payable	$22,210	$20,967
Accrued expenses and other liabilities	83,424	88,646
Income taxes payable	8,769	1,888

Total current liabilities	114,403	111,501

Long-term debt	531,969	642,937

Borrowings of consolidated variable interest entities	95,320	—

Deferred income taxes	362,769	345,178

Other liabilities and deferred credits	174,833	188,141

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock ($5 cumulative convertible), par value $5 per share, authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:

Class A, authorized 75,000,000 shares; issued 22,989,506 and 22,652,466 shares	114,947	113,262
Class B, authorized 600,000 shares; issued 555,992 shares	2,780	2,780
Additional paid-in capital	34,595	18,504
Accumulated other comprehensive income (loss):
Unrealized gain on equity securities	3,498	3,607
Unrealized loss on derivative contracts	(9,757)	(14,462)
Minimum pension liability	(44,725)	(35,924)
Unearned compensation	(11,670)	(5,506)
Retained earnings	1,017,793	976,993

Total stockholders’ equity	1,107,461	1,059,254

Total liabilities and stockholders’ equity	$2,386,755	$2,347,011

Notes to Consolidated Financial Statements begin on page 30.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Addi- tional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compen- sation	Retained Earnings	Total
		Class A	Class B
Balance at December 31, 2000	22,158,070	$110,790	$2,783	$—	$(3,481)	$(2,145)	$1,063,975	$1,171,922
Net income		—	—	—	—	—	18,204	18,204
Unrealized gain on equity securities (net of deferred taxes of $871)		—	—	—	1,528	—	—	1,528
Unrealized loss on derivative contracts (net of deferred tax benefit of $10,771)		—	—	—	(19,060)	—	—	(19,060)

Comprehensive income								672
Cash dividends to shareholders ($0.68 per share)		—	—	—	—	—	(15,607)	(15,607)
Exercise of stock options	141,250	706	—	3,435	—	—	—	4,141
Stock issuances	120,745	604	—	5,562	—	(5,908)	—	258
Income tax benefits relating to restricted shares and exercised options		—	—	1,009	—	—	—	1,009
Amortization of unearned compensation		—	—	—	—	1,273	—	1,273

Balance at December 30, 2001	22,420,065	112,100	2,783	10,006	(21,013)	(6,780)	1,066,572	1,163,668

Net loss		—	—	—	—	—	(72,917)	(72,917)
Unrealized gain on equity securities (net of deferred taxes of $3,168)		—	—	—	5,560	—	—	5,560
Unrealized gain on derivative contracts (net of deferred taxes of $2,552)		—	—	—	4,598	—	—	4,598
Minimum pension liability (net of deferred tax benefit of $20,500)		—	—	—	(35,924)	—	—	(35,924)

Comprehensive loss								(98,683)
Cash dividends to shareholders ($0.72 per share)		—	—	—	—	—	(16,662)	(16,662)
Exercise of stock options	250,694	1,253	—	6,920	—	—	—	8,173
Stock issuances	3,619	18	—	180	—	—	—	198
Income tax benefits relating to restricted shares and exercised options		—	—	2,418	—	—	—	2,418
Amortization of unearned compensation		—	—	—	—	1,274	—	1,274
Other	(21,912)	(109)	(3)	(1,020)	—	—	—	(1,132)

Balance at December 29, 2002	22,652,466	113,262	2,780	18,504	(46,779)	(5,506)	976,993	1,059,254

Net income		—	—	—	—	—	58,685	58,685
Unrealized gain on equity securities (net of deferred taxes of $2,009)		—	—	—	3,498	—	—	3,498
Reclassification of gains included in net income (net of deferred taxes of $2,139)		—	—	—	(3,607)	—	—	(3,607)
Unrealized gain on derivative contracts (net of deferred taxes of $2,659)		—	—	—	4,705	—	—	4,705
Minimum pension liability (net of deferred tax benefit of $4,765)		—	—	—	(8,801)	—	—	(8,801)

Comprehensive income								54,480
Cash dividends to shareholders ($0.76 per share)		—	—	—	—	—	(17,800)	(17,800)
Exercise of stock options	173,144	866	—	6,213	—	—	—	7,079
Stock issuances	157,488	787	—	8,031	—	(8,645)	—	173
Income tax benefits relating to restricted shares and exercised options		—	—	1,507	—	—	—	1,507
Amortization and forfeitures of unearned compensation	(3,900)	(20)	—	(199)	—	2,481	—	2,262
Other	10,308	52	—	539	—	—	(85)	506

Balance at December 28, 2003	22,989,506	$114,947	$2,780	$34,595	$(50,984)	$(11,670)	$1,017,793	$1,107,461

Notes to Consolidated Financial Statements begin on page 30.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	December 28, 2003	December 29, 2002	December 30, 2001
Cash flows from operating activities:
Net income (loss)	$58,685	$(72,917)	$18,204
Adjustments to reconcile net income (loss):
Cumulative effect of change in accounting principle	8,079	126,336	—
Depreciation	46,504	46,693	47,047
Amortization	19,021	18,802	66,685
Deferred income taxes	22,594	18,078	1,340
Provision for doubtful accounts	4,558	3,902	7,966
Investment (income) loss - unconsolidated affiliates	4,672	14,129	(19,949)
Distribution from unconsolidated affiliate	—	4,100	—
Write-down of investments	—	4,793	4,151
Net gain on discontinued operations	(6,754)	—	(280)
Gain on sale of investment	(5,746)	—	—

Net cash provided by operations	151,613	163,916	125,164
Change in assets and liabilities:
Retirement plan contribution	(21,000)	—	—
Accounts payable, accrued expenses and other liabilities	1,477	10,434	(8,914)
Reduction in advance from unconsolidated newsprint affiliate	(6,667)	—	—
Other, net	(2,416)	(1,732)	8,059

Net cash provided by operating activities	123,007	172,618	124,309

Cash flows from investing activities:
Capital expenditures	(28,018)	(33,280)	(54,373)
Purchase of businesses	(375)	(1,124)	(1,766)
Proceeds from sales of investment and discontinued operations	29,286	—	—
Contribution to unconsolidated newsprint affiliate	(2,000)	—	—
Other investments	(2,973)	(1,633)	(4,852)
Other, net	520	5,547	4,420

Net cash used by investing activities	(3,560)	(30,490)	(56,571)

Cash flows from financing activities:
Increase in debt	286,000	251,000	1,236,882
Repayment of debt	(396,968)	(385,091)	(1,281,302)
Debt issuance costs	—	—	(12,211)
Cash dividends paid	(17,800)	(16,662)	(15,607)
Proceeds from stock options exercised	7,079	8,173	4,141
Other, net	1,538	2,594	(908)

Net cash used by financing activities	(120,151)	(139,986)	(69,005)

Net increase (decrease) in cash and cash equivalents	(704)	2,142	(1,267)
Cash and cash equivalents at beginning of year	11,279	9,137	10,404

Cash and cash equivalents at end of year	$10,575	$11,279	$9,137

Notes to Consolidated Financial Statements begin on page 30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company’s fiscal year ends on the last Sunday in December.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc. is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company reevaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

Presentation

Certain prior-year financial information has been reclassified to conform with the current year’s presentation.

Revenue recognition

The Company’s principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from other online activities. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned.

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

Accounts receivable and concentrations of credit risk

        Media General is a diversified communications company which sells products and services to a wide variety of customers located principally in the southeastern United States. The Company’s trade receivables result from its publishing, broadcast and interactive media operations. The Company routinely assesses the financial strength of significant customers, and this assessment, combined with the large number and geographic diversity of its customer base, limits its concentration of risk with respect to trade receivables. The Company maintains an allowance for doubtful accounts based on both the aging of accounts at period end and specific allocations for certain customers.

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

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. Prior to adoption of SFAS No. 142 in 2002, most goodwill was being amortized by the straight-line method over periods not exceeding 40 years; FCC licenses and other intangibles were being amortized by the straight-line method over periods ranging from 3 to 40 years. With the adoption of SFAS No. 142 amortization of indefinite-lived intangibles ceased, but finite-lived intangibles continued to be amortized by the straight-line method over periods ranging from 1 to 12 years; in December 2003 network affiliation intangibles were determined to have a finite life of 40 years and amortization was initiated. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Comprehensive income

The Company’s comprehensive income consists of net income, minimum pension liability adjustments, unrealized gains and losses on certain investments in equity securities (including reclassification adjustments), and changes in the value of derivative contracts as well as the Company’s share of OCI from its investments accounted for under the equity method.

Stock-based compensation

The Company’s three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001, respectively: risk-free interest rates of 3.71%, 4.91%, and 5.25%; dividend yields of 1.38%, 1.33% and 1.26%; volatility factors of .40, .48 and .48; and an expected life of 8 years.

	Years Ended
(In thousands, except per share amounts)	2003	2002	2001
Net income (loss), as reported	$58,685	$(72,917)	$18,204
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,450)	(4,458)	(2,527)

Pro forma net income (loss)	$54,235	$(77,375)	$15,677

Earning (loss) per share:
Basic—as reported	$2.54	$(3.18)	$0.80

Basic—pro forma	$2.35	$(3.37)	$0.69

Diluted—as reported	$2.50	$(3.14)	$0.79

Diluted—pro forma	$2.31	$(3.33)	$0.68

New accounting pronouncement – variable interest entities

        In January 2003 the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities. In general, the Interpretation requires that the assets, liabilities, and activities of a Variable Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest. The Company adopted the Interpretation as of the beginning of the third quarter and began consolidating certain VIEs which own real property leased to the Company. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. Upon adoption of FIN 46, the Company added the assets (primarily buildings) and the liabilities (primarily debt) of the VIE to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). Additionally, beginning with the third quarter, the Company began recognizing non-cash expense for depreciation and amortization, and reporting as interest expense certain amounts which had previously been reported as rent expense. The Company’s cash flow was not affected by the adoption of this Interpretation. If the Company had consolidated the VIEs for all periods presented, pretax income would have been lower by $2.8 million, $3 million, and $1.6 million in 2001, 2002 and the first half (prior to adoption) of 2003, respectively, due to the aforementioned non-cash expense. At December 28, 2003, the Company had assets of approximately $84 million related to VIEs (and pledged as collateral for the VIEs’ debt) included on its Consolidated Balance Sheet.

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

At December 30, 2001 (prior to adoption), the Company had net goodwill of $934 million and other intangibles of $865 million. The other intangibles consisted of FCC licenses, network affiliations, assembled workforce, subscriber lists and other broadcast intangibles. Based on provisions in the standard, assembled workforce (approximating $4 million) was combined into goodwill and the useful lives of goodwill, FCC licenses and network affiliations were determined to be indefinite; accordingly, their amortization ceased. Subscriber lists and other broadcast intangibles were determined to have finite lives. These lives were reevaluated and remained unchanged. The indefinite-lived intangibles were evaluated for impairment by reporting unit, using estimated discounted cash flows to determine their fair value. Poor economic conditions in 2001 led to reduced expectations for cash flows in future years. This resulted in an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements. This impairment loss was attributable to goodwill, network affiliations and FCC licenses in the Broadcast Segment reporting units of $106.2 million, $12.4 million and $7.7 million, respectively. In 2001, income from continuing operations before cumulative effect of change in accounting principle included $20.9 million ($0.91 per diluted share) and $13.2 million ($0.58 per diluted share) related to amortization of goodwill and FCC licenses and other intangibles that ceased upon adoption of SFAS No. 142.

In December 2003, the Securities and Exchange Commission indicated that network affiliation intangibles should not have indefinite lives. Accordingly, in accordance with SFAS No. 142, the Company performed an impairment test of its network affiliations (no impairment was indicated), assigned a 40-year life based on its good relationships with its networks and its long history of renewing these agreements, and initiated amortization.

The Consolidated Statements of Operations includes recorded amortization expense for finite-lived intangibles of $12.3 million and $11.9 million in 2003 and 2002; recorded amortization for goodwill and FCC licenses and other intangibles was $60.5 million in 2001. Currently, intangibles amortization expense, including network affiliations, is projected to be approximately $16.5 million in 2004 and 2005, decreasing to approximately $16 million in 2006 and 2007, and $14.5 million in 2008. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 28, 2003, and December 29, 2002:

	As of December 28, 2003		As of December 29, 2002
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):
Broadcast	$279,201	$44,694	$279,201	$35,877
Publishing	34,281	20,482	34,281	17,463
Interactive Media	2,112	751	2,289	315

Total	$315,594	$65,927	$315,771	$53,655

Indefinite-lived intangible assets: Goodwill (including assembled workforce):
Broadcast	$195,173		$195,173
Publishing	636,831		636,831

Total goodwill	832,004		832,004
FCC licenses	558,021		558,021
Trademarks	83		89

Total	$1,390,108		$1,390,114

Note 3: Acquisitions, Dispositions and Discontinued Operations

The Company completed two small acquisitions in 2001 and one small acquisition in 2002. All of these transactions were accounted for as purchases and have been included in the Company’s consolidated results of operations since their respective dates of acquisition. Purchase price has been allocated to the assets acquired based on estimated fair values. The excess of the purchase price over the fair market value of the tangible net assets acquired was allocated to subscriber lists, intellectual property and other identifiable intangibles, as well as excess cost over net assets acquired (goodwill) and, through December 30, 2001, was being amortized on a straight-line basis over periods ranging from 3 to 40 years. In accordance with the 2002 adoption of SFAS No. 142, Goodwill and Other Intangible Assets, amortization of indefinite-lived intangibles ceased. See Note 2 for a complete discussion of the adoption of this standard.

In October 2003, the Company sold Media General Financial Services, Inc. (MGFS), a component of its Interactive Media Division, to CenterPoint Data, Inc. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million). The following results of MGFS have been presented as income from discontinued operations in the accompanying consolidated statements of operations:

	Fiscal Years Ended
(In thousands)	December 28, 2003	December 29, 2002	December 30, 2001

Revenues	$3,854	$5,218	$5,556
Costs and expenses	2,339	3,054	3,213

Income before income taxes	1,515	2,164	2,343
Income taxes	551	787	852

Income from discontinued operations	$964	$1,377	$1,491

In September 2000 the Company sold Garden State Paper (GSP) to an affiliate of Enron North America Corporation; a favorable adjustment resulted in a gain of $280 thousand which was reported in discontinued operations in the third quarter of 2001.

Note 4: Investments

The Company’s equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag. Additionally, the Company has a small interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of this investment to zero. Summarized financial information for the Company’s investment in these unconsolidated affiliates is presented in the following chart:

(In thousands)		2003	2002
Current assets		$95,444	$112,915
Noncurrent assets		595,770	633,698
Current liabilities		103,642	94,868
Noncurrent liabilities		296,756	351,173

(In thousands)	2003	2002	2001
Net sales	$476,997	$435,352	$557,117
Gross profit (loss)	10,196	(16,459)	113,470
Net income (loss)	(12,602)	(44,184)	56,172
Company’s equity in net income (loss)	(4,672)	(14,129)	19,949

The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC. In 2003, the Company purchased approximately 55 thousand tons of newsprint from SPNC at market prices, which totaled $23 million and approximated 39% of the Company’s newsprint needs; in 2002 and 2001, the Company purchased approximately 50 thousand and 40 thousand tons, respectively, of newsprint from SPNC which approximated 38% and 30% of the Company’s newsprint needs and totaled approximately $20 million and $22 million in those years. The Company has agreed to contribute additional equity (up to $4.7 million) if SPNC’s liquidity, as defined, were to fall below a minimum threshold. This agreement terminates on December 31, 2005. During 2003 the Company returned an advance of $6.7 million to SPNC and made a $2 million pro-rata capital contribution.

Summarized financial information for the Company’s investment in SPNC, accounted for by the equity method, is presented in the following chart. Results for 2003 as compared to the prior year were influenced by newsprint selling prices which rose throughout the current year; 2002 results as compared to 2001 were impacted by significantly lower 2002 newsprint selling prices.

SP Newsprint Company:

(In thousands)	2003	2002
Current assets	$93,531	$105,079
Noncurrent assets	484,926	505,578
Current liabilities	99,906	91,424
Noncurrent liabilities	239,823	269,810

(In thousands)	2003	2002	2001
Net sales	$469,151	$421,158	$507,306
Gross profit (loss)	27,416	(4,622)	106,528
Net income (loss)	(16,142)	(40,560)	58,692
Company’s equity in net income (loss)	(5,381)	(13,544)	19,269

Denver is the parent company of The Denver Post, a Colorado daily newspaper. In January 2001, The Denver Post and the Rocky Mountain News finalized a Joint Operating Agreement (JOA), under which the competing newspapers combined their advertising, circulation and production operations, while maintaining separate newsrooms. A one-time pretax gain of $6.1 million was recorded by the Company in the first quarter of 2001 related to a cash payment received by Denver in conjunction with the formation of the JOA; it is included in the line item “Investment income (loss) – unconsolidated affiliates” on the accompanying Consolidated Statements of Operations. That line also includes the Company’s share of start-up costs incurred by Denver related to the initial formation of the JOA. Through June 30, 2004, the Company has an option to sell its 20% interest to Denver’s majority owner; if the Company does not exercise this option by that date, the majority owner has an option to purchase the Company’s interest in Denver prior to June of 2005. The price in either case would be determined based on independent appraisals of Denver’s fair value.

Retained earnings of the Company at December 28, 2003, included $27.4 million related to undistributed earnings of unconsolidated affiliates.

The Company accounts for its other investments under the cost method. During 2003, the Company made an investment of $4 million in NTN Communications, Inc., a publicly traded company to whom the Company has licensed proprietary game content for five years. Also in 2003, the Company sold its shares of Hoover’s, Inc. (a provider of business information) for $16.8 million and reported a pretax gain of $5.7 million ($3.7 million net of income taxes) which is included in the line item Other, net (after being specifically identified and reclassified from Other Comprehensive Income). Proceeds from the sale were used to repay debt. Additionally, the Company has made various investments in dot.com companies over the last several years. The performance of these investments has mirrored the wider economic situation related to the dot.com industry and several write-downs and write-offs have ensued as a result. In 2002, investments in two companies approximating $4.8 million were written-off due to permanent impairment. The first company, which invests in emerging enterprises, recorded impairment losses in its portfolio. The second company develops additional uses for the digital broadcast spectrum but to date had been unable to produce a commercially viable product; their capital was virtually depleted and their prospects for obtaining more were doubtful. In 2001, approximately $4.2 million was written-off due to the failure of two companies. The first was a provider of software to create community homepages, message boards, etc.; the second was a provider/distributor of content and advertising to websites. While both companies showed some initial success, their inability to retain and attract new customers led to their eventual shutdown or bankruptcy when no new investors could be found.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 28, 2003, and December 29, 2002, was as follows:

(In thousands)	2003	2002
Revolving credit facility	$325,000	$430,000
6.95% senior notes due in 2006, net of discount	199,937	199,913
Borrowings of consolidated variable interest entities	95,320	—
Bank lines	7,000	13,000
Capitalized leases	32	24

Long-term debt	$627,289	$642,937

        In June 2001 the Company entered into a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.925% at December 28, 2003), determined by the Company’s debt leverage ratio, as defined. Under this facility, the

Company pays fees (0.2% at December 28, 2003) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

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

Long-term debt maturities during the five years subsequent to December 28, 2003, aggregating $627.3 million are as follows: 2004 – $7 million; 2006 – $525 million; 2007 – $95.3 million.

At December 28, 2003, the Company had borrowings of $7 million from bank lines due within one year classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 2.1% at December 28, 2003. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) and recorded interest on this debt based on current commercial paper rates. See Note 1 for a further discussion of VIEs.

During the first quarter of 2003, all four of the Company’s interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million began. The current swaps are cash flow hedges with maturities in 2004 and 2005 that effectively convert a portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.3% at December 28, 2003. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company’s revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income after-tax gains of $2.8 million in 2003 and $3.3 million in 2002. There was no impact on net income due to ineffectiveness. If interest rates remain unchanged during 2004, the Company would expect to reclassify a charge of approximately $1.7 million out of OCI and into earnings in the next twelve months associated with interest payments on LIBOR-based debt; this would result in an effective interest rate of approximately 4.6% on the swapped portion of the Company’s debt. The Company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company’s requirement that the counterparties have a strong credit rating.

The table below includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 28, 2003 and December 29, 2002:

(In thousands)	2003		2002
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Investments	$11,662	$11,662	$18,981	$18,981
Liabilities:
Long-term debt:
Revolving credit facility	325,000	325,000	430,000	430,000
6.95% senior notes	199,937	218,815	199,913	214,248
Borrowings of consolidated variable interest entities	95,320	95,320	—	—
Bank lines	7,000	7,000	13,000	13,000
Interest rate swap agreements	3,054	3,054	7,513	7,513

        The Company’s investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders’ equity. The Company’s other investments which do not have readily determinable fair values are carried at cost which approximates fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company’s senior notes were estimated, in both years, using discounted cash flow analyses based on the Company’s incremental borrowing rates for similar types of borrowings. The borrowings under the Company’s revolving credit facility, bank lines and variable interest entities approximated their fair value.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company’s 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment, which was launched in January 2001, consists of all of the Company’s online enterprises and an online provider of games and puzzles.

Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company’s reportable segments, which are managed separately and contain operations that have been aggregated based on similar economic characteristics, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2003
Consolidated revenues	$544,059	$286,233	$9,663	$(2,532)	$837,423

Segment operating cash flow	$148,104	$87,760	$(5,644)		$230,220
Allocated amounts:
Equity in net income of unconsolidated affiliate	709				709
Gain on sale of Hoover’s			5,746		5,746
Depreciation and amortization	(25,896)	(20,988)	(1,360)		(48,244)

Segment profit (loss)	$122,917	$66,772	$(1,258)		188,431

Unallocated amounts:
Interest expense					(34,424)
Investment loss – SP Newsprint					(5,381)
Acquisition intangibles amortization					(12,272)
Corporate expense					(37,271)
Other					(5,237)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$93,846

Segment assets	$941,359	$1,201,747	$17,335		$2,160,441
Corporate					226,314

Consolidated assets					$2,386,755

Segment capital expenditures	$7,383	$19,181	$293		$26,857
Corporate					1,161

Consolidated capital expenditures					$28,018

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2002
Consolidated revenues	$528,514	$298,930	$6,059	$(1,921)	$831,582

Segment operating cash flow	$152,019	$101,412	$(5,936)		$247,495
Allocated amounts:
Equity in net loss of unconsolidated affiliates	(172)		(413)		(585)
Write-off of investments			(4,793)		(4,793)
Depreciation and amortization	(27,000)	(21,285)	(801)		(49,086)

Segment profit (loss)	$124,847	$80,127	$(11,943)		193,031

Unallocated amounts:
Interest expense					(47,874)
Investment loss – SP Newsprint					(13,544)
Acquisition intangibles amortization					(11,933)
Corporate expense					(32,266)
Other					(1,428)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$85,986

Segment assets	$954,828	$1,216,521	$25,451		$2,196,800
Discontinued MGFS assets					1,005
Corporate					149,206

Consolidated assets					$2,347,011

Segment capital expenditures	$6,543	$23,201	$1,299		$31,043
Discontinued MGFS capital expenditures					2
Corporate					2,235

Consolidated capital expenditures					$33,280

2001
Consolidated revenues	$542,100	$257,879	$3,252	$(1,611)	$801,620

Segment operating cash flow	$152,448	$69,631	$(4,769)		$217,310
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	3,094		(2,414)		680
Write-off of investments			(4,151)		(4,151)
Depreciation and amortization	(27,858)	(20,708)	(356)		(48,922)

Segment profit (loss)	$127,684	$48,923	$(11,690)		164,917

Unallocated amounts:
Interest expense					(54,247)
Investment income – SP Newsprint					19,269
Acquisition intangibles amortization					(60,475)
Corporate expense					(34,304)
Other					(6,557)

Consolidated income from continuing operations before income taxes					$28,603

Segment assets	$986,478	$1,361,673	$17,473		$2,365,624
Discontinued MGFS assets					954
Corporate					167,481

Consolidated assets					$2,534,059

Segment capital expenditures	$7,658	$36,703	$884		$45,245
Discontinued MGFS capital expenditures					96
Corporate					9,032

Consolidated capital expenditures					$54,373

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2003	2002	2001
Current:
Federal	$11,403	$10,155	$(411)
State	754	660	599

	12,157	10,815	188

Deferred:
Federal	21,384	21,695	11,513
State	1,259	1,434	469

	22,643	23,129	11,982

Income taxes	$34,800	$33,944	$12,170

Temporary differences which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 28, 2003, and December 29, 2002, are as follows:

(In thousands)	2003	2002
Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$324,479	$310,100
Tax over book depreciation	92,973	95,041
Other	10,307	10,270

Total deferred tax liabilities	427,759	415,411

Deferred tax assets:
Employee benefits	(32,732)	(36,250)
Acquired net operating losses	(3,259)	(3,267)
Other comprehensive income items	(30,825)	(28,718)
Other	(7,699)	(10,840)

Total deferred tax assets	(74,515)	(79,075)

Deferred tax liabilities, net	353,244	336,336
Deferred tax assets included in other current assets	9,525	8,842

Deferred tax liabilities	$362,769	$345,178

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2003	2002	2001
Income taxes computed at federal statutory tax rate	$32,846	$30,095	$10,011
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	1,308	1,362	695
Investment income – unconsolidated affiliates	(198)	48	(866)
Amortization of excess cost (goodwill)	—	—	3,879
Other	844	2,439	(1,549)

Income taxes	$34,800	$33,944	$12,170

        The Company paid income taxes of $8.5 million and $4.3 million, respectively, net of refunds in 2003 and 2002. Net of payments in 2001, the Company received refunds of $1.5 million.

The Company’s federal income tax returns have been examined by the Internal Revenue Service (IRS) through fiscal year 1998 and, with the exception of one issue relating to the Company’s Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative, which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company’s results of operations, financial position or cash flow.

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

Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company’s stock price. Expense recognized in 2003, 2002 and 2001 under the plan was $.8 million, $1 million and $1.4 million, respectively.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. At December 28, 2003, the following shares remain restricted under the terms of the plan: 150,400 shares granted in 2003, 114,900 shares granted in 2001, and 62,700 shares granted in 1999. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders’ equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2003, 2002 and 2001 was $2.3 million, $1.3 million and $1.3 million, respectively.

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

A summary of the Company’s stock option activity, and related information for the years ended December 28, 2003, December 29, 2002 and December 30, 2001, follows:

	2003		2002		2001
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding-beginning of year	1,156,660	$44.99	1,094,619	$40.64	1,006,735	$36.61
Granted	355,100	56.03	343,100	50.37	244,800	51.41
Exercised	(173,144)	40.89	(250,694)	32.60	(141,250)	29.32
Forfeited	(35,664)	53.29	(30,365)	51.43	(15,666)	51.68

Outstanding-end of year	1,302,952	48.31	1,156,660	44.99	1,094,619	40.64

Price range at end of year	$2 to $56		$2 to $52		$2 to $52
Price range for exercised shares	$19 to $52		$2 to $52		$19 to $48
Available for grant at end of year	1,158,103		1,477,539		1,790,274
Exercisable at end of year	739,324		682,042		713,869
Weighted-average fair value of options granted during the year	$23.93		$25.68		$26.88

The following table summarizes information about stock options outstanding at December 28, 2003:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 2.50	8,400	*	$2.50	8,400	$2.50
27.63-31.81	165,800	2 years	30.77	165,800	30.77
32.50-46.50	136,700	**	41.89	136,700	41.89
47.91-56.03	992,052	8 years	52.52	428,424	50.83

2.50-56.03	1,302,952		48.31	739,324	44.13

*	Exercisable during lifetime of optionee
**	Exercisable during the continued employment of the optionee and for a three-year period thereafter with the exception of 57,200 options which were issued on 1/28/98 for $46.38 with a remaining contractual life of four years

Note 9: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the “Plans.” The Company uses a measurement date of December 31 for the Plans.

With the passage of time, actual experience differs from the assumptions used in determining the Company’s pension and postretirement benefit obligations. These differences, coupled with external economic factors, cause periodic revision of the assumptions. The differences in actual versus expected return on plan assets, actual versus expected health care cost trends, as well as changes in the discount rate and other assumptions give rise to actuarial gains and losses in the tables that follow. They are recognized over the expected service period of active participants.

Benefit obligations

The following table provides a reconciliation of the changes in the Plans’ benefit obligations for the years ended December 28, 2003, and December 29, 2002:

	Pension Benefits		Other Benefits
(In thousands)	2003	2002	2003	2002
Change in benefit obligation:
Benefit obligation at beginning of year	$286,854	$253,880	$38,466	$32,859
Service cost	10,133	9,308	389	360
Interest cost	19,604	18,867	2,541	2,453
Participant contributions	—	—	638	534
Actuarial loss	33,473	17,844	4,090	5,758
Benefit payments	(14,793)	(13,045)	(4,069)	(3,498)

Benefit obligation at end of year	$335,271	$286,854	$42,055	$38,466

The accumulated benefit obligation at the end of 2003 and 2002 was $286 million and $245 million, respectively. The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefit plans as claims and premiums are paid. As of December 28, 2003, and December 29, 2002, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $36.5 million and $32.1 million, respectively. The Plans’ benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount rate	6.00%	6.75%	6.00%	6.75%
Compensation increase rate	3.50	3.75	3.50	3.75

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2004. This rate was assumed to decrease gradually each year to a rate of 5% in 2010 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company’s postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company’s accumulated postretirement benefit obligation by approximately $1.6 million and the Company’s net periodic cost by less than $100,000.

Plan assets

The following table provides a reconciliation of the changes in the fair value of the Plans’ assets for the years ended December 28, 2003, and December 29, 2002:

	Pension Benefits		Other Benefits
(In thousands)	2003	2002	2003	2002
Change in plan assets:
Fair value of plan assets at beginning of year	$166,681	$207,586	$—	$—
Actual return on plan assets	32,051	(29,264)	—	—
Employer contributions	24,178	1,404	3,431	2,964
Participant contributions	—	—	638	534
Benefit payments	(14,793)	(13,045)	(4,069)	(3,498)

Fair value of plan assets at end of year	$208,117	$166,681	$—	$—

The asset allocation for the Company’s funded retirement plan at the end of 2003 and 2002, and the target allocation for 2004, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End
Asset Category	2004	2003	2002
Equity securities	60%-70%	67%	65%
Fixed income securities	30%-40%	33%	33%
Real estate	—	—	2%

Total		100%	100%

As plan sponsor of the funded retirement plan, the Company’s investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The Company reviews the plan’s asset mix periodically, but at least annually, to rebalance within the target (60%-70% equity, 30%-40% fixed income) mix guidelines. The Company also periodically evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Funded status

The following table provides a statement of the funded status of the Plans at December 28, 2003, and December 29, 2002:

	Pension Benefits		Other Benefits
(In thousands)	2003	2002	2003	2002
Funded status:
Plan assets less than benefit obligation	$(127,154)	$(120,173)	$(42,055)	$(38,466)
Unrecognized prior-service cost	809	1,360	—	—
Unrecognized actuarial loss	114,432	91,888	12,447	8,752

Accrued benefit cost	(11,913)	(26,925)	(29,608)	(29,714)

Components of accrued benefit cost:
Accrued benefit liability	(82,422)	(84,742)	(29,608)	(29,714)
Intangible asset	1,330	1,941	—	—
Accumulated other comprehensive income	69,179	55,876	—	—

Net amount recognized	$(11,913)	$(26,925)	$(29,608)	$(29,714)

Expected cash flows

The following table includes amounts expected to be contributed to the Plans by the Company. It reflects benefit payments which are made from the Plans’ assets as well as those made directly from the Company’s assets and includes the participants’ share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company’s best estimate given its current knowledge; actual amounts could be materially different.

	Pension Benefits	Other Benefits
Employer Contributions
2004 (expectation) to plan trust	$35,000	$—
2004 (expectation) to participant benefits	2,262	2,882
Expected Benefit Payments
2004	14,273	2,882
2005	15,106	3,031
2006	15,734	3,166
2007	17,590	3,274
2008	19,131	3,406
2009-2013	127,819	17,844

Net periodic cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2003, 2002 and 2001:

	Pension Benefits			Other Benefits
(In thousands)	2003	2002	2001	2003	2002	2001

Service cost	$11,074	$9,308	$8,298	$389	$360	$349
Interest cost	19,604	18,867	17,753	2,541	2,453	2,320
Expected return on plan assets	(21,956)	(24,398)	(24,070)	—	—	—
Amortization of prior-service cost	443	576	620	—	—	—
Amortization of net (gain) loss	—	52	(1,070)	395	115	—

Net periodic benefit cost	$9,165	$4,405	$1,531	$3,325	$2,928	$2,669

The net periodic costs were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2003	2002	2003	2002
Discount rate	6.75%	7.25%	6.75%	7.25%
Expected return on plan assets	9.00	10.00	—	—
Compensation increase rate	3.75	4.25	3.75	4.25

The reasonableness of the expected return on the funded retirement plan assets was determined by three separate analyses: 1) review of 27 years of historical data of portfolios with similar asset allocation characteristics, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure, and 3) a projected portfolio performance, assuming the plan’s target asset allocation, done by a third party. Assumed health care cost trends can be a significant component of postretirement costs. In December Congress passed the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” that reformed Medicare in such a way that the Company expects to receive subsidies for certain prescription drug benefits that are incurred on behalf of plan participants. The Financial Accounting Standards Board has not yet determined the appropriate treatment of this favorable development, and the Company is currently unable to determine the magnitude of its benefit. Accordingly, the amounts recorded and disclosed in these financial statements do not reflect any amounts related to the act. Net periodic costs for 2004 will use a discount rate of 6.00%, an expected rate of return on plan assets of 9.00%, and a compensation increase rate of 3.50%.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee’s salary. Eligible account balances may be rolled over from a prior employer’s qualified plan. Contributions charged to expense under the plan were $7.5 million, $7.4 million and $7.4 million in 2003, 2002 and 2001, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2003			2002			2001
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income from continuing operations available to common stockholders before cumulative effect of change in accounting principle	$59,046	23,085	$2.56	$52,042	22,949	$2.27	$16,433	22,715	$0.72

Effect of Dilutive Securities
Stock options		159			165			125
Restricted stock and other	(52)	164		(53)	122		(69)	116

Diluted EPS
Income from continuing operations available to common stockholders plus assumed conversions before cumulative effect of change in accounting principle	$58,994	23,408	$2.52	$51,989	23,236	$2.24	$16,364	22,956	$0.71

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next seven years the Company is committed to purchase approximately $56.5 million of program rights which currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company’s commitment would expire without obligation.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $6.9 million in 2003, $8.6 million in 2002 and $11.4 million in 2001. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2004 – $4.7 million; 2005 – $3.5 million; 2006 – $2.7 million; 2007 – $2.2 million; 2008 – $1.5 million; subsequent years – $7 million.

Newsprint swap

As part of its third quarter 2000 sale of Garden State Paper (GSP), the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). A portion of the agreement was designated as a cash flow hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and was accounted for accordingly; see Note 1 for a complete discussion of accounting for derivatives. The hedge operated to offset the variability of cash flows for purchases of newsprint due to changes in market prices; changes in cash flows of the newsprint swap were expected to be highly effective at offsetting changes in the cash flows related to the Company’s purchases of newsprint.

In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believes that no further payments are due by either party under the agreement. Enron disputes the Company’s position, and in late 2003, filed a claim for $26.7 million plus interest and certain declaratory relief. The Company believes that its position is correct and intends to vigorously defend itself. The Company does not believe that resolution of this matter will be material to its results of operations, financial position or cash flow.

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

Interest

In 2003, 2002 and 2001, the Company’s interest expense related to continuing operations was $34.4 million, $47.9 million (net of $0.5 million capitalized) and $54.2 million (net of $0.6 million capitalized), respectively. Interest paid for all operations during 2003, 2002 and 2001, net of amounts capitalized, was $32 million, $45.3 million and $52.4 million, respectively.

Other current assets

Other current assets included program rights of $13.8 million and $14.1 million at December 28, 2003, and December 29, 2002, respectively.

Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(In thousands)	2003	2002
Payroll and employee benefits	$26,851	$28,274
Program rights	14,293	14,471
Advances from unconsolidated newsprint affiliate	—	6,667
Unearned revenue	20,572	19,195
Interest	7,127	6,524
Other	14,581	13,515

Total	$83,424	$88,646

Other, net

Other, net consisted of the following:

(In thousands)	2003	2002	2001
Write-down of investments	$—	$(4,793)	$(4,151)
Gain on sale of Hoover’s	5,746	—	—
Other	4,920	4,678	(4,263)

Total	$10,666	$(115)	$(8,414)

QUARTERLY REVIEW

(Unaudited, in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Revenues	$196,088	$210,716	$205,086	$225,533
Operating income	15,534	35,169	26,183	45,390
Income from continuing operations before cumulative effect of change in accounting principle	6,622	17,238	11,445	23,741
Discontinued operations	389	267	301	7
Gain on sale of discontinued operations	—	—	—	6,754
Cumulative effect of change in accounting principle	—	—	(8,079)	—
Net income	7,011	17,505	3,667	30,502
Income per share from continuing operations before cumulative effect of change in accounting principle	0.29	0.75	0.50	1.03
Income per share from continuing operations before cumulative effect of change in accounting principle - assuming dilution	0.28	0.74	0.49	1.00
Net income per share	0.31	0.76	0.16	1.32
Net income per share - assuming dilution	0.30	0.75	0.16	1.29

Shares traded	4,896	5,689	4,583	4,490
Stock price range	$47.26-61.40	$48.41-59.04	$55.65-63.62	$60.57-68.00
Quarterly dividend paid	$0.19	$0.19	$0.19	$0.19

2002
Revenues	$193,028	$210,440	$199,942	$228,172
Operating income	23,454	40,239	31,950	52,461
Income from continuing operations before cumulative effect of change in accounting principle	5,546	15,926	9,239	21,331
Discontinued operations	479	336	272	290
Cumulative effect of change in accounting principle	(126,336)	—	—	—
Net income (loss)	(120,311)	16,262	9,511	21,621
Income per share from continuing operations before cumulative effect of change in accounting principle	0.24	0.69	0.40	0.93
Income per share from continuing operations before cumulative effect of change in accounting principle - assuming dilution	0.24	0.69	0.40	0.92
Net income (loss) per share	(5.27)	0.71	0.41	0.94
Net income (loss) per share - assuming dilution	(5.21)	0.70	0.41	0.93

Shares traded	3,662	5,975	4,929	4,822
Stock price range	$49.10-63.50	$58.20-69.49	$46.55-61.34	$46.60-60.50
Quarterly dividend paid	$0.18	$0.18	$0.18	$0.18

•	Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at February 29, 2004, was: Class A common – 1,777 Class B common – 11.

•	Includes the recognition, at the beginning of the third quarter in 2003, of a charge related to variable interest entities of $8.1 million, net of a tax benefit of $3.4 million, as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities.

•	The Company sold Media General Financial Services, a component of its Interactive Media Division, in the fourth quarter of 2003 and reported a net gain of $6.8 million, net of income taxes of $3.9 million.

•	Includes the recognition, at the beginning of fiscal 2002, of an impairment charge related to indefinite-lived intangibles of $126.3 million, net of a tax benefit of $12.2 million, as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

TEN-YEAR FINANCIAL SUMMARY

(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management’s Discussion and Analysis which appear elsewhere in this report.

	2003	2002	2001	2000
Summary of Operations
Operating revenues	$837,423	$831,582	$801,620	$825,090

Net income (loss)	$58,685	$(72,917)	$18,204	$53,719
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	8,079	126,336	—	—
(Income) loss from discontinued operations (b)	(964)	(1,377)	(1,491)	2,521
Gain on sale of MGFS (b)	(6,754)	—	—	—
Loss (gain) on sale of GSP operations (b)	—	—	(280)	13,774
Gain on sale of Cable operations (b)	—	—	—	(8,286)
Extinguishment of debt (c)	—	—	—	—
Gain on sale of Denver Newspapers, Inc. common stock	—	—	—	—
Gain on sale of Garden State Newspapers investment	—	—	—	—
Investment (income) loss – unconsolidated affiliates	4,672	14,129	(19,949)	(5,131)
Other, net	(10,666)	115	8,414	(15,479)
Interest expense	34,424	47,874	54,247	42,558
Income taxes (c)	34,800	33,944	12,170	38,323

Operating income	122,276	148,104	71,315	121,999
Depreciation and amortization	65,467	65,401	113,625	101,473

Operating cash flow	$187,743	$213,505	$184,940	$223,472

Per Share Data: (a)(b)(c)
Income (loss) from continuing operations	$2.56	$2.27	$0.72	$2.58
Discontinued operations	0.33	0.06	0.08	(0.33)
Cumulative effect of change in accounting principle	(0.35)	(5.51)	—	—

Net income (loss)	$2.54	$(3.18)	$0.80	$2.25

Per Share Data – assuming dilution: (a)(b)(c)
Income (loss) from continuing operations	$2.52	$2.24	$0.71	$2.55
Discontinued operations	0.33	0.06	0.08	(0.33)
Cumulative effect of change in accounting principle	(0.35)	(5.44)	—	—

Net income (loss)	$2.50	$(3.14)	$0.79	$2.22

Other Financial Data:
Total assets (d)	$2,386,755	$2,347,011	$2,534,059	$2,561,282
Working capital	48,218	49,051	62,541	58,339
Capital expenditures	28,018	33,280	54,373	42,873
Total debt (d)	627,289	642,937	777,662	822,077
Cash dividends per share	0.76	0.72	0.68	0.64

(a)	Includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

(b)	The Company sold Media General Financial Services in October 2003 and reported a gain of $6.8 million (net of a tax benefit of $3.9 million), sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).

1999	1998	1997	1996	1995	1994
$ 689,101	$685,469	$639,593	$489,445	$425,638	$392,656

$ 881,316	$70,874	$(10,490)	$70,498	$53,232	$117,009
—	—	—	—	—	—
(6,362)	(23,977)	(14,485)	(15,232)	(14,793)	(8,864)
—	—	—	—	—	—
—	—	—	—	—	—
(798,719)	—	—	—	—	—
2,128	—	101,613	—	—	—
(30,983)	—	—	—	—	—
—	—	—	—	—	(91,520)
(9,067)	(22,193)	(21,037)	(27,188)	(19,034)	(2,935)
(11,436)	34	(1,401)	5,239	(5,298)	(1,904)
45,014	61,027	59,131	12,680	3,858	4,118
49,914	26,419	(13,363)	30,176	18,734	20,733

121,805	112,184	99,968	76,173	36,699	36,637
72,398	69,025	65,898	32,544	27,765	26,577

$ 194,203	$181,209	$165,866	$108,717	$64,464	$63,214

$ 2.88	$1.76	$(0.95)	$2.10	$1.47	$4.15
30.37	0.91	0.55	0.58	0.57	0.35
—	—	—	—	—	—

$ 33.25	$2.67	$(0.40)	$2.68	$2.04	$4.50

$ 2.84	$1.74	$(0.94)	$2.08	$1.45	$4.11
29.94	0.89	0.54	0.57	0.56	0.34
—	—	—	—	—	—

$ 32.78	$2.63	$(0.40)	$2.65	$2.01	$4.45

$ 2,340,374	$1,917,346	$1,814,201	$1,025,484	$1,016,743	$787,165
167,546	29,129	34,716	13,373	22,938	14,833
60,829	49,480	41,599	28,510	29,076	56,919
59,838	928,101	900,140	276,318	327,235	173,144
0.60	0.56	0.53	0.50	0.48	0.44

(c)	In 1999 the Company incurred a charge of $1.3 million (net of a tax benefit of $800 thousand), representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $63 million (net of a tax benefit of $38.6 million), representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.

(d)	Upon adoption of FASB Interpretation 46, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.