Form 10-K, Exhibit 13
period 2004-12-26
MEDIA GENERAL INC
filed 2005-03-10
CIK 216539

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found elsewhere in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States operating in three divisions: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and nearly 100 other publications, 26 network-affiliated television stations, and operates more than 50 online enterprises. Media General’s revenues are driven primarily by advertiser spending, and the state of the economy is the common denominator that influences most of this spending. As the economy surges and ebbs, many of the Company’s revenue categories are influenced accordingly. For example, in 2004 as the economy improved, the Company saw revenue growth in Classified and Local advertising, but Retail and National advertising remained soft. Significant events like the Olympics and the Super Bowl, as well as national and statewide political races, provide added impetus to revenues, particularly in the Broadcast Division. These events, or their absence, in a given year, introduce a certain cyclicality to the Company’s Broadcast revenues as even-numbered years tend to be stronger than odd-numbered years. Reflecting this, the Company’s Broadcast Division had a stellar year in 2004; Political advertising, totaling nearly $38 million in 2004, led the way much as it had done in 2002. Another factor that influences the Company’s profits – and in particular the advertising rates that can be charged – is the level of circulation in the Publishing Division. In the face of a slow erosion of circulation in the publishing industry, the Company has worked hard to sustain and even increase circulation. With readership studies, promotion and other investments, the Company has made progress on this front, showing circulation growth in 2003 and only nominal declines in 2004; these results outperformed the industry in both years. Additionally, the Company has focused resources on Interactive Media – its newest division that is beginning its 5th year – in order to serve those people who prefer to get their news and information online.

Another catalyst for the Company is newsprint prices, which influences its results in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division’s total costs (13% to 15% the last three years). While higher newsprint prices are beneficial to SPNC, as they translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company’s share of SPNC’s annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price affects the Company’s net income by approximately $120 thousand annually. By virtue of its investment in SPNC the Company is a net producer of newsprint and, therefore, a net beneficiary of higher newsprint prices.

Newsprint is a commodity whose price continually responds to supply / demand imbalances. After hitting a 20-year low in 2002, newsprint prices have been rising, as shown in the accompanying graph which presents the fall and the rise of the Company’s average newsprint cost per short ton over a three-year span. The Company expects that this upward trend will continue in 2005 (a $35 / ton increase has been announced for March 1) as the combination of anticipated strengthening of advertising within the publishing industry along with some recently announced mill shutdowns should allow for continued upward price mobility. The financial results of SPNC over the past three-year period reflected the rising prices shown below. The Company’s share was a loss of $13.5 million in 2002 that improved to a loss of $5.4 million in 2003, as prices rose, and further improved to income of $1 million in 2004 as prices continued to increase.

In June 2003, the Federal Communications Commission (FCC) revised its media ownership regulations. The FCC’s new rules allowed common-ownership of broadcast stations and newspapers in all large markets, and would allow cross-ownership on a more limited basis in all but the smallest markets. The new regulations, including new television duopoly rules, were put on hold and then sent back to the FCC as part of a judicial review process. While the FCC has declined to pursue the matter any further, the Company has filed a petition with the United States Supreme Court seeking review of the prior proceedings, as have others. The Company believes that the old ownership regulations, which date from 1975 (and the revised rules to a lesser degree), impinge on the Company’s First Amendment rights. It believes that the ban on cross-ownership should be lifted in all markets. A favorable ruling would afford the Company greater opportunities to expand its convergence efforts in the Southeast. If the Supreme Court declines to hear the matter, media ownership issues will be considered further by the FCC. In either case, the resolution of this matter will take some time. While this process continues, the Company is seeking license renewals and waivers from the FCC for several of its television stations where the Company’s cross-ownership remains an issue under the 1975 regulations.

The Company believes that uncertainty about media ownership issues has had the effect of dampening the acquisition market in recent years as buyers and sellers waited for the FCC to provide additional clarity. Because of the extensive judicial process described above, that clarity has not materialized.

Nevertheless, as attractive acquisition opportunities emerge, the Company will evaluate them, and expects to expand its reach in a disciplined fashion.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risks, and financial condition. Actual results could differ from those estimates. The Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible assets

As discussed in Note 2, in 2002 the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, and recorded an after-tax impairment charge of $126.3 million. The Company reviews the carrying value of goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing a discounted cash flow model. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth-quarter 2004 test indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company’s performance and overall market conditions, future impairment charges are possible.

In September 2004 the Securities and Exchange Commission announced, under EITF Topic No. D-108, that the residual method (until now, a method in common use in the broadcast industry) will no longer be accepted as an appropriate method to value acquired assets other than goodwill; instead, a direct method is required to be used. The Company’s FCC licenses were originally valued using a residual method. The Company is evaluating the impact of this announcement but does expect that this change in methodology will result in a material change to the carrying value of intangible assets related to its FCC licenses. The Company will record an expense for any such excess as a cumulative effect of a change in accounting principle in the first quarter of 2005.

The Company also periodically reevaluates the remaining useful life of its intangible assets. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of its network affiliation intangible assets (previously 40 years) and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur. As a result of this change, acquired intangibles amortization is expected to be nearly $19 million in the coming year compared to $17.1 million in 2004.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company’s pension and other postretirement plans requires the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trends. The actuarial assumptions used in the Company’s pension and postretirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company’s own experience to determine that its assumptions are reasonable. A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2004 of approximately $2.7 million. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $6.6 million or raised by approximately $7.4 million, respectively, the plans’ 2004 expense and would have changed the plans’ accumulated obligations by $43 million to $50 million as of the end of 2004.

During 2004, as discussed in Note 9, the Company recorded its estimate of the benefit it expects to receive as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company’s accumulated postretirement benefit obligation was reduced by $5.6 million and its net periodic postretirement benefit cost was reduced by approximately $800,000. These amounts are based on various assumptions including equivalency of a portion of the Company’s plan to Medicare part D as well as expectations regarding participation rates going forward. As more detailed regulations emerge and participant behaviors become clearer, these estimates may need to be adjusted.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $18.5 million at December 26, 2004) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from the estimate.

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

The Company records income tax expense and liabilities in accordance with SFAS No. 109, Accounting for Income Taxes, under which deferred tax assets and liabilities are recorded for the differing treatments of various items of income and expense for financial reporting versus tax reporting purposes. The Company bases its estimate of those deferred tax assets and liabilities on current tax laws and rates as well as expected future income. Therefore, any significant changes in enacted federal and state tax laws or in expected future earnings might impact income tax expense and deferred tax assets and liabilities. The Company expects to benefit from the Qualified Production Activity Deduction (QPAD), which was passed as part of the American Jobs Creation Act of 2004 and made effective for years beginning after 2004. The QPAD, which effectively lowers the federal tax rate of domestic manufacturers, will be phased in increasingly over a five-year period. The statute underlying the QPAD is vague and the definition of “Qualifying Production Activity” is not yet clear; however, the Company currently does not believe that all its activities will qualify for the QPAD. The Company is awaiting further guidance and regulation from the Treasury Department before it can fully determine the impact of this new act.

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

RESULTS OF OPERATIONS

Net income

In 2004, net income of $80.2 million ($3.38 per diluted share) rose sharply from 2003’s net income of $58.7 million ($2.50 per diluted share). The 2003 year included two items that nearly offset one another but nevertheless influenced results. The first was the October 2003 sale of Media General Financial Services, Inc. (MGFS) on which the Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million) and income from discontinued operations of $964 thousand (net of income taxes of $551 thousand). The second item was the July 2003 adoption of FIN 46, Consolidation of Variable Interest Entities, which resulted in the consolidation of certain VIEs that own real property leased to the Company. The Company added assets (primarily buildings) and liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes).

The improved year-over-year performance was led by a 15% rise in segment operating profits as the Broadcast Division posted record Political revenues and Classified advertising in the Publishing and Interactive Media Divisions was strong. Other significant factors included a $6.4 million improvement (and a return to profitability) in the Company’s share of SPNC’s results due to higher newsprint prices, a $6.1 million gain on a legal settlement and a $3.3 million reduction in interest expense. Together, these were more than sufficient to overcome $4.8 million of higher network affiliation intangibles amortization.

The Company’s 2003 net income of $58.7 million had rebounded from an accounting-change induced net loss of $72.9 million ($3.14 per diluted share) in 2002. Three items had a substantial impact on the Company’s comparable results. The MGFS sale and the adoption of FIN 46 were described previously. The third item was the January 2002 adoption of SFAS No. 142 which established a new accounting standard for goodwill and certain other indefinite-lived intangible assets. Upon adoption of SFAS No. 142, the Company ceased amortization of indefinite-lived intangibles and recognized an impairment loss of $126.3 million (net of a $12.2 million tax benefit), reported as a cumulative effect of change in accounting principle in the 2002 financial statements.

Income from continuing operations rose $7 million to $59 million ($2.52 per diluted share) in 2003 from $52 million ($2.24 per diluted share) in 2002. The majority of this increase reflected improvement in two key areas: interest rates which were substantially lower and precipitated a 28% reduction in year-over-year interest expense and newsprint selling prices which increased solidly and reduced losses from the Company’s share of its investment in SP Newsprint Company by $8.2 million. Conversely, divisional profits were down 2.4% as the Broadcast Division struggled to replace political advertising revenues in the 2003 off-election year, leading to a 17% year-over-year decline in that Division’s segment operating profit.

Publishing

Operating profits increased $7.2 million, or 5.8%, in 2004 over the equivalent 2003 period due to a $22.4 million increase in revenues offset by a $15.3 million increase in operating expenses. Continuing a trend that began late in 2003, Classified advertising, particularly employment advertising, was the growth engine for the Division throughout the year, finishing ahead of 2003 by 8.5%. Preprint and Circulation revenues also contributed nicely although the latter category was more the result of rate increases than of volume growth. Offsetting these increases was sluggish performance in National and Retail advertising where improved consumer confidence did not materialize as anticipated causing advertisers to remain cautious with the their spending. The graph that follows shows the strength of Classified and Preprints and the challenges experienced in National and Retail over the past three years.

The increase in operating expenses reflects the rising newsprint prices shown in the earlier graph, higher compensation and benefits costs, as well as increases in other departmental expenses, particularly in Tampa, related to its circulation growth plan initiatives, ongoing maintenance of facilities, and higher relocation and training costs. Newsprint costs (up $5.8 million) were the single largest factor in the expense increase as the average cost of a ton of newsprint consumed by the Publishing division rose $40 to $469 per ton. A 2.1% rise in salaries and benefits expense reflects merit increases and higher retirement plan costs offset by open positions across the division.

Operating profit in 2003 for the Publishing Division decreased a modest $1.9 million from 2002. After adjusting for the $900 thousand improvement in the Company’s share of The Denver Post’s results (from a loss of $200 thousand in 2002 to income of $700 thousand in 2003), operating profit of the Division’s wholly owned operations was down $2.8 million. Revenues increased by 2.9%, or $15.5 million, however operating expenses rose by $18.3 million. Despite the challenging advertising climate in early 2003, all advertising revenue categories showed improvement over 2002 with the exception of Retail, which has struggled over the past few years as some advertisers have migrated toward preprints. This shift toward preprints has been felt industry wide as some advertisers view preprint ads as another effective means of reaching their target customers. National advertising increased in 2003 as a result of strong telecommunication advertising activity. Classified recovered nicely, particularly in the latter part of 2003, as it rebounded from the prior year’s weak advertising environment on the strength of real estate advertising and fourth-quarter growth in employment advertising.

Publishing Division operating expenses in 2003 increased $18.3 million from 2002. The majority of this increase was attributable to a combination of higher employee compensation and benefits costs and increased newsprint expense. Employee compensation and benefit costs were up 4.3% from 2002 due to annual salary increases and higher health care and retirement plan expenses. Newsprint expense was up $5.1 million over 2002 as prices continued the gradual ascent which had begun in August of 2002. A $28 per short ton rise in average price generated $3.7 million of this increase; the remaining $1.4 million was attributable to additional consumption resulting from expanded advertising linage, circulation increases and war coverage in early 2003.

As mentioned above, the Company’s share of results from The Denver Post Corporation improved $900 thousand to income of $700 thousand in 2003. The increased year-over-year results were attributable to improved operating revenues (driven by increases in National advertising, Preprints and Circulation revenues) combined with the absence of certain prior-year expenses associated with the formation of a Joint Operating Agreement with the Denver Rocky Mountain News.

Broadcast

Broadcast operating profits in 2004 surged 39% to $92.5 million due primarily to a record level of Political revenues. In total, Broadcast Division revenues increased $37.4 million, or 13%, in this even-numbered year as both Local and National advertising showed year-over-year increases led by the automotive, services, and telecommunications categories. Early in the year, Super Bowl advertising was strong, as was the advertising related to the Summer Olympics. Political advertising, which totaled $37.7 million, exceeded expectations throughout the year and reached its zenith in October. Spending related to the presidential campaign, Senate races across the Southeast, and issue-oriented advertising all contributed. The following graph shows Political advertising as a percentage of total time sales and very clearly demonstrates how Political advertising contributes to the cyclicality discussed earlier.

Operating expenses in the Broadcast Division increased 5.3% during the year, more than half of which related to compensation and benefits costs due to higher commissions and higher retirement plan costs. Additionally, fees for programming and for market-rating services also rose. Investments made by the Division over the past several years in news and other programs are paying dividends. At the close of 2004, 20 of the Company’s stations (including satellites) were ranked #1 or #2 in their markets. It is this strength of market position that makes the Company’s stations attractive outlets to the candidates for their political advertising.

In 2003 Broadcast operating profit dropped $13.4 million from 2002 as the Division faced several challenges in its efforts to achieve revenue growth. First, 2003 was an odd-numbered year, which meant that it was both a slow Political advertising year and that there was no Olympics-related advertising. The Division experienced a $24.9 million decline in Political ad revenues in this off-election year as Political time sales decreased to just over $7 million.

Second, a turbulent geopolitical environment led to cancellations and delays in advertising spending, particularly early in the year during the initial phase of the war in Iraq. Despite these obstacles, Local advertising surpassed the prior year by more than $10 million (6.2%) on strength in the automotive and furniture categories; the Division pursued its aggressive new business development strategies which included targeting new advertisers and offering client incentives. Led by the automotive category, National advertising demonstrated moderate growth of $1.4 million (1.4%) as advertiser apprehensions subsided and the economy began to stabilize.

The nominal increase in the Broadcast Division’s operating expenses of $700 thousand in 2003 was primarily the result of higher sales-related expenses associated with revenue enhancement programs in an effort to replace the expected decrease in Political advertising. Additionally, compensation and benefit costs rose 1.6% due solely to higher expenses related to health care and retirement plan increases. The cumulative increase in these expenses more than offset an 8.3% decrease in programming costs that resulted from reduced license fees, lower renewal fees for certain programs and several schedule changes. The Division was quite successful in its cost-containment endeavors as operating expenses only rose 0.3% over 2002; the majority of that increase was related to advertiser incentives, market research costs and sales development costs as which were part of a concerted effort to stimulate new advertising revenues.

Interactive Media

Excluding a gain recorded in 2003 related to the sale of an investment, the Interactive Media Division’s 2004 operating loss of $6.3 million represented a 9.6% improvement from the prior year. Revenues grew by 44% (to $13.9 million) with nearly three-quarters of that amount coming from Classified advertising as upsell arrangements continued to thrive. Under these arrangements, customers pay an additional fee to have their classified advertisements placed online simultaneously with their publication in the Company’s newspapers. As noted previously, in early 2003 the Company sold its investment in Hoover’s, Inc., for $16.8 million, producing a pre-tax gain of $5.7 million ($3.7 million net of income taxes). The graph that follows shows the 50% growth in Classified advertising over each of the past two years as well as strong growth in other online revenues.

In addition to the Hoover’s sale mentioned above, comparability of the 2003 results to 2002 in IMD was disrupted by another factor. The Company experienced losses and write-offs from its share of certain equity and cost investments in various start-up ventures of $5.2 million in 2002. Absent the above-mentioned items, Interactive Media operating losses increased $300 thousand in 2003 compared to 2002. A $3.6 million increase in revenues was driven by a nearly 50% year-over-year rise in Classified due largely to upsells. Other online revenues associated with the Division’s wholly owned websites and portals showed strong growth as well.

Beginning with the 2001 formation of the Interactive Media Division, the Company anticipated increased losses for several years as innovative products were developed and acquired, new advertiser relationships were built, and the infrastructure to support the Division was formed. The Division remains focused on this development but progress is being made. By the end of 2004, the Company’s two largest online enterprises, TBO.com and TimesDispatch.com, were consistently profitable and the Division’s other enterprises were making progress. Based on the continuation of strong revenue growth and the maturation of its infrastructure, the Company currently expects the Division to become cash flow positive during the latter half of 2006.

Interest expense

In 2004 interest expense decreased $3.3 million to $31 million due primarily to a $42 million reduction in average debt outstanding augmented by an approximate 20 basis point reduction in average rate. In 2003 interest expense decreased $13.5 million due in large part to a decrease in the effective interest rate of approximately 140 basis points. Also fueling the reduction, average debt outstanding decreased $63 million for the year despite a $95.3 million addition to debt in 2003’s third quarter as a result of the adoption of FIN 46, which is discussed more fully in Note 1.

During the first quarter of 2003, all four of the Company’s interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million became effective. Two of these swaps matured in the first quarter of 2004; the remaining two swaps will do the same in the first quarter of 2005. These swaps are part of an overall interest-rate risk management strategy designed to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These instruments are not intended to be traded for profit or loss. They are cash flow hedges that effectively convert the covered portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.6% at December 26, 2004. If short-term interest rates were to be higher or lower by one percentage point throughout 2005 with the interest rate swaps terminating as described above, and assuming that the Company’s long-term debt remained unchanged from year end, the Company’s interest expense and income before taxes would change by approximately $3 million.

Income taxes

The Company’s effective tax rate on income from continuing operations was approximately 37%, 37% and 39% in 2004, 2003 and 2002. The decline in 2003’s rate was attributable to a decrease in the proportion of certain nondeductible benefit plan expenses, as well as to higher utilization of certain fuel tax credits.

LIQUIDITY

The Company expects that net cash flows from operations over the next 12 months will provide it with sufficient resources to manage working capital needs, pay dividends, and finance a higher level of capital expenditures; it will look to the unused portion of its credit facilities (described more fully below), if necessary, to fund new growth opportunities. The higher level of capital expenditures in 2005 will include final transitioning to full-power digital signals at the Company’s television stations as well as press projects at the Company’s Publishing operations in Bristol, Opelika-Auburn, and Lynchburg.

The Company has typically generated strong net cash provided by operations (ranging from $125 million to $173 million per year over the last 5 years). Additionally, the Company has historically generated cash from the sale of those operations and investments that were not central to its mission. The Company’s philosophy is to use excess cash flow, whether from operations or from sales proceeds, to repay debt, which has the effect of strengthening the balance sheet. A stronger balance sheet enhances the Company’s ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to act on attractive acquisition opportunities.

The following table illustrates this philosophy by highlighting the major cash flows of the Company over the past three years:

(In millions)	2004	2003	2002
Major cash flows
Net cash provided by operations	$171.3	$151.6	$163.9
Proceeds from dispositions	—	29.3	—

Capital expenditures	(37.8)	(31.8)	(37.9)
Dividend payments	(19.0)	(17.8)	(16.7)
Pension plan contribution	(35.0)	(21.0)	—
Other	14.5	1.1	25.9

Cash available	94.0	111.4	135.2
Acquisitions	—	(0.4)	(1.1)

Repayment of debt	$94.0	$111.0	$134.1

Subsequent to the end of 2004, the majority owner of the Denver Post Corporation exercised its option to buy the Company’s 20% ownership position. Under the terms of the option, which are described more fully in Note 4, the transaction would close in the second quarter of 2005 following an appraisal process to determine the fair market value of the stock. The Company anticipates receiving significant cash proceeds and recording a material gain upon completion of the sale.

The table that follows shows long-term debt and other specified obligations of the Company:

(In millions)

Contractual obligations	Payments Due By Periods
	Total	2005	2006 2007	2008 2009	2010 and beyond
Long-term debt:
Revolving credit facility	$225.0	$—	$225.0	$—	$—
Universal shelf registration	200.0	—	200.0	—	—
Borrowings of VIEs	95.3	—	95.3	—	—
Other	13.0	13.0	—	—	—
Operating leases[1]	19.7	4.6	6.2	2.7	6.2
Broadcast film rights[2]	94.9	15.1	30.4	32.5	16.9
Estimated benefit payments from Company assets[3]	43.8	4.5	8.2	8.6	22.5
Purchase obligations[4]	138.6	107.5	14.2	9.3	7.6

Total specified obligations	$830.3	$144.7	$579.3	$53.1	$53.2

[1]	Minimum rental commitments under noncancelable lease terms in excess of one year.
[2]	Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.
[3]	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2013.
[4]	Includes: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, 3) significant non-ordinary course contract-based obligations.

The Company has in place a $1 billion revolving credit facility and a universal shelf registration which allows for the issuance of public debt or equity totaling $1.2 billion combined (together the “Facilities”). As shown above, at the end of 2004 there were borrowings of $225 million outstanding under the revolving credit facility and $200 million in senior notes outstanding under the universal shelf. The Facilities carry cross-default provisions between the revolving credit and the senior notes and are guaranteed by the Company’s subsidiaries. The revolving credit facility has covenants stipulating certain maximum or minimum levels of interest coverage and leverage. These covenants, which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity under the Facilities. A significant drop in the Company’s EBITDA or a large increase in the Company’s debt level (without a commensurate increase in EBITDA) could make it challenging to meet the leverage ratio. The Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward. In order to take advantage of a favorable bank-credit-market environment, the Company expects to replace its current revolving credit facility late in the first quarter of 2005 with a similar facility that would not mature until 2010.

The Company’s retirement plan, like many such plans, is in an underfunded position due to a combination of low investment returns in the early part of this century and lower discount rates. As a result, although not required to do so, the Company made a $35 million contribution to its retirement plan trust in early 2004 and a $21 million contribution in 2003 with the expectation of reducing the ultimate amount that it would need to contribute. The Company does not expect to make additional contributions in the near term, but whether it does or does not will depend directly upon future changes in market values, rates of return, discount rates, and plan benefits and design, among other factors. The Company believes that its contributions were the appropriate steps to take for the long-term benefit of the retirement plan, the Company, and its employees.

OUTLOOK FOR 2005

Due to the strength of 2004 and the fact that 2005 is an odd-numbered year, the Company will be challenged to replace certain significant sources of revenue, most notably in the Broadcast Division. Unlike 2004, the Company will not have revenues from Super Bowl advertising nor from Olympics advertising, and it faces the daunting task of replacing nearly $38 million of Political revenues. The Broadcast Division has developed plans to replace most of this revenue, but a shortfall still can be expected. In the Publishing and Interactive Media Divisions, the picture is brighter. Publishing expects to continue the advertising revenue growth levels of the 4th quarter of 2004 as Classified maintains its strong position and Retail and National show year-over-year growth; higher newsprint prices are anticipated and will offset some of these advances. The Interactive Media Division expects strong revenue growth and should continue its progress to profitability. Higher newsprint prices will favorably impact the Company’s share of SP Newsprint’s results. The Company plans to increase long-term shareholder value through continued strategic capital investments at its current operations while looking for expanded opportunities across the Southeast.

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

Some significant factors that could affect actual results include: changes in advertising demand, changes in circulation levels, the availability and pricing of newsprint, changes in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax laws, and the effects of new credit facilities, acquisitions, investments and dispositions on the Company’s results of operations and its financial condition.

Report of Management on Media General, Inc.’s

Internal Control over Financial Reporting

Management of Media General, Inc., (the Company) has assessed the Company’s internal control over financial reporting as of December 26, 2004, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 26, 2004, the Company’s system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is comprised of policies, procedures and reports designed to provide reasonable assurance, to the Company’s management and board of directors, that the financial reporting and the preparation of financial statements for external purposes has been handled in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (1) govern records to accurately and fairly reflect the transactions and dispositions of assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable safeguards against or timely detection of material unauthorized acquisition, use or disposition of the Company’s assets.

Internal controls over financial reporting may not prevent or detect all misstatements. Additionally, projections as to the effectiveness of controls to future periods are subject to the risk that controls may not continue to operate at their current effectiveness levels due to changes in personnel or in the Company’s operating environment.

Ernst & Young LLP, the Independent Registered Public Accounting Firm that audited the Company’s consolidated financial statements, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting which is included elsewhere in this annual report.

January 26, 2005

/s/ J. Stewart Bryan III	/s/ Marshall N. Morton	/s/ O. Reid Ashe Jr.
J. Stewart Bryan III	Marshall N. Morton	O. Reid Ashe Jr.
Chairman and	Vice Chairman and	President and
Chief Executive Officer	Chief Financial Officer	Chief Operating Officer

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Media General, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on Media General, Inc.’s Internal Control over Financial Reporting, that Media General, Inc. maintained effective internal control over financial reporting as of December 26, 2004, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Media General, Inc. maintained effective internal control over financial reporting as of December 26, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 26, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 26, 2004, and December 28, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 26, 2004, and our report dated January 26, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

January 26, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 26, 2004, and December 28, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 26, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 26, 2004, and December 28, 2003, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 26, 2004, in conformity with U.S. generally accepted accounting principles.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Media General, Inc.’s internal control over financial reporting as of December 26, 2004, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 26, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

January 26, 2005

Media General, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 26, 2004	December 28, 2003	December 29, 2002
Revenues	$900,420	$837,423	$831,582

Operating costs:
Production	375,752	356,694	345,647
Selling, general and administrative	309,300	292,986	272,430
Depreciation and amortization	66,036	65,467	65,401

Total operating costs	751,088	715,147	683,478

Operating income	149,332	122,276	148,104

Other income (expense):
Interest expense	(31,082)	(34,424)	(47,874)
Investment income (loss) - unconsolidated affiliates	1,551	(4,672)	(14,129)
Other, net	7,477	10,666	(115)

Total other income (expense)	(22,054)	(28,430)	(62,118)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	127,278	93,846	85,986
Income taxes	47,093	34,800	33,944

Income from continuing operations before cumulative effect of change in accounting principle	80,185	59,046	52,042
Discontinued operations:
Income from discontinued operations (net of income taxes of $551 in 2003 and $787 in 2002)	—	964	1,377
Gain on sale of operations (net of income taxes of $3,860 in 2003)	—	6,754	—
Cumulative effect of change in accounting principle (net of income tax benefit of $3,420 in 2003 and $12,188 in 2002)	—	(8,079)	(126,336)

Net income (loss)	$80,185	$58,685	$(72,917)

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$3.43	$2.56	$2.27
Income from discontinued operations	—	0.33	0.06
Cumulative effect of change in accounting principle	—	(0.35)	(5.51)

Net income (loss)	$3.43	$2.54	$(3.18)

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$3.38	$2.52	$2.24
Income from discontinued operations	—	0.33	0.06
Cumulative effect of change in accounting principle	—	(0.35)	(5.44)

Net income (loss)	$3.38	$2.50	$(3.14)

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

ASSETS

	December 26, 2004	December 28, 2003
Current assets:
Cash and cash equivalents	$9,823	$10,575
Accounts receivable (less allowance for doubtful accounts 2004 - $5,994; 2003 - $7,011)	117,177	113,226
Inventories	8,021	6,171
Other	35,826	32,649

Total current assets	170,847	162,621

Investments in unconsolidated affiliates	93,277	89,994

Other assets	59,676	60,277

Property, plant and equipment, at cost:
Land	31,248	32,877
Buildings	269,341	269,842
Machinery and equipment	518,606	503,985
Construction in progress	13,280	10,669
Accumulated depreciation	(410,176)	(383,285)

Net property, plant and equipment	422,299	434,088

Excess of cost over fair value of net identifiable assets of acquired businesses	832,004	832,004

FCC licenses and other intangibles	790,709	807,771

Total assets	$2,368,812	$2,386,755

Notes to Consolidated Financial Statements begin on page 34.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 26, 2004	December 28, 2003
Current liabilities:
Accounts payable	$27,000	$22,210
Accrued expenses and other liabilities	92,163	83,424
Income taxes payable	7,708	8,769

Total current liabilities	126,871	114,403

Long-term debt	437,960	531,969

Borrowings of consolidated variable interest entities	95,320	95,320

Deferred income taxes	390,132	362,769

Other liabilities and deferred credits	134,760	174,833

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock ($5 cumulative convertible), par value $5 per share: authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:
Class A, authorized 75,000,000 shares; issued 23,230,109 and 22,989,506 shares	116,150	114,947
Class B, authorized 600,000 shares; issued 555,992 shares	2,780	2,780
Additional paid-in capital	46,067	34,595
Accumulated other comprehensive income (loss):
Unrealized gain on equity securities	2,222	3,498
Unrealized loss on derivative contracts	(5,971)	(9,757)
Minimum pension liability	(46,903)	(44,725)
Unearned compensation	(9,408)	(11,670)
Retained earnings	1,078,832	1,017,793

Total stockholders’ equity	1,183,769	1,107,461

Total liabilities and stockholders’ equity	$2,368,812	$2,386,755

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Retained Earnings	Total
		Class A	Class B
Balance at December 30, 2001	22,420,065	$112,100	$2,783	$10,006	$(21,013)	$(6,780)	$1,066,572	$1,163,668
Net loss		—	—	—	—	—	(72,917)	(72,917)
Unrealized gain on equity securities (net of deferred taxes of $3,168)		—	—	—	5,560	—	—	5,560
Unrealized gain on derivative contracts (net of deferred taxes of $2,552)		—	—	—	4,598	—	—	4,598
Minimum pension liability (net of deferred tax benefit of $20,500)		—	—	—	(35,924)	—	—	(35,924)

Comprehensive loss								(98,683)
Cash dividends to shareholders ($0.72 per share)		—	—	—	—	—	(16,662)	(16,662)
Exercise of stock options	250,694	1,253	—	6,920	—	—	—	8,173
Stock issuances	3,619	18	—	180	—	—	—	198
Income tax benefits relating to restricted shares and exercised options		—	—	2,418	—	—	—	2,418
Amortization of unearned compensation		—	—	—	—	1,274	—	1,274
Other	(21,912)	(109)	(3)	(1,020)	—	—	—	(1,132)

Balance at December 29, 2002	22,652,466	113,262	2,780	18,504	(46,779)	(5,506)	976,993	1,059,254

Net income		—	—	—	—	—	58,685	58,685
Unrealized gain on equity securities (net of deferred taxes of $2,009)		—	—	—	3,498	—	—	3,498
Reclassification of gains included in net income (net of deferred taxes of $2,139)		—	—	—	(3,607)	—	—	(3,607)
Unrealized gain on derivative contracts (net of deferred taxes of $2,659)		—	—	—	4,705	—	—	4,705
Minimum pension liability (net of deferred tax benefit of $4,765)		—	—	—	(8,801)	—	—	(8,801)

Comprehensive income								54,480
Cash dividends to shareholders ($0.76 per share)		—	—	—	—	—	(17,800)	(17,800)
Exercise of stock options	173,144	866	—	6,213	—	—	—	7,079
Stock issuances	157,488	787	—	8,031	—	(8,645)	—	173
Income tax benefits relating to restricted shares and exercised options		—	—	1,507	—	—	—	1,507
Amortization and forfeitures of unearned compensation	(3,900)	(20)	—	(199)	—	2,481	—	2,262
Other	10,308	52	—	539	—	—	(85)	506

Balance at December 28, 2003	22,989,506	114,947	2,780	34,595	(50,984)	(11,670)	1,017,793	1,107,461

Net income		—	—	—	—	—	80,185	80,185
Unrealized loss on equity securities (net of deferred tax benefit of $742)		—	—	—	(1,276)	—	—	(1,276)
Unrealized gain on derivative contracts (net of deferred taxes of $2,147)		—	—	—	3,786	—	—	3,786
Minimum pension liability (net of deferred tax benefit of $1,248)		—	—	—	(2,178)	—	—	(2,178)

Comprehensive income								80,517
Cash dividends to shareholders ($0.80 per share)		—	—	—	—	—	(18,955)	(18,955)
Exercise of stock options	228,868	1,144	—	8,711	—	—	—	9,855
Stock issuances	3,735	19	—	210	—	—	—	229
Income tax benefits relating to restricted shares and exercised options		—	—	2,036	—	—	—	2,036
Amortization of unearned compensation		—	—	—	—	2,262	—	2,262
Other	8,000	40	—	515	—	—	(191)	364

Balance at December 26, 2004	23,230,109	$116,150	$2,780	$46,067	$(50,652)	$(9,408)	$1,078,832	$1,183,769

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	December 26, 2004	December 28, 2003	December 29, 2002
Cash flows from operating activities:
Net income (loss)	$80,185	$58,685	$(72,917)
Adjustments to reconcile net income (loss):
Cumulative effect of change in accounting principle	—	8,079	126,336
Depreciation	43,543	46,504	46,693
Amortization	22,493	19,021	18,802
Deferred income taxes	28,376	22,594	18,078
Provision for doubtful accounts	4,365	4,558	3,902
Investment (income) loss - unconsolidated affiliates	(1,551)	4,672	14,129
Distribution from unconsolidated affiliate	—	—	4,100
Write-down of investments	—	—	4,793
Gain on settlement	(6,109)	—	—
Net gain on discontinued operations	—	(6,754)	—
Gain on sale of investment	—	(5,746)	—

Net cash provided by operations	171,302	151,613	163,916
Change in assets and liabilities:
Retirement plan contributions	(35,014)	(21,000)	—
Accounts payable, accrued expenses and other liabilities	4,437	1,477	10,434
Reduction in advance from unconsolidated newsprint affiliate	—	(6,667)	—
Other, net	(2,337)	1,340	2,891

Net cash provided by operating activities	138,388	126,763	177,241

Cash flows from investing activities:
Capital expenditures	(37,835)	(31,774)	(37,903)
Purchase of businesses	—	(375)	(1,124)
Proceeds from sales of investment and discontinued operations	—	29,286	—
Contribution to unconsolidated newsprint affiliate	—	(2,000)	—
Other investments	(2,204)	(2,973)	(1,633)
Other, net	1,440	520	5,547

Net cash used by investing activities	(38,599)	(7,316)	(35,113)

Cash flows from financing activities:
Increase in debt	313,500	286,000	251,000
Repayment of debt	(407,509)	(396,968)	(385,091)
Cash dividends paid	(18,955)	(17,800)	(16,662)
Proceeds from stock options exercised	9,855	7,079	8,173
Other, net	2,568	1,538	2,594

Net cash used by financing activities	(100,541)	(120,151)	(139,986)

Net (decrease) increase in cash and cash equivalents	(752)	(704)	2,142
Cash and cash equivalents at beginning of year	10,575	11,279	9,137

Cash and cash equivalents at end of year	$9,823	$10,575	$11,279

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company’s fiscal year ends on the last Sunday in December.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc. is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in other companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

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

Revenue recognition

The Company’s principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from other online activities. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide rebates or discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated rebates and discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires the Company to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volume realized. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned.

Cash and cash equivalents

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

Self-Insurance

The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs, as well as automobile and general liability claims. The Company’s responsibility for workers’ compensation and auto and general liability claims are capped at a certain dollar level (generally $150 thousand to $250 thousand, depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

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

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. With the adoption of SFAS No. 142 in 2002, amortization of indefinite-lived intangibles ceased, but finite-lived intangibles continued to be amortized by the straight-line method over periods ranging from 1 to 12 years; in December 2003 network affiliation intangible assets were determined to have a finite life of 40 years and amortization was initiated. A reevaluation of network affiliation intangible asset lives resulted in this asset being amortized over 25 years beginning with the fourth quarter of 2004. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

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

Stock-based compensation

The Company’s three stock-based employee compensation plans, which are described more fully in Note 8, are accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002, respectively: risk-free interest rates of 3.84%, 3.71%, and 4.91%; dividend yields of 1.36%, 1.38% and 1.33%; volatility factors of .48, .40 and .48; and an expected life of 8 years.

	Years Ended
(In thousands, except per share amounts)	2004	2003	2002
Net income (loss), as reported	$80,185	$58,685	$(72,917)
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,590)	(4,450)	(4,458)

Pro forma net income (loss)	$75,595	$54,235	$(77,375)

Earnings (loss) per share:
Basic—as reported	$3.43	$2.54	$(3.18)

Basic—pro forma	$3.24	$2.35	$(3.37)

Diluted—as reported	$3.38	$2.50	$(3.14)

Diluted—pro forma	$3.18	$2.31	$(3.33)

New accounting pronouncements

In December 2004, the Financial Accounting Strandards Board (FASB) issued Statement 123(R), Share-Based Payment, which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and requires instead that such transactions be accounted for using a fair-value-based method to recognize compensation expense. This statement will be effective for public companies for interim or annual periods beginning after June 15, 2005 (earlier adoption is permitted). The Company plans to adopt the statement as of the beginning of the third quarter in 2005 but has not yet determined which transition methodology it will utilize. The Company also continues to evaluate option-pricing models to value share-based transactions initiated after the date of adoption of Statement 123(R).

In September 2004 the Securities and Exchange Commission announced, under EITF Topic No. D-108, that the residual method (until now, a method in common use in the broadcast industry) will no longer be accepted as an appropriate method to value acquired assets other than goodwill. Effective no later than the beginning of the first fiscal year after December 15, 2004, registrants will be required to use a direct valuation method for impairment testing on all identifiable intangible assets, including those previously valued using the residual method. Any excess carrying value over the fair value calculated using a direct method would be reported as a cumulative effect of a change in accounting principle. The Company’s FCC licenses were originally valued using a residual method. The Company is evaluating the impact of this announcement but does expect that using a direct method will result in a material change to the carrying value of intangible assets related to its FCC licenses.

In the second quarter of 2004, the Company adopted (retroactive to the beginning of the year) FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. See Note 9 for a complete discussion of the effects of the Act.

In January 2003 the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities. In general, the Interpretation requires that the assets, liabilities, and activities of a Variable Interest Entity (VIE) be consolidated into the financial statements of the enterprise that has the controlling financial interest. The Company adopted the Interpretation as of the beginning of the third quarter in 2003 and began consolidating certain VIEs which own real property leased to the Company. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. Upon adoption of FIN 46, the Company added the assets (primarily buildings) and the liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). Additionally, beginning with the third quarter of 2003, the Company began recognizing non-cash expense for depreciation and amortization, and reporting as interest expense certain amounts which had previously been reported as rent expense. The Company’s cash flow was not affected by the adoption of this Interpretation. If the Company had consolidated the VIEs for all periods presented, pretax income would have been lower by $3 million and $1.6 million, in 2002, and the first half (prior to adoption) of 2003, respectively, due to the aforementioned non-cash expense. At December 26, 2004, the Company had assets of approximately $80 million related to VIEs (and pledged as collateral for the VIEs’ debt) included on its Consolidated Balance Sheet.

The FASB issued two proposed statements in December 2003, which are expected to be finalized in early 2005. The first proposed statement, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3, would require retrospective application (rather than cumulative effect treatment) for changes in accounting principles unless it is impracticable to determine the cumulative impact of period-specific effects of the accounting change. A change would be applied to the earliest period for which it is practicable and a corresponding adjustment to retained earnings would be made. If it would be impracticable to determine the cumulative effect, an accounting change would be applied prospectively from the earliest date practicable. This final standard would be effective for accounting changes made in periods beginning after December 15, 2005. The second proposed statement, Earnings Per Share – an Amendment of FASB Statement No. 128, would amend FAS No. 128 in several ways, most notably the number of incremental shares included in the denominator in year-to-date diluted earnings per share calculations would be computed by using the weighted average market price of common shares for the year-to-date period rather than by using the weighted average of incremental shares for each quarterly period during the year. This final standard will be effective for periods beginning after December 15, 2004. The Company does not expect that this proposed statement will have a significant impact on its calculated earnings per share.

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

In December 2003, the Securities and Exchange Commission indicated that network affiliation intangibles should not have indefinite lives. At that time, in accordance with SFAS No. 142, the Company performed an impairment test of its network affiliations (no impairment was indicated), assigned a 40-year life based on its good relationships with its networks and its long history of renewing these agreements, and initiated amortization. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of these assets and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur.

The Consolidated Statements of Operations include recorded amortization expense for finite-lived intangibles of $17.1 million, $12.3 million and $11.9 million in 2004, 2003 and 2002, respectively. Currently, intangibles amortization expense, including network affiliations, is projected to be approximately $18.8 million in 2005 and 2006, decreasing to approximately $18.3 million in 2007, $16.8 million in 2008 and $12.6 million in 2009. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 26, 2004, and December 28, 2003:

	As of December 26, 2004		As of December 28, 2003
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):
Broadcast	$279,201	$58,309	$279,201	$44,694
Publishing	34,281	23,500	34,281	20,482
Interactive Media	2,112	1,180	2,112	751

Total	$315,594	$82,989	$315,594	$65,927

Indefinite-lived intangible assets:
Goodwill:
Broadcast	$195,173		$195,173
Publishing	636,831		636,831

Total goodwill	832,004		832,004
FCC licenses	558,021		558,021
Trademarks	83		83

Total	$1,390,108		$1,390,108

Note 3: Dispositions and Discontinued Operations

In October 2003, the Company sold Media General Financial Services, Inc. (MGFS), a component of its Interactive Media Division, to CenterPoint Data, Inc. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million). The following results of MGFS have been presented as income from discontinued operations in the accompanying consolidated statements of operations:

	Fiscal Years Ended
(In thousands)	December 28, 2003	December 29, 2002

Revenues	$3,854	$5,218
Costs and expenses	2,339	3,054

Income before income taxes	1,515	2,164
Income taxes	551	787

Income from discontinued operations	$964	$1,377

Note 4: Investments

The Company’s equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, a 20% interest in the Denver Post Corporation (Denver), which the Company recognizes on a one-month lag, and an approximate 18% interest in a limited partnership investment company, which the Company recognizes on a three-month lag. Additionally, the Company has a small interest in a national online database of classified advertising and e-commerce; equity losses recorded by the Company during 2002 reduced the value of the latter investment to zero. Summarized financial information for the Company’s investment in these unconsolidated affiliates is presented in the following chart:

(In thousands)	2004	2003
Current assets	$115,804	$104,667
Noncurrent assets	541,726	595,770
Current liabilities	72,478	103,681
Noncurrent liabilities	277,998	296,756

(In thousands)	2004	2003	2002
Net sales	$562,963	$476,997	$435,352
Gross profit (loss)	26,636	10,196	(16,459)
Net income (loss)	7,264	(13,971)	(47,481)
Company’s equity in net income (loss)	1,551	(4,672)	(14,129)

The Company is committed to purchase approximately 40 thousand tons of newsprint annually from SPNC. In 2004, the Company purchased approximately 58 thousand tons of newsprint from SPNC at market prices, which totaled $27 million and approximated 42% of the Company’s newsprint needs; in 2003 and 2002, the Company purchased approximately 55 thousand and 50 thousand tons, respectively, of newsprint from SPNC which approximated 39% and 38% of the Company’s newsprint needs and totaled approximately $23 million and $20 million in those years. The Company has agreed to contribute additional equity (up to $4.7 million) if SPNC’s liquidity, as defined, were to fall below a minimum threshold. This agreement terminates on December 31, 2005. During 2003, the Company returned an advance of $6.7 million to SPNC and made a $2 million pro-rata capital contribution. Summarized financial information for the Company’s investment in SPNC, accounted for by the equity method, is presented in the following chart. These results for SPNC were influenced by newsprint selling prices, which rose throughout 2003 and 2004.

SP Newsprint Company:

(In thousands)	2004	2003
Current assets	$103,671	$93,531
Noncurrent assets	449,577	484,926
Current liabilities	67,672	99,906
Noncurrent liabilities	244,804	239,823

(In thousands)	2004	2003	2002
Net sales	$555,058	$469,151	$421,158
Gross profit (loss)	44,986	27,416	(4,622)
Net income (loss)	3,010	(16,142)	(40,560)
Company’s equity in net income (loss)	1,003	(5,381)	(13,544)

Denver is the parent company of The Denver Post, a Colorado daily newspaper. The majority owner of Denver has an option to purchase the Company’s 20% interest prior to July of 2005. The price would be determined based on mutually agreed terms or independent appraisals of Denver’s fair value.

Retained earnings of the Company at December 26, 2004, included $29.7 million related to undistributed earnings of unconsolidated affiliates.

The Company accounts for its other investments under the cost method. During 2003, the Company made an investment of $4 million in NTN Communications, Inc., a publicly traded company to whom the Company has licensed proprietary game content for five years. It made an additional investment of $2 million in 2004. Additionally, in 2003 the Company sold its shares of Hoover’s Inc. (a provider of business information) for $16.8 million and reported a pretax gain of $5.7 million ($3.7 million net of income taxes), which is included in the line item Other, net (after being specifically identified and reclassified from Other Comprehensive Income). Proceeds from the sale were used to repay debt. Additionally, the Company has made various investments in dot.com companies. The performance of these investments has mirrored the wider economic situation related to the dot.com industry and several write-downs and write-offs have ensued as a result. In 2002, investments in two companies approximating $4.8 million were written-off due to permanent impairment. The first company, which invests in emerging enterprises, recorded impairment losses in its portfolio. The second company developed additional uses for the digital broadcast spectrum but was unable to produce a commercially viable product; this company is currently in bankruptcy.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 26, 2004, and December 28, 2003, was as follows:

(In thousands)	2004	2003
Revolving credit facility	$225,000	$325,000
6.95% senior notes due in 2006, net of discount	199,960	199,937
Borrowings of consolidated variable interest entities	95,320	95,320
Bank lines	13,000	7,000
Capitalized leases	—	32

Long-term debt	$533,280	$627,289

In June 2001 the Company entered into a five-year revolving credit facility committing a syndicate of banks to lend the Company up to $1 billion. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.75% to 1.50% (.85% at December 26, 2004), determined by the Company’s leverage ratio, as defined. Under this facility, the Company pays fees (0.15% at December 26, 2004) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

The Company also has a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion under which it has issued $200 million of senior notes due September 1, 2006. These senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. Additionally, these notes are currently guaranteed by the Company’s subsidiaries.

As of December 26, 2004, the Company was in compliance with all covenants. The Company’s projections indicate that the covenants will continue to be met throughout 2005.

At December 26, 2004, the Company had borrowings of $13 million from bank lines due within one year classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 3.4% at December 26, 2004. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) and has recorded interest on this debt based on current commercial paper rates. See Note 1 for a further discussion of VIEs.

Long-term debt maturities during the five years subsequent to December 26, 2004, aggregating $533.3 million, are as follows: 2005 – $13 million; 2006 – $425 million; 2007 – $95.3 million.

Toward the end of the first quarter of 2003, four of the Company’s interest rate swaps with notional amounts totaling $275 million matured; concurrently, four swaps with notional amounts totaling $200 million became effective. Toward the end of the first quarter of 2004, two of these swaps with notional amounts totaling $100 million matured, leaving two remaining swaps with notional amounts of $50 million each which will mature in the first quarter of 2005. These swaps are cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt with a weighted average interest rate approximating 4.6% at December 26, 2004. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company’s revolving credit agreement. In connection with these interest rate swap agreements, the Company recorded in Other Comprehensive Income after-tax gains of $1.8 million in 2004 and $2.8 million in 2003. There was no impact on net income due to ineffectiveness. The Company’s exposure to credit loss on its interest rate swap agreements in the event of non-performance by the counterparties is believed to be remote due to the Company’s requirement that the counterparties have a strong credit rating.

The table below includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 26, 2004 and December 28, 2003:

	2004		2003
(In thousands)	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Investments	$9,723	$9,723	$11,662	$11,662
Liabilities:
Long-term debt:
Revolving credit facility	225,000	225,000	325,000	325,000
6.95% senior notes	199,960	208,853	199,937	218,815
Borrowings of consolidated variable interest entities	95,320	95,320	95,320	95,320
Bank lines	13,000	13,000	7,000	7,000
Interest rate swap agreements	262	262	3,054	3,054

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

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and nearly 100 weekly newspapers and other publications, and the Company’s 20% interest in Denver. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment consists of all of the Company’s online enterprises and an online provider of games and puzzles.

Management measures segment performance based on operating cash flow (operating income plus depreciation and amortization) as well as profit or loss from operations before interest, income taxes, and acquisition related amortization. Amortization of intangibles is not allocated to individual segments although the intangible assets themselves are included in identifiable assets for each segment. Intercompany sales are accounted for as if the sales were at current market prices and are eliminated in the consolidated financial statements. The Company’s reportable segments, which are managed separately and contain operations that have been aggregated, based on similar economic characteristics, are strategic business enterprises that provide distinct products and services using diverse technology and production processes.

Information by segment is as follows:

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2004
Consolidated revenues	$566,487	$323,653	$13,920	$(3,640)	$900,420

Segment operating cash flow	$152,727	$111,363	$(4,688)		$259,402
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	743		(195)		548
Depreciation and amortization	(23,370)	(18,880)	(1,448)		(43,698)

Segment profit (loss)	$130,100	$92,483	$(6,331)		216,252

Unallocated amounts:
Interest expense					(31,082)
Investment income – SP Newsprint					1,003
Acquisition intangibles amortization					(17,062)
Corporate expense					(38,732)
Other					(3,101)

Consolidated income before income taxes					$127,278

Segment assets	$936,121	$1,188,446	$16,309		$2,140,876
Corporate					227,936

Consolidated assets					$2,368,812

Segment capital expenditures	$17,695	$17,033	$683		$35,411
Corporate					2,424

Consolidated capital expenditures					$37,835

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2003
Consolidated revenues	$544,059	$286,233	$9,663	$(2,532)	$837,423

Segment operating cash flow	$148,104	$87,760	$(5,644)		$230,220
Allocated amounts:
Equity in net income of unconsolidated affiliate	709				709
Gain on sale of Hoover’s			5,746		5,746
Depreciation and amortization	(25,896)	(20,988)	(1,360)		(48,244)

Segment profit (loss)	$122,917	$66,772	$(1,258)		188,431

Unallocated amounts:
Interest expense					(34,424)
Investment loss – SP Newsprint					(5,381)
Acquisition intangibles amortization					(12,272)
Corporate expense					(37,271)
Other					(5,237)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$93,846

Segment assets	$941,359	$1,201,747	$17,335		$2,160,441
Corporate					226,314

Consolidated assets					$2,386,755

Segment capital expenditures	$8,467	$19,544	$1,247		$29,258
Discontinued MGFS capital expenditures					10
Corporate					2,506

Consolidated capital expenditures					$31,774

2002
Consolidated revenues	$528,514	$298,930	$6,059	$(1,921)	$831,582

Segment operating cash flow	$152,019	$101,412	$(5,936)		$247,495
Allocated amounts:
Equity in net loss of unconsolidated affiliates	(172)		(413)		(585)
Write-off of investments			(4,793)		(4,793)
Depreciation and amortization	(27,000)	(21,285)	(801)		(49,086)

Segment profit (loss)	$124,847	$80,127	$(11,943)		193,031

Unallocated amounts:
Interest expense					(47,874)
Investment loss – SP Newsprint					(13,544)
Acquisition intangibles amortization					(11,933)
Corporate expense					(32,266)
Other					(1,428)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$85,986

Segment assets	$954,828	$1,216,521	$25,451		$2,196,800
Discontinued MGFS assets					1,005
Corporate					149,206

Consolidated assets					$2,347,011

Segment capital expenditures	$8,972	$23,593	$2,515		$35,080
Discontinued MGFS capital expenditures					2
Corporate					2,821

Consolidated capital expenditures					$37,903

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2004	2003	2002
Current:
Federal	$16,614	$11,403	$10,155
State	2,103	754	660

Total	18,717	12,157	10,815

Deferred:
Federal	26,520	21,384	21,695
State	1,856	1,259	1,434

Total	28,376	22,643	23,129

Income taxes	$47,093	$34,800	$33,944

Temporary differences, which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 26, 2004, and December 28, 2003, are as follows:

(In thousands)	2004	2003
Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$337,069	$324,479
Tax over book depreciation	97,010	92,973
Other	6,260	10,307

Total deferred tax liabilities	440,339	427,759

Deferred tax assets:
Employee benefits	(24,798)	(32,732)
Acquired net operating losses	(3,099)	(3,259)
Other comprehensive income items	(29,927)	(30,825)
Other	(3,923)	(7,699)

Total deferred tax assets	(61,747)	(74,515)

Deferred tax liabilities, net	378,592	353,244
Deferred tax assets included in other current assets	11,540	9,525

Deferred tax liabilities	$390,132	$362,769

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2004	2003	2002
Income taxes computed at federal statutory tax rate	$44,547	$32,846	$30,095
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	2,573	1,308	1,362
Other	(27)	646	2,487

Income taxes	$47,093	$34,800	$33,944

The Company paid income taxes of $14.6 million, $8.5 million and $4.3 million, respectively, net of refunds in 2004, 2003 and 2002.

The Company’s federal income tax returns have been examined by the Internal Revenue Service (IRS) or closed by statute of limitations through fiscal year 2000 and, with the exception of one issue relating to the Company’s Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative, which has been asserted on a national level against many large corporate taxpayers with COLI plans. The IRS is currently examining the Company’s tax returns for fiscal years 2002 and 2003. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company’s results of operations, financial position or cash flow.

During 2004, Congress passed the most sweeping corporate tax legislation since the Tax Reform Act of 1986, and on October 22, 2004, the President signed the American Jobs Creation Act of 2004 into law.

The new law contains over 250 provisions, many of which will impact the Company in some manner. However, the addition of the Qualified Production Activity Deduction (QPAD), which has the effect of reducing the corporate income tax rate for domestic manufacturers, will have the most significant impact on the Company’s income tax provision. The QPAD will be phased in over five years beginning with 2005. The statute underlying the QPAD is not well defined, and the Company is awaiting further guidance and regulation by the Treasury Department to fully evaluate the new law and determine its impact on the Company.

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

Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company’s stock price. Expense recognized in 2004, 2003 and 2002 under the plan was $.6 million, $.8 million and $1 million, respectively.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. At December 26, 2004, the following shares remain restricted under the terms of the plan: 150,400 shares granted in 2003, 114,900 shares granted in 2001, and 62,700 shares granted in 1999. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders’ equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2004, 2003 and 2002 was $2.3 million, $2.3 million and $1.3 million, respectively.

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

A summary of the Company’s stock option activity, and related information for the years ended December 26, 2004, December 28, 2003 and December 29, 2002, follows:

	2004		2003		2002
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding-beginning of year	1,302,952	$48.31	1,156,660	$44.99	1,094,619	$40.64
Granted	344,300	63.23	355,100	56.03	343,100	50.37
Exercised	(228,868)	43.06	(173,144)	40.89	(250,694)	32.60
Forfeited	(10,763)	58.03	(35,664)	53.29	(30,365)	51.43

Outstanding-end of year	1,407,621	52.74	1,302,952	48.31	1,156,660	44.99

Price range at end of year	$2 to $63		$2 to $56		$2 to $52
Price range for exercised shares	$28 to $56		$19 to $52		$2 to $52
Available for grant at end of year	824,566		1,158,103		1,477,539
Exercisable at end of year	773,000		739,324		682,042
Weighted-average fair value of options granted during the year	$31.22		$23.93		$25.68

The following table summarizes information about stock options outstanding at December 26, 2004:

Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.50	8,400		*	$2.50	8,400	$2.50
28.13-32.50	119,600	1 year	**	31.61	119,600	31.61
46.38-51.41	535,162	6 years	***	49.79	453,926	49.69
52.06-63.23	744,459	8 years		58.82	191,074	54.12

2.50-63.23	1,407,621			52.74	773,000	47.48

*	Exercisable during lifetime of optionee
**	With the exception of 38,200 options which were issued on 11/17/89 for $32.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter
***	With the exception of 31,000 options which were issued on 8/21/87 for $46.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter

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

Benefit Obligations

The following table provides a reconciliation of the changes in the Plans’ benefit obligations for the years ended December 26, 2004, and December 28, 2003:

	Pension Benefits		Other Benefits
(In thousands)	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$335,271	$286,854	$42,055	$38,466
Service cost	12,287	10,133	396	389
Interest cost	20,841	19,604	2,059	2,541
Participant contributions	—	—	704	638
Actuarial loss (gain)	11,926	33,473	(4,924)	4,090
Benefit payments	(14,809)	(14,793)	(4,410)	(4,069)

Benefit obligation at end of year	$365,516	$335,271	$35,880	$42,055

The accumulated benefit obligation at the end of 2004 and 2003 was $308 million and $286 million, respectively. The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 26, 2004, and December 28, 2003, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $43.8 million and $36.5 million, respectively. The Plans’ benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Discount rate	5.90%	6.00%	5.90%	6.00%
Compensation increase rate	3.50	3.50	3.50	3.50

A 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004 and 2005. This rate was assumed to decrease gradually each year to a rate of 5% in 2011 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company’s postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company’s accumulated postretirement benefit obligation by approximately $1.2 million and the Company’s net periodic cost by less than $70 thousand.

Plan Assets

The following table provides a reconciliation of the changes in the fair value of the Plans’ assets for the years ended December 26, 2004, and December 28, 2003:

	Pension Benefits		Other Benefits
(In thousands)	2004	2003	2004	2003
Change in plan assets:
Fair value of plan assets at beginning of year	$208,117	$166,681	$—	$—
Actual return on plan assets	19,423	32,051	—	—
Employer contributions	36,276	24,178	3,706	3,431
Participant contributions	—	—	704	638
Benefit payments	(14,809)	(14,793)	(4,410)	(4,069)

Fair value of plan assets at end of year	$249,007	$208,117	$—	$—

The asset allocation for the Company’s funded retirement plan at the end of 2004 and 2003, and the target allocation for 2005, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year End
Asset Category	2005	2004	2003
Equity securities	60%-70%	73%	67%
Fixed income securities	30%-40%	27%	33%

Total		100%	100%

As plan sponsor of the funded retirement plan, the Company’s investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The Company’s investment policy provides absolute ranges (55%-75% equity, 25%-45% fixed income) for the plan’s long-term asset mix. Within these ranges, the Company sets target allocations (currently 60%-70% equity, 30%-40% fixed income); the Company periodically (at least annually) reviews and rebalances the asset mix if necessary. The Company also periodically evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Funded Status

The following table provides a statement of the funded status of the Plans at December 26, 2004, and December 28, 2003:

	Pension Benefits		Other Benefits
(In thousands)	2004	2003	2004	2003
Funded status:
Plan assets less than benefit obligation	$(116,509)	$(127,154)	$(35,880)	$(42,055)
Unrecognized prior-service cost	457	809	—	—
Unrecognized actuarial loss	127,348	114,432	7,354	12,447

Prepaid (accrued) benefit cost	11,296	(11,913)	(28,526)	(29,608)

Components of accrued benefit cost:
Accrued benefit liability	(62,111)	(82,422)	(28,526)	(29,608)
Intangible asset	918	1,330	—	—
Accumulated other comprehensive income	72,489	69,179	—	—

Net amount recognized	$11,296	$(11,913)	$(28,526)	$(29,608)

Expected Cash Flows

The following table includes amounts that are expected to be contributed to the Plans by the Company and amounts the Company expects to receive in Medicare subsidy payments. It reflects benefit payments that are made from the Plans’ assets as well as those made directly from the Company’s assets and includes the participants’ share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company’s best estimate given its current knowledge; actual amounts could be materially different.

	Pension Benefits	Other Benefits	Medicare Subsidy Receipts
Employer Contributions
2005 (expectation) to participant benefits	$1,545	$2,920	$—
Expected Benefit Payments / Receipts
2005	14,059	2,920	—
2006	14,204	2,835	273
2007	14,794	2,942	282
2008	15,500	3,063	287
2009	16,277	3,171	288
2010-2014	98,036	16,276	1,354

Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2004, 2003 and 2002:

	Pension Benefits			Other Benefits
(In thousands)	2004	2003	2002	2004	2003	2002
Service cost	$12,287	$11,074	$9,308	$396	$389	$360
Interest cost	20,841	19,604	18,867	2,059	2,541	2,453
Expected return on plan assets	(24,617)	(21,956)	(24,398)	—	—	—
Amortization of prior-service cost	352	443	576	—	—	—
Amortization of net loss	4,203	—	52	168	395	115

Net periodic benefit cost	$13,066	$9,165	$4,405	$2,623	$3,325	$2,928

The net periodic costs were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
Discount rate	6.00%	6.75%	6.00%	6.75%
Expected return on plan assets	9.00	9.00	—	—
Compensation increase rate	3.50	3.75	3.50	3.75

The reasonableness of the expected return on the funded retirement plan assets was determined by three separate analyses: 1) review of 18 years of historical data of portfolios with similar asset allocation characteristics, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure, and 3) a projected portfolio performance, assuming the plan’s target asset allocation, done by a third party. Net periodic costs for 2005 will use a discount rate of 5.90%, an expected rate of return on plan assets of 9.00%, and a compensation increase rate of 3.50%.

Assumed health care cost trends can be a significant component of postretirement costs. In December of 2003 Congress passed the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that are at least actuarially equivalent to Medicare Part D. The Company believes that benefits provided to certain participants will be actuarially equivalent to Medicare Part D, and, accordingly, the Company will be entitled to the subsidy payments. The Act reformed Medicare in such a way that the Company expects to receive these subsidy payments beginning in 2006 for continuing retiree prescription drug benefits and also expects a reduction in the rate of participation by current employees in the plan. In the second quarter, based on available guidance, the Company adopted (retroactive to the beginning of 2004) FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2). FSP 106-2 requires that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses; it also requires certain disclosures for employers that sponsor postretirement health care plans which provide prescription drug benefits. Upon retroactive adoption of the Act, the accumulated postretirement benefit obligation (APBO) was reduced by $5.6 million ($2.8 million of which was related to the expected subsidy payments), which resulted in a decrease in the Company’s net periodic postretirement benefit cost of approximately $800,000 ($400,000 of which related to the expected subsidy payments) in 2004.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee’s salary. Eligible account balances may be rolled over from a prior employer’s qualified plan. Contributions charged to expense under the plan were $7.7 million, $7.5 million and $7.4 million in 2004, 2003 and 2002, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2004			2003			2002
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount

Basic EPS
Income from continuing operations available to common stock-holders before cumulative effect of change in accounting principle	$80,185	23,356	$3.43	$59,046	23,085	$2.56	$52,042	22,949	$2.27

Effect of Dilutive Securities
Stock options		170			159			165
Restricted stock and other	(30)	203		(52)	164		(53)	122

Diluted EPS
Income from continuing operations available to common stock-holders plus assumed conversions before cumulative effect of change in accounting principle	$80,155	23,729	$3.38	$58,994	23,408	$2.52	$51,989	23,236	$2.24

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next 8 years the Company is committed to purchase approximately $77 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced the Company’s commitment would expire without obligation.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $6 million in 2004, $6.9 million in 2003 and $8.6 million in 2002. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2005 – $4.6 million; 2006 – $3.5 million; 2007 – $2.7 million; 2008 – $1.7 million; 2009 – $1 million; subsequent years – $6.2 million.

Newsprint swap

As part of its third quarter 2000 sale of Garden State Paper, the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believed that no further payments were due by either party under the agreement. Enron disputed the Company’s position, and in late 2003, filed a claim for damages and certain declaratory relief. The Company has since settled this matter together with certain claims that it had made against the Enron bankruptcy estate for an amount less than it had accrued. Accordingly, the Company recorded a pre-tax gain of $6.1 million (after-tax $0.16 per diluted share) in the fourth quarter of 2004, which is included in Other, net in the accompanying Statements of Operations.

Interest

In 2004, 2003 and 2002, the Company’s interest expense related to continuing operations was $31.1 million (net of $0.2 million capitalized), $34.4 million and $47.9 million (net of $0.5 million capitalized), respectively. Interest paid for all operations during 2004, 2003 and 2002, net of amounts capitalized, was $28.5 million, $32 million and $45.3 million, respectively.

Other current assets

Other current assets included program rights of $13.5 million and $13.8 million at December 26, 2004, and December 28, 2003, respectively.

Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(In thousands)	2004	2003
Payroll and employee benefits	$28,720	$26,851
Program rights	14,610	14,293
Unearned revenue	20,446	20,572
Accrued settlement	8,750	—
Interest	6,142	7,127
Other	13,495	14,581

Total	$92,163	$83,424

Other, net

Other, net consisted of the following:

(In thousands)	2004	2003	2002
Gain on settlement	$6,109	$—	$—
Gain on sale of Hoover’s	—	5,746	—
Write-down of investments	—	—	(4,793)
Other	1,368	4,920	4,678

Total	$7,477	$10,666	$(115)

Media General, Inc.

Quarterly Review

(Unaudited, in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Revenues	$208,156	$224,890	$217,644	$249,730
Operating income	22,525	36,365	31,726	58,716
Net income	9,100	18,533	15,713	36,839
Net income per share	0.39	0.79	0.67	1.57
Net income per share - assuming dilution	0.38	0.78	0.66	1.55

Shares traded	5,357	6,401	5,256	4,633
Stock price range	$62.35-68.53	$63.84-72.48	$53.70-64.60	$53.85-65.33
Quarterly dividend paid	$0.20	$0.20	$0.20	$0.20

2003
Revenues	$196,088	$210,715	$205,086	$225,533
Operating income	15,534	35,169	26,183	45,390
Income from continuing operations before cumulative effect of change in accounting principle	6,622	17,238	11,445	23,741
Discontinued operations	389	267	301	7
Gain on sale of discontinued operations	—	—	—	6,754
Cumulative effect of change in accounting principle	—	—	(8,079)	—
Net income	7,011	17,505	3,667	30,502
Income per share from continuing operations before cumulative effect of change in accounting principle	0.28	0.75	0.50	1.03
Income per share from continuing operations before cumulative effect of change in accounting principle - assuming dilution	0.28	0.74	0.49	1.00
Net income per share	0.30	0.76	0.16	1.32
Net income per share - assuming dilution	0.30	0.75	0.16	1.29

Shares traded	4,896	5,689	4,583	4,490
Stock price range	$47.26-61.40	$48.41-59.04	$55.65-63.62	$60.57-68.00
Quarterly dividend paid	$0.19	$0.19	$0.19	$0.19

•	Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at January 30, 2005, was: Class A common – 1,729, Class B common – 12.

•	Includes the recognition, at the beginning of the third quarter in 2003, of a charge related to variable interest entities of $8.1 million, net of a tax benefit of $3.4 million, as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities.

•	The Company sold Media General Financial Services, a component of its Interactive Media Division, in the fourth quarter of 2003 and reported a net gain of $6.8 million, net of income taxes of $3.9 million.

Ten-Year Financial Summary

(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management’s Discussion and Analysis which appear elsewhere in this report.

	2004	2003	2002	2001
Summary of Operations
Operating revenues	$900,420	$837,423	$831,582	$801,620

Net income (loss)	$80,185	$58,685	$(72,917)	$18,204
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	—	8,079	126,336	—
(Income) loss from discontinued operations (b)		(964)	(1,377)	(1,491)
Gain on sale of MGFS (b)		(6,754)	—	—
Loss (gain) on sale of GSP operations (b)	—	—	—	(280)
Gain on sale of Cable operations (b)	—	—	—	—
Extinguishment of debt (c)	—	—	—	—
Gain on sale of Denver Newspapers, Inc. common stock	—	—	—	—
Investment (income) loss – unconsolidated affiliates	(1,551)	4,672	14,129	(19,949)
Other, net	(7,477)	(10,666)	115	8,414
Interest expense	31,082	34,424	47,874	54,247
Income taxes (c)	47,093	34,800	33,944	12,170

Operating income	149,332	122,276	148,104	71,315
Depreciation and amortization	66,036	65,467	65,401	113,625

Operating cash flow	$215,368	$187,743	$213,505	$184,940

Per Share Data: (a)(b)(c)
Income (loss) from continuing operations	$3.43	$2.56	$2.27	$0.72
Discontinued operations	—	0.33	0.06	0.08
Cumulative effect of change in accounting principle	—	(0.35)	(5.51)	—

Net income (loss)	$3.43	$2.54	$(3.18)	$0.80

Per Share Data – assuming dilution: (a)(b)(c)
Income (loss) from continuing operations	$3.38	$2.52	$2.24	$0.71
Discontinued operations	—	0.33	0.06	0.08
Cumulative effect of change in accounting principle	—	(0.35)	(5.44)	—

Net income (loss)	$3.38	$2.50	$(3.14)	$0.79

Other Financial Data:
Total assets (d)	$2,368,812	$2,386,755	$2,347,011	$2,534,059
Working capital	43,976	48,218	49,051	62,541
Capital expenditures	37,835	31,774	37,903	58,122
Total debt (d)	533,280	627,289	642,937	777,662
Cash dividends per share	0.80	0.76	0.72	0.68

	2000	1999	1998	1997	1996	1995
Summary of Operations
Operating revenues	$825,090	$689,101	$685,469	$639,593	$489,445	$425,638

Net income (loss)	$53,719	$881,316	$70,874	$(10,490)	$70,498	$53,232
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	—	—	—	—	—	—
(Income) loss from discontinued operations (b)	2,521	(6,362)	(23,977)	(14,485)	(15,232)	(14,793)
Gain on sale of MGFS (b)	—	—	—	—	—	—
Loss (gain) on sale of GSP operations (b)	13,774	—	—	—	—	—
Gain on sale of Cable operations (b)	(8,286)	(798,719)	—	—	—	—
Extinguishment of debt (c)	—	2,128	—	101,613	—	—
Gain on sale of Denver Newspapers, Inc. common stock	—	(30,983)	—	—	—	—
Investment (income) loss – unconsolidated affiliates	(5,131)	(9,067)	(22,193)	(21,037)	(27,188)	(19,034)
Other, net	(15,479)	(11,436)	34	(1,401)	5,239	(5,298)
Interest expense	42,558	45,014	61,027	59,131	12,680	3,858
Income taxes (c)	38,323	49,914	26,419	(13,363)	30,176	18,734

Operating income	121,999	121,805	112,184	99,968	76,173	36,699
Depreciation and amortization	101,473	72,398	69,025	65,898	32,544	27,765

Operating cash flow	$223,472	$194,203	$181,209	$165,866	$108,717	$64,464

Per Share Data: (a)(b)(c)
Income (loss) from continuing operations	$2.58	$2.88	$1.76	$(0.95)	$2.10	$1.47
Discontinued operations	(0.33)	30.37	0.91	0.55	0.58	0.57
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$2.25	$33.25	$2.67	$(0.40)	$2.68	$2.04

Per Share Data – assuming dilution: (a)(b)(c)
Income (loss) from continuing operations	$2.55	$2.84	$1.74	$(0.94)	$2.08	$1.45
Discontinued operations	(0.33)	29.94	0.89	0.54	0.57	0.56
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$2.22	$32.78	$2.63	$(0.40)	$2.65	$2.01

Other Financial Data:
Total assets (d)	$2,561,282	$2,340,374	$1,917,346	$1,814,201	$1,025,484	$1,016,743
Working capital	58,339	167,546	29,129	34,716	13,373	22,938
Capital expenditures	45,731	65,788	59,933	43,728	28,510	29,076
Total debt (d)	822,077	59,838	928,101	900,140	276,318	327,235
Cash dividends per share	0.64	0.60	0.56	0.53	0.50	0.48

(a)	Includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
(b)	The Company sold Media General Financial Services in October 2003 and reported a gain of $6.8 million (net of a tax benefit of $3.9 million), sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).
(c)	In 1999 the Company incurred a charge of $2.1 million, representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $101.6 million, representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.
(d)	Upon adoption of FASB Interpretation 46, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.

The Tampa Tribune

Richmond Times-Dispatch

Winston-Salem Journal

Hernando Today

Highlands Today

Jackson County Floridan

Manassas Journal Messenger

Potomac (Woodbridge) News

Culpeper Star-Exponent

The (Lynchburg) News & Advance

The (Charlottesville) Daily Progress

The (Waynesboro) News Virginian

Danville Register & Bee

Eden (NC) Daily News

The Reidsville (NC) Review

Bristol Herald Courier

Hickory Daily Record

Statesville Record & Landmark

The (Morganton) News Herald

The (Marion) McDowell News

(Concord) Independent Tribune

The Dothan Eagle

Opelika-Auburn News

The Enterprise Ledger

(Florence) Morning News