Form 10-K, Exhibit 13
period 2005-12-25
MEDIA GENERAL INC
filed 2006-02-23
CIK 216539

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Ten-Year Financial Summary found elsewhere in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States. Its mission is to be the leading provider of high-quality news, information and entertainment in the Southeast by continually building its position of strength in strategically located markets. The Company pursues its strategy through organic growth, developing new products and services, and strategic acquisitions in order to be a consequential force in the southeastern communities in which it operates. The Company implements its strategy and manages its operations through three business segments: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and more than 100 other publications, 26 network-affiliated television stations, and operates more than 75 online enterprises.

Media General depends on advertising across all three segments as its primary source of revenues. Accordingly, many of the Company’s revenue categories are sensitive to the state of the economy and are inherently influenced by its fluctuations. In 2005, as the economy continued to improve, the Company saw revenue growth in all Publishing advertising categories as well as in Local and National Broadcasting advertising. While a growing economy was certainly a factor in achieving these results, Media General delivered revenue growth which consistently exceeded that of its Publishing and Broadcast peer groups throughout 2005. Significant events like the Olympics and the Super Bowl, as well as national and statewide political races, generate additional advertising dollars, particularly in the Broadcast Division. These events, or their absence in a given year, introduce a certain cyclicality to the Company’s Broadcast revenues as odd-numbered years tend to suffer from a deficiency in Political revenues combined with the lack of Olympics advertising. The following graph shows Political advertising as a percentage of total time sales and clearly demonstrates how Political advertising unmistakably contributes to this cyclicality.

Accordingly, the Company’s Broadcast Division was faced with the challenge in 2005 of a $35.9 million decrease in Political advertising as well as the absence of $5 million in Olympics advertising. Another factor that influences the Company’s profits is the level of circulation in the Publishing Division. As newspaper circulation in the publishing industry has experienced a slow erosion with the availability of information and news from so many competing mediums, the Company has worked hard to sustain its circulation. With readership studies, promotion and other investments, the Company incurred only nominal declines in 2005 and 2004; these results outperformed the industry in both years.

Newsprint prices also influence the Company’s results in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division’s total costs (approximately 14% to 15% for the last three years). While higher newsprint prices are beneficial to SPNC, as they typically translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company’s share of SPNC’s annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price (absent other changes) affects the Company’s net income by approximately $130 thousand annually. Unfortunately, other changes in the form of significantly higher energy costs have not always allowed the higher SPNC newsprint prices to translate into higher profits for the Company.

Newsprint is a commodity whose price is driven by the economics of supply and demand. After hitting a 20-year low in 2002, newsprint prices have been steadily rising over the last three years as shown in the accompanying graph. The Company expects that this upward trend will continue in 2006 (a $36/ton increase was announced in February) as many companies have switched to a lighter-based weight of newsprint, which results in lower newsprint tonnage ordered by publishing companies and higher prices as newsprint producers try to compensate for this reduction in volume. The financial results of SPNC in 2003 and 2004 reflected the rising prices shown below. In 2003, the Company’s share was a loss of $5.4 million that improved to income of $1 million in 2004 as prices continued to increase. Despite higher newsprint prices, SPNC’s 2005 results were not quite on par with the previous trend, as energy costs were a more influential factor. In 2005, the Company’s share of SPNC’s income was $1 million because soaring energy costs essentially offset rising newsprint prices; energy costs are expected to influence 2006 results as well.

The Company continues to monitor developments at the Federal Communications Commission (FCC) involving revised media ownership regulations. In 2003, the FCC passed new rules that would have allowed common-ownership of broadcast stations and newspapers in all large markets, and would have allowed cross-ownership on a more limited basis in all but the smallest markets. However, after being remanded by the courts, the new rules are back at the FCC for reconsideration. The Company believes that the old ownership regulations, which date from 1975 (and the revised rules to a lesser degree), impinge on the Company’s First Amendment rights. It believes that the ban on cross-ownership should be lifted in all markets. A favorable outcome would afford the Company greater opportunities to expand its convergence efforts in the Southeast. The Company believes that uncertainty about media ownership issues has had the effect of dampening the acquisition market in recent years as buyers and sellers have waited for the FCC to provide additional clarity. Because of the extensive judicial process, this clarity has remained elusive. Resolution of this matter will take some time, and while this process continues, the Company has sought license renewals and waivers from the FCC for several of its television stations where the Company’s cross-ownership remains an issue under the old regulations. The Company will continue to evaluate attractive acquisition opportunities as they emerge and anticipates expanding its reach in a complementary and disciplined fashion.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. The Company considers an accounting estimate to be critical if that estimate requires assumptions be made about matters that were uncertain at the time the accounting estimate was made, and if changes in the estimate (which are reasonably likely to occur from period to period) would have a material impact on the Company’s financial condition or results of operations. The Company’s Audit Committee has reviewed the development, selection and disclosure of these critical accounting estimates. While actual results could differ from accounting estimates, the Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible assets

The Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing discounted cash flow models. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth-quarter 2005 tests indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company’s performance and overall market conditions, future impairment charges are possible.

The Company also periodically reevaluates the remaining useful life of its finite-lived intangible assets. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of its network affiliation intangible assets (previously 40 years) and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur. This change resulted in approximately $1.9 million of additional amortization being recorded in the first three quarters of 2005 related to network affiliation intangible assets.

Pension plans and postretirement benefits

The determination of the liabilities and cost of the Company’s pension and other postretirement plans requires the use of assumptions. The actuarial assumptions used in the Company’s pension and postretirement reporting are reviewed annually with independent actuaries and compared with external benchmarks, historical trends, and the Company’s own experience to determine that its assumptions are reasonable. The assumptions used in developing the required estimates include the following key factors:

•	Discount rates

•	Expected return on plan assets

•	Salary growth

•	Mortality rates

•	Health care cost trends

•	Retirement rates

•	Expected contributions

A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2005 of approximately $2.8 million. A one percentage-point increase or decrease in the discount rate would have lowered by approximately $6.5 million or raised by approximately $7.4 million, respectively, the plans’ 2005 expense and would have changed the plans’ accumulated obligations by approximately $45 million to $51 million as of the end of 2005.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $18 million at December 25, 2005) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from the estimate.

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

The Company has benefited from the Qualified Production Activity Deduction (QPAD), which was passed as part of the American Jobs Creation Act of 2004 and became effective for years beginning with 2005. The QPAD, which effectively lowers the federal tax rate of domestic manufacturers, is being phased in over a five-year period. The statute underlying the QPAD is vague and the definition of “Qualifying Production Activity” is still a work in progress. Proposed Regulations concerning the QPAD were released on October 19, 2005, and clarified many items; however, there are still a number of issues to be resolved. Currently the Company believes that a significant portion of its Publishing Division activity will qualify for the QPAD, but it is assuming no benefit related to its Broadcast and Interactive Media Divisions. The Company recorded a tax benefit of approximately $.5 million in 2005 related to the estimated QPAD.

Summary

Management believes, given current facts and circumstances, supplemented by the expertise and concurrence of external resources, including actuaries and accountants, that its estimates and assumptions are reasonable and are in accordance with GAAP. Management further believes that the assumptions and estimates actually used in the financial statements, taken as a whole, represent the most appropriate choices from among reasonably possible alternatives and fairly present the financial position, results of operations and cash flows of the Company. Management will continue to discuss key estimates with the Audit Committee of the Board of Directors.

RESULTS OF OPERATIONS

Net income

The Company reported a loss of $243 million ($10.18 per diluted share) in 2005. Comparative results for 2005 were substantially impacted by the January adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, which requires the use of a direct method for valuing all acquired intangible assets other than goodwill. The direct method requires the company to value its FCC licenses (acquired in conjunction with broadcast TV acquisitions made in 1997 and 2000) using an average market participant concept. Use of the direct value method with the average market participant concept, which differs markedly from the residual value method used at the time of the acquisitions, resulted in a cumulative effect of a change in accounting principle charge of $325.5 million ($13.63 per diluted share) in the first quarter of 2005. See Note 2 for a full discussion of this charge. Also affecting results, the sale of the Company’s 20% interest in The Denver Post Company to Media News Group, Inc., resulted in an after-tax gain of $19.4 million ($0.81 per diluted share).

Excluding the Denver gain, income before cumulative effect of change in accounting principle of $63 million in 2005 was down $17.2 million from the prior year. This year-over-year decline was primarily attributable to a 23.4% decrease in Broadcast Division operating profits due to the $35.9 million drop in Political advertising revenues, as well as the absence of $5 million in Olympics-related advertising. The Publishing and Interactive Media Divisions played a much smaller role in shaping the Company’s year-over-year overall results. Again excluding the Denver gain, Publishing Division operating profits were down nominally from the prior year, while the Interactive Media Division reduced its operating loss by $2.2 million (35.5%) compared to 2004. Other dynamics which influenced the year’s results included a 12.9% increase in intangibles amortization (principally due to the shortening of network affiliation intangible asset useful lives from 40 to 25 years in the fourth quarter of 2004), and a 5.4% reduction in interest expense (lower average debt levels more than offset higher rate). Additionally, the Company’s share of SP Newsprint’s results was virtually level with the 2004 results, as higher selling prices barely outpaced increased raw material costs and significantly higher energy expense.

In 2004, net income of $80.2 million ($3.38 per diluted share) rose sharply from 2003’s net income of $58.7 million ($2.50 per diluted share). The 2003 year included two items that nearly offset one another but nevertheless influenced results. The first was the October 2003 sale of Media General Financial Services, Inc., on which the Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million) and income from discontinued operations of $964 thousand (net of income taxes of $551 thousand). The second item was the July 2003 adoption of FIN 46, Consolidation of Variable Interest Entities, which resulted in the consolidation of certain VIEs that own real property leased to the Company. The Company added assets (primarily buildings) and liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes).

The improved 2004 year-over-year performance was led by a 15% rise in segment operating profits as the Broadcast Division posted record Political revenues and Classified advertising in the Publishing and Interactive Media Divisions was strong. Other significant factors included a $6.4 million improvement (and a return to profitability) in the Company’s share of SPNC’s results due to higher newsprint prices, a $6.1 million gain on a legal settlement and a $3.3 million reduction in interest expense. Together, these were more than sufficient to overcome $4.8 million of higher network affiliation intangibles amortization.

Publishing

          Excluding the Denver gain, operating income for the Publishing Division showed minimal movement in 2005 from the prior year; a $21.4 million increase in revenues was more than offset by higher operating expenses. As illustrated by the following chart, Classified revenues remained the Division’s strongest performer, fueling the Division’s third consecutive year-over-year growth in overall revenues. Classified advertising revenues rose over 8% and contributed three-quarters of the Division’s revenue gain in 2005 on the strength of robust employment advertising in almost all markets. Retail and National revenues were both up 3.1%, reflecting modest, but consistent growth during the last three years. In 2005, Retail advertising benefited from increases in the financial and medical categories as well as solid growth in preprints. National advertising began 2005 with a flourish (primarily in the telecommunications category) but softened significantly in the latter part of the year, although still outperforming 2004. Additionally, Circulation revenues fell below the prior year’s level, mostly due to a change in wholesale rates to independent carriers in some markets, for which there was a corresponding expense decrease, but also due to small declines in volumes at most newspapers.

Publishing Division operating expenses increased $22.2 million in 2005 over the previous year due to a combination of several significant factors. Employee compensation and benefit costs increased $10.6 million due to annual salary increases, higher retirement plan expenses and increased health care costs. Newsprint expense was up $6.8 million due to a $55 per ton rise in average price. Additionally, certain other costs at the Florida properties were up 5.1% due to new product offerings, advertising incentives, circulation-related costs and the transition to an expanded packaging facility.

In 2004, operating profits increased $7.2 million (5.8%) over the equivalent 2003 period due to a $22.4 million increase in revenues offset by a $15.3 million increase in operating expenses. Continuing a trend that began late in 2003, Classified advertising, particularly employment advertising, was the growth engine for the Division throughout 2004, finishing ahead of 2003 by 8.4%. National and Retail advertising improved moderately, although advertisers continued to remain cautious with their spending. Circulation revenues also contributed nicely, principally the result of rate increases.

The increase in operating expenses in 2004 reflected the rising newsprint prices shown in the earlier graph, higher compensation and benefits costs, as well as increases in other departmental expenses, particularly in Tampa, related to circulation growth plan initiatives, ongoing maintenance of facilities, and higher relocation and training costs. Newsprint costs (up $5.8 million) were the single largest factor in the expense increase as the average cost of a ton of newsprint consumed by the Publishing division rose $40 to $469 per ton. A 2.1% rise in salaries and benefits expense reflected merit increases and higher retirement plan costs, partially offset by open positions across the Division.

Broadcast

Broadcast operating profits declined $21.6 million in 2005 due to the near absence of Political revenues. A predictable, but nonetheless severe, decline in Political revenues necessitated an increase in operating expenses as the Division worked to replace not only Political revenues, but also $5 million in 2004 Olympics-related advertising revenues. Despite the challenges presented in this odd-numbered year, revenue declines were limited to $9.2 million, as higher Local advertising softened much of the blow from lower Political revenues. The following chart illustrates the divergent paths of Local and Political advertising, as well as the consistency in National advertising as it showed slight improvement over 2004. Aggressive sales development initiatives drove the robust Local time sales due to strength in nearly all categories, particularly furniture and financial. National advertising revenues rose modestly in 2005; results by category were mixed as strong corporate and home improvement advertising more than offset weaker fast food and automotive ad revenues to produce the improved performance.

The Broadcast Division’s total advertising sales consistently outperformed that of the industry throughout 2005. According to the Television Bureau of Advertising (a not-for-profit trade association of America’s broadcast television industry), time sales across the broadcast industry for 2005 (including Political revenues in either National or Local, as appropriate) have decreased 5.7% through December 2005 compared to the Division’s smaller 3.2% decline. This better-than-industry revenue performance was driven by the Division’s outstanding local time sales. The Division’s National time sales were below the industry average, largely a reflection of the exceptionally strong 2004 Political advertising garnered by the division’s TV stations. The following chart illustrates the Division’s 2005 performance by category as compared to the industry:

Time Sales	Industry Decline	Media General Growth/(Decline)
Local	(1.7)%	6.7%
National	(11.7)%	(18.0)%
Total	(5.7)%	(3.2)%

Broadcast operating expenses rose $12.4 million in 2005 as compared to the prior year. The primary factor driving this increase was higher employee compensation and benefit costs which grew 7.2% due to annual salary increases, sales commission growth associated with new business, increased retirement plan expense, and higher health care costs. Increased sales-related expenses (including higher customer sales incentives and increased consulting fees related to new business development initiatives), as well as costs associated with Hurricanes Katrina and Rita, also adversely impacted Broadcast operating expenses. Investments made by the Division over the past several years in high-quality local news and other program acquisitions are paying dividends. At the close of 2005, 22 of the Company’s 26 stations (including satellites) were ranked #1 or #2 in their markets. It is this strength of market position that makes the Company’s stations attractive outlets for advertisers in general, and for political candidates in particular.

Broadcast operating profits in 2004 surged 39% to $92.5 million due primarily to a record level of Political revenues. In total, Broadcast Division revenues increased $37.4 million, or 13%, in this even-numbered year as both Local and National advertising showed year-over-year growth led by the automotive, services, and telecommunications categories. Early in the year, Super Bowl advertising was strong, as was the advertising related to the Summer Olympics. Political advertising, which totaled $37.7 million, exceeded expectations throughout the year and reached its zenith in October. Spending related to the presidential campaign, Senate races across the Southeast, and issue-oriented advertising all contributed.

Operating expenses in the Broadcast Division increased 5.3% during 2004 as compared to 2003, more than half of which was related to compensation and benefits costs due to higher commissions and higher retirement plan costs. Additionally, fees for programming and for market-rating services also rose.

Interactive Media

The Interactive Media Division reduced its operating loss by 35.5% in 2005 from the previous year. Revenues increased $6.6 million (47.2%), with two-thirds of the increase coming from Classified advertising as upsell and other classified products continued to flourish. Under these upsell arrangements, customers pay an additional fee to have their classified advertisement placed online simultaneously with its publication in the newspaper. Classified advertising has grown dramatically every year since the Division’s inception in 2001, with all years producing year-over-year improvements of nearly 50% or greater. While Classified advertising remains the Division’s growth engine, both Local and National advertising are also making excellent contributions to divisional revenue improvement as exhibited in the following chart.

Operating expenses were up $4.4 million in the year, predominantly resulting from higher employee compensation and benefits expense due to sales positions being filled, additional sales-related commissions and annual salary increases.

In early 2003, the Company sold its investment in Hoover’s, Inc., for $16.8 million, producing a pre-tax gain of $5.7 million ($3.7 million net of income taxes). Excluding this gain, the Interactive Media Division’s 2004 operating loss of $6.3 million represented a 9.6% improvement from 2003. Revenues grew by 44% (to $13.9 million) with nearly three-quarters of that amount coming from Classified advertising.

Beginning with the 2001 formation of the Interactive Media Division, the Company anticipated associated divisional losses for several years as innovative products were developed and acquired, new advertiser relationships were built, and the infrastructure to support the Division was formed. The Interactive Media Division remains focused on expanding product offerings, securing and retaining high-quality personnel, invigorating revenues through sales initiatives, and enhancing content and design across all the Company’s online enterprises. During the third quarter of 2005, the Company purchased Blockdot, Inc., a leading advergaming and game development firm known for product innovation and services. The addition of Blockdot enhances the Division’s ability to provide innovative product offerings. The Division’s performance continues to make progress as demonstrated by consistent profitability since 2004 at TBO.com and TimesDispatch.com, the Company’s two largest online enterprises. Several of the Division’s smaller online enterprises also demonstrated profitability this year and others continue to advance towards that goal. Based on the continuation of strong revenue growth and the maturation of its infrastructure, the Company currently expects the Division to become cash flow positive before the end of 2006.

Interest expense

Interest expense in 2005 decreased 5.4% to $29.4 million due primarily to a $96 million reduction in average debt outstanding, which more than offset higher average rates that increased approximately 65 basis points (to 5.83%) due to a year-over-year increase in LIBOR (which influences interest rates applicable to the Company’s revolving credit facility). This meaningful debt reduction was facilitated by use of the proceeds from the sale of the Company’s interest in Denver.

Although it has none now, the Company periodically uses interest rate swaps; such instruments are not traded for profit or loss, but used as part of an overall strategy to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. Toward the end of the first quarter of 2004, two of the Company’s swaps with notional amounts totaling $100 million matured, leaving two remaining swaps with notional amounts of $50 million each which matured in the first quarter of 2005. These interest rate swaps were cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt.

Income taxes

The Company’s effective tax rate on income from continuing operations was 38% in 2005 and 37% for the previous two years. The 2005 increase was primarily due to the relatively high effective tax rate related to the gain from the sale of the Company’s 20% interest in Denver. Excluding this gain from the Denver sale, the Company’s 2005 effective tax rate was 36.9%. In 2005, the Company recorded an income tax benefit of approximately $500 thousand related to the QPAD.

LIQUIDITY

The Company expects net cash flows from operations over the next year to provide it with sufficient resources to manage working capital needs, pay dividends, and finance a higher level of capital expenditures; it will look to the unused portion of its credit facilities (described more fully below) to fund new growth opportunities as they arise. The higher level of capital expenditures in 2006 will include transitioning to full-power digital signals at the Company’s television stations, a new television studio in Myrtle Beach as well as press and production projects at the Company’s Publishing operations in Opelika-Auburn and Lynchburg.

The Company has typically generated strong net cash from operations (ranging from $125 million to $171 million per year over the last five years). In 2005, the Company also generated proceeds of $45.9 million from the sale of its 20% interest in Denver. Despite nearly doubling capital spending from the prior year, the Company still was able to reduce debt by $48 million in 2005. The Company’s philosophy is to use excess cash flow to repay debt, which has the effect of strengthening the balance sheet. A stronger balance sheet enhances the Company’s ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to act on attractive acquisition opportunities.

The table that follows shows long-term debt and other specified obligations of the Company:

(In millions)	Payments Due By Periods
Contractual obligations	Total	2006	2007 2008	2009 2010	2011 and beyond
Long-term debt:
Revolving credit facility	$180.0	$—	$—	$180.0	$—
Universal shelf registration	200.0	200.0	—	—	—
Borrowings of VIEs	95.3	—	95.3	—	—
Other	10.0	10.0	—	—	—
Operating leases[1]	25.1	5.2	7.7	4.8	7.4
Broadcast film rights[2]	89.1	14.2	36.5	25.8	12.6
Estimated benefit payments from Company assets[3]	53.4	4.7	9.6	10.1	29.0
Purchase obligations[4]	171.9	113.9	29.3	12.7	16.0

Total specified obligations	$824.8	$348.0	$178.4	$233.4	$65.0

[1]	Minimum rental commitments under noncancelable lease terms in excess of one year.
[2]	Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.
[3]	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2015.
[4]	Includes: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, 3) significant non-ordinary course contract-based obligations.

In March 2005, in order to take advantage of a favorable bank-credit market, the Company amended its existing $1 billion revolving credit facility which was set to mature in 2006 with a similar $1 billion revolving credit facility that will now mature in 2010; the Company also has a universal shelf registration in place which allows for the issuance of public debt or equity totaling $1.2 billion combined (together the “Facilities”). The Company’s $200 million of senior notes are due September 1, 2006; prior to maturity, the Company will evaluate options that are available to it regarding its intended refinancing of these maturing notes. As shown above, at the end of 2005 there were borrowings of $180 million outstanding under the revolving credit facility and $200 million in senior notes outstanding under the universal shelf. The Facilities carry cross-default provisions between the revolving credit and the senior notes. The revolving credit facility has covenants stipulating certain maximum or minimum levels of interest coverage and leverage. These covenants, which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity under the Facilities. The Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward.

The Company’s retirement plan, like many such plans, is in an underfunded position due to a combination of low investment returns in the early part of this century and lower discount rates. As a result, although not required to do so, the Company made a $15 million contribution to its retirement plan trust in 2005, a $35 million contribution in 2004 and a $21 million contribution in 2003 with the expectation of reducing the ultimate amount that it would need to contribute. Depending upon changes in market values, rates of return, and discount rates, the Company expects that annual contributions approximating the level made in 2005 may continue over the next few years

OUTLOOK FOR 2006

Several factors are expected to align in 2006 to produce positive growth across most sectors of the Company. This year marks not only the return of the Olympics, but also increased political elections, which will enhance Broadcast advertising revenues. The Publishing Division anticipates solid advertising growth, including a continuation of 2005’s upward trend in Classified and Retail advertising. While higher newsprint prices will partially offset improved Publishing revenues, they are expected to favorably impact the Company’s share of SP Newsprint’s results despite the tempering impact of higher energy costs. During the latter part of 2006, the Interactive Media Division projects its core business will achieve its first profitable interim periods since its inception in 2001. The Division’s steady and consistent progress over the years will reach a significant milestone as it expects to become cash-flow positive before the close of 2006. Additionally, 2006 is a 53-week fiscal year and will enhance the year’s overall results with an extra week of revenues and operating profits. Conversely, rising interest rates are expected to produce an increase in interest expense, while the mandated adoption of FAS 123(R) will lead to higher compensation expense as stock options are expensed for the first time.

*    *    *    *    *    *    *

Certain statements in this annual report that are not historical facts are “forward-looking” statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding newsprint prices, pension contributions, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company “believes,” “anticipates,” “expects,” “estimates,” “intends,” “projects” and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

These forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections including, without limitation: changes in advertising demand, changes in circulation levels, changes in relationships with broadcast networks, the availability and pricing of newsprint, fluctuations in interest rates, changes in energy costs, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax law, natural disasters, and the effects of new credit facilities, acquisitions, investments and dispositions on the Company’s results of operations and its financial condition.

Report of Management on Media General, Inc.’s

Internal Control over Financial Reporting

Management of Media General, Inc., (the Company) has assessed the Company’s internal control over financial reporting as of December 25, 2005, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 25, 2005, the Company’s system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

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

January 25, 2006

/s/ Marshall N. Morton	/s/ John A. Schauss	/s/ O. Reid Ashe Jr.
Marshall N. Morton	John A. Schauss	O. Reid Ashe Jr.
President and Chief Executive Officer	Vice President-Finance and Chief Financial Officer	Executive Vice President and Chief Operating Officer

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Media General, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on Media General, Inc.’s Internal Control over Financial Reporting, that Media General, Inc. maintained effective internal control over financial reporting as of December 25, 2005, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Media General, Inc. maintained effective internal control over financial reporting as of December 25, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 25, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 25, 2005, and December 26, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 25, 2005, and our report dated January 25, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

January 25, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 25, 2005, and December 26, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 25, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 25, 2005, and December 26, 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 25, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2005 the Company changed its method of accounting for certain indefinite-lived intangible assets to comply with the accounting provisions of EITF Topic D-108.

As discussed in Note 1 to the consolidated financial statements, in 2003 the Company changed its method of accounting for variable interest entities to comply with the accounting provisions of FASB Interpretation No. 46.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Media General, Inc.’s internal control over financial reporting as of December 25, 2005, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia

January 25, 2006

Media General, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 25, 2005	December 26, 2004	December 28, 2003
Revenues	$917,937	$900,420	$837,423
Operating costs:
Production	392,889	375,752	356,694
Selling, general and administrative	331,370	309,300	292,986
Depreciation and amortization	67,969	66,036	65,467

Total operating costs	792,228	751,088	715,147

Operating income	125,709	149,332	122,276

Other income (expense):
Interest expense	(29,408)	(31,082)	(34,424)
Investment income (loss) - unconsolidated affiliates	1,119	1,551	(4,672)
Gain on sale of investment in The Denver Post Corporation	33,270	—	—
Other, net	2,453	7,477	10,666

Total other income (expense)	7,434	(22,054)	(28,430)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	133,143	127,278	93,846
Income taxes	50,732	47,093	34,800

Income from continuing operations before cumulative effect of change in accounting principle	82,411	80,185	59,046
Discontinued operations:
Income from discontinued operations (net of income taxes of $551 in 2003)	—	—	964
Gain on sale of operations (net of income taxes of $3,860 in 2003)	—	—	6,754
Cumulative effect of change in accounting principle (net of income tax benefit of $190,730 in 2005 and $3,420 in 2003)	(325,453)	—	(8,079)

Net income (loss)	$(243,042)	$80,185	$58,685

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$3.50	$3.43	$2.56
Income from discontinued operations	—	—	0.33
Cumulative effect of change in accounting principle	(13.83)	—	(0.35)

Net income (loss)	$(10.33)	$3.43	$2.54

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$3.45	$3.38	$2.52
Income from discontinued operations	—	—	0.33
Cumulative effect of change in accounting principle	(13.63)	—	(0.35)

Net income (loss)	$(10.18)	$3.38	$2.50

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

ASSETS

	December 25, 2005	December 26, 2004
Current assets:
Cash and cash equivalents	$14,979	$9,823
Accounts receivable (less allowance for doubtful accounts 2005 - $6,081; 2004 - $5,994)	125,703	117,177
Inventories	7,884	8,021
Other	35,807	35,826

Total current assets	184,373	170,847

Investments in unconsolidated affiliates	83,227	93,277

Other assets	57,883	59,676

Property, plant and equipment, at cost:
Land	31,283	31,248
Buildings	271,241	269,341
Machinery and equipment	538,293	518,606
Construction in progress	39,033	13,280
Accumulated depreciation	(434,910)	(410,176)

Net property, plant and equipment	444,940	422,299

Excess of cost over fair value of net identifiable assets of acquired businesses	645,437	641,706

FCC licenses and other intangibles	559,494	1,092,530

Total assets	$1,975,354	$2,480,335

Notes to Consolidated Financial Statements begin on page 34.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 25, 2005	December 26, 2004
Current liabilities:
Accounts payable	$27,198	$27,000
Accrued expenses and other liabilities	84,716	92,163
Income taxes payable	—	7,708

Total current liabilities	111,914	126,871

Long-term debt	389,984	437,960

Borrowings of consolidated variable interest entities	95,320	95,320

Deferred income taxes	308,128	501,655

Other liabilities and deferred credits	154,182	134,760

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock ($5 cumulative convertible), par value $5 per share: authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:
Class A, authorized 75,000,000 shares; issued 23,490,696 and 23,230,109 shares	117,453	116,150
Class B, authorized 600,000 shares; issued 555,992 shares	2,780	2,780
Additional paid-in capital	60,342	46,067
Accumulated other comprehensive income (loss):
Unrealized (loss) gain on equity securities	(843)	2,222
Unrealized loss on derivative contracts	(3,551)	(5,971)
Minimum pension liability	(60,224)	(46,903)
Unearned compensation	(15,486)	(9,408)
Retained earnings	815,355	1,078,832

Total stockholders’ equity	915,826	1,183,769

Total liabilities and stockholders’ equity	$1,975,354	$2,480,335

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Compen- sation	Retained Earnings	Total
		Class A	Class B
Balance at December 29, 2002	22,652,466	$113,262	$2,780	$18,504	$(46,779)	$(5,506)	$976,993	$1,059,254
Net income		—	—	—	—	—	58,685	58,685
Unrealized gain on equity securities (net of deferred taxes of $2,009)		—	—	—	3,498	—	—	3,498
Reclassification of gains included in net income (net of deferred taxes of $2,139)		—	—	—	(3,607)	—	—	(3,607)
Unrealized gain on derivative contracts (net of deferred taxes of $2,659)		—	—	—	4,705	—	—	4,705
Minimum pension liability (net of deferred tax benefit of $4,765)		—	—	—	(8,801)	—	—	(8,801)

Comprehensive income								54,480
Cash dividends to shareholders ($0.76 per share)		—	—	—	—	—	(17,800)	(17,800)
Exercise of stock options	173,144	866	—	6,213	—	—	—	7,079
Stock issuances	157,488	787	—	8,031	—	(8,645)	—	173
Income tax benefits relating to restricted shares and exercised options		—	—	1,507	—	—	—	1,507
Amortization and forfeitures of unearned compensation	(3,900)	(20)	—	(199)	—	2,481	—	2,262
Other	10,308	52	—	539	—	—	(85)	506

Balance at December 28, 2003	22,989,506	114,947	2,780	34,595	(50,984)	(11,670)	1,017,793	1,107,461

Net income		—	—	—	—	—	80,185	80,185
Unrealized loss on equity securities (net of deferred tax benefit of $742)		—	—	—	(1,276)	—	—	(1,276)
Unrealized gain on derivative contracts (net of deferred taxes of $2,147)		—	—	—	3,786	—	—	3,786
Minimum pension liability (net of deferred tax benefit of $1,248)		—	—	—	(2,178)	—	—	(2,178)

Comprehensive income								80,517
Cash dividends to shareholders ($0.80 per share)		—	—	—	—	—	(18,955)	(18,955)
Exercise of stock options	228,868	1,144	—	8,711	—	—	—	9,855
Stock issuances	3,735	19	—	210	—	—	—	229
Income tax benefits relating to restricted shares and exercised options		—	—	2,036	—	—	—	2,036
Amortization of unearned compensation		—	—	—	—	2,262	—	2,262
Other	8,000	40	—	515	—	—	(191)	364

Balance at December 26, 2004	23,230,109	116,150	2,780	46,067	(50,652)	(9,408)	1,078,832	1,183,769

Net loss		—	—	—	—	—	(243,042)	(243,042)
Unrealized loss on equity securities (net of deferred tax benefit of $1,747)		—	—	—	(3,065)	—	—	(3,065)
Unrealized gain on derivative contracts (net of deferred taxes of $1,390)		—	—	—	2,421	—	—	2,421
Minimum pension liability (net of deferred tax benefit of $7,837)		—	—	—	(13,322)	—	—	(13,322)

Comprehensive income (loss)								(257,008)
Cash dividends to shareholders ($0.84 per share)		—	—	—	—	—	(20,163)	(20,163)
Exercise of stock options	111,564	558	—	4,726	—	—	—	5,284
Stock issuances	164,726	823	—	9,556	—	(10,134)	—	245
Income tax benefits relating to restricted shares and exercised options		—	—	811	—	—	—	811
Amortization and forfeitures of unearned compensation	(13,880)	(69)	—	(731)	—	4,056	—	3,256
Other	(1,823)	(9)	—	(87)	—	—	(272)	(368)

Balance at December 25, 2005	23,490,696	$117,453	$2,780	$60,342	$(64,618)	$(15,486)	$815,355	$915,826

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	December 25, 2005	December 26, 2004	December 28, 2003
Cash flows from operating activities:
Net income (loss)	$(243,042)	$80,185	$58,685
Adjustments to reconcile net income (loss):
Cumulative effect of change in accounting principle	325,453	—	8,079
Depreciation	43,296	43,543	46,504
Amortization	24,673	22,493	19,021
Deferred income taxes	7,241	28,376	22,594
Provision for doubtful accounts	5,866	4,365	4,558
Investment (income) loss—unconsolidated affiliates	(1,119)	(1,551)	4,672
Net gain on sale of Denver investment	(19,391)	—	—
Gain on settlement	—	(6,109)	—
Net gain on sale of discontinued operations	—	—	(6,754)
Gain on sale of investment	—	—	(5,746)

Net cash provided by operations	142,977	171,302	151,613
Change in assets and liabilities:
Retirement plan contributions	(15,000)	(35,014)	(21,000)
Income taxes payable	(23,431)	(1,000)	3,079
Accounts payable, accrued expenses and other liabilities	(5,412)	4,437	1,477
Reduction in advance from unconsolidated newsprint affiliate	—	—	(6,667)
Other, net	2,656	(1,337)	(1,739)

Net cash provided by operating activities	101,790	138,388	126,763

Cash flows from investing activities:
Capital expenditures	(74,424)	(37,835)	(31,774)
Purchase of businesses	(6,676)	—	(375)
Proceeds from sales of investment and discontinued operations	45,850	—	29,286
Contribution to unconsolidated newsprint affiliate	—	—	(2,000)
Other investments	(211)	(2,204)	(2,973)
Other, net	4,784	1,440	520

Net cash used by investing activities	(30,677)	(38,599)	(7,316)

Cash flows from financing activities:
Increase in debt	344,000	313,500	286,000
Repayment of debt	(391,976)	(407,509)	(396,968)
Debt issuance costs	(3,793)	—	—
Cash dividends paid	(20,163)	(18,955)	(17,800)
Proceeds from stock options exercised	5,284	9,855	7,079
Other, net	691	2,568	1,538

Net cash used by financing activities	(65,957)	(100,541)	(120,151)

Net increase (decrease) in cash and cash equivalents	5,156	(752)	(704)
Cash and cash equivalents at beginning of year	9,823	10,575	11,279

Cash and cash equivalents at end of year	$14,979	$9,823	$10,575

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company’s fiscal year ends on the last Sunday in December.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc. is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

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

Inventories

Inventories consist principally of raw materials (primarily newsprint) and broadcast equipment, and are valued at the lower of cost or market using the specific identification method.

Self-Insurance

The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs, as well as automobile and general liability claims. The Company’s responsibility for workers’ compensation and auto and general liability claims are capped at a certain dollar level (generally $250 thousand to $500 thousand, depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

Broadcast film rights

Broadcast film rights consist principally of rights to broadcast syndicated programs, sports and feature films and are stated at the lower of cost or estimated net realizable value. Program rights and the corresponding contractual obligations are recorded as other assets (based upon the expected use in succeeding years) and as other liabilities (in accordance with the payment terms of the contract) in the Consolidated Balance Sheets when programs become available for use. Generally, program rights of one year or less are amortized using the straight-line method; program rights of longer duration are amortized using an accelerated method based on expected useful life of the program.

Property and depreciation

Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 20 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest cost incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

Intangible and other long-lived assets

Intangibles consist of goodwill (which is the excess of purchase price over the net assets of businesses acquired), FCC licenses, subscriber lists, network affiliations, other broadcast intangibles, intellectual property, and trademarks. Indefinite-lived intangible assets are not amortized, but finite-lived intangibles are amortized by the straight-line method over periods ranging from 1 to 25 years. Internal use software is amortized on a straight-line basis over its estimated useful life, not to exceed 5 years.

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

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement 123(R), Share-Based Payment, which addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement requires that share-based transactions be accounted for using a fair-value-based method to recognize compensation expense; it also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as was required under previous literature. The Company adopted this standard as of the beginning of 2006 using the modified prospective method. The adoption of Statement 123(R) is expected to result in additional expense of approximately $5 million to $7 million (pretax) in 2006, although it will have no impact on the Company’s overall cash flows or financial position. Had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described below. The Company used the Black-Scholes option-pricing model for its pro forma disclosures, but elected to use a binomial lattice valuation model for new grants subsequent to the adoption of Statement 123(R).

Prior to the adoption of Statement 123(R), the Company’s three stock-based employee compensation plans, which are described more fully in Note 8, were accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees. Under APB 25, no compensation expense is recorded because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rates of 4.07%, 3.84%, and 3.71%; dividend yields of 1.54%, 1.36% and 1.38%; volatility factors of .27, .36 and .40; and an expected life of 8 years.

	Years Ended
(In thousands, except per share amounts)	2005	2004	2003
Net income (loss), as reported	$(243,042)	$80,185	$58,685
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,928)	(4,990)	(4,454)

Pro forma net income (loss)	$(247,970)	$75,195	$54,231

Earnings (loss) per share:
Basic - as reported	$(10.33)	$3.43	$2.54

Basic - pro forma	$(10.54)	$3.22	$2.35

Diluted - as reported	$(10.18)	$3.38	$2.50

Diluted - pro forma	$(10.39)	$3.17	$2.31

Recent accounting pronouncements

At the beginning of fiscal 2005, the Company adopted EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, which requires the use of a direct method for valuing all assets other than goodwill. See Note 2 for a complete discussion of the effects of the adoption.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement requires retrospective application (rather than cumulative effect treatment) for voluntary changes of an accounting principle unless it is impracticable to determine the cumulative impact of period-specific effects of the accounting change. The statement also applies to changes required by new accounting pronouncements in the rare case that the pronouncements do not contain specific transition provisions. A change would be applied to the earliest period for which it is practicable and a corresponding adjustment to retained earnings would be made. If it would be impracticable to determine the cumulative effect, an accounting change would be applied prospectively from the earliest date practicable. This standard is effective beginning with accounting changes made in fiscal 2006.

In September 2005, the FASB issued an updated proposed statement, Earnings Per Share – an Amendment of FASB Statement No. 128, which would amend SFAS No. 128 in several ways, most notably the number of incremental shares included in the denominator in year-to-date diluted earnings per share calculations would be computed by using the weighted average market price of common shares for the year-to-date period rather than by using the weighted average of incremental shares for each quarterly period during the year. As proposed, the final standard would be effective beginning with the second quarter of 2006; all prior period EPS calculations would be required to be adjusted retrospectively. The Company does not expect that this proposed statement will have a significant impact on its calculated earnings per share.

In July 2005, the FASB issued a proposed statement, Accounting for Uncertain Tax Positions – an interpretation of FASB Statement No. 109. The FASB has received numerous comment letters and is redeliberating. As proposed, the final standard would be effective for periods beginning after December 15, 2006. Based on a preliminary evaluation, the Company does not expect the proposed standard will have a material impact on the Company’s financial statements at the time of adoption.

The Company adopted FASB Interpretation 46 (FIN 46) as of the beginning of the third quarter in 2003 and began consolidating certain Variable Interest Entities (VIEs) in which the Company has the controlling financial interest by virtue of certain real property leases. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. Upon adoption of FIN 46, the Company added the assets (primarily buildings) and the liabilities (primarily debt) of the VIEs to its balance sheet and recognized a cumulative effect of change in accounting principle of $8.1 million (net of $3.4 million in taxes). Additionally, beginning with the third quarter of 2003, the Company began recognizing non-cash expense for depreciation and amortization, and reporting as interest expense certain amounts which had previously been reported as rent expense. The Company’s cash flow was not affected by the adoption of this Interpretation. If the Company had consolidated the VIEs for all periods presented, pretax income would have been lower by $1.6 million in the first half (prior to adoption) of 2003 due to the aforementioned non-cash expense. At December 25, 2005, and December 26, 2004, the Company had assets of approximately $77 million and $80 million, respectively, related to VIEs (and pledged as collateral for the VIEs’ debt) included on its Consolidated Balance Sheet.

Note 2: Intangible Assets

The Company adopted EITF Topic D-108 at the beginning of fiscal 2005. D-108 requires the use of a direct method for valuing all intangible assets other than goodwill. The Company had used the residual value method, a commonly used method at the time, to value the FCC licenses purchased in conjunction with acquisitions made in 1997 and 2000. It had also recorded goodwill, primarily related to deferred taxes, as part of these transactions. In connection with the adoption of D-108, the Company eliminated the distinction between goodwill and FCC license intangible assets that were recorded as part of these prior acquisitions by reclassifying $190.3 million from goodwill to FCC licenses. Concurrent with the adoption, the Company increased the carrying amount of FCC license intangible assets by an additional $111.5 million with a corresponding increase to deferred tax liabilities. Prior-period balance sheet amounts have also been reclassified to conform to the above presentation, and there was no impact on impairment results previously reported. Further, the Company valued its FCC licenses using a direct method discounted cash flow model and assumptions that included the concept that cash flows associated with FCC licenses are limited to those cash flows that could be expected by an average market participant. In contrast, the residual value method formerly used by the Company included other elements of cash flows which contributed to station value. The results of this direct method were then compared to the carrying value of FCC licenses (including the reclassified amounts) on a station by station basis and a $325.5 million write-down, net of income tax benefit, was recorded as a cumulative effect of change in accounting principle.

          With the 2002 adoption of SFAS No. 142, Goodwill and Other Intangible Assets, amortization of indefinite-lived intangibles ceased, but finite-lived intangibles continued to be amortized by the straight-line method over periods ranging from 1 to 12 years. In December 2003, the Securities and Exchange Commission indicated that network affiliation intangibles should not have indefinite lives. At that time, in accordance with SFAS No. 142, the Company performed an impairment test of its network affiliations (no impairment was indicated), assigned a 40-year life based on its good relationships with its networks and its long history of renewing these agreements, and initiated amortization. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of these assets and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur.

The Consolidated Statements of Operations include recorded amortization expense for finite-lived intangibles of $19.3 million, $17.1 million and $12.3 million in 2005, 2004 and 2003, respectively. Currently, intangibles amortization expense is projected to be approximately $19 million in 2006 and 2007, decreasing to approximately $17 million in 2008, $13 million in 2009 and $12 million in 2010. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 25, 2005, and December 26, 2004:

	As of December 25, 2005		As of December 26, 2004
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):
Broadcast	$279,201	$73,800	$279,201	$58,309
Publishing	34,763	26,552	34,281	23,500
Interactive Media	2,570	468	2,112	1,180

Total	$316,534	$100,820	$315,594	$82,989

Indefinite-lived intangible assets:
Goodwill:
Broadcast	$4,875		$4,875
Publishing	638,660		636,831
Interactive Media	1,902		—

Total goodwill	645,437		641,706
FCC licenses	343,660		859,842
Trademarks	120		83

Total	$989,217		$1,501,631

Note 3: Acquisitions, Dispositions and Discontinued Operations

The Company completed two small acquisitions in 2005. In April, the Company purchased the assets of several weekly newspapers. In July, the Company acquired Blockdot, Inc., a leading advergaming and game development firm known for successful product innovation and services.

In October 2003, the Company sold Media General Financial Services, Inc. (MGFS), a component of its Interactive Media Division. The Company recorded an after-tax gain of $6.8 million (net of income taxes of $3.9 million). The results of MGFS for the year ended December 28, 2003, which have been presented as income from discontinued operations in the accompanying consolidated statements of operations, were revenues of $3.9 million, costs and expenses of $2.3 million, and income from discontinued operations of $1 million (net of $.6 million in income taxes).

Note 4: Investments

The Company’s equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and an approximate 18% interest in a limited partnership investment company, which the Company recognizes on a three-month lag. In June 2005, the Company sold its 20% interest in The Denver Post Company (Denver), parent company of The Denver Post, when Media News Group, Inc. exercised its option to purchase the Company’s interest. The $45.9 million selling price was determined based on independent appraisals of Denver’s fair value. The Company recorded an after-tax gain of $19.4 million (net of taxes of $13.9 million) on the sale in the second quarter of 2005.

The Company is committed to purchase 40 thousand tons of newsprint annually from SPNC. In 2005, the Company purchased approximately 57 thousand tons of newsprint from SPNC at market prices, which totaled $30 million and approximated 42% of the Company’s newsprint needs; in 2004 and 2003, the Company purchased approximately 58 thousand and 55 thousand tons, respectively, of newsprint from SPNC which approximated 42% and 39% of the Company’s newsprint needs and totaled approximately $27 million and $23 million in those years. During 2003, the Company returned an advance of $6.7 million to SPNC and made a $2 million pro-rata capital contribution. Summarized financial information for the Company’s investment in SPNC, accounted for by the equity method, is presented in the following chart.

SP Newsprint Company:

(In thousands)		2005	2004
Current assets		$116,609	$104,286
Noncurrent assets		427,057	449,577
Current liabilities		69,357	67,672
Noncurrent liabilities		230,404	244,804

(In thousands)	2005	2004	2003
Net sales	$617,430	$555,058	$469,151
Gross profit	50,775	44,986	27,416
Net income (loss)	3,114	3,010	(16,142)
Company’s equity in net income (loss)	1,038	1,003	(5,381)

Retained earnings of the Company at December 25, 2005, included $23.9 million related to undistributed earnings of unconsolidated affiliates.

In addition to its equity method investments, during 2003, the Company made an investment of $4 million in NTN Communications, Inc., a publicly traded company, which is carried at fair value, to whom the Company has licensed proprietary game content for five years. It made an additional investment of $2 million in 2004. In the third quarter of 2005, the closing price of NTN’s stock fell below the Company’s average cost. While it has not fully recovered, the Company does not believe this decline is permanent. In 2003 the Company sold its shares of Hoover’s Inc. (a provider of business information) for $16.8 million and reported a pretax gain of $5.7 million ($3.7 million net of income taxes), which was included in the line item Other, net (after being reclassified from Other Comprehensive Income).

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 25, 2005, and December 26, 2004, was as follows:

(In thousands)	2005	2004
Revolving credit facility	$180,000	$225,000
6.95% senior notes due in 2006, net of discount	199,984	199,960
Borrowings of consolidated variable interest entities	95,320	95,320
Bank lines	10,000	13,000

Long-term debt	$485,304	$533,280

In March 2005, the Company amended its existing $1 billion revolving credit facility which was scheduled to mature in 2006 with a similar $1 billion revolving credit facility that will mature in 2010. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.525% to 1.1% (.625% at December 25, 2005), determined by the Company’s leverage ratio, as defined. Under this facility, the Company pays fees (.125% at December 25, 2005) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined.

The Company also has a universal shelf registration for combined public debt or equity securities totaling up to $1.2 billion under which it has issued $200 million of senior notes due September 1, 2006. These senior notes (sold at a slight discount) pay a coupon rate of 6.95% semi-annually in March and September. Covenants under these notes include limitations on liens, sale-leaseback transactions, and indebtedness. At December 25, 2005, the Company had borrowings of $200 million in senior notes and $10 million from bank lines due within one year that have been classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities. The interest rate on the bank lines was 4.95% at December 25, 2005. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) and has recorded interest on this debt based on current commercial paper rates. See Note 1 for a further discussion of VIEs.

As of December 25, 2005, the Company was in compliance with all covenants. The Company’s projections indicate that the covenants will continue to be met throughout 2006.

Long-term debt maturities during the five years subsequent to December 25, 2005, aggregating $485.3 million, are as follows: 2006 – $210 million; 2007 – $95.3 million; 2010 – $180 million.

Although the Company had no interest rate swaps at December 25, 2005, it periodically uses such instruments as part of an overall strategy to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. Toward the end of the first quarter of 2004, two of the Company’s swaps with notional amounts totaling $100 million matured, leaving two remaining swaps with notional amounts of $50 million each which matured in the first quarter of 2005. These interest rate swaps were cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt.

The table below includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 25, 2005 and December 26, 2004:

	2005		2004
(In thousands)	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Investments	$4,911	$4,911	$9,723	$9,723
Liabilities:
Long-term debt:
Revolving credit facility	180,000	180,000	225,000	225,000
6.95% senior notes	199,984	201,729	199,960	208,853
Borrowings of consolidated variable interest entities	95,320	95,320	95,320	95,320
Bank lines	10,000	10,000	13,000	13,000
Interest rate swap agreements	—	—	262	262

The Company’s investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders’ equity. The interest rate swaps were carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company’s senior notes were estimated, in both years, using discounted cash flow analyses based on the Company’s incremental borrowing rates for similar types of borrowings. The borrowings under the Company’s revolving credit facility, bank lines and variable interest entities approximated their fair value.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and more than 100 weekly newspapers and other publications. The Broadcast Segment consists of 26 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment consists of all of the Company’s online enterprises and an online advergaming and game development firm.

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

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2005
Consolidated revenues	$587,849	$314,412	$20,487	$(4,811)	$917,937

Segment operating cash flow	$151,268	$90,247	$(2,504)		$239,011
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	221		(140)		81
Gain on sale of Denver	33,270				33,270
Depreciation and amortization	(22,709)	(19,390)	(1,440)		(43,539)

Segment profit (loss)	$162,050	$70,857	$(4,084)		228,823

Unallocated amounts:
Interest expense					(29,408)
Investment income – SP Newsprint					1,038
Acquisition intangibles amortization					(19,263)
Corporate expense					(37,785)
Other					(10,262)

Consolidated income before income taxes and cumulative effect of change in accounting principle					$133,143

Segment assets	$944,482	$783,253	$15,781		$1,743,516
Corporate					231,838

Consolidated assets					$1,975,354

Segment capital expenditures	$36,548	$31,045	$1,438		$69,031
Corporate					5,393

Consolidated capital expenditures					$74,424

2004
Consolidated revenues	$566,487	$323,653	$13,920	$(3,640)	$900,420

Segment operating cash flow	$152,727	$111,363	$(4,688)		$259,402
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	743		(195)		548
Depreciation and amortization	(23,370)	(18,880)	(1,448)		(43,698)

Segment profit (loss)	$130,100	$92,483	$(6,331)		216,252

Unallocated amounts:
Interest expense					(31,082)
Investment income – SP Newsprint					1,003
Acquisition intangibles amortization					(17,062)
Corporate expense					(38,732)
Other					(3,101)

Consolidated income before income taxes					$127,278

Segment assets	$936,121	$1,299,969	$16,309		$2,252,399
Corporate					227,936

Consolidated assets					$2,480,335

Segment capital expenditures	$17,695	$17,033	$683		$35,411
Corporate					2,424

Consolidated capital expenditures					$37,835

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2003
Consolidated revenues	$544,059	$286,233	$9,663	$(2,532)	$837,423

Segment operating cash flow	$148,104	$87,760	$(5,644)		$230,220
Allocated amounts:
Equity in net income of unconsolidated affiliates	709				709
Gain on sale of Hoover’s			5,746		5,746
Depreciation and amortization	(25,896)	(20,988)	(1,360)		(48,244)

Segment profit (loss)	$122,917	$66,772	$(1,258)		188,431

Unallocated amounts:
Interest expense					(34,424)
Investment loss – SP Newsprint					(5,381)
Acquisition intangibles amortization					(12,272)
Corporate expense					(37,271)
Other					(5,237)

Consolidated income before income taxes and cumulative effect of change in accounting principle					$93,846

Segment assets	$941,359	$1,313,270	$17,335		$2,271,964
Corporate					226,314

Consolidated assets					$2,498,278

Segment capital expenditures	$8,467	$19,544	$1,247		$29,258
Discontinued MGFS capital expenditures					10
Corporate					2,506

Consolidated capital expenditures					$31,774

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2005	2004	2003
Current:
Federal	$39,911	$16,614	$11,403
State	3,580	2,103	754

Total	43,491	18,717	12,157

Deferred:
Federal	5,383	25,199	21,384
State	1,858	3,177	1,259

Total	7,241	28,376	22,643

Income taxes	$50,732	$47,093	$34,800

Temporary differences, which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 25, 2005, and December 26, 2004, are as follows:

(In thousands)	2005	2004
Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$270,877	$448,592
Tax over book depreciation	92,727	97,010
Other	5,313	6,260

Total deferred tax liabilities	368,917	551,862

Deferred tax assets:
Employee benefits	(27,424)	(24,798)
Acquired net operating losses	(3,047)	(3,099)
Other comprehensive income items	(36,854)	(29,927)
Other	(3,651)	(3,923)

Total deferred tax assets	(70,976)	(61,747)

Deferred tax liabilities, net	297,941	490,115
Deferred tax assets included in other current assets	10,187	11,540

Deferred tax liabilities	$308,128	$501,655

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2005	2004	2003
Income taxes computed at federal statutory tax rate	$46,600	$44,547	$32,846
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	3,535	3,432	1,308
Other	597	(886)	646

Income taxes	$50,732	$47,093	$34,800

The Company paid income taxes of $51 million, $14.6 million and $8.5 million, respectively, net of refunds in 2005, 2004 and 2003.

The Company’s federal income tax returns have been examined by the Internal Revenue Service (IRS) or closed by statute of limitations through fiscal year 2003 and, with the exception of one issue relating to the Company’s Corporate Owned Life Insurance (COLI) plan, all significant issues have been resolved. The COLI issue is the subject of a coordinated IRS initiative, which has been asserted on a national level against many large corporate taxpayers with COLI plans. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company’s results of operations, financial position or cash flow.

During 2004, the American Jobs Creation Act of 2004 became law. The new law contains over 250 provisions, many of which impact the Company in some manner. However, the addition of the Qualified Production Activity Deduction (QPAD), which has the effect of reducing the corporate income tax rate for domestic manufacturers, had the most significant impact on the Company’s income tax provision. The QPAD is being phased in over five years beginning in 2005. The majority of the Company’s publishing operations qualify for this deduction and the provision for income taxes reflects this deduction.

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

          Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in cash or DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as an adjustment for changes in the Company’s stock price. In 2005, a benefit was recognized under the plan of $.2 million; in 2004 and 2003, expense of $.6 million and $.8 million was recognized.

Stock-based awards are granted to key employees in the form of nonqualified stock options and restricted stock under the 1995 Long-Term Incentive Plan (LTIP). The plan is administered by the Compensation Committee of the Board of Directors. Grant prices of stock options are determined by the Committee and shall not be less than the fair market value on the date of grant. Options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment, and they generally become exercisable at the rate of one-third each year from the date of grant. Restricted stock is awarded in the name of each of the participants at fair value on the date of the grant; these shares have all the rights of other Class A shares, subject to certain restrictions and forfeiture provisions. At December 25, 2005, the following shares remain restricted under the terms of the plan: 154,200 shares granted in 2005 at $63.18, 145,600 shares granted in 2003 at $56.03, 110,600 shares granted in 2001 at $51.41, and 59,800 shares granted in 1999 at $47.91. Restrictions on the shares expire no more than ten years after the date of award, or earlier if pre-established performance targets are met. All restricted stock granted prior to 1999 has been issued. The plan will continue until terminated by the Company.

Unearned compensation was recorded at the date of the restricted stock awards based on the market value of the shares. Unearned compensation, which is shown as a separate component of stockholders’ equity, is being amortized to expense over a vesting period (not exceeding ten years) based upon expectations of meeting certain performance targets. The amount amortized to expense in 2005, 2004 and 2003 was $3.3 million, $2.3 million and $2.3 million, respectively.

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

A summary of the Company’s stock option activity, and related information for the years ended December 25, 2005, December 26, 2004 and December 28, 2003, follows:

	2005		2004		2003
Options	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding-beginning of year	1,407,621	$52.74	1,302,952	$48.31	1,156,660	$44.99
Granted	379,567	63.18	344,300	63.23	355,100	56.03
Exercised	(111,564)	47.36	(228,868)	43.06	(173,144)	40.89
Forfeited	(24,600)	62.42	(10,763)	58.03	(35,664)	53.29

Outstanding-end of year	1,651,024	55.36	1,407,621	52.74	1,302,952	48.31

Price range at end of year	$2 to $63		$2 to $63		$2 to $56
Price range for exercised shares	$28 to $63		$28 to $56		$19 to $52
Available for grant at end of year	469,599		824,566		1,158,103
Exercisable at end of year	979,108		773,000		739,324
Weighted-average fair value of options granted during the year	$20.59		$25.51		$23.93

The following table summarizes information about stock options outstanding at December 25, 2005:

Options Outstanding					Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.50	8,400		*	$2.50	8,400	$2.50
31.44-32.50	96,100	1/2 year	**	31.90	96,100	31.90
46.38-51.41	475,131	5 years	***	49.78	475,131	49.78
52.06-63.23	1,071,393	8 years		60.35	399,477	57.37

2.50-63.23	1,651,024			55.36	979,108	50.72

*	Exercisable during lifetime of optionee
**	With the exception of 38,200 options which were issued on 11/17/89 for $32.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter
***	With the exception of 31,000 options which were issued on 8/21/87 for $46.50 that are exercisable during the continued employment of the optionee and for a three-year period thereafter

Note 9: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the “Plans”. The Company uses a measurement date of December 31 for the Plans.

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

Benefit Obligations

The following table provides a reconciliation of the changes in the Plans’ benefit obligations for the years ended December 25, 2005, and December 26, 2004:

	Pension Benefits		Other Benefits
(In thousands)	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at beginning of year	$365,516	$335,271	$35,880	$42,055
Service cost	13,796	12,287	295	396
Interest cost	22,440	20,841	1,866	2,059
Participant contributions	—	—	599	704
Actuarial loss (gain)	31,453	11,926	(2,832)	(4,924)
Benefit payments	(15,233)	(14,809)	(3,642)	(4,410)

Benefit obligation at end of year	$417,972	$365,516	$32,166	$35,880

The accumulated benefit obligation at the end of 2005 and 2004 was $346 million and $308 million, respectively. The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as claims and premiums are paid. As of December 25, 2005, and December 26, 2004, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $46.1 million and $43.8 million, respectively. The Plans’ benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Discount rate	5.80%	5.90%	5.80%	5.90%
Compensation increase rate	3.75	3.50	3.75	3.50

A 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005 (10% for 2004). This rate was assumed to decrease gradually each year to a rate of 5% in 2012 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company’s postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company’s accumulated postretirement benefit obligation by approximately $1 million and the Company’s net periodic cost by $50 thousand.

Plan Assets

The following table provides a reconciliation of the changes in the fair value of the Plans’ assets for the years ended December 25, 2005, and December 26, 2004:

	Pension Benefits		Other Benefits
(In thousands)	2005	2004	2005	2004
Change in plan assets:
Fair value of plan assets at beginning of year	$249,007	$208,117	$—	$—
Actual return on plan assets	14,770	19,423	—	—
Employer contributions	16,661	36,276	3,043	3,706
Participant contributions	—	—	599	704
Benefit payments	(15,233)	(14,809)	(3,642)	(4,410)

Fair value of plan assets at end of year	$265,205	$249,007	$—	$—

The asset allocation for the Company’s funded retirement plan at the end of 2005 and 2004, and the asset allocation range for 2006, by asset category, are as follows:

	Asset Allocation Range	Percentage of Plan Assets at Year End
Asset Category	2006	2005	2004
Equity securities	55%-75%	73%	73%
Fixed income securities	25%-45%	27%	27%

Total		100%	100%

As plan sponsor of the funded retirement plan, the Company’s investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The Company’s investment policy provides absolute ranges (55%-75% equity, 25%-45% fixed income) for the plan’s long-term asset mix. The Company periodically (at least annually) reviews and rebalances the asset mix if necessary. The Company also reviews the plan’s overall asset allocation to determine the proper balance of securities market capitalization, value or growth, U.S. or international, or the addition of other asset classes. Periodically, the Company evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Funded Status

The following table provides a statement of the funded status of the Plans at December 25, 2005, and December 26, 2004:

	Pension Benefits		Other Benefits
(In thousands)	2005	2004	2005	2004
Funded status:
Plan assets less than benefit obligation	$(152,767)	$(116,509)	$(32,166)	$(35,880)
Unrecognized prior-service cost	248	457	2,773	—
Unrecognized actuarial loss	161,825	127,348	434	7,354

Prepaid (accrued) benefit cost	$9,306	$11,296	$(28,959)	$(28,526)

Components of accrued benefit cost:
Accrued benefit liability	(85,308)	(62,111)	(28,959)	(28,526)
Intangible asset	649	918	—	—
Accumulated other comprehensive income	93,965	72,489	—	—

Net amount recognized	$9,306	$11,296	$(28,959)	$(28,526)

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

(In thousands)	Pension Benefits	Other Benefits	Medicare Subsidy Receipts
Employer Contributions
2006 (expectation) to participant benefits	$16,619	$3,450	$—
Expected Benefit Payments / Receipts
2006	15,015	3,450	451
2007	15,376	3,630	495
2008	16,010	3,794	534
2009	16,712	3,882	571
2010	17,926	3,841	612
2011-2015	118,849	17,077	3,645

Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2005, 2004 and 2003:

	Pension Benefits			Other Benefits
(In thousands)	2005	2004	2003	2005	2004	2003
Service cost	$13,796	$12,287	$11,074	$295	$396	$389
Interest cost	22,440	20,841	19,604	1,866	2,059	2,541
Expected return on plan assets	(24,871)	(24,617)	(21,956)	—	—	—
Amortization of prior-service cost	209	352	443	462	—	—
Amortization of net loss	7,078	4,203	—	853	168	395

Net periodic benefit cost	$18,652	$13,066	$9,165	$3,476	$2,623	$3,325

The net periodic costs were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Discount rate	5.90%	6.00%	5.90%	6.00%
Expected return on plan assets	9.00	9.00	—	—
Compensation increase rate	3.50	3.50	3.50	3.50

The reasonableness of the expected return on the funded retirement plan assets was determined by four separate analyses: 1) review of 18 years of historical data of portfolios with similar asset allocation characteristics done by a third party, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure done by a third party, 3) review of the Company’s actual portfolio performance over the past 10 years, and 4) projected portfolio performance, assuming the plan’s asset allocation range, done by a third party. Net periodic costs for 2006 will use a discount rate of 5.8%, an expected rate of return on plan assets of 8.8%, and a compensation increase rate of 3.75%.

Assumed health care cost trends can be a significant component of postretirement costs. In December of 2003 Congress passed the “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act). The Act established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that are at least actuarially equivalent to Medicare Part D. The Act reformed Medicare in such a way that the Company expects to receive these subsidy payments beginning in 2006 for continuing retiree prescription drug benefits and also expects a reduction in the rate of participation by current employees in the plan. In the second quarter of 2004, the Company adopted (retroactive to the beginning of 2004) FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2), based on guidance available at that time. This resulted in a decrease in the Company’s net periodic postretirement benefit cost of approximately $800 thousand in 2004. Final regulations implementing the Act were issued in January 2005; clarifying interpretations were released in April 2005. Based on this definitive guidance, an additional segment of the Company’s retiree population was determined to be actuarially equivalent. Accordingly, the Company recorded a $900 thousand benefit in 2005 as a reduction to its net periodic postretirement benefit cost. However, the Company’s portion of medical claims in recent years has been higher than expected resulting in additional expense in 2005 that more than offset the Medicare benefit. With respect to the Company’s postretirement benefit obligation, the favorable impact ($6.7 million) of the Medicare subsidies more than offset the effect of the higher medical claims to cause the overall reduction during 2005.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee’s salary. Eligible account balances may be rolled over from a prior employer’s qualified plan. Contributions charged to expense under the plan were $8.2 million, $7.7 million and $7.5 million in 2005, 2004 and 2003, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2005			2004			2003
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income from continuing operations available to common stock- holders before cumulative effect of change in accounting principle	$82,411	23,527	$3.50	$80,185	23,356	$3.43	$59,046	23,085	$2.56

Effect of Dilutive Securities
Stock options		121			170			159
Restricted stock and other	(68)	236		(30)	203		(52)	164

Diluted EPS
Income from continuing operations available to common stock- holders plus assumed conversions before cumulative effect of change in accounting principle	$82,343	23,884	$3.45	$80,155	23,729	$3.38	$58,994	23,408	$2.52

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next 8 years the Company is committed to purchase approximately $74.5 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced, the Company’s commitment would expire without obligation.

Capital Commitments

The Company currently has several significant projects involving new buildings and press equipment. It also is in the process of installing a new advertising system in its Publishing Division. Remaining commitments on these projects at December 25, 2005, totaled approximately $25 million.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense amounted to $6.4 million in 2005, $6 million in 2004 and $6.9 million in 2003. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2006 – $5.2 million; 2007 – $4.4 million; 2008 – $3.3 million; 2009 – $2.5 million; 2010 – $2.3 million; subsequent years – $7.4 million.

Newsprint swap

As part of its third quarter 2000 sale of Garden State Paper, the Company entered into a seven-year financial newsprint swap agreement with Enron North America Corporation (Enron). In late November of 2001 the Company terminated the newsprint swap agreement for reasons including misrepresentations made by Enron at the time the contract was signed. Enron filed for bankruptcy shortly thereafter. The Company believed that no further payments were due by either party under the agreement. Enron disputed the Company’s position, and in late 2003, filed a claim for damages and certain declaratory relief. In 2004, the Company settled this matter together with certain claims that it had made against the Enron bankruptcy estate for an amount less than it had accrued. Accordingly, the Company recorded a pre-tax gain of $6.1 million (after-tax $0.16 per diluted share) in the fourth quarter of 2004, which is included in Other, net in the accompanying Statements of Operations.

Interest

In 2005, 2004 and 2003, the Company’s interest expense related to continuing operations was $ 29.4 million (net of $0.8 million capitalized), $31.1 million (net of $0.2 million capitalized) and $34.4 million, respectively. Interest paid for all operations during 2005, 2004 and 2003, net of amounts capitalized, was $23.6 million, $28.5 million and $32 million, respectively.

Other current assets

Other current assets included program rights of $11.6 million and $13.5 million at December 25, 2005, and December 26, 2004, respectively.

Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following:

(In thousands)	2005	2004
Payroll and employee benefits	$31,311	$28,720
Program rights	12,330	14,610
Unearned revenue	21,909	20,446
Accrued settlement	—	8,750
Interest	5,902	6,142
Other	13,264	13,495

Total	$84,716	$92,163

Other, net

Other, net consisted of the following:

(In thousands)	2005	2004	2003
Gain on settlement	$—	$6,109	$—
Gain on sale of Hoover’s	—	—	5,746
Other	2,453	1,368	4,920

Total	$2,453	$7,477	$10,666

Media General, Inc.

Quarterly Review

(Unaudited, in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005
Revenues	$217,907	$233,739	$220,801	$245,490
Operating income	20,946	36,231	21,170	47,362
Income before cumulative effect of change in accounting principle	9,297	38,385	9,762	24,967
Cumulative effect of change in accounting principle	(325,453)	—	—	—
Net income (loss)	(316,156)	38,385	9,762	24,967
Income per share before cumulative effect of change in accounting principle	0.40	1.63	0.41	1.06
Income per share before cumulative effect of change in accounting principle - assuming dilution	0.39	1.61	0.41	1.05
Net income (loss) per share	(13.47)	1.63	0.41	1.06
Net income (loss) per share - assuming dilution	(13.25)	1.61	0.41	1.05

Shares traded	4,170	6,758	6,566	6,235
Stock price range	$60.41-66.20	$58.16-65.99	$56.64-69.28	$48.95-59.55
Quarterly dividend paid	$0.21	$0.21	$0.21	$0.21

2004
Revenues	$208,156	$224,890	$217,644	$249,730
Operating income	22,525	36,365	31,726	58,716
Net income	9,100	18,533	15,713	36,839
Net income per share	0.39	0.79	0.67	1.57
Net income per share - assuming dilution	0.38	0.78	0.66	1.55

Shares traded	5,357	6,401	5,256	4,633
Stock price range	$62.35-68.53	$63.84-72.48	$53.70-64.60	$53.85-65.33
Quarterly dividend paid	$0.20	$0.20	$0.20	$0.20

*	Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at January 29, 2006, was: Class A common – 1,604, Class B common – 12.
*	Includes the recognition, at the beginning of the first quarter, in 2005, of a charge related to using the direct method for valuing all intangible assets other than goodwill of $325.5 million, net of a tax benefit of $190.7 million, as the cumulative effect of a change in accounting principle resulting from the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill.

Ten-Year Financial Summary

(In thousands, except per share amounts)

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management’s Discussion and Analysis which appear elsewhere in this report.

	2005	2004	2003	2002
Summary of Operations
Operating revenues	$917,937	$900,420	$837,423	$831,582

Net income (loss)	$(243,042)	$80,185	$58,685	$(72,917)
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	325,453	—	8,079	126,336
(Income) loss from discontinued operations (b)	—	—	(964)	(1,377)
Gain on sale of MGFS (b)	—	—	(6,754)	—
Loss (gain) on sale of GSP operations (b)	—	—	—	—
Gain on sale of Cable operations (b)	—	—	—	—
Extinguishment of debt (c)	—	—	—	—
Gain on sale of The Denver Post Corporation	(33,270)	—	—	—
Investment (income) loss – unconsolidated affiliates	(1,119)	(1,551)	4,672	14,129
Other, net	(2,453)	(7,477)	(10,666)	115
Interest expense	29,408	31,082	34,424	47,874
Income taxes	50,732	47,093	34,800	33,944

Operating income	125,709	149,332	122,276	148,104
Depreciation and amortization	67,969	66,036	65,467	65,401

Operating cash flow	$193,678	$215,368	$187,743	$213,505

Per Share Data: (a) (b) (c)
Income (loss) from continuing operations	$3.50	$3.43	$2.56	$2.27
Discontinued operations	—	—	0.33	0.06
Cumulative effect of change in accounting principle	(13.83)	—	(0.35)	(5.51)

Net income (loss)	$(10.33)	$3.43	$2.54	$(3.18)

Per Share Data – assuming dilution: (a) (b) (c)
Income (loss) from continuing operations	$3.45	$3.38	$2.52	$2.24
Discontinued operations	—	—	0.33	0.06
Cumulative effect of change in accounting principle	(13.63)	—	(0.35)	(5.44)

Net income (loss)	$(10.18)	$3.38	$2.50	$(3.14)

Other Financial Data:
Total assets (d)	$1,975,354	$2,480,335	$2,498,278	$2,458,534
Working capital	72,459	43,976	48,218	49,051
Capital expenditures	74,424	37,835	31,774	37,903
Total debt (d)	485,304	533,280	627,289	642,937
Cash dividends per share	0.84	0.80	0.76	0.72

	2001	2000	1999	1998	1997	1996
Summary of Operations
Operating revenues	$801,620	$825,090	$689,101	$685,469	$639,593	$489,445

Net income (loss)	$18,204	$53,719	$881,316	$70,874	$(10,490)	$70,498
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (a)	—	—	—	—	—	—
(Income) loss from discontinued operations (b)	(1,491)	2,521	(6,362)	(23,977)	(14,485)	(15,232)
Gain on sale of MGFS (b)	—	—	—	—	—	—
Loss (gain) on sale of GSP operations (b)	(280)	13,774	—	—	—	—
Gain on sale of Cable operations (b)	—	(8,286)	(798,719)	—	—	—
Extinguishment of debt (c)	—	—	2,128	—	101,613	—
Gain on sale of The Denver Post Corporation	—	—	(30,983)	—	—	—
Investment (income) loss – unconsolidated affiliates	(19,949)	(5,131)	(9,067)	(22,193)	(21,037)	(27,188)
Other, net	8,414	(15,479)	(11,436)	34	(1,401)	5,239
Interest expense	54,247	42,558	45,014	61,027	59,131	12,680
Income taxes	12,170	38,323	49,914	26,419	(13,363)	30,176

Operating income	71,315	121,999	121,805	112,184	99,968	76,173
Depreciation and amortization	113,625	101,473	72,398	69,025	65,898	32,544

Operating cash flow	$184,940	$223,472	$194,203	$181,209	$165,866	$108,717

Per Share Data: (a) (b) (c)
Income (loss) from continuing operations	$0.72	$2.58	$2.88	$1.76	$(0.95)	$2.10
Discontinued operations	0.08	(0.33)	30.37	0.91	0.55	0.58
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$0.80	$2.25	$33.25	$2.67	$(0.40)	$2.68

Per Share Data – assuming dilution: (a) (b) (c)
Income (loss) from continuing operations	$0.71	$2.55	$2.84	$1.74	$(0.94)	$2.08
Discontinued operations	0.08	(0.33)	29.94	0.89	0.54	0.57
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net income (loss)	$0.79	$2.22	$32.78	$2.63	$(0.40)	$2.65

Other Financial Data:
Total assets (d)	$2,645,582	$2,672,805	$2,396,394	$1,973,366	$1,870,221	$1,025,484
Working capital	62,541	58,339	167,546	29,129	34,716	13,373
Capital expenditures	58,122	45,731	65,788	59,933	43,728	28,510
Total debt (d)	777,662	822,077	59,838	928,101	900,140	276,318
Cash dividends per share	0.68	0.64	0.60	0.56	0.53	0.50

(a)	Includes the recognition in March of 2005 of a charge related to using the direct method for valuing all intangible assets other than goodwill of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill. Also includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
(b)	The Company sold Media General Financial Services in October 2003 and reported a gain of $6.8 million (net of a tax benefit of $3.9 million), sold its Garden State Paper operation in September 2000 and reported a loss of $13.5 million (net of a tax benefit of $6.1 million), including a small favorable adjustment in 2001, and sold its Cable Television operations in October 1999 and reported a gain of $807 million (net of income taxes of $513.6 million), including a small favorable adjustment in 2000. All prior periods have been restated to reflect these items as discontinued operations (net of tax).
(c)	In 1999 the Company incurred a charge of $2.1 million, representing the cost associated with the termination of interest rate swaps, while in 1997 the Company incurred a charge of $101.6 million, representing the debt repayment premium and write-off of associated debt issuance costs related to the redemption of debt assumed in a January 1997 acquisition.
(d)	Upon adoption of EITF Topic D-108 in 2005, the Company increased the carrying amount of FCC license intangible assets by $111.5 million with a corresponding increase to deferred tax liabilities; all prior periods have been restated to conform with the current year’s presentation. Upon adoption of FASB Interpretation 46 in July 2003, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.