Form 10-K, Exhibit 13
period 2006-12-31
MEDIA GENERAL INC
filed 2007-02-27
CIK 216539

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Five-Year Financial Summary found elsewhere in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States. Its mission is to be the leading provider of high-quality news, information and entertainment in the Southeast by continually building its position of strength in strategically located markets. The Company garners this strength through organic growth, the development of products and services that are both unique and relevant to its customers, and through strategic acquisitions which focus on expanding its footprint in the Company’s chosen southeastern market without ignoring expansion opportunities in other burgeoning markets. The Company implements its strategy and manages its operations through three business segments: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and more than 150 other publications, 23 network-affiliated television stations, and it operates more than 75 online enterprises.

The Company seized strategic opportunities in 2006 which included the acquisition of four NBC owned and operated television stations as well as the disposition of several CBS stations in markets which were not strategically aligned with the Company’s vision. The stations acquired included: WNCN in Raleigh, North Carolina; WCMH in Columbus, Ohio; WVTM in Birmingham, Alabama; and WJAR in Providence, Rhode Island. This acquisition expanded the Company’s southeastern footprint to include the key Raleigh-Durham market. It also added stations to the Company’s portfolio in growing markets which are expected to enhance margins in the Broadcast Division and to better balance overall contributions to revenue and operating profits between the Broadcast and Publishing operations. The divested stations included: KWCH in Wichita, Kansas (including that station’s three satellites); WIAT in Birmingham, Alabama (as agreed upon when granted FCC approval for the purchase of WVTM in Birmingham); WDEF in Chattanooga, Tennessee; and KIMT in Mason City, Iowa.

Media General relies heavily on advertising from all three of its segments as a primary source of revenue. The distribution of advertising revenues in the United States continues to shift among numerous media, as well as many new entrants, causing increased competition. While internet advertising growth rates have been the highest of all media, that growth is from a relatively small base. The Company’s Interactive Media Division has capitalized on this trend posting a 22% advertising revenue increase over 2005. The Company has partnered with Yahoo!HotJobs and several other Publishing companies that represent more than 200 newspapers in the online classified employment arena. Full transition to this new platform will be completed later in 2007. The Company initially expects higher revenues and expense with minimal effect on profit in 2007; the benefit to the bottom line is expected in 2008 and beyond. While speculation continues to exist regarding the pace and intensity of a shift away from traditional print advertising, the Company believes that newspaper advertising will remain a significant and valuable source of revenues. Although newspaper circulation in the publishing industry has experienced a slow erosion with the availability of information from so many competing mediums, the Company actively pursues all means of sustaining and growing its circulation. Through content innovation, the Company’s newspapers are committed to strengthening their relevance and community interest which resulted in increased Sunday or daily circulation at seven of the Company’s newspapers in 2006. The Company remained at the top of its peer group for total revenue and advertising revenue growth in 2006, and was the leader in Retail revenue growth, an achievement that is largely attributable to the introduction of targeted new products.

Advertising at the Broadcast Division can be significantly impacted by events like the Olympics and the Super Bowl, as well as national and statewide political races which generate additional advertising dollars. These events, or their absence in a given year, cause a certain cyclicality in the Company’s Broadcast revenues as even-numbered years tend to flourish from an influx of Political revenues combined with the presence of Olympics advertising. The following graph shows Political advertising as a percentage of total time sales, clearly demonstrating how Political advertising contributes to this cyclicality.

Accordingly, 2006 was a banner year for the Broadcast Division as it reaped the benefits of more than $50 million in Political advertising revenues (including $20 million from the newly acquired NBC stations).

Newsprint prices also influence the Company’s results in two fundamental ways. First, the Company owns a one-third interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer with a manufacturing capacity of over one million short tons annually. Second, newsprint expense represents a significant portion of the Publishing Division’s total costs (approximately 14% to 15% in each of the last three years). While higher newsprint prices are beneficial to SPNC, as they typically translate into increased profits, they are detrimental to the Publishing Division because they increase production costs. The Company’s share of SPNC’s annual production is approximately 350,000 short tons, which is more than twice the approximate annual newsprint consumption of its newspapers. Consequently, each $1/ton change in newsprint selling price (absent other changes) affects the Company’s net income by approximately $135 thousand annually.

Newsprint prices have historically been driven by the economics of supply and demand. After hitting a 20-year low in 2002, newsprint prices rose steadily over the last three and one-half years, before leveling out in mid-2006 as shown in the accompanying graph. The Company expects the downturn in prices that began in the fourth quarter of 2006 will continue throughout 2007 due to a reduction in newsprint consumption on an industry-wide basis as many publishing companies are experiencing sluggish circulation volumes, have switched to lighter weights of newsprint and are becoming more focused on newsprint conservation efforts, all of which contribute to lower demand. The financial results of SPNC in 2004 and 2006 reflected the rising prices shown below; however, SPNC’s 2005 results ran counter to this trend, as increased energy costs stifled higher revenues. In 2004, the Company’s share of SPNC’s income was $1 million. Despite higher newsprint prices in 2005, the Company’s share of SPNC’s income remained at $1 million due to soaring energy costs which essentially offset rising newsprint prices. However, 2006 results rebounded as SPNC’s operations reflected that year’s improved newsprint prices and the Company recorded $10.5 million as its share of SPNC’s income (despite energy cost levels similar to those of 2005).

The Company continues to participate actively in the Federal Communications Commission’s (FCC) review of its media ownership regulations. In 2003, the FCC passed new rules that would have allowed common-ownership of broadcast television stations and newspapers in all large markets, and would have allowed cross-ownership on a more limited basis in all but the smallest markets. However, after a remand by the courts, the new rules are back at the FCC for reconsideration and, in mid-2006, the FCC re-opened its media ownership proceedings. The Company believes the old regulations, which date from 1975 (and the revised rules to a lesser degree) do not reflect the realities of the current media marketplace and impinge on the Company’s First Amendment rights. The Company’s filings with the FCC argue for complete repeal of the 1975 rule across all markets. A favorable outcome would facilitate greater opportunities for the Company to expand its convergence efforts in the Southeast. The Company believes that uncertainty about media ownership issues has had the effect of dampening the acquisition market in recent years as buyers and sellers have waited for the FCC to provide clarity. Unfortunately, there is no near-term resolution in sight. While the process continues, the Company has sought license renewals and waivers from the FCC in the markets where cross-ownership remains an issue. The Company will continue to evaluate attractive acquisition opportunities as they emerge and anticipates continuing to expand its reach in a complementary and disciplined fashion.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires that management make various estimates and assumptions that have an impact on the assets, liabilities, revenues, and expenses reported. The Company considers an accounting estimate to be critical if that estimate requires assumptions be made about matters that were uncertain at the time the accounting estimate was made, and if changes in the estimate (which are reasonably likely to occur from period to period) would have a material impact on the Company’s financial condition or results of operations. The Audit Committee of the Board of Directors has reviewed the development, selection and disclosure of these critical accounting estimates. While actual results could differ from accounting estimates, the Company’s most critical accounting estimates and assumptions are in the following areas:

Intangible assets

The Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing discounted cash flow models. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth-quarter 2006 tests indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company’s performance and overall market conditions, future impairment charges are possible.

The Company also periodically reevaluates the remaining useful life of its finite-lived intangible assets. Effective at the beginning of the fourth quarter of 2004, the Company reevaluated the remaining useful life of its network affiliation intangible assets (previously 40 years) and determined that the life should be 25 years because this was deemed to be the length of time before a material modification of the underlying contract would occur. Because of this change approximately $1.9 million of lower amortization expense was recorded in the first three quarters of 2004 related to network affiliation intangible assets.

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

A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2006 of approximately $2.9 million. A one percentage-point increase or decrease in the discount rate would have raised or lowered by approximately $7.5 million the plans’ 2006 expense and would have changed the plans’ projected obligations by approximately $65 million as of the end of 2006. Effective for fiscal 2007, the Company redesigned its defined benefit and defined contribution retirement plans and also added certain new employee benefit programs. The changes included: freezing the service accrual in the defined benefit retirement plan for existing employees (while closing this plan to new employees), increasing the maximum company match in the 401(k) defined contribution plan to 5% from 4% of an employee’s earnings, adding a profit sharing feature to the 401(k) plan, and establishing new retiree medical savings accounts. The Company took these steps to reduce the volatility of future pension expense and contributions while continuing to offer competitive retirement benefits to its employees. Beginning with its fiscal 2006 year-end financial statements, the Company adopted Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FAS statements No. 87, 88, 106, and 132(R), and its balance sheet now reflects the funded status of the Company’s defined benefit pension and other postretirement benefit plans.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $19 million at December 31, 2006) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from the estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits. The Company will adopt Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, in the first quarter of 2007. This interpretation requires that income tax positions recognized in an entity’s tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. If subsequent information becomes available that changes the more-likely-than-not assessment of either a previously unrecognized or recognized tax benefit, the corresponding tax benefit or expense would be recorded in the period in which the information becomes available. The Company does not expect the adoption of FIN 48 to have a material impact on its financial position.

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

RESULTS OF OPERATIONS

Net income

The Company recorded net income of $79 million in 2006, a net loss of $243 million in 2005, and net income of $80 million in 2004. In order to facilitate a meaningful review of comparative results spanning the last three years, several items merit separate consideration. As discussed previously, the Company sold several CBS stations in 2006 resulting in a net gain of $11 million ($0.46 per diluted share); the following discussion focuses only on results from continuing operations for all years presented. Unless otherwise indicated, results of the four newly acquired NBC stations (which contributed approximately $20 million in pretax broadcast operating profits) are also excluded to provide relevant year-over-year comparisons. See Note 2 for a detailed discussion of the Company’s 2006 acquisitions and divestitures. Additionally, fiscal 2006 included an extra (53rd) week, the estimated impact of which merits consideration in several instances in the following analysis. Results for 2005 were substantially impacted by the January adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, which requires the use of a direct method for valuing all acquired intangible assets other than goodwill. The direct method resulted in recording a cumulative effect of change in accounting principle charge of $325.5 million ($13.63 per diluted share) in the first quarter of 2005. See Note 3 for a full discussion of this accounting change. Also influencing 2005 results was the sale of the Company’s 20% interest in The Denver Post Company to MediaNews Group, Inc., which resulted in an after-tax gain of $19.4 million ($0.81 per diluted share).

         Excluding the Denver gain, income in 2006 from continuing operations before the cumulative effect of the change in accounting principle rose $3.7 million (6%) over the prior year. Factors which fueled this increase included a 23% rise in Broadcast operating income due to vigorous Political advertising, a nine-fold increase in the Company’s share of SPNC’s results (primarily attributable to higher newsprint selling prices), and a 53rd week in the year which accounted for approximately $2.5 million in additional income. Conversely, several items served to temper these increases including a 65% rise in interest expense and an 11% increase in intangibles amortization, both overwhelmingly due to the acquisition of the NBC stations. The Publishing Division suffered a 7.5% decline in operating profits as slightly higher advertising revenues were unable to offset higher divisional expenses. Also negatively impacting results was $5.6 million of non-cash stock option expense recorded in 2006 as a result of the required adoption of Statement 123(R) (discussed more fully below).

In January 2006, the Company adopted FASB Statement 123(R), Share-Based Payment, under which share-based transactions are accounted for using a fair-value-based method to recognize non-cash compensation expense. Prior to adoption, the Company’s stock-based compensation plans were accounted for in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, under which stock options were valued using the Black-Scholes option-pricing model. The Company adopted Statement 123(R) using the modified prospective method, at which time it also switched to using a binomial lattice model to value its stock options. The Company estimated its volatility factor based on its historical volatility over the contractual term of the options using historical data to derive the option’s expected life and employee forfeiture rates. As noted above, in 2006 the Company recognized compensation expense of $5.6 million ($3.6 million after taxes) related to stock options as a result of adopting Statement 123(R). As of December 31, 2006, there was $5.3 million of total unrecognized cost related to employee stock options and $12.9 million of total unrecognized cost related to Performance Accelerated Restricted Shares which are expected to be recognized over a weighted-average period of 1.8 years and 5 years, respectively. Results for prior periods have not been restated. See Note 8 for a complete discussion on the adoption of this standard.

Excluding the Denver gain, income from continuing operations before the cumulative effect of change in accounting principle of

$61.7 million in 2005 was down $15.5 million from 2004. This year-over-year decline was primarily attributable to a 22.7% decrease in Broadcast Division operating profits due to the $34.2 million drop in Political advertising revenues, as well as the absence of $5 million in Olympics-related advertising. The Publishing and Interactive Media Divisions played a much smaller role in shaping the Company’s year-over-year overall results. Again excluding the Denver gain, Publishing Division operating profits were down nominally from the prior year, while the Interactive Media Division reduced its operating loss by $2.3 million (36.3%) compared to 2004. Other dynamics which influenced the year’s results included a 12.9% increase in intangibles amortization (principally due to the shortening of network affiliation intangible asset useful lives from 40 to 25 years in the fourth quarter of 2004), and a 5.4% reduction in interest expense (lower average debt levels more than offset higher rate). The Company’s share of SP Newsprint’s results was virtually level with the 2004 results, as higher selling prices barely outpaced increased raw material costs and significantly higher energy expense.

Publishing

Excluding the Denver gain, operating income for the Publishing Division was down $9.6 million in 2006 as compared to the prior year. A $13.3 million increase in revenues was more than offset by higher operating expenses. This revenue improvement was aided by a 53rd week in 2006 which contributed approximately $10.5 million across various revenue categories. As illustrated by the following chart, Classified revenues remained the Division’s growth engine, with Retail advertising developing into a close contender. Due in large part to the strength of these two advertising categories, 2006 marked the fourth consecutive year in which the Division posted year-over-year growth in overall revenues. Classified advertising revenues rose 4.4% and contributed 60% of the total advertising growth due primarily to explosive real estate advertising and the extra week. Retail advertising improved nearly 4% and reflected new revenue initiatives and consistent growth in several categories, particularly home improvement, as well as the extra week. Conversely, National advertising labored due to weakness in the telecommunications category (which spilled over from 2005) and in the automotive category. Circulation revenues fell below the prior-year level due to a change in wholesale rates to independent carriers in some markets, for which there was a corresponding expense decrease, as well as to small volume declines.

Publishing Division operating expenses increased $22.7 million in 2006 over the previous year, which included approximately $8 million of additional expense associated with this year’s 53rd week. A 4.5% rise in compensation and employee benefit costs accounted for the largest portion of this increase due to the extra week and to normal salary increases combined with higher retirement costs. Despite a leveling off of newsprint prices for the latter half of 2006, newsprint expense was up 4.6% in the year as average newsprint prices increased $74 per short ton over 2005’s average prices. Reduced newsprint consumption due to switching to lighter weight newsprint, concerted conservation efforts and decreased circulation volumes helped to significantly offset these higher newsprint prices as well as the impact of the extra week. Additionally, depreciation and amortization expense rose 9.5% in 2006 as a result of two new printing facilities and a new advertising system, as well as accelerated depreciation related to the reduction of web-widths on printing presses.

        Excluding the Denver gain, operating income for the Publishing Division showed minimal movement in 2005 from the prior year; a $21.4 million increase in revenues was more than offset by higher operating expenses. Classified advertising revenues rose over 8% and contributed three-quarters of the division’s revenue gain in 2005 on the strength of robust employment advertising in almost all markets. Retail and National revenues were both up 3.1%, reflecting modest, but consistent growth. In 2005, Retail advertising benefited from increases in the financial and medical categories as well as solid growth in preprints. National advertising began 2005 with a flourish (primarily in the telecommunications category) but softened significantly in the latter part of the year, although still outperforming 2004. Additionally, small volume decreases at most newspapers combined with a change in wholesale rates to independent carriers in some markets (for which there was a parallel expense decrease) led to lower Circulation revenues in 2005 as compared to the prior year.

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

Broadcast

Broadcast results for 2006 included the four NBC stations which the Company acquired in the second half of the year. These stations contributed $60.1 million in revenues and $19.6 million in operating profits to the Division. As their integration into the Division’s existing framework continues to progress and evolve, the Company looks forward to their future contributions. As mentioned earlier, for purposes of the remainder of this discussion and for the chart that follows, results of the acquired stations as well as discontinued operations are excluded.

In 2006, Broadcast Division operating profits exceeded the prior year by $15 million (22.9%) as the direct result of a $28.5 million (10.4%) increase in revenues. These strong results were bolstered by a 53rd week which augmented operating profits and revenues by approximately $1.7 million and $6 million, respectively. Robust advertising time sales, driven predominantly by a surge in Political advertising, significantly outpaced higher operating expenses. As illustrated in the following chart, advertising revenues rose in all categories over the past two years (with the exception of Political advertising in 2005’s off-election year). In 2006, Political advertising revenues contributed nearly 85% of the Division’s increase in overall advertising time sales (up 12.4%) as campaign spending was in full throttle for gubernatorial, Senate, House, and state and local races in this election year. Despite the vast majority of advertising dollars being channeled into Political advertising in 2006, Local and National garnered a respectable share of advertising revenues as they showed improvement on the strength of the telecommunications and services categories.

The Broadcast Division’s total advertising sales consistently outperformed that of the industry throughout 2006 and 2005. According to the Television Bureau of Advertising (a not-for-profit trade association of America’s broadcast television industry), time sales across the broadcast industry for 2006 (including Political revenues in either National or Local, as appropriate) increased 8.6% as compared to the Division’s stronger 11.3% increase; industry results for 2005 dropped 5.7% from 2004 in contrast to the Division’s smaller 3.2% decline. This better-than-industry revenue performance was driven by the Division’s robust Political advertising in 2006 and its outstanding Local time sales in 2005. The Division’s National time sales were below the industry average in 2005, largely a reflection of the exceptionally strong 2004 Political advertising garnered by the division’s TV stations, but regained a foothold in 2006 as sales exceeded the industry average. The following chart illustrates the Division’s performance by category over the last two years as compared to the industry:

	2006 vs. 2005		2005 vs. 2004
Time Sales	Industry Growth	Media General Growth	Industry Decline	Media General Growth/(Decline)
Local	4.4%	5.9%	(1.7)%	6.7%
National	15.8%	21.7%	(11.7)%	(18.0)%
Total	8.6%	11.3%	(5.7)%	(3.2)%

Broadcast Division operating expenses increased $13.5 million in 2006 over the previous year, which included approximately $4.3 million of additional expense associated with this year’s 53rd week. The primary factor driving the increase was higher employee compensation and benefit costs which grew approximately 6% due to merit pay raises and increased sales commissions associated with new business including the extra week. Programming costs were up 10% due in large part to the extra week and higher syndication costs. Another dynamic which contributed to the Division’s higher expense level was the near completion of its government-mandated conversion to broadcast high definition television, which translated into increased depreciation on the new equipment and higher electricity costs associated with operating the new transmitters and other digital equipment.

Broadcast operating profits declined $19.3 million in 2005 due to the near absence of Political revenues. A predictable, but nonetheless large, decline in Political revenues necessitated an increase in operating expenses as the Division worked to replace not only Political revenues, but also $5 million in 2004 Olympics-related advertising revenues. Despite the challenges presented in this odd-numbered year, revenue declines were limited to $9.9 million, as higher Local advertising softened much of the blow from lower Political revenues. Aggressive sales development initiatives drove the robust Local time sales due to strength in nearly all categories, particularly furniture and financial. National advertising revenues rose modestly in 2005; results by category were mixed as strong corporate and home improvement advertising more than offset weaker fast food and automotive ad revenues to produce the improved performance.

Broadcast operating expenses rose $9.4 million in 2005 as compared to the prior year. The primary factor driving this increase was higher employee compensation and benefit costs which grew 7.1% due to annual salary increases, sales commission growth associated with new business, increased retirement plan expense, and higher health care costs. Increased sales-related expenses (including higher customer sales incentives and increased consulting fees related to new business development initiatives), as well as costs associated with Hurricanes Katrina and Rita, also adversely impacted Broadcast operating expenses.

Interactive Media

The 2006 purchase of the four NBC television stations included their associated websites. In addition to contributing more than $1 million in revenues to the Interactive Media Division (IMD), the newly acquired online operations also produced a small operating profit. For purposes of the remainder of this discussion and for the chart that follows, results from both the acquired NBC websites as well as the discontinued CBS website operations are excluded. The primary components comprising the Interactive Media Division were the website group associated with newspapers and television stations (the online group), the advergaming business which was purchased in the third quarter of 2005 (Blockdot), and the equity income or loss and the write-downs recorded on the Company’s portion of its interactive investments.

The Interactive Media Division’s 2006 results were heavily impacted by a $.7 million write-down (to reflect the estimated fair value) of the Division’s investment in a company that produces interactive entertainment and to which the Company has licensed proprietary game content. Absent this write-down, the Division reduced its operating loss by 21.5%. Results of its online group improved 25% in that same period, while Blockdot’s operating loss rose slightly over the prior year. Divisional revenues grew by 28% in 2006 with the online group supplying the lion’s share of the year-over-year improvement. The 53rd week in 2006 generated $.3 million in revenues, but also spawned a $.2 million operating loss in that period as the result of higher expenses. As illustrated by the following chart, advertising revenues rose in all categories over the past two years. Classified advertising rose more than 15% in 2006 and remained the foundation for the Division’s revenue improvement as upsell arrangements and other classified products continued to thrive. Under these arrangements, customers pay an additional fee to have their classified advertisement placed online simultaneously with its publication in the newspaper. National and Local advertising have displayed consistent improvement since the Division’s inception and have developed into valuable contributors to the IMD’s revenue performance.

IMD’s operating expenses were up $5 million in the year, predominantly resulting from higher employee compensation and benefits expense due to additional staffing in key areas, higher sales-related commissions (commensurate with higher revenues) and annual salary increases. Additionally, higher costs were incurred as the Division strives to expand its advergaming business by investing in its infrastructure and by attracting, as well as retaining, high-quality employees.

The Interactive Media Division reduced its operating loss by 36.3% in 2005 from 2004. Revenues increased $6.6 million (47.6%), with two-thirds of the increase coming from Classified advertising. Classified advertising has grown dramatically since the Division’s inception in 2001, with all years up to and including 2005 producing year-over-year improvements of nearly 50% or greater. Local and National advertising also made solid contributions to divisional revenue improvement. Operating expenses were up $4.3 million in 2005, predominantly resulting from higher employee compensation and benefits expense due to sales positions being filled, additional sales-related commissions and annual salary increases.

Beginning with the 2001 formation of the Interactive Media Division, the Company anticipated associated divisional losses for several years as innovative products were developed and acquired, advertiser relationships were cultivated, and the infrastructure to support the Division was formed. The Interactive Media Division remains focused on expanding product offerings, securing and retaining talented personnel, driving revenue growth with innovative products and services, and enhancing content and design across all the Company’s online enterprises. The Division’s performance continues to progress as demonstrated by consistent profitability since 2004 at the Company’s two largest online enterprises, TBO.com and TimesDispatch.com. Several of the Division’s smaller online enterprises also improved upon their profitability this year.

Interest expense

Interest expense increased $19.1 million in 2006 from the prior year due primarily to an increase in average debt outstanding of $235 million as a result of additional borrowings associated with the acquisition of the four NBC stations. An increase in the Company’s average effective rate of 74 basis points to 6.57% was attributable to year-over-year changes in LIBOR (which influences interest rates on the Company’s revolving credit facility) and also contributed to the rise in interest expense.

In the third quarter of 2006, the Company entered into three interest rate swaps (where it pays a fixed rate and receives a floating rate) to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. These interest rate swaps are cash flow hedges with notional amounts totaling $300 million and maturities of either three or five years. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company’s $300 million bank term loan. These swaps effectively convert the Company’s variable rate bank term loan to fixed rate debt with a weighted average interest rate approximating 6.4% at December 31, 2006. Toward the end of the first quarter of 2004, the Company had two swaps with notional amounts totaling $100 million which matured, leaving two remaining swaps with notional amounts of $50 million each, which matured in the first quarter of 2005. These interest rate swaps were cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt.

Income taxes

The Company’s effective tax rate on income from continuing operations was approximately 37%, 38% and 37% in 2006, 2005 and 2004, respectively. The reduced year-to-date tax rate in 2006 was primarily due to increased fuel credits generated by SP Newsprint as well as the absence of the gain from the 2005 sale of the Company’s 20% interest in Denver which had a relatively higher effective rate. The 2005 increase was primarily driven by the Denver gain. See Note 1 regarding the pending adoption of Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.

LIQUIDITY

In June 2006, the Company amended certain provisions of its $1 billion revolving credit facility to lower borrowing margins and extend its maturity into 2011. In the third quarter of 2006, it also entered into a five-year $300 million variable-rate bank term loan agreement with essentially the same syndicate of banks and that has the same limited covenants as its revolving credit facility (together the “Facilities”). The Company drew down the full bank term loan and redeemed its $200 million senior notes which matured on September 1, 2006; the remainder was used to pay down revolver debt. As shown in the following table, at the end of 2006 there were borrowings of $505 million outstanding under the revolving credit facility and $300 million outstanding under the term loan. The Company also had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) in which it has controlling financial interest by virtue of certain real property leases. The Company anticipates purchasing the facilities by using existing capacity under its revolving credit facility when the debt associated with the VIEs matures in the first quarter of 2007. The Facilities have both interest coverage and leverage ratio covenants. These covenants, which involve debt levels, interest expense, and EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity under the Facilities. The Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward.

The Company expects net cash flows from operations over the next year to provide it with sufficient resources to manage working capital needs, pay dividends, and finance capital expenditures; it will look to the unused portion of its credit facilities, if necessary, to fund new growth opportunities. Major capital expenditures in 2007 will include new television studios at the Company’s Myrtle Beach and Augusta stations, as well as press and production projects at the Company’s Publishing operations in Lynchburg and Winston-Salem.

The Company typically generates strong net cash from operations. In 2006, the Company used cash generated from operating activities and from financing activities, along with proceeds of $135 million generated from the sale of certain CBS stations, to purchase four NBC-affiliated television stations and a small weekly newspaper for a combined $611 million and to make capital expenditures of $94 million. Additionally, the Company made a $15 million contribution to its retirement plan and paid dividends to stockholders of $21 million. The Company’s philosophy is to use excess cash flow to repay debt, which has the effect of strengthening the balance sheet. With the absence of major acquisitions from 2001 to 2004, the Company executed this philosophy and aggressively reduced debt in those years. A stronger balance sheet enhances the Company’s ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to take advantage of attractive strategic opportunities.

The Company does not have material off-balance sheet arrangements. The table that follows shows long-term debt and other specified obligations of the Company:

	Payments Due By Periods
(In millions)	Total	2007	2008 2009	2010 2011	2012 and beyond
Contractual obligations
Long-term debt:
Revolving credit facility	$505.0	$—	$—	$505.0	$—
Term loan facility	300.0	—	—	300.0	—
Borrowings of VIEs	95.3	95.3	—	—	—
Other	16.0	16.0	—	—	—
Operating leases[1]	35.1	7.0	10.1	7.3	10.7
Broadcast film rights[2]	80.2	16.9	37.8	23.5	2.0
Estimated benefit payments from Company assets[3]	71.5	5.5	11.9	13.8	40.3
Purchase obligations[4]	211.7	147.4	36.1	17.4	10.8

Total specified obligations	$1,314.8	$288.1	$95.9	$867.0	$63.8

[1]	Minimum rental commitments under noncancelable lease terms in excess of one year.
[2]

Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.

[3]	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2016.
[4]

Includes: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, and 3) significant non-ordinary course contract-based obligations.

OUTLOOK FOR 2007

In an odd-numbered year such as 2007, the Company will be challenged to replace certain significant sources of revenue, most notably in the Broadcast Division. The Company faces the daunting task of replacing more than $50 million in Political revenues. The Broadcast Division has developed plans to drive new revenue growth and create operating efficiencies through new business initiatives, optimization of its digital capacity and cost savings garnered from the centralization of certain production functions; however, a shortfall from the prior year is still anticipated. Newsprint prices are expected to decline in 2007 and raw material costs have risen sharply in recent months, all of which has the potential to significantly impact the Company’s share of SP Newsprint’s results. Interest expense will rise due to the higher level of borrowings associated with the NBC acquisition. The Publishing Division is optimistic that a rebound in advertising in the second half of the year coupled with lower newsprint prices will enable it to surpass 2006 operating profits. The Company looks forward to the continued integration of the new NBC stations into the Division’s existing framework, as well as to a better profit contribution mix between the Broadcast and Publishing operations. The Company plans to strengthen its client base and increase long-term shareholder value through strategic initiatives, while looking to expand its reach across the Southeast in a complementary and disciplined fashion.

*   *   *   *   *   *   *

Certain statements in this annual report that are not historical facts are “forward-looking” statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding acquisitions and dispositions, newsprint prices, pension and post-retirement plans, advertising levels and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company “believes,” “anticipates,” “expects,” “estimates,” “intends,” “projects,” “plans,” “hopes” and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements.

        These forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections including, without limitation: changes in advertising demand, changes to pending accounting standards, changes in circulation levels, changes in relationships with broadcast networks, the availability and pricing of newsprint, fluctuations in interest rates, changes in energy costs, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax law, natural disasters, and the effects of new credit facilities, acquisitions, investments and dispositions on the Company’s results of operations and its financial condition.

Report of Management on Media General, Inc.’s

Internal Control over Financial Reporting

Management of Media General, Inc., (the Company) has assessed the Company’s internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 31, 2006, the Company’s system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

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

January 30, 2007

/s/ Marshall N. Morton	/s/ John A. Schauss	/s/ O. Reid Ashe Jr.
Marshall N. Morton	John A. Schauss	O. Reid Ashe Jr.
President and Chief Executive Officer	Vice President-Finance	Executive Vice President
	and Chief Financial Officer	and Chief Operating Officer

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Media General, Inc.

We have audited management’s assessment, included in the accompanying Report of Management on Media General, Inc.’s Internal Control over Financial Reporting, that Media General, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Media General, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 31, 2006, and December 25, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 31, 2006, and our report dated January 30, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
January 30, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 31, 2006, and December 25, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 31, 2006, and December 25, 2005, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to comply with the accounting provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment.

As discussed in Note 9 to the consolidated financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other postretirement plans to comply with the accounting provisions of Financial Accounting Standards Board Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans.

As discussed in Note 3 to the consolidated financial statements, in 2005 the Company changed its method of accounting for certain indefinite-lived intangible assets to comply with the accounting provisions of Emerging Issues Task Force Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Media General, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
January 30, 2007

Media General, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 31, 2006 (53 weeks)	December 25, 2005	December 26, 2004
Revenues	$983,189	$876,377	$859,516
Operating costs:
Production	420,368	372,453	356,467
Selling, general and administrative	350,246	318,341	298,053
Depreciation and amortization	71,096	61,971	60,408

Total operating costs	841,710	752,765	714,928

Operating income	141,479	123,612	144,588

Other income (expense):
Interest expense	(48,505)	(29,408)	(31,082)
Investment income - unconsolidated affiliates	10,598	1,119	1,551
Gain on sale of investment in The Denver Post Corporation	—	33,270	—
Other, net	323	2,454	7,477

Total other income (expense)	(37,584)	7,435	(22,054)

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	103,895	131,047	122,534
Income taxes	38,493	49,934	45,338

Income from continuing operations before cumulative effect of change in accounting principle	65,402	81,113	77,196
Discontinued operations:
Income from discontinued operations (net of income taxes of $1,669 in 2006, $799 in 2005 and $1,755 in 2004)	2,611	1,298	2,989
Net gain on sale of discontinued operations (net of income taxes of $ 6,748)	11,029	—	—
Cumulative effect of change in accounting principle (net of income tax benefit of $190,730)	—	(325,453)	—

Net income (loss)	$79,042	$(243,042)	$80,185

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$2.77	$3.45	$3.30
Income from discontinued operations	0.58	0.05	0.13
Cumulative effect of change in accounting principle	—	(13.83)	—

Net income (loss)	$3.35	$(10.33)	$3.43

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$2.75	$3.40	$3.25
Income from discontinued operations	0.57	0.05	0.13
Cumulative effect of change in accounting principle	—	(13.63)	—

Net income (loss)	$3.32	$(10.18)	$3.38

Notes to Consolidated Financial Statements begin on page 36.

Media General, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

	December 31, 2006	December 25, 2005

ASSETS
Current assets:
Cash and cash equivalents	$11,930	$14,977
Accounts receivable (less allowance for doubtful accounts 2006 - $6,568; 2005 - $ 5,891)	139,538	117,638
Inventories	9,650	7,808
Other	41,630	33,649
Assets of discontinued operations	—	115,100

Total current assets	202,748	289,172

Investments in unconsolidated affiliates	84,854	83,227

Other assets	71,117	57,377

Property, plant and equipment, at cost:
Land	37,580	29,571
Buildings	294,659	266,012
Machinery and equipment	571,034	501,017
Construction in progress	27,247	37,766
Accumulated depreciation	(440,471)	(414,255)

Net property, plant and equipment	490,049	420,111

Excess of cost over fair value of net identifiable assets of acquired businesses	935,023	645,437

FCC licenses and other intangibles	721,437	480,030

Total assets	$2,505,228	$1,975,354

Notes to Consolidated Financial Statements begin on page 36.

	December 31, 2006	December 25, 2005

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,292	$26,414
Accrued expenses and other liabilities	92,712	81,719
Income taxes payable	4,516	—
Liabilities of discontinued operations	—	3,919

Total current liabilities	131,520	112,052

Long-term debt	821,000	389,984

Borrowings of consolidated variable interest entities	95,320	95,320

Deferred income taxes	281,670	308,129

Other liabilities and deferred credits	238,358	154,043

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock ($5 cumulative convertible), par value $5 per share: authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:
Class A, authorized 75,000,000 shares; issued 23,556,472 and 23,490,696 shares	117,782	117,453
Class B, authorized 600,000 shares; issued 555,992 shares	2,780	2,780
Additional paid-in capital	55,173	44,856
Accumulated other comprehensive loss:
Unrealized loss on equity securities	(706)	(843)
Unrealized loss on derivative contracts	(5,129)	(3,551)
Pension and postretirement	(105,413)	(60,224)
Retained earnings	872,873	815,355

Total stockholders’ equity	937,360	915,826

Total liabilities and stockholders’ equity	$2,505,228	$1,975,354

Notes to Consolidated Financial Statements begin on page 36.

Media General, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
		Class A	Class B
Balance at December 28, 2003	22,989,506	$114,947	$2,780	$22,925	$(50,984)	$1,017,793	$1,107,461
Net income		—	—	—	—	80,185	80,185
Unrealized loss on equity securities (net of deferred tax benefit of $ 742)		—	—	—	(1,276)	—	(1,276)
Unrealized gain on derivative contracts (net of deferred taxes of $ 2,147)		—	—	—	3,786	—	3,786
Minimum pension liability (net of deferred tax benefit of $ 1,248)		—	—	—	(2,178)	—	(2,178)

Comprehensive income							80,517
Cash dividends to shareholders ($0.80 per share)		—	—	—	—	(18,955)	(18,955)
Exercise of stock options	228,868	1,144	—	8,711	—	—	9,855
Performance accelerated restricted stock		—	—	2,262	—	—	2,262
Income tax benefits relating to restricted shares and exercised options		—	—	2,036	—	—	2,036
Other	11,735	59	—	725	—	(191)	593

Balance at December 26, 2004	23,230,109	116,150	2,780	36,659	(50,652)	1,078,832	1,183,769

Net loss		—	—	—	—	(243,042)	(243,042)
Unrealized loss on equity securities (net of deferred tax benefit of $ 1,747)		—	—	—	(3,065)	—	(3,065)
Unrealized gain on derivative contracts (net of deferred taxes of $ 1,390)		—	—	—	2,421	—	2,421
Minimum pension liability (net of deferred tax benefit of $ 7,837)		—	—	—	(13,322)	—	(13,322)

Comprehensive income (loss)							(257,008)
Cash dividends to shareholders ($0.84 per share)		—	—	—	—	(20,163)	(20,163)
Exercise of stock options	111,564	558	—	4,726	—	—	5,284
Performance accelerated restricted stock	146,520	733	—	2,523	—	—	3,256
Income tax benefits relating to restricted shares and exercised options		—	—	811	—	—	811
Other	2,503	12	—	137	—	(272)	(123)

Balance at December 25, 2005	23,490,696	117,453	2,780	44,856	(64,618)	815,355	915,826

Net income		—	—	—	—	79,042	79,042
Unrealized loss on equity securities (net of deferred tax benefit of $ 176)		—	—	—	(309)	—	(309)
Reclassification of loss included in net income (net of deferred tax benefit of $ 254)		—	—	—	446	—	446
Unrealized loss on derivative contracts (net of deferred tax benefit of $ 899)		—	—	—	(1,578)	—	(1,578)
Minimum pension liability (net of deferred taxes of $ 5,359)		—	—	—	10,048	—	10,048

Comprehensive income							87,649
Pension and postretirement adoption (SFAS #158) (net of deferred tax benefit of $ 31,477)		—	—	—	(55,237)	—	(55,237)
Cash dividends to shareholders ($0.88 per share)		—	—	—	—	(21,180)	(21,180)
Exercise of stock options	55,700	279	—	1,324	—	—	1,603
Stock option expense		—	—	5,617	—	—	5,617
Performance accelerated restricted stock		—	—	2,627	—	—	2,627
Income tax benefits relating to restricted shares and exercised options		—	—	306	—	—	306
Other	10,076	50	—	443	—	(344)	149

Balance at December 31, 2006	23,556,472	$117,782	$2,780	$55,173	$(111,248)	$872,873	$937,360

Notes to Consolidated Financial Statements begin on page 36.

Media General, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	December 31, 2006	December 25, 2005	December 26, 2004

	(53 weeks)
Cash flows from operating activities:
Net income (loss)	$79,042	$(243,042)	$80,185
Adjustments to reconcile net income (loss):
Cumulative effect of change in accounting principle	—	325,453	—
Depreciation	47,791	43,296	43,543
Amortization	24,842	24,673	22,493
Deferred income taxes	11,176	7,241	28,376
Provision for doubtful accounts	5,660	5,866	4,365
Investment income - unconsolidated affiliates	(10,598)	(1,119)	(1,551)
Net gain on sale of certain CBS stations	(11,029)	—	—
Net gain on sale of Denver investment	—	(19,391)	—
Write-down of investment	700	—	—
Gain on settlement	—	—	(6,109)
Change in assets and liabilities:
Retirement plan contributions	(15,000)	(15,000)	(35,014)
Retirement plan accrual	16,543	14,233	8,486
Income taxes payable	711	(23,431)	(1,000)
Accounts payable, accrued expenses and other liabilities	(1,699)	(5,412)	4,437
Other, net	9,920	(11,579)	(9,823)

Net cash provided by operating activities	158,059	101,788	138,388

Cash flows from investing activities:
Capital expenditures	(93,896)	(74,424)	(37,835)
Purchases of businesses	(611,385)	(6,676)	—
Proceeds from sales of discontinued operations and investment	135,111	45,850	—
Distribution from unconsolidated affiliate	2,000	—	—
Other, net	(2,853)	4,573	(764)

Net cash used by investing activities	(571,023)	(30,677)	(38,599)

Cash flows from financing activities:
Increase in debt	1,459,000	344,000	313,500
Repayment of debt	(1,027,984)	(391,976)	(407,509)
Debt issuance costs	(1,780)	(3,793)	—
Cash dividends paid	(21,180)	(20,163)	(18,955)
Proceeds from stock options exercised	1,603	5,284	9,855
Other, net	258	691	2,568

Net cash provided (used) by financing activities	409,917	(65,957)	(100,541)

Net (decrease) increase in cash and cash equivalents	(3,047)	5,154	(752)
Cash and cash equivalents at beginning of year	14,977	9,823	10,575

Cash and cash equivalents at end of year	$11,930	$14,977	$9,823

Notes to Consolidated Financial Statements begin on page 36.

Media General, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company’s fiscal year ends on the last Sunday in December. Results for 2006 are for the 53-week period ended December 31, 2006, while results for 2005 and 2004 are for the 52-week periods ended December 25, 2005 and December 26, 2004, respectively.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned, and certain variable interest entities for which Media General, Inc., is the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company reevaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

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

Derivatives

Derivatives are recognized as either assets or liabilities on the balance sheet at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in Other Comprehensive Income (OCI) until the hedged item is recognized in earnings. Any difference between the fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings in the line item “Other, net” during the period of change. For derivative instruments that are designated as cash flow hedges, the effective portion of the change in value of the derivative instrument is reported as a component of the Company’s OCI and is reclassified into earnings (interest expense for interest rate swaps and newsprint expense for newsprint swaps) in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Company’s current earnings during the period of change. Derivative instruments are carried at fair value on the Consolidated Balance Sheets in the applicable line item “Other assets” or “Other liabilities and deferred credits”.

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

Self-Insurance

The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs, as well as automobile and general liability claims. The Company’s responsibility for workers’ compensation and auto and general liability claims is capped at a certain dollar level (generally $250 thousand to $500 thousand, depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

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

Property and depreciation

Plant and equipment are depreciated, primarily on a straight-line basis, over their estimated useful lives which are generally 40 years for buildings and range from 3 to 30 years for machinery and equipment. Depreciation deductions are computed by accelerated methods for income tax purposes. Major renovations and improvements and interest cost incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renovations are charged to expense as incurred.

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

Comprehensive income

The Company’s comprehensive income consists of net income, pension and postretirement related adjustments, unrealized gains and losses on certain investments in equity securities (including reclassification adjustments), and changes in the value of derivative contracts as well as the Company’s share of Other Comprehensive Income from its investments accounted for under the equity method.

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. This interpretation requires that income tax positions recognized in an entity’s tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. Tax benefits would be derecognized if information became available which indicated that it was more-likely-than-not that the position would not be sustained. The Company will adopt this interpretation in the first quarter of fiscal 2007. The Company has substantially completed its analysis of the interpretation and does not expect it to have a material impact on its financial position.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which establishes a common definition for fair value under U.S. generally accepted accounting principles and creates a framework for measuring fair value. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the requirements and future impact of FAS 157 on its financial statements.

Note 2: Acquisitions, Dispositions and Discontinued Operations

The Company completed the acquisition of four NBC owned and operated television stations in the third quarter of 2006 for $609 million, including transaction costs. This transaction was accounted for as a purchase and has been included in the Company’s consolidated results of operations since its date of acquisition. The stations acquired were: WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WVTM in Birmingham, Alabama, and WJAR in Providence, Rhode Island. The Company financed the acquisition of these NBC stations initially using existing capacity under its $1 billion bank facility; it subsequently issued new bank term debt (see Note 5) and completed the sale of several CBS television stations including WIAT in Birmingham, Alabama, as it had agreed to do when it was granted FCC approval for the acquisition. Net proceeds from these activities were used to reduce borrowings under the Company’s $1 billion bank facility. The acquisition added the key Raleigh-Durham market to the Company’s southeastern footprint. It also added larger stations in growing markets to the Company’s portfolio which is expected to enhance margins in the Broadcast Division and better balance the contribution to overall revenues and profits from the Company’s Broadcast and Publishing operations. Purchase price was allocated to the assets acquired and liabilities assumed based on appraisals of estimated fair values as follows:

(In thousands)
Working capital	$16,857
Fixed assets	39,000
FCC licenses	212,827
Network affiliation agreements	44,000
Advertiser backlog	490
Trade / domain names	1,760
Deferred taxes	14,067
Excess of cost over fair value	287,585
Postretirement and other liabilities	(7,322)

Total purchase price	$609,264

The network affiliation and advertiser intangible assets are amortizable with lives of 15.5 years and 1 year, respectively. The excess of cost over fair value (all of which is expected to be deductible for tax purposes), FCC licenses, and trade / domain names have indefinite lives and are not subject to amortization.

The following summary presents the Company’s unaudited pro forma consolidated results of operations for the years ended December 31, 2006 and December 25, 2005, as if the acquisition of the four television stations from NBC had been completed as of the beginning of each period presented. The pro formas do not purport to be indicative of what would have occurred had the acquisition actually been made as of such date, nor are they indicative of results which may occur in the future.

	Years Ended
(In thousands, except per share amounts )	December 31, 2006	December 25, 2005
Revenues	$1,034,183	$978,837

Income from continuing operations before cumulative effect of change in accounting principle	$61,203	$71,687
Income from discontinued operations	2,611	1,298
Gain on sale of discontinued operations	11,029	—
Cumulative effect of change in accounting principle	—	(325,453)

Net income (loss)	$74,843	$(252,468)

Earnings (loss) per common share - assuming dilution:
Income from continuing operations before cumulative effect of change of accounting principle	$2.57	$3.00
Discontinued operations, including 2006 gain on sale of $0.46 per share	0.57	0.05
Cumulative effect of change in accounting principle	—	(13.63)

Net income (loss)	$3.14	$(10.58)

In the second half of 2006, the Company sold KWCH in Wichita, Kansas (including that station’s three satellites), WIAT in Birmingham, Alabama, WDEF in Chattanooga, Tennessee, and KIMT in Mason City, Iowa, to three different buyers. Gross proceeds from the divestures were $135 million, including working capital. The Company facilitated these transactions as a tax-deferred, like-kind exchange in conjunction with the acquisition of the four NBC stations; net after-tax proceeds of $126 million were used for debt repayment. The results of these stations as well as their associated web sites have been presented as discontinued operations in the accompanying Consolidated Balance Sheet for 2005 and in the Statements of Operations for all periods. Depreciation and amortization of assets sold ceased during the second quarter of 2006. The net after-tax gain of $11 million that resulted from these three transactions is shown on the face of the Consolidated Statements of Operations on the line “Net gain on sale of discontinued operations (net of income taxes).” Certain of the sale transactions remain subject to customary post-closing adjustments. The following results have been presented as income from discontinued operations in the accompanying Consolidated Statements of Operations for the years ended December 31, 2006, December 25, 2005, and December 26, 2004:

(In thousands )	2006	2005	2004
Revenues	$32,078	$41,559	$40,904
Costs and expenses	27,798	39,462	36,160

Income before income taxes	4,280	2,097	4,744
Income taxes	1,669	799	1,755

Income from discontinued operations	$2,611	$1,298	$2,989

Note 3: Intangible Assets

The Company adopted EITF Topic D-108 at the beginning of fiscal 2005. D-108 requires the use of a direct method for valuing all intangible assets other than goodwill. The Company had used the residual value method, a commonly used method at the time, to value the FCC licenses purchased in conjunction with acquisitions made in 1997 and 2000. It had also recorded goodwill, primarily related to deferred taxes, as part of these transactions. In connection with the adoption of D-108, the Company eliminated the distinction between goodwill and FCC license intangible assets that were recorded as part of these prior acquisitions by reclassifying $190.3 million from goodwill to FCC licenses. Concurrent with the adoption, the Company increased the carrying amount of FCC license intangible assets by an additional $111.5 million with a corresponding increase to deferred tax liabilities. There was no impact on impairment results previously reported. Further, the Company valued its FCC licenses using a direct method discounted cash flow model and assumptions that included the concept that cash flows associated with FCC licenses are limited to those cash flows that could be expected by an average market participant. In contrast, the residual value method formerly used by the Company included other elements of cash flows which contributed to station value. The results of this direct method were then compared to the carrying value of FCC licenses (including the reclassified amounts) on a station-by-station basis and a $325.5 million write-down, net of income tax benefit, was recorded as a cumulative effect of change in accounting principle in 2005.

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

The Consolidated Statements of Operations include recorded amortization expense from continuing operations for finite-lived intangibles of $18.2 million, $16.3 million and $14.5 million in 2006, 2005 and 2004, respectively. Currently, intangibles amortization expense is projected to be approximately $19 million in 2007, decreasing to approximately $17 million in 2008 and to $13 million in each of the years of 2009 thru 2011. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 31, 2006, and December 25, 2005:

	As of December 31, 2006		As of December 25, 2005
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):
Broadcast	$268,696	$70,555	$224,207	$56,334
Publishing	35,141	29,637	34,711	26,552
Interactive Media	2,570	1,316	2,570	468

Total	$306,407	$101,508	$261,488	$83,354

Indefinite-lived intangible assets:
Goodwill:
Broadcast	$292,460		$4,875
Publishing	640,661		638,660
Interactive Media	1,902		1,902

Total goodwill	935,023		645,437
FCC licenses	514,551		301,724
Other	1,987		172

Total	$1,451,561		$947,333

Note 4: Investments

The Company’s equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and an approximate 18% interest in a limited partnership investment company, which the Company recognizes on a three-month lag. In June 2005, the Company sold its 20% interest in The Denver Post Company (Denver), parent company of The Denver Post, when MediaNews Group, Inc., exercised its option to purchase the Company’s interest. The $45.9 million selling price was determined based on independent appraisals of Denver’s fair value. The Company recorded an after-tax gain of $19.4 million (net of taxes of $13.9 million) on the sale in 2005.

The Company is committed to purchase 40 thousand tons of newsprint annually from SPNC. In 2006, the Company purchased approximately 57 thousand tons of newsprint from SPNC at market prices, which totaled $34 million and approximated 46% of the Company’s newsprint needs; in 2005 and 2004, the Company purchased approximately 57 thousand and 58 thousand tons, respectively, of newsprint from SPNC which approximated 42% of the Company’s newsprint needs in each of those years and totaled approximately $30 million and $27 million in 2005 and 2004, respectively. Summarized financial information for the Company’s investment in SPNC, accounted for by the equity method, is presented in the following chart.

SP Newsprint Company:

(In thousands)		2006	2005
Current assets		$112,871	$116,609
Noncurrent assets		393,762	427,057
Current liabilities		60,087	69,357
Noncurrent liabilities		198,651	230,404

(In thousands)	2006	2005	2004
Net sales	$638,377	$584,161	$523,973
Gross profit	84,509	50,775	44,986
Net income	31,562	3,114	3,010
Company’s equity in net income	10,521	1,038	1,003

Retained earnings of the Company at December 31, 2006, included $29.9 million related to undistributed earnings of unconsolidated affiliates.

The Company has an investment in a company that produces interactive entertainment including games which is carried at fair value and to whom the Company has licensed proprietary game content. During the fourth quarter of 2006, the Company recognized a $700 thousand write-down of its investment to reflect its approximate fair value.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 31, 2006, and December 25, 2005, was as follows:

(In thousands)	2006	2005
Revolving credit facility	$505,000	$180,000
Bank term loan facility	300,000	—
6.95% senior notes, net of discount	—	199,984
Borrowings of consolidated variable interest entities	95,320	95,320
Bank lines	16,000	10,000

Long-term debt	$916,320	$485,304

In June 2006, the Company amended certain provisions of its $1 billion revolving credit facility to lower borrowing margins and extend its maturity into 2011. Interest rates under the facility are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.3% to 0.7% (0.7% at December 31, 2006), determined by the Company’s leverage ratio, as defined. Under this facility, the Company pays fees (0.175% at December 31, 2006) on the entire commitment of the facility at a rate also based on its leverage ratio. The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to the leverage ratio, as defined. In the third quarter of 2006, the Company entered into a five-year $300 million variable bank term loan agreement with essentially the same syndicate of banks that provide the aforementioned revolving credit facility; the Company drew down the full bank term loan and redeemed its $200 million senior notes which matured on September 1, 2006. The remainder was used to pay down revolver debt. As of December 31, 2006, the Company was in compliance with all covenants; projections indicate that the covenants will continue to be met.

At December 31, 2006, the Company had borrowings of $16 million from bank lines due within one year with an interest rate of 5.9%. Additionally, the Company had $95 million in debt as a result of consolidating certain variable interest entities (VIEs) due in March 2007 and has recorded interest on this debt based on current commercial paper rates (5.9% at December 31, 2006). See Note 11 for a further discussion of VIEs. At December 31, 2006, the borrowings from bank lines as well as the VIE debt were classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities.

Long-term debt maturities during the five years subsequent to December 31, 2006, aggregating $916.3 million, were $111.3 million in 2007 and $805 million in 2011.

In the third quarter of 2006, the Company entered into several interest rate swaps as part of an overall strategy to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These interest rate swaps are cash flow hedges with notional amounts totaling $300 million; swaps with notional amounts of $100 million will mature in three years and $200 million will mature in five years. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company’s $300 million bank term loan. These swaps effectively convert the Company’s variable rate bank term loan to fixed rate debt with a weighted average interest rate approximating 6.4% at December 31, 2006. Toward the end of the first quarter of 2004, the Company had two swaps with notional amounts totaling $100 million which matured, leaving two remaining swaps with notional amounts of $50 million each, which matured in the first quarter of 2005. These interest rate swaps were cash flow hedges that effectively converted the covered portion of the Company’s variable rate debt to fixed rate debt.

The table that follows includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2006 and December 25, 2005:

	2006		2005
(In thousands)	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:
Investments	$4,426	$4,426	$4,911	$4,911
Liabilities:
Long-term debt:
Revolving credit facility	505,000	505,000	180,000	180,000
Bank term loan facility	300,000	300,000	—	—
6.95% senior notes	—	—	199,984	201,729
Borrowings of consolidated variable interest entities	95,320	95,320	95,320	95,320
Bank lines	16,000	16,000	10,000	10,000
Interest rate swap agreements	5,822	5,822	—	—

The Company’s investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders’ equity. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps. Fair values of the Company’s senior notes were estimated using discounted cash flow analyses based on the Company’s incremental borrowing rates for similar types of borrowings. The borrowings under the Company’s revolving credit and bank term loan facilities, bank lines, and VIEs approximated their fair value.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and more than 150 weekly newspapers and other publications. The Broadcast Segment consists of 23 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment consists of all of the Company’s online enterprises and an online advergaming and game development firm.

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

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2006
Consolidated revenues	$601,144	$361,472	$27,179	$(6,606)	$983,189

Segment operating cash flow	$144,048	$121,869	$(1,710)		$264,207
Allocated amounts:
Equity in net income of unconsolidated affiliate			77		77
Write-down of investment			(700)		(700)
Depreciation and amortization	(24,876)	(21,482)	(1,483)		(47,841)

Segment profit (loss)	$119,172	$100,387	$(3,816)		215,743

Unallocated amounts:
Interest expense					(48,505)
Investment income – SP Newsprint					10,521
Acquisition intangibles amortization					(18,155)
Corporate expense					(39,997)
Other					(15,712)

Consolidated income from continuing operations before income taxes					$103,895

Segment assets	$966,008	$1,288,121	$16,464		$2,270,593
Corporate					234,635

Consolidated assets					$2,505,228

Segment capital expenditures	$48,632	$37,421	$1,823		$87,876
Corporate					3,698
Discontinued operations					2,322

Consolidated capital expenditures					$93,896

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2005
Consolidated revenues	$587,849	$272,875	$20,415	$(4,762)	$876,377

Segment operating cash flow	$151,268	$82,088	$(2,439)		$230,917
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	221		(140)		81
Gain on sale of Denver	33,270				33,270
Depreciation and amortization	(22,709)	(16,337)	(1,429)		(40,475)

Segment profit (loss)	$162,050	$65,751	$(4,008)		223,793

Unallocated amounts:
Interest expense					(29,408)
Investment income – SP Newsprint					1,038
Acquisition intangibles amortization					(16,329)
Corporate expense					(37,785)
Other					(10,262)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$131,047

Segment assets	$944,482	$668,168	$15,766		$1,628,416
Corporate					231,838
Discontinued operations					115,100

Consolidated assets					$1,975,354

Segment capital expenditures	$36,548	$24,094	$1,438		$62,080
Corporate					5,393
Discontinued operations					6,951

Consolidated capital expenditures					$74,424

2004
Consolidated revenues	$566,487	$282,823	$13,828	$(3,622)	$859,516

Segment operating cash flow	$152,727	$100,959	$(4,656)		$249,030
Allocated amounts:
Equity in net income (loss) of unconsolidated affiliates	743		(195)		548
Depreciation and amortization	(23,370)	(15,865)	(1,437)		(40,672)

Segment profit (loss)	$130,100	$85,094	$(6,288)		208,906

Unallocated amounts:
Interest expense					(31,082)
Investment income – SP Newsprint					1,003
Acquisition intangibles amortization					(14,460)
Corporate expense					(38,732)
Other					(3,101)

Consolidated income from continuing operations before income taxes					$122,534

Segment assets	$936,121	$1,086,443	$16,283		$2,038,847
Corporate					227,936
Discontinued operations					213,552

Consolidated assets					$2,480,335

Segment capital expenditures	$17,695	$14,128	$683		$32,506
Corporate					2,424
Discontinued operations					2,905

Consolidated capital expenditures					$37,835

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2006	2005	2004
Current:
Federal	$24,910	$39,207	$15,001
State	2,407	3,486	1,961

Total	27,317	42,693	16,962

Deferred:
Federal	8,298	5,383	25,199
State	2,878	1,858	3,177

Total	11,176	7,241	28,376

Income taxes	$38,493	$49,934	$45,338

Temporary differences, which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 31, 2006, and December 25, 2005, are as follows:

(In thousands)	2006	2005
Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$276,736	$270,877
Tax over book depreciation	89,816	92,727
Other	7,666	5,313

Total deferred tax liabilities	374,218	368,917

Deferred tax assets:
Employee benefits	(32,963)	(27,424)
Acquired net operating losses	(2,686)	(3,047)
Other comprehensive income items	(63,793)	(36,854)
Other	(2,797)	(3,650)

Total deferred tax assets	(102,239)	(70,975)

Deferred tax liabilities, net	271,979	297,942
Deferred tax assets included in other current assets	9,691	10,187

Deferred tax liabilities	$281,670	$308,129

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2006	2005	2004
Income taxes computed at federal statutory tax rate	$36,363	$45,866	$42,887
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	3,435	3,470	3,337
Other	(1,305)	598	(886)

Income taxes	$38,493	$49,934	$45,338

The Company paid income taxes of $27.1 million, $51 million and $14.6 million, respectively, net of refunds in 2006, 2005 and 2004.

The Company’s federal income tax returns have been examined by the Internal Revenue Service (IRS) or closed by statute of limitations through fiscal year 2003 and all significant issues have been resolved. Various state returns are currently under examination by state tax authorities. The results of examinations are not expected to be material to the Company’s results of operations, financial position or cash flow.

The American Jobs Creation Act of 2004 contained over 250 provisions, many of which impact the Company in some manner. However, the addition of the Qualified Production Activity Deduction (QPAD), which has the effect of reducing the corporate income tax rate for domestic manufacturers, had the most significant impact on the Company’s income tax provision. The QPAD is being phased in over five years beginning in 2005. The majority of the Company’s publishing operations qualify for this deduction and the provision for income taxes reflects this deduction.

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

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, which superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. This statement requires that share-based transactions be accounted for using a fair-value-based method to recognize non-cash compensation expense; this expense is recognized ratably over the requisite service period, which generally equals the vesting period of options, and is adjusted for expected forfeitures. It also requires that the benefits of tax deductions in excess of recognized compensation cost (excess tax benefits) be reported as a financing cash flow, rather than as an operating cash flow. The Company adopted this standard as of the beginning of 2006 using the modified prospective method. Results for prior periods have not been restated.

As a result of adopting Statement 123(R), the Company recognized non-cash share-based compensation expense of approximately $5.6 million for 2006 ($3.6 million after-tax) as compared to no expense recognition under APB 25. This expense was included on the “Selling, general and administrative” line of the consolidated statement of operations. Basic and diluted earnings per share for 2006 are $0.15 lower than if the Company had continued accounting for stock options as it did prior to adopting Statement 123(R). As of December 31, 2006, there was $5.3 million of total unrecognized compensation cost related to stock options expected to be recognized over a weighted-average period of approximately 1.8 years. In 2006, the Company also reflected $306 thousand of excess tax benefits as a financing cash flow in its Statement of Cash Flows.

Prior to the adoption of Statement 123(R), the Company’s stock-based employee compensation plans were accounted for in accordance with APB 25, under which no compensation expense was recorded because the exercise price of employee stock options equaled the market price of the underlying stock on the date of grant. Had the Company adopted Statement 123(R) in prior periods, the impact of that statement would have approximated the impact of FAS 123 (as if the fair-value-based recognition provisions of that statement had been applied) as shown in the following table. The weighted-average grant date fair values of stock options awarded in 2005 ($20.59) and 2004 ($25.51) were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2005 and 2004, respectively: risk-free interest rates of 4.1% and 3.8%; dividend yields of 1.5% and 1.4%; volatility factors of 27% and 36%; and an expected life of 8 years.

	Years Ended
(In thousands, except per share amounts)	2005	2004
Net income (loss), as reported	$(243,042)	$80,185
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,928)	(4,990)

Pro forma net income (loss)	$(247,970)	$75,195

Earnings (loss) per share:
Basic - as reported	$(10.33)	$3.43

Basic - pro forma	$(10.54)	$3.22

Diluted - as reported	$(10.18)	$3.38

Diluted - pro forma	$(10.39)	$3.17

Under the Company’s Long-Term Incentive Plan (LTIP), stock-based awards are granted to key employees in the form of nonqualified stock options (Non-Qualified Stock Option Plan) and non-vested shares (Performance Accelerated Restricted Stock Plan (PARS)).

The LTIP is administered by the Compensation Committee and permits the grant of share options and shares to its employees for up to 3.5 million shares (of which no more than 800,000 can be used for PARS). At December 31, 2006, a combined 266,356 shares were available for grants of PARS (168,694) and stock options (97,662). Grant prices of stock options are equal to the fair market value of the underlying stock on the date of grant. Unless changed by the Compensation Committee, options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment; they generally become exercisable at the rate of one-third each year from the date of grant. For awards granted prior to 2006, the optionee may exercise any option in full in the event of retirement or disability after at least ten years of service with the Company and after attaining age 55. For awards granted in 2006, the optionee must be 63 years of age, with ten years of service, and must be an employee on December 31 in order to be eligible to exercise an award upon retirement or disability.

Options to purchase Class A common stock were granted to key employees under the 1976 and 1987 nonqualified stock option plans prior to the LTIP. The Company will not make any future awards under these two former plans and past awards are not affected. Options outstanding under the plans are exercisable during the continued employment of the optionee, but not for a period greater than ten years after the date of grant for options granted subsequent to the 1991 amendment to the 1987 plan and for a period of not greater than three years after termination of employment.

The Company valued stock options granted in 2006 using a binomial lattice valuation model which necessitates the development of certain key assumptions. The volatility factor was estimated based on the Company’s historical volatility over the contractual term of the options. The Company also used historical data to derive the option’s expected life and employee forfeiture rates within the valuation model. The risk-free interest rate is based on the U. S. Treasury yield curve in effect at the date of grant. The dividend yield is predicated on the current annualized dividend payment and the average stock price over the year prior to the grant date. The weighted-average grant-date fair value of stock options awarded in 2006 ($15.50) was estimated on the date of grant using the following assumptions: risk-free interest rate of 4.4%, dividend yield of 1.4%, volatility of 28%, and an expected life of 6.6 years. The following is a summary of option activity for the year ended December 31, 2006:

(In thousands, except per share amounts)	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)*	Aggregate Intrinsic Value
Outstanding-beginning of year	1,651	$55.36
Granted	559	49.66
Exercised	(55)	28.77
Forfeited or expired	(123)	56.88

Outstanding-end of year	2,032	$54.43	6.7	$318

Outstanding-end of year less estimated forfeitures	1,964	$54.48	6.7	$318

Exercisable - end of year	1,218	$54.26	5.4	$318

*	Excludes 2,400 options which are exercisable during the lifetime of the optionee and 64,000 options which are exercisable during the continued employment of the optionee and for a three-year period thereafter

The total intrinsic value of options exercised during 2006 was $0.6 million; cash received from these options exercised was $1.6 million. The actual tax benefit realized from option exercise of share-based payment arrangements totaled $235 thousand in 2006.

Certain executives are eligible for Performance Accelerated Restricted Stock (PARS), which vests over a ten-year period. If certain earnings targets are achieved (as defined in the plan) vesting may accelerate to either a three, five or seven year period. The recipient of PARS must remain employed by the Company during the vesting period. PARS is awarded at the fair value of Class A shares on the date of the grant. PARS expense continues to be recognized based upon expectations of meeting pre-set performance targets. At December 31, 2006, the following shares remain unvested under the terms of the plan: 154,200 shares granted in 2005 at $63.18, 145,600 shares granted in 2003 at $56.03, 110,600 shares granted in 2001 at $51.41, and 59,800 shares granted in 1999 at $47.91. All restrictions on PARS granted prior to 1999 have been released. The Company did not issue any new PARS in January of 2007.

As of the end of 2006, there was $12.9 million of total unrecognized compensation cost related to PARS under the LTIP; that cost is expected to be recognized over a weighted-average period of approximately 5 years. The amount recorded as expense in 2006, 2005 and 2004 was $2.6 million, $3.3 million and $2.3 million, respectively.

Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in either cash, DSU, or a split between cash and DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as recording an adjustment for changes in fair value of DSU. In 2006 and 2005, the Company recognized benefits of $0.4 million and $0.2 million, respectively, under the plan due to the decrease in fair value of DSU; an expense of $0.6 million was recognized in 2004.

Note 9: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the “Plans”. The Company used a measurement date of December 31 for the Plans.

In the second quarter of 2006, the Company announced a redesign of its defined benefit and defined contribution retirement plans as well as the addition of certain new employee benefit programs. These changes are expected to reduce the volatility of future pension expense while continuing to provide competitive retirement benefits to employees. The changes became effective at the beginning of 2007 and include: freezing the service accrual in the current defined benefit retirement plan for existing employees (while closing this plan to new employees), increasing the maximum Company match in the current 401(k) defined contribution plan to 5% from 4% of an employee’s earnings, adding a profit sharing component to the 401(k) plan, and establishing a retiree medical savings account.

In September 2006, the FASB issued Statement No. 158 – Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB statements No. 87, 88, 106, and 132(R). The objective of FAS 158 is to require that the funded status of defined benefit pension and other postretirement benefit plans (measured as the difference between the fair value of plan assets and the benefit obligation) be recognized on the balance sheet as a net asset or net liability. As required, the Company has adopted this statement and applied it prospectively beginning with the Company’s fiscal 2006 year-end financial statements. While the adoption had no effect on the Consolidated Statements of Operations, unrecognized actuarial amounts were reflected in the Consolidated Balance Sheet as of December 31, 2006, resulting in an $86 million increase to “Other liabilities and deferred credits”, a $31 million decrease in “Deferred income taxes” and a $55 million reduction to stockholders’ equity.

Benefit Obligations

The following table provides a reconciliation of the changes in the Plans’ benefit obligations (including the retiree medical savings accounts established in 2007) for the years ended December 31, 2006, and December 25, 2005:

	Pension Benefits		Other Benefits
(In thousands)	2006	2005	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	$417,972	$365,516	$32,166	$35,880
Service cost	14,535	13,796	396	295
Interest cost	25,235	22,440	2,559	1,866
Participant contributions	—	—	1,047	599
Plan amendments	—	—	13,210	3,235
Actuarial (gain) loss	(4,807)	31,453	(110)	(6,067)
Acquisition	—	—	5,011	—
Benefit payments	(15,668)	(15,233)	(3,284)	(3,642)

Benefit obligation at end of year	$437,267	$417,972	$50,995	$32,166

The accumulated benefit obligation at the end of 2006 and 2005 was $361 million and $346 million, respectively. The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and postretirement benefits plans as well as the new retiree medical savings accounts as claims and premiums are paid. As of December 31, 2006, and December 25, 2005, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $51.2 million and $46.1 million, respectively. The Plans’ benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2006	2005	2006	2005
Discount rate	6.00%	5.80%	6.00%	5.80%
Compensation increase rate	4.00	3.75	4.00	3.75

A 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 (9.5% for 2005). This rate was assumed to decrease gradually each year to a rate of 5% in 2013 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company’s postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company’s accumulated postretirement benefit obligation by approximately $1 million and the Company’s net periodic cost by $50 thousand.

Plan Assets

The following table provides a reconciliation of the changes in the fair value of the Plans’ assets for the years ended December 31, 2006, and December 25, 2005:

	Pension Benefits		Other Benefits
(In thousands)	2006	2005	2006	2005
Change in plan assets:
Fair value of plan assets at beginning of year	$265,205	$249,007	$—	$—
Actual return on plan assets	31,386	14,770	—	—
Employer contributions	16,699	16,661	2,727	3,043
Participant contributions	—	—	1,047	599
Benefit payments	(15,668)	(15,233)	(3,774)	(3,642)

Fair value of plan assets at end of year	$297,622	$265,205	$—	$—

The asset allocation for the Company’s funded retirement plan at the end of 2006 and 2005, and the asset allocation range for 2007, by asset category, are as follows:

	Asset Allocation Range	Percentage of Plan Assets at Year End
Asset Category	2007	2006	2005
Equity securities	55%-75%	73%	73%
Fixed income securities	25%-45%	27%	27%

Total		100%	100%

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

Funded Status

The following table provides a statement of the funded status of the Plans at December 31, 2006, and December 25, 2005:

	Pension Benefits		Other Benefits
(In thousands)	2006	2005	2006	2005
Funded status:
Plan assets less than benefit obligation	$(139,645)	$(152,767)	$(50,995)	$(32,166)
Unrecognized prior-service cost [1]	—	248	—	2,773
Unrecognized actuarial loss [1]	—	161,825	—	434

Prepaid (accrued) benefit cost	$(139,645)	$9,306	$(50,995)	$(28,959)

Amounts recorded in the balance sheet:
Current liabilities	$(1,667)	$—	$(3,879)	$—
Noncurrent liabilities	(137,978)	(85,308)	(47,116)	(28,959)
Intangible asset [1]	—	649	—	—
Accumulated other comprehensive income [1]	—	93,965	—	—

Net amount recognized	$(139,645)	$9,306	$(50,995)	$(28,959)

[1]	With the 2006 adoption of SFAS #158, these amounts are included in the Consolidated Balance Sheet as liabilities.

The following table provides the components of the Company’s accumulated other comprehensive income prior to any deferred tax effects for fiscal year 2006:

	2006
(In thousands)	Pension Benefits	Other Benefits
Net actuarial loss	$143,525	$13
Prior service (credit) cost	(259)	14,801

Components of other comprehensive income	$143,266	$14,814

The Company anticipates recognizing $9.6 million of actuarial loss and a $1.5 million of prior service cost, both of which are currently in other comprehensive income, as a component of its net periodic cost in 2007.

Expected Cash Flows

The following table includes amounts that are expected to be contributed to the Plans (including the retiree medical savings account established in 2007) by the Company and amounts the Company expects to receive in Medicare subsidy payments. It reflects benefit payments that are made from the Plans’ assets as well as those made directly from the Company’s assets and includes the participants’ share of the costs, which is funded by participant contributions. The amounts in the table are actuarially determined and reflect the Company’s best estimate given its current knowledge; actual amounts could be materially different.

(In thousands)	Pension Benefits	Other Benefits	Medicare Subsidy Receipts
Employer Contributions
2007 (expectation) to participant benefits	$1,667	$4,424	$—
Expected Benefit Payments / Receipts
2007	15,794	4,424	545
2008	16,183	4,748	589
2009	16,700	5,062	632
2010	17,794	5,058	678
2011	19,277	5,352	718
2012-2016	120,269	26,381	4,197

Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2006, 2005, and 2004:

	Pension Benefits			Other Benefits
(In thousands)	2006	2005	2004	2006	2005	2004
Service cost	$14,535	$13,796	$12,287	$396	$295	$396
Interest cost	25,235	22,440	20,841	2,559	1,866	2,059
Expected return on plan assets	(25,306)	(24,871)	(24,617)	—	—	—
Amortization of prior-service cost	11	209	352	1,182	462	—
Amortization of net loss	7,412	7,078	4,203	—	853	168
Curtailment loss	497	—	—	—	—	—

Net periodic benefit cost	$22,384	$18,652	$13,066	$4,137	$3,476	$2,623

As part of purchase accounting for the NBC acquisition, the Company recorded $5.3 million of liabilities related to post-retirement and retiree medical savings account benefits granted to these new employees.

The net periodic costs were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2006 [1]	2005	2006 [1]	2005
Discount rate	5.80%	5.90%	5.80%	5.90%
Expected return on plan assets	8.80	9.00	—	—
Compensation increase rate	3.75	3.50	3.75	3.50

[1]

Assumption as of the beginning of the year. The Plans were remeasured as of April 30, 2006 in conjunction with the redesign of retirement benefits using the following assumptions: discount rate 6.5%, expected return on plan assets 8.5%, and compensation increase rate 4.0%.

The reasonableness of the expected return on the funded retirement plan assets was determined by four separate analyses: 1) review of 18 years of historical data of portfolios with similar asset allocation characteristics done by a third party, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure done by a third party, 3) review of the Company’s actual portfolio performance over the past 10 years, and 4) projected portfolio performance, assuming the plan’s asset allocation range, done by a third party. Net periodic costs for 2007 will use a discount rate of 6.0%, an expected rate of return on plan assets of 8.5%, and a compensation increase rate of 4.0%.

The “Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the Act) established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree health care benefit plans that are at least actuarially equivalent to Medicare Part D. The Act reformed Medicare in such a way that the Company began to receive subsidy payments beginning in 2006 for continuing retiree prescription drug benefits. In 2004, the Company adopted FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (FSP 106-2), based on guidance available at that time. Final regulations implementing the Act along with certain interpretations were issued in early 2005. Based on this definitive guidance, an additional segment of the Company’s retiree population was determined to be actuarially equivalent. Accordingly, the Company recorded a $900 thousand benefit in 2005 as a reduction to its net periodic postretirement benefit cost. However, the Company’s portion of medical claims in recent years had been higher than expected resulting in additional expense in 2005 that more than offset the Medicare benefit.

The Company also sponsors a 401(k) plan covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 4% of the employee’s salary in 2006 (maximum match was increased to 5% for 2007). Eligible account balances may be rolled over from a prior employer’s qualified plan. Contributions charged to expense under the plan were $8.7 million, $8.2 million and $7.7 million in 2006, 2005 and 2004, respectively.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2006			2005			2004
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income from continuing operations available to common stock-holders before cumulative effect of change in accounting principle	$65,402	23,597	$2.77	$81,113	23,527	$3.45	$77,196	23,356	$3.30

Effect of Dilutive Securities
Stock options		—			121			170
Restricted stock and other	(54)	187		(68)	236		(30)	203

Diluted EPS
Income from continuing operations available to common stock-holders plus assumed conversions before cumulative effect of change in accounting principle	$65,348	23,784	$2.75	$81,045	23,884	$3.40	$77,166	23,729	$3.25

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next 7 years the Company is committed to purchase approximately $60 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced, the Company’s commitment would expire without obligation.

Capital commitments

The Company currently has several significant projects involving new buildings and press equipment. It also is in the process of installing a new advertising system in its Publishing Division and replacing a centralized traffic system in its Broadcast Division. Remaining commitments on these projects at December 31, 2006, totaled approximately $25.6 million.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense from continuing operations amounted to $8 million in 2006, $6.1 million in 2005 and $5.6 million in 2004. Minimum rental commitments under operating leases with noncancelable terms in excess of one year are as follows: 2007 – $7 million; 2008 – $5.6 million; 2009 – $4.5 million; 2010 – $4.2 million; 2011 – $3.1 million; subsequent years – $10.7 million.

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

Interest

In 2006, 2005 and 2004, the Company’s interest expense related to continuing operations was $48.5 million (net of $1.0 million capitalized), $29.4 million (net of $0.8 million capitalized) and $31.1 million (net of $0.2 million capitalized), respectively. Interest paid for all operations during 2006, 2005 and 2004, net of amounts capitalized, was $48.4 million, $23.6 million and $28.5 million, respectively.

Other current assets

Other current assets included program rights of $16 million and $11.6 million at December 31, 2006, and December 25, 2005, respectively.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

(In thousands)	2006	2005
Payroll and employee benefits	$31,878	$30,722
Unearned revenue	21,584	21,909
Program rights	16,346	10,756
Interest	3,602	5,902
Other	19,302	12,430

Total	$92,712	$81,719

Other, net

Other, net consisted of the following:

(In thousands)	2006	2005	2004
Gain on settlement	$—	$—	$6,109
Other	323	2,454	1,368

Total	$323	$2,454	$7,477

Variable Interest Entities

The Company consolidates certain Variable Interest Entities (VIEs) in which it has the controlling financial interest by virtue of certain real property leases. During 2002, the Company entered into lease agreements whereby variable interest entities borrowed approximately $100 million to refinance existing leased real estate facilities; the facilities are leased to the Company for a term of up to five years. The Company may cancel the leases by purchasing or arranging for the sale of the facilities. At December 31, 2006, and December 25, 2005, the Company had assets of approximately $74 million and $77 million, respectively, related to VIEs (and pledged as collateral for the VIEs’ debt) included on its Consolidated Balance Sheet. The Company anticipates purchasing the facilities in the first quarter of 2007.

Media General, Inc.

Quarterly Review

(Unaudited, in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006
Revenues	$217,443	$230,058	$240,992	$294,696
Operating income	18,669	32,474	25,453	64,883
Income from continuing operations	7,339	18,262	7,744	32,057
Income (loss) from discontinued operations	(672)	1,914	1,024	345
Net gain on sale of discontinued operations	—	—	11,802	(773)
Net income	6,667	20,176	20,570	31,629
Income per share from continuing operations	0.31	0.77	0.33	1.36
Income per share from continuing operations - assuming dilution	0.31	0.77	0.33	1.35
Net income per share	0.28	0.86	0.87	1.34
Net income per share - assuming dilution	0.28	0.85	0.87	1.33

Shares traded	6,434	9,135	10,116	7,690
Stock price range	$46.17-53.00	$35.74-47.74	$35.65-44.16	$33.80-38.79
Quarterly dividend paid	$0.22	$0.22	$0.22	$0.22

2005
Revenues	$208,793	$222,786	$210,902	$233,896
Operating income	21,302	35,240	21,480	45,590
Income from continuing operations before cumulative effect of change in accounting principle	9,523	37,770	9,951	23,869
Income (loss) from discontinued operations	(226)	615	(189)	1,098
Cumulative effect of change in accounting principle	(325,453)	—	—	—
Net income (loss)	(316,156)	38,385	9,762	24,967
Income per share from continuing operations before cumulative effect of change in accounting principle	0.41	1.60	0.42	1.01
Income per share from continuing operations before cumulative effect of change in accounting principle - assuming dilution	0.40	1.58	0.42	1.00
Net income (loss) per share	(13.47)	1.63	0.41	1.06
Net income (loss) per share - assuming dilution	(13.25)	1.61	0.41	1.05

Shares traded	4,170	6,758	6,566	6,235
Stock price range	$60.41-66.20	$58.16-65.99	$56.64-69.28	$48.95-59.55
Quarterly dividend paid	$0.21	$0.21	$0.21	$0.21

*	Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at February 4, 2007, was: Class A common – 1,570, Class B common – 11.
*	The Company sold certain television stations in the third and fourth quarters of 2006 and reported a net gain on these sales of $11 million (net of income taxes of $6.7 million).
*	Includes the recognition in the first quarter of 2005 of a charge, related to using the direct method to revalue FCC licenses, of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill.

Five-Year Financial Summary

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management’s Discussion and Analysis which appear elsewhere in this report.

(In thousands, except per share amounts)	2006	2005	2004	2003	2002
Summary of Operations
Operating revenues (a)	$983,189	$876,377	$859,516	$801,072	$791,515

Net income (loss)	$79,042	$(243,042)	$80,185	$58,685	$(72,917)
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (b)	—	325,453	—	8,079	126,336
Income from discontinued operations (c)	(2,611)	(1,298)	(2,989)	(2,459)	(3,789)
Net gain on sales of certain CBS stations (c)	(11,029)	—	—	—	—
Gain on sale of investment in The Denver Post Corporation	—	(33,270)	—	—	—
Gain on sale of MGFS (c)	—	—	—	(6,754)	—
Investment (income) loss – unconsolidated affiliates	(10,598)	(1,119)	(1,551)	4,672	14,129
Other, net	(323)	(2,454)	(7,477)	(10,666)	115
Interest expense	48,505	29,408	31,082	34,424	47,874
Income taxes	38,493	49,934	45,338	33,922	32,376

Operating income	141,479	123,612	144,588	119,903	144,124
Depreciation and amortization	71,096	61,971	60,408	59,830	60,191

Operating cash flow	$212,575	$185,583	$204,996	$179,733	$204,315

Per Share Data: (a) (b) (c)
Income from continuing operations	$2.77	$3.45	$3.30	$2.49	$2.16
Income from discontinued operations	0.58	0.05	0.13	0.40	0.17
Cumulative effect of change in accounting principle	—	(13.83)	—	(0.35)	(5.51)

Net income (loss)	$3.35	$(10.33)	$3.43	$2.54	$(3.18)

Per Share Data – assuming dilution: (a) (b) (c)
Income from continuing operations	$2.75	$3.40	$3.25	$2.46	$2.14
Income from discontinued operations	0.57	0.05	0.13	0.39	0.16
Cumulative effect of change in accounting principle	—	(13.63)	—	(0.35)	(5.44)

Net income (loss)	$3.32	$(10.18)	$3.38	$2.50	$(3.14)

Other Financial Data:
Total assets (a)(d)	$2,505,228	$1,975,354	$2,480,335	$2,498,278	$2,458,534
Working capital (excluding discontinued assets and liabilities) (c)	71,228	65,939	37,323	42,970	44,791
Capital expenditures	93,896	74,424	37,835	31,774	37,903
Total debt (d)	916,320	485,304	533,280	627,289	642,937
Cash dividends per share	0.88	0.84	0.80	0.76	0.72

(a)	In the third quarter of 2006, the Company acquired WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WJAR in Providence, Rhode Island and WVTM in Birmingham, Alabama.
(b)	Includes the recognition in the first quarter of 2005 of a charge, related to using the direct method to revalue FCC licenses of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill. Also includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities. Also includes the recognition in January of 2002 of an impairment charge related to indefinite-lived intangibles of $126.3 million (net of a tax benefit of $12.2 million) as the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.
(c)	In the second half of 2006, the Company sold KWCH in Wichita, Kansas (including that station’s three satellites); WIAT in Birmingham, Alabama; WDEF in Chattanooga, Tennessee; and KIMT in Mason, Iowa. The Company reported a gain of $11 million (net of income taxes of $6.7 million). In October 2003, the Company sold Media General Financial Services and reported a gain of $6.8 million (net of income taxes of $3.9 million). All prior periods have been restated to reflect these items as discontinued operations (net of taxes).
(d)	Upon adoption of FASB Interpretation 46 in July 2003, the Company added $86 million of assets (primarily buildings) and $94 million of liabilities (primarily debt) related to VIEs.