Form 10-K, Exhibit 13
period 2007-12-30
MEDIA GENERAL INC
filed 2008-02-27
CIK 216539

Exhibit 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This discussion addresses the principal factors affecting the Company’s financial condition and operations during the past three years and should be read in conjunction with the consolidated financial statements and the Five-Year Financial Summary found elsewhere in this report.

OVERVIEW

The Company is a diversified communications company located primarily in the southeastern United States. Its mission is to be the leading provider of high-quality news, information and entertainment in the Southeast by continually building its position of strength in strategically located markets. The Company is committed to providing excellent local content in growth markets over multiple platforms, to continually developing new products and services that will stimulate audience and revenue growth, and to successfully executing its convergence strategy through diversification, forging new partnerships, and through strategic plans to sell non-core assets and operations. The Company implements its strategy and manages its operations through three business segments: Publishing, Broadcast and Interactive Media. The Company owns 25 daily newspapers and more than 150 other publications, 20 network-affiliated television stations (excluding discontinued operations), and it operates more than 75 online enterprises.

Toward the latter part of 2007, the Company set in motion several plans which will allow it to reduce debt, strengthen its balance sheet and focus on its core business as a pure media company. The Company entered into an agreement (along with its other two equal partners) to sell its one-third ownership stake in SP Newsprint to White Birch Paper Company. The sale is expected to be completed in March or April of 2008 and will eliminate the earnings volatility the Company has experienced in recent years due to the highly cyclical nature of newsprint prices. Additionally, the Company has initiated a plan to divest three of its television stations and their associated websites located in mid-sized markets in the Southeastern United States. These stations are WMBB in Panama City, Florida, KALB/NALB in Alexandria, Louisiana, and WNEG in Toccoa, Georgia (an independent satellite station of WSPA in Spartanburg, South Carolina). The Company is also entertaining bids for two other stations (WCWJ in Jacksonville, Florida and WTVQ in Lexington, Kentucky) but plans to sell these two stations were not sufficiently advanced at year-end to characterize these assets as held for sale. These divestitures would allow for further debt reduction, while helping to position the Company to pursue future growth opportunities.

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

Media General relies heavily on advertising from all three of its segments as its primary source of revenue. The distribution of advertising revenues in the United States continues to shift among numerous established media, as well as many new entrants, resulting in increased competition. While Internet advertising growth rates have been the highest of all media, the growth is from a relatively small base. The Company’s Interactive Media Division has benefited from this trend, posting revenue increases of 33% in each of the last two years. The Company recognizes the challenges facing its Publishing Division not only from Internet competition, but also from structural changes in industries that have historically been major purchasers of print advertising, from a generally soft economy and from a sharp downturn in Florida’s economy which significantly impacts the Company’s largest market (the Tampa Bay region). While speculation continues to exist regarding the pace and intensity of a shift away from traditional print advertising, the Company has taken steps to reposition its newspapers to embrace this change. The Interactive Media, Publishing and Broadcast Divisions have teamed together to create a “Web-First” approach to news reporting which provides an immediate platform for breaking news and positions the Interactive Media Division for strong long-term growth. Additionally, the Company continues to focus on creating ways to grow revenues by diversifying its traditional businesses, acquiring a rapidly growing advergaming enterprise, introducing specialty print products targeted to specific demographics, and partnering with Yahoo! and a consortium of Publishing companies that represent more than 500 newspapers in the online classified employment arena.

Advertising at the Broadcast Division can be significantly impacted by events like the Olympics and the Super Bowl, as well as national and statewide political races which generate additional advertising dollars. These events, or their absence in a given year, cause a certain cyclicality in the Company’s Broadcast revenues as even-numbered years tend to increase due to an influx of Political revenues and Olympics advertising. The following graph shows Political advertising as a percentage of total time sales, clearly demonstrating how Political advertising contributes to this cyclicality.

Accordingly, 2007 yielded predictably lower Political advertising revenues, which was in sharp contrast to 2006 as it reaped the benefits of almost $50 million in Political advertising revenues (including $20 million from the newly acquired NBC stations).

In December 2007, the Federal Communications Commission (FCC) modified its cross-ownership rule which presumptively will allow a company to own a newspaper and broadcast station in the largest twenty U.S. markets if certain standards are met. Additionally, the FCC granted permanent waivers to the Company’s convergence partnership in Tampa and to its existing common ownership of newspapers and television stations in four smaller markets where Media General has implemented convergence. The Company has never wavered in its belief that cross-ownership translates into better local television and higher-quality news for communities of all sizes.

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

Intangible assets

The Company reviews the carrying values of both goodwill and other identified intangible assets, including FCC licenses, in the fourth quarter each year, or earlier if events indicate impairment may have arisen, utilizing discounted cash flow models. The preparation of such discounted future operating cash flow analyses requires significant management judgment with respect to operating profit growth rates, appropriate discount rates, and residual values. The fourth-quarter 2007 tests indicated no impairment. However, since the estimated fair values in the discounted cash flow model are subject to change based on the Company’s performance and overall market conditions, future impairment charges are possible.

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

A one percentage-point change in the expected long-term rate of return on plan assets would have resulted in a change in pension expense for 2007 of approximately $2.9 million. A one percentage-point change in the discount rate would have raised or lowered by approximately $5 million the plans’ 2007 expense and would have changed the plans’ projected obligations by approximately $65 million as of the end of 2007. Effective for fiscal 2007, the Company redesigned its defined benefit and defined contribution retirement plans and also added certain new employee benefit programs. The changes included: freezing the service accrual in the defined benefit retirement plan for existing employees (while closing this plan to new employees), increasing the maximum company match in the 401(k) defined contribution plan to 5% from 4% of an employee’s earnings, adding a profit sharing feature to the 401(k) plan, and establishing new retiree medical savings accounts. The Company took these steps to reduce the volatility of future pension expense and contributions while continuing to offer competitive retirement benefits to its employees.

Self-insurance liabilities

The Company self-insures for certain medical and disability benefits, workers’ compensation costs, and automobile and general liability claims with specified stop-loss provisions for high-dollar claims. The Company estimates the liabilities for these items (approximately $19 million at December 30, 2007) based on historical experience and advice from actuaries and claim administrators. Actual claims experience as well as changes in health care cost trends could result in the Company’s eventual cost differing from the estimate.

Income taxes

The Company files income tax returns with various state tax jurisdictions in addition to the Internal Revenue Service and is regularly audited by both federal and state tax agencies. From time to time, those audits may result in proposed adjustments. The Company has considered the alternative interpretations that may be assumed by the various tax agencies and does not anticipate any material impact on its earnings as a result of the various audits. The Company adopted Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, in the first quarter of 2007. This interpretation requires that income tax positions recognized in an entity’s tax returns have a more-likely-than-not chance of being sustained prior to recording the related tax benefit in the financial statements. If subsequent information becomes available that changes the more-likely-than-not assessment of either a previously unrecognized or recognized tax benefit, the corresponding tax benefit or expense would be recorded in the period in which the information becomes available.

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

RESULTS OF OPERATIONS

Net income

The Company recorded net income of $11 million in 2007, $79 million in 2006, and a net loss of $243 million in 2005. In order to facilitate a meaningful comparison of results for the last three years, several items merit separate consideration. As discussed previously, the Company initiated a plan toward the end of 2007 to divest three of its television stations; since the Company does not expect to recover its carrying value less its costs to sell, the Company accrued an after-tax loss of $2 million related to these divestitures. Additionally, the Company sold several CBS stations in 2006 resulting in an after-tax gain of $11 million. The results of the sold stations and those currently held for sale (as well as their associated web sites) have been reported as discontinued operations for all years presented. The remainder of this discussion focuses only on results from continuing operations. Unless otherwise indicated, results of the four NBC stations acquired in the third quarter of 2006 are also excluded to provide relevant year-over-year comparisons. See Note 2 for a detailed discussion of the Company’s 2007 and 2006 acquisitions and divestitures. The Company also entered into an agreement to sell its one-third investment share in SP Newsprint (SPNC) to White Birch Paper Company (see Note 4 for a detailed discussion); the Company recognized an approximate loss of $15 million in the fourth quarter of 2007 due to sale-related costs and write-downs as the Company’s book basis in SPNC was higher than the expected net proceeds. The loss related to the sale of SPNC was more than offset by a $17.6 million gain recorded on an insurance settlement related to a 2007 fire at the Company’s Richmond Times-Dispatch printing plant (see Note 11 for a detailed discussion). Additionally, fiscal 2006 included an extra (53rd) week, the estimated effect of which impacts several comparisons in the following analysis. This extra week contributed approximately $18 million in revenues and $2.5 million to net income and, accordingly, influenced virtually all of the year-over-comparisons. Results for 2005 were substantially impacted by the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill, which requires the use of a direct method for valuing all acquired intangible assets other than goodwill. The direct method resulted in recording a cumulative effect of change in accounting principle charge of $325.5 million ($13.63 per diluted share). See Note 3 for a full discussion of this accounting change. Also influencing 2005 results was the sale of the Company’s 20% interest in The Denver Post Company to MediaNews Group, Inc., which resulted in an after-tax gain of $19.4 million ($0.81 per diluted share).

Income in 2007 from continuing operations fell $52.8 million (84%) from 2006. Three factors contributed almost equally to the year-over-year downturn. First, Broadcast Division operating profits (including the NBC stations acquired in the third quarter of 2006) declined $29.5 million (31%) reflecting substantially reduced political advertising in this odd-numbered year. Second, Publishing Division operating profits fell more than $29 million (24%) as all major advertising categories were down from the prior year due in large part to a pronounced economic downturn in Florida’s economy. Third, excluding the sale-related costs and write-downs associated with SP Newsprint, the Company’s share of SPNC’s underlying operating results produced a $26 million adverse turnaround, primarily reflecting the impact of lower newsprint prices and higher raw material costs. Also impacting the first half of the year was higher interest expense as a result of increased debt levels associated with the acquisition of the NBC stations.

Excluding the Denver gain, income in 2006 from continuing operations before the cumulative effect of the change in accounting principle rose $2.6 million (4.4%) over 2005. Factors which fueled this increase included a 53% rise in Broadcast operating income (including the NBC stations acquired in mid-2006) due to vigorous Political advertising, a nine-fold increase in the Company’s share of SPNC’s results (primarily attributable to higher newsprint selling prices), and a 53rd week in the year which accounted for approximately $2.5 million in additional income. Conversely, several items served to temper these increases including a 65% rise in interest expense and a 12% increase in intangibles amortization, both overwhelmingly due to the acquisition of the NBC stations. The Publishing Division experienced a 7.5% decline in operating profits as slightly higher advertising revenues were unable to offset higher divisional expenses. Also negatively impacting results was $5.6 million of non-cash stock option expense recorded in 2006 as a result of the required adoption of Statement 123(R) (see Note 8 for a complete discussion of the adoption).

Publishing

Operating income for the Publishing Division decreased $29.1 million in 2007 from the prior year despite successful cost containment measures which appreciably mitigated a $56.4 million decline in revenues (including approximately $10.5 million of revenues associated with the extra week in 2006). As shown in the following chart, Classified advertising suffered the largest portion of the revenue decline as employment, automotive and real estate advertising struggled at most locations. The Tampa market contributed more than 80% of the Classified reduction as the Company’s largest market continued to struggle due to the real estate-induced, sharp downturn in Florida’s economy. The current year’s unfavorable market conditions in the Tampa Bay region were amplified because they followed several years of booming growth in that area. Retail revenues were down in 2007 due to the additional week in 2006 and to lower advertising levels in the home improvement and furnishing categories. While the National revenue decline presented in the chart below was less severe than other advertising categories, the decrease was overwhelmingly attributable to the current depressed conditions in the Tampa market (driven by weak automotive and pharmaceutical advertising as well as the impact of the extra week in 2006).

The Company reacted to the challenging advertising environment by implementing a performance improvement plan to better align expenses with the reduced revenue environment by consolidating certain functions and outsourcing others, resulting in the elimination of over 200 authorized positions. The Division’s 2007 year-to-date results included pretax charges of approximately $2.3 million for severance costs related to this realignment. In addition, the Division has implemented several sales initiatives to stimulate Classified advertising sales and continues to aggressively manage its discretionary spending.

Excluding the above-mentioned severance costs, Publishing Division operating expenses decreased $29.6 million in 2007 (which included approximately $8 million of additional expense as a result of the extra week in 2006). Newsprint costs were down $16.1 million due to reduced consumption as a result of switching to lighter weight newsprint, concerted conservation efforts and decreased advertising and circulation volumes, as well as to lower average newsprint prices which were down $58 per short ton. A 5% decrease in employee benefits and compensation costs also contributed to the overall expense reduction, due in large part to lower retirement and healthcare costs, a decrease in advertising commissions, and to a lesser degree, the performance improvement plan.

In 2006 excluding the Denver gain, operating income for the Publishing Division was down $9.6 million as compared to 2005. A $13.3 million increase in revenues (including approximately $10.5 million associated with the 53rd week in 2006) was more than offset by higher operating expenses. Classified revenues remained the Division’s growth engine, with Retail advertising developing into a close contender. Due in large part to the strength of these two advertising categories, 2006 marked the fourth consecutive year in which the Division posted year-over-year growth in overall revenues. Classified advertising revenues rose 4.4% and contributed 60% of the total advertising growth due primarily to explosive real estate advertising and the extra week. Retail advertising improved nearly 4% and reflected new revenue initiatives and consistent growth in several categories, particularly home improvement, as well as the extra week. Conversely, National advertising labored due to weakness in the telecommunications category (which spilled over from 2005) and in the automotive category. Circulation revenues fell below the prior-year level due to a change in wholesale rates to independent carriers in some markets, for which there was a corresponding expense decrease, as well as to small volume declines.

Publishing Division operating expenses increased $22.7 million in 2006 (which included approximately $8 million of additional expense associated with the 53rd week) over the previous year. A 4.5% rise in compensation and employee benefit costs accounted for the largest portion of this increase due to the extra week and to normal salary increases combined with higher retirement costs. Despite a leveling off of newsprint prices for the latter half of 2006, newsprint expense was up 4.6% in the year as average newsprint prices increased $74 per short ton over 2005’s average price. Reduced newsprint consumption due to switching to lighter weight newsprint, concerted conservation efforts and decreased circulation volumes helped to significantly offset these higher newsprint prices as well as the impact of the extra week. Additionally, depreciation and amortization expense rose 9.5% in 2006 as a result of two new printing facilities and a new advertising system, as well as accelerated depreciation related to the reduction of web-widths on printing presses.

Broadcast

Broadcast results for all of 2007 and the second half of 2006 included the four NBC stations which the Company acquired at the beginning of the third quarter of 2006. In the second half of 2006, these stations contributed revenues in excess of $60 million due to extremely strong Political races particularly in Columbus, Ohio and Providence, Rhode Island. In 2007, revenues for the full year rose to $90 million but profits declined by two-thirds as lower NBC primetime ratings combined with a significant decline in Political advertising in this odd-numbered year. As mentioned earlier, for purposes of the remainder of this discussion and for the chart that follows, results of these NBC stations and all discontinued operations are excluded.

Broadcast operating income decreased $16.7 million in 2007 from the prior year primarily due to a $14.9 million decrease in revenues (including approximately $5.7 million relating to the extra week in 2006). A predictable, but nonetheless large, decline in Political advertising accounted for the majority of the Division’s lower revenues. As illustrated in the following chart, National advertising revenues have demonstrated consistency and steadfast growth over the past two years primarily on the strength of the telecommunications category. In 2007, Local time sales were slightly below the 2006 level due to restrained automotive spending as dealers remained cautious, but this category began to regain a foothold by the close of the year on strong grocery store advertising. There was no surprise surrounding the more than 70% decline in Political time sales in this off-election year; political revenues generated from Presidential primaries, gubernatorial races and issue advertising curbed what could have been an even larger descent from the prior year.

Broadcast operating expense rose $1.8 million in 2007 compared to the prior year (including $4 million of additional expense from 2006’s 53rd week) due to higher compensation expense and depreciation costs. Depreciation costs increased 10% on new digital equipment as the Division has virtually completed its government-mandated conversion to broadcast high definition television and despite an extra week a year ago. Employee compensation costs increased 2.2% due to higher sales commissions as the Division worked to replace Political revenues through sales development initiatives. Lower healthcare and retirement-related costs helped to constrain the increase in overall employee compensation and benefits costs to less than 1%.

In 2006, Broadcast Division operating profits exceeded the 2005 level by $13.4 million as the direct result of a $26.1 million increase in revenues. These strong results were bolstered by a 53rd week which augmented operating profits and revenues by approximately $1.7 million and $5.7 million, respectively. Robust advertising time sales, driven predominantly by a surge in Political advertising, significantly outpaced higher operating expenses. Advertising revenues rose in all categories in 2006 over 2005. Political advertising revenues contributed nearly 85% of the Division’s increase in overall advertising time sales (up 12.2%) as campaign spending was going full throttle for gubernatorial, Senate, House, and state and local races in the election year. Despite the advertising dollars being channeled into Political advertising in 2006, Local and National garnered a respectable share of advertising revenues as they showed improvement on the strength of the telecommunications and services categories.

Broadcast Division operating expenses increased $12.7 million in 2006 over 2005 (including approximately $4 million of additional expense associated with the 53rd week). The primary factor driving the increase was higher employee compensation and benefit costs which grew approximately 6.5% due to merit pay raises and increased sales commissions associated with new business, including the extra week. Programming costs were up more than 10% due in large part to the extra week and higher syndication costs. Another dynamic which contributed to the Division’s higher expense level was the continuation of its government-mandated conversion to broadcast high definition television, which translated into increased depreciation on the new equipment and higher electricity costs associated with operating the new transmitters and other digital equipment.

Interactive Media

The 2006 purchase of four NBC television stations included their associated websites. These websites contributed revenues of $1.8 million in 2007 and $1 million in 2006. For purposes of the remainder of this discussion and for the chart that follows, results from both the acquired NBC websites as well as the discontinued website operations are excluded. The primary components comprising the Interactive Media Division are the website group associated with newspapers and television stations (the online group), the advergaming business which was purchased in the third quarter of 2005 (Blockdot), and interactive investments. Net write-downs of an interactive investment totaled $3.4 million in 2007 and $.7 million in 2006 and have been excluded for purposes of the divisional discussion that follows. This investment in a company that produces interactive entertainment and to which the Company has licensed proprietary game content was written down to reflect the extended period the stock price of this publicly traded security has been below the Company’s carrying value. Also of note, the 53rd week in 2006 generated $.3 million in revenues, but also spawned a $.2 million operating loss in that period as the result of higher expenses.

In 2007, absent the above-mentioned net write-down, the Division generated robust double-digit revenue growth (up 32% from 2006) and reduced its operating loss by 54% from the prior year as revenue growth outpaced higher expenses. Blockdot was an instrumental factor in the Division’s success as Blockdot transformed an operating loss of $1.2 million in 2006 into operating profits of $2.6 million in 2007. IMD revenues increased $8.3 million with two-thirds of that growth coming from Blockdot, where advergaming revenues tripled. The remaining divisional revenue growth was generated by a 41% increase in Local online advertising as banners and sponsorships showed solid growth, combined with National/Regional online revenues that more than doubled as strengthening relationships with an expanding network of national agencies translated into more advertisers. As illustrated by the following chart, advertising revenues rose in all categories over the past two years with the exception of Classified advertising which declined 7% in 2007 from the prior year. Online Classified advertising, where customers pay an additional fee to have their classified advertisement placed online simultaneously with its publication in the newspaper, has historically been the backbone of the Division and produced strong revenue growth. However, IMD’s online Classified advertising is directly impacted by Classified performance in the Publishing Division and has suffered comparably, particularly because of Florida’s struggling economy. Initial revenues from the Company’s strategic alliance with Yahoo!HotJobs helped mitigate the overall decline in online Classified advertising.

IMD’s operating expense increased $6.6 million in 2007 compared to 2006 primarily reflecting higher employee compensation and benefits expense due to additional staffing, increased commissions, and annual salary increases due to a focus on recruiting, as well as retaining, talented sales personnel. The Division also incurred expenses related to its Yahoo!HotJobs agreement that were not present a year ago.

In 2006, absent the aforementioned write-down of its investment, the Division reduced its operating loss by 16.6% as compared to 2005. Results of its online group improved significantly in that same period, while Blockdot’s operating loss rose slightly over the prior year. Divisional revenues grew by 28% in 2006 with the online group supplying the lion’s share of the year-over-year improvement. Classified advertising rose more than 15% in 2006 and remained the foundation for the Division’s revenue improvement in 2006 as upsell arrangements and other classified products continued to thrive. IMD’s operating expenses were up $5.1 million in the year, predominantly resulting from higher employee compensation and benefits expense due to additional staffing in key areas, higher sales-related commissions (commensurate with higher revenues) and annual salary increases. Additionally, higher costs were incurred as the Division expanded its advergaming business by investing in its infrastructure and by attracting, as well as retaining, high-quality employees.

The Interactive Media Division remains focused on positioning itself for strong long-term growth, by increasing visitor and page-view growth, creating a dynamic online presence across all the Company’s websites, and generating revenue growth with expanded product and service offerings. The Division continues to seek opportunities to broaden its online product portfolio to meet the growing needs of its advertisers. Its strategic alliance with Yahoo! and a consortium of over 500 newspapers creates both content and distribution opportunities and provides more effective advertising solutions to customers.

Interest expense

Interest expense increased $11.1 million in 2007 from the prior year due entirely to an increase in average debt outstanding of $200 million as a result of additional borrowings associated with the acquisition of the four NBC stations which were purchased at the beginning of the third quarter of 2006.

In the third quarter of 2006, the Company entered into three interest rate swaps (where it pays a fixed rate and receives a floating rate) to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR, not to trade such instruments for profit or loss. These interest rate swaps are cash flow hedges with notional amounts totaling $300 million; swaps with notional amounts of $100 million will mature in 2009, and $200 million will mature in 2011. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company’s $300 million bank term loan. These swaps effectively convert the Company’s variable rate bank term loan to fixed rate debt with a weighted average interest rate approximating 6.4% at December 30, 2007.

Income taxes

The Company’s effective tax rate on income from continuing operations was approximately 32%, 37% and 38% in 2007, 2006 and 2005, respectively. The sharp reduction in the 2007 rate was due primarily to the relatively greater impact that favorable permanent differences (book versus tax) had on the current year’s reduced pre-tax income. Additionally, the Company recognized a tax benefit of $786 thousand in the third quarter of 2007 to record the favorable resolution of an outstanding state income tax assessment. The 2006 tax rate was down slightly from 2005 primarily due to increased fuel credits generated by SP Newsprint as well as the absence of the gain from the 2005 sale of the Company’s 20% interest in Denver, which had a relatively higher effective rate.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 at the beginning of fiscal 2007. The Company recognized an approximate $4.9 million net increase in the liability for uncertain tax positions, which was accounted for as a reduction of retained earnings, as of January 1, 2007. See Note 7 for a complete discussion of the adoption of this standard.

LIQUIDITY

The Company has a $1 billion revolving credit facility and a $300 million variable bank term loan agreement (together the “Facilities”). As shown in the following table, at the end of 2007 there were borrowings of $595 million outstanding under the revolving credit facility and $300 million outstanding under the term loan. The Facilities have both interest coverage and leverage ratio covenants. These covenants, which involve debt levels, interest expense, and a rolling four-quarter calculation of EBITDA (a measure of cash earnings as defined in the revolving credit agreement), can affect the Company’s maximum borrowing capacity (approximately $1.1 billion at December 30, 2007) allowed by the Facilities. Due to the reduced operating results during 2007, in the fourth quarter, the Company amended certain provisions of its Facilities to increase the maximum leverage ratio covenant and reduce the minimum interest ratio covenant for a period of three fiscal quarters. The amendment also modified the circumstances under which certain subsidiary guarantees would be in place. The Company was in compliance with all covenants throughout the year and expects to remain in compliance going forward.

In the first quarter of 2007, the Company repaid, at maturity, $95 million in debt that existed as the result of consolidating certain variable interest entities in which the Company had controlling financial interest by virtue of certain real property leases. At that time, the Company purchased the facilities by using existing capacity under its revolving credit facility.

The Company expects net cash flows over the next year to provide it with sufficient resources to manage working capital needs, pay dividends, and finance capital expenditures. Major capital expenditures in 2008 will include expansion of the Company’s Florence newspaper building to include a television studio for the Company’s Myrtle Beach station which will create shared space to facilitate stronger convergence in that market, as well as press and production projects at the Company’s Publishing operations in Richmond, Winston-Salem and Lynchburg.

The Company typically generates strong net cash from operations (ranging from $102 million to $158 million over the last five years). In 2007, the Company used cash generated from operating activities to repurchase stock for $48.7 million, to make capital expenditures of $78.1 million, to pay dividends to stockholders of $21.2 million and to reduce debt by $18.8 million. The Company’s philosophy is to use excess cash flow to repay debt, which has the effect of strengthening the balance sheet. With the absence of major acquisitions from 2001 to 2004, the Company aggressively reduced debt in those years. The Company expects to complete the sale of its one-third ownership stake in SP Newsprint in March or April of 2008, generating proceeds between $37 million to $40 million which will be used for debt repayment. Net proceeds from the three held-for-sale stations (which are currently being reported as discontinued operations), would also be used to reduce debt. A stronger balance sheet enhances the Company’s ability to qualify for favorable terms under its existing revolving credit facility, negotiate beneficial terms for new borrowing facilities, and produces the financial flexibility to take advantage of attractive strategic opportunities.

The Company does not have material off-balance sheet arrangements. The table that follows shows long-term debt and other specified obligations of the Company:

(In millions)	Payments Due By Periods
Contractual obligations[1]	Total	2008	2009 2010	2011 2012	2013 and beyond
Long-term debt:[2]
Revolving credit facility	$595.0	$—	$—	$595.0	$—
Term loan facility	300.0	—	—	300.0	—
Other	2.6	2.5	0.1	—	—
Operating leases[3]	36.7	7.1	11.6	8.2	9.8
Broadcast film rights[4]	70.4	15.1	39.8	14.1	1.4
Estimated benefit payments from Company assets[5]	69.7	5.3	11.6	13.7	39.1
Purchase obligations[6]	204.7	133.9	46.2	19.2	5.4

Total specified obligations	$1,279.1	$163.9	$109.3	$950.2	$55.7

[1]

As disclosed in Note 7, the Company had a non-current liability for uncertain tax positions of approximately $15.4 million at December 30, 2007. The Company cannot reasonably estimate the amount or period in which the ultimate settlement of these uncertain tax positions will occur, therefore the contractual obligations table excludes this liability.

[2]	The Company has the legal right to prepay its long-term debt without penalty; accordingly no future interest expense has been included.
[3]	Minimum rental commitments under noncancelable lease terms in excess of one year.
[4]

Broadcast film rights include both recorded short-term and long-term liabilities for programs which have been produced and unrecorded commitments to purchase film rights which are not yet available for broadcast.

[5]	Actuarially estimated benefit payments under pension and other benefit plans expected to be funded directly from Company assets through 2017.
[6]

Includes: 1) all current liabilities not otherwise reported in the table that will require cash settlement, 2) significant purchase commitments for fixed assets, and 3) significant non-ordinary course contract-based obligations.

OUTLOOK FOR 2008

The Publishing Division is facing challenges which include a depressed Florida economy that encompasses the Company’s largest market, increasing competition from numerous media, and rising newsprint prices. However, the Broadcast Division looks forward to the return of revenues from Political advertising and the Summer Olympics which should more than offset any Publishing declines. The Publishing Division will also introduce a number of targeted specialty products to supplement revenues from its traditional newspapers and provide advertisers with more opportunities to reach their target customers while exploring opportunities to further reduce expenses. The Interactive Media Division expects its strong advergaming revenues to assist the Division in achieving profitability by the end of 2008. The 2008 sale of SP Newsprint will allow the Company to eliminate the earnings volatility associated with the cyclicality of newsprint prices, while reducing debt and strengthening its balance sheet. The sales of certain television stations is expected to allow the Company to further reduce debt. The Company looks forward to increasing long-term shareholder value in 2008.

*    *    *    *    *    *    *

Certain statements in this annual report that are not historical facts are “forward-looking” statements, as that term is defined by the federal securities laws. Forward-looking statements include statements related to pending transactions and contractual obligations, critical accounting estimates and assumptions, the impact of new accounting standards and the Internet, and expectations regarding the effects and timing of acquisitions and dispositions, the Yahoo! agreements, newsprint prices, pension and postretirement plans, general advertising levels and political advertising levels, and the effects of changes to FCC regulations. Forward-looking statements, including those which use words such as the Company “believes,” “anticipates,” “expects,” “estimates,” “intends,” “projects,” “plans,” “hopes” and similar words, are made as of the date of this filing and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by such statements. The reader should understand that it is not possible to predict or identify all risk factors. Consequently, any such list should not be considered a complete statement of all potential risks or uncertainties.

These forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections including, without limitation: changes in advertising demand, changes to pending accounting standards, changes in circulation levels, changes in relationships with broadcast networks, the availability and pricing of newsprint, fluctuations in interest rates, the performance of pension plan assets, health care cost trends, regulatory rulings including those related to ERISA and tax law, natural disasters, and the effects of acquisitions, investments and dispositions on the Company’s results of operations and its financial condition. Actual results may differ materially from those suggested by forward-looking statements for a number or reasons including those described in Part I, Item 1A, “Risk Factors” of the Company’s Form 10-K.

Report of Management on Media General, Inc.’s

Internal Control over Financial Reporting

Management of Media General, Inc., (the Company) has assessed the Company’s internal control over financial reporting as of December 30, 2007, based on criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that as of December 30, 2007, the Company’s system of internal control over financial reporting was properly designed and operating effectively based upon the specified criteria.

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

January 30, 2008

/s/ Marshall N. Morton	/s/ John A. Schauss	/s/ O. Reid Ashe Jr.
Marshall N. Morton	John A. Schauss	O. Reid Ashe Jr.
President and Chief Executive Officer	Vice President-Finance and Chief Financial Officer	Executive Vice President and Chief Operating Officer

Report of Independent Registered Public Accounting Firm

on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Media General, Inc.

We have audited Media General, Inc.’s internal control over financial reporting as of December 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Media General, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Media General, Inc.’s Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Media General, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Media General, Inc., as of December 30, 2007, and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 30, 2007, and our report dated January 30, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
January 30, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Media General, Inc.

We have audited the accompanying consolidated balance sheets of Media General, Inc., as of December 30, 2007, and December 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three fiscal years in the period ended December 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Media General, Inc., at December 30, 2007, and December 31, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the financial statements, in 2007 the Company changed its method of accounting for uncertain income tax positions to comply with the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.

As discussed in Note 8 to the financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to comply with the provisions of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Media General, Inc.’s internal control over financial reporting as of December 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
January 30, 2008

Media General, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Years Ended
	December 30, 2007	December 31, 2006	December 25, 2005
	(53 weeks)
Revenues	$932,181	$964,857	$860,393
Operating costs:
Production	417,057	413,588	365,765
Selling, general and administrative	350,263	345,179	313,553
Depreciation and amortization	75,235	68,409	59,583
Gain on insurance recovery	(17,604)	—	—

Total operating costs	824,951	827,176	738,901

Operating income	107,230	137,681	121,492

Other income (expense):
Interest expense	(59,577)	(48,505)	(29,408)
Investment income (loss) – unconsolidated affiliates	(31,392)	10,598	1,119
Gain on sale of investment in The Denver Post Corporation	—	—	33,270
Other, net	(2,307)	323	2,454

Total other income (expense)	(93,276)	(37,584)	7,435

Income from continuing operations before income taxes and cumulative effect of change in accounting principle	13,954	100,097	128,927
Income taxes	3,622	37,012	49,088

Income from continuing operations before cumulative effect of change in accounting principle	10,332	63,085	79,839
Discontinued operations:
Income from discontinued operations (net of income taxes of $1,506 in 2007, $3,150 in 2006 and $1,644 in 2005)	2,355	4,928	2,572
Net gain (loss) related to divestiture of discontinued operations (net of income taxes of $722 in 2007 and $6,748 in 2006)	(2,000)	11,029	—
Cumulative effect of change in accounting principle (net of income tax benefit of $190,730)	—	—	(325,453)

Net income (loss)	$10,687	$79,042	$(243,042)

Earnings (loss) per common share:
Income from continuing operations before cumulative effect of change in accounting principle	$0.45	$2.67	$3.39
Income from discontinued operations	0.02	0.68	0.11
Cumulative effect of change in accounting principle	—	—	(13.83)

Net income (loss)	$0.47	$3.35	$(10.33)

Earnings (loss) per common share – assuming dilution:
Income from continuing operations before cumulative effect of change in accounting principle	$0.45	$2.65	$3.34
Income from discontinued operations	0.02	0.67	0.11
Cumulative effect of change in accounting principle	—	—	(13.63)

Net income (loss)	$0.47	$3.32	$(10.18)

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares and per share amounts)

ASSETS

	December 30, 2007	December 31, 2006
Current assets:
Cash and cash equivalents	$14,215	$11,929
Accounts receivable (less allowance for doubtful accounts 2007 – $6,073; 2006 – $6,519)	137,397	136,930
Inventories	6,690	9,650
Other	53,860	41,092
Assets of discontinued operations	61,564	64,519

Total current assets	273,726	264,120

Investments in unconsolidated affiliates	52,360	84,854

Other assets	67,250	70,596

Property, plant and equipment, at cost:
Land	37,233	37,340
Buildings	303,401	292,440
Machinery and equipment	541,457	548,504
Construction in progress	41,233	26,747
Accumulated depreciation	(439,445)	(429,089)

Net property, plant and equipment	483,879	475,942

FCC licenses and other intangibles	668,792	686,157

Excess of cost over fair value of net identifiable assets of acquired businesses	925,059	923,559

Total assets	$2,471,066	$2,505,228

Notes to Consolidated Financial Statements begin on page 34.

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 30, 2007	December 31, 2006
Current liabilities:
Accounts payable	$32,938	$34,039
Accrued expenses and other liabilities	103,500	91,972
Income taxes payable	—	4,516
Liabilities of discontinued operations	878	1,074

Total current liabilities	137,316	131,601

Long-term debt	897,572	916,320

Deferred income taxes	311,588	281,670

Other liabilities and deferred credits	211,583	238,277

Commitments and contingencies (Note 11)

Stockholders’ equity:
Preferred stock ($5 cumulative convertible), par value $5 per share:
authorized 5,000,000 shares; none outstanding
Common stock, par value $5 per share:
Class A, authorized 75,000,000 shares; issued 22,055,835 and 23,556,472 shares	110,279	117,782
Class B, authorized 600,000 shares; issued 555,992 shares	2,780	2,780
Additional paid-in capital	19,713	55,173
Accumulated other comprehensive loss:
Unrealized loss on equity securities	—	(706)
Unrealized loss on derivative contracts	(8,417)	(5,129)
Pension and postretirement	(68,860)	(105,413)
Retained earnings	857,512	872,873

Total stockholders’ equity	913,007	937,360

Total liabilities and stockholders’ equity	$2,471,066	$2,505,228

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except shares and per share amounts)

	Class A Shares	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
		Class A	Class B
Balance at December 26, 2004	23,230,109	$116,150	$2,780	$36,659	$(50,652)	$1,078,832	$1,183,769
Net loss		—	—	—	—	(243,042)	(243,042)
Unrealized loss on equity securities (net of deferred tax benefit of $1,747)		—	—	—	(3,065)	—	(3,065)
Unrealized gain on derivative contracts (net of deferred taxes of $1,390)		—	—	—	2,421	—	2,421
Minimum pension liability (net of deferred tax benefit of $7,837)		—	—	—	(13,322)	—	(13,322)

Comprehensive income (loss)							(257,008)
Cash dividends to shareholders ($0.84 per share)		—	—	—	—	(20,163)	(20,163)
Exercise of stock options	111,564	558	—	4,726	—	—	5,284
Performance accelerated restricted stock	146,520	733	—	2,523	—	—	3,256
Income tax benefits relating to stock-based compensation		—	—	811	—	—	811
Other	2,503	12	—	137	—	(272)	(123)

Balance at December 25, 2005	23,490,696	117,453	2,780	44,856	(64,618)	815,355	915,826

Net income		—	—	—	—	79,042	79,042
Unrealized loss on equity securities (net of deferred tax benefit of $176)		—	—	—	(309)	—	(309)
Reclassification of loss included in net income (net of deferred tax benefit of $254)		—	—	—	446	—	446
Unrealized loss on derivative contracts (net of deferred tax benefit of $899)		—	—	—	(1,578)	—	(1,578)
Minimum pension liability (net of deferred taxes of $5,359)		—	—	—	10,048	—	10,048

Comprehensive income							87,649
Pension and postretirement adoption (SFAS #158) (net of deferred tax benefit of $31,477)		—	—	—	(55,237)	—	(55,237)
Cash dividends to shareholders ($0.88 per share)		—	—	—	—	(21,180)	(21,180)
Exercise of stock options	55,700	279	—	1,324	—	—	1,603
Stock-based compensation		—	—	8,244	—	—	8,244
Income tax benefits relating to stock-based compensation		—	—	306	—	—	306
Other	10,076	50	—	443	—	(344)	149

Balance at December 31, 2006	23,556,472	117,782	2,780	55,173	(111,248)	872,873	937,360

Net income		—	—	—	—	10,687	10,687
Unrealized loss on equity securities (net of deferred tax benefit of $912)		—	—	—	(1,600)	—	(1,600)
Reclassification of loss included in net income (net of deferred tax benefit of $1,314)		—	—	—	2,306	—	2,306
Unrealized loss on derivative contracts (net of deferred tax benefit of $1,874)		—	—	—	(3,288)	—	(3,288)
Pension and postretirement (net of deferred taxes of $21,021)		—	—	—	36,553	—	36,553

Comprehensive income							44,658
Uncertain tax position adoption (FIN #48)		—	—	—	—	(4,921)	(4,921)
Cash dividends to shareholders ($0.92 per share)		—	—	—	—	(21,156)	(21,156)
Exercise of stock options	14,800	74	—	348	—	—	422
Repurchase of common stock	(1,500,000)	(7,500)	—	(41,216)	—	—	(48,716)
Stock-based compensation		(82)	—	5,230	—	—	5,148
Income tax benefits relating to stock-based compensation		—	—	110	—	—	110
Other	(15,437)	5	—	68	—	29	102

Balance at December 30, 2007	22,055,835	$110,279	$2,780	$19,713	$(77,277)	$857,512	$913,007

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	December 30, 2007	December 31, 2006	December 25, 2005
	(53 weeks)
Cash flows from operating activities:
Net income (loss)	$10,687	$79,042	$(243,042)
Adjustments to reconcile net income (loss):
Cumulative effect of change in accounting principle	—	—	325,453
Depreciation	53,109	47,791	43,296
Amortization	25,341	24,842	24,673
Deferred income taxes	16,289	11,176	7,241
Provision for doubtful accounts	5,929	5,660	5,866
Investment loss (income) – unconsolidated affiliates	31,392	(10,598)	(1,119)
Insurance proceeds related to repair costs	19,959	—	—
Gain on insurance recovery	(17,604)	—	—
Net loss (gain) related to divestiture of discontinued operations	2,000	(11,029)	—
Net gain on sale of Denver investment	—	—	(19,391)
Net write-down of investments	3,433	700	—
Change in assets and liabilities:
Retirement plan contributions	—	(15,000)	(15,000)
Retirement plan accrual	5,444	16,543	14,233
Income taxes payable	(17,518)	711	(23,431)
Accounts payable, accrued expenses and other liabilities	(6,636)	(1,699)	(5,412)
Other, net	(996)	9,920	(11,579)

Net cash provided by operating activities	130,829	158,059	101,788

Cash flows from investing activities:
Capital expenditures	(78,142)	(93,896)	(74,424)
Purchases of businesses	(2,525)	(611,385)	(6,676)
Proceeds from sales of discontinued operations and investment	—	135,111	45,850
Insurance proceeds related to machinery and equipment	27,841	—	—
Distribution from unconsolidated affiliate	5,000	2,000	—
Other, net	8,245	(2,853)	4,573

Net cash used by investing activities	(39,581)	(571,023)	(30,677)

Cash flows from financing activities:
Increase in debt	570,000	1,459,000	344,000
Repayment of debt	(588,823)	(1,027,984)	(391,976)
Stock repurchase	(48,716)	—	—
Debt issuance costs	(1,010)	(1,780)	(3,793)
Cash dividends paid	(21,156)	(21,180)	(20,163)
Other, net	743	1,861	5,975

Net cash (used) provided by financing activities	(88,962)	409,917	(65,957)

Net increase (decrease) in cash and cash equivalents	2,286	(3,047)	5,154
Cash and cash equivalents at beginning of year	11,929	14,976	9,822

Cash and cash equivalents at end of year	$14,215	$11,929	$14,976

Notes to Consolidated Financial Statements begin on page 34.

Media General, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Fiscal year

The Company’s fiscal year ends on the last Sunday in December. Results for 2007 and 2005 are for the 52-week periods ended December 30, 2007 and December 25, 2005, respectively; results for 2006 are for the 53-week period ended December 31, 2006.

Principles of consolidation

The accompanying financial statements include the accounts of Media General, Inc., subsidiaries more than 50% owned and certain variable interest entities, now dissolved (see Note 5), for which Media General, Inc. was the primary beneficiary (collectively the Company). All significant intercompany balances and transactions have been eliminated. The equity method of accounting is used for investments in companies in which the Company has significant influence; generally, this represents investments comprising approximately 20 to 50 percent of the voting stock of companies and certain partnership interests. Other investments are generally accounted for using the cost method.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company re-evaluates its estimates on an ongoing basis. Actual results could differ from those estimates.

Presentation

Certain prior-year financial information has been reclassified to conform with the current year’s presentation.

Revenue recognition

The Company’s principal sources of revenue are the sale of advertising in newspapers, the sale of newspapers to individual subscribers and distributors, and the sale of airtime on television stations. In addition, the Company sells advertising on its newspaper and television websites and portals, and derives revenues from other online activities, including an online advergaming and game development firm. The Company also derives revenue from the sale of broadcast equipment and studio design services. Advertising revenue is recognized when advertisements are published, aired or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide rebates or discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated rebates and discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires the Company to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volume realized. Subscription revenue is recognized on a pro-rata basis over the term of the subscription. Amounts received from customers in advance are deferred until earned. Revenues from fixed price contracts (such as studio design services or advergaming development) are recognized under the percentage of completion method, measured by actual cost incurred to date compared to estimated total costs of each contract.

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

Self-Insurance

The Company self-insures for certain employee medical and disability income benefits, workers’ compensation costs, as well as automobile and general liability claims. The Company’s responsibility for workers’ compensation and auto and general liability claims is capped at a certain dollar level (generally $100 thousand to $500 thousand depending on claim type). Insurance liabilities are calculated on an undiscounted basis based on actual claim data and estimates of incurred but not reported claims. Estimates for projected settlements and incurred but not reported claims are based on development factors, including historical trends and data, provided by a third party.

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

When indicators of impairment are present, management evaluates the recoverability of long-lived tangible and finite-lived intangible assets by reviewing current and projected profitability using undiscounted cash flows of such assets. Annually, or more frequently if impairment indicators are present, management evaluates the recoverability of indefinite-lived intangibles using estimated discounted cash flows to determine their fair value.

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

Recent accounting pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), which establishes a common definition for fair value under U.S. generally accepted accounting principles and creates a framework for measuring fair value. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted FAS 157 at the beginning of fiscal 2008, which will result in additional disclosures relating to its financial assets and liabilities such as available-for-sale securities and interest rate swaps. The Company is continuing to evaluate the future impact of FAS 157 on its financial statements regarding non-financial assets and liabilities.

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, which amended the provisions of FAS 141 and will provide international conformity with respect to accounting for business combinations. Some of the more significant aspects of this Statement include: the acquiring entity in a business combination must recognize 100% of the assets acquired and liabilities assumed in the transaction as well as any minority interest; establishes the acquisition date as the measurement point for all consideration; and requires expensing transaction costs related to the business combination. This Statement is effective for fiscal years beginning after December 15, 2008.

In September 2006, the FASB issued EITF 06-1, Accounting For Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider, which expands the scope of the previously issued EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) to include third-party manufacturers and resellers who are not customers of the vendor. Pursuant to this accounting guidance, cash consideration paid to these parties is typically required to be recorded as a reduction of revenue rather than as expense. The Company’s adoption of EITF 06-1 at the beginning of fiscal 2008 will have no impact on net income and will amount to less than 1.5% of consolidated revenues.

Note 2: Acquisitions, Dispositions and Discontinued Operations

The Company has initiated a plan to divest three of its television stations and their associated websites located in mid-sized markets in the Southeastern United States. The divestitures are expected to occur during the first half of 2008. The stations are: WMBB in Panama City, Florida, KALB/NALB in Alexandria, Louisiana, and WNEG in Toccoa, Georgia (an independent satellite station of WSPA in Spartanburg, South Carolina). The divestitures may occur in more than one transaction. Since the Company does not expect to recover its carrying value less its costs to sell, the Company has accrued an after-tax loss of $2 million related to these divestitures.

In the second half of 2006, the Company sold KWCH in Wichita, Kansas (including that station’s three satellites), WIAT in Birmingham, Alabama, WDEF in Chattanooga, Tennessee, and KIMT in Mason City, Iowa, to three different buyers. Gross proceeds from the divestitures were $135 million, including working capital; a net after-tax gain of $11 million was recorded. The Company facilitated these transactions as a tax-deferred, like-kind exchange in conjunction with the acquisition of four NBC stations (discussed below). Depreciation and amortization of assets sold ceased during the second quarter of 2006.

The 2007 accrued loss related to the stations currently held for sale, and the 2006 net gain from the stations sold in that year, are shown on the face of the Consolidated Statements of Operations on the line “Net gain (loss) related to divestiture of discontinued operations (net of income taxes).” The results of these stations and their associated web sites have been presented as discontinued operations in the accompanying Balance Sheets and the Statements of Operations for all periods presented. Income from discontinued operations in the accompanying Consolidated Statements of Operations for the years ended December 30, 2007, December 31, 2006 and December 25, 2005 included:

(In thousands)	2007	2006	2005
Revenues	$19,071	$50,409	$57,544
Costs and expenses	15,210	42,331	53,328

Income before income taxes	3,861	8,078	4,216
Income taxes	1,506	3,150	1,644

Income from discontinued operations	$2,355	$4,928	$2,572

As of December 30, 2007, the assets of discontinued operations consisted of approximately $3 million of current assets, $13 million of fixed assets, and $46 million of intangible assets including FCC licenses, network affiliations and $11 million of goodwill.

The Company completed the acquisition of four NBC owned and operated television stations at the beginning of the third quarter of 2006 for $609 million, including transaction costs. This transaction was accounted for as a purchase and has been included in the Company’s consolidated results of operations since its date of acquisition. The stations acquired were: WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WVTM in Birmingham, Alabama, and WJAR in Providence, Rhode Island.

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

	Years Ended
(In thousands, except per share amounts)	December 31, 2006	December 25, 2005
Revenues	$1,015,851	$962,853

Income from continuing operations before cumulative effect of change in accounting principle	$58,886	$70,413
Income from discontinued operations	4,928	2,572
Gain on sale of discontinued operations	11,029	—
Cumulative effect of change in accounting principle	—	(325,453)

Net income (loss)	$74,843	$(252,468)

Earnings (loss) per common share – assuming dilution:
Income from continuing operations before cumulative effect of change of accounting principle	$2.47	$2.94
Discontinued operations, including 2006 gain on sale of $0.46 per share	0.67	0.11
Cumulative effect of change in accounting principle	—	(13.63)

Net income (loss)	$3.14	$(10.58)

Note 3: Intangible Assets

The Consolidated Statements of Operations include amortization expense from continuing operations for finite-lived intangibles of $17.8 million, $17 million and $15.2 million in 2007, 2006 and 2005, respectively. Currently, intangibles amortization expense is projected to be approximately $16 million in 2008, decreasing to approximately: $13 million in 2009, $12 million in 2010 and 2011, and $9 million in 2012. The following table shows the gross carrying amount and accumulated amortization for intangible assets as of December 30, 2007, and December 31, 2006:

	As of December 30, 2007		As of December 31, 2006
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizing intangible assets (including network affiliation, advertiser, programming and subscriber relationships):
Broadcast	$246,919	$76,352	$246,919	$61,943
Publishing	35,531	32,434	35,141	29,637
Interactive Media	2,570	1,883	2,570	1,316

Total	$285,020	$110,669	$284,630	$92,896

Indefinite-lived intangible assets:
Goodwill:
Broadcast	$280,996		$280,996
Publishing	642,161		640,661
Interactive Media	1,902		1,902

Total goodwill	925,059		923,559
FCC licenses	492,436		492,436
Other	2,005		1,987

Total	$1,419,500		$1,417,982

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

Note 4: Investments

The Company’s equity method investments include a one-third partnership interest in SP Newsprint Company (SPNC), a domestic newsprint manufacturer, and an approximate 18% interest in a limited partnership investment company which the Company recognizes on a three-month lag. In June 2005, the Company sold its 20% interest in The Denver Post Company (Denver) when MediaNews Group, Inc., exercised its option to purchase the Company’s interest. The Company sold Denver for $45.9 million and recorded an after-tax gain of $19.4 million (net of taxes of $13.9 million) on that sale in 2005.

The Company’s share of results from SPNC declined significantly during 2007 due to the combination of lower newsprint selling prices and higher raw materials costs. A strategic review initiated by the partners in May 2007 resulted in SPNC’s announcement, in January 2008, that it had entered into an agreement with certain affiliates of White Birch Paper Company to be acquired for $350 million in an all-cash transaction. The acquisition, which is subject to regulatory approval, is expected to close during the first four months of 2008. As a result of this agreement, SPNC wrote off goodwill on its books (the Company’s share of this write-off was $3.7 million) and the Company recorded an additional pre-tax write-down of $10.7 million to its investment in SPNC. Both losses were recorded in “Investment income (loss) – unconsolidated affiliates” on the Consolidated Statements of Operations. The additional write-down recorded is subject to final adjustment upon closing of the sale. The chart below presents the summarized financial information for the Company’s investment in SPNC together with the additional write-down taken by the Company.

SP Newsprint Company

(In thousands)		2007	2006
Current assets		$120,392	$112,871
Noncurrent assets		349,082	393,762
Current liabilities		233,586	60,087
Noncurrent liabilities		51,842	198,651

(In thousands)	2007	2006	2005
Net sales	$572,125	$638,377	$584,161
Gross profit (loss)	(525)	84,509	50,775
Net income (loss)	(59,939)	31,562	3,114
Company’s equity in net income (loss)	(19,980)	10,521	1,038
Additional write-down of Company’s investment	(10,656)	—	—

The Company is committed to purchase 35 thousand tons of newsprint annually from SPNC. In 2007, the Company purchased approximately 58 thousand tons of newsprint from SPNC at market prices, which totaled $30 million and approximated 56% of the Company’s newsprint needs; in 2006 and 2005, the Company purchased approximately 57 thousand tons of newsprint from SPNC which approximated 46% and 42%, respectively, of the Company’s newsprint needs in each of those years and totaled approximately $34 million and $30 million in 2006 and 2005, respectively. Additionally, in order to facilitate SPNC extending the maturity of its revolving credit agreements for several months, the partners have pledged to make additional capital contributions (not to exceed $7.3 million per partner) to SPNC if certain events related to its sale do not take place.

Retained earnings of the Company at December 30, 2007, included $7.7 million related to undistributed earnings of unconsolidated affiliates.

The Company has an investment in a company that produces interactive entertainment including games and to whom the Company has licensed proprietary game content. The Company, which carries this investment at fair value, recognized write-downs of its investment in 2007 and 2006 of $3.6 million and $700 thousand, respectively, to reflect its approximate fair value due to the extended period the stock price of this publicly traded security has been below the Company’s carrying value.

Note 5: Long-Term Debt and Other Financial Instruments

Long-term debt at December 30, 2007, and December 31, 2006, was as follows:

(In thousands)	2007	2006
Revolving credit facility	$595,000	$505,000
Bank term loan facility	300,000	300,000
Borrowings of consolidated variable interest entities	—	95,320
Bank lines	2,500	16,000
Capitalized lease	72	—

Long-term debt	$897,572	$916,320

The Company has a $1 billion revolving credit facility as well as a $300 million variable bank term loan agreement (together the “Facilities”) which mature in 2011. The Company’s debt covenants require the maintenance of an interest coverage ratio in addition to a leverage ratio, as defined. In the fourth quarter of 2007, the Company amended the Facilities to increase the maximum leverage ratio covenant and reduce the minimum interest ratio covenant for a period of three fiscal quarters. The amendment also modified the circumstance under which certain subsidiary guarantees would be in place. Interest rates under the Facilities are based on the London Interbank Offered Rate (LIBOR) plus a margin ranging from 0.3% to 0.7% (0.7% at December 30, 2007), determined by the Company’s leverage ratio. The Company pays fees (0.175% at December 30, 2007) on the entire commitment of the facility at a rate also based on its leverage ratio. As of December 30, 2007, the Company was in compliance with all covenants and expects that the covenants will continue to be met.

In the first quarter of 2007, the Company repaid, at maturity, $95 million in debt that existed as the result of consolidating certain variable interest entities (VIEs) in which the Company had controlling financial interest by virtue of certain real property leases. At that time, the Company purchased the facilities by using existing capacity under its revolving credit facility.

At December 30, 2007, the Company had borrowings of $2.5 million from bank lines due within one year with an interest rate of 5% that were classified as long-term debt in accordance with the Company’s intention and ability to refinance these obligations on a long-term basis under existing facilities.

Long-term debt maturities during the five years subsequent to December 30, 2007, aggregating $897.6 million, were $2.6 million in 2008 and $895 million in 2011.

In the third quarter of 2006, the Company drew down the full bank term loan that existed at that time and redeemed $200 million of senior notes which matured on September 1, 2006. Also in the third quarter of 2006, the Company entered into several interest rate swaps as part of an overall strategy to manage interest cost and risk associated with variable interest rates, primarily short-term changes in LIBOR. These interest rate swaps are cash flow hedges with notional amounts totaling $300 million; swaps with notional amounts of $100 million will mature in 2009 and $200 million will mature in 2011. Changes in cash flows of the interest rate swaps offset changes in the interest payments on the Company’s $300 million bank term loan. These swaps effectively convert the Company’s variable rate bank term loan to fixed rate debt with a weighted average interest rate approximating 6.4% at December 30, 2007.

The table that follows includes information about the carrying values and estimated fair values of the Company’s financial instruments at December 30, 2007 and December 31, 2006:

(In thousands)	2007	2006
Assets:
Investments	$1,874	$4,426
Liabilities:
Long-term debt:
Revolving credit facility	595,000	505,000
Bank term loan facility	300,000	300,000
Borrowings of consolidated variable interest entities	—	95,320
Bank lines	2,500	16,000
Interest rate swap agreements	13,214	5,822

The Company’s investments which have a readily determinable value and are classified as available-for-sale are carried at fair value, with unrealized gains or losses, net of deferred taxes, reported as a separate component of stockholders’ equity. The carrying value of the long-term debt in the chart above approximates its fair value. The interest rate swaps are carried at fair value based on a discounted cash flow analysis of the estimated amounts the Company would have received or paid to terminate the swaps.

Note 6: Business Segments

The Company, located primarily in the southeastern United States, is a diversified communications company which has three operating segments: Publishing, Broadcast and Interactive Media. The Publishing Segment, the Company’s largest based on revenue and segment profit, includes 25 daily newspapers and more than 150 weekly newspapers and other publications. The Broadcast Segment consists of 20 network-affiliated broadcast television stations and a provider of equipment and studio design services. The Interactive Media Segment consists of all of the Company’s online enterprises and an online advergaming and game development firm.

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

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2007
Consolidated revenues	$544,757	$358,367	$36,181	$(7,124)	$932,181

Segment operating cash flow	$115,131	$91,587	$(941)		$205,777
Allocated amounts:
Net write-down of investments			(3,433)		(3,433)
Depreciation and amortization	(25,095)	(25,691)	(1,852)		(52,638)

Segment profit (loss)	$90,036	$65,896	$(6,226)		149,706

Unallocated amounts:
Interest expense					(59,577)
Investment loss – unconsolidated affiliates					(31,392)
Acquisition intangibles amortization					(17,773)
Corporate expense					(37,856)
Gain on insurance recovery					17,604
Other					(6,758)

Consolidated income from continuing operations before income taxes					$13,954

Segment assets	$968,436	$1,226,078	$12,028		$2,206,542
Corporate					202,960
Discontinued operations					61,564

Consolidated assets					$2,471,066

Segment capital expenditures	$34,933	$36,553	$1,316		$72,802
Corporate					4,010
Discontinued operations					1,330

Consolidated capital expenditures					$78,142

(In thousands)	Publishing	Broadcast	Interactive Media	Eliminations	Total
2006
Consolidated revenues	$601,144	$343,118	$27,113	$(6,518)	$964,857

Segment operating cash flow	$144,048	$115,304	$(1,629)		$257,723
Allocated amounts:
Write-down of investment			(700)		(700)
Depreciation and amortization	(24,876)	(19,936)	(1,479)		(46,291)

Segment profit (loss)	$119,172	$95,368	$(3,808)		210,732

Unallocated amounts:
Interest expense					(48,505)
Investment income – unconsolidated affiliates					10,598
Acquisition intangibles amortization					(17,018)
Corporate expense					(39,997)
Other					(15,713)

Consolidated income from continuing operations before income taxes					$100,097

Segment assets	$966,008	$1,223,613	$16,453		$2,206,074
Corporate					234,635
Discontinued operations					64,519

Consolidated assets					$2,505,228

Segment capital expenditures	$48,632	$32,337	$1,823		$82,792
Corporate					3,698
Discontinued operations					7,406

Consolidated capital expenditures					$93,896

2005
Consolidated revenues	$587,849	$256,900	$20,365	$(4,721)	$860,393

Segment operating cash flow	$151,268	$77,478	$(2,344)		$226,402
Allocated amounts:
Equity in net income of unconsolidated affiliate	221				221
Gain on sale of Denver	33,270				33,270
Depreciation and amortization	(22,709)	(15,090)	(1,419)		(39,218)

Segment profit (loss)	$162,050	$62,388	$(3,763)		220,675

Unallocated amounts:
Interest expense					(29,408)
Investment income – unconsolidated affiliates					898
Acquisition intangibles amortization					(15,191)
Corporate expense					(37,785)
Other					(10,262)

Consolidated income from continuing operations before income taxes and cumulative effect of change in accounting principle					$128,927

Segment assets	$944,482	$606,833	$15,762		$1,567,077
Corporate					231,508
Discontinued operations					176,769

Consolidated assets					$1,975,354

Segment capital expenditures	$36,548	$22,476	$1,438		$60,462
Corporate					5,393
Discontinued operations					8,569

Consolidated capital expenditures					$74,424

Note 7: Taxes on Income

Significant components of income taxes from continuing operations are as follows:

(In thousands)	2007	2006	2005
Current:
Federal	$(10,710)	$23,662	$38,521
State	(1,957)	2,174	3,326

Total	(12,667)	25,836	41,847

Deferred:
Federal	13,432	8,298	5,383
State	2,857	2,878	1,858

Total	16,289	11,176	7,241

Income taxes	$3,622	$37,012	$49,088

Temporary differences, which gave rise to significant components of the Company’s deferred tax liabilities and assets at December 30, 2007, and December 31, 2006, are as follows:

(In thousands)	2007	2006
Deferred tax liabilities:
Difference between book and tax bases of intangible assets	$303,252	$276,736
Tax over book depreciation	87,346	89,816
Other	567	7,666

Total deferred tax liabilities	391,165	374,218

Deferred tax assets:
Employee benefits	(37,271)	(32,963)
Acquired net operating losses	(2,107)	(2,686)
Other comprehensive income items	(44,245)	(63,793)
Other	(5,908)	(2,797)

Total deferred tax assets	(89,531)	(102,239)

Deferred tax liabilities, net	301,634	271,979
Deferred tax assets included in other current assets	9,954	9,691

Deferred tax liabilities	$311,588	$281,670

Reconciliation of income taxes computed at the federal statutory tax rate to actual income tax expense from continuing operations is as follows:

(In thousands)	2007	2006	2005
Income taxes computed at federal statutory tax rate	$4,884	$35,034	$45,125
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	585	3,283	3,365
Other	(1,847)	(1,305)	598

Income taxes	$3,622	$37,012	$49,088

The Company paid income taxes of $6.9 million, $27.1 million and $51 million, respectively, net of refunds in 2007, 2006 and 2005.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), on January 1, 2007. The Company recognized an approximate $4.9 million net increase in the liability for uncertain tax positions, which was accounted for as a reduction of retained earnings, as of January 1, 2007. A reconciliation of the beginning and ending balances of the gross liability for uncertain tax positions is as follows:

(in thousands)
Balance at January 1, 2007	$17,278
Additions based on tax positions related to the current year	190
Additions for tax positions for prior years	1,531
Reductions for tax positions for prior years	(722)
Reductions due to settlements	(2,856)

Balance at December 30, 2007	$15,421

The entire balance of the liability for uncertain tax positions would impact the effective rate (net of related asset for uncertain tax positions) if underlying issues were sustained or favorably settled. The Company recognizes interest and penalties accrued related to uncertain tax positions in the provision for income taxes. At December 30, 2007, the liability for uncertain tax positions included approximately $5.2 million of estimated interest and penalties.

For federal tax purposes, the Company’s tax returns have been audited through 2003 and remain subject to audit for years 2004 and beyond. The Company has various state income tax examinations ongoing and at varying stages of completion, but generally its state income tax returns have been audited or closed to audit through 2003.

Note 8: Common Stock and Stock Options

In the second quarter of 2007, the Company entered into an accelerated share repurchase program with an investment bank. Under this program, the investment bank delivered 1.5 million shares of Class A Common Stock to the Company for approximately $57 million ($38.10 per share). Those shares were immediately retired and accounted for as a reduction of stockholders’ equity. The share repurchase was funded with borrowings under the Company’s existing credit agreements. As part of the transaction, the Company entered into a forward contract with the investment bank. The forward contract was settled in the third quarter and included a price adjustment based on the volume weighted-average price of the Company’s Class A Common Stock, as defined in the agreement. After this adjustment, the final share repurchase totaled $48.7 million ($32.48 per share).

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

The Company adopted Statement 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as of the beginning of 2006 using the modified prospective method. Results for 2005 have not been restated. Prior to the adoption of Statement 123(R), the Company’s stock-based employee compensation plans were accounted for in accordance with APB 25, under which no compensation expense was recorded because the exercise price of employee stock options equaled the market price of the underlying stock on the date of grant. Had the Company adopted Statement 123(R) in 2005, the impact of that statement would have approximated the impact of FAS 123 (as if the fair-value-based recognition provisions of that statement had been applied) as shown in the following table. The weighted-average grant date fair value of stock options awarded in 2005 ($20.59) was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 4.1%; dividend yield of 1.5%; volatility factor of 27%; and an expected life of 8 years.

(In thousands, except per share amounts)	Year Ended 2005
Net loss, as reported	$(243,042)
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(4,928)

Pro forma net loss	$(247,970)

Earnings (loss) per share:
Basic - as reported	$(10.33)

Basic - pro forma	$(10.54)

Diluted - as reported	$(10.18)

Diluted - pro forma	$(10.39)

Under the Company’s Long-Term Incentive Plan (LTIP), the Company has historically granted stock-based awards to key employees in the form of nonqualified stock options (Non-Qualified Stock Option Plan) and non-vested shares (Performance Accelerated Restricted Stock Plan (PARS)). At the Company’s 2006 Annual Meeting, amendments, including one allowing for additional shares to be made available for future awards, were not approved. Consequently, the Company did not grant additional stock options or PARS in 2007. The Company resumed this practice in 2008 after amendments to the LTIP were approved at the 2007 Annual Stockholder Meeting. In the first quarter of 2007 in order to maintain long-term compensation objectives for key employees, the Board adopted the Stock Appreciation Rights (SAR) Plan and approved grants of individual awards thereunder on January 31, 2007.

A SAR, which is settled in cash and designed to help align key employees’ interests with those of the Company’s stockholders, provides the grantee the ability to benefit from appreciation in the value of the Company’s Class A Common Stock. The amount realized upon exercise of a SAR is the difference between the fair market value of Class A Common Stock on the date of grant and the fair market value of Class A Common Stock on the date of exercise, subject to a maximum increase in value (100% for awards granted in 2007). SARs vest ratably over a three-year period from the date of grant and have a maximum five-year term. SARs vest immediately upon the grantee’s death or disability during employment or upon retirement after age 63 with ten years of service provided that the grantee is employed on December 31 of the year in which the SAR was granted. Upon termination of employment, the grantee has up to 12 months thereafter to exercise any vested SAR.

The Company granted 512,600 SARs with an exercise price of $40.01 in the first quarter of 2007 at a grant-date fair value of $8.79 using a binomial lattice valuation method. No SARs were exercised during 2007, but 37,200 were forfeited. The weighted-average grant-date fair value of SARs awarded in 2007 was estimated on the date of grant using the following assumptions: risk-free interest rate of 4.8%, dividend yield of 2.2%, volatility of 24%, and an expected life of 4.4 years. Each quarter, the Company records compensation expense or benefit ratably over the service period and adjusts for changes in the fair value of SARs. The Company recognized non-cash compensation expense related to SARs of approximately $0.1 million during 2007. This compensation expense was included on the “Selling, general and administrative” line of the Consolidated Condensed Statements of Operations. Based on the fair value of SARs ($0.57 per SAR) at December 30, 2007, there was $0.1 million of total unrecognized compensation cost related to SARs, which would be recognized over a weighted-average period of approximately 2 years. However, a significant increase in stock price would cause the actual compensation cost recognized to be higher due to the variable nature of expense under the SARs Plan. The Company believes that the issuance of stock options and PARS provides for less volatility and better aligns the interests of its stockholders and employees than SARs awards; therefore, the Company does not anticipate authorizing further SARs awards provided adequate shares remain available under the LTIP.

The LTIP is administered by the Compensation Committee and permits the grant of share options and shares to its employees for up to 5 million shares (of which no more than 1.1 million can be used for PARS). At December 30, 2007, a combined 1,937,025 shares were available for grants of PARS (no more than 491,431) and stock options under the LTIP. Grant prices of stock options are equal to the fair market value of the underlying stock on the date of grant. Unless changed by the Compensation Committee, options are exercisable during the continued employment of the optionee but not for a period greater than ten years and not for a period greater than one year after termination of employment; they generally become exercisable at the rate of one-third each year from the date of grant. For awards granted prior to 2006, the optionee may exercise any option in full in the event of death or disability or upon retirement after at least ten years of service with the Company and after attaining age 55. For awards granted in 2006, the optionee must be 63 years of age, with ten years of service, and must be an employee on December 31 in order to be eligible to exercise an award upon retirement. The Company has options for less than 70,000 shares outstanding under former plans with slightly different exercise terms.

As indicated above, no stock options were granted in 2007. The Company valued stock options granted in 2006 using a binomial lattice valuation method. The volatility factor was estimated based on the Company’s historical volatility over the contractual term of the options. The Company also used historical data to derive the option’s expected life and employee forfeiture rates within the valuation model. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the date of grant. The dividend yield was predicated on the current annualized dividend payment and the average stock price over the year prior to the grant date. The weighted-average grant-date fair value of stock options awarded in 2006 ($15.50) was estimated on the date of grant using the following assumptions: risk-free interest rate of 4.4%, dividend yield of 1.4%, volatility of 28%, and an expected life of 6.6 years.

The following is a summary of option activity for the year ended December 30, 2007:

(In thousands, except per share amounts)	Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)*	Aggregate Intrinsic Value
Outstanding-beginning of year	2,032	$54.43
Granted	—	—
Exercised	(15)	28.50
Forfeited or expired	(148)	55.58

Outstanding-end of year	1,869	$54.54	5.8	$16

Outstanding-end of year less estimated forfeitures	1,846	$54.60	5.8	$16

Exercisable - end of year	1,474	$54.99	5.2	$16

*	Excludes 900 options which are exercisable during the lifetime of the optionee and 63,000 options which are exercisable during the continued employment of the optionee and for a three-year period thereafter

The Company recognized non-cash compensation expense related to stock options of approximately $3.4 million ($2.2 million after-tax) and $5.6 million ($3.6 million after-tax) for 2007 and 2006, respectively. This compensation expense was included on the “Selling, general and administrative” line of the Consolidated Condensed Statement of Operations. As of December 30, 2007, there was $2 million of total unrecognized compensation cost related to stock options expected to be recognized over a weighted-average period of approximately 1 year. The total intrinsic value of options exercised during 2007 was $0.1 million; cash received from these options exercised was $0.4 million. The actual tax benefit realized from option exercise of share-based payment arrangements was nominal. In 2007, the Company also reflected $0.1 million of excess tax benefits as a financing cash flow in its Statement of Cash Flows.

Certain executives are eligible for Performance Accelerated Restricted Stock (PARS), which vests over a ten-year period. If certain earnings targets are achieved (as defined in the plan) vesting may accelerate to either a three, five or seven year period. The recipient of PARS must remain employed by the Company during the vesting period. PARS is awarded at the fair value of Class A shares on the date of the grant. At December 30, 2007, the following shares remain unvested under the terms of the plan: 144,600 shares granted in 2005 at $63.18, 136,600 shares granted in 2003 at $56.03, 102,500 shares granted in 2001 at $51.41, and 57,400 shares granted in 1999 at $47.91. All restrictions on PARS granted prior to 1999 have been released.

As of the end of 2007, there was $9.9 million of total unrecognized compensation cost related to PARS under the LTIP; that cost is expected to be recognized over a weighted-average period of approximately 5.8 years. The amount recorded as expense in 2007, 2006, and 2005 was $1.8 million, $2.6 million, and $3.3 million, respectively.

Each non-employee member of the Board of Directors of the Company participates in the Directors’ Deferred Compensation Plan. The plan provides that each non-employee Director shall receive half of his or her annual compensation for services to the Board in the form of Deferred Stock Units (DSU); each Director additionally may elect to receive the balance of his or her compensation in either cash, DSU, or a split between cash and DSU. Other than dividend credits, deferred stock units do not entitle Directors to any rights due to a holder of common stock. DSU account balances may be settled after the Director’s retirement date by a cash lump-sum payment, a single distribution of common stock, or annual installments of either cash or common stock over a period of up to ten years. The Company records expense annually based on the amount of compensation paid to each director as well as recording an adjustment for changes in fair value of DSU. In 2007, 2006, and 2005, the Company recognized benefits of $0.5 million, $0.4 million and $0.2 million, respectively, under the plan due to the decrease in fair value of DSU.

Note 9: Retirement Plans

The Company has a funded, qualified non-contributory defined benefit retirement plan which covers substantially all employees, and non-contributory unfunded supplemental executive retirement and ERISA excess plans which supplement the coverage available to certain executives. The Company also has a retiree medical savings account (established as of the beginning of 2007) which reimburses employees who retired from the Company for certain medical expenses. In addition, the Company also has an unfunded plan that provides certain health and life insurance benefits to retired employees who were hired prior to 1992. The previously mentioned plans are collectively referred to as the “Plans”. The Company used a measurement date of December 31 for the Plans.

In the second quarter of 2006, the Company announced a redesign of its defined benefit and defined contribution retirement plans as well as the addition of certain new employee benefit programs. These changes are expected to reduce the volatility of future pension expense while continuing to provide competitive retirement benefits to employees. The changes became effective at the beginning of 2007 and included: freezing the service accrual in the current defined benefit retirement plan for existing employees (while closing this plan to new employees), increasing the maximum Company match in the current 401(k) defined contribution plan to 5% from 4% of an employee’s earnings, adding a profit sharing component to the 401(k) plan, and establishing a retiree medical savings account.

Benefit Obligations

The following table provides a reconciliation of the changes in the Plans’ benefit obligations for the years ended December 30, 2007, and December 31, 2006:

	Pension Benefits		Other Benefits
(In thousands)	2007	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$437,267	$417,972	$50,995	$32,166
Service cost	1,096	14,535	491	396
Interest cost	24,995	25,235	2,943	2,559
Participant contributions	—	—	1,121	1,047
Plan amendments	(18)	—	2,189	13,210
Actuarial gain	(38,239)	(4,807)	(6,828)	(110)
Acquisition	—	—	—	5,011
Benefit payments	(16,808)	(15,668)	(3,163)	(3,284)

Benefit obligation at end of year	$408,293	$437,267	$47,748	$50,995

The accumulated benefit obligation at the end of 2007 and 2006 was $349 million and $361 million, respectively. The Company’s policy is to fund benefits under the supplemental executive retirement, excess, and all postretirement benefits plans as claims and premiums are paid. As of December 30, 2007 and December 31, 2006, the benefit obligation related to the supplemental executive retirement and ERISA excess plans included in the preceding table was $46.4 million and $51.2 million, respectively. The Plans’ benefit obligations were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2007	2006	2007	2006
Discount rate	6.50%	6.00%	6.50%	6.00%
Compensation increase rate	4.00	4.00	4.00	4.00

A 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for both 2007 and 2006. This rate was assumed to decrease gradually each year to a rate of 5% in 2014 and remain at that level thereafter. These rates can have a significant effect on the amounts reported for the Company’s postretirement obligations. A one-percentage point increase or decrease in the assumed health care trend rates would change the Company’s accumulated postretirement benefit obligation by approximately $800 thousand and the Company’s net periodic cost by $75 thousand.

Plan Assets

The following table provides a reconciliation of the changes in the fair value of the Plans’ assets for the years ended December 30, 2007, and December 31, 2006:

	Pension Benefits		Other Benefits
(In thousands)	2007	2006	2007	2006
Change in plan assets:
Fair value of plan assets at beginning of year	$297,622	$265,205	$—	$—
Actual return on plan assets	25,860	31,386	—	—
Employer contributions	1,734	16,699	2,524	2,727
Participant contributions	—	—	1,121	1,047
Benefit payments	(16,808)	(15,668)	(3,645)	(3,774)

Fair value of plan assets at end of year	$308,408	$297,622	$—	$—

The asset allocation for the Company’s funded retirement plan at the end of 2007 and 2006, and the asset allocation range for 2008, by asset category, are as follows:

	Asset Allocation Range	Percentage of Plan Assets at Year End
Asset Category	2008	2007	2006
Equity securities	55%-75%	73%	73%
Fixed income securities	25%-45%	27%	27%

Total		100%	100%

As plan sponsor of the funded retirement plan, the Company’s investment strategy is to achieve a rate of return on the plan’s assets that, over the long-term, will fund the plan’s benefit payments and will provide for other required amounts in a manner that satisfies all fiduciary responsibilities. A determinant of the plan’s returns is the asset allocation policy. The Company’s investment policy provides absolute ranges (55%-75% equity, 25%-45% fixed income) for the plan’s long-term asset mix. The Company periodically (at least annually) reviews and rebalances the asset mix if necessary. The Company also reviews the plan’s overall asset allocation to determine the proper balance of securities by market capitalization, value or growth, U.S. or international, or the addition of other asset classes. Periodically, the Company evaluates each investment manager to determine if that manager has performed satisfactorily when compared to the defined objectives, similarly invested portfolios, and specific market indices.

Funded Status

The following table provides a statement of the funded status of the Plans at December 30, 2007, and December 31, 2006:

	Pension Benefits		Other Benefits
(In thousands)	2007	2006	2007	2006
Amounts recorded in the balance sheet:
Current liabilities	$(1,660)	$(1,667)	$(3,466)	$(3,879)
Noncurrent liabilities	(98,225)	(137,978)	(44,282)	(47,116)

Net amount recognized	$(99,885)	$(139,645)	$(47,748)	$(50,995)

The following table provides a reconciliation of the Company’s accumulated other comprehensive income prior to any deferred tax effects:

	Pension Benefits			Other Benefits
(In thousands)	Net actuarial (gain) loss	Prior service (credit) cost	Total	Net actuarial (gain) loss	Prior service cost	Total
December 31, 2006	$143,525	$(259)	$143,266	$13	$14,801	$14,814
Current year change	(47,588)	35	(47,553)	(6,754)	468	(6,286)

December 30, 2007	$95,937	$(224)	$95,713	$(6,741)	$15,269	$8,528

The Company anticipates recognizing $5 million of actuarial loss and $1.7 million of prior service cost, both of which are currently in accumulated other comprehensive income, as a component of its net periodic cost in 2008.

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

(In thousands)	Pension Benefits	Other Benefits	Medicare Subsidy Receipts
Employer Contributions
2008 (expectation) to participant benefits	$11,713	$4,064	$—
Expected Benefit Payments / Receipts
2008	16,595	4,064	487
2009	16,998	4,471	532
2010	18,000	4,488	586
2011	19,444	4,873	639
2012	20,985	4,744	699
2013-2017	129,265	24,600	4,308

Net Periodic Cost

The following table provides the components of net periodic benefit cost for the Plans for fiscal years 2007, 2006, and 2005:

	Pension Benefits			Other Benefits
(In thousands)	2007	2006	2005	2007	2006	2005
Service cost	$1,096	$14,535	$13,796	$491	$396	$295
Interest cost	24,995	25,235	22,440	2,943	2,559	1,866
Expected return on plan assets	(24,808)	(25,306)	(24,871)	—	—	—
Amortization of prior-service cost	(53)	11	209	1,721	1,182	462
Amortization of net loss (gain)	8,296	7,412	7,078	(74)	—	853
Curtailment loss	—	497	—	—	—	—

Net periodic benefit cost	$9,526	$22,384	$18,652	$5,081	$4,137	$3,476

As part of its purchase accounting for the 2006 NBC station acquisition, the Company recorded $5.3 million of liabilities in that year related to post-retirement and retiree medical savings account benefits granted to those new employees.

The net periodic costs for the Company’s pension and other benefit plans were determined using the following assumptions:

	Pension Benefits		Other Benefits
	2007	2006 [1]	2007	2006 [1]
Discount rate	6.00%	5.80%	6.00%	5.80%
Expected return on plan assets	8.50	8.80	—	—
Compensation increase rate	4.00	3.75	4.00	3.75

[1]

Assumption as of the beginning of the year. The Plans were remeasured as of April 30, 2006 in conjunction with the redesign of retirement benefits using the following assumptions: discount rate 6.5%, expected return on plan assets 8.5%, and compensation increase rate 4.0%.

The reasonableness of the expected return on the funded retirement plan assets was determined by four separate analyses: 1) review of 18 years of historical data of portfolios with similar asset allocation characteristics done by a third party, 2) analysis of 10 years of historical performance assuming the current portfolio mix and investment manager structure done by a third party, 3) review of the Company’s actual portfolio performance over the past 10 years, and 4) projected portfolio performance, assuming the plan’s asset allocation range, done by a third party. Net periodic costs for 2008 will use a discount rate of 6.5%, an expected rate of return on plan assets of 8.5%, and a compensation increase rate of 4.0%.

The Company also sponsors a 401(k) plan (which beginning in 2007 included a profit-sharing component) covering substantially all employees under which the Company matches 100% of participant pretax contributions up to a maximum of 5% of the employee’s salary in 2007 (maximum match was 4% prior to 2007). Eligible account balances may be rolled over from a prior employer’s qualified plan. Contributions charged to expense under the plan were $10.6 million, $8.7 million and $8.2 million in 2007, 2006 and 2005, respectively. The Company also recorded $5.8 million of expense in 2007 reflecting the amount it expects to pay in profit sharing contributions.

Note 10: Earnings Per Share

The following chart is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for income from continuing operations before cumulative effect of change in accounting principle, as presented in the Consolidated Statements of Operations.

	2007			2006			2005
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS
Income from continuing operations available to common stockholders before cumulative effect of change in accounting principle	$10,332	22,656	$0.45	$63,085	23,597	$2.67	$79,839	23,527	$3.39

Effect of Dilutive Securities
Stock options		—			—			121
Restricted stock and other	(58)	171		(54)	187		(68)	236

Diluted EPS
Income from continuing operations available to common stockholders plus assumed conversions before cumulative effect of change in accounting principle	$10,274	22,827	$0.45	$63,031	23,784	$2.65	$79,771	23,884	$3.34

Note 11: Commitments, Contingencies and Other

Broadcast film rights

Over the next 6 years the Company is committed to purchase approximately $53.4 million of program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced, the Company’s commitment would expire without obligation.

Capital commitments

The Company currently has several significant projects involving new buildings and press equipment. It also is in the process of replacing a centralized traffic system in its Broadcast Division. Remaining commitments on these projects at December 30, 2007, totaled approximately $8.1 million.

Lease obligations

The Company rents certain facilities and equipment under operating leases. These leases extend for varying periods of time ranging from one year to more than twenty years and in many cases contain renewal options. Total rental expense from continuing operations amounted to $9.2 million in 2007, $7.9 million in 2006 and $6.0 million in 2005. Minimum rental commitments for continuing operations under operating leases with noncancelable terms in excess of one year are as follows: 2008 – $7.1 million; 2009 – $6.0 million; 2010 – $5.6 million; 2011 – $4.5 million; 2012 – $3.7 million; subsequent years – $9.8 million.

Interest

In 2007, 2006 and 2005, the Company’s interest expense related to continuing operations was $59.6 million (net of $1.4 million capitalized), $48.5 million (net of $1 million capitalized) and $29.4 million (net of $0.8 million capitalized), respectively. Interest paid for all operations during 2007, 2006 and 2005, net of amounts capitalized, was $58.3 million, $48.4 million and $23.6 million, respectively.

Other current assets

Other current assets included program rights of $15.8 million and $15.7 million at December 30, 2007, and December 31, 2006, respectively. At December 30, 2007, other current assets also included refundable income taxes of $12.9 million.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

(In thousands)	2007	2006
Payroll and employee benefits	$34,677	$31,565
Unearned revenue	21,244	21,567
Fire damage repair costs received in advance (see below)	14,428	—
Program rights	14,936	16,001
Other	18,215	22,839

Total	$103,500	$91,972

Insurance Recovery

In the second quarter of 2007, one of three presses at the Company’s Richmond Times-Dispatch printing facility near Richmond, Virginia, caught fire; damage to the remainder of the facility was minimal and the remaining presses were back in operation the next day. The Company has insurance to cover the damage as well as the interruption to its business. In the fourth quarter, the Company reached a settlement with the insurance company and received cash of $47.7 million (net of the $100,000 deductible that was recorded as an expense in the second quarter) which covered the damaged press as well as the Company’s clean-up and repair costs, $14.4 million of which will be expended subsequent to year end. The Company wrote off the net book value of the destroyed equipment totaling $10.2 million. The insured value of the property exceeded its net book value by $17.6 million, which was recorded as a gain on insurance settlement in the fourth quarter.

Other

The FCC has mandated a reallocation of a portion of the broadcast spectrum to others, including Sprint/Nextel. According to the FCC order, broadcasters must surrender their old equipment to prevent interference within a narrowed broadcasting frequency range. In exchange for the relinquished equipment, Sprint/Nextel is providing broadcasters with new digital equipment and reimbursing associated out-of-pocket expenses. Over the next two years, Sprint/Nextel will provide the Company with new equipment which is capable of meeting the narrowed broadcasting frequency criteria. The Company recorded gains of $.9 million in 2007 in the line item “Selling, general and administrative” on the Consolidated Statements of Operations and anticipates recording gains approaching $7 million in total over the next two years relating to the new equipment.

Media General, Inc.

Quarterly Review

(Unaudited, in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007
Revenues	$226,299	$236,646	$225,451	$243,785
Operating income	6,515	24,444	23,458	52,813
Income (loss) from continuing operations	(6,609)	4,696	1,804	10,441
Income from discontinued operations	105	424	678	1,148
Net loss related to divestiture of discontinued operations	—	—	—	(2,000)
Net income (loss)	(6,504)	5,120	2,482	9,589
Income (loss) per share from continuing operations	(0.27)	0.21	0.08	0.47
Income (loss) per share from continuing operations – assuming dilution	(0.27)	0.21	0.08	0.47
Net income (loss) per share	(0.27)	0.23	0.11	0.43
Net income (loss) per share – assuming dilution	(0.27)	0.22	0.11	0.43

Shares traded	9,475	18,389	24,771	14,633
Stock price range	$36.50-43.94	$32.32-39.50	$26.68-34.62	$20.25-31.40
Quarterly dividend paid	$0.23	$0.23	$0.23	$0.23

2006
Revenues	$213,529	$225,629	$236,273	$289,426
Operating income	17,543	31,556	24,961	63,621
Income from continuing operations	6,637	17,752	7,409	31,287
Income from discontinued operations	30	2,424	1,359	1,115
Net gain on sale of discontinued operations	—	—	11,802	(773)
Net income	6,667	20,176	20,570	31,629
Income per share from continuing operations	0.28	0.75	0.31	1.33
Income per share from continuing operations – assuming dilution	0.28	0.75	0.31	1.32
Net income per share	0.28	0.85	0.87	1.34
Net income per share – assuming dilution	0.28	0.85	0.87	1.33

Shares traded	6,434	9,135	10,116	7,690
Stock price range	$46.17-53.00	$35.74-47.74	$35.65-44.16	$33.80-38.79
Quarterly dividend paid	$0.22	$0.22	$0.22	$0.22

*	Media General, Inc., Class A common stock is listed on the New York Stock Exchange under the symbol MEG. The approximate number of equity security holders of record at February 3, 2008, was: Class A common – 1,462, Class B common – 11.
*	In the fourth quarter of 2007, the Company initiated a plan to sell three of its televisions stations and recorded a net loss related to the divestitures of $2 million (net of income taxes of $0.7 million). In the third and fourth quarters of 2006, the Company sold certain television stations and reported a net gain on these sales of $11 million (net of income taxes of $6.7 million). All prior periods have been restated to reflect these items as discontinued operations.

Five-Year Financial Summary

Certain of the following data were compiled from the consolidated financial statements of Media General, Inc., and should be read in conjunction with those statements and Management’s Discussion and Analysis which appear elsewhere in this report.

(In thousands, except per share amounts)	2007	2006	2005	2004	2003
Summary of Operations
Operating revenues (a)(b)	$932,181	$964,857	$860,393	$843,372	$786,408

Net income (loss)	$10,687	$79,042	$(243,042)	$80,185	$58,685
Adjustments to reconcile to operating cash flow:
Cumulative effect of change in accounting principle (c)	—	—	325,453	—	8,079
Income from discontinued operations (a)	(2,355)	(4,928)	(2,572)	(4,998)	(4,118)
Loss (gain) related to divestiture of discontinued operations (a)	2,000	(11,029)	—	—	(6,754)
Gain on sale of investment in The Denver Post Corporation	—	—	(33,270)	—	—
Investment (income) loss – unconsolidated affiliates	31,392	(10,598)	(1,119)	(1,551)	4,672
Other, net	2,307	(323)	(2,454)	(7,477)	(10,666)
Interest expense	59,577	48,505	29,408	31,082	34,424
Income taxes	3,622	37,012	49,088	43,897	32,783

Operating income	107,230	137,681	121,492	141,138	117,105
Depreciation and amortization	75,235	68,409	59,583	58,097	57,465

Operating cash flow	$182,465	$206,090	$181,075	$199,235	$174,570

Per Share Data: (a) (b) (c)
Income from continuing operations	$0.45	$2.67	$3.39	$3.22	$2.42
Income from discontinued operations	0.02	0.68	0.11	0.21	0.47
Cumulative effect of change in accounting principle	—	—	(13.83)	—	(0.35)

Net income (loss)	$0.47	$3.35	$(10.33)	$3.43	$2.54

Per Share Data – assuming dilution: (a) (b) (c)
Income from continuing operations	$0.45	$2.65	$3.34	$3.17	$2.39
Income from discontinued operations	0.02	0.67	0.11	0.21	0.46
Cumulative effect of change in accounting principle	—	—	(13.63)	—	(0.35)

Net income (loss)	$0.47	$3.32	$(10.18)	$3.38	$2.50

Other Financial Data:
Total assets (b)	$2,471,066	$2,505,228	$1,975,354	$2,480,335	$2,498,278
Working capital (excluding discontinued assets and liabilities) (a)	75,724	69,074	64,344	35,565	40,909
Capital expenditures	78,142	93,896	74,424	37,835	31,774
Total debt	897,572	916,320	485,304	533,280	627,289
Cash dividends per share	0.92	0.88	0.84	0.80	0.76

(a)	In the fourth quarter of 2007, the Company initiated a plan to divest WNEG in Toccoa, Georgia, KALB/NALB in Alexandria, Louisiana, and WMBB in Panama City, Florida, and recorded a loss on the divestitures of $2 million (net of income taxes of $0.7 million). In the second half of 2006, the Company sold KWCH in Wichita, Kansas (including that station’s three satellites); WIAT in Birmingham, Alabama; WDEF in Chattanooga, Tennessee; and KIMT in Mason, Iowa. The Company reported a gain of $11 million (net of income taxes of $6.7 million). In October 2003, the Company sold Media General Financial Services and reported a gain of $6.8 million (net of income taxes of $3.9 million). All prior periods have been restated to reflect these items as discontinued operations (net of taxes).
(b)	In the third quarter of 2006, the Company acquired WNCN in Raleigh, North Carolina, WCMH in Columbus, Ohio, WJAR in Providence, Rhode Island and WVTM in Birmingham, Alabama.
(c)	Includes the recognition in the first quarter of 2005 of a charge, related to using the direct method to revalue FCC licenses of $325.5 million (net of a tax benefit of $190.7 million) as the cumulative effect of a change in accounting principle resulting from the adoption of EITF Topic D-108, Use of the Residual Method to Value Acquired Assets Other Than Goodwill. Also includes the recognition in July of 2003 of a charge related to variable interest entities of $8.1 million (net of a tax benefit of $3.4 million) as the cumulative effect of a change in accounting principle resulting from the adoption of FASB Interpretation 46, Consolidation of Variable Interest Entities.